Form 20-F
period 2019-12-31
Futu Holdings Ltd
filed 2020-04-27
CIK 1754581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number:  001-38820

Futu Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

11/F, Bangkok Bank Building No. 18 Bonham Strand W, Sheung Wan Hong Kong S.A.R., People’s Republic of China +852 2523-3588
(Address of principal executive offices)

Arthur Yu Chen, Chief Financial Officer Telephone: +852 2523-3588 Email: ir@futuholdings.com 11/F, Bangkok Bank Building No. 18 Bonham Strand W, Sheung Wan Hong Kong S.A.R., People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing eight Class A ordinary shares, par value US$0.00001 per share)	FUTU	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*              Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

459,090,941 Class A ordinary shares (excluding the 77,310,740 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 544,552,051 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒ Yes   ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “ADSs” are to American depositary shares, each of which represents eight Class A ordinary shares;

•                  “availability rate” are to the ratio of the total time a service system is capable of being used during the market hours of the relevant equity markets;

•                  “average DAUs” in a given period are to the average of the DAUs on each trading day during that period;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “churn rate” are to the percentage of the decrease in the same paying client cohort between the beginning and ending of a given period divided by the number of paying clients at the beginning of the same period;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•                  “DAUs” are measured based on the number of user accounts and visitors who access our Futu NiuNiu platform at least once on a given trading day. Some visitors may access our platform using more than one device on a given trading day and we calculate the number of visitors who access our platform based on the number of the devices used by the visitors to access our platform;

•                  “Futu,” “we,” “us,” “our company” and “our” are to Futu Holdings Limited, our Cayman Islands holding company and its subsidiaries, its consolidated affiliated entities;

•                  “HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

•                  “HK SFC” are to the Securities and Futures Commission of Hong Kong;

•                  “MAUs” are measured based on the number of user accounts and visitors who access our Futu NiuNiu platform at least once during the calendar month in question. Some visitors may access our platform using more than one device in a given month and we calculate the number of visitors who access our platform based on the number of the devices used by the visitors to access our platform;

•                  “paying clients” are to the number of the clients with assets in their trading accounts on our platform;

•                  “registered clients” or “clients” are to the number of users who open one or more trading accounts on our platform;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and “users” are to the number of user accounts registered with our Futu NiuNiu applications or websites.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7894 to US$1.00, the exchange rate as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission, goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the trends in, expected growth and the market size of the online and mobile trading and other financial services industry in China, Hong Kong and globally;

•                  expected changes in our revenues, costs or expenditures;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with users, clients and third-party business partners;

•                  competition in our industry;

•                  our proposed use of proceeds;

•                  relevant government policies and regulations relating to our industry; and

•                  general economic and business conditions in the markets we have businesses.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The online brokerage and related industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the online brokerage industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected Financial Data

The following selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive (loss)/income data for the year ended December 31, 2016, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year ended December 31,
	2016	2017	2018	2019
	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data :
Revenues
Brokerage commission and handling charge income	74,498	184,918	407,990	511,365	65,649
Interest income	5,795	105,872	360,585	464,903	59,684
Other income	6,722	20,873	42,768	85,287	10,949
Total revenues	87,015	311,663	811,343	1,061,555	136,282
Costs
Brokerage commission and handling charge expenses	(18,730)	(36,777)	(80,127)	(100,550)	(12,909)
Interest expenses	(3,459)	(19,879)	(95,624)	(89,238)	(11,456)
Processing and servicing costs	(22,880)	(52,446)	(73,843)	(91,916)	(11,800)
Total costs	(45,069)	(109,102)	(249,594)	(281,704)	(36,165)
Total gross profit	41,946	202,561	561,749	779,851	100,117

Operating expenses
Research and development expenses(1)	(61,624)	(95,526)	(151,097)	(262,345)	(33,680)
Selling and marketing expenses(1)	(59,198)	(41,446)	(98,062)	(164,701)	(21,144)
General and administrative expenses(1)	(31,786)	(57,293)	(103,831)	(164,850)	(21,164)
Total operating expenses	(152,608)	(194,265)	(352,990)	(591,896)	(75,988)

	For the Year ended December 31,
	2016	2017	2018	2019
	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share and per share data)
Others, net	(1,085)	(4,918)	(7,959)	(9,462)	(1,215)

(Loss)/income before income tax benefit/(expense)	(111,747)	3,378	200,800	178,493	22,914
Income tax benefit/(expense)	13,276	(11,480)	(62,288)	(12,286)	(1,577)
Net loss from equity method investments	—	—	—	(543)	(70)

Net (loss)/income	(98,471)	(8,102)	138,512	165,664	21,267

Preferred Shares redemption value accretion	(17,929)	(47,715)	(66,998)	(12,309)	(1,580)
Income allocation to participating preferred shareholders	—	—	(34,576)	(10,196)	(1,309)
Net (loss)/income attributable to ordinary shareholder of the Company	(116,400)	(55,817)	36,938	143,159	18,378
Net (loss)/income	(98,471)	(8,102)	138,512	165,664	21,267
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(4,142)	3,366	754	(3,147)	(404)
Total comprehensive (loss)/income	(102,613)	(4,736)	139,266	162,517	20,863
Net (loss)/income per share attributable to ordinary shareholder of the Company
Basic	(0.29)	(0.14)	0.09	0.17	0.02
Diluted	(0.29)	(0.14)	0.07	0.16	0.02

Net (loss)/income per ADS
Basic				1.38	0.18
Diluted				1.25	0.16

Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic	403,750,000	403,750,000	403,750,000	832,790,329	832,790,329
Diluted	403,750,000	403,750,000	511,536,122	917,897,426	917,897,426

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selling and marketing expenses	261	161	104	538	69
Research and development expenses	8,335	8,854	9,223	12,055	1,548
General and administrative expenses	559	754	1,113	3,374	433
Total	9,155	9,769	10,440	15,967	2,050

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	179,016	375,263	215,617	362,574	46,547
Cash held on behalf of clients	3,345,172	7,176,579	11,771,487	14,540,863	1,866,750
Available-for-sale financial securities	2,236	—	59,348	93,773	12,039
Equity method investment	—	—	—	6,166	792
Amounts due from related parties	1,006	6,541	—	—	—
Loans and advances	126,163	2,907,967	3,086,904	4,188,689	537,742
Receivables:
Clients	792,480	218,960	120,256	247,017	31,712
Brokers	9,918	106,078	425,849	1,226,348	157,438
Clearing organization	9,614	55,892	175,955	304,080	39,038
Interest	1,070	7,041	49,427	16,892	2,169
Prepaid assets	4,932	3,646	8,810	12,470	1,601
Operating lease right-of-use assets	—	—	—	161,617	20,748
Other assets	45,876	65,918	149,279	239,435	30,739
Total assets	4,517,483	10,923,885	16,062,932	21,399,924	2,747,315

Liabilities
Amounts due to related parties	6,479	14,687	8,591	33,628	4,317
Payables:
Clients	4,107,782	7,340,823	12,304,717	15,438,879	1,982,037
Brokers	31,446	929,692	920,871	1,484,243	190,547
Clearing organization	10,441	82,878	—	—	—
Interest	2,481	2,066	2,405	519	67
Borrowings	161,179	1,542,448	1,576,251	1,467,586	188,408
Securities sold under agreements to repurchase	—	—	—	1,590	204
Convertible notes	32,030	—	—	—	—
Operating lease liabilities	—	—	—	172,466	22,141
Accrued expenses and other liabilities	26,689	60,717	149,818	252,460	32,411
Total liabilities	4,378,527	9,973,311	14,962,653	18,851,371	2,420,132

Total mezzanine equity	329,175	1,183,475	1,250,472	—	—
Total shareholders’ (deficit)/equity	(190,219)	(232,901)	(150,193)	2,548,553	327,183
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	4,517,483	10,923,885	16,062,932	21,399,924	2,747,315

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	1,397,692	1,855,328	4,470,167	1,969,434	252,834
Net cash used in investing activities	(6,230)	(5,145)	(78,052)	(160,057)	(20,548)
Net cash generated from financing activities	147,594	2,155,846	35,690	1,151,622	147,845
Effect of exchange rate changes on cash, cash equivalents and restricted cash	77	21,625	7,457	(44,666)	(5,734)
Net increase in cash, cash equivalents and restricted cash	1,539,133	4,027,654	4,435,262	2,916,333	374,397
Cash, cash equivalents and restricted cash at beginning of the year	1,985,055	3,524,188	7,551,842	11,987,104	1,538,900
Cash, cash equivalents and restricted cash at end of the year	3,524,188	7,551,842	11,987,104	14,903,437	1,913,297

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history which makes it difficult to evaluate our future prospects.

We launched our online brokerage business in 2012 and experienced significant growth since 2015. Between 2012 and 2015, we focused on continuously improving our platform and technology infrastructure. As our business is built on cutting-edge technology and a majority of our staff come from internet and technology companies, which differentiate us from traditional brokers, we have limited experience in most aspects of our business operation, such as trading, margin financing and securities lending. In addition, we launched our fund distribution platform in August 2019 and have limited experience in serving our current user and client base. We have also seen significant growth in our U.S. operations. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

The online brokerage and wealth management industries may not develop as expected. Prospective users and clients of our services may not be familiar with the development of online brokerage and wealth management markets and may have difficulty distinguishing our services from those of our competitors. Convincing prospective users and clients of the value of using our services is critical to increasing the amount of transactions on our platform and to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•                  manage our future growth;

•                  navigate a complex and evolving regulatory environment;

•                  offer personalized and competitive online brokerage, wealth management and other financial services;

•                  increase the utilization of our services by existing and new users;

•                  offer attractive commission fees while driving the growth and profitability of our business;

•                  maintain and enhance our relationships with our business partners, including funding partners for our margin financing business and fund companies for our wealth management business;

•                  enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•                  improve our operational efficiency;

•                  attract, retain and motivate talented employees to support our business growth;

•                  navigate economic condition and fluctuation; and

•                  defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Our historical growth rates may not be indicative of our future growth.

We have experienced rapid growth in our business and operations since our inception. Our total revenues increased by 160.3% from HK$311.7 million in 2017 to HK$811.3 million in 2018, and further increased by 30.9% from HK$811.3 million in 2018 to HK$1,061.6 million (US$136.3 million) in 2019. However, our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories in a quickly-evolving industry may encounter.

We may not be able to manage our expansion effectively. Continuous expansion may increase the complexity of our business and place a strain on our management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations. We upgrade our systems from time to time to cater to the need of launching new services and executing increasing trading volume, and the process of upgrading our current systems may disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our business.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally. In addition, our ability to maintain our culture as a public company, with changes in policies, practices, corporate governance and management requirements, may be challenging. Failure to maintain our culture could have a material adverse effect on our business.

We are subject to extensive and evolving regulatory requirements in Hong Kong and U.S., non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by the HK SFC.

The markets in Hong Kong and the United States in which we operate are highly regulated. However, the online-based brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. Our business operations are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the “HK Brokerage Service Rules,” including, for example, the SFO and its subsidiary legislation. These HK Brokerage Service Rules set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong.” In addition, our operations in the United States are subject to applicable United States law, rules and regulatory guidance (“US Brokerage Regulations”), including, for example, the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), rules and guidance adopted under the Exchange Act by the U.S. Securities and Exchange Commission (“SEC”) and rules and guidance adopted by the Financial Industry Regulatory Authority (“FINRA”).  See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in the United States.” Failure to comply with applicable HK Brokerage Service Rules or the US Brokerage Regulations can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

From time to time, Futu Securities International (Hong Kong) Limited (“Futu International Hong Kong”) as a HK SFC-licensed corporation may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HK SFC. The HK SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HK SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any HK SFC inquiries, reviews or investigations without the consent of the HK SFC. Futu Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, may be subject to similar examinations and regulatory actions initiated by the SEC, FINRA or the various state regulatory authorities in the United States.

As of the date of this annual report, Futu International Hong Kong is involved in ongoing regulatory inquiries by the HK SFC for matters including, among others, client onboarding processes. We are unable to accurately predict the outcome of the inquiries because of their ongoing nature. See “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.” There remains a risk that on conclusion of the inquiries, the HK SFC may identify misconduct or material non-compliance and decide to proceed with investigation and take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of Futu International Hong Kong’s licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Service Rules following the identification of any such misconduct or material non-compliance, which may result in the HK SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

Our online client onboarding procedures do not strictly follow the specified steps set out by the relevant authorities in Hong Kong.

As online-based brokerage services in Hong Kong and China and, in particular, the technologies and practices involved in online account opening services are at relatively early stages of development, applicable laws, regulations, guidelines, circulars and other regulatory guidance with regard to online client onboarding procedures remain evolving and are subject to further changes. Residents in China can open Hong Kong or U.S. trading accounts with us by following the online application procedures summarized in this annual report. See “Item 4. Information on the Company—B. Business Overview—Our Services—Trading, Clearing and Settlement—Account Opening.” Our system supports the online verification procedures, among others, based on a prospective client’s PRC identification information and debit card issued by a bank based in China. The HK SFC’s current position on the expressly specified non-face-to-face approaches for account opening, including online account opening, in light of HK SFC regulatory requirements is summarized in paragraph 5.1 of the SFC Code of Conduct and SFC circulars dated May 12, 2015, October 24, 2016, July 12, 2018 and 28 June, 2019 (together, the “SFC Circulars”). There are various methods set out under the SFC Circulars for online account opening, one of which is to use e-certification services provided by certification authorities outside Hong Kong whose electronic signature certificates have obtained mutual recognition status accepted by the Hong Kong government and the relevant local government when onboarding clients. As our current online client onboarding procedures for residents in China as discussed above do not strictly follow the specified methods set out in the SFC Circulars, we have started to test and implement a new e-certification procedure through a mutually recognized certification authority as part of our online onboarding process. There is no assurance that we will be able to achieve full implementation timely, or at all. We are currently in discussion with the HK SFC regarding our online client onboarding procedures. If we were required by the HK SFC to remediate our account opening procedures for all of our existing clients retroactively or to make further adjustments to our online client onboarding process, we will need to incur extensive time and costs and our customer experience may be adversely impacted. As a result, such remediation or adjustments may have a material adverse impact on our operations, business prospects, user experience and client acquisition and retention. If our online client onboarding procedures are finally determined by the HK SFC to be not in compliance with the applicable laws, regulations, guidelines, circulars and other regulatory guidance, we may be subject to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.

We do not hold any license or permit for providing securities brokerage business in China. Although we do not believe we engage in securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Securities Business.” We do not hold any license or permit in relation to providing securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our clients are PRC citizens. However, we do not believe the business we are conducting now through our subsidiaries or consolidated affiliated entities in China is securities brokerage business in China. In the past, we received inquiries relating to our business from certain regulatory authorities in China. We have since then taken measures to modify and enhance our business and platform to be in compliance with the applicable PRC laws and regulations related to securities brokerage business in China. However, we cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements. Based on the opinion of our PRC counsel, CM Law Firm, we are in compliance with the applicable PRC laws and regulations related to securities brokerage business in China after such modifications in all material aspects. However, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities related business in China. We cannot assure you that our current operation model, such as redirecting users and clients to open accounts and make transactions outside China, will not be deemed as operating securities brokerage business in China, which may subject us to further inquiries or rectifications. If certain of our activities in China were deemed by relevant regulators as provision of securities brokerage services, investment consulting services and stock options brokerage business in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our operations in the PRC, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume achieved on our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.

Since we launched our online brokerage business, the majority of our clients are Chinese nationals. We do not provide cross-border currency conversion services related to Renminbi to our clients, and we require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchanges in the United States or purchase any Hong Kong money market, fixed income and equity funds through our platform to deposit funding into their respective offshore trading accounts.

In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes and Chinese nationals can only engage in offshore investments under capital items through provided method such as Qualified Domestic Institutional Investors. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Offshore Stocks Investment.” If the government further tightens the amount of currency exchange allowed for Chinese nationals, increases the control over remittance of currency out of the PRC, and/or specifically prohibits any exchanges for securities-related investment, the trading activities of Chinese nationals on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated on our platform, the occurrence of any of the above regulatory changes would have a material and adverse impact on our business, operating and financial results.

In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. As we do not provide cross-border currency conversion services related to Renminbi to our Chinese national clients, we do not require our clients to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we may face more severe consequences, including but not limited to being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients, verify evidence of approval from relevant authorities or suspend our operations pending an investigation or indefinitely. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. We may also be subject to regular inspections from relevant authorities from time to time. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We face significant competition in the online brokerage and wealth management industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.

The market for online brokerage and wealth management services is relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and financial service providers in Hong Kong who, in an effort to satisfy the demands of their clients for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, have embarked upon building such facilities and service enhancements.

In addition, the online brokerage and wealth management industries exhibit massive opportunities which may attract major internet companies to enter the market by adopting a similar business model, which may significantly affect our market share and sales volume. For example, major international brokerage companies that have large retail online brokerage businesses as well as online brokerage units of commercial banks may take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development.

We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online brokerage and wealth management industries may also seek to develop new service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we are unable to retain existing clients or attract new clients to increase their trading volume, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.

We derive a significant portion of our revenues from our online brokerage services provided to our clients. To maintain the high growth momentum of our platform, we depend on retaining current clients and attracting more new clients. If there is insufficient demand for our online brokerage, margin financing and wealth management services, we might not be able to maintain and increase our trading volume and revenues as we expect, and our business and results of operations may be adversely affected.

Our success depends largely on our ability to retain existing clients, in particular those that have highly frequent transactions. Our clients may not continue to place trading orders or increase the level of their trading activities on our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using our platform altogether, which in turn will materially and adversely affect our business. Even if we are able to provide high-quality and satisfactory services on our platform in a timely manner and at favorable price terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increase trading transactions due to reasons out of our control, such as our clients’ personal financial reasons or the deterioration of the capital markets condition.

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$41.4 million, HK$98.1 million and HK$164.7 million (US$21.1 million) in selling and marketing expenses, representing 13.3%, 12.1% and 15.5% of our total revenues in 2017, 2018 and 2019, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

We must stay abreast of the needs and preferences of our clients to serve their evolving trading needs as their investment demands change. If we fail to retain our existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow the trading volume on our platform, and our business and results of operations may be adversely affected. In addition, if we are unable to maintain, enhance or develop the methods we use to retain clients, the costs of client retention will significantly increase, and our ability to retain clients may be harmed.

Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investment made by clients on our platform. The profitability of our clients’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. We provide a social community to facilitate the provision of financial and market information. Although these materials and commentaries contain prominent disclaimers, our clients may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other clients on our platform, ignoring our alert warnings that clients should make their own investment judgment and should not predict future performance based on historical records. As a result, the financial loss of our clients may affect our performance in terms of transaction volumes and revenues as clients decide to abort trading. In addition, some clients who have suffered substantial losses on our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.

Because our revenues and profitability depend largely on clients’ trading volume, they are prone to significant fluctuations and are difficult to predict.

Our revenues and profitability depend in part on the level of trading activity of the securities of our clients, which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong, the PRC and the United States, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the ongoing COVID-19 pandemic and/or eruptions of regional tensions could negatively impact our revenues and profitability. As a result of these risks, our income and operating results may be subject to significant fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A Sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.”

A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices across China. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. In general, while these measures reduced the efficiency of our operations, we were not significantly impacted through the first quarter of 2020 and have benefitted from an increase in funds flow and trading volume due to customers switching to online trading when physical, offline facilities were closed. Governmental restrictions in China have eased in recent weeks, and we cannot predict whether this increase in business activity will continue after customers are once again able to visit physical facilities. The extent to which COVID-19 impacts our results of operations during the remainder of 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese and global economies in general.

Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Given the general slowdown in China’s economic conditions, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the brokerage and wealth management industry, we cannot assure that we can launch new products and services in time or that we can maintain the growth rate we have experienced. Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our financial condition and operating results for 2020 may be adversely affected. For a more detailed description on the expected impact of COVID-19 on our business, see “Item 4. Information on the Company—B. Business Overview— Impact of COVID-19 and Our Responses and Opportunities.”

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese and global economy in general.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamities harms the Chinese and global economies in general. Our headquarters are located in Shenzhen and Hong Kong, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shenzhen and Hong Kong. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen and/or Hong Kong, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2017, 2018 and 2019, our brokerage commission income and handling charge income amounted to HK$184.9 million, HK$408.0 million and HK$511.4 million (US$65.6 million), representing 59.3%, 50.3% and 48.2% of our total revenues during the same years, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States have started to offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2017, 2018 and 2019, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$65.5 million, HK$226.1 million and HK$258.9 million (US$33.2 million), representing 21.0%, 27.9% and 24.4% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$34.1 million, HK$123.8 million and HK$187.2 million (US$24.0 million), representing 10.9%, 15.3% and 17.6% of our total revenues during the same years, respectively. The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus ultimately adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

Although our management believes that it has implemented effective management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet. For further discussion of how changes in interest rates could impact us, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” of this annual report.

We may not be able to develop our margin financing and securities lending business as expected and may be exposed to credit risks related to these businesses. In addition, we need adequate funding at reasonable costs to successfully operate our margin financing business, and access to adequate funding at reasonable costs cannot be assured.

Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We have adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing and securities lending businesses. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. See “—Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans on our platform. We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If our platform is unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

If we fail to respond in a timely and cost-effective manner to the needs of our users and clients or if our new service offerings do not achieve sufficient market acceptance, our business and results of operations may be materially and adversely affected.

Our future success will depend partially on our ability to develop and introduce new service offerings to respond to the evolving needs of our users and clients in a timely and cost-effective manner. We provide services in markets that are characterized by rapid technological change, evolving industry standards, frequent new service introductions, and increasing demand for higher levels of client experience. In recent years, we have expanded our service offerings for our users and clients from online brokerage services to margin financing services and further to other tools and functions, including the wealth management service we launched in August 2019, and we may continue to expand our new service offerings in the future. However, we have limited experience in new service offerings, and expansion into new service offerings may involve new risks and challenges that we may not have experienced before. We cannot assure you that we will be able to overcome such new risks and challenges and make our new service offerings successful. Initial timetables for the introduction and development of new service offerings may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of our new service offerings. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation. We may lack experience in managing our new service offerings. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new service offerings could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new service offerings could have a material adverse effect on our business, results of operations and financial condition.

Our ability to anticipate and identify the evolving needs of our users and clients and to develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to maintain and further strengthen such ability. Our success will also depend on our ability to develop and introduce new services and enhance existing services for our users and clients in a timely manner. Even if we introduce new and enhanced services to the market, they may not achieve market acceptance.

We believe that we must continue to make investments to support ongoing research and development in order to develop new or enhanced service offerings to remain competitive. We need to continue to develop and introduce new services that incorporate the latest technological advancements in response to evolving user and client needs. Our business and results of operations could be adversely affected if we do not anticipate or respond adequately to technological developments or the changing needs of our users and clients. We cannot assure you that any such investments in research and development will lead to any corresponding increase in revenue.

We depend on our proprietary technology, and our future results may be impacted if we cannot maintain technological superiority in our industry.

Our success in the past has largely been attributable to our sophisticated proprietary technology that has empowered the efficient operations of our platform. We have benefited from the fact that the type of proprietary technology equivalent to which we employ has not been widely available to our competitors. If our technology becomes more widely available to our current or future competitors for any reason, our operating results may be adversely affected.

Additionally, to keep pace with changing technologies and client demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of our users and clients or the trends in the online brokerage industry or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue. Also, any adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. Although we have been at the forefront of many of these developments in the past, we may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

In addition, we must protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of our proprietary technology could reduce client satisfaction and decrease usage of our services.

Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems support all phases of our operations and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, erroneous or corrupted data, changes in customer usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

•                  breakdowns or system failures resulting in a prolonged shutdown of our servers;

•                  disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;

•                  physical or cyber based attacks on our servers and other network infrastructure, which may result in disruptions to our network and damages to our technology infrastructure;

•                  damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

•                  any infection by or spread of computer viruses or other system failures.

In addition, any network interruptions or inadequacy on the part of our third-party partners may result in disruptions to the services we provide to our users and clients. For example, there have been occasions where some of our clients were not able to timely execute trades because of poor or delayed performances of software, infrastructure or systems of our third party partners, which may be exacerbated by sudden increase in trading or other user activity volume. Such disruptions and other interruptions in the availability of our services could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions on our platform. See “— Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.” Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.

We rely on third parties to provide and maintain certain infrastructure that is critical to our business. For example, a strategic partner provides services to us in connection with various aspects of our operations and systems. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and cash flows. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. In addition, as we work with third parties to execute trading orders for U.S. stocks, our ability to successfully and timely execute these trades for our clients depends on the performance of third parties systems, failure of which may result in potential losses for our clients, which in turn may result in potential claims or litigations brought against us and adversely affect our business and reputation. In addition, if our arrangements with any third party are terminated, we may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Furthermore, external content providers provide us with financial information, market news, charts, option and stock quotes and other fundamental data that we offer to our clients and users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our confidential client, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with affiliates of Nasdaq and Hong Kong Exchange and Clearing Limited and a few other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take actions. If the data provided by such information providers were inaccurate or incomplete, or if such information providers fail to update or deliver the data in a timely manner as provided in the agreements, our clients may suffer losses and our business operations and reputation can be materially and adversely affected.

We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. The external service providers’ ability to consistently provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding our or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently rely on Apple’s app store, Google’s Play Store and major PRC-based Android app stores to distribute our mobile applications to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to protect our platform or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, we collect, store and process certain personal and other sensitive data from our users and clients, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user and client information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. We have not experienced any material cyber-security breaches or been subject to any material breaches of any of our cyber-security measures in the past. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and clients could be severely damaged, we may become susceptible to future claims if our users and clients suffer damages, and could incur significant liability and our business and operations could be adversely affected. Furthermore, our corporate clients may utilize our technology to serve their own employees and customers. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our clients to lose trust in us and could expose us to legal claims.

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy.” In China, the Cyber Security Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In addition, the Personal Information Security Specification, or China Specification, came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect to protecting personal information in China. Furthermore, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. Meanwhile, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as the business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Similarly, Hong Kong also has its data privacy legislation that regulates the collection, use and handling of personal data. Under the relevant legislation, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.

The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We believe that we have conformed our practices in line with current requirements. However, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.

PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the Securities Investment Consultancy Qualifications in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on the Securities Investment Consulting Service.” We have not obtained the Securities Investment Consultancy Qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our platform. If any of the information or content displayed on our platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

In addition, as part of our services, we post videos for investor education purpose and allow certain of our users to upload and share videos on our platforms through NiuNiu Classroom and NiuNiu Community. According to the PRC Administrative Provisions on Internet Audio-Video Program Services, the provider of audio-video service, such as NiuNiu Classroom or NiuNiu Community, is required to obtain the Audio and Video Service Permission. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulation on Internet Audio-Visual Program Services.” We have not obtained such license for providing internet audio-video program services through our platform in China and may not be able to obtain such license in a timely manner, or at all. We have not received any notices nor have we been subject to regulatory measures from the National Radio and Television Administration as of the date of this annual report. However, if we are required to obtain an Audio and Video Service Permission or other additional licenses or approvals in connection with our video-based services in China, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, imposition of fines and termination or restriction of such service offering.

Furthermore, PRC regulations require platforms that disseminate internet news and information services to obtain the License for Internet News Information Services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulation on Internet News Dissemination.” We have not obtained such license and may not be able to obtain such license in a timely manner, or at all. As our platform displays news and information related to the financial market, we may be deemed as engaging in disseminating news and information through the internet and subject to penalties including imposition of fines and termination or restriction of such service offering. In addition, the PRC government may impose specific requirement on financial information services, which may also affect our business and operations.

In August 2019, we officially launched our online wealth management service which gives our clients access to money market, fixed income and equity funds products from leading fund houses. According to the Securities Investment Funds Law, any entity that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulation on Fund Sales Business.” We do not hold any license or permit in the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the business we are conducting now through our subsidiaries or consolidated affiliated entities in China should be deemed as fund services in China. However, we cannot assure you that relevant regulatory will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspend of such fund sales business.

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the services we provide through our platforms in China. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

Employee misconduct could expose us to significant legal liability and reputational harm.

We operate in an industry in which integrity and the confidence of our users and clients are of critical importance. During our daily operations, we are subject to the risks of errors and misconduct by our employees, which include:

•                  engaging in misrepresentation or fraudulent activities when marketing or performing online brokerage and other services to users and clients;

•                  improperly using or disclosing confidential information of our users and clients or other parties;

•                  concealing unauthorized or unsuccessful activities; or

•                  otherwise not complying with applicable laws and regulations or our internal policies or procedures.

If any of our employees engages in illegal or suspicious activities or other misconduct, we could suffer serious harm to our reputation, financial condition, client relationships and ability to attract new clients and even be subject to regulatory sanctions and significant legal liability. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, and his ability to perform certain regulated functions at his current employment with us was temporary impaired due to the sanction. We may also be subject to negative publicity from the sanction that would adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. It is not always possible to deter misconduct by our employees or senior management during the ongoing operations of our business or uncover any misconduct occurred in their past employment, and the precautions we take to detect and prevent any misconduct may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model.

Firms in the securities brokerage and wealth management industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes, may directly affect our model of operation and profitability.

We had incurred net losses in the past, and we may continue to incur losses in the future.

In 2016 and 2017, we had net losses of HK$98.5 million and HK$8.1 million, respectively. Although we have become profitable since 2018, we cannot assure you that we continue to be profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users and clients, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from commission fees charged to clients who trade on our platform. Any material decrease in our commission fees would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

If there is any negative publicity with respect to us, our industry peers or our industries in general, our business and results of operations may be materially and adversely affected.

Our reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of high net worth individuals or enterprises that are current or potential users and clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our online brokerage and other financial services may not be the same as or better than that of other online brokerage and financial service firms can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, clients, third-party partners and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract users and clients cost-efficiently and our ability to consistently provide high-quality services and a superior experience. We have incurred and will continue to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

In addition, to provide a high-quality user and client experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure and client service operations. Our ability to provide a high-quality user and client experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of software vendors and business partners. Failure to provide our users and clients with high quality services and experience for any reason could substantially harm our reputation and adversely impact our efforts to develop a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Fraudulent or illegal activities on our platform could negatively impact our brand and reputation and cause the loss of users and clients. As a result, our business may be materially and adversely affected.

We have implemented stringent internal control policies, insider trading, anti-money laundering and other anti-fraud rules and mechanisms on our platform. Nevertheless, we remain subject to the risk of fraudulent or illegal activities both on our platform and associated with our users and clients, funding and other business partners, and third parties handling user and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation, reduce the trading volume on our platform and therefore harm our operating and financial results. For example, the HK SFC has in the past issued restriction notices to brokers, including us, to prohibit order placing in certain client accounts linked to suspected market misconduct. Any misbehavior of or violation by our clients of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our business operation and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. In addition, we could suffer serious harm to our reputation, financial condition, client relationships and ability to attract new clients and even be subject to regulatory sanctions and significant legal liability, if any of our employees engages in illegal or suspicious activities or other misconduct. See “—Employee misconduct could expose us to significant legal liability and reputational harm.” Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

We face risks related to our “know-your-client” procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect personal information during the account opening and registration process and screen accounts against public databases for purposes of verifying client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. Despite we have appropriate ongoing monitoring procedures in place to keep customer information up to date pursuant to applicable regulatory requirements, we cannot fully verify the accuracy, currency and completeness of such information beyond reasonable effort. For example, a large number of our clients are holders of the PRC identity cards. As the PRC identity cards are usually effective for more than ten years or some may have no expiration term, some clients may have changed their domicile or citizenship during the terms of their PRC identity cards and therefore be subject to applicable laws and regulations of jurisdictions other than the PRC. In this situation, our provision of products and services to such clients could be in violation of the applicable laws and regulations in the jurisdictions where those clients reside, of which we may have no awareness until we are warned by the relevant supervising authorities. We could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations.

Our platform and internal systems rely on software and technological infrastructure that is highly technical, and if they contain undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users and financial service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service providers or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in our company.

Maintaining adequate liquidity is crucial to our business operations. We meet our liquidity needs primarily through cash generated by client trading activities and operating earnings, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our users’ and clients’ confidence, which could result in the loss of client trading accounts, or could cause us to fail to satisfy our liquidity requirements. In addition, if we fail to meet regulatory capital guidelines, regulators could limit our operations.

Factors which may adversely affect our liquidity position include having temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, unanticipated outflows of company cash, fluctuations in cash held in banking or brokerage client trading accounts, a dramatic increase in clients’ margin-financing activities, increased capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or client confidence.

If cash generated by client trading activities and operating earnings is not sufficient for our liquidity needs, we may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If we experience any significant decrease in our liquidity, our business, financial condition and results of operations could be adversely impacted.

A significant change in clients’ cash allocations could negatively impact our net interest revenues and financial results.

We derive interest income from depositing un-invested cash balances in our clients’ brokerage trading accounts opened with us at our bank partners. In 2017, 2018 and 2019, we generated HK$34.1 million, HK$123.8 million and HK$187.2 million (US$24.0 million) interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds on our platform), or a transfer of cash out of their accounts on our platform could reduce our interest income and negatively impact our financial results.

Our clearing operations expose us to liability for errors in clearing functions.

Our HK SFC-licensed subsidiary, Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, provides clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange or qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect. Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing organizations, such as Hong Kong’s Central Clearing and Settlement System, or CCASS, and the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as Futu International Hong Kong and Futu Clearing Inc., are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.

Our corporate actions are substantially controlled by our founder, chairman and chief executive officer, Mr. Leaf Hua Li, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

As of February 29, 2020, Mr. Leaf Hua Li, our founder, chairman and chief executive officer, beneficially owns 40.2% of our outstanding shares or 71.1% of the total voting power of our outstanding shares. Accordingly, Mr. Li has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs.

Our success depends on the continuing service of our key employees, including our senior management members and other talent, who are highly sought after in the market. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, as well as the services provided by our staff of trading system, technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees.

Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

Our business growth may be affected by macroeconomic conditions.

The strong growth of China’s offshore investment and wealth management markets in recent years has been mainly driven by the rapid expansion in personal investable assets attributable to the increased number of high net-worth individuals and affluent groups and their increasing demands for geographically diverse investment portfolios. However, slowdowns in the Chinese economy will affect the income growth of such individuals, who are the main investors in the investment and wealth management markets outside China, and add uncertainties to these markets.

In addition, uncertainties about China and global economic conditions and regulatory changes pose a risk as retail investors and businesses may postpone spending in response to credit constraint, rising unemployment rates, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. These worldwide and regional economic conditions could affect and reduce investment behavior and appetites of retail investors and have a material adverse effect on the demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors. These and other economic factors could materially and adversely affect demand for our products and services. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any failure to protect our intellectual property could harm our business and competitive position.

We believe that trademarks, trade secrets, patents, copyright and other intellectual property we use are critical to our business. We rely on a combination of trademark, patent, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective.  As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

In addition, while we typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention. The experience and capabilities of China courts in handling intellectual property litigation varies and outcomes are unpredictable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and disruptive to our business and operations.

Content sourced from third parties is frequently posted on our platform by our employees and users and clients. Although we follow common content management and review practices to monitor the content uploaded to our platform, we may not be able to identify all content that may infringe on third-party rights. We cannot be certain that information posted on our platform and other aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our platform or services or other aspects of our business without our knowledge. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs public interest or the national dignity of China, contains terrorism, extremism, or content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion, or to stop the dissemination over the internet of information which it believes to be socially destabilizing. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If it is found that we fail to implement the relevant safeguards against security breaches, our business in China may be shut down.

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the Cyberspace Administration of China and became effective in August 2016, providers of mobile apps shall not create, copy, publish or distribute information and content through mobile applications that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt such measures as warning, restricted release, suspension of updates and closing of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our platform interface to ensure their compliance with these provisions. However, there can be no assurance that all of the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps are found to violate the provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

We may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings.

We are subject to lawsuits and other claims in the ordinary course of our business. Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to information disclosure, client on boarding procedures, sales practices, product design, fraud and misconduct, and control procedures deficiencies, as well as the protection of personal and confidential information of our clients. We may be subject to arbitration claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. See “—We are subject to extensive and evolving regulatory requirements in Hong Kong and the United States, non-compliance with which, may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by the HK SFC” and “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.” Actions brought against us may result in settlements, injunctions, fines, penalties, suspension or revocation of license, reprimands or other results adverse to us that could harm our reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

In addition, we may face arbitration claims and lawsuits brought by our users and clients who have used our online brokerage or other financial services and found them unsatisfactory. We may also encounter complaints alleging misrepresentation with regard to our platform and/or services. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against the directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations and prospects.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, business partner, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If a user or client does not meet the relevant qualification requirements under applicable laws but is still able to use our services, we may be subject to regulatory actions and penalties and held liable for damages. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

From time to time we may evaluate and potentially consummate investments and acquisitions or enter into alliances, which may require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve our users and clients. These transactions could be material to our financial condition and results of operations if consummated. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to integration and consolidation risks. Because acquisitions historically have not been a core part of our growth strategy, we have no material experience in successfully utilizing acquisitions. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses, and we may be unable to profitably operate our expanded company.

Increases in labor costs in the PRC and Hong Kong and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and results of operations.

The economy in China and Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC and Hong Kong are expected to continue to increase. In addition, we are required by PRC and Hong Kong laws and regulations to make the required contributions for various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies and designated pension trustees, and take out employees’ compensation insurance policies for the benefit and protection of our employees. The relevant government agencies may examine whether an employer has paid the required contributions or has in place adequate insurance coverage in relation to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines, imprisonment and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. One material weakness relates to our lack of a sufficient number of financial reporting personnel with the appropriate level of knowledge and experience in the application of U.S. GAAP and Securities and Exchange Commission, or SEC, rules and regulations commensurate with our reporting requirements. We have implemented a number of measures to address the material weakness that has been identified. For details of these remedies, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, in the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we became a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our anticipated international expansion will subject us to additional risks and increased legal and regulatory requirements, which could have a material effect on our business.

Our historical operations have been focused in Hong Kong and the PRC. We have recently expanded our operations into the United States and may expand further into international markets. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the client preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

In addition to the risks outlined elsewhere in this section, our international expansion is subject to a number of other risks, including:

•                  currency exchange restrictions or costs and exchange rate fluctuations;

•                  exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

•                  weaker or uncertain enforcement of our contractual and intellectual property rights;

•                  preferences by local populations for local service providers;

•                  slower adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;

•                  difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

•                  uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

Such international expansion will also subject us to additional legal and regulatory control and requirements. As a result of our expansion into the United States, we and our U.S. subsidiaries are subject to the US Broker Regulations. While we currently do not execute securities trades directly on the U.S. stock exchanges, we aggregate trade instructions from clients for securities traded on the major stock exchanges in the United States and collaborate with qualified third-party brokerage companies who execute and settle trade orders for our clients. Our wholly-owned subsidiary, Futu Inc., is registered with the United States Securities and Exchange Commission (“SEC”) as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). Another wholly-owned subsidiary of ours, Futu Clearing Inc., is also a member in good standing of FINRA and Depository Trust & Clearing Corporation (“DTCC”) with capacity to provide clearing services in the U.S. As we continue to expand our business in the United States, we will be subject to the rules and regulations imposed by the SEC, FINRA and other regulatory authorities. In addition, U.S. domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. To continue to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We are required to comply with applicable anti-money laundering and counter terrorism laws and regulations in Hong Kong, the PRC, the U.S. and other relevant jurisdictions. These laws and regulations require financial institutions to establish sound internal control policies and procedures to guard against money laundering and terrorist financing. Such policies and procedures require us to, among other things, designate an independent anti-money laundering reporting officer, establish a customer due diligence system in accordance with relevant rules, record the details of client activities and report suspicious transactions to the relevant authorities. In addition, we are required to train our personnel and periodically test the adequacy of our policies and procedures.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, our institutional partners in Hong Kong and the United States have their own appropriate anti-money laundering policies and procedures with respect to accounts opening services for our clients. Certain of our institutional partners are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the HK SFC, the Hong Kong Monetary Authority and the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional partners. In the event that we fail to fully comply with the applicable laws and regulations, the relevant government authorities may freeze our assets or impose fines or other penalties on us. There can be no assurance that there will not be failures in detecting money laundering or other illegal or improper activities, which may adversely affect our business, reputation, financial condition and results of operations.

Our policies and procedures may not be completely effective in detecting suspicious activity and preventing other parties from using us or any of our institutional funding partners as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our institutional funding partners comply with the applicable anti-money laundering laws and regulations, we and institutional funding partners may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arising from any failure of other online brokerage firms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation. See also “—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by the HK SFC.”

Our business may be affected by the Competition Ordinance of Hong Kong.

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) came into full effect in Hong Kong on December 14, 2015. The Competition Ordinance prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power, including monopolists, from abusing their power by engaging in conduct that has the object or effect of harming competition in Hong Kong. There are very severe penalties for breaches of the Competition Ordinance, including financial penalties of up to 10.0% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

We may face difficulties and may need to incur legal costs in ensuring our compliance with the Competition Ordinance. We may also inadvertently infringe the Competition Ordinance and under such circumstance, we may be subject to fines and/or other penalties, incur substantial legal costs and experience business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

We have limited business insurance coverage.

We currently carry limited insurance in connection with our brokerage business. However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We also do not maintain general product liability insurance or key-man insurance, and only maintain limited general property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all. If we fail to meet the capital requirement pursuant to the Securities and Futures (Financial Resources) Rules, our business operations and performance will be adversely affected.

We anticipate that the net proceeds we received from our initial public offering and concurrent private placement, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talented personnel to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, Futu Securities International (Hong Kong) Limited, our HK SFC licensed subsidiary, is required under the Securities and Futures (Financial Resources) Rules to maintain certain level of liquid capital. Futu Inc. and Futu Clearing Inc. are required to maintain certain levels of liquid capital in accordance with the SEC’s net capital rule. If we fail to maintain the required level of liquid capital, the HK SFC or the SEC may take actions against us and our business will be adversely affected.

Internet-related issues may reduce or slow the growth in the use of our services in the future. In particular, our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for assessing trading and other financial services and content.

Critical issues concerning the commercial use of the internet, such as ease of access, security, privacy, reliability, cost, and quality of service, remain unresolved and may adversely impact the growth of internet use. If internet usage continues to increase rapidly, the internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Continuous rapid growth in internet traffic may cause decreased performance, outages and delays. Our ability to increase the speed with which we provide services to users and clients and to increase the scope and quality of such services is limited by and dependent upon the speed and reliability of our users’ and clients’ access to the internet, which is beyond our control. If periods of decreased performance, outages or delays on the internet occur frequently or other critical issues concerning the internet are not resolved, overall internet usage or usage of our web-based services could increase more slowly or decline, which would cause our business, results of operations and financial condition to be materially and adversely affected.

Furthermore, while the internet and the mobile internet have gained increased popularity in China and Hong Kong as platforms for financial products and content in recent years, many investors have limited experience in trading and using other financial services online. For example, investors may not find online content to be reliable sources of financial product information. If we fail to educate investors about the value of our platform and our services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for trading and other financial services and content is also affected by factors beyond our control, including negative publicity around online and mobile brokerage services and restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We depend on contractual arrangements with our VIE and its shareholders to operate a limited part of our business in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Although the vast majority of our business is conducted in Hong Kong, we depend on our VIE to conduct a limited part of our operations in China. In 2017, 2018 and 2019, we generated 1.5%, 0.4% and 0.2% of our total revenues through our VIE in China, respectively, whose assets accounted for 0.2%, 0.2% and 0.1% of our total assets during the same years, respectively. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, such arbitration provisions do not apply to claims made under the United States federal securities laws. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

The shareholders of our VIE in China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we depend on the shareholders of our VIE to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our VIE may differ from the interests of our company as a whole, as what is in the best interests of our VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIE as provided under the power of attorney agreements, directly appoint new directors of our VIE. We rely on the shareholders of our VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010, and China experienced negative GDP growth in the first quarter of 2020 as a result of COVID-19. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our clients reside, and our activities and results of operations may be negatively impacted.

During 2018 and 2019 the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Although we are not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in China and other markets as well as the financial condition of our clients. With the potential decrease in the spending powers of our target clients, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A limited part of our operations is conducted in the PRC and is governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates internet-based businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in internet-based businesses. Specifically, the Special Administrative Measures (Negative List) for Foreign Investment Access provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service, domestic multi-party communications service, store-and-forward service, and call center service provider which does not apply to us.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, Shen Si Network Technology (Beijing) Co., Ltd., or Shensi Beijing, Futu Internet Technology (Shenzhen) Co., Ltd., Shenzhen Shidai Futu Consulting Co., Ltd. and Shenzhen Qianhai Fuzhitu Investment Consulting Management Co., Ltd. are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through our VIE and its affiliates. Shensi Beijing has entered into a series of contractual arrangements with our VIE and its shareholders. In addition, pursuant to the resolutions of all shareholders of Futu Holdings Limited and the resolutions of the board of directors of Futu Holdings Limited, the board of directors of Futu Holdings Limited or any officer authorized by such board shall cause Shensi Beijing to exercise Shensi Beijing’s rights under the power of attorney agreements entered into among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu, as well as Shensi Beijing’s rights under the exclusive option agreement between Shensi Beijing and Shenzhen Futu. As a result of these resolutions and the provision of unlimited financial support from our Company to Shenzhen Futu, we are considered to be its primary beneficiary for accounting purposes under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations currently in effect, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or the MIIT, or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking our business and operating licenses;

•                  levying fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  shutting down our services;

•                  discontinuing or restricting our operations in China;

•                  imposing conditions or requirements with which we may not be able to comply;

•                  requiring us to change our corporate structure and contractual arrangements;

•                  restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC VIE’s business and operations; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

Our contractual arrangements with our VIE may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our VIE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our VIE without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our VIE for underpaid taxes; or (ii) limiting the ability of our VIE to obtain or maintain preferential tax treatments and other financial incentives.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC resident who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our Company are subject to the Stock Option Rules since our Company becomes an overseas listed company, and we currently withhold income tax from our PRC resident employees in connection with their exercise of options. If we or our PRC resident participants fail to comply with these regulations, or if our PRC resident participants fail to pay or we fail to withhold their income taxes according to relevant laws, rules and regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries.

We are an offshore holding company with some of our operations conducted in China. We may make loans to our PRC subsidiaries and VIE subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

We believe that our Cayman Islands holding company, Futu Holdings Limited, is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including the ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the ADS holders, and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Dividends payable to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of

ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or SAT Bulletin 37, or both.

We are subject to PRC restrictions on currency exchange.

Some of our revenues and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or VIE. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a part of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and VIE.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the market supervision administration.

In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or consolidated entities, we, our PRC subsidiaries or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Stock Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Proceedings instituted by the SEC against the “big four” China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the “big four” China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” China-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” China-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq Stock Market LLC or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and has ranged from a low of US$8.16 to a high of US$19.28 since our ADSs started to trade on the Nasdaq Global Market on March 8, 2019. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•                  regulatory developments affecting us or our industry;

•                  announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other consumer finance service providers;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the market for consumer finance services;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding shares or the ADSs; and

•                  sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, the stock market in general has experienced large price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial, and may adversely affect the trading market for our ADSs.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares is entitled to one vote per share, while holders of Class B ordinary shares is entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

As of March 31, 2020, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Qiantang River Investment Limited, an existing shareholder of ours beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute 54.3% of our total issued and outstanding share capital and 96.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

In addition, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. Several shareholder advisory firms have also announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except under limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give instructions for voting the Class A ordinary shares underlying your ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting if:

•                  we have timely instructed the depositary to disseminate a notice of meeting and provided the depositary with a notice of meeting and related voting materials;

•                  we have instructed the depositary that we wish a discretionary proxy to be given;

•                  we have informed the depositary that as of the instruction date we reasonably don’t know of any substantial opposition as to a matter to be voted on at the meeting; and

•                  a matter to be voted on at the meeting would not have a material adverse impact on shareholders’ interests.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at the shareholder meeting if the circumstances described above are met. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our future ability to raise capital through equity offerings in the future. All of the ADSs sold in our initial public offering are freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs, in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or  exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.

Our memorandum and articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. We are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules under the Nasdaq Stock Market Rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers are not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiary) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiary) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company in the United States and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4.           Information on the Company

A.            History and Development of the Company

We commenced our operations in December 2007 through Shenzhen Futu Network Technology Co., Ltd., or Shenzhen Futu, a limited liability company established under the laws of the PRC, to provide internet technology and software development services.

Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, was incorporated under the laws of Hong Kong by Mr. Leaf Hua Li, our founder, chairman and chief executive officer in April 2012. In October 2012, Futu International Hong Kong became a securities dealer registered with the HK SFC by obtaining a Type 1 License for dealing in securities. Futu International Hong Kong obtained a Type 2 License for dealing in future contracts, a Type 4 License for advising on securities, a Type 9 License for asset management, a Type 5 License for advising on future contracts and a Type 7 License for providing automated trading services from the HK SFC subsequently in July 2013, June 2015, July 2015, August 2018, and August 2019, respectively. In October 2014, Mr. Li transferred all of Futu International Hong Kong’s shares to Futu Holdings Limited, or Futu Holdings, our holding company. Futu International Hong Kong established two wholly-owned PRC subsidiaries, Shenzhen Shidai Futu Consulting Limited, or Shenzhen Shidai, and Shenzhen Qianhai Fuzhitu Investment Consulting Management Limited, or Shenzhen Qianhai, in May 2015 and August 2015, respectively.

In April 2014, Futu Holdings was incorporated under the laws of the Cayman Islands as our holding company. In May 2014, Futu Securities (Hong Kong) Limited, or Futu Hong Kong, was incorporated under the laws of Hong Kong as a wholly-owned subsidiary of Futu Holdings. Futu Hong Kong established two wholly-owned PRC subsidiaries, Shensi Network Technology (Beijing) Co., Ltd., or Shensi Beijing, and Futu Network Technology (Shenzhen) Co., Ltd., or Futu Network, in September 2014 and October 2015, respectively, which are referred to as our PRC WFOEs in this annual report. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Shensi Beijing later entered into a series of contractual arrangements with Shenzhen Futu, which we refer to as our VIE in this annual report, and its shareholders. For more details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” As a result of our direct ownership in our PRC WFOEs and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treated our VIE and its subsidiary as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

We operate our business mainly through Futu International Hong Kong, which is a HK SFC-regulated entity that holds the relevant licenses related to our securities brokerage and wealth management business. In 2017, 2018 and 2019, we generated revenues of HK$305.6 million, HK$795.0 million and HK$1,029.8 million (US$132.2 million), accounting for 98.0%, 98.0% and 97.0% of our total revenues, respectively, from Futu International Hong Kong, whose assets amounted to HK$10,748.7 million, HK$15,547.7 million and HK$20,729.4 million (US$2,661.2 million), accounting for 98.4%, 96.8% and 96.9% of our total assets as of the end of the same years, respectively, taking intercompany transaction offset into consideration. We also conduct research and development activities in China through Futu Network and our VIE. In 2017, 2018 and 2019, we generated revenues of HK$4.6 million, HK$3.2 million and HK$2.3 million (US$0.3 million), accounting for 1.5%, 0.4% and 0.2% of our total revenues, respectively, from Futu Network and our VIE, whose assets amounted to HK$73.8 million, HK$224.8 million and HK$380.5 million (US$48.8 million), accounting for 0.7%, 1.4% and 1.8% of our total assets as of the end of the same years, respectively, taking intercompany transaction offset into consideration.

We strategically established Futu Financial Limited, Futu Lending Limited and Futu Network Technology Limited, each a wholly-owned subsidiary of our company in Hong Kong, in April 2017, April 2017 and August 2015, respectively, for the purpose of our potential business expansion in the future. In August 2019, we acquired Golden Jade Wealth Management Limited, a member of the Professional Insurance Brokers Association in Hong Kong. In addition, we established Futu Inc., Futu Clearing Inc., Futu Futures Inc. and Moomoo Inc., each an indirect wholly-owned subsidiary of our company in the United States, in December 2015, August 2018, May 2019 and March 2018, respectively, in order to improve our ability to offer investing services in overseas markets. Futu Inc. is registered as a broker-dealer with the SEC and is a member in good standing of FINRA, authorized to conduct business as an introducing broker in compliance with SEC and FINRA rules. Futu Clearing Inc. is also registered with the SEC as a broker-dealer and is a member in good standing of FINRA.as well as a member of DTCC with capacity to provide clearing services in the U.S. Futu Futures Inc. has applied for registration as a futures commission merchant with the U.S. Commodity Futures Trading Commission and the National Futures Association.

On March 8, 2019, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “FHL.” We raised from our initial public offering US$91.9 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. On October 17, 2019, we changed our symbol from “FHL” to “FUTU.”

Our principal executive offices are located at 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China. Our telephone number at this address is +852 2523-3588. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.futuholdings.com. The information contained on our website is not a part of this annual report.

B.            Business Overview

We aim to transform the investing experience by offering a fully digitized brokerage and wealth management platform. Technology permeates every part of our business, allowing us to offer a redefined user experience built upon an agile, stable, scalable and secure platform. We primarily serve the emerging affluent Chinese population. As of December 31, 2019, we had a user base of 7.5 million, 717,842 registered clients, defined as users who have opened trading accounts with us, and 198,382 paying clients, defined as registered clients who have assets in their trading accounts. In 2019, we brokered HK$872.7 billion (US$112.0 billion) in client trades.

Our platform is built with a focus on providing outstanding user experience by integrating clear and relevant market data, social collaboration and trade execution. Over the last eight years we have continuously enhanced our technology and built a comprehensive, user-oriented and cloud-based platform that is fully-licensed to conduct securities brokerage and wealth management business in Hong Kong. This serves as a foundation from which we execute our growth strategies with an operating efficiency. As of December 31, 2019, approximately 74% of our workforce was dedicated to research and development.

We provide investing services through our proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. Our primary fee-generating services include trade execution and margin financing which allow our clients to trade securities, such as stocks, warrants, options and ETFs, across different markets. We surround our trading and margin financing services and enhance our user and client experience with market data and news, research, as well as powerful analytical tools, providing our clients with a data rich foundation to simplify the investing decision-making process. In August 2019, we officially started our wealth management business by launching a mutual fund distribution platform as we execute towards our vision to become an influential global financial services platform. We currently offer a variety of money market, fixed income and equity funds products from leading fund houses, catering to different investment targets and risk preferences of our clients.

We broaden our reach and promote the exchange of information through NiuNiu Community, our social network services. We have embedded social media tools to create a network centered around our users, reduce information asymmetry and support the investing decision-making process. For instance, users can exchange market views, watch live broadcasts of corporate events and participate in investment education courses offered through the NiuNiu Classroom. Our social network serves as a powerful engagement tool where in December 2019, the average DAUs reached over 208,000. In addition, in December 2019, users who were active on a daily basis spent an average of 24.5 minutes per trading day on our Futu NiuNiu platform. These user activities provide invaluable user data which informs our product development and monetization efforts.

We have a young, active and rapidly expanding user and client base. Our clients are, on average, 36 years old and generally high earning. Approximately 40.5% of our clients work in internet, information technology or financial services industries. On average, a client who traded in 2019 executed over 167 trades with a total trading volume of HK$5.6 million (US$0.7 million). Our total client asset balance increased from HK$44.4 billion as of December 31, 2017, to HK$50.9 billion as of December 31, 2018, and further increased to HK$87.1 billion (US$11.2 billion) as of December 31, 2019. Furthermore, our client base is loyal. On average, we retained over 98.1% of our paying client base on a quarterly basis in 2019. We grow our client base mainly through online and offline marketing and promotional activities, including those through external marketing channels that we cooperate with and directly pay for as well as promotions and marketing campaigns conducted by us on our platform, word-of-mouth referrals and our corporate services.

We work with our strategic investor, Tencent, across a number of cooperation areas in a mutually beneficial relationship. Our collaboration is in part driven by our shared values of technological excellence and innovation. Collaborating with Tencent creates meaningful advantages to us. In December 2018, Shenzhen Futu, one of our operating entities in China, entered into a strategic cooperation framework agreement with Shenzhen Tencent Computer System Co., Ltd. (深圳市腾讯计算器系统有限公司), a subsidiary of Tencent. Pursuant to the strategic cooperation framework agreement, subject to further definitive agreements to be entered into between the parties and to the extent in compliance with applicable laws and regulations, Tencent agreed to cooperate with us in traffic, content and cloud areas through Tencent’s online platform. In addition, to the extent permitted by the applicable laws and regulations, we and Tencent agreed to further explore and pursue additional cooperation opportunities for potential cooperation in the area of fintech-related products and services to expand both parties’ international operations. Tencent also agreed to cooperate with us in the areas of ESOP services, administration, talent recruiting and training.

We have achieved significant growth in our user and client base. Our paying clients increased from 80,057 as of December 31, 2017 to 132,821 as of December 31, 2018, and further increased to 198,382 as of December 31, 2019. Despite the weak equities market and the social situation in Hong Kong in 2019, we were still able to achieve 49% year-over-year growth in our number of paying clients. We believe the fast growth rate of our paying clients was mainly attributable to our unique competitive strengths such as the superior investing experience we provide through our fully digitized brokerage and wealth management platform, which have enabled us to rapidly and continually expand our client base and have fueled the strong momentum of our business.

Impact of COVID-19 and Our Responses and Opportunities

The ongoing COVID-19 pandemic disrupted business operations of many companies in China. We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. Our operations, including our services to our clients and internal control over financial reporting, have not been materially affected by these measures as we timely implemented our business continuity plan without any meaningful resource constraints.

We witnessed huge market volatility in the global capital markets due to the COVID-19 outbreak. Such volatility led to new account sign-ups, increasing trading velocity and higher net asset inflow, which benefited our near-term operating and financial results. Market volatility posted challenges to our margin financing business but our rigorous risk management systems and procedures prevented us from significant losses as of the date of this annual report. To date, we have not identified any material COVID-19-related contingencies or impairments.

We also observed that the outbreak accelerated Hong Kong retail investors’ migration from offline trading platforms to online ones, contributing to industry consolidation among the offline brokers. As one of the largest retail brokers in Hong Kong, our access to funding sources was further enhanced. No material liquidity deficiency has been identified so far, thanks to rich cash flow generation, solid balance sheet position and manageable capital expenditure.

Our business has shown growth as of the date of this annual report. Many traditional financial institutions that rely heavily on offline account opening and customer service models have had to suspend the operations at their physical branches, which, at this difficult time, underscores the merits of a purely online one-stop financial technology platform like ours, where clients can enjoy an end-to-end mobile experience for everything from account opening to trade execution, margin lending, mutual fund investments, market news and social interaction.

The launch of new products and services during the first quarter of 2020 was slightly delayed because of the pandemic. In recent weeks, the social distancing restrictions have begun to be eased in China and we expect the delays to be temporary. But there is still uncertainty around the duration of the pandemic and the possibility of other effects on our business. In the event that this epidemic cannot be effectively and timely contained, our ability to consistently offer new products and services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of our customers, as well as our financial performance generally. Further, while we experienced business growth in the first quarter of 2020, we cannot predict whether this will continue at the same levels during the remaining quarters of 2020, when customers are able to once again physically visit offline trading operations. The near-term economic impact of the COVID-19 outbreak is also uncertain. Given the global nature of the Chinese economy, a sustained negative growth in the worldwide economy may adversely impact the Chinese economy, which could, in turn, adversely affect our financial condition, results of operations and liquidity, if investors reduce net asset inflows or trading volumes in reaction to the economic uncertainty.

Our Platform

Overview

We operate a leading technology-driven online brokerage and wealth management platform in Hong Kong and have been licensed in Hong Kong by the HK SFC for our securities business since 2012. We have obtained from the HK SFC a Type 1 License for dealing in securities in 2012, which, among other activities, allows us to engage in trading and broking of securities and engaging in securities margin financing activities for our clients. We have also obtained from the HK SFC a Type 2 License for dealing in future contracts, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts, a Type 7 License for providing automated trading services and a Type 9 License for asset management. For more details on our licenses, see “—Licenses” and “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Types of regulated activities.”

Our Futu NiuNiu platform allows investors to trade securities and invest in mutual funds and surrounds this core functionality with a variety of products and services designed to facilitate the investing process. Specifically, our platform allows investors to execute equity and equity-related trades quickly and securely with access to margin financing. Around the investing functionality, our platform provides real-time stock quotes, market data and news as well as an interactive investor community where our users and clients can exchange investment views and ideas. Our platforms are available in the form of mobile apps and tailored desktop applications. We also offer websites and applications for our corporate clients, such as Futu ESOP Management System.

We serve both users and clients. Our user base has grown from 3.9 million as of December 31, 2017 to 5.6 million as of December 31, 2018, and further to 7.5 million as of December 31, 2019. Our MAUs increased from 304,660 in December 2017 to 374,692 in December 2018, and further to 615,199 in December 2019. Our average DAUs increased from 111,109 in December 2017 to 151,700 in December 2018, and further to 208,340 in December 2019. Our user base is a critical source of data for our platform, a pipeline for growing our client base and the foundation of our social community.

We define “registered clients” or “clients” as users who open one or more trading accounts, and “paying clients” as clients with assets in their trading accounts. Our client base has grown rapidly from 286,502 as of December 31, 2017 to 502,452 as of December 31, 2018, and further to 717,842 as of December 31, 2019, of which 198,382 were paying clients.

Platform Cornerstones

We aim to broadly provide a superior and comprehensive investing experience through the following three cornerstones:

•                  Convenience: digitized, seamless with excellence in execution.

•                  Connectivity: interactive and engaging.

•                  Stability: reliable and secure.

Convenience

We have designed every step of our investing experience, from sourcing and researching ideas to trade execution and subsequent portfolio management, with a goal to create a simple and convenient experience. We identify the hurdles that investors, particularly retail investors, face along the investing journey, and we strive to mitigate inconvenience and information asymmetry through our platform with data and technology. For example:

•                  we digitally execute all brokerage and wealth management services, including trade execution, cross-market funding, clearing and settlement, mutual fund subscription and redemption;

•                  we were the first brokerage company in Hong Kong to offer completely online-based trading account opening service among leading players; and

•                  our users and clients can access our platform anytime through a unified account on multiple devices, including Apple and Android devices as well as Windows- or Mac-based desktop operating systems.

Connectivity

We are reinventing how retail investors discover and execute investment opportunities, particularly by offering a social community that has become an integral part of our platform. We have created a medium by which users, investors, companies, analysts, media and key opinion leaders connect and interact as participants of a community. Major interactive tools and functions of our NiuNiu Community include NiuNiu Classroom, NiuNiu Live Broadcast, NiuNiu Post and NiuNiu Articles.

Our interactive tools drive a community experience built on a lively and dynamic venue for exchanging investment ideas and experiences. We leverage in-house and external resources to publish investment content on our platform through multiple formats, including short-form videos, recorded online lessons, chat rooms and live broadcasts. These tools and functions allow our users and clients to review content as well as interact with each other, opening up vibrant avenues for an active exchange of ideas and information. We believe that community engagement serves to break down barriers to investing and promote more investment transactions.

Our community platform allows us to generate valuable feedback in terms of observing the behavior of our users and clients and also through soliciting direct feedback from our most active users and clients, with whom we have, in many instances, direct lines of communication regarding their investing experience. This allows us to identify the pain points in our workflows and improve our platform, often in real time, contributing further to our user and client engagement and stickiness.

Stability

We recognize that investing is a meaningful component of our clients’ broader wealth management, for which the reliability and security of our platform is critical. Those attributes differentiate us from other market players. For example:

•                  our platform features an automated multi-level protection mechanism to ensure the services and functions we deliver to our users and clients are secure;

•                  we have adopted strict security policies and measures, including encryption technology and a two-factor authentication function, to protect our proprietary data such as clients’ personal information and trading data;

•                  our cloud technology allows us to process large amounts of data in-house, which significantly reduces the risks involved in data storage and transmission;

•                  we back up our data at different servers spread across different locations;

•                  we process and execute all of our orders and transactions electronically, greatly minimizing risks associated with human error while maintaining the stability of our platform. Our overall system has achieved 99.96% availability rate in 2019;  and

•                  our proprietary technology system analyzes and predicts malicious attacks and enables us to respond to challenges and attacks promptly.

Our Services

We provide our users and clients a comprehensive set of services throughout their investing experience. Our core services include trade execution, margin financing and wealth management. We surround our core offerings with a variety of value-added services, many of which we provide free of charge, to address our clients’ broader wealth management needs as well as to increase general client engagement.

Trading, clearing and settlement

We provide trading, clearing and settlement services beginning with account opening and extending through portfolio management.

We operate our securities brokerage business through Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong, which is a licensed company permitted by the HK SFC to carry out securities dealing and is regulated by the Securities and Futures Ordinance. We were granted a Type 1 License for dealing in securities in 2012 and have become a participant of the Stock Exchange of Hong Kong Limited as a licensed broker since then. See “—Licenses.”

Account Opening

Opening a brokerage account has historically been a time-consuming and paper-intensive process, both for investors and brokerages. In developing our platform, we intended to break down this point of friction and meaningfully improve the account opening process. We believe that a significant driver of our client base growth is our ability to reduce unnecessary friction in the account opening process. In 2019, we opened over 215,000 new accounts, as compared to approximately 215,000 in 2018 and 138,000 in 2017. We are the first licensed brokerage company to provide 100% online-based trading account opening services among leading players in Hong Kong, and we provide this functionality through our Futu NiuNiu platform, which allows an application to be completed in as little as three minutes.

For investors who are residents in Hong Kong, the two steps involved in opening trading accounts with us are set forth below:

•                  Step 1: Online application. Users of our Futu NiuNiu platform, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel. The online application process can typically be completed in less than three minutes.

•                  Step 2: Verification procedures. Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. If the prospective client chooses to complete the verification procedures online, in accordance with the HK SFC rules promulgated in July 2018, we will require him or her to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the trading account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong, and (iii) transfer no less than HK$10,000 into the trading account from that personal bank account, or mail to us a check in the amount of HK$10,000 or more together with relevant identification documents, to conduct verification. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed and the trading account will be automatically opened. We also offer traditional offline verification, where a prospective client may meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

Our prospective clients who are residents in China can also open Hong Kong trading accounts online. Online verification procedures for residents in China can be completed once the information of a prospective client’s PRC identification matches the information in the identification database and linked to his or her debit card opened with a China-based bank and other submitted documents. For details of the verification procedures for China-based clients, see “—Risk Management—Brokerage Service Risk Management.” As the technologies and practices in connection with online trading accounts opening services are in early stages of development, we are subject to evolving laws, regulations, guidelines, and other regulatory requirements with respect to our online account opening procedures. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by the HK SFC” and “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—Our current client online account opening procedures do not strictly follow the specified steps set out by the relevant authorities in Hong Kong.”

We also offer an automated and streamlined process to open additional trading accounts for trading securities of companies listed on the major stock exchanges in the U.S. or securities of companies qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect, either simultaneously during the account opening process or after they have opened their first Hong Kong trading accounts with us. The “Hong Kong, Shanghai and Shenzhen Stock Connect” is a unique collaboration between the Hong Kong, Shanghai and Shenzhen stock exchanges, which allows international and China-based investors to trade securities in each other’s markets through the trading and clearing facilities of their respective home exchange.

Trade execution

Once a client has opened a trading account they may place orders on our platform. Placing an order is simple and intuitive and involves identifying the securities and the size of the trade, either in terms of the number of shares or the value of the trade in instances where fractions of a share can be traded.

The trade execution process is entirely online and automated. We aggregate orders simultaneously and form trading instructions which are delivered to respective exchanges. As we are a licensed broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the CCASS clearing system, we manage all steps involved in processing securities transactions independently for securities listed on the Hong Kong Stock Exchange, or those listed on the Shenzhen Stock Exchange or the Shanghai Stock Exchange and qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect. These automated steps include order confirmation, receipt, settlement, delivery and record-keeping. Additionally, we had 100 throttling controllers connected to the trading system of the Hong Kong Stock Exchange as of December 31, 2019, allowing us to execute a large amount of trading transactions simultaneously.

For securities traded on the major stock exchanges in the U.S., we aggregate trade instructions from clients and, without disclosing underlying client names or fund details, collaborate with qualified local third-party brokerage companies for execution and settlement. From the client’s perspective, the process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds.

For securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S., our clients are able to sell their securities through our platform on the same day of stock purchase. For securities qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect, our clients are able to sell their securities through our platform one trading day after purchase.

As a result of the operational efficiencies afforded by our technology, we are able to sustainably charge a lower brokerage commission rate for online trading as compared to most of our competitors. In general, our revenues from securities brokerage services includes brokerage commissions and platform service fees from our clients, which are recognized on a trade-date basis when the relevant transactions are executed. Depending on the specific securities traded, we charge the following commissions and fees to our clients:

Commissions and Fees
Trading Markets	Brokerage Commissions	Platform Service Fees	Others Fees
Hong Kong Stock Exchange	Plan 1(1): 0.05% of the total trading volume (with a minimum charge of HK$50)	—	Transaction clearing fees at 0.005% of the total trading volume, including 0.002% being charged on behalf of the clearing house, and other government charges on behalf of the government
	0.03% of the total trading volume (with a minimum charge of HK$3)	Plan 2(2): HK$15 for each transaction	Transaction clearing fees and other government charges on behalf of the clearing house and the government
Plan 3(2): ranging from HK$1 to HK$30 per transaction based on the number of transactions executed per month

Major U.S. Stock Exchanges	Plan 1(1): US$0.01 per share/ADS (with a minimum charge of US$1.99)	—	Transaction clearing fees at US$0.003 per share/ADS and other government charges on behalf of the clearing house and the government

	Plan 2(3): US$0.0049 per share/ADS (with a minimum charge of US$0.99 and a maximum charge of 0.5% of the total trading volume)	US$0.005 per share/ADS (with a minimum of US$1.0 per transaction and a maximum charge of 0.5% of the trading volume)

	Plan 3: US$5 per transaction(4)	—
	US$0.0049 per share/ADS (with a minimum charge of US$0.99)	Plan 4(5): US$0.005 per share/ADS (with a minimum of US$1.0 per transaction)

Plan 5(5): ranging from US$0.003 to US$0.01 per share/ADS based on the trading volume per month (with a minimum charge of US$1)

The Hong Kong, Shanghai and Shenzhen Stock Connect	Plan 1(4): 0.01% of the trading volume of each transaction (with a minimum charge of RMB5)	RMB15 per transaction	Transaction clearing fees and other government charges on behalf of the clearing house and the government

Plan 2(5): 0.03% of the trading volume of each transaction (with a minimum charge of RMB3)

Notes:

(1)         Available only to clients who opened trading accounts with us before October 10, 2017.

(2)         Available since October 10, 2017.

(3)         Available only to clients who opened trading accounts with us from October 10, 2017 to September 2, 2019

(4)         Available only to clients who opened trading accounts with us before September 2, 2019.

(5)         Available since September 2, 2019.

In addition, we facilitate the trading of derivatives, such as warrants, options and callable bull/bear contracts, or CBBC on the Hong Kong markets and options on the U.S. markets. We also provide dark pool trading services and new share subscription services in relation to IPOs on the Hong Kong Stock Exchange. We used to provide dark pool trading services in collaboration with another broker in Hong Kong. After we obtained an SFC Type 7 License for providing automated trading services, we launched our proprietary dark pool trading service to our clients in September 2019. In addition, we have started providing API services which allow clients to trade through our platform using their own program.

In 2019, the total value for transactions executed on our platform with respect to securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. reached approximately HK$427.6 billion (US$54.9 billion) and HK$427.3 billion (US$54.9 billion), respectively, compared to HK$491.2 billion and HK$415.0 billion, respectively, in 2018, and HK$299.0 billion and HK$218.9 billion, respectively, in 2017. The brokerage commission and handling charge income we earned for securities traded on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. accounted for 28.0% and 22.3% of our total revenues in 2018, respectively, and account for 24.7% and 23.4% of our total revenues in 2019. As of December 31, 2017, 2018 and 2019, the total balance of client assets was HK$44.4 billion, HK$50.9 billion and HK$87.1 billion (US$11.2 billion), respectively.

Margin financing and securities lending services

Our margin financing and securities lending services provide real-time, cross-market securities-backed financing to our clients. We have grown these services rapidly since introduction, a reflection, we believe, of both our ability to cross-sell as well as our clients’ receptivity to increasingly sophisticated investing tools delivered seamlessly. As of December 31, 2019, 36.0% of our clients who had traded on our platform had used our margin financing and securities lending services.

We currently offer margin financing to clients who trade securities listed on the Hong Kong Stock Exchange, the major stock exchanges in the U.S. as well as qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect. All financing extended to our clients is secured by acceptable securities pledged to us. Our trading system can automatically pledge cross-market account assets so that the value in a client’s multiple trading accounts, which may include cash in different currencies and acceptable securities listed on the three markets, will be aggregated when calculating the value of the client’s collateral. In particular, this provides significant efficiencies as it eliminates the costs and procedures involved in cross-market currency translation or exchange.

Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is determined based on the securities across all of his or her trading accounts. The margin financing services for eligible margin financing clients are activated automatically, when the funds in their accounts are not sufficient to purchase the desired securities and there are still sufficient balance in their credit lines.

A list of securities acceptable as collateral to us and their respective margin ratios are regularly updated and shared with our clients. Our risk management team determines the margin ratio for each of the acceptable securities based on the trading frequency, historical price fluctuations and general market volatility. We also reference the financing terms of major financial institutions in establishing our margin ratios, and we typically find our margin requirements to be equal or lower. We believe this has differentiated our risk controls. Our margin ratios are monitored in real-time and our risk management team reviews and adjusts the margin ratio for each acceptable security on a regular basis and more frequently in the case of a significant and rapid price decline. See “ —Risk Management—Margin Financing Risk Management.”

We charge an annualized interest rate on margin financing. We launched our margin financing service for securities listed on the Hong Kong Stock Exchange in July 2016, and charged an annualized interest rate on margin financing at 6.8% in 2017, 2018 and 2019. We launched our margin financing service for securities listed on the major stock exchanges in the U.S. in February 2017, and charged an annualized interest rate on margin financing at 4.8% since then. We charged an annualized interest rate for qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect at 8.8% since we launched such business in July 2018. In accordance with our risk control policy, the maximum aggregated financing a client can obtain is HK$35 million for acceptable securities listed on the Hong Kong Stock Exchange, US$5 million for acceptable securities listed on the major stock exchanges in the U.S. and RMB14 million for qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect.

For clients who trade securities listed on the major stock exchanges in the U.S., we offer securities lending services by lending securities we obtain from our securities lending partner. This service allows our clients to pursue short-selling strategies. To borrow securities, our clients must pledge cash or acceptable securities from in-house trading accounts. We charge our clients an annualized interest rate on behalf of our securities lending partner, plus an approximate 3% premium which we earn as a handling fee. We collect interest on behalf of our securities lending partner from our clients. In 2019, we started to offer stock yield enhancement program. After our clients enroll in this program, we lend our clients’ eligible securities to a third-party brokerage company which in turn lends the securities to short sellers who borrow for a fee. The yield from this program is shared between the third-party brokerage company, our clients and us on a monthly basis.

When we launched our margin financing business, we financed mostly from our own working capital and shareholder loans. Since November 2015, however, we have diversified the source of our financing through collaboration with our financial institution partners where we can combine collateral from our clients into portfolios and pledge the portfolios to financial institutions for commercial loans. As of December 31, 2019, 71.3% of margin financing was financed through our financial institution partners. For margin financing services related to securities listed on the Hong Kong Stock Exchange, we have entered into loan facility agreements with commercial banks in which we agree on the maximum facility limit, maturity and annualized interest rates. The loan facility agreements are typically governed by the laws of Hong Kong.  For securities listed on the major stock exchanges in the U.S., a third-party brokerage company we partner with for trade execution and settlement also extends to us margin financing credit on an aggregate basis, which we then distribute to our clients based on their orders. The business agreement we have entered into with such partner has an indefinite term and can be terminated by either party at any time. The agreement is governed by the laws of Hong Kong.

As of December 31, 2017, 2018 and 2019, our margin financing balance was HK$2,865.0 million, HK$2,886.1 million and HK$4,142.0 million (US$531.7 million), respectively, and our securities lending balance was HK$72.9 million, HK$297.3 million and HK$655.6 million (US$84.2 million), respectively. For the years ended December 31, 2017, 2018 and 2019, our interest income derived from margin financing and securities lending business was 21.0%, 27.9% and 24.4% of our total revenues, respectively. We charge brokerage commission fees and platform service fees on margin trading and short selling. See “—Our Services—Trading, Clearing and Settlement.”

Wealth Management Services

In August 2019, we officially launched a new online wealth management service which gives our clients access to money market, fixed income and equity funds products from leading fund houses, catering to different investment targets and risk preferences of our clients. We integrate our clients’ mutual fund and brokerage accounts so that they can instantaneously redeem money market fund positions for stock purchases. We currently charge zero subscription fees on all mutual fund products and share management fees with the fund houses that provide mutual fund products.

For each purchase or redemption request submitted by the client, a corresponding record will be recorded in our system, and aggregated orders are submitted to the corresponding fund house or another third-party platform. Upon the fund house’s confirmation of successful purchase or redemption, we will update the client’s account accordingly. We do not disclose client information to the fund houses we are collaborating with but execute solely through our own aggregated accounts. Our clients complete the entire transaction, access updated transaction records and monitor changes in positions on our platform.

As of December 31, 2019, over 17,000 clients held mutual fund positions, and total client asset balance in mutual funds exceeded HK$6.0 billion.

Market data and information services

Market Data

We provide real-time stock quotes across the China, Hong Kong and the United States equity markets. Our quotes are free for all China-based clients, and we charge a monthly fee on Level II stock quotes for Hong Kong-based clients.

We provide a number of advanced and intuitive tools which allow our users and clients to customize the manner in which they monitor the capital markets. For instance, they can filter the broader market across a range of criteria including industry, valuation, trading volume and price volatility over a certain period of time, which provides a unique opportunity to quickly identify market swings or dislocations. These filters are available across markets so our users and clients can monitor multiple markets simultaneously.

On an individual company basis, users and clients are able to review detailed fundamental and technical analyses based on information available on our platform, including monitoring recent transaction details such as trading volumes by major brokers, tracking historical and current valuations, viewing analyst ratings and target prices, reviewing operating and financial metrics, and reading compiled news and other research and company specific content.

For each mutual fund, users and clients are able to monitor fund performances, review detailed quantitative analyses, read complied news and fund specific content, and understand fund basics such as duration, top holdings and geographic and industry concentrations.

Compared to dispersed or fee-based market data traditionally provided by other market players, we believe our tools and market data help our users and clients make informed investing decisions more easily.

Information Services

We distill investment information and trends into engaging, accessible and diversified content, guiding investors along the investing experience and helping to simplify the decision making process.

Our information services generally include real-time news alerts, such as earnings releases and corporate announcements, topical industry or company-level deep dives and proprietary data flows such as our compiled IPO pipeline. We deliver our content across different formats including short-form news, graphics and essays. Content is grouped by animated tags that facilitate easy searches and allow our users and clients to customize information feeds. As a user or client spends more time on our platform, we are able to employ artificial intelligence to develop targeted content recommendations which we have found to be effective and helpful to enhance user engagement.

We aggregate and curate our content through an internal content creation team and through collaboration with third-party resources, including leading international news agencies and market centers.

User community and social interaction functions

We improve the investing experience of our users and clients by facilitating a social user community, NiuNiu Community, embedded within our Futu NiuNiu platform. NiuNiu Community serves as an open forum for users and clients to share insights, ask questions and exchange ideas. Specifically, NiuNiu Community offers the following unique features:

•                  community diversity, as users and clients can interact directly with their peers, company executives and thought leaders within the investing community, such as financial journalists and academics;

•                  extensive content, ranging in complexity from investing basics to sophisticated analytical guides for professional investors;

•                  digital delivery, as all our content is designed for digital consumption and delivered through diversified media formats, such as short-form videos and presentation slides;

•                  gamification, as we employ game design elements within our platform such as investment and engagement scoring, which serves to simulate the investing experience and better prepare our users and clients for real-world investing; and

•                  platform influence, as we use NiuNiu Community as an important source of both direct (communicated) and indirect (observed) feedback that we use to consistently evolve our platform.

Corporate Services

We provide IPO subscription and ESOP solution services to corporate clients under our integrated enterprise service brand, I&E (富途安逸). We offer a variety of IPO subscription services to investors and have served as the co-bookrunner and co-manager for a number of landmark Hong Kong and U.S. initial public offerings. We have worked with 42 corporate clients as of December 31, 2019 to distribute or promote their shares to retail investors during their initial public offerings. After companies are listed, we continue to deliver a range of investor relations services to help companies manage their ongoing relationships with shareholders, including comprehensive stock data and corporate information via our investor-facing homepage, investor education, community events, video broadcasting and others.

We also provide a one-stop ESOP service to help enterprise clients with their ESOP administration, including the granting, vesting, exercise and settlement of options. In addition, we collaborate with other professional third parties to provide relevant tax planning and withholding, overseas trust service and foreign exchange registration. As of December 31, 2019, we have entered into ESOP service contracts with 79 corporate clients.

Our Operations in the United States

In February 2019, FINRA approved Futu Inc. as an underwriting or selling group participant. In 2019, Futu Inc. participated in 16 IPOs as part of the selling group. Our wholly-owned subsidiary, Futu Clearing Inc., is also a member in good standing of FINRA and DTCC capable of providing clearing business in the United States.

We continued to optimize the user experience of our trading platform Moomoo, the international version of Futu NiuNiu. As of December 31, 2019, Moomoo had over 40,000 users, a substantial majority of which are U.S. retail investors.

Our Users and Clients

Demographic

As of December 31, 2019, we had 7.5 million users on our platform, among which 717,842 were our registered clients and 198,382 were paying clients. As of December 31, 2019, the majority of our registered clients and paying clients were residents in China. The number of our users are determined based on the user accounts registered with our Futu NiuNiu applications or websites, among which users who have opened trading accounts with us are defined as registered clients and clients who have assets in their trading accounts are defined as paying clients. Since the remaining user base of 6.8 million as of December 31, 2019 are yet to be our registered clients, we believe such large user base demonstrates our significant potential to convert these users into our registered and paying clients, which contribute to the growth of our trading volume and ultimately drive our revenues. As we expand our business in the future, leveraging our large user base, we will continue to unleash the full potential of our platform and explore more monetization opportunities. For example, we may further monetize our user traffic through new business initiatives such as targeted advertisement. In addition, by providing free market data and information, a socially engaged online community and superior user experience on our platform, our user and client base has grown rapidly by existing users’ word-of-mouth referral, which has enabled us to promote our brand with relatively low marketing costs.

Users

Our users engage Futu NiuNiu by downloading our mobile or desktop applications, or visiting our website, and registering a user account. Users are able to receive market data, selected research and other information services and engage in the NiuNiu Community free of charge.

Our user base has grown from 3.9 million as of December 31, 2017 to 5.6 million as of December 31, 2018, and further to 7.5 million as of December 31, 2019. We had 615,199 MAUs in December 2019, as compared to 374,692 in December 2018. In December 2019, we had an average of 208,340 DAUs, compared to 151,700 in December 2018. In December 2019, our users who were active on a daily basis spent an average of 24.5 minutes per trading day on our Futu NiuNiu platform.

Users who have not opened trading accounts with us represent an important pipeline for our client acquisition. In 2019, 67.0% of our new clients were converted from our existing users.

Clients

Our client base has grown from 286,502 as of December 31, 2017 to 502,452 as of December 31, 2018, and further to 717,842 as of December 31, 2019. In December 2019, among the clients who visited our platform at least once, a client visited on 15.1 days on average. In 2019, we have maintained a paying client churn rate below 2% on a quarterly basis.

Our clients are generally high earning. As of December 31, 2019, approximately 40.5% of our clients worked in internet, information technology or financial services industries. In addition, our clients are generally young. As of December 31, 2019, the average age of our clients was 36. The demographics of our client base are substantially the same as our broader user base.

User and client acquisition

We grow our client base mainly through online and offline marketing and promotional activities, word-of-mouth referrals, third-party channel partners and our corporate services.

For our online and offline marketing and promotional activities, we from time to time acquire users and clients through cooperation with external marketing channels, such as social media platforms, internet TV and short-form video platforms, search engines, key opinion leaders and offline marketing channels. We also conduct promotions and marketing campaigns on our platform, such as offering free commissions to clients who open trading accounts with us within a certain period of time and promoting client referrals.

In 2019, we also focused on cooperating with third-party channel partners who address similar client profiles as ours to acquire users and clients.

We also bring in a considerable number of clients through corporate services. For example, through providing ESOP services, we are able to directly connect with the employees of our corporate clients once an employee ESOP account has been established.

User and client experience

We have developed our proprietary and customized customer service system to connect our users and clients with our customer service staff and technology experts. Users and clients are able to reach our customer service representatives and technology specialists around the clock. Our customer service representatives receive regular training regarding our platform and services as well as critical communication skills such as managing client complaints and other troubleshooting. We document user and client behavior, as well as complaints and feedback, and apply advanced analytical methods to leverage our datasets to better anticipate further areas of improvement.

We proactively seek user and client feedback. For example, we initiate online communications and activities on major social media and our NiuNiu Community to seek feedback from our users and clients about their investing experience. We reach out to our most active clients to discuss their experience with our platform and solicit ways in which we can improve.

Technology

We have developed a proprietary and highly automated technology infrastructure including integrated account opening, trading, clearing, risk management and business and operation systems, to support each aspect of our business. The purpose-built nature of our technology provides two crucial advantages. First, our platform is adaptable and we can react quickly to industry and regulatory change. Second, our platform is highly scalable.

Industry-leading integrated cross-market system

We operate an easy-to-use and integrated cross-market system which allows our clients to execute trades on all three markets from a single platform. We developed this system internally, with unified functionality extending from core trading to risk management as well as multi-currency, multi-market real-time settlement. This allows our clients to effectively view the markets we serve as a unified market, and avoid many of the traditional frictions associated with cross-market trading.

We have developed an interconnected set of online brokerage process systems to support our cross-market trading function efficiently. Our system uses modular architecture to abstract all tasks and steps involved in the online brokerage process, configure new business processes and quickly support any evolving business needs. Our system features real-time advanced service-level-agreement (SLA) monitoring and quality monitoring services, and is able to ensure consistent superior client experience.

Highly stable and scalable system

We use distributed infrastructure as the foundation for our trading system, employing a number of interrelated servers in order to mitigate the risk of a single server disrupting the whole system. In the event an error occurs with any single server, our distributed technology ensures an immediate and automatic switch to additional servers to ensure continuous operation. Our overall system achieved a 99.96% availability rate in 2019, and our core servers are deployed in different locations as a matter of disaster avoidance and recovery.

Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functionality of other components. If we experience a sudden surge in activity or trading volume, we can execute a system expansion within ten minutes and the overall architecture can support more than ten times the peak activity level of the current platform.

We utilize sophisticated user interface design technology and embed a number of modules in each user interface. By simply duplicating one specific existing user interface module as needed, we effectively improve the accuracy and efficiency of user interface development. At the same time, using modular design technology in our user interface development ensures the stability and consistency of UI performance and functionality among different user interfaces, which eventually improves user experience.

Agile research and development capability

Through the construction of research and development tools and components, we improve our research and development efficiency while ensuring quality and system stability. In 2019, our technology team released 86 new versions of our mobile app. To further improve research and development efficiency, we built our activity configuration system with configurable template abstraction for various routine operational activities. The average launch cycle and necessary manpower for such activities have been effectively reduced compared to traditional development methods.

In addition, we believe that our heavily tech- and research- and development-oriented employee structure lays a solid foundation for our ability to continually develop innovative solutions and enhance our existing service offerings. Our research and development teams are primarily organized into three teams, including a platform and trading development team, a client development team and a web development team. Our core research and development team consists of experienced engineers and technology experts with five to ten years’ experience in structure design supporting massive transactions, and the majority of them have work experience with leading internet and technology platforms in China. Most of our research and development personnel are based in Shenzhen, China.

Cloud-based operating and computing, big data, AI and deep learning capabilities

Our entire system is built and run on high capacity, secure and efficient cloud-based operating systems. Due to the nature of our business and the services we offer, we have a high demand for storage and computing capacity. Specifically we store massive volumes of data generated and transmitted every second and we are constantly running algorithms to produce content recommendations.

In addition, we employ advanced analytical methods to create detailed user profiles based on users’ actions such as posts, social engagement, trading habits and browsing history. We constantly update our user profiles, a process which is largely automated, and use the data and insights derived exclusively to further improve our services and user experience.

Risk Management

We have established a comprehensive and robust technology-driven risk management system to manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management committee formulates key risk management policies and procedures and consists of a compliance officer with over 15 years of experience in the compliance and regulatory profession, a certified accounting officer with the Hong Kong Institute of Certified Public Accountants with over eight years of experience in the financial industry, a risk officer who has over 15 years of experience in trading and risk management businesses, and two seasoned responsible officers in the brokerage industry. Our risk management committee empowers our risk management team, consisting of eight employees having relevant experience between four to 25 years, to execute these policies and procedures.

Our risk management team meets regularly to examine credit, operational, compliance and enterprise risks and update guidelines and measures as necessary. Key tasks of our risk management team include client verifications, storage of client information, evaluation of clients’ risk profiles, monitoring of infrastructure performance and stability, evaluation of risk concentrations, building and maintaining credit models, performing system-wide stress tests and conducting peer benchmarking and exogenous risk assessments. Our internal control, legal and compliance departments coordinate with our risk management team to jointly conduct regular and ad hoc audits on our business to ensure more effective internal control, daily operation, finance and accounting management and business operation.

Brokerage service risk management

We monitor client transactions on a real-time basis, seeking to identify any unusual or irregular trading activity. We have dedicated personnel to monitor account opening, security of funds and trading activities of clients and elevate any irregularities immediately. In accordance with the relevant laws and regulations regarding client funds custody, we are required to maintain accounts with recognized commercial banks for the deposit of our client funds for settlement. To prevent misappropriation of client deposits, we have centralized the storage of our clients’ trading data. We have also centralized management of the securities brokerage trading systems and settlement systems to enhance the security of client deposits.

As part of our risk management practice, we operate a strict due diligence of client information during the “know your-client” process. Our account opening procedures are designed to ensure that our clients’ account opening information is accurate, sufficient and in compliance with applicable Hong Kong regulations and our internal control policies. For China-based clients, we collaborate with our third-party partners who are able to access the national citizen identity database of the Ministry of Public Security of China and the China Union Pay System to verify the identity and bank card information submitted by our prospective clients. For Hong Kong-based clients who apply to open trading accounts with us online, in addition to submitting personal identity information and documents, we require each prospective client to link his or her personal bank account opened with a qualified bank in Hong Kong with the trading account to be opened with us and transfer no less than HK$10,000 to avoid fraud. For offline account opening application, our verification staff will meet the prospective clients in person and interview them to verify the information submitted.

We have established rigorous anti-money laundering internal control policies covering client identification, record keeping of client identity information and transaction records, reporting on large-sum and suspicious transactions, internal operation rules and control measures, confidentiality, training and publicity, anti-money laundering auditing, assisting investigation and execution as well as on-site inspections.

Margin financing risk management

We calculate margin requirements of each of our clients on a real-time basis across different markets and currencies. To ensure that the clients meet the margin requirements, we have adopted a margin call mechanism to control the overall risks involved in our margin financing business. A margin call requires that our clients pledge additional collateral in the form of either cash or acceptable securities to re-establish a minimum ratio of the value of the collateral to the amount of the margin loan balance.

A decline in the value of collateral may result in a margin call. Once a margin call is initiated, we will notify the client and request the client to increase pledged collateral or reduce exposure by liquidating all or some of the securities portfolio. If the client is unable to satisfy the margin call requirement within 48 hours and the value of the collateral remains below the required level, normally we will exercise our sole discretion to liquidate securities positions to facilitate margin compliance. In some cases, if the value of the collateral falls below the required level and deteriorates sharply, we may liquidate positions without giving prior notification to the client. Our risk management system monitors and manages clients’ credit risks.

All collateral is displayed on liquidation monitoring screens that are part of the tools our technical staff utilizes to monitor the performance of our systems during the relevant market hours. At the same time our clients can also monitor, in real-time, the value of the collateral supporting their margin loans and will automatically receive a warning message when approaching a margin limit. This feature allows our clients to proactively manage their financed positions and avoid unnecessary or forced liquidations. We have not made any provision for credit losses since the launch of our margin financing business.

Wealth management risk management

We process each purchase and redemption order automatically online, and record such order in our internal system in real time. Our risk management team is able to monitor corresponding order data in real time. At the same time, information on changes in positions and orders will be updated in real time for the client. We submit aggregated orders to the corresponding fund house or another third-party platform. Upon the fund house’s confirmation of successful purchase or redemption, we will update the client’s account accordingly. As a result, we do not undertake any credit risk in connection with our wealth management services.

In order to ensure data accuracy in the transaction settlement process, we have developed a strict verification and reconciliation process, including the reconciliation of purchase and redemption orders and changes in clients’ positions with corresponding fund houses within each trading day.

In addition, we have adopted client suitability assessment and investment products due diligence procedures for our wealth management business.  Each client is required to fill in a suitability questionnaire for the purpose of assessing client’s risk profile, and we assign risk ratings for every mutual fund we offer. A client can only purchase mutual fund with risk ratings that match his or her risk profile. We currently do not provide financing to clients to purchase mutual fund.

Social network community risk management

We have adopted a number of measures to monitor and manage potential risks in connection with information disseminated on our NiuNiu Community. For example, we have an automatic filtering mechanism that prevents offensive, fraudulent and other inappropriate content from being posted to our platform. Moreover, we perform manual inspection of each post and live broadcast video uploaded to our NiuNiu Community, to ensure that content that is against our platform policies and applicable laws and regulations will be removed and responsible content creators are banned from posting going forward. In addition, we frequently share information on stock investment risks on NiuNiu Community to provide warnings against fraudulent activities and raise our users’ risk awareness.

Data Security and Protection

We have established a comprehensive security system, Futu Monolith Safety Protection System (“FMSPS”), to provide industry-leading level of protection of information related to our clients, their accounts and their transactions with the support of our network situational awareness and risk management system. FMSPS has obtained ISO27001 Information Securities Management System Certification.

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted a strict data protection policy to ensure the security of our proprietary data. We apply encryption algorithms with high security levels to all user activities such as logins, account asset reviews and transaction-making to ensure data safety. Our official website is equipped with a 2048-bit EV certificate, and all data transmissions are completed through encrypted channels. Our Futu NiuNiu platform maintains a high data protection standard, with a random key applied to each data transmission to ensure the security of the information. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We also set up a firewall to segregate our core user data and require strict access digital permission to access any core data throughout our entire operation. We strictly control and manage the use of data within our various departments and do not share any personal data of our users and clients with external third parties. We have measures in place to prevent staff from improperly using client information.

On the client side, we have developed a proprietary dual identification verification function to protect our clients’ account security. Our clients can set up the dual identification verification function with their accounts to enhance their account security. Once the dual identification verification function is activated, if a client logs in to his or her account through a different device, both the account password and a dynamic verification code are required to be authenticated. In addition, the client can opt to type in both the transaction password and a dynamic password token to place a trading order on our platform. For the core data such as the client’s account opening information and account assets, we segregate the core data from other data and store it in the “core data zone” built by isolated network. Any access to such core data requires the above dual identification verification process, thus ensuring that every data access has obtained the relevant client’s prior authorization. This mechanism has greatly improved the security of our clients’ sensitive data.

Intellectual Property

As of December 31, 2019, we owned over 11 computer software copyrights in China relating to various aspects of our operations and maintained over 102 trademark registrations inside China and over 83 trademark registrations inside Hong Kong. As of December 31, 2019, we had 57 patents granted in China. As of December 31, 2019, we had registered over five domain names, such as futu5.com, futunn.com, futuholdings.com, moomoo.com and futuesop.com.

Marketing and Brand Promotion

We have a marketing committee responsible for formulating our marketing and brand promotion strategies, which are refreshed on a monthly basis. This same committee then guides our dedicated marketing team to implement such strategies and handle our marketing and brand promotion activities. As part of our overall brand strategy, we collaborate with Tencent, our strategic partner and shareholder, to furthermore promote our brand.

We conduct digital advertising via search engines, app stores, advertising networks, video sharing websites, and microblogging sites. Our utilization of search engines is mainly through paid search, whereby we purchase key words and brand-link products. With the help of online advertising networks, we can run our advertisements through a variety of online media. We upload our promotional videos to popular video sharing sites. We also periodically send e-mails and SMS messages to our clients to highlight our platform’s latest services and functions, promotional items and marketing events.

In addition, we host online seminars and lectures to enhance our brand recognition. We also conduct offline advertising via outdoor bulletin boards, magazines, campus promotions and television commercials. Our offline advertising plays an important role in building the image of our brand and generating public exposure.

Competition

The market for online brokerage and wealth management services is emerging and rapidly evolving. As one of the first movers in online brokerage market, we position ourselves as an online brokerage and wealth management company based in Hong Kong with an expanded international footprint in the United States as well as strong background and abundant resources in China. We currently compete with three types of competitors in this markets including (i) pure-play online brokerage and wealth management companies; (ii) hybrid brokerage and wealth management companies featuring a combination of online and offline channels and (iii) brokerage and/or wealth management business units within commercial banks.

We compete primarily on the basis of:

•                  client base and client experience;

•                  technology infrastructure;

•                  research and development capabilities;

•                  security and credibility of the platform;

•                  operational compliance with applicable regulatory requirements; and

•                  brand recognition and reputation.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, many of our current or future competitors may have longer operating histories, greater brand recognition, stronger infrastructure, larger client bases or greater financial, technical or marketing resources than we do.

Licenses

We conduct our business mainly in Hong Kong and are, therefore, subject to the relevant restrictions of the regulatory requirements of Hong Kong.

Due to the licensing requirements of the HK SFC, Futu International Hong Kong is required to obtain necessary licenses to conduct its business in Hong Kong. Futu International Hong Kong’s business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HK SFC. Futu International Hong Kong currently holds a Type 1 License for dealing in securities, a Type 2 License for dealing in futures contracts, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts, a Type 7 License for providing automated trading services and a Type 9 License for asset management. Futu International Hong Kong is not required to apply for a Type 8 License in order to conduct margin financing business, as it is licensed to carry out Type 1 regulated activities. See “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Introduction.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HK SFC. We pay standard governmental annual fees to the HK SFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, maintenance of insurance against certain specific risks, and submission of audited accounts and other required documents, among others. See “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Continuing Obligations of Licensed Corporations.” Futu International Hong Kong has also been a Hong Kong stock exchange participant since October 29, 2012.

In addition, Futu Lending Limited is licensed under the Money Lenders Ordinance (Cap. 163) of Laws of Hong Kong to conduct money lending activities under its money lenders license. The license is subject to renewal.

In 2019, we acquired Golden Jade Wealth Management Limited, a member of the Professional Insurance Brokers Association.

We are also subject to applicable laws and regulations in China and the United States as we have a business presence there. Our wholly-owned subsidiary, Futu Inc., is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the “SEC”) and is a member in good standing of FINRA, authorized to conduct business as an introducing broker in compliance with the SEC and FINRA rules. Our wholly-owned subsidiary, Futu Clearing Inc., is also a member in good standing of FINRA and DTCC capable of providing clearing business in the United States. We will continue to seek and maintain all the required licenses and approvals or make all the necessary filings with the competent authorities required for the expansion of our business in the future.

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan for our China-based employees. We also offer additional life and medical insurance to our China-based employees through commercial providers. We contribute to Mandatory Provident Fund and provide labor insurance and medical insurance for our Hong Kong-based employees. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong, we have purchased and maintained insurance for any loss incurred by us due to any loss to our clients’ assets in our custody that are caused by fraudulent conduct of our employees, robbery, theft or other misconduct. In addition, our U.S. subsidiaries provide health insurances to our U.S.-based employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

Ongoing Regulatory Actions

We are subject to various regulatory requirements, including those specified in law, regulations and guidelines issued by the competent regulatory authorities in Hong Kong, including but not limited to the HK SFC.

Futu International Hong Kong is a licensed corporation under the SFO and may be subject to HK SFC inquiries and investigations from time to time. As of the date of this annual report, Futu International Hong Kong is involved in certain ongoing inquiries initiated by the HK SFC concerning matters including client onboarding processes, among others. The HK SFC’s inquiries remain ongoing and are subject to statutory secrecy under Section 378 of the SFO. Therefore, no additional details about them can be disclosed in this annual report at this stage.

As the foregoing inquiries from the HK SFC remain ongoing, it is not possible for us to accurately predict if any disciplinary action will be taken against Futu International Hong Kong after the conclusion of the inquiries, if so, the nature and extent of any such action. If, after the HK SFC’s inquiries have been concluded, the HK SFC identifies misconduct or material non-compliance, the HK SFC can take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, business, prospects and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by the HK SFC.”

Regulation

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

As we provide online brokerage services primarily from our subsidiaries in Hong Kong, our business operations are subject to the laws of Hong Kong. The key laws and regulations which relate to our business and operations in Hong Kong are summarized as follows:

Introduction

The Securities and Futures Ordinance (the “SFO”), including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities, futures and leveraged foreign exchange markets, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO deals with licensing and registration matters.

The SFO is administered by the HK SFC which is an independent statutory body in Hong Kong set up to regulate the securities and futures markets and the non-bank leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance including its subsidiary legislation provides that the HK SFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the Hong Kong Companies (Winding Up and Miscellaneous Provisions) Ordinance. The SFO provides that the HK SFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities and futures industry (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Hong Kong Stock Exchange and the Hong Kong Futures Exchange.

Types of regulated activities

The SFO provides a licensing regime where a person needs to obtain a license to carry on a business in any of the following regulated activities as defined in Schedule 5 to the SFO:

License	Regulated Activity
Type 1:	Dealing in securities
Type 2:	Dealing in futures contracts
Type 3:	Leveraged foreign exchange trading
Type 4:	Advising on securities
Type 5:	Advising on futures contracts
Type 6:	Advising on corporate finance
Type 7:	Providing automated trading services
Type 8:	Securities margin financing
Type 9:	Asset management
Type 10:	Providing credit rating services
Type 11:	Dealing in OTC derivative products or advising on OTC derivative products(1)
Type 12:	Providing client clearing services for OTC derivative transactions(2)

Notes:

(1)         The amendments to the SFO in relation to Type 11 regulated activity are not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Secretary for Financial Services and the Treasury by notice published in the Gazette.

(2)         The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of excluded services in Part 2 of Schedule 5 to the SFO. The licensing requirement with respect to Type 12 regulated activity is not yet in operation and the effective date will be appointed by the Secretary for Financial Services and the Treasury by notice published in the Gazette.

As of the date of this annual report, the following member of the Group were licensed under the SFO to conduct the following regulated activities:

Regulated Activities by Type of License
Futu International Hong Kong	Type 1, Type 2, Type 4, Type 5, Type 7(1) and Type 9(2)

Note:

(1)         The following conditions are currently imposed on Futu International Hong Kong in relation to Type 7 regulated activity:

(i) the licensee shall not provide a service in relation to the platform to: (1) a client without sufficient cash, margin value of securities collateral and/or relevant shares in its account at the time of placing an order; nor (2) an intermediary which is acting on behalf of its clients to trade on the platform.

(ii) the licensee or any company within the same group of companies as the licensee shall not engage in any principal trading activities in the platform.

(iii) the licensee shall: (1) notify the HK SFC of any incident of material service breakdown or disruption of the operations of the platform affecting its clients within one business day. (2) provide the HK SFC with any updated independent review report of the platform when available. (3) provide the HK SFC with the following reports within two weeks after the end of each month or upon request: (a) a statistical summary of shares allotted pursuant to an initial public offering for which transactions have been executed; (b) a statistical summary of transaction volume, expressed in number of trades; number of shares traded; and total settlement value in respect of each issuer’s shares reported in (a) above; (c) a statistical summary of transaction volume expressed in total settlement value by each of the top ten clients in respect of each issuer’s shares reported in (a) above; (d) an analysis of (i) amount receivable from each of the top ten clients; and (ii) amount payable to each of the top ten clients arising from dealing in each issuer’s shares reported in (a) above, including, the name of each client and type of client account (i.e. cash or margin account) and relevant amount receivable or payable to each client at the end of the trading day; (e) a statistical summary of total number of clients participated in the pre-initial public offering trading with breakdown into different client types in each issuer’s shares reported in (a) above; and (f) a statistical summary of total value of trades recorded in the pre-initial public offering trading with breakdown into trades executed for different client types in each issuer’s shares reported in (a) above. (4) for the avoidance of doubt, have arrangements in place to ensure that it and its clients will be able to comply with the Client Identity Rule Policy issued by the HK SFC. (5) upon request, provide the HK SFC with: (a) a list of all clients who have access to the platform; and (b) a list of all clients who have placed orders or traded on the platform in respect of any particular trading day.

(iv) the licensee shall: (1) have appropriate arrangements in place that enable it to: (a) monitor orders placed into and transactions undertaken on the platform to identify suspected breaches of any rules relating to fair and orderly trading on the platform and conduct that may constitute market abuse; (b) report to the HK SFC as soon as practicable any suspected breaches of its rules relating to fair and orderly trading on the platform or suspected market abuse; and (c) upon request from the HK SFC, supply relevant information to the HK SFC as soon as practicable regarding any suspected breaches or suspected market abuse and provide full assistance to the HK SFC in inquiring into or investigating the suspected breaches or suspected market abuse. (2) notify the HK SFC of any material changes to the matters specified below, prior to the changes taking effect: (a) corporate structure and governance arrangements; (b) business plans or operations; (c) the platform (including changes in trading rules, operating hours, operator of the system, hardware, software, and other technology); and (d) its contractual responsibilities for clients of the platform. (3) notify the HK SFC as soon as practicable of the causes, or possible causes, of and the remedial actions for material delay or failure to the operation of the platform effecting the clients upon its occurrence. (4) notify the HK SFC as soon as practicable of any suspected breaches of its rules relating to fair and orderly trading on the platform or suspected market abuse. (5) put in place appropriate business continuity plans and disaster recovery programmes for its operations and the platform and notify the HK SFC of any material changes to the plans or programmes.

(v) the licensee shall: (1) only provide Automated Trading Services via an electronic trading platform, for the purpose of trading shares allotted pursuant to an initial public offering only on the day immediately before their official listing on The Stock Exchange of Hong Kong Limited (SEHK). (2) have controls that: (a) are designed to ensure the integrity of its trading methodology; and (b) enable fair and orderly trading on the platform. (3) provide sufficient pre-trade order information and post-trade transaction information to its clients. (4) have appropriate arrangements in place that ensure the required information about executed transactions of shares allotted pursuant to an initial public offering is reported to SEHK in the prescribed manner and within the prescribed time limit in accordance with the rules of SEHK. (5) have appropriate arrangements in place to minimise the settlement failure of executed transactions. (6) have appropriate written policies and procedures to handle outstanding orders and executed transactions under contingency situations including, but not limited to, (a) postponement, cancellation or alternation to the terms and conditions of an initial public offering; (b) suspension, breakdown, or disruption of the platform; and (c) adverse weather like typhoon or black rainstorm. These policies and procedures should be provided to its clients prior to their using of the platform. (7) keep for a period of not less than seven years the following records in respect of the activities on the platform in such a manner as to enable them to be readily accessible and readily convertible into written form in the Chinese or English language; and provide any of those records to the HK SFC upon request: (a) client details, including their registered names and addresses, dates of admission and cessation, authorised traders and related details, and client agreements; (b) details of restricting, suspending, or terminating any client’s access, including related reasons; (c) all notices and other information, whether written or communicated through electronic means, provided to clients generally; (d) routine daily and monthly summary of trading on the platform including: (i) shares allotment details of clients pursuant to an initial public offering; and (ii) transaction volume, expressed in number of trades; number of shares traded; and total settlement value. (8) keep for a period of not less than two years time-sequenced records of orders and any other actions or activities on the platform as particularised below in such a manner as to enable them to be readily accessible and readily convertible into written form in the Chinese or English language; and provide any of those records to the HK SFC upon request: (a) date and time that the order was received, executed, modified, cancelled and expired (where applicable); (b) identity of the client and authorised trader initiating the entry, modification, cancellation and execution of the order; (c) particulars of the order and any subsequent modification and execution of the order (where applicable), including but not limited to, the shares involved, the size and side (buy or sell) of the order, the order type, and any order designation, time and price limit and other conditions specified by the client initiating the order; and (d) particulars of the allocation and re-allocation (where applicable) of an execution.

(2)         The following conditions are currently imposed on Futu International Hong Kong in relation to Type 9 regulated activity:
(i)    the licensee shall not provide a service of managing a portfolio of futures contracts for another person;
(ii)   the licensee shall not conduct business involving the discretionary management of any “collective investment scheme” as defined under the SFO; and
(iii)  the licensee shall only provide services to “professional investors” as defined under the SFO and its subsidiary legislation.

In addition to the above licenses granted to Futu International Hong Kong by the HK SFC, Futu Lending Limited also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business.

Overview of Licensing Requirements under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the HK SFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two Responsible Officers for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity.

An “executive director” of a licensed corporation is defined as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the HK SFC to be approved as a Responsible Officer of such licensed corporation in relation to the regulated activities.

Managers-in-Charge of Core Functions (“MICs”)

A licensed corporation is required to designate certain individuals as MICs and provide to the HK SFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation:

(a)                                 overall management oversight;

(b)                                 key business lines;

(c)                                  operational control and review;

(d)                                 risk management;

(e)                                  finance and accounting;

(f)                                   information technology;

(g)                                  compliance; and

(h)                                 anti-money laundering and counter-terrorist financing.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Licensed Representatives

In addition to the licensing requirements for corporations that carry on regulated activities, any individual who:

(a)                                 performs any regulated function for his principal which is a licensed corporation in relation to a regulated activity carried on as a business; or

(b)                                 holds himself out as performing such regulated function,

must separately be licensed under the SFO as a Licensed Representative accredited to his principal.

Fit and Proper Requirement

Persons who apply for licenses to carry on regulated activities under the SFO must satisfy, and continue to satisfy the HK SFC after the grant of such licenses by the HK SFC, that they are fit and proper persons to be so licensed. The Fit and Proper Guidelines issued by the HK SFC under section 399 of the SFO summaries certain matters that the HK SFC will generally consider when determining whether the applicant is a fit and proper person to be licensed under the SFO. In particular, Appendix I to the Fit and Proper Guidelines sets out additional fit and proper guidelines for corporations and authorized financial institutions applying or continuing to act as sponsors and compliance advisers.

Under the Fit and Proper Guidelines, the HK SFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)                                 the financial status or solvency;

(b)                                 the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)                                  the ability to carry on the regulated activity competently, honestly and fairly; and

(d)                                 the reputation, character, reliability and financial integrity.

The HK SFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorized financial institution).

In addition to the above, the HK SFC may also take into account of the following matters:

(a)                                 any decisions made by the Monetary Authority, the Insurance Authority, the Mandatory Provident Fund Schemes Authority or any other authorities or organizations performing similar functions as those of SFC (in the HK SFC’s opinion) whether in Hong Kong or elsewhere in respect of the applicant;

(b)                                 any information relating to:

(i)                                     any person who is or is to be employed by, or associated with, the applicant for the purpose of the regulated activity in question;

(ii)                                  any person who will be acting for or on behalf of the applicant in relation to the regulated activity in question; and

(iii)                               if the applicant is a corporation in a group of companies, any other corporation within the same group of companies or any substantial shareholder or officer of any such corporation;

(c)                                  whether the applicant has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions; and

(d)                                 the state of affairs of any other business which the person carries on or proposes to carry on.

Continuing Obligations of Licensed Corporations

Licensed corporations, Licensed Representatives and Responsible Officers must remain fit and proper at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary rules and regulations, as well as the codes and guidelines issued by the HK SFC.

Outlined below are some of the key continuing obligations of the licensed corporations within the Group under the SFO:

•                  maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HK SFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules of Hong Kong (“FRR”);

•                  maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);

•                  maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

•                  issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);

•                  maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

•                  submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

•                  maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

•                  payment of annual fees and submission of annual returns to the HK SFC within one month after each anniversary date of the license;

•                  notification to the HK SFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);

•                  notification to the HK SFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HK SFC;

•                  compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HK SFC;

•                  implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification and reporting of suspicious transactions and staff screening, education and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the HK SFC (the “AMLCTF Guideline”);

•                  compliance with the business conduct requirements under the Code of Conduct for Persons Licensed by or Registered with the HK SFC, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HK SFC and the Fit and Proper Guidelines;

•                  compliance with employee dealings requirements under the Code of Conduct for Persons Licensed by or Registered with the HK SFC, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts; and

•                  compliance with the Advertising Guidelines Applicable to Collective Investment Schemes Authorized under the Product Codes, the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the HK SFC.

The Securities and Futures (Financial Resources) Rules of Hong Kong (FRR)

Subject to certain exemptions specified under the FRR, a licensed corporation is required to maintain minimum paid-up share capital in accordance with the FRR. The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to Futu International Hong Kong:

	Regulated Activities	Minimum Amount of Paid-up Share Capital
Futu International Hong Kong	A corporation licensed for Type 1, Type 2, Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	10,000,000

In addition, the FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable to Futu International Hong Kong are the higher of the amount of (a) and (b) below:

(a)                                 the amount of:

	Regulated Activities	Minimum Amount of Liquid Capital
Futu International Hong Kong	A corporation licensed for Type 1, Type 2, Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	3,000,000

(b)                                 in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong) (the “Client Securities Rules”)

The repledging limit stipulated under section 8A of the Client Securities Rules applies to an intermediary which is licensed for dealing in securities and/or securities margin financing and where the intermediary or an associated entity of such intermediary repledges securities collateral of the intermediary. On each business day, the intermediary shall ascertain the aggregate market value of the repledged securities collateral, which shall be calculated by reference to the respective closing prices of the collateral on that business day.

Pursuant to section 8A of the Client Securities Rules, if the aggregate market value of the repledged securities collateral as calculated above exceeds 140% of the intermediary’s aggregate margin loans on the same business day (the “Relevant Day”), the intermediary shall by the close of business on the next business day following the Relevant Day (the “Specified Time”) withdraw, or causes to be withdrawn, from deposit an amount of repledged securities collateral such that the aggregate market value of the repledged securities collateral at the Specified Time, which is calculated by reference to the respective closing prices on the Relevant Day, does not exceed 140% of the intermediary’s aggregate margin loans as of the close of business on the Relevant Day.

Exchange and Clearing Participantship

As of the date of this annual report, Futu International Hong Kong was a participant of the following:

Exchange / Clearing House	Type of Participantship
The Stock Exchange of Hong Kong (SEHK)	Participant
China Connect Exchange Participant
Options Trading Exchange Participant
Hong Kong Securities Clearing Company Limited (HKSCC)	Direct Clearing Participant
China Connect Clearing Participant
SEHK Options Clearing House Limited (SEOCH)	Direct Clearing Participant
HKFE Clearing Corporation Limited (HKCC)	Clearing Participant
Hong Kong Futures Exchange Limited (HKFE)	Futures Commission Merchant

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by the Stock Exchange of Hong Kong and the Hong Kong Futures Exchange require any person who wishes to trade on or through their respective facilities to hold a trading right (“Trading Right”). The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules, including those requiring compliance with all relevant legal and regulatory requirements.

The Stock Exchange of Hong Kong Trading Rights and the Hong Kong Futures Exchange Trading Rights are issued by the Stock Exchange of Hong Kong and the Hong Kong Futures Exchange at a fee and in accordance with the procedures set out in their respective rules. Alternatively, the Stock Exchange of Hong Kong Trading Rights and the Hong Kong Futures Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of the relevant exchange:

	Stock Exchange Participant / Stock Options Exchange Participant	Futures Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong
SFC Registration	Being a licensed corporation qualified to carry out Type 1 regulated activity under the SFO	Being a licensed corporation qualified to carry out Type 2 regulated activity under the SFO
Trading Right	Holding a Stock Exchange Trading Right	Holding a Futures Exchange Trading Right
Financial Standing	Having good financial standing and integrity
Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the HKSCC, HKCC and SEOCH.

HKSCC

HKSCC has, among others, two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

•                  to be an Exchange Participant of the Stock Exchange of Hong Kong;

•                  to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the guarantee fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Stock Exchange Trading Right held by it;

•                  to open and maintain a single current account with one of the CCASS designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

•                  to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

•                  to have a minimum liquid capital of HK$3,000,000.

SEOCH

SEOCH has two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

•                  be an Options Trading Exchange Participant of the Stock Exchange of Hong Kong;

•                  have in place procedures and a back office computer system appropriate to the type of SEOCH Participant applied for;

•                  have a liquid capital of not less than the higher of :

(a)           its required liquid capital under the Securities and Futures (Financial Resources) Rules; or

(b)           HK$5,000,000; and

•                  contribute HK$1,500,000 to the reserve fund under the rules of SEOCH.

HKCC

HKCC has two categories of participantship: (1) the General Clearing Participant; and (2) the Clearing Participant. The requirements of Clearing Participantship are as follows:

•                  be an Exchange Participant of the Hong Kong Futures Exchange;

•                  have a liquid capital of not less than the higher of :

(a)           its required liquid capital under the Securities and Futures (Financial Resources) Rules; or

(b)           HK$5,000,000; and

•                  contribute HK$1,500,000 participant deposit to the reserve fund under the rules of HKCC.

China Connect Exchange Participant

China Connect is open to all Exchange Participants, but Exchange Participants who wish to participate must satisfy certain eligibility requirements published on the Stock Exchange website at http://www.hkex.com.hk/mutualmarket.

Only the following Exchange Participants shall be eligible to apply for registration and to remain registered as China Connect Exchange Participants: (1) Exchange Participants that are CCASS Clearing Participants, and (2) Exchange Participants that are not CCASS Clearing Participants but have entered into a valid, binding and effective CCASS Clearing Agreement with a CCASS GCP (capitalized terms of which are defined in the Rules of the Hong Kong Stock Exchange).

The Stock Exchange may publish the China Connect Exchange Participant Registration Criteria (as defined in the Rules of the Stock Exchange) and a list of the China Connect Exchange Participants registered from time to time on the website of the Stock Exchange or by other means that it considers appropriate.

China Connect Clearing Participant

Only China Connect Clearing Participants may use China Connect Clearing Services relating to the clearing and settlement of China Connect Securities Trades. The requirements for being accepted for registration and remaining registered as a China Connect Clearing Participant are as follows:

•                  to be a Direct Clearing Participant or a General Clearing Participant;

•                  to undertake to pay HKSCC such amount of Mainland Settlement Deposit, Mainland Security Deposit, Marks and Collateral as may be specified by HKSCC in accordance with the Operational Procedures of HKSCC in relation to CCASS; and

•                  to meet all other relevant China Connect Clearing Participant Registration Criteria.

HKSCC may from time to time prescribe additional eligibility criteria for participants to be accepted for registration and to remain registered as China Connect Clearing Participants. HKSCC may publish the China Connect Clearing Participant Registration Criteria and a list of China Connect Clearing Participants on the website of the Stock Exchange or by other means that it considers appropriate.

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counterterrorist financing laws and regulations in Hong Kong as well as the AMLCTF Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities published by the HK SFC.

The AMLCTF Guideline provides practical guidance to assist licensed corporations and their senior management in formulating and implementing their own policies, procedures and controls in order to meet applicable legal and regulatory requirements in Hong Kong. Under the AMLCTF Guideline, licensed corporations should, among other things:

•                  assess the risks of any new products and services before they are introduced and ensure that appropriate additional measures and controls are implemented to mitigate and manage the risks associated with money laundering and terrorist financing;

•                  consider the delivery and distribution channels (which may include sales through online, postal or telephone channels where a non-face-to-face account opening approach is used and business sold through intermediaries) and the extent to which they are vulnerable to abuse for money laundering and terrorist financing;

•                  identify the client and verify the client’s identity and any beneficial owner’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;

•                  conduct on-going monitoring of activities of the clients to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose and which may indicate money laundering and terrorist financing;

•                  maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

•                  conduct on-going monitoring for identification of suspicious transactions and ensure compliance with their legal obligations of reporting funds or property known or suspected to be proceeds of crime or terrorist property to the Joint Financial Intelligence Unit, a unit jointly run by the Hong Kong Police Force and the Hong Kong Customs & Excise Department to monitor and investigate suspicious financial or money laundering activities.

We set out below a brief summary of the principal legislation in Hong Kong that is concerned with anti-money laundering and counter-terrorist financing.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”)

Among other things, the AMLO imposes on certain institutions (which include licensed corporations as defined under the SFO) certain requirements relating to customer due diligence and record-keeping. The AMLO empowers the relevant regulatory authorities to supervise compliance with the requirements under the AMLO. In addition, a financial institution must take all reasonable measures to (1) ensure that proper safeguards exist to prevent contravention of specific provisions in the AMLO, and (2) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

Among other things, the DTROP contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities by the competent authorities. It is an offense under the DTROP for a person to deal with any property knowing or having reasonable grounds to believe it to represent the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (in whole or in part directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offense under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to: (1) provide or collect property (by any means, directly or indirectly) with the intention or knowledge that the property will be used to commit, in whole or in part, one or more terrorist acts; or (2) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•                  Principle 1 — purpose and manner of collection of personal data;

•                  Principle 2 — accuracy and duration of retention of personal data;

•                  Principle 3 — use of personal data;

•                  Principle 4 — security of personal data;

•                  Principle 5 — information to be generally available; and

•                  Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•                  the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•                  if the data user holds such data, to be supplied with a copy of such data; and

•                  the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

The Money Lenders Ordinance

Money lenders and money-lending transactions in Hong Kong are regulated by the Money Lenders Ordinance. In general, any person who carries on business as a money lender must apply for and maintain a money lenders license (valid for 12 months) granted by the licensing court under the Money Lenders Ordinance, unless any exemption under the Money Lenders Ordinance applies.

An application for or renewal of this license is subject to any objection by the Registrar of Money Lenders (the role is presently performed by the Registrar of Companies) and the Commissioner of Police. The Commissioner of Police is responsible for enforcing the Money Lenders Ordinance, including carrying out examinations on applications for money lenders licenses, renewal of licenses and endorsements on licenses, and is responsible for investigations of complaints against money lenders.

The register of licensed money lenders is currently kept in the Companies Registry of Hong Kong and is available for inspection. The Money Lenders Ordinance provides for protection and relief against excessive interest rates and extortionate stipulations in respect of loans by, for example, making it an offense for a person to lend money at an effective interest rate exceeding 60% per annum or extortionate provisions. It also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of the Money Lenders Ordinance.

Recently, the Companies Registry of Hong Kong has introduced more stringent licensing conditions on all money lenders licenses, with an aim to facilitate effective enforcement of the statutory ban on separate fee charging by money lenders and their connected parties, ensure better protection of privacy of intending borrowers, enhance transparency and disclosure and promote the importance of prudent borrowing. For example, one of the additional licensing conditions is that all money lenders should include a warning statement in their advertisements in relation to their money lending business, namely “Warning: You have to repay your loans. Don’t pay any intermediaries.”

Additional licensing conditions came into effect on December 1, 2016 and October 11, 2018. The Companies Registry of Hong Kong also published “Guidelines on Licensing Conditions of Money Lenders Licence” to provide guidance for money lenders licenses on the requirements of the licensing conditions. One of the additional licensing condition is that a money lender shall comply with the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Licensed Money Lenders, which is similar to the AMLCTF Guideline.

Hong Kong Taxation

Hong Kong profits tax is chargeable on every person, including corporations, carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets). However, profits arising from the sale of capital assets are not subject to Hong Kong profit tax. Whether (i) an activity amounted to trade, profession or business; (ii) an asset is capital in nature or revenue in naturel; and/or (iii) profits are arising in or derived from Hong Kong are questions of fact. Under the current Hong Kong Inland Revenue Ordinance, Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

In addition, if the transfer of a share is required to be registered in a share register in Hong Kong, or Hong Kong Share, stamp duty will be payable by the person(s) who effects any sale or purchase of such Hong Kong Share. The stamp duty in relation to transfer of Hong Kong Share is currently charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the shares transferred on each of the seller and purchaser. In other words, a total of 0.2% of the consideration for, or (if greater) the value of, the shares transferred is currently payable on a typical sale and purchase transaction of Hong Kong Share. In addition, the instrument of transfer (if required) will be subject to a flat rate of stamp duty of $5.00.

Overview of the Laws and Regulations Relating to Our Business and Operations in China

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC or the rights of our shareholders to receive dividends and other distributions from us.

Regulations on Securities Business

Regulations on the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council.

The State Council promulgated the Regulations on the Supervision and Administration of Securities Companies on April 23, 2008 and most recently amended on July 29, 2014, which clarifies that the operation of securities businesses or establishment of representative agencies in China by foreign-invested securities companies shall be subject to the approval of the securities regulatory authority of the State Council.

We redirect our users and clients to open accounts and make transactions outside China, which may be considered as “engaging in securities business within the territory of the People’s Republic of China” and an approval from State Council securities regulatory authority may be required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any license or permit for providing securities brokerage business in China. Although we do not believe we engage in securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations.”

Regulations on the Securities Investment Consulting Service

On December 25, 1997, the CSRC issued the Interim Measures for the Administration of Securities or Futures Investment Consulting, or the Interim Measures for Securities Investment Consulting, which became effective on April 1, 1998. According to the Interim Measures for Securities Investment Consulting, the securities investment consulting service means any analysis, prediction, recommendations or other directly or indirectly charged consulting services provided by securities investment consulting institutions and their investment consultants to securities investors or clients, including: (i) to accept any entrustment from any investor or client to provide securities or futures investment consulting services; (ii) to hold any consulting seminar, lecture or analysis related to securities or futures investment; (iii) to write any article, commentary or report on securities or futures investment consultancy in any newspaper or periodical, or to provide securities or futures investment consulting services through media such as radio or television; (iv) to provide securities or futures investment consulting services through telecommunications facilities such as telephone, fax, computer network; and (v) other forms recognized by the CSRC. In addition, all institutions shall obtain the operation permits issued by the CSRC and all person must obtain professional qualification as a securities investment consultant and joining a qualified securities investment consulting institution before engaged in securities investment consulting service.

On October 11, 2001, the CSRC promulgated the Notice with Respect to Certain Issues on Regulating the Securities Investment Consulting Services Provided for the Public, which became effective on the same day, stipulates that media which disseminate securities-related information shall not publish or broadcast any analysis, prediction or recommendation in respect of the trends of securities markets and securities products, as well as the feasibility of the securities investment made by any institution which does not obtain the operation permits for securities investment consulting services or any individual who does not obtain the professional qualification for securities investment advisors from CSRC. Any media in violation of the foregoing stipulation will be subject to reprimand or exposure by the CSRC, or be transferred to competent department or judicial organ for further handling.

On December 5, 2012, the CSRC published the Interim Provisions on Strengthening the Regulation over Securities Investment Consulting Services by Using “Stock Recommendation Software” Products, or the Interim Provisions, and came into effect on January 1, 2013. Pursuant to the Interim Provisions, “stock recommendation software” are defined as any software products, software tools or terminal devices with one or more of the following securities investment consulting services: (i) Providing investment analysis on specific securities investment products or predicting the price trends of specific securities investment products; (ii) Recommending the selection of specific securities investments products; (iii) Recommending the timing for trading specific securities investments products; and/or (iv) Providing other securities investment analysis, prediction or recommendations. Therefore, selling or providing “stock recommendation software” products to investors and directly or indirectly obtain economic benefits therefrom shall be considered as engaging in securities investment consulting business and the operation permits for securities investment consulting services from CSRC shall be obtained.

We cannot assure you that any information or content provided on our website, desktop devices and mobile application in China will not be considered as engaging in investment consulting business for providing the public with securities analysis, forecast or recommendations through the forum or broadcasting of pre-recorded videos. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

Regulations on Offshore Stocks Investment

On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Personal Foreign Exchange, which further clarifies that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on May 29, 2016, under which Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

In addition, pursuant to the SAFE Officials Interview on Improving the Management of Declarations of Individual Foreign Exchange Information on December 31, 2016, Chinese nationals can only engage in offshore investments under capital items only provided methods such as Qualified Domestic Institutional Investors, otherwise Chinese nationals can only purchase foreign currency for the purpose of external payments within the scope of current items, including private travel, overseas study, business trips, family visits, overseas medical treatment, trade in goods, purchase of non-investment insurance and consulting services. Furthermore, in 2016, CSRC published a response letter to investors on its website to remind domestic investors that any offshore investments conducted by ways which are not explicitly specified under applicable PRC Laws, may not be adequately protected by the PRC Laws.

We do not convert Renminbi into Hong Kong dollars or U.S. dollars for our clients, and require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchange in the United States through our platform to inject funding into their respective trading accounts in Hong Kong in either Hong Kong dollars or U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—PRC governmental control of currency conversion and offshore investment could have a direct impact on the trading volume achieved on our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.”

Regulations on brokerage business involving securities qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect

On September 30, 2016, the CSRC promulgated the Several Provisions on the Inter-connected Mechanism for Trading on Stock Markets in China and Hong Kong, which regulates that the Shanghai Stock Exchange and the Shenzhen Stock Exchange separately shall set up technical connections with the Stock Exchange of Hong Kong Limited to allow investors in China and Hong Kong to, through their local securities companies or brokers, trade qualified shares listed on the stock exchange of the other side, including the Shanghai-Hong Kong Stock Connect Program and the Shenzhen-Hong Kong Stock Connect Program.

The Implementing Measures of the Shanghai Stock Exchange for the Shanghai-Hong Kong Stock Connect Program, promulgated on September 26, 2014, by the Shanghai Stock Exchange, and last amended on December 20, 2019 and became effective on January 13, 2020, and the Implementing Measures of the Shenzhen Stock Exchange for the Shenzhen-Hong Kong Stock Connect Program, promulgated on September 30, 2016, by the Shenzhen Stock Exchange, and last amended on December 20, 2019 and became effective on January 13, 2020, clarity that the securities qualified under the Shanghai-Hong Kong Stock Connect Program and the Shenzhen-Hong Kong Stock Connect Program shall be quoted and traded in Renminbi.

Our clients could trade securities qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect through our platform.

Regulation on Fund Sales Business

On December 28, 2012, the CSRC promulgated the Securities Investment Funds Law and amended on April 24, 2015, which indicated that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council. The CSRC further promulgated the Administrative Measures on Sales of Securities Investment Funds on March 15, 2013, which further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC. We cannot assure you that our current operation model will not be deemed as operating fund sales business in China, which may subject us to further inquiries or rectifications. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

Regulations on Internet Service

Regulation on Foreign Investment

The Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, has come into effect on January 1, 2020 and has replaced the trio of old laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, China adopts a system of national treatment plus Negative List with respect to foreign investment administration, and the Negative List will be issued by, amended or released upon approval by the State Council, from time to time. Foreign investment and domestic investment in industries outside the scope of the Negative List would be treated equally.

On June 30, 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 version), or the Negative List, and became effective on the same day. The Negative List sets out the industries in which foreign investments are prohibited or restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%

On December 26, 2019, the Stated Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Regulations, which also became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between provisions or regulations on foreign investment formulated or promulgated prior to January 1, 2020 and the Foreign Investment Law and the Implementation Regulations, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We are a Cayman Island company and our businesses in China are mainly internet information services, internet Audio-Visual Programs services and internet news information service, which are restricted or prohibited for foreign investors by the Foreign Investment Catalog and the Negative List. We conduct a limited part of our business operations that is restricted or prohibited for foreign investment through our variable interest entity, or VIE.

Regulations on Telecommunication Services

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, which distinguish “basic telecommunications services” from “value-added telecommunications services.” The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the commercial telecommunications service provider shall obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its counterparts at provincial level prior to its commencement of operations.

The Administrative Measures on Internet Information Services (2011 Revision), promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, further defines that commercial internet information services providers, which mean providers of information or services to internet users with charge, shall obtain an Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within the PRC. To comply with the relevant laws and regulations, Shenzhen Futu holds a valid ICP License.

Regulation on Internet Audio-Visual Program Services

The Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, promulgated on December 20, 2007, and amended on August 28, 2015, by the Ministry of Information Industry (the predecessor of the MIIT) and the State Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration), or the SAPPRFT, stipulates that providers of internet audio-visual program services should obtain an Audio and Video Service Permission, or AVSP. The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated on April 1, 2010, and amended on March 10, 2017, by SAPPRFT, classifies internet audio-video programs into four categories. Aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs falls into Category II of above four categories. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Failure to obtain AVSP, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be affected. See “Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

Regulation on Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated on February 17, 2011, and amended on December 15, 2017, by the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), stipulates that providers of internet cultural products or services, such as internet shows or programs and internet games must file an application for establishment to the competent culture administration authorities for approval and must obtain the online culture operating permit. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. As of the date of this annual report, Shenzhen Futu holds a valid Online Culture Operating Permit.

Regulation on Production and Operation of Radio and Television Programs

The Administration of Production and Operation of Radio and Television Programs, promulgated on July 19, 2004, and amended on August 28, 2015, by the SAPPRFT, provides that entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations. In addition, foreign-invested enterprises are not allowed to product or operate the radio and TV programs.

As of the date of this annual report, to comply with the relevant laws and regulations, Shenzhen Futu holds a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.

Regulation on Internet News Dissemination

The Provisions for the Administration of Internet News Information Services was promulgated by the Cyberspace Administration of China, or CAOC, on May 2, 2017, and became effective on June 1, 2017 stipulates that the providers of internet news information (includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies) services to the public in a variety of ways, including editing and publishing internet news information, reposting internet news information and offering platforms for users to disseminate internet news information, shall obtain the internet news license from CAOC. Various qualifications and requirements which service providers shall meet have been provided in this regulation. For those who carrying out Internet-based news information service activities without being licensed or beyond the licensed scope, the competent cyberspace administration shall order them to cease the relevant service activities and impose a fine up to RMB30,000. In addition, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises.

The Implementation Rules for the Administration of the Licensing for Internet-based News Information Services, promulgated on May 22, 2017, by CAOC, and became effective on June 1, 2017, further clarifies that only a news agency (including the controlling shareholder of a news agency) or an entity under news publicity authorities may apply for a license for editing and publishing services in respect of internet-based news information. Foreign-invested enterprises are not allowed to establish any internet-based news information service entities.

Currently, our website and mobile application in China contain news and financial information, thus the relevant PRC government authorities may require us to obtain an internet news license which we do not hold at present. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

Regulations on Cybersecurity and Privacy

Regulations on Cybersecurity

On December 13, 2005, the Ministry of Public Security, or the MPS, promulgated the Provisions on Technological Measures for the Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. Pursuant to the Internet Protection Measures, internet service providers and entity users of interconnection shall not public or divulge user registration information without the consent of the users or otherwise specified in the relevant laws and regulations. In addition, the Internet Protection Measures requires all internet service providers and entity users of interconnection to take proper measures to control computer viruses, back up data, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least sixty days. On June 22, 2007, the Administrative Measures for Multi-level Protection of Information Security were jointly promulgated by four PRC regulatory agencies, including the MPS, under which companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, a record-filing with the competent authority is required.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law regulates all the construction, operation, maintenance, use of networks and the supervision and administration of network security within the territory of China, and pursuant to which, network operators shall follow their cybersecurity obligations pursuant to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and I other obligations stipulated by laws and administrative regulations. In addition, the Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On December 29, 2017, the Personal Information Security Specification, or China Specification, was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine and came into force on May 1, 2018, which set a national standard for personal information security. Although the China Specification is not a mandatory regulation, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules.

Regulations on Privacy Protection

On December 29, 2011, the MIIT issued The Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012 and provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, internet information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, on December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the SCNPC which requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. On July 16, 2013, MIIT promulgated the Regulations on Protection of the Personal Information of Telecommunications and Internet Users, or the Regulations on Personal Information Protection, which enhance the legal protection over user information security and privacy on the Internet. The Regulations on Personal Information Protection require that telecommunications business operators and internet information service providers shall, in the course of providing services, collect and use the personal information of users in a lawful and proper manner by following the principle that information collection or use is necessary and responsible for the security of the personal information of users collected and used in the course of providing services.

Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration and refuses to rectify upon orders is subject to criminal penalty for causing (i) any dissemination of illegal information in large scale; (ii) any significant damages due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other serious harm, and any individual or entity information may be subject to criminal penalty for (i) illegally selling or providing personal information to third parties, or (ii) stealing or illegally obtaining any personal information.

For the protection of personal information, network operators like us may not disclose or tamper with personal information that we have collected. Moreover, we may not provide personal information to third parties without prior consent. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-ins or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”

Regulations on Intellectual Property

Software

The State Council and the National Copyright Administration have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and last amended in 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, the Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registrations, and the registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Upon expiry of the period of validity, the registrant shall go through the formalities for renewal within twelve months prior to the date of expiry as required if the registrant needs to continue to use the trademark. Where the registrant fails to do so, a grace period of six months may be granted. The period of validity for each renewal of registration is ten years, from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiration, the registered trademark shall be cancelled.

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001 and 2010, and the Implementation of Copyright Law of PRC, was promulgated on January 30, 2013 and became effective on March 1, 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing related matters of copyright. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among the subjects, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings.

Domain name

In China, the administration of PRC internet domain names is mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, and became effective on November 1, 2017. The principle of “first apply, first register” applies to domain name registration service in accordance with the Domain Name Measures. In the event that there is any change to the contact information of a domain name holder, the holder shall go through formalities for changes to the registered information of its domain name with the domain name registrar concerned within 30 days after such change arises.

According to the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet based Information Services issued by the MIIT on November 27, 2017, and became effective on January 1, 2018, an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Patent

The National People’s Congress promulgated the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Foreign Exchange

Regulations on Foreign currency exchange

The core regulations governing foreign currency exchange in China is the PRC Foreign Exchange Administration Regulation, which was promulgated and became effective in August 2008. Under the PRC Foreign Exchange Administration Regulations, Renminbi is freely convertible for payments of current account items, such as distribution of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE. On the contrast, approval from or registration with appropriate government authorities is required where Renminbi is to convert into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and last amended on December 30, 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign — Invested Enterprises. According to SAFE Circular 19, foreign-invested enterprises are allowed, within the scope of business, to settle their foreign exchange capital in their capital accounts, for which the relevant foreign exchange bureau has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the accounts), on a discretionary basis according to the actual needs of their business operation. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which became effective in June 2016. SAFE Circular 19 and SAFE Circular 16 prohibit foreign-invested enterprises from using Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Debt

On April 28, 2013, SAFE promulgated the Administrative Measures for Foreign Debt Registration and further updated it on May 4, 2015 and April 26, 2016, respectively. Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and shall be regulated by the Administrative Measures for Foreign Debt Registration. The definition of the registration of foreign debt under the Foreign Debt Measures include debtors’ registration or submission of information on execution of foreign debt contract, withdrawal of funds, repayment of foreign debt and foreign exchange settlement and sale to the local foreign exchange bureau in accordance with the stipulated method upon borrowing of foreign debt pursuant to the applicable rules. Different methods for registration of foreign debt shall be implemented for different types of debtors. In addition, the Foreign Debt Measures requires, in the event of change of foreign debt loan contract, the debtor shall complete registration change formalities for execution of foreign debt contract with the foreign exchange bureau pursuant to the applicable rules. Where the outstanding balance of foreign debt is zero and the debtor will not make another withdrawal of funds, the debtor shall complete foreign debt deregistration formalities with the foreign exchange bureau pursuant to the applicable rules.

Regulations on Dividend distribution

The principal regulations governing distribution of dividends of foreign-owned enterprises include the Company Law of the PRC, and the Wholly Foreign-owned Enterprise Law, which was replaced by the Foreign Investment Law promulgated on March 15, 2019 and became effect on January 1, 2020. Pursuant to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which was issued and became effective on July 4, 2014, PRC residents, including PRC institutions and individuals, are required to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and amended on December 30, 2019. The SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches.

As of the date of this annual report, Mr. Leaf Hua Li has completed the SAFE registration pursuant to SAFE Circular 37. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Share Incentive Plan of Companies Listed Overseas, or the 2012 SAFE Notice. Under such notice and other relevant rules and regulations, PRC residents, including PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, that participate in any share incentive plan of any overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of the participants.

We and our executive officers and other employees who are PRC residents that have been granted share incentive awards are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject such individuals and us to fines and other legal sanctions.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share incentive awards. Under these circulars, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our PRC subsidiary has the obligation to make filings related to employee share incentive awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on M&A

Six PRC regulatory agencies, including the CSRC, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, must obtain approval from the CSRC prior to publicly listing such special purpose vehicle’s securities on an overseas stock exchange.

Regulations on Tax

Regulations on Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC, which was most recently amended on December 29, 2018.

On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law which was amended on April 23, 2019, or collectively with the Enterprise Income Tax Law of the PRC, the EIT Laws. Under the EIT Laws, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Regulations on Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which most recently amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. Based on the Provisional Regulations of on Value-added Tax of the PRC and the Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, pursuant to which all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of Value-added Tax. The Value-added Tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the Value-added Tax rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the SAT issued the Circular on Adjustment of Value-added Tax Rates. According to which relevant Value-added Tax rates have been reduced from May 1, 2018 and April 1, 2019, such as the deduction rates of 17% and 11% applicable to the taxpayers who have Value-Added taxable sales activities or imported goods have been adjusted to 13% and 9%, respectively.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 6%.

Regulations on Dividend Withholding Tax

The EIT Laws provide that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors apply, including without limitation: (i) whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, (ii) whether the business operated by the applicant constitutes the actual business activities, and (iii) whether the counterparty country or region to the tax treaties levies any tax or grant tax exemption on relevant incomes or levies tax at a very low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Regulations on Employment

The principle regulations that govern employment and labor matters in PRC include: (i) Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, and became effective on January 1, 1995 and last amended on December 29, 2018; (ii) the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008; and (iii) the Labor Contract Law of the PRC which was promulgated by the SCNPC on December 28, 2012 and became effective on July 1, 2013.

According to the regulations above, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, all employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Regulations on Social Welfare

Employers in China are required by PRC laws and regulations to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. According to the Social Insurance Law of the PRC promulgated by the National People’s Congress of the PRC on October 28, 2010, and became effective on July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, Any employer shall register with the local social insurance agency within thirty days after its establishment and shall register for the employee with the local social insurance agency within thirty days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall be only paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees. Any employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline. If the employer still fails to rectify the noncompliance within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999, and last amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, a petition may be made to a local court for enforcement. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

Overview of the Laws and Regulations Relating to Our Business and Operations in the United States

As SEC-registered broker-dealers, Futu Inc. and Futu Clearing Inc. are subject to various laws and regulations in the United States.  This overview summarizes certain material aspects of those laws and regulations as they pertain to Futu Inc. and Futu Clearing Inc.  As these firms do not solicit or recommend specific trading actions by their clients, the summary does not include the regulation of sales practices in the United States.

Licensing

Broker-dealers operating in the United States are, with limited exceptions, required to register with the SEC. Registration with the SEC is conditioned upon the broker-dealer becoming a member in good standing of FINRA.  There are not separate categories of broker-dealer registration with the SEC.  However, a broker-dealer’s membership agreement with FINRA will specify the nature of the business which may be conducted by the broker-dealer.  Any material changes in the broker-dealer’s business must be approved by FINRA.  Futu Inc. is currently authorized to conduct business as an introducing broker, engaging in transactions in equity securities and options.  It is also authorized to act as an underwriter or selling group participant in offerings of corporate securities other than mutual funds.  Futu Clearing is currently authorized to conduct business as a clearing broker in equity securities and options.

In addition to SEC and FINRA registration, broker-dealers in the United States are required to register with certain states, based upon the location of their business facilities and the nature of their operations in any particular state.  However, while state governments may require registration and prosecute misconduct, they are generally prohibited from imposing additional regulatory requirements on broker-dealers.

The principals and employees of U.S. broker-dealers are also required to be licensed with FINRA and the applicable states unless their conduct is limited to ministerial activities. There are a variety of individual license categories for both supervisors and other employees, each of which requires the individual to pass a specific examination.

All broker-dealers in the United States are also required to become members of the Securities Investor Protection Corporation (“SIPC”), which insures customer accounts against losses (subject to a cap) that result from the broker-dealer’s failure.  SIPC does not insure against investment losses.

Net Capital and Customer Protection

Broker-dealers in the United States are required to maintain minimum net capital in accordance with SEC Rule 15c3-1.  The computation of net capital is intended to determine the broker-dealer’s liquidity and requires various adjustments to GAAP net worth.  The amount of required net capital varies based upon the nature and scope of the broker-dealer’s business.  Clearing brokers that carry customer accounts typically have substantially higher net capital requirements that introducing brokers.  Net capital must be computed on a daily basis.  Broker-dealers that fall out of compliance with the net capital requirements must immediately correct the shortfall or suspend doing business until they are again in compliance with the requirements.

Rule 15c3-3, the SEC’s customer protection rule, requires broker-dealers who have custody of client assets to establish a segregated bank account for the exclusive benefit of its customers.  The rule also places limitations on the ability of a broker-dealer to access client funds or securities for use in the broker-dealer’s business and delineates the requirements for directing free credit balances in a customer account to a bank pursuant to a sweep program.

Margin Lending

Margin lending by broker-dealers is subject to the margin rules adopted by the Federal Reserve Board (“Regulation T”) and certain FINRA rules.  Futu customers in the U.S. generally trade through margin accounts.  Regulation T provides that broker-dealers may only extend credit for the purchase of “margin securities”; generally securities traded on a recognized stock exchange.  The initial extension of credit may not exceed 50% of the value of the securities to be purchased.  Regulation T requires broker-dealers to impose trading restrictions on accounts that fail to make timely payment for securities.

FINRA rules supplement Regulation T, particularly with respect to the maintenance margin required.  In addition, broker-dealers are free to impose their own margin requirements that are more restrictive than those required by Regulation T or FINRA.

Before a customer may trade on margin, the broker-dealer must provide the customer with extensive disclosure about the risks of margin trading and the customer must agree in writing to the margin terms offered by the broker-dealer.

Know Your Customer; Anti-Money Laundering

Under the Bank Secrecy Act and related SEC and FINRA rules, broker-dealers are required to guard against money laundering and terrorist financing.  This requires broker-dealers to implement a customer identification program to verify a customer’s identity and to determine if a proposed customer is on any lists of restricted persons with whom business is prohibited.  In addition, broker-dealers must adopt and enforce a written anti-money laundering compliance program, reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act and its implementing regulations.   Such programs must include policies and procedures that: (i) can be reasonably expected to detect and cause the reporting of suspicious transactions; (ii) provide for independent testing for compliance, (iii) designate and identify an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program and (iv) provide ongoing training for appropriate broker-dealer personnel.

Disclosures to Clients

Commencing on June 30, 2020, all broker-dealers that provide any brokerage services to retail customers must provide the customers with certain disclosures in a new Form CRS.  Disclosures in the Form CRS include the nature of the services offered by the broker-dealer, fees and charges, conflicts of interest and whether or not any of the broker-dealer’s personnel have been subjected to disciplinary proceedings.  The Form CRS must also be filed with the SEC and made available on the broker-dealer’s website.

Broker-dealers are also required to disclose to their clients in new account documentation and/or through their website various matters such as the risks of investing in foreign securities, the risks of margin trading, the risks of investing in penny stocks, the risks of day trading, any arrangements the broker-dealer may have for payment for order flow and the broker-dealer’s business continuity plan.

SEC and FINRA rules require broker-dealers to provide clients with trade confirmations that comply with the requirements of SEC Rule 10b-10.  In addition, clients must be provided with an account statement not less than once a quarter.  Clients may consent to electronic delivery of confirmations, statements and other communications from the broker-dealer.

Best Execution

The SEC and FINRA require broker-dealers that execute trades, like Futu Clearing, to use reasonable diligence to obtain for their clients the most favorable terms available under prevailing market conditions.  In determining how to best execute an order, the broker-dealer may consider the size of the order, the availability of the security in various markets, liquidity, timing and any other requirements of the client.  Broker-dealers that receive third party payments for order flow must ensure that such arrangements do not compromise their duty of obtaining best execution for their clients.

Prevention of Insider Trading

All broker-dealers are required to adopt policies and procedures intended to prevent unlawful trading based on material, non-public information.  Neither broker-dealers nor their employees may use material non-public information obtained in the course of their business to trade securities or to provide trading tips to other persons.  Such policies and procedures should include a clear statement of the policy provided to all personnel, on-going training, procedures to monitor trading by all personnel and, as appropriate, internal information barriers to prevent the sharing of material non-public information with persons who do not need access to such information.

Protecting Privacy of Customer Data and Information

Regulation S-P requires broker-dealers to provide their customers with a copy of their privacy policy, which describes among other things what non-public information about customers is collected by the broker-dealer, and what non-public information might be shared with affiliates or third parties.  With limited exceptions, customers must be provided with an opportunity to opt out of disclosures to third parties.   Certain states such as California have imposed additional privacy requirements.

Regulation S-P also requires broker-dealers to adopt policies and procedures designed to safeguard customer data and records from unauthorized access.  Broker-dealers are required to implement appropriate cybersecurity measures that include administrative, technical and physical safeguards.  The cybersecurity measures must be periodically tested for effectiveness.

Records and Reporting

SEC-registered broker-dealers are subject to extensive recordkeeping and reporting requirements.  SEC Rule 17a-3 specifies a range of records that must be maintained, including trading and customer account records, financial records and net capital computations, employee records and copies of all advertisements and written communications with customers.  In addition, broker-dealers must ensure that all of their email communications relating to the broker-dealer’s business are transmitted using authorized systems and are archived for future access.

All required records must be preserved for various periods of time specified in SEC Rule 17a-4.  Generally, records may be preserved electronically, as long as the electronic system satisfies minimum standards to ensure the records are accessible and not subject to alteration. Certain records may be maintained with third party providers, including cloud services, if the third party agrees to make the records available to the SEC and other regulatory authorities upon request.

Broker-dealers must file with the SEC annual reports that include audited financial systems, as well as quarterly financial reports.  In addition, net capital computations must be filed on a quarterly or monthly basis, depending upon the nature of the broker-dealer’s business.  An additional filing is required with FINRA to address the firm’s compliance with its regulatory obligations.

U.S. broker-dealers are also required to report to the SEC and FINRA any customer complaints and legal actions.  The broker-dealer must update the reporting to disclose how the matter was resolved.

Supervision

All SEC-registered broker-dealers must adopt written supervisory procedures and implement supervisory controls and procedures designed to enable the broker-dealer to monitor and enforce compliance with applicable regulatory requirements.  Such supervisory procedures are required not only by FINRA rules, but also to protect the broker-dealer against customer claims or regulatory sanctions based on the misconduct of its supervised personnel.   Supervisory procedures should include, among other things, a designated chief compliance officer, internal inspections, reviews of correspondence and emails, periodic monitoring of customer activity and reasonable investigations of new hires.  The broker-dealer must also prohibit its employees from engaging in outside business activities or from maintaining outside securities accounts unless such activity has been disclosed to and approved by the broker-dealer.  The broker-dealer must also ensure that it implements an appropriate training program for its personnel that complies with specific requirements delineated by FINRA.

Regulatory Oversight

Broker-dealers conducting business in the United States may be examined at any time by officials from the SEC, FINRA or any state in which the broker-dealer is licensed.  Following an examination, the regulatory authority will usually issue a written report discussing any identified deficiencies.  The broker-dealer is provided an opportunity to respond to the report.  While most deficiencies are resolved through mutually agreed corrective actions, more serious violations may be referred for administrative or civil proceedings.  Such proceedings may result in the imposition of fines, cease and desist orders, disgorgement orders, the suspension of personnel or lines of business or the revocation of licenses to conduct business. While broker-dealers have the right to contest proceedings brought against them by regulatory authorities, as a practical matter most such proceedings are resolved through a negotiated settlement.  The resolution is a public record, unless the sanction is a fine of $2500 or less.  Under the Exchange Act, a broker-dealer and its principals may be held responsible for misconduct committed by persons under their supervision.  It is fairly common in regulatory enforcement proceedings for a broker-dealer and its supervisory personnel to be sanctioned whenever there has been misconduct by any of the broker-dealer’s personnel.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and our VIE, as of the date of this annual report:

Note:

(1)         Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of our company and hold 85% and 15% equity interests in Shenzhen Futu, respectively. Mr. Li is the founder, chairman and chief executive officer of our company and Ms. Li is Mr. Li’s spouse.

Contractual Arrangements with Our VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned PRC subsidiary, Shensi Beijing, our VIE, Shenzhen Futu, and the shareholders of Shenzhen Futu. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and/or assets of our VIE when and to the extent permitted by PRC laws.

Agreements that provide us effective control over our VIE

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the shareholders’ voting rights proxy agreement entered into in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018, by and among Shensi Beijing, Shenzhen Futu and each of the shareholders of Shenzhen Futu, each shareholder of Shenzhen Futu irrevocably authorized Shensi Beijing to exercise such shareholder’s rights in Shenzhen Futu, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting rights permitted by the Articles of Association of Shenzhen Futu. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution until the expiration of the business term of Shensi Beijing and can be renewed upon request by Shensi Beijing.

Business Operation Agreement. Pursuant to the business operation agreement entered into in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018 by and among Shensi Beijing, Shenzhen Futu and each of the shareholders of Shenzhen Futu, Shenzhen Futu and its shareholders undertake that without Shensi Beijing’s prior written consent, Shenzhen Futu shall not enter into any transactions that may have a material effect on Shenzhen Futu’s assets, business, personnel, obligations, rights or business operations. Shenzhen Futu and its shareholders shall elect directors nominated by Shensi Beijing and such directors shall nominate officers designated by Shensi Beijing. The business operation agreement will remain effective until the end of Shensi Beijing’s business term, which will be extended if Shensi Beijing’s business term is extended or as required by Shensi Beijing.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement entered into in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018 by and among Shensi Beijing, Shenzhen Futu and each of the shareholders of Shenzhen Futu, each shareholder of Shenzhen Futu agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Shensi Beijing. The equity interest pledge agreements remain effective until the latter of the full payment of all secured debt under the equity interest pledge agreement and Shenzhen Futu and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, each shareholder of Shenzhen Futu has pledged his or her equity interest in Shenzhen Futu to Shensi Beijing.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Technology Consulting and Services Agreement. Under the exclusive technology and consulting and services agreement between Shensi Beijing and Shenzhen Futu in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018, Shensi Beijing has the exclusive right to provide Shenzhen Futu with technology consulting and services related to, among other things, technology research and development, technology application and implementation, maintenance of software and hardware. Without Shensi Beijing’s written consent, Shenzhen Futu shall not accept any technology consulting and services covered by this agreement from any third party. Shenzhen Futu agrees to pay a service fee at an amount equivalent to all of its net profit to Shensi Beijing. Unless otherwise terminated in accordance with the terms of this agreement or otherwise agreed by Shensi Beijing, this agreement will remain effective until the expiration of Shensi Beijing’s business term, and will be renewed if Shensi Beijing’s business term is extended.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018, by and among Shensi Beijing, Shenzhen Futu and each of the shareholders of Shenzhen Futu, each shareholder of Shenzhen Futu has irrevocably granted Shensi Beijing an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in Shenzhen Futu. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of Shenzhen Futu undertakes that, without the prior written consent of Shensi Beijing, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in Shenzhen Futu, (ii) transfer or otherwise dispose of his or her equity interests in Shenzhen Futu, (iii) change Shenzhen Futu’s registered capital, (iv) amend Shenzhen Futu’s articles of association, (v) liquidate or dissolve Shenzhen Futu, or (vi) distribute dividends to the shareholders of Shenshen Futu. In addition, Shenzhen Futu undertakes that, without the prior written consent of Shensi Beijing, it will not, among other things, dispose of Shenzhen Futu’s material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets. Unless otherwise terminated by Shensi Beijing, this agreement will remain effective until the expiration of Shensi Beijing’s business term, and will be renewed if Shensi Beijing’s business term is extended.

In the opinion of CM Law Firm, our PRC legal counsel:

•                  the ownership structures of Shensi Beijing and Shenzhen Futu will not result in any violation of applicable PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on contractual arrangements with our VIE and its shareholders to operate a limited part of our business in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.            Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 1433 square meters in Hong Kong and approximately 17,748 square meters in Shenzhen, China. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in Hong Kong and China. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.        Unresolved Staff Comments

None.

Item 5.           Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our business and results of operations are influenced by general factors affecting the online brokerage and wealth management industries in Hong Kong and China, including the overall economic and market conditions, level of per capita disposable income in Hong Kong and China, and the growth of the online brokerage, wealth management and related services markets. In particular, as our securities brokerage business depends heavily on trading volume, our financial performance is highly dependent on the market conditions in which our business operates. Changes in market conditions can have a significant impact on investor sentiment and trading volume, resulting in fluctuation in brokerage commission and fee income. Our margin financing business is subject to influences from market factors such as market liquidity, interest rate as well as investor sentiment.

In addition, our business and results of operations are also affected by factors driving online brokerage and wealth management in Hong Kong and China, such as the growing number of retail investors having interests and needs in investing securities and financial products in global capital markets, the usage and penetration rate of the internet and mobile internet, the changing investor preferences with respect to trading and investment platforms and the competitive environment, governmental policies and regulatory environment, such as any capital control measures that impose restrictions on cross-border transfer. Unfavorable changes in any of these general factors could negatively affect demand for our services and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Number of clients, their trading activities and commission rate

Changes in trading volume on our platform is an important factor affecting our revenue growth, which is in turn affected by total client asset balance and turnover of trading volume over client assets. The trading volume on our platform was HK$517.9 billion, HK$907.0 billion, and HK$872.7 billion (US$112.0 billion) in 2017, 2018 and 2019. The number of our paying clients increased from 80,057 as of December 31, 2017 to 132,821 as of December 31, 2018, and further increased to 198,382 as of December 31, 2019. Our total client asset balance increased from HK$44.4 billion as of December 31, 2017 to HK$50.9 billion as of December 31, 2018, and further increased to HK$87.1 billion (US$11.2 billion) as of December 31, 2019. Our total client asset balance is also affected by a number of other factors, including level of per capita disposable income as well as the engagement and stickiness of our clients. We have strived to increase the engagement and stickiness of our clients and enhance the competitiveness and attractiveness of our platform by offering superior investing experience, insightful market intelligence and social connectivity. We plan to continue to grow our business organically by attracting and retaining clients and increasing our total client asset balance, and to improve the turnover of trading volume over client asset by adding new products and services on our platform and providing high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs. In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge.

Our margin financing and securities lending balance and interest spread

To provide our investors with comprehensive investment services, we offer margin financing and securities lending services on our platform. Since then, benefiting from our high-growth client base, increasingly attractive products and broader financing partners network, our margin financing and securities lending businesses have grown rapidly. Interest income derived from our margin financing and securities lending businesses as a percentage of revenues was 21.0%, 27.9% and 24.4% in 2017, 2018 and 2019. Our daily average margin financing and securities lending balance grew significantly from HK$3,729.0 million in 2018 to HK$4,209.2 million (US$540.4 million) in 2019. The increase in our daily average margin financing and securities lending balance has been primarily driven by the increase in the number of margin financing and securities lending clients. In 2019, we provided margin financing service for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. to 36,698 and 29,001 clients, respectively, and we provided securities lending services for securities listed on the major stock exchanges in the U.S. to 9,766 clients. The margin financing and securities lending balance is also affected by factors including client asset balance, margin financing and securities lending balance as a percentage of client assets, and our ability to continue to secure funding and securities from third parties.

The net interest income from our margin financing and securities lending businesses is affected by our margin financing and securities lending balance, as well as the interest spread we earn. We have benefitted from the increase in client demand for margin financing and securities lending services, which in turn strengthened our bargaining power against third-party funding and securities lenders and allowed us to optimize interest expenses. To continue to expand our margin financing and securities lending businesses, we plan to deepen our cooperation with third-party funding and securities lenders as well as allocate our own capital to increase the funds available. To effectively manage our capital, we have established liquidity policies to support the growth of our margin financing business while ensuring sufficient capital reserve is maintained to meet operational needs and comply with applicable regulatory requirements. In addition, as a publicly listed company, we are often perceived as a strong debtor by lenders, which further diversifies our funding sources and improves our funding terms.

We have also been developing and offering innovative solutions for our clients who wish to finance their securities purchases, such as real-time, cross-market, securities-backed financing and enhanced leverage for IPO subscriptions. Our revenue growth will be affected by our ability to effectively execute these initiatives and increase our margin financing and securities lending balance and interest spread.

Operating leverage of our platform

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more clients to our platform. However, we believe our platform has significant operating leverage and enables us to realize cost savings structurally. We have built a secure and scalable brokerage and wealth management platform that is fully digitized and supports the full transaction lifecycle from the front-end to the back-office through our proprietary cloud-based technology, which in turn allows us to reduce our operating expenses. We believe our proprietary and modularized technology infrastructure has been fully funded, enabling us to bring in new products and enter new markets with moderate investment and marginal cost. As a result, the costs associated with the operation of our platform as well as our operating expenses do not need to increase in line with our revenues as we do not require a proportional increase in the size of our workforce to support our growth.

In addition, by leveraging the client insights we generate from our large client base, we are able to attract corporate clients to utilize our distribution solution and public relations and brand promotion services, which in turn generates strong demand for our brokerage and margin financing services from our clients. The scale, demographics and depth of engagement of our client base also translates to high lifetime values. When matched against our efficient client acquisition, a function of our online marketing and promotional activities, word-of-mouth referrals and our corporate services, we are able to achieve a payback period of less than six months since the beginning of 2017. As our business further grows in scale, we believe our massive scale, coupled with the network effects, will allow us to acquire clients more cost-effectively and benefit from substantial economies of scale.

Investment in technology and talent

Our technology is critical for us to retain and attract clients. We have made significant investments into our technology platform, which has evolved into a highly-automated, multi-product, multi-market, closed-loop technology infrastructure that drives every function of our business including trading, risk management, clearing, mutual fund distribution, market data, news feeds and social functions. We will continue to make significant investments in research and development and technology to enhance our platform to address the diverse needs of our clients and improve operating efficiency. We intend to focus on developing innovative applications, products and services aimed at providing more convenience to clients and improving our user experience, service quality and system efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Our ability to broaden service offerings

Our results of operations are also affected by our ability to invest in and develop new service offerings and further penetrate our client base. We currently derive a substantial portion of our revenues from our securities brokerage business, and as a result, our profitability depends largely on the performance of this business. While we expect our brokerage commission income to increase and continue to be a major source of our revenues in the near future, we also expect to increase the revenue contribution from other businesses with relatively higher profit margins, such as our margin financing and securities lending business. In 2019, we further broadened our financial services footprint and launched wealth management services, through which we currently offer access to money market, fixed income and equity funds. We believe that our comprehensive offering of financial products and services and our strong technology capability in developing new products and services will allow us to capture new market opportunities and respond to changes in the market, client demand and client preferences to remain competitive.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our online brokerage and margin financing services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenues:
Brokerage commission and handling charge income	184,918	59.3	407,990	50.3	511,365	65,649	48.2
Interest income	105,872	34.0	360,585	44.4	464,903	59,684	43.8
Other income	20,873	6.7	42,768	5.3	85,287	10,949	8.0
Total revenues	311,663	100.0	811,343	100.0	1,061,555	136,282	100.0

Brokerage commission and handling charge income

Brokerage commission income primarily consists of commissions and execution fees from our clients for whom we act as executing and clearing brokers. We generate commissions and execution fees on securities brokerage by trading equities and equity-linked derivatives on behalf of our clients. Handling charge income primarily consists of fees from settlement and dividend collection services.

Interest income

Interest income primarily consists of interest income from margin financing and securities lending services, interest income from bank deposit, interest income from IPO financing by arranging the financing for our clients in connection with their subscriptions in initial public offerings, and interest income from our stock yield enhancement program.

Other income

Other income primarily consists of income from enterprise public relations services, underwriting fee income, IPO subscription service charge income, funds distribution service income, currency exchange service income from clients, income from market data service, client referral income from brokers and ESOP management service income. We generate income from enterprise public relations by providing institutional clients with public relations services, including distributing company information and news and providing communication channels with investors. We generate underwriting fee income in our investment banking business primarily by providing equity underwriting to corporate issuers. We generate IPO subscription service charge income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. We generate funds distribution service income from our wealth management business. We generate currency exchange service income from providing currency exchange services to our paying clients. We generate our income from market data service and client referral income primarily by providing fee-based market data services to users and clients and referring clients to licensed A-share brokers in China. We generate ESOP management service income by providing ESOP administration service.

Costs

The following table sets forth the components of our costs by amounts and percentages of costs for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Costs:
Brokerage commission and handling charge expenses	36,777	33.7	80,127	32.1	100,550	12,909	35.7
Interest expenses	19,879	18.2	95,624	38.3	89,238	11,456	31.7
Processing and servicing costs	52,446	48.1	73,843	29.6	91,916	11,800	32.6
Total costs	109,102	100.0	249,594	100.0	281,704	36,165	100.0

Brokerage commission and handling charge expenses

Brokerage commission and handling charge expenses consist of fees charged by executing brokers in the U.S. as we transact with them, expenses charged by stock exchanges or executing brokers for our use of their clearing and settlement systems and expenses charged by commercial banks or stock exchanges for providing clearing and settlement services in connection with IPO subscriptions.

Interest expenses

Interest expenses primarily consist of interest expenses of borrowings from commercial banks, other licensed financial institutions and other parties to fund our margin financing and IPO financing businesses.

Processing and servicing costs

Processing and servicing costs consist of market information and data fees, data transmission fees, cloud service fees, system cost and SMS service fees paid to stock exchanges and data and other service providers.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	95,526	49.2	151,097	42.8	262,345	33,680	44.3
Selling and marketing expenses	41,446	21.3	98,062	27.8	164,701	21,144	27.8
General and administrative expenses	57,293	29.5	103,831	29.4	164,850	21,164	27.9
Total operating expenses	194,265	100.0	352,990	100.0	591,896	75,988	100.0

Research and development expenses. Research and development expenses consist of expenses related to developing service platforms, including website, mobile apps and other products, as well as payroll and welfare, rental expenses and other related expenses for our research and development professionals.

Selling and marketing expenses. Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for selling and marketing personnel. Advertising costs primarily consist of costs of online advertising and offline promotional events.

General and administrative expenses. General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including senior management, finance, legal and human resources, expenses for third-party professional agents, costs associated with use of facilities and equipment and other general corporate related expenses.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

The United States

Our subsidiaries incorporated in the United States are subject to statutory income tax at a rate up to 35% for taxable income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly revising the U.S. corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which our subsidiaries incorporated in the United States are subject.

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Futu Securities (Hong Kong) Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities International (Hong Kong) Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIE and its subsidiary are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Our wholly-owned PRC subsidiaries Futu Network Technology (Shenzhen) Co., Ltd. was recognized as “high and new technology enterprises” and was eligible for a preferential tax rate of 15% from 2019 to 2021. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% for the income arising from providing financial technology services to our clients in China. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential tax rate of 5% is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenues
Brokerage commission and handling charge income	184,918	59.3	407,990	50.3	511,365	65,649	48.2
Interest income	105,872	34.0	360,585	44.4	464,903	59,684	43.8
Other income	20,873	6.7	42,768	5.3	85,287	10,949	8.0
Total revenues	311,663	100.0	811,343	100.0	1,061,555	136,282	100.0
Costs
Brokerage commission and handling charge expenses	(36,777)	(11.8)	(80,127)	(9.9)	(100,550)	(12,909)	(9.5)
Interest expenses	(19,879)	(6.4)	(95,624)	(11.8)	(89,238)	(11,456)	(8.4)
Processing and servicing costs	(52,446)	(16.8)	(73,843)	(9.1)	(91,916)	(11,800)	(8.7)
Total costs	(109,102)	(35.0)	(249,594)	(30.8)	(281,704)	(36,165)	(26.6)
Total gross profit	202,561	65.0	561,749	69.2	779,851	100,117	73.4
Operating expenses
Research and development expenses(1)	(95,526)	(30.7)	(151,097)	(18.6)	(262,345)	(33,680)	(24.7)
Selling and marketing expenses(1)	(41,446)	(13.3)	(98,062)	(12.1)	(164,701)	(21,144)	(15.5)
General and administrative expenses(1)	(57,293)	(18.3)	(103,831)	(12.8)	(164,850)	(21,164)	(15.5)
Total operating expenses	(194,265)	(62.3)	(352,990)	(43.5)	(591,896)	(75,988)	(55.7)
Others, net	(4,918)	(1.6)	(7,959)	(1.0)	(9,462)	(1,215)	(0.9)
Income before income tax expense	3,378	1.1	200,800	24.7	178,493	22,914	16.8
Income tax expense	(11,480)	(3.7)	(62,288)	(7.7)	(12,286)	(1,577)	(1.2)
Net loss from equity method investments	—	—	—	—	(543)	(70)	(0.1)
Net (loss)/income	(8,102)	(2.6)	138,512	17.0	165,664	21,267	15.5

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Selling and marketing expenses	161	104	538	69
Research and development expenses	8,854	9,223	12,055	1,548
General and administrative expenses	754	1,113	3,374	433
Total	9,769	10,440	15,967	2,050

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Total revenues were HK$1,061.6 million (US$136.3 million), an increase of 30.9% from HK$811.3 million in 2018.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$511.4 million (US$65.6 million) in 2019, an increase of 25.3% from HK$408.0 million in 2018. The increase was mainly attributable to higher blended commission rates which increased from 0.045% in 2018 to 0.059% in 2019. The increase in blended commission rates was mainly due to the introduction of new pricing package starting from late 2017 and the increasing penetration of derivatives trading.

Interest income. Interest income was HK$464.9 million (US$59.7 million) in 2019, an increase of 28.9% from HK$360.6 million in 2018. Interest income derived from margin financing and securities lending increased by 14.5% from HK$226.1 million in 2018 to HK$258.9 million (US$33.2 million) in 2019, which was mainly attributable to the increase in daily average margin financing and securities lending balances from HK$3,729.0 million in 2018 to HK$4,209.2 million (US$540.4 million) in 2019. Interest income derived from bank deposit increased by 51.2% from HK$123.8 million in 2018 to HK$187.2 million (US$24.0 million) in 2019, which was mainly attributable to the increase in daily average balances of client cash deposit from HK$10.3 billion in 2018 to HK$12.6 billion (US$1.6 billion) in 2019 as well as the improved return on the cash deposit driven by enhanced capital management.

Other income. Other income was HK$85.3 million (US$10.9 million), an increase of 99.3% from HK$42.8 million in 2018. The rise was primarily due to our new mutual fund distribution business and an increase in our IPO subscription service charge income.

Costs

Total costs were HK$281.7 million (US$36.2 million), an increase of 12.9% from HK$249.6 million in 2018.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$100.6 million (US$12.9 million), an increase of 25.6% from HK$80.1 million in 2018, in line with the increase of brokerage commission and handling charge income.

Interest expenses. Interest expenses were HK$89.2 million (US$11.5 million) in 2019, a decrease of 6.7% from HK$95.6 million in 2018. The decrease in interest expenses was primarily due to the decrease of our monthly average loan balances from HK$3.2 billion in 2018 to HK$2.4 billion (US$308.1 million) in 2019 as well as the decreased interest rates of our interest bearing borrowings, partially offset by the increase in costs associated with our IPO financing and stock borrowing and lending businesses.

Processing and servicing costs. Processing and servicing costs were HK$91.9 million (US$11.8 million) in 2019, an increase of 24.5% from HK$73.8 million in 2018. The increase was primarily due to the increase in both market information and data fees and data transmission fee, as we continued to expand our market data services and enhance the IT infrastructure.

Gross profit

As a result of the foregoing, our total gross profit increased by 38.8% from HK$561.7 million in 2018 to HK$779.9 million (US$100.1 million) in 2019. Our gross profit margin increased from 69.2% in 2018 to 73.4% in 2019, primarily attributable to higher operating leverage as a result of our larger business scale and improved operating efficiency, as well as higher net interest margin in 2019.

Operating expenses

Total operating expenses were HK$591.9 million (US$76.0 million) in 2019, an increase of 67.7% from HK$353.0 million in 2018. The increase was primarily due to the increase in research and development expenses, selling and marketing expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$262.3 million (US$33.7 million) in 2019, an increase of 73.6% from HK$151.1 million in 2018. The increase was primarily due to the continued increase in research and development headcount as we further diversified and enhanced our product offerings.

Selling and marketing expenses. Selling and marketing expenses were HK$164.7 million (US$21.1 million) in 2019, an increase of 67.9% from HK$98.1 million in 2018. The increase was primarily due to higher branding and marketing expenses in 2019.

General and administrative expenses. Our general and administrative expenses were HK$164.9 million (US$21.2 million) in 2019, an increase of 58.9% from HK$103.8 million in 2018. The increase was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees.

Income tax expense

We had income tax expense of HK$12.3 million (US$1.6 million) in 2019, compared to HK$62.3 million in 2018, primarily due to lower effective tax rate as the company benefited from tax incentives for high and new technology enterprises and offshore claims of income generated outside Hong Kong in 2019.

Net income

As a result of the foregoing, we had net income of HK$165.7 million (US$21.3 million) in 2019, compared to HK$138.5 million in 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues, which consist of brokerage commission and handling charge income, interest income and other income, significantly increased by 160.3% from HK$311.7 million in 2017 to HK$811.3 million in 2018. This increase was primarily attributable to the increases in our brokerage commission and handling charge income and interest income.

Brokerage commission and handling charge income. Brokerage commission and handling charge income increased by 120.6% from HK$184.9 million in 2017 to HK$408.0 million in 2018, primarily attributable to the increase in trading volume from HK$517.9 billion in 2017 to HK$907.0 billion in 2018 and the increase in our effective fee rates. The increase in trading volume was primarily attributable to the increase in the number of paying clients from 80,057 as of December 31, 2017 to 132,821 as of December 31, 2018. The increase in our effective fee rates is mainly the result of the new pricing packages we introduced in the second half of 2017.

Interest income. Interest income increased significantly from HK$105.9 million in 2017 to HK$360.6 million in 2018, primarily attributable to the significant increase in our daily average margin financing and securities lending balance from HK$1,126.0 million in 2017 to HK$3,729.0 million in 2018, as well as the increase in balance of client deposits and the improved return on such balance driven by (i) enhanced capital management and (ii) the increase in the benchmark interest rates in the U.S. and Hong Kong.

Other income. Other income increased significantly by 104.9% from HK$20.9 million in 2017 to HK$42.8 million in 2018, primarily attributable to the increase in IPO subscription service charge income, underwriting fee income and enterprise public relations service charge income.

Costs

Our costs, which consist of brokerage commission and handling charge expenses, interest expenses and processing and servicing costs, increased by 128.8% from HK$109.1 million in 2017 to HK$249.6 million in 2018 as all components of costs increased as a result of our business growth.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses increased by 117.9% from HK$36.8 million in 2017 to HK$80.1 million in 2018, primarily attributable to the increase in trading volume on our platform. The brokerage commission and handling charge expenses increased in line with our brokerage commission income.

Interest expenses. Interest expenses increased by 381.0% from HK$19.9 million in 2017 to HK$95.6 million in 2018, primarily attributable to the increase of our monthly average loan balance from HK$0.9 billion in 2017 to HK$3.2 billion in 2018, which was primarily driven by our rapidly growing margin financing and securities lending business, and the overall increased interest rates of our borrowings from commercial banks and other financial institutions.

Processing and servicing costs. Processing and servicing costs increased by 40.8% from HK$52.4 million in 2017 to HK$73.8 million in 2018, primarily attributable to the increase in the market information and data fees from HK$37.5 million in 2017 to HK$46.7 million in 2018 as we upgraded and expanded our market data service.

Gross profit

As a result of the foregoing, our total gross profit significantly increased by 177.3% from HK$202.6 million in 2017 to HK$561.7 million in 2018. Our gross profit margin increased from 65.0% in 2017 to 69.2% in 2018, primarily attributable to the decrease in brokerage commission and handling charge expenses and processing and servicing costs as percentages of our total revenues.

Operating expenses

Our total operating expenses increased by 81.7% from HK$194.3 million in 2017 to HK$353.0 million in 2018 as research and development expenses, selling and marketing expenses and general and administrative expenses increased due to our business growth.

Research and development expenses. Our research and development expenses increased from HK$95.5 million in 2017 to HK$151.1 million in 2018, primarily due to an increase in headcount for our research and development function to support our business growth and an increase in average compensation in line with the market trend.

Selling and marketing expenses. Our selling and marketing expenses increased from HK$41.4 million in 2017 to HK$98.1 million in 2018, primarily due to the increase in expenses associated with our branding and marketing activities.

General and administrative expenses. Our general and administrative expenses increased from HK$57.3 million in 2017 to HK$103.8 million in 2018. The increase was primarily due to an increase in headcount for our general and administrative personnel and an increase in average compensation in line with the market trend.

Income tax expense

We had income tax expense of HK$62.3 million in 2018, compared to HK$11.5 million in 2017, primarily due to an increase of our taxable income during such year.

Net (loss)/income

As a result of the foregoing, we had net income of HK$138.5 million in 2018, compared to net loss of HK$8.1 million in 2017.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

The consolidated financial statements include the financial statements of our Company, our subsidiaries, our VIE and its subsidiary for which we or a subsidiary of ours is the primary beneficiary.

Basis of Consolidation

A Subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting power; or have the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

All transactions and balances among us, our subsidiaries, the VIE and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, cost and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in our consolidated financial statements mainly include, but are not limited to, assessment of whether we act as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the estimation of selling and marketing expense from incentive program, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, assessment for impairment of loans and advance, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Translation

Our operating results are reported in the consolidated statements of comprehensive (loss)/income pursuant to FASB ASC Topic 220, “Comprehensive Income.” Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). Our OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of us, net of related income taxes, where applicable. Our subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on behalf of Clients

We have classified clients’ deposits as cash held on behalf of our clients under the assets section in the consolidated balance sheets and recognized the corresponding accounts payable to the respective clients under the liabilities section.

Trading Receivables from and Payables to Clients, Brokers and Clearing Organizations

Trading receivables from and payables to clients include amounts due on brokerage transactions on a trade-date basis. Receivables from and payables to brokers and clearing organization include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities not delivered by us to the purchaser by the settlement date and cash deposits, as well as amounts payable for securities not received by us from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organizations for the clearing purpose is recognized in receivables from clearing organization.

We borrowed margin loan from executing brokers in the United States, with the benchmark interest rate plus premium differentiated depending on the trading volume, and immediately lent to margin financing clients. Margin loan borrowed is recognized in the payables to brokers.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. Under repurchase agreements, we receive cash from counterparties and provide securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, plus accrued interest, and our interest expense incurred is recorded as interest expenses on the consolidated statements of comprehensive (loss)/income.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require us to provide counterparties with collateral, which may be in the form of cash, or other securities. With respect to securities loaned, we receive collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the consolidated balance sheets. Securities lending fees received and paid by us are included in interest income and interest expense, respectively, in the consolidated statements of comprehensive (loss)/income.

Leases

On January 1, 2019, we adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that we currently classify as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a  modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2019. As a result, the consolidated balance sheet prior to January 1, 2019 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases. As permitted under ASC Topic 842, we adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2019 contained an embedded lease, (2) not to reassess the classification of existing leases,  (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components.

We review all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to us the right to control the use of an underlying asset for a period of time in exchange for consideration. If we determine that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, our secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using our secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as us and a duration similar to the lease term. Our leases have remaining terms of one to five years, and some of which include options to terminate the lease upon notice. We consider these options when determining the lease term used to calculate the right-of-use asset and the lease liability when we are reasonably certain we will exercise such option.

Our operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. We elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, we include the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in our consolidated statements of comprehensive (loss)/income.

All of our leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2019, the weighted-average remaining lease term on these leases is approximately four years and the weighted-average discount rate used to measure the lease liabilities is approximately 4.75%. Our lease agreements do not contain any residual value guarantees, restrictions or covenants.

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                  Level—1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•                  Level—2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•                  Level—3 - Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, receivables from and payables to clients, brokers and clearing organization, amounts due from and due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Loans and advances and accrued interest receivable are measured at amortized cost. Short-term borrowings and accrued interest payable are carried at amortized cost. The carrying amount of loans and advances, short-term borrowings, accrued interest receivable, accrued interest payable, and operating lease liabilities approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Available-for-sale financial securities are measured at fair value.

Our non-financial assets, such as property, equipment and computer software, would be measured at fair value only if they were determined to be impaired.

Revenue Recognition

Brokerage commission and handling charge income

Brokerage commission income earned for executing and/or clearing transactions are accrued on a trade-date basis. Handling and settlement fee income derived from services such as settlement services and subscription and dividend collection handling services are accrued on a trade-date basis.

Interest income

We earn interest income primarily in connection with our margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive (loss)/income. Interest income is recognized as it accrues using the effective interest method.

Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting income, IPO subscription service charge income, currency exchange service income from clients, income from market data service, client referral income from brokers and funds distribution service income from fund management companies, employee share option plan (“ESOP”) management service income, etc. Other income is recognized when the related services are rendered.

Incentives

We offer self-managed customer loyalty program points, which can be used in mobile app and website to redeem a variety of concessions or services, such as commission-deduction coupons and Level II A shares securities market data card. Clients have a variety of ways to obtain the points. The major accounting policy for the points program is described as follows:

Sales contracts related scenarios

The sales contracts related scenarios include client entering into the first Hong Kong stock brokerage transaction, first U.S. stock brokerage transaction, IPO stock brokerage transactions, and currency exchange services. We conclude the points offered linked to the purchase transaction of these scenarios are a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales. We determine the value of each point based on fair value of the concessions and services that can be redeemed with points. We also estimate the probability of the points redemption when performing the allocation. Since there is no lapse requirement of the points and no historical forfeiture has been observed, coupled with the fact that most services can be redeemed without requiring a significant amount of points comparing with the amount of points provided to users, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. We will apply and update the estimated redemption rate and the estimated value of each point at each reporting period. The amount allocated to the points as separate performance obligation is recorded as contract liabilities and revenues should be recognized when future concessions or services are transferred.

In 2017, 2018 and 2019, the revenue portion allocated to the points as separate performance obligation were HK$2.0 million, HK$1.9 million and HK$1.1 million (US$141.2 thousand), respectively, which is recorded as contract liability. In December 2017, 2018 and 2019, the total points recorded as a reduction of revenues were HK$330.1 thousand, HK$275.0 thousand and HK$187.0 thousand (US$24.0 thousand), respectively. As of December 31, 2018 and 2019, contract liabilities recorded related to unredeemed points were HK$3.0 million and HK$2.1 million (US$269.6 thousand), respectively.

Other scenarios

Clients or users of our mobile applications can also obtain points through other ways such as logging into the mobile applications, opening a trade account and inviting friends. We believe these points are to encourage user engagement and generate market awareness. As a result, we account for such points as selling and marketing expenses with a corresponding liability recorded under accrued expenses and other liabilities of our consolidated balance sheets upon the offering of these points. We estimate liabilities under the customer loyalty program based on cost of the concessions or services that can be redeemed with the assumption of full redemption. At the time of redemption, we record a reduction of accrued expenses and other liabilities.

In December 2017, 2018 and 2019, the total points recorded as selling and marketing expenses were HK$197.7 thousand, HK$220.0 thousand and HK$1.6 million (US$205.4 thousand), respectively. As of December 31, 2018 and 2019, liabilities recorded related to unredeemed points in other scenarios were HK$485.0 thousand and HK$3.5 million (US$449.3 thousand), respectively.

Share-Based Compensation

All share-based awards to employees and directors, such as stock options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

We use the fair value of each of our ordinary shares on the grant date to estimate the fair value of stock options.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest.

Share-based compensation was recognized in operating expenses for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Selling and marketing expenses	161	104	538	69
Research and development expenses	8,854	9,223	12,055	1,548
General and administrative expenses	754	1,113	3,374	433
Total share-based compensation expenses	9,769	10,440	15,967	2,050

Share Options

In December 2018, our board of directors approved the Amended and Restated 2014 Share Incentive Plan, or the A&R 2014 Plan, with the purpose to provide an incentive for employees contributing to the success of our company. The A&R 2014 Plan has a term of ten years and will be effective until October 30, 2024. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under the A&R 2014 Plan is 135,032,132 shares. Option awards are granted with an exercise price determined by our board of directors. Those option awards generally vest over a period of four or five years and expire in ten years.

In 2017, 2018 and 2019, we granted 217,455, 9,625,690 and 9,791,200 share options to employees pursuant to the A&R 2014 Plan.

A summary of the share option activity under our A&R 2014 and 2019 Plan in 2017, 2018 and 2019 is included in the table below.

	Options granted share Number	Weighted average exercise price (US$)
Outstanding at December 31, 2016	111,407,320	0.0168
Granted	217,455	0.9188
Outstanding at December 31, 2017	111,624,775	0.0186
Granted	9,625,690	1.1065
Cancelled/forfeited	(42,627)	0.2000
Outstanding at December 31, 2018	121,207,838	0.1049
Exercised	(106,295,232)	0.0126
Granted	9,791,200	0.6500
Cancelled/forfeited	(985,180)	0.8402
Outstanding at December 31, 2019	23,718,626	0.5161

106,295,232 options were exercised for the year ended December 31, 2019, while no options were exercised for the years ended December 31, 2017 and 2018.

On December 30, 2019, we modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3 million (US$0.4 million) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

The following tables summarize information regarding the share options outstanding as of December 31, 2019 and exercise prices and aggregate intrinsic value which have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2019
	Options number	Weighted-average exercise price per option	Weighted-average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$ (in thousands)
Options
Outstanding	23,718,626	0.5161	4.84	18,356
Exercisable	2,802,821	0.4061	4.84	2,459
Expected to vest	20,915,805	0.5307	4.84	15,897

The weighted average grant date fair value of options granted in December 2017, 2018 and 2019 was US$0.0998, US$0.6010 and US$0.7345 per option post share split, respectively.

Foreign Currency Gains and Losses

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign currency gain or loss resulting from the settlement of such transactions and from re-measurement at period-end is recognized in “Others, net” in the consolidated statements of comprehensive (loss)/income.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	1,855,328	4,470,167	1,969,434	252,834
Net cash used in investing activities	(5,145)	(78,052)	(160,057)	(20,548)
Net cash generated from financing activities	2,155,846	35,690	1,151,622	147,845
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,625	7,457	(44,666)	(5,734)
Net increase in cash, cash equivalents and restricted cash	4,027,654	4,435,262	2,916,333	374,397
Cash, cash equivalents and restricted cash at beginning of the year	3,524,188	7,551,842	11,987,104	1,538,900
Cash, cash equivalents and restricted cash at end of the year	7,551,842	11,987,104	14,903,437	1,913,297

To date, we have financed our operating and investing activities through net proceeds from our initial public offering and concurrent private placement, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of December 31, 2017, 2018 and 2019, respectively, our cash and cash equivalents were HK$375.3 million, HK$215.6 million and HK$362.6 million (US$46.5 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. In the future, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2019, our cash and cash equivalents were HK$362.6 million (US$46.5 million), out of which HK$219.7 million (US$28.2 million) was held in U.S. dollars, HK$96.2 million (US$12.4 million) was held in Hong Kong dollars, and HK$46.7 million (US$6.0 million) was held in Renminbi. As of December 31, 2019, 1.39% of our cash and cash equivalents were held in China, and 0.40% were held by our VIE. Although we consolidate the results of our VIE and its subsidiary, we only have access to the assets or earnings of our VIE and their subsidiary through our contractual arrangements with our VIE and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries”.

We expect that a limited portion of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Regulatory capital requirements

Our broker-dealer subsidiaries, Futu Securities, Futu Inc. and Futu clearing Inc., are subject to capital requirements determined by its respective regulators. Futu Securities, our subsidiary located in Hong Kong, is subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, and Futu Securities is required to maintain minimum paid-up share capital and liquid capital. Futu Inc. and Futu clearing Inc., our subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital.

The tables below summaries the net capital, the requirement and the excess capital for our broker-dealer subsidiaries as of December 31, 2019:

	As of December 31, 2019
	Net Capital/ Eligible Equity	Requirement	Excess
	(HK$ in thousands)
Futu Securities	1,469,200	235,481	1,233,719
Futu Inc.	15,832	1,947	13,885
Futu Clearing Inc.	72,908	1,947	70,961
Total	1,557,940	239,375	1,318,565

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2018 and 2019, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

Operating activities

Net cash generated from operating activities in 2019 was HK$2.0 billion (US$252.8 million), as compared to net income of HK$165.7 million (US$21.3 million) in the same year. The difference was primarily due to net increase of HK$3.7 billion (US$474.7 million) in accounts payable to clients and brokers, partially offset by net increase of HK$927.3 million (US$119.0 million) in accounts receivable from clients and brokers and net increase of HK$1,101.8 million (US$141.4 million) in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2019 were HK$16.0 million (US$2.1 million) in share-based compensation expenses and HK$16.5 million (US$2.1 million) in depreciation and amortization.

Net cash generated from operating activities in 2018 was HK$4.5 billion, as compared to net income of HK$138.5 million in the same year. The difference was primarily due to net increase of HK$5.0 billion in accounts payable to clients and brokers, partially offset by net increase of HK$221.1 million in accounts receivable from clients and brokers and net increase of HK$178.9 million in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2018 were HK$10.4 million in share-based compensation expenses and HK$8.3 million in depreciation and amortization.

Net cash generated from operating activities in 2017 was HK$1.9 billion, as compared to net loss of HK$8.1 million in the same year. The difference was primarily due to net increase of HK$4.1 billion in accounts payable to clients and brokers and net decrease of HK$477.4 million in accounts receivable from clients and brokers, partially offset by net increase of HK$2.8 billion in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2017 were HK$9.8 million in share-based compensation expenses and HK$4.3 million in depreciation and amortization.

Investing activities

Net cash used in investing activities in 2019 was HK$160.1 million (US$20.5 million), primarily due to the purchase of available-for-sale financial securities of HK$285.8 million (US$36.7 million) and the purchase of property, equipment and intangible assets of HK$118.3 million (US$15.2 million), partially offset by the proceeds from disposal of available-for-sale financial securities of HK$250.1 million (US$32.1 million).

Net cash used in investing activities in 2018 was HK$78.1 million, primarily due to the purchase of available-for-sale financial securities of HK$123.3 million and the purchase of property, equipment and intangible assets of HK$18.8 million, partially offset by the proceeds from disposal of available-for-sale financial securities of HK$63.9 million.

Net cash used in investing activities in 2017 was HK$5.1 million, primarily due to the purchase of property, equipment and intangible assets of HK$7.4 million, partially offset by net proceeds from disposal of available-for-sale financial securities of HK$2.2 million.

Financing activities

Net cash generated from financing activities in 2019 was HK$1,151.6 million (US$147.8 million), primarily attributable to proceeds of HK$6.8 billion (US$868.4 million) from short-term borrowings and proceeds of HK$1,259.3 million (US$161.7 million) from our initial public offering and concurrent private placement, partially offset by repayment of short-term borrowings of HK$6.9 billion (US$882.4 million).

Net cash generated from financing activities in 2018 was HK$35.7 million, primarily attributable to proceeds of HK$6.1 billion from short-term borrowings, partially offset by repayment of short-term borrowings of HK$6.0 billion.

Net cash generated from financing activities in 2017 was HK$2.2 billion, primarily attributable to proceeds of HK$2.5 billion from short-term borrowings and proceeds of HK$620.6 million from issuance of Series C preferred shares and Series C-1 preferred shares, partially offset by repayment of short-term borrowings of HK$983.0 million.

Capital expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$7.4 million in 2017, HK$18.8 million in 2018, and HK$118.3 million (US$15.2 million) in 2019. The increase in capital expenditures in 2019 were primarily due to the purchase of private cloud equipment to enhance our infrastructure. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Futu Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong and the PRC, our VIE and its subsidiary in China. As a result, Futu Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in Hong Kong and the PRC. If our existing Hong Kong and PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.            Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.            Off-Balance Sheet Arrangements

We enter into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the securities lending and borrowing agreements with our clients and other business parties. Additionally, we enter into guarantees and other similar arrangements in the ordinary course of business.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	2024
	(in HK$ thousands)
Operating lease commitments(1)	188,382	56,714	46,968	44,354	40,346	—
Total	188,382	56,714	46,968	44,354	40,346	—

Note:

(1)         Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through November 30, 2023.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

Short-term borrowings

	As of December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Borrowings from:
Banks(1)	1,142,448	1,176,251	1,467,586	188,408
Related parties(2)	400,000	—	—	—
Third party(3)	—	400,000	—	—
Total	1,542,448	1,576,251	1,467,586	188,408

Notes:

(1)         We have unused borrowing facilities of HK$1,373.3 million, HK$4,190.8 million and HK$3,326.6 million (US$427.1 million) from banks as of December 31, 2017, 2018 and 2019, respectively. These facilities are uncommitted and could be withdrawn upon the request of us. As of December 31, 2017, 2018 and 2019, we had an outstanding borrowing balance of HK$1,142.4 million, HK$1,176.3 million and HK$1,467.6 million (US$188.4 million), respectively. These unused facilities were  pledged by margin clients’ shares as the primary source of credit risk mitigation of the lender, and bear floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, or HIBOR, CHN HIBOR, etc.

(2)         We have unused facilities of HK$300.0 million, nil and nil from a related party as of December 31, 2017, 2018 and 2019, respectively. These facilities are uncommitted and could be withdrawn upon the request of us. As of December 31, 2017, 2018 and 2019, we had an outstanding borrowing balance of HK$400.0 million, nil, and nil, respectively. These unused facilities were guaranteed by Mr. Leaf Hua Li and Futu Holdings Limited, and bear fixed interest rates which range from 4.0% to 7.2% per annum.

(3)         We have an unused facility of HK$1,100.0 million from a third party as of December 31, 2018. This facility is uncommitted and could be withdrawn upon the request of us. As of December 31, 2019, the Group had no outstanding borrowing balance under this facility.

We have entered into short-term borrowings primarily to support our margin financing business in Hong Kong. Our short-term borrowings bear weighted average interest rates of 3.18%, 4.46% and 4.29% as of December 31, 2017, 2018 and 2019, respectively.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.            Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.           Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leaf Hua Li	43	Founder, Chairman of the Board of Directors and Chief Executive Officer
Ppchen Weihua Chen	40	Chief Technology Officer
Arthur Yu Chen	44	Chief Financial Officer
Nineway Jie Zhang	45	Director
Shan Lu	45	Director
Eric Chi Zhang	44	Director
Vic Haixiang Li	47	Independent Director
Brenda Pui Man Tam	49	Independent Director
Robin Li Xu	37	Senior Vice President

Mr. Leaf Hua Li is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Li has rich experience and expertise in the technology and internet sectors in China. Before founding our company, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. Mr. Li joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and key research and development participant of Tencent QQ. Mr. Li was also the founder of Tencent Video and led the product design and development of Tencent Video. Mr. Li invented 23 international and domestic patents while working at Tencent. In 2008, Mr. Li was presented the “Innovative Talent Award” by the municipal government of Shenzhen, Guangdong. Mr. Li received his bachelor’s degree in computer science and technology from Hunan University in 2000.

Mr. Ppchen Weihua Chen has served as our chief technology officer since July 2015. Prior to joining our company, Mr. Chen was a senior technology expert at Tencent, where he served as the head of Tencent QQ’s back-end services from 2003 to 2013 and was in charge of the security, maintenance and big data areas of Tencent’s Weixin from 2013 to 2015. Mr. Chen invented 34 international and domestic patents while working at Tencent. Mr. Chen received his bachelor’s degree in science from Shenyang University of Technology in 2001.

Mr. Arthur Yu Chen has served as our chief financial officer since September 2017. Prior to joining our company, Mr. Chen served as a director at Citigroup Global Markets Asia Limited from 2009 to 2016 in its equity business. Mr. Chen also served as a vice president at China International Capital Corporation from 2005 to 2009. Mr. Chen received his bachelor’s degree in economics from Shanghai University of Finance & Economics in 1998 and his master’s degree in business administration from China Europe International Business School in 2005.

Mr. Nineway Jie Zhang has served as our director since October 2014. Mr. Zhang has been working in internet securities trading business since 1997. Prior to joining our company, from 2002 to 2013, Mr. Zhang served as the head of the online trading center of the headquarters of Shenzhen of China Galaxy Securities Co., Ltd. (HKEx: 6881) in Beijing in charge of business development and the head of the online retail trading business of its Shenzhen branch. Mr. Zhang also served as the manager of its online transaction business at Essence Securities (previously known as Guangdong Securities) from 2000 to 2002 and served in various roles at several internet-based companies prior to that. Mr. Zhang received an associate’s degree in marketing from Nanjing University of Science and Technology in 1994, a master’s degree in business administration from South China University of Technology in 2009 and an executive master’s degree in business administration from Cheung Kong Graduate School of Business in 2013.

Mr. Shan Lu has served as our director since October 2014. Mr. Lu currently serves as the senior executive vice president of Tencent and the president of Technology and Engineering Group. Prior to joining Tencent in 2000, Mr. Lu served as a research and development engineer for Shenzhen Liming Network Systems from 1998 to 2000. Mr. Lu also serves on the board of China United Network Communications Group Co., Ltd. (SHA: 600050). Mr. Lu received his bachelor’s degree in computer science from the University of Science and Technology of China in 1998.

Mr. Eric Chi Zhang has served as our director since August 2019. Mr. Zhang joined General Atlantic in 2016 and is a Managing Director at General Atlantic. Mr. Zhang heads the Firm’s business in China. He serves on the boards of Kaiyuan, Bytedance, Xiabu Xiabu and Ocean Link. Mr. Zhang also serves on the Investment Committee of Ocean Voyage. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He is currently an independent director and a member of the nominating and corporate governance committee of the board of directors of 58.com Inc. (NYSE: WUBA) and has previously served on the boards of a number of other companies. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partner — RMB Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

Mr. Vic Haixiang Li has served as our independent director since March 2019. Mr. Li is the founder and managing partner of Virtus Inspire, and is also a co-founder of Tencent. Mr. Li left Tencent in 2012. He focuses on investments in technology, media and telecommunications as well as medical technology companies in China, the United States, Europe and Israel. Before founding Virtus Inspire, Mr. Li was in charge of Tencent’s online search business from 2010 to 2012 and served as the senior executive vice president of Tencent from 1999. Mr. Li was recognized as “China Top CIO” by the CEO and CIO magazine in 2008. Mr. Li received his bachelor’s degree in computer software from South China University of Technology in 1994 and his master’s degree in business administration from China Europe International Business School in 2017.

Ms. Brenda Pui Man Tam has served as our independent director since March 2019. Ms. Tam served as a partner at the Beijing office of PricewaterhouseCoopers China and PricewaterhouseCoopers Hong Kong from 2007 to 2016 and a senior manager at the Beijing office of PricewaterhouseCoopers China from 2006 to 2007. Prior to that, Ms. Tam served as an audit experienced manager and an audit senior manager at the San Jose office of PricewaterhouseCoopers LLP from 2000 to 2006. Ms. Tam also served in multiple audit positions at PricewaterhouseCoopers Hong Kong from 1995 to 2000 and at Ernst & Young Hong Kong from 1992 to 1995. Ms. Tam received her bachelor’s degree in accountancy from City University of Hong Kong in 1992. Ms. Tam is qualified as a certified public accountant (inactive) in the United States (California), a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in the United Kingdom.

Mr. Robin Li Xu has served as a senior vice president of our Company since September 2019 and is responsible for product development, operations, marketing and business growth. Prior to that, Mr. Xu served as our vice president from August 2013 to September 2019. Mr. Xu has over ten years of experience in the internet industry including seven years at Tencent where he was a senior product manager responsible for online payment product development and operations for Tenpay. Mr. Xu received his bachelor’s degree in science from Heilongjiang University in 2006.

B.            Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of HK$11.2 million (US$1.4 million) in cash to our executive officers and directors, and an aggregate of HK$0.35 million (US$0.045 million) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Amended and Restated 2014 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Amended and Restated 2014 Share Incentive Plan

In December 2018, our board of directors approved the Amended and Restated 2014 Share Incentive Plan, or the A&R 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the A&R 2014 Plan is 135,032,132 ordinary shares, subject to amendment. As of February 29, 2020, awards to purchase 25,100,706 ordinary shares under the A&R 2014 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

Types of awards. The 2014 Plan permits the awards of options approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members appointed by our board of directors or another committee within its delegated authority by our board of directors will administer the A&R 2014 Plan. Subject to the terms of the A&R 2014 Plan and in the case of the committee, the specific duties delegated by our board of directors to the committee, the plan administrator has the authority to determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award, among others.

Award agreement. Awards granted under the A&R 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to, among others, our officers, employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the A&R 2014 Plan, such as transfers by will or the laws of descent and distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Termination and amendment of the A&R 2014 Plan. Unless terminated earlier, the A&R 2014 Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the plan. No amendment, suspension or termination of the A&R 2014 Plan or amendment of any outstanding award granted pursuant to the A&R 2014 Plan may affect, in any manner materially adverse to the participant, any rights or benefits of the participant or the obligation of the company under the applicable awards previously granted pursuant to the A&R 2014 Plan unless agreed by the participant in writing.

The following table summarizes, as of February 29, 2020, the options granted under the A&R 2014 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ppchen Weihua Chen	14,737,220	Nominal	July 1, 2015	October 30, 2024
Nineway Jie Zhang	*	Nominal	November 1, 2014	October 30, 2024
Robin Li Xu	*	Nominal	November 1, 2014	October 30, 2024
Arthur Yu Chen	*	Nominal	November 8, 2018	October 30, 2024
Total	131,395,938

*                                         Less than 1% of our total outstanding ordinary shares.

2019 Share Incentive Plan

In December 2018, our board of directors approved the 2019 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Share Incentive Plan, or the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by our board, plus an annual increase on each September 30 during the term of the 2019 Plan commencing on September 30, 2020, by an amount determined by our board; provided, however, that (i) the total number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of the 2019 Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29 immediately preceding the most recent increase. As of the date of this annual report, no ordinary shares under the 2019 Plan has been granted and outstanding.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units, or any other type of awards that the committee decides.

Plan Administration. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2019 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

Equity Incentive Trust

FUTU First Trust was established under a deed of declaration by Vistra Trust (Singapore) Pte. Limited, or Vistra Trust, as trustee, dated November 30, 2018. Through FUTU First Trust, our Class A ordinary shares and other rights and interests under awards granted pursuant to our A&R 2014 Plan may be provided to certain grant recipients. As of the date of this annual report, some of our grantees under the A&R 2014 Plan, all of which are our employees, participated in the FUTU First Trust.

Participants in FUTU First Trust transfer their equity awards to Vistra Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Vistra Trust will exercise the equity awards and transfer the relevant Class A ordinary shares and other rights and interest under the equity awards to the underlying grant participants upon the written direction of the trust administrator. The deed provides that Vistra Trust shall not exercise the voting rights attached to such Class A ordinary shares unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Brenda Pui Man Tam and Mr. Vic Haixiang Li. Ms. Brenda Pui Man Tam is the chairperson of our audit committee. We have determined that Ms. Brenda Pui Man Tam and Mr. Vic Haixiang Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Brenda Pui Man Tam qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Leaf Hua Li. Mr. Vic Haixiang Li is the chairman of our compensation committee. We have determined that Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Leaf Hua Li, Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam. Mr. Leaf Hua Li is the chairman of our nominating and corporate governance committee. Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person could exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from the our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated.

Our officers are elected by and serve at the discretion of our board of directors.

D.                                    Employees

As of December 31, 2019, we had a total of 847 employees. Among these employees, 768 employees were located in China, 66 employees were located in Hong Kong and 13 employees were located in the United States. Our employees who handle our online brokerage business are all based in Hong Kong. We had a total of 585 and 347 employees as of December 31, 2018 and 2017, respectively.

The following tables sets forth the number of our employees as of December 31, 2019 by function:

	As of December 31, 2019
	Number	%
Functions:
Research and development	623	74%
Customer services and operations	63	7%
General and administration	85	10%
Marketing	76	9%
Total	847	100%

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in China. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also provide low-interest loans to qualified employees as an incentive of their performance and loyalty. We also have a systematic performance evaluation system which provides the basis for human resource decisions such as remuneration adjustments, career promotion and talent cultivation.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 459,090,941 Class A ordinary shares and 544,552,051 Class B ordinary shares outstanding as of February 29, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Leaf Hua Li(1)	—	403,750,000	40.2%	71.1%
Ppchen Weihua Chen(2)	14,737,220	—	1.5%	0.1%
Arthur Yu Chen(3)	*	*	*	*
Nineway Jie Zhang	*	*	*	*
Shan Lu(4)	—	—	—	—
Eric Chi Zhang(5)	—	—	—	—
Robin Li Xu	*	*	*	*
Vic Haixiang Li(6)	—	—	—	—
Brenda Pui Man Tam(7)	—	—	—	—
All Directors and Executive Officers as a Group	26,513,220	403,750,000	42.9%	71.4%
Principal Shareholders:
Entities affiliated with Leaf Hua Li(1)	—	403,750,000	40.2%	71.1%
Entities affiliated with Tencent(8)	163,019,097	140,802,051	30.3%	26.2%

*                                         Less than 1% of our total outstanding ordinary shares.

**                                  Except as indicated otherwise below, the business address of our directors and executive officers is 28/F, Unit 1, Building D, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China.

***                           For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to twenty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Notes:

(1)         Represents 302,812,500 Class B ordinary shares held by Lera Ultimate Limited, a BVI business company, and 100,937,500 Class B ordinary shares held by Lera Infinity Limited, a BVI business company, as reported on the Schedule 13G filed by Mr Li, among others, on February 14, 2020. Lera Ultimate Limited is ultimately owned by Lera Direction Trust and Lera Infinity Limited is ultimately owned by Lera Target Trust. Mr. Leaf Hua Li is the settlor and sole beneficiary of both Lera Direction Trust and Lera Target Trust. Under the terms of these two trusts, Mr. Li has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our company. The registered address of each of Lera Ultimate Limited and Lera Infinity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)         Represents 14,737,220 Class A ordinary shares held by Remarkable Movement Limited, a BVI business company. Remarkable Movement Limited is ultimately owned by PPchen Family Trust. Mr. Chen is the settlor of PPchen Family Trust. Mr. Chen and his family are the beneficiaries of PPchen Family Trust. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the options held by Remarkable Movement Limited in our company. The registered address of Remarkable Movement Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)         The business address of Mr. Arthur Yu Chen is 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China.

(4)         The business address of Mr. Shan Lu is Building A, No.12, Shenzhenwan Science and Technology Ecological Garden, Yuehai Subdistrict, Nanshan District, Shenzhen, People’s Republic of China.

(5)         The business address of Mr. Eric Chi Zhang is Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong.

(6)         The business address of Mr. Vic Haixiang Li is Suite 7013, 70/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong S.A.R., People’s Republic of China.

(7)         The business address of Ms. Brenda Pui Man Tam is 65 Dot Ave, Campbell, CA, 95008, the United States of America.

(8)         Represents (i) 28,840,949 Class A ordinary shares and 140,802,051 Class B ordinary shares directly held by Qiantang River Investment Limited, a limited liability company incorporated in British Virgin Islands, (ii) 71,024,142 Class A ordinary shares directly held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong, (iii) 28,205,205 Class A ordinary shares directly held by TPP Follow-on I Holding A Limited, a limited liability company incorporated in the Cayman Islands, (iv) 29,615,465 Class A ordinary shares directly held by TPP Opportunity I Holding A Limited, a limited liability company incorporated in the Cayman Islands, and (v) 5,333,336 Class A ordinary shares represented by 666,667 ADSs held of record by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, as reported on Schedule 13G filed by Qiangtang River Investment Limited, among others, on February 10, 2020. Qiantang River Investment Limited, Image Frame Investment (HK) Limited, TPP Follow-on I Holding A Limited and TPP Opportunity I Holding A Limited are investing entities either directly or beneficially owned by, and Tencent Mobility Limited is a wholly-owned subsidiary of Tencent Holdings Limited, and they are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Qiantang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding A Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of TPP Opportunity I Holding A Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of February 29, 2020, a total of 128,166,096 Class A ordinary shares are held by one record holder in the United States, representing approximately 12.8% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions and Strategic Cooperation with Tencent

Transactions with Tencent. Tencent has been a principal shareholder of us since October 2014. We purchased cloud services and SMS channel services from Tencent in the amount of HK$8.8 million, HK$15.9 million and HK$58.5 million (US$7.5 million) in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had amounts due to Tencent of HK$14.7 million, HK$8.6 million and HK$33.6 million (US$4.3 million), respectively.

Strategic Cooperation Framework Agreement. We work with our strategic investor, Tencent, across a number of cooperation areas in a mutually beneficial relationship. Our collaboration is in part driven by our shared values of technological excellence and innovation. Collaborating with Tencent creates meaningful advantages to us. In December 2018, Shenzhen Futu, one of our operating entities in China, entered into a strategic cooperation framework agreement with Shenzhen Tencent Computer System Co., Ltd. (深圳市腾讯计算器系统有限公司), a subsidiary of Tencent. Pursuant to the strategic cooperation framework agreement, subject to further definitive agreements to be entered into between the parties, and to the extent in compliance with applicable laws and regulations, Tencent agreed to cooperate with us in traffic, content and cloud areas through Tencent’s online platform. In addition, to the extent permitted by the applicable laws and regulations, we and Tencent agreed to further explore and pursue additional opportunities for potential cooperation in the area of fintech-related products and services to expand both parties’ international operations. Tencent also agreed to cooperate with us in the areas of ESOP services, administration, talent recruiting and training. The strategic cooperation framework agreement has a term of three years unless Tencent ultimately holds less than 15% of our outstanding shares (including through convertible notes and/or other convertible rights that can be converted into ours shares), in which case the agreement will be terminated. After the expiration of the agreement, if both parties intend to continue the cooperation under the agreement, a separate written agreement will be executed upon negotiation of the parties. The agreement is governed by PRC law. For any dispute arising out of or relating to the agreement, the parties should first strive to resolve the dispute through amicable consultation. In case no settlement can be reached through consultation within thirty (30) days after either party has issued a notice to the other party on such dispute, either we or Tencent can bring the dispute to a Nanshan district court in Shenzhen, China for resolution.

Transactions with a Director and an Executive Officer

We provide brokerage services to our directors and officers and their spouses. Revenue earned from such services amounted to HK$3.0 million, HK$6.8 million and HK$2.2 million (US$0.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Cash deposited by our directors and their spouses for trading purpose were recorded as payables to clients in our consolidated balance sheets as of December 31, 2018 and 2019 and amounted to HK$308.1 million and HK$19.6 million (US$2.5 million), respectively.

Shareholders Agreement

We entered into a second amended and restated shareholders agreement on May 22, 2017 with our shareholders, which consist of holders of our ordinary shares and preferred shares. Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our second amended and restated shareholders agreement terminated upon consummation of our initial public offering.

Registration Rights

Our registrable securities will include (i) the ordinary shares issued or issuable upon conversion of the preferred shares, (ii) any ordinary shares we issued or issuable as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, and (iii) any ordinary shares owned or hereafter acquired by the holders of Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C preferred shares and Series C-1 preferred shares.

We have entered into a subscription agreement with General Atlantic Singapore FT Pte. Ltd. in connection with the Concurrent Private Placement, pursuant to which we have granted the investor registration rights on terms and conditions equivalent to and on a pari passu basis as holders of the abovementioned registrable securities.

Demand Registration Rights

Registration other than on Form F-3 or Form S-3. At any time or from time to time after the earlier of (i) May 27, 2023 or (ii) the date that is six (6) months after the closing of the IPO, holder(s) holding ten percent (10%) or more of the voting power of the then outstanding registrable securities held by all holders may request in writing that we effect a registration of the registrable securities. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all other holders and as soon as practicable, use its best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) business days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We shall be obligated to effect no more than three (3) registrations that have been declared and ordered effective; provided that if the sale of all of the registrable securities sought to be included is not consummated, such registration shall not be deemed to constitute one of the registration rights.

Registration on Form F-3 or Form S-3. If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), holder(s) holding ten percent (10%) or more of the voting power of the then outstanding registrable securities held by all holders has the right to request us to file, in any jurisdiction in which we have had a registered underwritten public offering, a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States). Upon receipt of such a request, we shall (i) promptly give written notice of the proposed registration to all other holders and (ii) as soon as practicable, use its best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) business days after our delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction.

Piggyback Registration Rights

If we propose to register any of our securities for a public offering of such securities, or for the account of any holder (other than a holder) of equity securities any of such holder’s equity securities (except for exempt registration), we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen (15) business days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations.

Expenses of Registration

We will pay all expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights (which will be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), incurred in connection with registrations, filings or qualifications pursuant to the registration rights, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees charged by depository banks, transfer agents, and share registrars, fees and disbursements of counsel for us and reasonable fees and disbursement of one counsel for all selling holders. However, we are not obligated to pay any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of the holders holding at least a majority of the voting power of the registrable securities requested to be registered by all the holder in such registration (in which case all participating holders will bear such expenses pro rata based upon the number of registrable securities that were to be thereby registered in the withdrawn registration).

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) the date that is five (5) years from the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-ins or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and disruptive to our business and operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong and China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing eight of our Class A ordinary shares, have been listed on Nasdaq since March 7, 2019. Our ADSs trade under the symbol “FUTU.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on Nasdaq since March 7, 2019 under the symbol “FUTU.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our current memorandum and articles of association, or Memorandum and Articles of Association, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares which are cast at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of one or more shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all outstanding and issued shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Board of Directors. Unless otherwise determined by us in a general meeting, the number of directors shall not be less than three (3) directors, the exact number of directors to be determined from time to time by the board of directors. We may appoint any person to be a director by ordinary resolution, and the board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

Notwithstanding anything in the Memorandum and Articles of Association , for as long as the Tencent Investors (as defined in the Memorandum and Articles of Association) together hold at least 91,671,323 shares of the Company (as may be adjusted by share splits, recapitalization, reorganization, consolidation or other similar transaction), the Tencent Investors shall have the right to appoint one (1) director to the board (“Tencent Director”) by sending a joint notice to the registered office of the Company. The Tencent Director may only be removed as directed or approved by both Tencent Investors, and any vacancies created by the resignation, removal or death of the Tencent Director shall be filled pursuant to the term described above. The term of the Tencent Director shall automatically end once the Tencent Investors together hold less than 91,671,323 shares of the Company (as may be adjusted by share splits, recapitalization, reorganization, consolidation or other similar transaction).

Transfer of Ordinary Shares. Subject to the restrictions set out in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form approved by our board, and shall be executed by or on behalf of the transferor, and if in respect of any nil or partly paid up share or if so required by our directors, shall also be executed by or on behalf of by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Market, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Document on Display.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would likely to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•                  an act which is illegal or ultra vires;

•                  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•                  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, the board shall convene an extraordinary general meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Appointment of Directors. We may appoint any person to be a director by ordinary resolution, and the board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

Notwithstanding anything in our Memorandum and Articles of Association, for as long as the Tencent Investors (as defined in our Memorandum and Articles of Association) together hold at least 91,671,323 shares of the Company (as may be adjusted by share splits, recapitalization, reorganization, consolidation or other similar transaction), the Tencent Investors shall have the right to appoint one (1) director to the board (“Tencent Director”) by sending a joint notice to the Company’s registered office of the Company. The Tencent Director may only be removed as directed or approved by both Tencent Investors, and any vacancies created by the resignation, removal or death of the Tencent Director shall be filled pursuant to the term described above. The term of the Tencent Director shall automatically end once the Tencent Investors together hold less than 91,671,323 shares of the Company (as may be adjusted by share splits, recapitalization, reorganization, consolidation or other similar transaction).

Each director whose term of office expires shall be eligible for re-election at a meeting of the Company’s shareholders or re-appointment by the board of directors.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors not appointed by the Tencent Investors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, we may only materially adversely vary the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law and our Memorandum and Articles of Association, our Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association that require our company to disclose shareholder ownership above any particular ownership threshold.

Directors’ Power to Issue Shares. Under our Memorandum and Articles of Association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

See “Exhibit 2.5 — Description of Securities” attached to this form 20-F for more descriptions of our securities.

C.            Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.            Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands as to tax concessions under the Tax Concessions Law (2018 Revision). In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary has undertaken with our company:

•                  that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•                  in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)                                     on or in respect of the shares, debentures or other obligations of our company; or

(ii)                                  by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of 20 years from February 20, 2019.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Futu Holdings Limited is not a PRC resident enterprise for PRC tax purposes. Futu Holdings Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Futu Holdings Limited meets all of the conditions above. Futu Holdings Limited is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Futu Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Futu Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Futu Holdings Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  individual retirement accounts or other tax-deferred accounts;

•                  persons liable for alternative minimum tax;

•                  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of the ADSs or our ordinary shares (by vote or value);

•                  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or our ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or our ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiary) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE (and its subsidiary) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (and its subsidiary) for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or our ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or our ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares and any of our subsidiaries, our VIE or the subsidiary of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiary of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, are traded on a qualified exchange or other market upon their listing on the Nasdaq Global Select Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or our ordinary shares if we are or become a PFIC.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-229094), as amended, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-229823) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.futuholdings.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.             Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Most of our revenues are denominated in Hong Kong dollar and a significant portion of our expenses are denominated in Renminbi. The value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is effectively denominated in Hong Kong dollars, while the ADSs will be traded in U.S. dollars.

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. Futu Securities is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in our earnings is included in “others, net” in the consolidated statements of comprehensive (loss)/income. At the same time, we are exposed to translational foreign currency risk since some of our major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2018 and 2019, we had RMB-denominated cash of HK$12.3 million (US$ 1.6 million) and HK$46.7 million (US$6.0 million) respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 and 2019 would result in a decrease of US$0.2 million and US$0.6 million, respectively, in our total assets as of December 31, 2018 and 2019, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 and 2019 would result in an increase of US$0.2 million and US$0.6 million, respectively, in our total assets as of December 31, 2018 and 2019.

Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by Securities and Futures Ordinance. These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

Our securities activities are transacted on either a cash or margin basis. Our credit risk is limited in that substantially all of the contracts entered into are settled directly at securities clearing houses.

In margin transactions, we extend credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fail to repay the loans upon IPO stock allotment. We monitor our clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fails to repay the loans. We monitor the collateral level of bridge loans in real time, and have the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

In connection with its clearing activities, Futu Hong Kong is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to us. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2017, 2018 and 2019, we did not have any material concentrations of credit risk outside the ordinary course of business.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2019 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$57.9 million (US$7.4 million) pre-tax income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$57.9 million (US$7.4 million) pre-tax loss, depending largely on the extent and timing of possible changes in floating rates.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.7%, 2.5% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

Item 12.         Description of Securities Other than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2019, we received US$1.78 million (after tax) reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS programs.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-229094) (the “F-1 Registration Statement”) in relation to our initial public offering, which was declared effective by the SEC on March 7, 2019. Our initial public offering closed in March 2019. Goldman Sachs (Asia) L.L.C., UBS Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 8,625,000 ADSs at an initial public offering price of US$12.00 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised from our initial public offering US$91.9 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was US$11.6 million, which included US$8.6 million in underwriting discounts and commissions for the initial public offering and US$3.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 7, 2019, the date that the Form F-1 was declared effective by the SEC, to December 31, 2019, US$91.9 million of the net proceeds received from our initial public offering were used for general corporate purposes, including research and development, working capital needs, and increased regulatory capital requirements of the HK SFC and regulatory authorities in other jurisdictions as a result of our business expansion. There is no material change in the use of proceeds as described in the F-1 Registration Statement. As of December 31, 2019, all net proceeds from our initial public offering have been applied.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified. We have also established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuing U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework.

However, as such remediation measures were not fully implemented as of December 31, 2019, management concluded that the previous identified material weakness still existed as of December 31, 2019. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Ms. Brenda Pui Man Tam, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.      Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.futuholdings.com/.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2018		2019
Audit fees(1)	US$	859,226	US$	716,580
All other fees(2)	US$	92,525	US$	366,262

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit.

(2)         “All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers are not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Item 16H.     Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The consolidated financial statements of Futu Holdings Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.         Exhibits

Exhibit Number	Description of Document

1.1

Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on February 19, 2019 (File No. 333-229094))

2.3

Deposit Agreement, among the Registrant, the depositary and holder and beneficial owners of the American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2019 (File No. 333- 233721))

2.4

Second Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated May 22, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

2.5*	Description of Securities

4.1

Amended and Restated 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.2

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2019 (File No. 333- 233721))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.4

Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.5

English translation of the second amended and restated shareholders’ voting rights proxy agreement among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu dated September 28, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.6

English translation of the second amended and restated business operation agreement among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu dated September 28, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.7

English translation of the executed form of the second amended and restated equity interest pledge agreement among Shensi Beijing, Shenzhen Futu and each of Shenzhen Futu’s shareholders, as currently in effect, and a schedule of all executed equity interest pledge agreement adopting the same form in respect of Shenzhen Futu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.8

English translation of the second amended and restated exclusive technology consulting and services agreement among Shensi Beijing, Shenzhen Futu dated September 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.9

English translation of the second amended and restated exclusive option agreement among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu dated September 28, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.10

English translation of the executed form of the spousal consent letters granted by the spouse of each individual shareholder of Shenzhen Futu, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.11

Subscription Agreement by and between the Registrant and General Atlantic Singapore FT Pte. Ltd., dated March 5, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on March 5, 2019 (File No. 333-229094))

8.1*	List of significant subsidiaries and consolidated affiliated entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

15.2*	Consent of CM Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS* XBRL Instance Document

101.SCH* XBRL Taxonomy Extension Schema Document

101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* XBRL Taxonomy Extension Labels Linkbase Document

101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

** Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Futu Holdings Limited

	By:	/s/ Leaf Hua Li
		Name:	Leaf Hua Li
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2020

FUTU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Futu Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Futu Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 27, 2020

We have served as the Company’s auditor since 2018.

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		215,617	362,574	46,547
Cash held on behalf of clients		11,771,487	14,540,863	1,866,750
Available-for-sale financial securities		59,348	93,773	12,039
Equity method investment	4	—	6,166	792
Loans and advances	6	3,086,904	4,188,689	537,742
Receivables:
Clients		120,256	247,017	31,712
Brokers		425,849	1,226,348	157,438
Clearing organization		175,955	304,080	39,038
Interest		49,427	16,892	2,169
Prepaid assets		8,810	12,470	1,601
Operating lease right-of-use assets	5	—	161,617	20,748
Other assets	9	149,279	239,435	30,739
Total assets		16,062,932	21,399,924	2,747,315

LIABILITIES
Amounts due to related parties	28(c)	8,591	33,628	4,317
Payables:
Clients		12,304,717	15,438,879	1,982,037
Brokers		920,871	1,484,243	190,547
Interest		2,405	519	67
Borrowings	10	1,576,251	1,467,586	188,408
Securities sold under agreements to repurchase		—	1,590	204
Operating lease liabilities	5	—	172,466	22,141
Accrued expenses and other liabilities	11	149,818	252,460	32,411
Total liabilities		14,962,653	18,851,371	2,420,132

Contingencies (Note 27)

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		HK$	HK$	US$
MEZZANINE EQUITY	13

Series A convertible redeemable preferred shares (US$0.00001 of par value per share; 125,000,000 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively.)		68,072	—	—
Series A-1 convertible redeemable preferred shares (US$0.00001 of par value per share; 23,437,500 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively.)		14,587	—	—
Series B convertible redeemable preferred shares (US$0.00001 of par value per share; 88,423,500 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively.)		282,627	—	—
Series C convertible redeemable preferred shares (US$0.00001 of par value per share; 128,844,812 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively.)		777,835	—	—
Series C-1 convertible redeemable preferred shares (US$0.00001 of par value per share; 12,225,282 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively.)		107,351	—	—
Total mezzanine equity		1,250,472	—	—

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		HK$	HK$	US$
SHAREHOLDERS’(DEFICIT)/EQUITY
Ordinary shares (US$0.00001 par value; 4,622,068,906 and nil shares authorized as of December 31, 2018 and 2019, respectively; 403,750,000 and nil shares issued and outstanding as of December 31, 2018 and 2019, respectively.)	12	31	—	—
Class A ordinary shares(US$0.00001 par value; nil and 48,700,000,000 shares authorized as of December 31, 2018 and 2019, respectively; nil and 459,090,941 shares issued and outstanding as of December 31, 2018 and 2019, respectively.)	12	—	36	5
Class B ordinary shares (US$0.00001 par value; nil and 800,000,000 shares authorized as of December 31, 2018 and 2019, respectively; nil and 544,552,051 shares issued and outstanding as of December 31, 2018 and 2019, respectively.)	12	—	42	5
Additional paid-in capital		—	2,536,182	325,594
Accumulated other comprehensive loss		(1,299)	(4,446)	(570)
(Accumulated deficit)/Retained earnings		(148,925)	16,739	2,149
Total shareholders’ (deficit)/equity		(150,193)	2,548,553	327,183
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		16,062,932	21,399,924	2,747,315

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for share and per share data)

		Year ended December 31,
	Note	2017	2018	2019	2019
		HK$	HK$	HK$	US$

Revenues
Brokerage commission and handling charge income	17	184,918	407,990	511,365	65,649
Interest income	18	105,872	360,585	464,903	59,684
Other income	19	20,873	42,768	85,287	10,949
Total revenues		311,663	811,343	1,061,555	136,282
Costs
Brokerage commission and handling charge expenses	22	(36,777)	(80,127)	(100,550)	(12,909)
Interest expenses	20	(19,879)	(95,624)	(89,238)	(11,456)
Processing and servicing costs	23	(52,446)	(73,843)	(91,916)	(11,800)
Total costs		(109,102)	(249,594)	(281,704)	(36,165)
Total gross profit		202,561	561,749	779,851	100,117

Operating expenses
Research and development expenses	21	(95,526)	(151,097)	(262,345)	(33,680)
Selling and marketing expenses	21	(41,446)	(98,062)	(164,701)	(21,144)
General and administrative expenses	21	(57,293)	(103,831)	(164,850)	(21,164)
Total operating expenses		(194,265)	(352,990)	(591,896)	(75,988)

Others, net		(4,918)	(7,959)	(9,462)	(1,215)

Income before income tax expenses		3,378	200,800	178,493	22,914

Income tax expenses	24	(11,480)	(62,288)	(12,286)	(1,577)
Net loss from equity method investments		—	—	(543)	(70)

Net (loss)/income		(8,102)	138,512	165,664	21,267

Preferred shares redemption value accretion		(47,715)	(66,998)	(12,309)	(1,580)
Income allocation to participating preferred shareholders		—	(34,576)	(10,196)	(1,309)
Net (loss)/income attributable to ordinary shareholder of the Company		(55,817)	36,938	143,159	18,378

Net (loss)/income		(8,102)	138,512	165,664	21,267
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment		3,366	754	(3,147)	(404)
Total comprehensive (loss)/income		(4,736)	139,266	162,517	20,863

Net (loss)/income per share attributable to ordinary shareholder of the Company	15
Basic		(0.14)	0.09	0.17	0.02
Diluted		(0.14)	0.07	0.16	0.02

Net (loss)/income per ADS
Basic				1.38	0.18
Diluted				1.25	0.16

Weighted average number of ordinary shares used in computing net (loss)/income per share	15
Basic		403,750,000	403,750,000	832,790,329	832,790,329
Diluted		403,750,000	511,536,122	917,897,426	917,897,426

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(In thousands, except for share and per share data)

		Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid in capital	Accumulated other comprehensive (loss)/income	(Accumulated deficit)/Retained earnings	Total equity
	Note	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
			HK$		HK$		HK$	HK$	HK$	HK$	HK$

As of January 1, 2017		403,750,000	31	—	—	—	—	2,500	(5,419)	(187,331)	(190,219)
Loss for the year		—	—	—	—	—	—	—	—	(8,102)	(8,102)
Share-based compensation	14	—	—	—	—	—	—	9,769	—	—	9,769
Preferred shares redemption value accretion		—	—	—	—	—	—	(12,269)	—	(35,446)	(47,715)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	3,366	—	3,366
Balance at December 31, 2017		403,750,000	31	—	—	—	—	—	(2,053)	(230,879)	(232,901)

As of January 1, 2018		403,750,000	31	—	—	—	—	—	(2,053)	(230,879)	(232,901)
Profit for the year		—	—	—	—	—	—	—	—	138,512	138,512
Share-based compensation	14	—	—	—	—	—	—	10,440	—	—	10,440
Preferred shares redemption value accretion		—	—	—	—	—	—	(10,440)	—	(56,558)	(66,998)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	754	—	754
Balance at December 31, 2018		403,750,000	31	—	—	—	—	—	(1,299)	(148,925)	(150,193)

As of January 1, 2019		403,750,000	31	—	—	—	—	—	(1,299)	(148,925)	(150,193)
Profit for the year		—	—	—	—	—	—	—	—	165,664	165,664
Share-based compensation	14	—	—	—	—	—	—	15,967	—	—	15,967
Preferred shares redemption value accretion		—	—	—	—	—	—	(12,309)	—	—	(12,309)
Conversion and redesignation of preferred shares into ordinary shares		—	—	237,129,043	19	140,802,051	11	1,262,751	—	—	1,262,781
Issuance of ordinary shares upon Initial Public Offering (“IPO”)		—	—	115,666,666	9	—	—	1,259,308	—	—	1,259,317
Redesignation of ordinary shares into Class B ordinary shares		(403,750,000)	(31)	—	—	403,750,000	31		—	—	—
Shares issued upon exercise of employee share options		—	—	106,295,232	8	—	—	10,465	—	—	10,473
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(3,147)	—	(3,147)
Balance at December 31, 2019		—	—	459,090,941	36	544,552,051	42	2,536,182	(4,446)	16,739	2,548,553

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,
	Note	2017	2018	2019	2019
		HK$	HK$	HK$	US$

Cash flows from operating activities
Net (loss)/income		(8,102)	138,512	165,664	21,267
Adjustments for:
Depreciation and amortization		4,300	8,327	16,547	2,124
Net loss from equity method investments		—	—	543	70
Foreign exchange losses/(gains)		(21,625)	(7,457)	7,539	968
Share-based compensation	14	9,769	10,440	15,967	2,050
Realized gain from available-for-sale financial securities		(12)	(83)	(707)	(91)
Deferred income tax expenses/(benefit)		5,194	15,507	(1,576)	(202)
Amortisation of right-of-use assets		—	—	49,553	8,313

Changes in operating assets:
Net (increase)/decrease in amounts due from related parties		(5,535)	6,541	—	—
Net increase in loans and advances		(2,781,804)	(178,937)	(1,101,785)	(141,447)
Net (increase)/decrease in accounts receivable from clients and brokers		477,360	(221,067)	(927,260)	(119,041)
Net increase in accounts receivable from clearing organization		(46,278)	(120,063)	(128,125)	(16,449)
Net (increase)/decrease in interest receivable		(5,971)	(42,386)	32,535	4,177
Net (increase)/decrease in prepaid assets		1,286	(5,164)	(3,660)	(470)
Net (increase)/decrease in other assets		(19,159)	(89,543)	20,860	2,678

Changes in operating liabilities:
Net increase/(decrease) in amounts due to related parties		8,208	(6,096)	25,037	3,214
Net increase in accounts payable to clients and brokers		4,131,287	4,955,073	3,697,534	474,688
Net increase/(decrease) in accounts payable to clearing organization		72,437	(82,878)	—	—
Net increase in payroll and welfare payable		22,838	17,121	33,990	4,364
Net increase/(decrease) in interest payable		(415)	339	(1,886)	(242)
Net increase in operating lease liabilities		—	—	(38,704)	(6,921)
Net increase in securities sold under agreements to repurchase		—	—	1,590	204
Net increase in other liabilities		11,550	71,981	105,778	13,580
Net cash generated from operating activities		1,855,328	4,470,167	1,969,434	252,834

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		Year Ended December 31,
	Note	2017	2018	2019	2019
		HK$	HK$	HK$	US$

Cash flows from investing activities
Proceeds from disposal of property and equipment and intangible assets		20	4	9	1
Purchase of property and equipment and intangible assets		(7,413)	(18,791)	(118,341)	(15,193)
Purchase of available-for-sale financial securities		—	(123,260)	(285,784)	(36,689)
Proceeds from disposal of available-for-sale financial securities		2,236	63,912	250,061	32,103
Realized gain received from available-for-sale financial securities		12	83	707	91
Acquisition of equity method investments		—	—	(6,709)	(861)
Net cash used in investing activities		(5,145)	(78,052)	(160,057)	(20,548)

Cash flows from financing activities
Proceeds from issuance of Series C preferred shares and Series C-1 preferred shares		620,625	—	—	—
Proceeds from borrowings		2,518,185	6,078,979	6,764,524	868,427
Repayment of borrowings		(982,964)	(6,043,289)	(6,873,188)	(882,377)
Proceeds from initial public offering, net of issurance costs		—	—	1,259,317	161,671
Proceeds from exercise of share options		—	—	969	124
Net cash generated from financing activities		2,155,846	35,690	1,151,622	147,845

Effect of exchange rate changes on cash, cash equivalents and restricted cash		21,625	7,457	(44,666)	(5,734)

Net increase in cash, cash equivalents and restricted cash		4,027,654	4,435,262	2,916,333	374,397
Cash, cash equivalents and restricted cash at beginning of the year		3,524,188	7,551,842	11,987,104	1,538,900

Cash, cash equivalents and restricted cash at end of the year		7,551,842	11,987,104	14,903,437	1,913,297

Cash, cash equivalents and restricted cash
Cash and cash equivalents		375,263	215,617	362,574	46,547
Cash held on behalf of clients		7,176,579	11,771,487	14,540,863	1,866,750
Cash, cash equivalents and restricted cash at end of the year		7,551,842	11,987,104	14,903,437	1,913,297

Non-cash financing activities
Accretion to preferred shares redemption value		47,715	66,998	12,309	1,580
Issuance of Series C preferred shares from conversion of the convertible notes		32,345	—	—	—
Issuance of Series C preferred shares from repayment of short-term borrowings		153,896	—	—	—

Supplemental disclosure
Interest paid		(20,294)	(95,285)	(89,238)	(11,456)
Income tax paid		(8,693)	(18,734)	(15,117)	(1,941)
Cash paid for amounts include in operating lease liabilities		—	—	(50,629)	(6,500)

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                            ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

Futu Holdings Limited (the “Company”) is an investment holding company incorporated in the Cayman Islands with limited liability and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiary of the VIE (collectively referred to as the “Group”). The Group principally engages in online financial services including securities and derivative trades brokerage, margin financing and wealth management services based on independently developed software and websites like “Futu NiuNiu” mobile app. The Group also provides financial information and online community services, etc. The Company completed its IPO on March 8, 2019 on the Nasdaq Global Market. Each American Depositary Shares (“ADSs”) of the Company represents eight Class A ordinary shares.

As of December 31, 2019, the Company’s principal subsidiaries, consolidated VIE and subsidiary of VIE are as follows:

Subsidiaries	Date of Incorporation/ Establishment/	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities” or the “Operating Company”)	April 17, 2012	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15,2014	Beijing, PRC	100%	No substantial business
Futu Inc.	December 17, 2015	Delaware, USA	100%	Financial services

VIE
Shenzhen Futu Network Technology Co., Ltd.(1) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Subsidiary of the VIE
Beijing Futu Network Technology Co., Ltd.	April 4, 2014	Beijing, PRC	100%	No substantial business

Note:

(1)                       Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                            ORGANIZATION AND PRINCIPAL ACTIVITIES (Contiuned)

Initial Public Offering

On March 8, 2019, the Compangy completed its IPO on the Nasdaq Global Market. In the offering, 8,625,000 ADSs (including 1,125,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 69,000,000 Class A ordinary shares, were issued and sold to the public at a price of US$12 per ADS. Concurrently with the IPO, 46,666,666 Class A ordinary shares were issued and sold to General Atlantic Singapore FT Pte. Ltd. at a price per share equal to the IPO price per share (“Concurrent Private Placement”). The net proceeds to the Company from the IPO and Concurrent Private Placement, after deducting commissions and offering expenses, were approximately US$161.7 million (HK$1,259,317,000). Upon the completion of the IPO, all 377,931,094 issued and outstanding preferred shares were converted into ordinary shares immediately as of the same date.

In accordance to the written resolutions passed by the Board of Directors of the Company and its shareholders in December 2018, upon the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i) all of 403,750,000 original ordinary shares ultimately held by the Company’s founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li and 140,802,051 shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) held by Qiantang River Investment Limited into Class B ordinary shares; (ii) all of remaining ordinary shares (including 237,129,043 ordinary shares resulting from the conversion and re-designation of preferred shares) into Class A ordinary shares.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiary of the VIE for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and subsidiary of the VIE have been eliminated upon consolidation.

VIE Companies

1)                           Contractual Agreements with VIE

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Shen Si, and the VIE, Shenzhen Futu. Through the Contractual Agreements, the VIE is effectively controlled by the Company.

Shareholders’ Voting Rights Proxy Agreements.   Pursuant to the Shareholders’ Voting Rights Proxy Agreements, each shareholder of Shenzhen Futu irrevocably authorized Shen Si or any person(s) designated by Shen Si to exercise such shareholder’s rights in Shenzhen Futu, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting right permitted by the Articles of Association of Shenzhen Futu. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution until the expiration of the business term of Shen Si and can be renewed upon request by Shen Si.

Business Operation Agreement.   Pursuant to the Business Operation Agreement, Shenzhen Futu and its shareholders undertake that without Shen Si’s prior written consent, Shenzhen Futu shall not enter into any transactions that may have a material effect on Shenzhen Futu’s assets, business, personnel, obligations, rights or business operations. Shenzhen Futu and its shareholders shall elect directors nominated by Shen Si and such directors shall nominate officers designated by Shen Si. The business operation agreement will remain effective until the end of Shen Si’s business term, which will be extended if Shen Si’s business term is extended or as required by Shen Si.

Equity Interest Pledge Agreements.   Pursuant to the Equity Interest Pledge Agreements, each shareholder of Shenzhen Futu agrees that, during the term of the Equity Interest Pledge Agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Shen Si. The Equity Interest Pledge Agreements remain effective until the latter of the full payment of all secured debt under the equity interest pledge agreements and Shenzhen Futu and its shareholders discharge all their obligations under the contractual arrangements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

1)                           Contractual Agreements with VIE (Continued)

Exclusive Technology Consulting and Services Agreement.   Under the Exclusive Technology Consulting and Services Agreement between Shen Si and Shenzhen Futu, Shen Si has the exclusive right to provide Shenzhen Futu with technology consulting and services related to, among other things, technology research and development, technology application and implementation, maintenance of software and hardware. Without Shen Si’s written consent, Shenzhen Futu shall not accept any technology consulting and services covered by this agreement from any third party. Shenzhen Futu agrees to pay a service fee at an amount equivalent to all of its net profit to Shen Si. Unless otherwise terminated in accordance with the terms of this agreement or otherwise agreed with Shen Si, this agreement will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

Exclusive Option Agreement.   Pursuant to the Exclusive Option Agreement, each shareholder of Shenzhen Futu has irrevocably granted Shen Si an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in Shenzhen Futu. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of Shenzhen Futu undertakes that, without the prior written consent of Shen Si, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in Shenzhen Futu, (ii) transfer or otherwise dispose of his or her equity interests in Shenzhen Futu, (iii) change Shenzhen Futu’s registered capital, (iv) amend Shenzhen Futu’s articles of association, (v) liquidate or dissolve Shenzhen Futu, or (vi) distribute dividends to the shareholders of Shenshen Futu. In addition, Shenzhen Futu undertakes that, without the prior written consent of Shen Si, it will not, among other things, dispose of Shenzhen Futu’s material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets. Unless otherwise terminated by Shen Si, this agreement will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

2)                           Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE and its subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIE and its subsidiary:

	As of December 31,
	2018	2019
	(HK$ in thousands)

Total assets	57,213	68,480
Total liabilities	74,904	73,271

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Total operating revenue	50,020	68,888	65,681
Net income	18,458	21,262	8,807

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)                           Risks in relation to the VIE structure (Continued)

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Net cash (used in)/generated from operating activities	(4,613)	1,664	(2,502)
Net cash generated from investing activities	—	—	2,233
Net (decrease)/increase in cash and cash equivalents	(4,613)	1,664	(269)
Cash and cash equivalents at beginning of the year	4,699	86	1,750
Cash and cash equivalents at end of the year	86	1,750	1,481

Under the Contractual Agreements with the VIE, the Company has the power to direct activities of the VIE and VIE’s subsidiary, and can have assets transferred out of the VIE and VIE’s subsidiary. Therefore, the Company considers itself the ultimate primary beneficiary of the VIE and there is no asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiary, except for registered capital of the VIE and its subsidiary amounting to RMB10 million as of December 31, 2017, 2018 and 2019, respectively. Since the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. However, as the Company is conducting certain businesses through its VIE and VIE’s subsidiary, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and its respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE’s subsidiary in the consolidated financial statements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it will take effect on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.’’ Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the VIE and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the VIE and financial conditions of the Company will not be materially and adversely affected.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)                           Risks in relation to the VIE structure (Continued)

The Company’s ability to control the VIE also depends on the power of attorney Shen Si has to vote on all matters requiring shareholders’ approvals in the VIE. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•                                revoke the Group’s business and operating licenses;

•                                require the Group to discontinue or restrict its operations;

•                                restrict the Group’s right to collect revenues;

•                                block the Group’s websites;

•                                require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•                                impose additional conditions or requirements with which the Group may not be able to comply; or

•                                take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIE. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue, cost and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the estimation of selling and marketing expense from incentive program, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, assessment for impairment of loans and advances, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive (loss)/income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.7894, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on Behalf of Clients

The Group has classified the clients’ deposits as cash held on behalf of clients under the assets section in the consolidated balance sheets and recognized the corresponding accounts payables to the respective clients under the liabilities section.

Available-for-Sale Financial Securities

Available-for-sale financial securities include debt securities and are measured at fair value. Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ (deficit)/equity. Debt securities in this category are wealth management products with expected return rate or variable interest rate indexed to investment horizon, principal amounting to HK$59,348 thousand and HK$93,773 thousand as of December 31, 2018 and 2019, respectively. These wealth management products are issued by a commercial bank in China and the Group can redeem the units held upon request.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Available-for-Sale Financial Securities(Continued)

The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale debt securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair values. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statements of comprehensive (loss)/income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. As of December 31, 2018 and 2019, Group did not identify any sign for its available-for-sale debt securities to impair.

Equity method investment

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the consolidated statements of comprehensive (loss)/income of the period.

In January 2019, the Company invested in Zhixiang Technology (Shenzhen) Co., Ltd, a professional  stock incentive plan service company. The Company acquired 20% ordinary equity interest with a total consideration of HK$6,709 thousand. The Company exercises significant influence in Zhixiang Technology (Shenzhen) Co., Ltd and therefore accounts for this as a long-term investment using equity method.

Loans and advances

Loans and advances include margin loans and IPO loans extended to clients and other advances, collateralized by securities and are carried at the amortized cost, net of an allowance for doubtful accounts.

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, the Operating Company requires clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced. There were no outstanding IPO loan balances as of December 31, 2018 and 2019. The allowance for doubtful accounts for clients and related activity was immaterial for the period presented.

Other advances consist of bridge loans to enterprises which pledged unlisted or listed shares they hold as collateral. The allowance for doubtful accounts for clients and related activity was immaterial for the period presented.

Loans and advances are initially recorded net of directly attributable transaction costs and are measured at subsequent reporting dates at amortized cost. Finance charges, premiums payable on settlement or redemption and direct costs are accounted for on an accrual basis to the surplus or deficit using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trading Receivables from and Payables to Clients

Trading receivables from and payables to clients include amounts due on brokerage transactions on a trade-date basis.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from and Payables to Brokers and Clearing Organization

Receivables from and payables to brokers and clearing organization include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities or derivatives trades not delivered by the Operating Company to the purchaser by the settlement date and cash deposits, and amounts payable for securities or derivatives trades not received by the Operating Company from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organization for the clearing purpose is recognized in receivables from clearing organization.

The Operating Company borrowed margin loan from executing brokers in the United States, with the benchmark interest rate plus premium differentiated depending on the trading volume, and immediately lent to margin financing clients. Margin loan borrowed is recognized in the payables to brokers.

Interest Receivable and Payable

Interest receivable is calculated based on the contractual interest rate of bank deposit, loans and advances on an accrual basis, and is recorded as interest income as earned.

Interest payable is calculated based on the contractual interest rates of borrowings on an accrual basis.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Operating Company to provide counterparties with collateral, which may be in the form of cash, or other securities. With respect to securities loaned, the Operating Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Operating Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the consolidated balance sheets. Securities lending fees received and paid by the Operating Company are included in interest income and interest expense, respectively, in the consolidated statements of comprehensive (loss)/income.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. Under repurchase agreements, the Operating Company receives cash from counterparties and provides securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, plus accrued interest, and the interest expense incurred by the Operating Company is recorded as interest expenses on the consolidated statements of comprehensive (loss)/income.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

On January 1, 2019, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a  modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2019. As a result, the consolidated balance sheet prior to January 1, 2019 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases. As permitted under ASC Topic 842, the Group adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2019 contained an embedded lease, (2) not to reassess the classification of existing leases,  (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components.

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Group’s secured incremental borrowing rate,  which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. The Group’s leases have remaining terms of one to five years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s consolidated statements of comprehensive (loss)/income.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As a result of the adoption, the Group recognized approximately HK$22,312 of operating lease right-of-use assets and corresponding operating lease liabilities respectively on the consolidated balance sheets as of January 1, 2019. The adoption had no impact on the Group’s opening balance of retained earnings as of January 1, 2019. As of December 31, 2019, the weighted-average remaining lease term on these leases is approximately four years and the weighted-average discount rate used to measure the lease liabilities is approximately 4.75%. For the year ended December 31, 2019, right-of-use assets obtained under operating leases was HK$211,170 thousand. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Refundable Deposit

Refundable deposit is included in other assets in the consolidated balance sheets. As a clearing member firm of HKEx, the Group is also exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to the clearing organization in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Group is required to pay such assessments.

Property and Equipment, net

Property and equipment, which are included in other assets in the consolidated balance sheets are stated at historical cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

Category	Estimated useful lives	Residual rate

Computers equipment	3 - 5 years	5%
Furniture and fixtures	3 - 5 years	5%
Office equipment	3 - 5 years	5%
Vehicle	5 years	5%
Office building	30 years	5%

Expenditures for maintenance and repairs are expensed as incurred.

Intangible Assets

Intangible assets which are included in other assets in the consolidated balance sheets mainly consist of computer software and golf membership. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Category	Estimated useful lives
Computer software	5 years
Golf membership	10 years

Infinite-lived intangible assets mainly consist of the trading right and license. The Operating Company had hold a futures trading right as a clearing member firm of Hong Kong Exchanges and Clearing Limited (“HKEx”) in order to trade futures through the trading facilities of the Stock Exchange, and has recognized it as intangible assets. The Operating Company obtained an insurance broker license through auquiring a member of the HongKong Professional Insurance Brokers Association. The future trading right and insurance broker licence have an indefinite useful life and are carried at cost less accumulated impairment losses. The Group will not amortize the future trading right and insurance broker license until its useful life is determined to be finite.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 - Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, receivables from and payables to clients, brokers and clearing organization, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Loans and advances and accrued interest receivable, borrowings and accrued interest payable and operating lease liabilities are carried at amortized cost. The carrying amount of loans and advances, borrowings, accrued interest receivable, accrued interest payable and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Available-for-sale financial securities are measured at fair value.

The Group’s non-financial assets, such as operating lease right-of-use assets, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

Revenue Recognition

1)                           Brokerage commission and handling charge income

Brokerage commission income earned for executing and/or clearing transactions are accrued on a trade-date basis.

Handling charge income arise from the services such as settlement services, subscription and dividend collection handling services, etc., are accrued on a trade-date basis.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition(Continued)

2)                           Interest Income

The Group earns interest income primarily in connection with its margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive (loss)/income. Interest income is recognized as it accrued using the effective interest method.

3)                           Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting fee income, IPO subscription service charge income, currency exchange service income from clients, income from market data service, client referral income from brokers and funds distribution service income from fund management companies, employee share option plan (“ESOP”) management service income, etc.

Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futu NiuNiu app, as well as providing a lively, interactive community among their potential investors to exchange investment views, share trading experience and socialize with each other. Unearned enterprise public relations service income of which the Group had received the consideration is recorded as contract liabilities (deferred revenue).

IPO subscription service charge income is derived from provision of new share subscription services in relation to IPOs in the Hong Kong capital market.

Underwriting fee income is generated from investment banking business primarily by providing equity sub-underwriting to corporate issuers.

Funds distribution service income is charged to fund management companies for providing fund products distribution service to Futu’s individual clients. The Operating Company, as an intermediary would receive subscription fees from fund management companies as agreed in the service contracts.

Market information and data income are the amounts charged to Futu NiuNiu app users for market data service.

Currency exchange service income are the amounts charged to the Group’s paying clients for providing currency exchange service.

Client referral income from brokers is derived from referring clients to China A-share licensed brokers by embedding on the Group’s website or online platform a link which can lead clients to the account opening interface of these brokers.

ESOP management service income is derived from establishing and administrating the platforms for corporate clients’ ESOP. This includes all workflow and administration surrounding ESOP fulfillment, including employee communications, records management, data protection, users and administrators education, and other upgrading and customizing services on the ESOP platforms as agreed.

For enterprise public relations service charge income, funds distribution service income, market information and data income, client referral income from brokers and ESOP management service income, the service revenues are recognized ratably over the term of the service contracts.

For IPO subscription service charge income, underwriting fee income and currency exchange service income, the Group recognizes the revenues upon the time when the services are rendered to customers.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Incentives

The Group offers a self-managed client loyalty program points, which can be used in mobile app and website to redeem a variety of concessions or service, such as commission-deduction coupon, Level 2 A shares securities market data card and etc. Clients have a variety of ways to obtain the points. The major accounting policy for the points program is described as follows:

1)                           Sales contracts related scenarios

The sales contracts related scenarios include client entering into the first Hong Kong brokerage transaction, first US brokerage transaction, IPO stock brokerage transactions, and currency exchange services. The Group concludes the points offered linked to the purchase transaction of these scenarios is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales. The Group determines the value of each point based on fair value of the concessions and services that can be redeemed with points. The Group also estimates the probability of the points redemption when performing the allocation. Since there is no lapse requirement of the points and no historical of forfeitures observed, coupled with the fact that most services can be redeemed without requiring a significant amount of points comparing with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The Group will apply and update the estimated redeem rate and the estimated value of each point at each reporting period. The amount allocated to the points as separate performance obligation is recorded as contract liabilities (deferred revenue) and revenue should be recognized when future concessions or services are transferred.

For the years ended December 31, 2017, 2018 and 2019, the revenue portion allocated to the points as separate performance obligation were HK$2,042 thousand, HK$1,865 thousand and HK$1,059  thousand, respectively, which is recorded as contract liabilities (deferred revenue). For the years ended December 31, 2017, 2018 and 2019, the total points recorded as a reduction of revenue were HK$330 thousand, HK$275 thousand and HK$187 thousand, respectively. As of December 31, 2018 and 2019, contract liabilities recorded related to unredeemed points were HK$3,022 thousand and HK$2,126 thousand, respectively.

2)                           Other scenarios

Clients or the users of the mobile application can also obtain points through other ways such as log-ins to the mobile application, opening a trade account and inviting friends, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accrued expenses and other liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the client loyalty program based on cost of the concessions or services that can be redeemed, and its estimate of full redemption. At the time of redemption, the Group records a reduction of accrued expenses and other liabilities.

For the years ended December 31, 2017, 2018 and 2019, the total redeemed points recorded as selling and marketing expenses were HK$198 thousand, HK$220 thousand and HK$1,604 thousand, respectively. As of December 31, 2018 and 2019, liabilities recorded related to unredeemed points in other scenarios were HK$485 thousand and HK$3,518 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Brokerage Commission and Handling Charge Expenses

Commission expenses for executing and/or clearing transactions are accrued on a trade-date basis. The commission expenses are charged by executing brokers for securities and derivative trades in the United States stock and derivative markets as the Operating Company makes securities and derivative trades with these brokers as principal.

Handling and settlement fee is charged by HKEx or executing brokers for clearing and settlement services, are accrued on a trade-date basis.

IPO subscription service charge expenses are charged by commercial banks in connection with new share subscription services in relation to IPOs in the Hong Kong capital market.

Interest Expenses

Interest Expenses primarily consists of interest expenses of borrowings from banks, other licensed financial institutions and other parties paid to fund the Operating Company’s margin financing business and IPO financing business.

Processing and Servicing Costs

Processing and servicing costs consists of market data and information fee, data transmission fee, cloud service fee, system cost, and SMS service fee, etc. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in Shenzhen, PRC and Hong Kong, etc. Cloud service fee and SMS service fee mainly represent the data storage and computing service and the SMS channel service fee. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

Research and Development Expenses

Research and development expenses consist of expenses related to developing transaction platform and website like Futu NiuNiu app and other products, including payroll and welfare, rental expenses and other related expenses for personnel engaged in research and development activities. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for personnel engaged in marketing and business development activities. Advertising and promotion costs are expensed as incurred and are included within selling and marketing expenses in the consolidated statements of comprehensive (loss)/income.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Others, net

Others, net, mainly consist of non-operating income and expenses, foreign currency gains or losses, other impairment for all periods presented. Non-operating expenses mainly consist of accrued social security underpayment surcharge.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Gains and Losses

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in “Others, net” in the consolidated statements of comprehensive (loss)/income.

Share-Based Compensation

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these stock options.

The Company utilizes the binomial option pricing model to estimate the fair value of stock options granted, with the assistance of an independent valuation firm. Prior to completion of the IPO, the Group uses the fair value of each of the Company’s ordinary shares on the grant date to estimate the fair value of stock options. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest. See Note 14 for further discussion on share-based compensation.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Preferred Shares and Pre-IPO Ordinary Shares

Shares of the Company, which did not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

Option-pricing method was used to allocate enterprise value to preferred shares and pre-IPO ordinary shares. The method treats preferred shares and pre-IPO ordinary shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of pre-IPO ordinary shares, seniority levels, liquidation preferences, and conversion values for the preferred shares. The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Group or an IPO, and estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation

1)                           Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2)                           Uncertain tax positions

The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

Net (loss)/income per share

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholder, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares, and undistributed earnings allocated to redeemable convertible preferred shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholder, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net (loss)/income per share calculation when inclusion of such share would be anti-dilutive.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Group’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures.

The Group engages primarily in online brokerage services and margin financing services. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties

1)                           Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Operating Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in the Group’s earnings is included in “others, net” in the consolidated statements of comprehensive (loss)/income. At the same time, the Group is exposed to translational foreign currency risk since some of the Group’s major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2018 and 2019, the Group had RMB-denominated cash of HK$12.3 million (US$ 1.6 million) and HK$46.7 million (US$6.0 million) respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 and 2019 would result in a decrease of US$0.2 million and US$0.6 million, respectively, in the Group's total assets as of December 31, 2018 and 2019, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 and 2019 would result in an increase of US$0.2 million and US$0.6 million, respectively, in the Group's total assets as of December 31, 2018 and 2019.

2)                           Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by Securities and Futures Ordinance. These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group’s credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organization. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. The Group monitors the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of bridge loans in real time, and has the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Group. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

For cash management purposes, the Group enters into short-term securities sold under agreements to repurchase transactions (“repos”) in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Group attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group as permitted under contractual provisions.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties(Continued)

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2018 and 2019, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

3)                           Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of December 31, 2019 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$57.9 million (US$7.4 million) pre-tax income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$57.9 million (US$7.4 million) pre-tax loss, depending largely on the extent and timing of possible changes in floating rates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The ASU will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. The ASU requires a modified retrospective transition approach for existing leases, whereby the new rules will be applied to the earliest year presented. The Group adopted ASC Topic 842 on January 1, 2019, and the impact about adoption has been recorded on the consolidated financial statements(see Note 5).

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a group is required to recognize an allowance based on its estimate of expected credit loss. In November 2018, FASB issued ASU No, 2018-19, Codification Improvements to Topic 326, further clarified the scope of the guidance in the amendments in ASU 2016-13. In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses(Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarified and improved various aspects of ASU 2016-13. The ASC Topic 326  will be effective on January 1, 2020. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements and expected that the adoption will not have a material impact on its consolidated financial statements, as the Group will apply the practical expedient relating to financial assets subject to collacteral maintenance provisions.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.                            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements(Continued)

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. Since this update is intended to modify disclosures, the adoption of ASU 2018-13 is not expected to have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. Under the ASU, entities should account for costs associated with implementing a cloud computing arrangement that is considered a service contract in the same way as accounting for implementation costs incurred to develop or obtain software for internal use using the guidance in ASU 350-40. The amendment address when costs should be capitalized rather than expensed, the item to use when amortizing capitalized costs, and how to evaluate the unamortized portion of these capitalized implementation costs for impairment. The ASU also includes guidance on how to present implementation costs in the financial statements and creates additional disclosure requirements. ASU 2018-15 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The adoption of ASU 2018-15 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, Income taxes (Topic 740)—Simplifying the accounting for income taxes, which simplifys the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets measured at fair value as of December 31, 2019 and 2018. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(HK$ in thousands)

Available-for-sale financial securities	—	93,773	—	93,773

	Financial Assets At Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(HK$ in thousands)

Available-for-sale financial securities	—	59,348	—	59,348

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Financial Assets and Liabilities Measured at Fair Value (Continued)

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the years ended December 31, 2019 and 2018, there were no transfers between levels for financial assets and liabilities, at fair value.

Financial Assets and Liabilities Not Measured at Fair Value

The following tables represent the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Group’s consolidated balance sheets. The following table excludes all non-financial assets and liabilities:

	As of December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)
Financial assets, not measured at fair value
Cash and cash equivalents	362,574	362,574	362,574	—	—
Cash held on behalf of clients	14,540,863	14,540,863	14,540,863	—	—
Loans and advances	4,188,689	4,188,689	—	4,188,689	—
Receivables:
Clients	247,017	247,017	—	247,017	—
Brokers	1,226,348	1,226,348	—	1,226,348	—
Clearing organization	304,080	304,080	—	304,080	—
Interest	16,892	16,892	—	16,892	—
Other financial assets	64,184	64,184	—	64,184	—
Total financial assets, not measured at fair value	20,950,647	20,950,647	14,903,437	6,047,210	—

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES  (Continued)

Financial Assets and Liabilities Not Measured at Fair Value (Continued)

	As of December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)
Financial liabilities, not measured at fair value
Amounts due to related parties	33,628	33,628	—	33,628	—
Payables:
Clients	15,438,879	15,438,879	—	15,438,879	—
Brokers	1,484,243	1,484,243	—	1,484,243	—
Interest	519	519	—	519	—
Borrowings	1,467,586	1,467,586	—	1,467,586	—
Securities sold under agreements to repurchase	1,590	1,590	—	1,590	—
Operating lease liabilities	172,466	172,466	—	172,466	—
Other financial liabilities	31,993	31,993	—	31,993	—
Total financial liabilities, not measured at fair value	18,630,904	18,630,904	—	18,630,904	—

	As of December 31, 2018
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)
Financial assets, not measured at fair value
Cash and cash equivalents	215,617	215,617	215,617	—	—
Cash held on behalf of clients	11,771,487	11,771,487	11,771,487	—	—
Loans and advances	3,086,904	3,086,904	—	3,086,904	—
Receivables:
Clients	120,256	120,256	—	120,256	—
Brokers	425,849	425,849	—	425,849	—
Clearing organization	175,955	175,955	—	175,955	—
Interest	49,427	49,427	—	49,427	—
Other financial assets	41,019	41,019	—	41,019	—
Total financial assets, not measured at fair value	15,886,514	15,886,514	11,987,104	3,899,410	—

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Financial Assets and Liabilities Not Measured at Fair Value (Continued)

	As of December 31, 2018
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	(HK$ in thousands)
Financial liabilities, not measured at fair value
Amounts due to related parties	8,591	8,591	—	8,591	—
Payables:
Clients	12,304,717	12,304,717	—	12,304,717	—
Brokers	920,871	920,871	—	920,871	—
Interest	2,405	2,405	—	2,405	—
Borrowings	1,576,251	1,576,251	—	1,576,251	—
Other financial liabilities	11,503	11,503	—	11,503	—
Total financial liabilities, not measured at fair value	14,824,338	14,824,338	—	14,824,338	—

Netting of Financial Assets and Financial Liabilities

In the tables below, the amounts of financial instruments that are not offset in the consolidated balance sheets, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing organization, are presented to provide financial statement readers with the Group’s net payable or receivable with counterparties for these financial instruments, as of December 31, 2019 and 2018.

	Effects of offsetting on the balance sheet			Related amounts not offset
2019	Gross amount	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Financial instrument collateral	Net amount
	HK$ in thousands
Financial Assets
Amounts due from clearing organization	2,925,936	(2,621,856)	304,080	—	—	304,080
Deposit paid for securities borrowed (1)	1,126,300	—	1,126,300	—	(935,443)	190,857

Financial liabilities
Amounts due to clearing organization	—	—	—	—	—	—
Deposit received for securities lent (1)	1,342,738	—	1,342,738	—	(935,443)	407,295

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.                            FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Netting of Financial Assets and Financial Liabilities (Continued)

	Effects of offsetting on the balance sheet			Related amounts not offset
2018	Gross amount	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Financial instrument collateral	Net amount
	HK$ in thousands
Financial Assets
Amounts due from clearing organization	1,472,596	(1,296,641)	175,955	—	—	175,955
Deposit paid for securities borrowed (1)	397,675	—	397,675	—	(299,173)	98,502

Financial liabilities
Amounts due to clearing organization	—	—	—	—	—	—
Deposit received for securities lent (1)	488,068	—	488,068	—	(299,173)	188,895

(1)         The Operating Company borrows securities from a securities lender and subsequently lends the securities to clients or vice versa under Stock Yield Enhancement Program. Under these agreements, the Operating Company receives or provides deposits for securities lending and borrowing purpose. For presentation purposes, these amounts presented are included in “Receivables from brokers/clients” and “Payables to clients/brokers” in the consolidated balance sheets.

4.                            EQUITY METHOD INVESTMENT

As of December 31, 2018 and 2019, the Group’s investments accounted for under the equity method totaled nil and HK$6,166 thousand, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

5.                            LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

As at December 31, 2019
(HK$ in thousands)
Operating lease right-of-use assets	161,617
Operating lease liabilities	172,466

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.                          LEASE(Continue)

The following table presents operating lease cost reported in the consolidated statements of comprehensive (loss)/income related to the Group’s leases:

Year ended December 31, 2019
(HK$ in thousands)
Operating lease cost	64,756

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2019 to the present value of its operating lease payments:

December 31, 2019
(HK$ in thousands)
2020	56,714
2021	46,968
2022	44,354
2023	40,346
Thereafter	—
Total undiscounted operating lease payments	188,382
Less: imputed interest	(15,916)
Present value of operating lease liabilities	172,466

The Group’s minimum annual lease commitments as of December 31, 2018, in accordance with ASC Topic 840, were as follows:

December 31, 2018
(HK$ in thousands)
2019	54,417
2020	56,705
2021	42,090
2022	46,232
2023	42,701
Thereafter	—
242,145

6.                            LOANS AND ADVANCES

	As of December 31,
	2018	2019
	(HK$ in thousands)
Margin loans	2,886,105	4,141,962
Other advances	200,799	46,727
Total	3,086,904	4,188,689

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.                            PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2019
	(HK$ in thousands)
Gross carrying amount
Computers and equipment	12,981	56,175
Furniture and fixtures	4,961	34,588
Office equipment	20,501	29,938
Office building	—	28,110
Vehicle	638	634
Total of gross carrying amount	39,081	149,445
Less: accumulated depreciation

Computers and equipment	(4,542)	(8,289)
Furniture and fixtures	(3,063)	(6,234)
Office equipment	(8,204)	(16,241)
Office building	—	(519)
Vehicle	(414)	(532)
Total of accumulated depreciation	(16,223)	(31,815)
Property and equipment, net	22,858	117,630

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2017, 2018 and 2019 were HK$3,998 thousand, HK$8,012 thousand and HK$15,647 thousand, respectively.

8.                            INTANGIBLE ASSETS, NET

	As of December 31,
	2018	2019
	(HK$ in thousands)
Gross carrying amount
Computer software	1,161	6,328
License	—	2,000
Trading right	1,000	1,000
Golf membership	687	678
Total of gross carrying amount	2,848	10,006
Less: accumulated amortization
Computer software	(804)	(1,647)
Trading right	(500)	(500)
Golf membership	(133)	(166)
Total of accumulated amortization	(1,437)	(2,313)
Intangible assets, net	1,411	7,693

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expense and general and administrative expenses in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2017, 2018 and 2019 were HK$302 thousand, HK$315 thousand and HK$900 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.                            OTHER ASSETS

	As of December 31,
	2018	2019
	(HK$ in thousands)

Property and equipment, net (Note 7)	22,858	117,630
Staff advances	65,177	61,745
Refundable deposit	17,519	32,873
Intangible assets, net (Note 8)	1,411	7,693
Deferred tax assets (Note 24)	—	1,576
Deferred IPO cost	20,948	—
Others	21,366	17,918
Total	149,279	239,435

10.                     BORROWINGS

	As of December 31,
	2018	2019
	(HK$ in thousands)

Borrowings from:
Banks (1)	1,176,251	1,467,586
Third party (2)	400,000	—
Total	1,576,251	1,467,586

The Group loaned borrowings mainly to support its margin financing business in Hong Kong securities market. Those borrowings bear weighted average interest rates of 4.46% and 4.29% as of December 31, 2018 and 2019, respectively.

(1)                       The Group has unused borrowing facilities of HK$4,190,779 thousand and HK$3,326,555 thousand from banks as of December 31, 2018 and 2019, respectively. These facilities are uncommitted and could be withdrawn upon the request of the Group. As of December 31, 2018 and 2019, the Group had an outstanding borrowing balance of HK$1,176,251 thousand and HK$1,467,586 thousand, respectively. These unused facilities were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bear floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CHN HIBOR, etc.

(2)                       The Group has an unused facility of HK$1,100,000 thousand and nil from a third party as of December 31, 2018 and 2019, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.                     ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2018	2019
	(HK$ in thousands)

Accrued employee welfare expense	65,027	100,228
Tax payables	48,841	50,803
Payables to fund management companies	—	26,381
Payables to corporate clients in relation to ESOP management services	—	16,492
Refund from depositary bank	—	12,689
Accrued advertising and promotion fee	1,390	10,862
Accrued professional fee	772	5,710
Accrued market information and data fee	2,947	5,646
Stamp duty, trading levy and trading fee payables	3,540	5,612
Contract liabilities	4,774	2,126
Accrued IPO fees and costs	18,138	—
Others	4,389	15,911
Total	149,818	252,460

12.                     ORDINARY SHARES

The Company’s original Memorandum and Articles of Association authorizes the Company to issue 807,500 ordinary shares with a par value of US$0.0050 per share. After a share split effective on September 22, 2016, the Company’s amended Memorandum and Articles of Association authorizes the Company to issue 403,750,000 ordinary shares with a par value of US$0.00001 per share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

Dividend distribution

Dividend distribution to the Company’s shareholder is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders or directors, where appropriate. Cash dividend on ordinary shares, if any, will be paid in U.S. dollars.

Variation of share capital

On March 8, 2019, the Company completed its IPO on the Nasdaq Global Market. In the offering, 8,625,000 ADSs (including 1,125,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 69,000,000 Class A ordinary shares, were issued and sold to the public at a price of US$12 per ADS. Concurrently with the IPO, 46,666,666 Class A ordinary shares were issued and sold to General Atlantic Singapore FT Pte. Ltd. at a price per share equal to the IPO price per share. The net proceeds to the Company from the IPO and Concurrent Private Placement, after deducting commissions and offering expenses, were approximately US$161.7 million (HK$1,259,317,000).

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    ORDINARY SHARES (Continued)

Variation of share capital (Continued)

Upon the completion of the IPO, all 377,931,094 issued and outstanding preferred shares were converted into ordinary shares immediately as of the same date. Concurrently the Company completed the redesignation on a one-for-one basis of: (i) all of 403,750,000 original ordinary shares ultimately held by the Company’s founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li and 140,802,051 shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) held by Qiantang River Investment Limited into Class B ordinary shares; (ii) all of remaining ordinary shares (including 237,129,043 ordinary shares resulting from the conversion and re-designation of preferred shares) into Class A ordinary shares. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

During year ended December 31, 2019, 106,295,232 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans (Note 14).

13.                     REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 2014 to 2017, the Group issued several rounds of Preferred Shares to certain investors. All series of Preferred Shares had the same par value of US$0.00001 per share. Upon the completion of the Company’s IPO in March 2019, all of the issued and outstanding Preferred Shares were automatically converted and redesignated into Class A or Class B Ordinary Shares on a one-for-one basis.

Prior to the automatic conversion into Class A Ordinary Shares, the Preferred Shares were entitled to certain preferences with respect to conversion, dividend, liquidation and redemption. The holders of Preferred Shares were entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company on an as-if-converted basis and not as a separate class. Immediately prior to the IPO, the Preferred Shares comprised the following:

In October 2014, the Group issued 250,000 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”) for an aggregate purchase price of US$7,000 thousand and 46,875 Series A-1 Convertible Redeemable Preferred Shares (“Series A-1 Preferred Shares”) for an aggregate purchase price of US$1,500 thousand.

In May 2015, the Group issued 176,847 Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) for an aggregate purchase price of US$30,000 thousand.

All the Series A, Series A-1 and Series B Preferred Shares were issued for cash consideration and have the same par value of US$0.005 per share at each issuance date.

After a share split effective on September 22, 2016, the number of shares of Series A, Series A-1 and Series B Preferred Shares were proportionally split with par value of US$0.00001 per share. 125,000,000 Series A Preferred Shares, 23,437,500 Series A-1 Preferred Shares and 88,423,500 Series B Preferred Shares were issued in the Company’s amended Memorandum and Articles of Association.

In May 2017, the Group issued 128,844,812 Series C Convertible Redeemable Preferred Shares (“Series C Preferred Shares”) for an aggregate purchase price of US$91,362 thousand and 12,225,282 Series C-1 Convertible Redeemable Preferred Shares (“Series C-1 Preferred Shares”) for an aggregate purchase price of US$12,609 thousand.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.         REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Out of the total Series C Preferred Shares, i) 95,094,173 Series C Preferred Shares were issued for cash consideration of US$67,430 thousand; ii) 5,878,794 Series C Preferred Shares were converted from the convertible note with the principal amount of US$3,855 thousand plus accrued but unpaid interest of US$314 thousand at the price per share of US$0.71; and iii) 27,871,845 Series C Preferred Shares were issued from the repayment of an outstanding principal amount of US$19,274 thousand plus accrued but unpaid interest of US$490 thousand loaned by the fellow subsidiary of the investor of Series C Preferred Shares to the Company. The total Series C-1 Preferred Shares were issued for cash consideration.

The Series A, Series A-1, Series B, Series C and Series C-1 Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US$0.00001 per share.

Accounting of the Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares. In making this determination, the Group compared the initial effective conversion prices of the Preferred Shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the ordinary shares to which the Preferred Shares are convertible into at the issuance dates.

In March, 2019, all 377,931,094 issued and outstanding preferred shares were converted into Class A or Class B ordinary shares upon the completion of the IPO.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.                     REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting of the Preferred Shares (Continued)

The Group’s Preferred Shares activities for the years ended December 31, 2017, 2018, 2019 are summarized below:

	Series A Preferred Shares		Series A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C-1 Preferred Shares
	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$	No. of shares	Amount in HK$
Balances at December 31, 2016	125,000,000	61,506,395	23,437,500	13,179,946	88,423,500	254,488,880	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	—	—	128,844,812	708,765,649	12,225,282	97,818,708
Preferred Shares redemption value accretion	—	3,273,858	—	701,541	—	14,030,820	—	26,106,072	—	3,602,966
Balances at December 31, 2017	125,000,000	64,780,253	23,437,500	13,881,487	88,423,500	268,519,700	128,844,812	734,871,721	12,225,282	101,421,674
Preferred Shares redemption value accretion	—	3,291,792	—	705,384	—	14,107,680	—	42,963,732	—	5,929,544
Balances at December 31, 2018	125,000,000	68,072,045	23,437,500	14,586,871	88,423,500	282,627,380	128,844,812	777,835,453	12,225,282	107,351,218
Preferred Shares redemption value accretion	—	604,779	—	129,595	—	2,591,909	—	7,893,436	—	1,089,395
Conversion and redesignation of Preferred Shares	(125,000,000)	(68,676,824)	(23,437,500)	(14,716,466)	(88,423,500)	(285,219,289)	(128,844,812)	(785,728,889)	(12,225,282)	(108,440,613)
Balances at December 31, 2019	—	—	—	—	—	—	—	—	—	—

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.                     SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the years ended December 31, 2017,  2018 and 2019 as follows:

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Research and development expenses	8,854	9,223	12,055
General and administrative expenses	754	1,113	3,374
Selling and marketing expenses	161	104	538
Total share-based compensation expenses	9,769	10,440	15,967

Share Options

In October 2014, the Board of Directors of the Group approved the establishment of 2014 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2014 Share Incentive Plan shall be valid and effective until October 30, 2024. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2014 Share Incentive Plan shall be 135,032,132 shares. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four or five years and expire in ten years.

In October 2019, the Company adopted its 2019 Share Incentive Plan, pursuant to which the maximum number of shares of the Company available for issuance shall be a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by the Board, plus an annual increase on each September 30 during the term of this 2019 Share Incentive Plan commencing on September 30, 2020, by an amount determined by the Board; provided, however, that (i) the number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of this 2019 Share Incentive Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29, 2019 immediately preceding the most recent increase.

On December 30, 2019, the Company modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3 million (US$0.4 million) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

For the years ended December 31, 2017, 2018 and 2019, the Group granted 217,455, 9,625,690 and 9,791,200 stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.                     SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the years ended December 31, 2017, 2018 and 2019 is included in the table below.

	Options granted share Number	Weighted average exercise price (US$)
Outstanding at January 1, 2017	111,407,320	0.0168
Granted	217,455	0.9188
Outstanding at December 31, 2017	111,624,775	0.0186
Granted	9,625,690	1.1065
Cancelled/forfeited	(42,627)	0.2000
Outstanding at December 31, 2018	121,207,838	0.1049
Exercised	(106,295,232)	0.0126
Granted	9,791,200	0.6500
Cancelled/forfeited	(985,180)	0.8402
Outstanding at December 31, 2019	23,718,626	0.5161

The following table summarizes information regarding the share options outstanding as of December 31, 2019 and exercise prices and aggregate instrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2019
	Options number	Weighted- average exercise price per option	Weighted-average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$ in thousand

Options
Outstanding	23,718,626	0.5161	4.84	18,356
Exercisable	2,802,821	0.4061	4.84	2,459
Expected to vest	20,915,805	0.5307	4.84	15,897

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2019.

The weighted average grant date fair value of options granted for the years ended December 31, 2017, 2018 and 2019 were US$0.0998, US$0.6010 and US$0.7345 per option, respectively.

Options exercised for the years ended December 31, 2017, 2018 and 2019 were nil, nil and 106,295,232, respectively. The total intrinsic value of options exercised during year ended December 31, 2019 was approximately HK$1,094 million (US$140 million).

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.                     SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The fair value of each option granted during 2017, 2018 and 2019 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2017	2018	2019

Exercise price (US$)	0.8-1.03	0.3-1.2	0.65
Fair value of the ordinary shares on the date of option grant (US$)	0.4220	1.2820	1.2460
Risk-free interest rate	1.30%	2.33%	1.67%
Expected term (in years)	7.3	5.98	5.00
Expected dividend yield	0%	0%	0%
Expected volatility	46%	44%	45%
Expected forfeiture rate (post-vesting)	15%	15%	15%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2019, there was HK$100,437 thousand (US$12,894 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 4.44 years, respectively, and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                     NET (LOSS)/INCOME PER SHARE

For the years ended December 31, 2017,2018 and 2019, the Group has determined that its all classes of convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Preferred Shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net (loss)/income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

Basic net (loss)/income per share and diluted net (loss)/income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017,2018 and 2019 as follows:

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands, except for share and per share data)

Basic net (loss)/income per share calculation:
Numerator:
Net (loss)/income attributable to ordinary shareholder of the Company	(55,817)	36,938	143,159
Denominator:
Weighted average ordinary shares outstanding - basic	403,750,000	403,750,000	832,790,329
Net (loss)/income per share attributable to ordinary shareholder — basic	(0.14)	0.09	0.17

Diluted net (loss)/income per share calculation:
Numerator:
Net (loss)/income attributable to ordinary Shareholder of the Company	(55,817)	36,938	143,159
Denominator:
Weighted average ordinary shares outstanding — basic	403,750,000	403,750,000	832,790,329
Dilutive effect of share options	—	107,786,122	85,107,097
Weighted average ordinary shares outstanding - diluted	403,750,000	511,536,122	917,897,426
Net (loss)/income per share attributable to ordinary shareholder - diluted	(0.14)	0.07	0.16

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                     NET (LOSS)/INCOME PER SHARE (Continued)

For the years ended December 31, 2017, 2018 and 2019, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net (loss)/income per share were 99,355,769, 3,418,090 and 3,747,975 shares on a weighted average basis, respectively. For the years ended December 31, 2017, 2018 and 2019, the preferred shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net (loss)/income per share of the Company were 323,435,523, 377,931,094 and nil shares on a weighted average basis, respectively.

16.                     COLLATERALIZED TRANSACTIONS

The Operating Company engages in margin financing transactions with its clients. Client receivables generated from margin lending activity are collateralized by cash and/or client-owned securities held by the Operating Company. In addition, the Operating Company repledge the clients owned securities to collateralize its margin loans. Clients’ required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Operating Company’s policy and as enforced by such systems, clients are required to deposit additional collateral or reduce positions, when necessary to avoid forced liquidation of their positions.

Margin loans are extended to clients on a demand basis and are not committed facilities. Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Operating Company’s collateral policies significantly limits the Operating Company’s credit exposure to margin loans in the event of a client’s default. As of December 31, 2018 and 2019, approximately HK$2,886,105 thousand and HK$4,141,962 thousand, respectively, of client margin loans were outstanding.

The following table summarizes the amounts related to collateralized transactions of margin financing as of December 31, 2018 and 2019:

	As of December 31,
	2018		2019
	HK$ in thousands		HK$ in thousands
	Permitted to repledge	Repledged	Permitted to repledge	Repledged

Market value of collateral	9,214,950	1,904,545	19,503,649	3,031,767

The Operating Company also enters into securities borrowing and lending transactions and agreements to repurchase securities. As at December 31, 2019, the total fair value of securities borrowed was HK$935,443 thousand, while the total fair value of securities lent was HK$935,443 thousand, and the Operating Company provided and received cash collateral of HK$1,126,300 thousand and HK$1,342,738 thousand, respectively, in relations to the securities borrowing and lending transactions. As at December 31, 2018, the total fair value of securities borrowed was HK$299,173 thousand, while the total fair value of securities lent was HK$299,173 thousand, and the Operating Company provided and received cash collateral of HK$397,675 thousand and HK$488,068 thousand, respectively, in relations to the securities borrowing and lending transactions.

17.                     BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Brokerage commission income	101,275	276,097	352,625
Handling charge income	83,643	131,893	158,740
Total	184,918	407,990	511,365

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.                     INTEREST INCOME

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Interest income from:
Margin financing	62,165	211,762	221,648
Bank deposits	34,050	123,775	187,223
Bridge loan	863	7,827	6,172
IPO financing	5,470	2,921	12,658
Securities lending	3,324	14,300	37,202
Total	105,872	360,585	464,903

19.                     OTHER INCOME

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

IPO subscription service charge income	6,570	16,139	26,537
Underwriting fee income	1,599	10,494	19,579
Enterprise public relations service charge income	6,717	9,187	16,156
Currency exchange service income	2,954	2,711	4,670
Client referral income from brokers	1,934	2,166	1,451
Market information and data income	311	1,465	2,692
Funds distribution service income	—	—	10,447
ESOP management service income	—	270	1,275
Other	788	336	2,480
Total	20,873	42,768	85,287

20.                     INTEREST EXPENSES

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Interest expenses for margin financing
Borrowings from banks	7,189	37,983	36,206
Borrowings from other licensed financial institutions	5,142	24,194	28,636
Borrowings from other parties	5,276	28,771	3,930
Interest expenses for securities borrowed
Borrowings from clients	—	—	1,298
Borrowings from brokers	1,151	1,814	9,077
Interest expenses for IPO financing
Borrowings from banks	1,121	2,862	10,091
Total	19,879	95,624	89,238

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.                     NON-INTEREST COST AND EXPENSES BY NATURE

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Employee compensation and benefits	134,468	211,978	327,441
Marketing and branding	30,369	79,891	130,528
Brokerage commission and handling charge expenses(Note22)	36,777	80,127	100,550
Processing and servicing costs(Note23)	52,446	73,843	91,916
Rental and other related expenses	10,847	21,256	64,756
Depreciation and amortization	4,300	8,327	16,547
Professional services	5,239	18,724	28,757
Others	9,042	12,814	23,867
Total	283,488	506,960	784,362

22.                     BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Commission, handling and settlement expenses	35,643	78,581	95,064
IPO subscription service charge expenses	1,134	1,546	5,486
Total	36,777	80,127	100,550

23.                     PROCESSING AND SERVICING COSTS

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Market information and data fee	37,482	46,669	54,282
Cloud service fee	7,636	14,081	16,729
Data transmission fee	5,822	9,145	13,890
System cost	—	949	4,334
SMS service fee	1,148	1,834	1,523
Others	358	1,165	1,158
Total	52,446	73,843	91,916

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION

Income Tax

1)                           Cayman Islands

The Group was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2)                           The United States (“US”)

The Group’s subsidiaries, incorporated in the United States are subject to statutory income tax at a rate up to 35% for taxable income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly revising the U.S corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which the subsidiaries incorporated in the United States are subject.

3)                           Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Installment Hong Kong is subject to 16.5% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

4)                           China

The Group’s subsidiaries, consolidated VIE and subsidiary of the VIE established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise” (“HNTE”) to enjoy a reduced 15% EIT rate. One of the Group’s subsidiary, Futu Network Technology (Shenzhen) Co., Ltd., obtained the qualification certificate of High and New Technology Enterprise under the EIT Law in 2019, subject to the tax rate of 15% with a valid period of three years starting from December 2019.

According to the relevant EIT Laws jointly promulgated by the Ministry of Finance of the PRC, State Tax Bureau of the PRC, and Ministry of Science of the PRC that became effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when deterning their assessable profites for that year (“Super Deduction”).

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                  TAXATION (Continued)

Income Tax (Continued)

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

Composition of income tax expense

The following table sets forth current and deferred portion of income tax (benefit)/expense:

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Current income tax expense	6,286	46,781	13,858
Deferred income tax (benefit)/expense	5,194	15,507	(1,572)
Income tax expense	11,480	62,288	12,286

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Income before income tax	3,378	200,800	178,493

Tax expense at Hong Kong profit tax rate of 16.5%	557	33,132	29,451
Changes of valuation allowance	4,464	9,735	30,172
Tax effect of permanence differences	7,333	6,825	5,486
Effect of income tax in jurisdictions other than Hong Kong	(898)	12,670	(4,143)
Super deduction of research and development expenses	—	—	(19,277)
Final settlement differences	—	—	(18,038)
Income not subject to tax (1)	—	—	(11,365)
Others	24	(74)	—
Income tax expense	11,480	62,288	12,286

(1)                       This amount represents tax exemption relating to the offshore income of the Operating Company. The brokerage commission income derived from executing the clients’ orders of US listed securities was treated as offshore-sourced and non-taxable on the basis that these transactions were executed outside Hong Kong.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION (Continued)

Deferred Tax Assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,
	2018	2019
	(HK$ in thousands)

Deferred tax assets
Net operating loss carryforwards	19,084	42,736
Accrued expenses and others	4,165	12,261
Less: valuation allowance	(23,249)	(53,421)
Net deferred tax assets	—	1,576

Movement of Valuation Allowance

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)

Balance at beginning of the year	9,050	13,514	23,249
Additions	4,464	9,735	30,188
Reversals	—	—	(16)
Balance at end of the year	13,514	23,249	53,421

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 21%, 16.5% or the preferential tax rate of 15%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2018 and 2019, the Group had net operating loss carryforwards of approximately HK$89,534 thousand and HK$223,629 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in Hong Kong, the U.S and PRC. As of December 31, 2018 and 2019, of the net operating loss carryforwards, HK$89,534 thousand and HK$217,999  thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. While the remaining nil and HK$5,630 is expected to be utilized prior to expiration considering future taxable income for respective entities.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIE and subsidiary of the VIE in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIE and subsidiary of the VIE as of December 31, 2018 and 2019. As of December 31, 2018 and 2019, most of the Group’s PRC subsidiaries were still in accumulated non-taxable position.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.                     TAXATION (Continued)

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

25.                     DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB20,038 thousand and RMB32,556 thousand for the years ended December 31, 2018 and 2019, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive (loss)/income were HK$938 thousand and HK$1,044 thousand of plan contributions for the years ended December 31, 2018 and 2019, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.                     REGULATORY REQUIREMENTS

The Group’s broker-dealer subsidiaries, Futu Securities, Futu Inc. and Futu clearing Inc., are subject to capital requirements determined by its respective regulators. Futu Securities, the Group’s subsidiary located in Hong Kong, was subject to Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Futu Securities is required to maintain minimum paid-up share capital and liquid capital. Futu Inc. and Futu clearing Inc., the Group’s subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital.

The tables below summaries the net capital, the requirement and the excess capital for the Group’s broker-dealer subsidiaries as of December 31, 2019:

	As of December 31, 2019
	Net Capital/ Eligible Equity	Requirement	Excess
	(HK$ in thousands)
Futu Securities	1,469,200	235,481	1,233,719
Futu Inc.	15,832	1,947	13,885
Futu Clearing Inc.	72,908	1,947	70,961
Total	1,557,940	239,375	1,318,565

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2018 and 2019, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

27.                     CONTINGENCIES

The financial services industry is highly regulated. From time to time, the licensed companies in the financial industry may be required to assist in and/or are subject to inquiries and/or examination by the regulatory authorities of the jurisdiction where they operate. As of the date of this report, the Operating Company is involved in ongoing regulatory inquiries by the regulator where no conclusion has not been reached. The Operating Company has procedures for evaluating whether potential regulatory fines are probable, estimable and material and for updating its contingency reserves and disclosures accordingly. For the years ended December 31, 2018 and 2019, the Group did not make any accrual for the aforementioned loss contingency.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.                     RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity of individual name	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families

(a)                       Cash and cash equivalent

	As of December 31,
	2018	2019
	(HK$ in thousands)

Cash and cash equivalent	260	240

The balance represents the cash deposited by the Group in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)                       Short-term borrowings and interest expenses

	As of December 31,
	2018	2019
	(HK$ in thousands)
Short-term borrowings	—	—

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)
Interest expenses	3,457	17,129	—

(c)                        Amounts Due to Related Parties

	As of December 31,
	2018	2019
	(HK$ in thousands)
Payable in relation to cloud equipment and services from Tencent Group	8,409	33,153
SMS channel services from Tencent Group	182	475
	8,591	33,628

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.                     RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(d)                       Transactions with Related Parties

	Year ended December 31,
	2017	2018	2019
	(HK$ in thousands)
Equipment purchased	—	—	40,218
Cloud service fee	7,636	14,081	16,729
SMS channel service fee	1,148	1,834	1,523
Advertising expenses	—	112	682
ESOP management service income	—	202	550
	8,784	16,229	59,702

The Group utilizes the cloud services and equipment provided by Tencent Group to process large amount of complicated data in-house, which reduces the risks involved in data storage and transmission. SMS channel services is provided by Tencent Group, including verification code, notification and marketing message services for the Group to reach its end users. Tencent Group provides advertising services to the Group via Tencent Group’s social media. The Group also earns revenue from Tencent Group by providing ESOP management service.

(e)                        Traded related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2018 and 2019, were payables of HK$308,073 thousand and HK$19,553 thousand, respectively. Revenue earned by providing brokerage services and margin loans to directors and officers and their spouses amounts to HK$3,040 thousand, HK$6,797 thousand and HK$2,211 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

29.                     SUBSEQUENT EVENTS

With respect to the outbreak of the coronavirus (COVID-19) and significant volatility in the global financial markets, the Group has experienced some delay of new products and services launch, as well as increase in credit risk in the margin loan portfolio during the subsequent period up to the date of the audit report. Despite the events mentioned, the Group has assessed and preliminarily concluded that there was no significant negative impact to the financial performance, financial position and cash flow of the Group subsequent to the year ended December 31, 2019 and up to the date of this report. The Group will keep continuous attention on the situation of the COVID-19 and financial market conditions to react actively to its impacts to the Group.