Form 20-F
period 2020-12-31
Futu Holdings Ltd
filed 2021-03-26
CIK 1754581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2020, 590,139,760 Class A ordinary shares (excluding the 75,751,180 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 494,552,051 Class B ordinary shares, par value US$0.00001 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ⌧ Yes  ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ◻ Yes  ⌧ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ⌧ Yes  ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ⌧ Yes  ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻ Yes  ◻ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ⌧ Yes  ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ◻ Item 17  ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ◻ Yes  ◻ No

i

LETTER TO SHAREHOLDERS

Dear Shareholders,

This is our first letter to you since Futu’s IPO and listing on Nasdaq in March 2019. I want to take this opportunity to share with you who we are and what we want to achieve.

In October 2012, Futu obtained a Type 1 License (Dealing in Securities) from the Securities & Futures Commission of Hong Kong. After over 8 years of business development, Futu now holds 35 licenses, memberships and registrations across Hong Kong, the United States, Singapore and Europe, and serves over 13 million users from over 200 countries and regions. As we execute towards our mission to “make investing easier and not alone,” we have transformed from a brokerage service provider to an all-rounded online financial services platform integrating trading, wealth management, market data and information, social collaboration and corporate services.

Our relentless focus on product and user experience

As the No. 18 employee of Tencent, I first experienced Hong Kong stock trading when Tencent went public in Hong Kong in 2004. The primitive user interface and cursory services of the Hong Kong brokers shocked me, who came from an internet company that attaches the most importance to cultivating the best user experience possible. I decided to leverage my product development experience to transform the trading experience of retail investors in Hong Kong by bringing interactive technology, digitization and social networking to financial services.

We have always been upgrading our products. In 2020, the eighth year after Futu’s inception, we still rolled out 86 iterations of our application and 3,900 new product features. Many product upgrade ideas originated from our users. Every day, product managers and I get tagged by many users in their NiuNiu Community posts on product suggestions. We treasure all user feedback and strive to respond to every single piece in a timely manner. We firmly believe that a good product must meet the evolving needs of its users, and we hope to continue improving our products and grow with our users.

In addition to our unwavering focus on user experience, we rapidly expanded our product portfolio. We started with Hong Kong cash equities trading services, and gradually expanded to cover the main products on major exchanges around the world, including US equities, China A-shares qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect, options, futures, Hong Kong callable bull/bear contracts, and Hong Kong warrants. We also launched margin financing services for Hong Kong and US equities, IPO subscription services, and dark pool trading for Hong Kong IPOs. For many investors, trading and wealth management go hand-in-hand. Therefore, we launched Futu Money Plus in response to our clients’ increasingly diversified needs for wealth management. As of 2020 year-end, we established partnerships with 39 leading global asset managers, selectively offering approximately 100 top-notch fund products.

Going forward, we will continue to enrich product offerings, including global futures as well as tools and features to facilitate investing decision-making, thereby “making investing easier.”

Constructing an interactive financial ecosystem

The latter half of our mission is to “make investing not alone.”

The investing journey can be a turbulent one, with moments both high and low. For individual investors, investing can be a lonely process as they study business fundamentals, analyze macroeconomic trends, invest, anticipate market performances, review investing decisions, over and over again. It will be a much more enriching experience if investors can stay connected, share the moments of ups and downs with, and learn from, people who bear the same enthusiasm for investing. The NiuNiu Community enables this exact type of experience. This February, Futubull surpassed 1 million in daily active users for the first time and generated an average of approximately 310,000 user-generated content and over 3,000 posts of trading history on each trading day.

In the NiuNiu Community, users can post investment ideas and trading history as well as interact directly with over 700 companies, fund managers, media and key opinion leaders through posts and live-streaming. The NiuNiu Community helps investors enrich investing knowledge, identify fitting investment strategies, and establish rapport with other investors. This engaging social community contributes immensely to our competitive moat. Even the best investment tools may be replicated through time, but the content and culture of a community stand and persist. The many years of hard work we poured into cultivating the NiuNiu Community have translated into the unique community culture we have today. The caring and supportive atmosphere as well as the sense of inclusiveness and curiosity imbued in our NiuNiu Community promote user engagement and increase user stickiness.

2021 is the year of Futu’s internationalization

Following Futu’s growing market share among residents in mainland China and Hong Kong, we would like to expand our footprint into more countries with our moomoo app. Singapore and the United States come as strategic focuses of our international expansion in 2021. We believe our product that seeks for depth, perfection and connectivity can provide highly differentiated value propositions to retail investors in these markets.

Singapore’s financial industry is mature, with many established securities brokers. However, most brokers fail to meet investors’ needs in the mobile internet era, and charge exorbitant fees. We officially launched moomoo in Singapore on March 8, 2021, and have since then seen robust growth momentum and received encouraging user feedback. We are confident in our growth prospects in Singapore. Looking ahead, we will leverage Singapore as our entry point into the broader Southeast Asia market.

In the U.S., quite a few online brokers have developed trading platforms with easy-to-use interfaces and simple functions to cater to newbie investors. There are also well-established brokerage firms which provide advanced features but lack straightforward mobile experience. We believe that moomoo strikes a delicate balance between user-friendly mobile design and advanced product features, and can thus very well fill the market gap between incumbents and online brokers.

When I founded Futu nine years ago, I made the decision to develop a fully-proprietary closed-loop trading system in Hong Kong. This was not an easy nor fast path to embark on, but it allowed us to build a solid foundation to our business. Thanks to that decision, now we can quickly launch and upgrade products, expand our system, and replicate our business in new markets. Never has technology played a more transformational role in financial services, and we are committed to capturing the tremendous opportunities in this new era.

Leaf Hua Li

Founder, Chairman of the Board,

Chief Executive Officer and

Chairman of the Technology Committee

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to American depositary shares, each of which represents eight Class A ordinary shares;
●	“availability rate” are to the ratio of the total time a service system is capable of being used during the market hours of the relevant equity markets;
●	“average DAUs” in a given period are to the average of the DAUs on each trading day during that period;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“churn rate” are to the percentage of the decrease in the same paying client cohort between the beginning and ending of a given period divided by the number of paying clients at the beginning of the same period;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
●	“DAUs” are measured based on the number of user accounts and visitors who access our platform, Futubull, at least once on a given trading day. Some visitors may access Futubull using more than one device on a given trading day and we calculate the number of visitors who access Futubull based on the number of the devices used by the visitors to access Futubull;
●	“Futu,” “we,” “us,” “our company” and “our” are to Futu Holdings Limited, our Cayman Islands holding company and its subsidiaries, its consolidated affiliated entities;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“HK SFC” are to the Securities and Futures Commission of Hong Kong;
●	“MAUs” are measured based on the number of user accounts and visitors who access Futubull at least once during the calendar month in question. Some visitors may access Futubull using more than one device in a given month and we calculate the number of visitors who access Futubull based on the number of the devices used by the visitors to access Futubull;
●	“paying clients” are to the clients with assets in their trading accounts with Futu Securities International (Hong Kong) Limited;
●	“registered clients” or “clients” are to the users who open one or more trading accounts with Futu Securities International (Hong Kong) Limited;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“users” are to the number of user accounts registered with Futubull.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7534 to US$1.00, the exchange rate as of December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in, expected growth and the market size of the online and mobile trading and other financial services industry in China, Hong Kong, the United States, Singapore and globally;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users, clients and third-party business partners;
●	competition in our industry;
●	our proposed use of proceeds;
●	the impact of the COVID-19 pandemic;
●	relevant government policies and regulations relating to our industry; and
●	general economic, business and socio-political conditions in China, Hong Kong, the United States, Singapore and other markets we have businesses.

These forward-looking statements involve various risks and uncertainties. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.    Selected Financial Data

The following selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive (loss)/income data for the year ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	HK$	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data :
Revenues
Brokerage commission and handling charge income	74,498	184,918	407,990	511,365	1,990,138	256,679
Interest income	5,795	105,872	360,585	464,903	965,627	124,542
Other income	6,722	20,873	42,768	85,287	355,057	45,794
Total revenues	87,015	311,663	811,343	1,061,555	3,310,822	427,015
Costs
Brokerage commission and handling charge expenses	(18,730)	(36,777)	(80,127)	(100,550)	(361,486)	(46,623)
Interest expenses	(3,459)	(19,879)	(95,624)	(89,238)	(185,090)	(23,872)
Processing and servicing costs	(22,880)	(52,446)	(73,843)	(91,916)	(149,378)	(19,266)
Total costs	(45,069)	(109,102)	(249,594)	(281,704)	(695,954)	(89,761)
Total gross profit	41,946	202,561	561,749	779,851	2,614,868	337,254

Operating expenses
Research and development expenses(1)	(61,624)	(95,526)	(151,097)	(262,345)	(513,283)	(66,201)
Selling and marketing expenses(1)	(59,198)	(41,446)	(98,062)	(164,701)	(385,320)	(49,697)
General and administrative expenses(1)	(31,786)	(57,293)	(103,831)	(164,850)	(248,404)	(32,038)
Total operating expenses	(152,608)	(194,265)	(352,990)	(591,896)	(1,147,007)	(147,936)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	HK$	US$

	(in thousands, except for share and per share data)
Others, net (2)	(1,085)	(4,918)	(7,959)	(9,462)	(17,238)	(2,223)

(Loss)/income before income tax benefits/(expenses)	(111,747)	3,378	200,800	178,493	1,450,623	187,095
Income tax benefits/(expenses)	13,276	(11,480)	(62,288)	(12,286)	(124,793)	(16,095)
Share of loss from equity method investment	—	—	—	(543)	(307)	(40)

Net (loss)/income	(98,471)	(8,102)	138,512	165,664	1,325,523	170,960

Preferred Shares redemption value accretion	(17,929)	(47,715)	(66,998)	(12,309)	—	—
Income allocation to participating preferred shareholders	—	—	(34,576)	(10,196)	—	—
Net (loss)/income attributable to ordinary shareholder of the Company	(116,400)	(55,817)	36,938	143,159	1,325,523	170,960
Net (loss)/income	(98,471)	(8,102)	138,512	165,664	1,325,523	170,960
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(4,142)	3,366	754	(3,147)	9,420	1,215
Total comprehensive (loss)/income	(102,613)	(4,736)	139,266	162,517	1,334,943	172,175
Net (loss)/income per share attributable to ordinary shareholder of the Company
Basic	(0.29)	(0.14)	0.09	0.17	1.28	0.16
Diluted	(0.29)	(0.14)	0.07	0.16	1.26	0.16

Net (loss)/income per ADS
Basic				1.38	10.23	1.32
Diluted				1.25	10.10	1.30

Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic	403,750,000	403,750,000	403,750,000	832,790,329	1,036,865,727	1,036,865,727
Diluted	403,750,000	403,750,000	511,536,122	917,897,426	1,050,143,014	1,050,143,014

Notes:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	HK$	US$

	(in thousands)
Selling and marketing expenses	261	161	104	538	1,640	212
Research and development expenses	8,335	8,854	9,223	12,055	20,579	2,654
General and administrative expenses	559	754	1,113	3,374	10,354	1,335
Total	9,155	9,769	10,440	15,967	32,573	4,201

(2)

Effective from January 1, 2020, we adopted FASB ASC Topic 326—“Financial Instruments—Credit Losses,” or ASC Topic 326 which replaced the incurred loss methodology with the current expected credit loss methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. For the year ended December 31, 2020, expected credit loss expenses of HK$9.1 million (US$1.2 million) resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 was recognized in Others, net.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	HK$	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	179,016	375,263	215,617	362,574	1,034,668	133,447
Cash held on behalf of clients	3,345,172	7,176,579	11,771,487	14,540,863	42,487,090	5,479,801
Term deposit	—	—	—	—	300,000	38,693
Available-for-sale financial securities	2,236	—	59,348	93,773	—	—
Equity method investment	—	—	—	6,166	—	—
Amounts due from related parties	1,006	6,541	—	—	—	—
Loans and advances	126,163	2,907,967	3,086,904	4,188,689	18,825,366	2,428,014
Receivables:
Clients	792,480	218,960	120,256	247,017	735,145	94,816
Brokers	9,918	106,078	425,849	1,226,348	5,780,461	745,539
Clearing organization	9,614	55,892	175,955	304,080	1,243,928	160,436
Fund management companies and fund distributors	—	—	—	—	297,622	38,386
Interest	1,070	7,041	49,427	16,892	19,876	2,564
Prepaid assets	4,932	3,646	8,810	12,470	11,422	1,473
Operating lease right-of-use assets	—	—	—	161,617	208,863	26,938
Other assets	45,876	65,918	149,279	239,435	393,326	50,729
Total assets	4,517,483	10,923,885	16,062,932	21,399,924	71,337,767	9,200,836

Liabilities
Amounts due to related parties	6,479	14,687	8,591	33,628	87,169	11,243
Payables:
Clients	4,107,782	7,340,823	12,304,717	15,438,879	46,062,842	5,940,986
Brokers	31,446	929,692	920,871	1,484,243	4,533,581	584,722
Clearing organization	10,441	82,878	—	—	324,266	41,822
Fund management companies and fund distributors	—	—	—	26,381	127,442	16,437
Interest	2,481	2,066	2,405	519	5,493	708
Borrowings	161,179	1,542,448	1,576,251	1,467,586	5,482,818	707,150
Securities sold under agreements to repurchase	—	—	—	1,590	5,453,037	703,309
Convertible notes	32,030	—	—	—	—	—
Operating lease liabilities	—	—	—	172,466	222,231	28,662
Accrued expenses and other liabilities	26,689	60,717	149,818	226,079	731,198	94,307
Total liabilities	4,378,527	9,973,311	14,962,653	18,851,371	63,030,077	8,129,346

Total mezzanine equity	329,175	1,183,475	1,250,472	—	—	—
Total shareholders’ (deficit)/equity	(190,219)	(232,901)	(150,193)	2,548,553	8,307,690	1,071,490
Total liabilities, mezzanine equity and shareholders’ equity	4,517,483	10,923,885	16,062,932	21,399,924	71,337,767	9,200,836

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	HK$	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	1,397,692	1,855,328	4,470,167	1,969,434	20,456,717	2,638,392
Net cash used in investing activities	(6,230)	(5,145)	(78,052)	(160,057)	(244,175)	(31,493)
Net cash generated from financing activities	147,594	2,155,846	35,690	1,151,622	8,406,896	1,084,312
Effect of exchange rate changes on cash, cash equivalents and restricted cash	77	21,625	7,457	(44,666)	(1,117)	(144)
Net increase in cash, cash equivalents and restricted cash	1,539,133	4,027,654	4,435,262	2,916,333	28,618,321	3,691,067
Cash, cash equivalents and restricted cash at beginning of the year	1,985,055	3,524,188	7,551,842	11,987,104	14,903,437	1,922,181
Cash, cash equivalents and restricted cash at end of the year	3,524,188	7,551,842	11,987,104	14,903,437	43,521,758	5,613,248

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

The online brokerage and wealth management industries may not develop as expected. Prospective users and clients of our services may not be familiar with the development of online brokerage and wealth management markets and may have difficulty distinguishing our services from those of our competitors. Convincing prospective users and clients of the value of using our services is critical to increasing the amount of transactions conducted through our platform and to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	manage our future growth;
●	navigate a complex and evolving regulatory environment;
●	offer personalized and competitive online brokerage, wealth management and other financial services;
●	increase the utilization of our services by existing and new users;
●	offer attractive commission fees while driving the growth and profitability of our business;
●	maintain and enhance our relationships with our business partners, including funding partners for our margin financing business and fund companies for our wealth management business;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	improve our operational efficiency;

●	attract, retain and motivate talented employees to support our business growth;
●	navigate economic condition and fluctuation; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Our historical growth rates may not be indicative of our future growth.

We have experienced rapid growth in our business and operations since our inception. Our total revenues increased by 30.9% from HK$811.3 million in 2018 to HK$1,061.6 million in 2019, and further by 211.9% from HK$1,061.6 million in 2019 to HK$3,310.8 million (US$427.0 million) in 2020. However, our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories in a quickly-evolving industry may encounter.

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

We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators.

We are subject to extensive regulations and the markets in which we operate including Hong Kong, the United States and Singapore are highly regulated. However, the online-based brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the HK Brokerage Service Rules, including, for example, the SFO and its subsidiary legislation. These HK Brokerage Service Rules set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong.” In addition, our operations in the United States are subject to applicable United States law, rules and regulatory guidance, or the US Brokerage Regulations, including, for example, the U.S. Securities and Exchange Act of 1934, or the Exchange Act, rules and guidance adopted under the Exchange Act by the U.S. Securities and Exchange Commission, or the SEC and rules and guidance adopted by the Financial Industry Regulatory Authority, or FINRA. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in the United States.” Also, our operations in Singapore are subject to applicable Singapore laws. This would include the Securities and Futures Act, and its subsidiary legislation such as the Securities and Futures (Licensing and Conduct of Business) Regulations. In Singapore, we hold a capital markets services license issued by the Singapore regulator, the Monetary Authority of Singapore, or the MAS, and we are required to abide by relevant regulatory notices and guidelines issued by the MAS. Collectively, these laws and regulatory requirements, or the SG Licensing Requirements, establish a framework within which we carry out our local business operations. Failure to comply with applicable laws and regulations in markets we operate in can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

From time to time, Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, as a HK SFC-licensed corporation may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HK SFC. The HK SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HK SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any HK SFC inquiries, reviews or investigations without the consent of the HK SFC. Futu Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, may be subject to similar examinations and regulatory actions initiated by the SEC, FINRA or the various state regulatory authorities in the United States. Futu Singapore Pte. Ltd., as a capital markets services licensee in Singapore, may be subject to similar examinations and regulatory actions initiated by the MAS or other relevant regulatory authorities in Singapore.

As of the date of this annual report, we are involved in ongoing regulatory inquiries by several regulators. For example, Futu International Hong Kong is involved in ongoing regulatory inquiries by the HK SFC for matters including, among others, client onboarding process. We are unable to accurately predict the outcome of the inquiries because of their ongoing nature. See “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.” There remains a risk that on conclusion of the inquiries, the HK SFC may identify misconduct or material non-compliance and decide to proceed with investigation and take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of Futu International Hong Kong’s licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Service Rules following the identification of any such misconduct or material non-compliance, which may result in the HK SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

Our online client onboarding procedures do not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.

As online-based brokerage services in Hong Kong and China and, in particular, the technologies and practices involved in online account opening services are at relatively early stages of development, applicable laws, regulations, guidelines, circulars and other regulatory guidance with regard to online client onboarding procedures remain evolving and are subject to further changes. Residents in China can open Hong Kong or U.S. trading accounts with us by following the online application procedures summarized in this annual report. See “Item 4. Information on the Company—B. Business Overview—Our Services—Trading, Clearing and Settlement—Account Opening.” Our system supports the online verification procedures, among others, based on a prospective client’s PRC identification information and debit card issued by a bank based in China. The HK SFC’s current position on the expressly specified non-face-to-face approaches for account opening, including online account opening, in light of HK SFC regulatory requirements is summarized in paragraph 5.1 of the SFC Code of Conduct and SFC circulars dated May 12, 2015, October 24, 2016, July 12, 2018 and June 28, 2019 (together, the “SFC Circulars”). There are various methods set out under the SFC Circulars for online account opening, one of which is to use e-certification services provided by certification authorities outside Hong Kong whose electronic signature certificates have obtained mutual recognition status accepted by the Hong Kong government and the relevant local government when onboarding clients. As our current online client onboarding procedures for residents in China as discussed above do not strictly follow the specified methods set out in the SFC Circulars, we have been testing a new e-certification procedure through a mutually recognized certification authority as part of our online onboarding process since 2019. We have not implemented such procedure on a wide basis. We are currently involved in ongoing inquiries by the HK SFC regarding our online client onboarding procedures. If we are required by the HK SFC to adopt the e-certification procedures or remediate our account opening procedures for all of our existing clients retroactively or to make further adjustments to our online client onboarding process, there is no assurance that we will be able to achieve full implementation timely, or at all, and we will need to incur extensive time and costs and our customer experience may be adversely impacted. As a result, such remediation or adjustments may have a material adverse impact on our operations, business prospects, user experience and client acquisition and retention. If our online client onboarding procedures are determined by the HK SFC to be, or have been, not in compliance with the applicable laws, regulations, guidelines, circulars and other regulatory guidance, we may be subject to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.

We do not hold any license or permit for providing securities brokerage business in China. Although we do not believe we engage in securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Securities Business.” We do not hold any license or permit in relation to providing securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our clients are PRC citizens. However, we do not believe the business we are conducting now through our subsidiaries or consolidated affiliated entities in China is securities brokerage business in China. In the past, we received inquiries relating to our business from certain regulatory authorities in China. We have since then taken measures to modify and enhance our business and platform to be in compliance with the applicable PRC laws and regulations related to securities brokerage business in China. However, we cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements. Based on the opinion of our PRC counsel, Han Kun Law Offices, we are not in violation of the applicable PRC laws and regulations related to securities brokerage business in China after such modifications in all material aspects. However, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities related business in China. We cannot assure you that our current operation model, such as redirecting users and clients to open accounts and make transactions outside China, will not be deemed as operating securities brokerage business in China, which may subject us to further inquiries or rectifications. If certain of our activities in China were deemed by relevant regulators as provision of securities brokerage services, investment consulting services and stock options brokerage business in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our operations in the PRC, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume facilitated by our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.

A significant portion of our clients are Chinese nationals. We do not provide cross-border currency conversion services related to Renminbi to our clients, and we require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchanges in the United States or purchase any wealth management products through our platform to deposit funding into their respective offshore trading accounts.

In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes and Chinese nationals can only engage in offshore investments under capital items through provided method such as Qualified Domestic Institutional Investors. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Offshore Stocks Investment.” If the government further tightens the amount of currency exchange allowed for Chinese nationals, increases the control over remittance of currency out of the PRC, and/or specifically prohibits any exchanges for securities-related investment, the trading activities of Chinese nationals through our platform could be restricted, which would significantly reduce the trading volume facilitated by our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated by our platform, the occurrence of any of the above regulatory changes would have a material and adverse impact on our business, operating and financial results.

In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. As we do not provide cross-border currency conversion services related to Renminbi to our Chinese national clients, we do not require our clients to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we cannot assure you that our operation will not be deemed by relevant authorities as providing currency conversion service or otherwise violating relevant foreign exchange laws and regulations and we have been subject to a fine by relevant authority in the past. While the amount of the fine is immaterial and we have taken measures to ensure our compliance with foreign exchange laws and regulations, we cannot assure you that such measures are sufficient, and we may face more severe consequences, including but not limited to being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients, verify evidence of approval from relevant authorities or suspend our operations pending an investigation or indefinitely. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. We may also be subject to regular inspections from relevant authorities from time to time. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Our success depends largely on our ability to retain existing clients, in particular those that have highly frequent transactions. Our clients may not continue to place trading orders or increase the level of their trading activities through our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using our platform altogether, which in turn will materially and adversely affect our business. Even if we are able to provide high-quality and satisfactory services through our platform in a timely manner and at favorable price terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increase trading transactions due to reasons out of our control, such as our clients’ personal financial reasons or the deterioration of the capital markets condition.

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$98.1 million, HK$164.7 million and HK$385.3 million (US$49.7 million) in selling and marketing expenses, representing 12.1%, 15.5% and 11.6% of our total revenues in 2018, 2019 and 2020, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

We must stay abreast of the needs and preferences of our clients to serve their evolving trading needs as their investment demands change. If we fail to retain our existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow the trading volume facilitated by our platform, and our business and results of operations may be adversely affected. In addition, if we are unable to maintain, enhance or develop the methods we use to retain clients, the costs of client retention will significantly increase, and our ability to retain clients may be harmed.

Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investment made by clients through our platform. The profitability of our clients’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. We provide a social community to facilitate the provision of financial and market information. Although these materials and commentaries contain prominent disclaimers, our clients may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other clients on our platform, ignoring our alert warnings that clients should make their own investment judgment and should not predict future performance based on historical records. As a result, the financial loss of our clients may affect our performance in terms of transaction volumes and revenues as clients decide to abort trading. In addition, some clients who have suffered substantial losses through our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.

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

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong, the PRC and the United States, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the ongoing COVID-19 pandemic and/or eruptions of regional tensions could negatively impact our revenues and profitability. As a result of these risks, our income and operating results may be subject to significant fluctuations. See “—A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.”

A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.

There has been a sustained outbreak of the COVID-19 virus in China and globally. Since 2020, governments in China and around the globe have taken measures to contain the spread of the COVID-19 virus. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices across China. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. In general, while these measures reduced the efficiency of our operations, we were not significantly impacted in 2020 and have benefitted from an increase in funds flow and trading volume due to clients’ switching to online trading when physical, offline facilities were closed. We cannot predict whether this increase in business activity will continue after clients are once again able to visit physical facilities. The extent to which COVID-19 impacts our results of operations in 2021 will depend on the future developments of the pandemic, including new information concerning the availability of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economies in general.

Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. While many of the restrictions on movement within China have been relaxed, there is great uncertainty as to the future progress of the disease globally. Before vaccines are made available to the general public, any relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Given the general slowdown in global economic conditions, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the brokerage and wealth management industry, we cannot assure that we can launch new products and services in time or that we can maintain the growth rate we have experienced. Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to the pandemic of and response to the coronavirus cannot be accurately estimated at this time, and we cannot assure you that our financial condition and operating results for 2021 will not be adversely affected. For a more detailed description on the expected impact of COVID-19 on our business, see “Item 4. Information on the Company—B. Business Overview—Impact of COVID-19 and Our Responses and Opportunities.”

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

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services through our platform.

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

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2018, 2019 and 2020, our brokerage commission income and handling charge income amounted to HK$408.0 million, HK$511.4 million and HK$1,990.1 million (US$256.7 million), representing 50.3%, 48.2% and 60.1% of our total revenues during the same years, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2018, 2019 and 2020, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$226.1 million, HK$258.9 million and HK$571.8 million (US$73.7 million), representing 27.9%, 24.4% and 17.3% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$123.8 million, HK$187.2 million and HK$208.6 million (US$26.9 million), representing 15.3%, 17.6% and 6.3% of our total revenues during the same years, respectively. The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus ultimately adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

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

Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We have adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing and securities lending businesses, and we may experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. See “—Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans through our platform. We provided margin financing service for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S., and we provided securities lending services for securities listed on the major stock exchanges in the U.S. As of December 31, 2020, outstanding margin financing and securities lending balance was HK$19.5 billion (US$2.5 billion). We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

The wealth management products that we offer involve various risks and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. In addition, we rely on a limited number of wealth management product providers.

We offer our clients access to money market, fixed income, equity, balanced, private funds as well as bonds, catering to different investment targets and risk preferences of our clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to regulations in relation to wealth management products offering in different jurisdictions, and there is no assurance that our operation will be deemed as in full compliance with such regulations at all times.

Our success in offering our wealth management products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we do not guarantee the principal or the return of the wealth management products available through our platform and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

We rely on a limited number of third-parties who provide us with wealth management products, and our relationships with these product providers are integral to the smooth operation of our wealth management business. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted.

Tensions in international economic relations, in particular those between the U.S. and China, may have an adverse effect on our business, financial condition and results of operation.

There have been rising tensions in international economic relations in recent periods, including those between the United States and China. For example, in 2018 and 2019, the United States imposed import tariffs on specified products imported from China, and China has responded by imposing retaliatory tariffs on goods exported from the United States. In August 2020, following the PRC National People’s Congress’ passage of Hong Kong’s national security legislation, the U.S. Department of Treasury imposed sanctions on certain officials of the Hong Kong Special Administrative Region and the central government of China. In the same month, U.S. President Donald J. Trump issued executive orders prohibiting certain transactions with ByteDance Ltd. and WeChat-related transactions with Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising trade, political and regulatory tension between the United States and China could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

On August 6, 2020, the President of the United States issued an executive order prohibiting “any transactions that is related to WeChat by any person or with respect to any property, subject to the jurisdiction of the United States with Tencent Holdings Ltd., Shenzhen, China, or any subsidiary of that entity, as identified by the Secretary of Commerce under section 1(c) of this order.” The ban is set to come into force starting 45 days after the date of the executive order. As of February 28, 2021, entities directly or beneficially owned by Tencent Holdings Limited owned 22.8% of our outstanding shares and 27.9% of the total voting power of our outstanding shares, and we have certain business collaborations with Tencent. We also have business operations and hold relevant licenses in the United States. While we do not expect that our U.S. operations will be subject to the restrictions imposed by the executive order, we cannot assure you that there will not be rules or further executive orders prohibiting our business collaborations with Tencent. Upon the occurrence of such events, our business will be adversely impacted. In addition, any current and future actions or escalations by either the United States or China may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

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

Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;
●	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;
●	physical or cyber based attacks on our servers and other network infrastructure, which may result in disruptions to our network and damages to our technology infrastructure;
●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and
●	any infection by or spread of computer viruses or other system failures.

In addition, any network interruptions or inadequacy on the part of our third-party partners may result in disruptions to the services we provide to our users and clients. For example, there have been occasions where some of our clients were not able to timely execute trades because of poor or delayed performances of software, infrastructure or systems of our third party partners, which may be exacerbated by sudden increase in trading or other user activity volume. Such disruptions and other interruptions in the availability of our services could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions through our platform. See “— Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.” Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

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

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy.” In China, the Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In addition, the Personal Information Security Specification, or China Specification, came into force on October 1, 2020. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cybersecurity Law in respect to protecting personal information in China. Furthermore, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. Meanwhile, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as the business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Similarly, Hong Kong and the United States also have their respective data privacy legislation that regulates the collection, use and handling of personal data. Under the relevant legislation, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.

On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued a Draft Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Draft Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Draft Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The SCNPC is still soliciting comments on the Draft Personal Information Protection Law and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. Although we may be subject to requirements on protection of personal data, privacy and information security under laws and regulations that may be promulgated in the future from time to time, we cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines and/or other sanctions on us.

The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also release, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify their non-compliance. We have been and may also in the future be subject to the modification and rectification imposed by the relevant regulatory authorities, including those issued publicly. We have revised our privacy policy on Futubull in accordance with the rectification notice we received to satisfy the relevant regulatory authorities’ requirements. We have not received further comments from the regulatory authorities on our rectification measures, nor have we received any final clearance on these measures. There is no assurance that the regulatory authorities will deem our rectification measures to be sufficient, or that they will issue any final clearance to us. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

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

We operate in an industry in which integrity and the confidence of our users and clients are of critical importance. During our daily operations, we are subject to the risks of errors and misconduct by our employees, which include:

●	engaging in misrepresentation or fraudulent activities when marketing or performing online brokerage and other services to users and clients;
●	improperly using or disclosing confidential information of our users and clients or other parties;
●	concealing unauthorized or unsuccessful activities; or
●	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

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

In 2016 and 2017, we had net losses of HK$98.5 million and HK$8.1 million, respectively. Although we have become profitable since 2018, we cannot assure you that we continue to be profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users and clients, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume facilitated by our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from commission fees charged to clients who trade through our platform. Any material decrease in our commission fees would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We have implemented stringent internal control policies, insider trading, anti-money laundering and other anti-fraud rules and mechanisms on our platform. Nevertheless, we remain subject to the risk of fraudulent or illegal activities both on our platform and associated with our users and clients, funding and other business partners, and third parties handling user and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation, reduce the trading volume facilitated by our platform and therefore harm our operating and financial results. For example, the HK SFC has in the past issued restriction notices to brokers, including us, to prohibit order placing in certain client accounts linked to suspected market misconduct. Any misbehavior of or violation by our clients of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our business operation and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. In addition, we could suffer serious harm to our reputation, financial condition, client relationships and ability to attract new clients and even be subject to regulatory sanctions and significant legal liability, if any of our employees engages in illegal or suspicious activities or other misconduct. See “—Employee misconduct could expose us to significant legal liability and reputational harm.” Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

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

We derive interest income from depositing un-invested cash balances in our clients’ brokerage trading accounts opened with us at our bank partners. In 2018, 2019 and 2020, we generated HK$123.8 million, HK$187.2 million and HK$208.6 million (US$26.9 million) in interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platform), or a transfer of cash out of their accounts opened through our platform could reduce our interest income and negatively impact our financial results.

Our clearing operations expose us to liability for errors in clearing functions.

Our HK SFC-licensed subsidiary, Futu International Hong Kong, provides clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange or qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect. Our U.S. subsidiary, Futu Clearing Inc., has been approved to provide clearing and settlement services for securities transactions in the U.S. financial markets. Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing system and organizations, such as Hong Kong’s Central Clearing and Settlement System, or CCASS, and the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as Futu International Hong Kong and Futu Clearing Inc., are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.

Our corporate actions are substantially controlled by our founder, chairman and chief executive officer, Mr. Leaf Hua Li, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

As of February 28, 2021, Mr. Leaf Hua Li, our founder, chairman and chief executive officer, beneficially owned 37.2% of our outstanding shares and 68.0% of the total voting power of our outstanding shares. Accordingly, Mr. Li has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs.

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

Content sourced from third parties is frequently posted on our platform by our employees and users and clients. Although we follow common content management and review practices to monitor the content uploaded to our platform, we may not be able to identify all content that may infringe on third-party rights. We cannot be certain that information posted on our platform and other aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our platform or services or other aspects of our business without our knowledge. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, the United States, Singapore or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

We are subject to lawsuits and other claims in the ordinary course of our business. Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to information disclosure, client on boarding procedures, sales practices, product design, fraud and misconduct, and control procedures deficiencies, as well as the protection of personal and confidential information of our clients. We may be subject to arbitration claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. See “—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators” and “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.” Actions brought against us may result in settlements, injunctions, fines, penalties, suspension or revocation of license, reprimands or other results adverse to us that could harm our reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. In the past, we made certain corrections to our interim financial reporting. We have implemented a number of measures to address the material weakness that had been identified. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control over Financial Reporting.” As of December 31, 2020, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

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

Our historical operations have been focused in Hong Kong and the PRC. We have expanded our operations into the United States and Singapore and may expand further into international markets. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the client preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

In addition to the risks outlined elsewhere in this section, our international expansion is subject to a number of other risks, including:

●	currency exchange restrictions or costs and exchange rate fluctuations;
●	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;
●	weaker or uncertain enforcement of our contractual and intellectual property rights;
●	preferences by local populations for local service providers;
●	slower adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;
●	difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and
●	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

Such international expansion will also subject us to additional legal and regulatory control and requirements. For example, as a result of our expansion into the United States, we and our U.S. subsidiaries are subject to the US Brokerage Regulations. While we currently do not execute securities trades directly on the U.S. stock exchanges, we aggregate trade instructions from clients for securities traded on the major stock exchanges in the United States and collaborate with qualified third-party brokerage companies who execute and settle trade orders for our clients. Our wholly-owned subsidiary, Futu Inc., is registered with the SEC as a broker-dealer and is a member in good standing of FINRA. Another wholly-owned subsidiary of ours, Futu Clearing Inc., is also a member in good standing of FINRA and Depository Trust & Clearing Corporation, or DTCC, with capacity to provide clearing services in the U.S. As we continue to expand our business in the United States, we will be subject to the rules and regulations imposed by the SEC, FINRA and other regulatory authorities. In addition, U.S. domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. To continue to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We are required to comply with applicable anti-money laundering and counter terrorism laws and regulations in Hong Kong, the PRC, the U.S., Singapore and other relevant jurisdictions. These laws and regulations require financial institutions to establish sound internal control policies and procedures to guard against money laundering and terrorist financing. Such policies and procedures require us to, among other things, designate an independent anti-money laundering reporting officer, establish a customer due diligence system in accordance with relevant rules, record the details of client activities and report suspicious transactions to the relevant authorities. In addition, we are required to train our personnel and periodically test the adequacy of our policies and procedures.

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

Our policies and procedures may not be completely effective in detecting suspicious activity and preventing other parties from using us or any of our institutional funding partners as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our institutional funding partners comply with the applicable anti-money laundering laws and regulations, we and institutional funding partners may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arising from any failure of other online brokerage firms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation. See also “—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators.”

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

We may face difficulties and may need to incur legal costs in ensuring our compliance with the Competition Ordinance. We may also inadvertently infringe the Competition Ordinance and under such circumstance, we may be subject to fines, claims for damages and/or other penalties, incur substantial legal costs and experience business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

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

We anticipate that the net proceeds we received from our securities offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talented personnel to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. Our broker-dealer and insurance-broker subsidiaries, Futu Securities International (Hong Kong) Limited, Futu Inc., Futu Clearing Inc., Futu Singapore Pte. Ltd., and Futu Insurance Brokers (Hong Kong) Limited are subject to capital requirements determined by their respective regulators. If we fail to maintain the required level of liquid capital, the HK SFC, the SEC or the MAS may take actions against us and our business will be adversely affected.

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

Furthermore, while the internet and the mobile internet have gained increased popularity in China and Hong Kong as well as other parts of the world as platforms for financial products and content in recent years, many investors have limited experience in trading and using other financial services online. For example, investors may not find online content to be reliable sources of financial product information. If we fail to educate investors about the value of our platform and our services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for trading and other financial services and content is also affected by factors beyond our control, including negative publicity around online and mobile brokerage services and restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We depend on contractual arrangements with our VIE and its shareholders to operate a limited part of our business in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Although the vast majority of our business is conducted in Hong Kong, we depend on our VIE to conduct a limited part of our operations in China. In 2018, 2019 and 2020, we generated 0.4%, 0.2% and 0.3% of our total revenues through our VIE in China, respectively, whose assets accounted for 0.2%, 0.1% and 0.1% of our total assets during the same years, respectively. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010, and China experienced negative GDP growth in the first quarter of 2020 as a result of COVID-19. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We expect that part of our revenues will continue to be derived from our operations in China. Therefore, our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is reported to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our clients reside, and our activities and results of operations may be negatively impacted.

During 2018, 2019 and 2020, the United States imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Although we are not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in China and other markets as well as the financial condition of our clients. With the potential decrease in the spending powers of our target clients, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, Shen Si Network Technology (Beijing) Co., Ltd., or Shensi Beijing, Futu Internet Technology (Shenzhen) Co., Ltd., Shenzhen Shidai Futu Consulting Co., Ltd. and Shenzhen Qianhai Fuzhitu Investment Consulting Management Co., Ltd. are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through Shenzhen Futu, or our VIE, and its affiliates. Shensi Beijing has entered into a series of contractual arrangements with our VIE and its shareholders. In addition, pursuant to the resolutions of all shareholders of Futu Holdings Limited and the resolutions of the board of directors of Futu Holdings Limited, the board of directors of Futu Holdings Limited or any officer authorized by such board shall cause Shensi Beijing to exercise Shensi Beijing’s rights under the power of attorney agreements entered into among Shensi Beijing, Shenzhen Futu and the shareholders of Shenzhen Futu, as well as Shensi Beijing’s rights under the exclusive option agreement between Shensi Beijing and Shenzhen Futu. As a result of these resolutions and the provision of unlimited financial support from our Company to Shenzhen Futu, we are considered to be the primary beneficiary of our VIE for accounting purposes under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

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

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC VIE’s business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIE or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the PRC Foreign Investment Law, or the Foreign Investment Law, on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations on December 12, 2019, effective from January 1, 2020, to replace the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries.

We are an offshore holding company with some of our operations conducted in China. We may make loans to our PRC subsidiaries and VIE subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans provided by us to our PRC subsidiaries and VIE are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and VIE cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable PRC regulations. Any loan to be provided by us to our PRC subsidiaries and VIE with a term of one year or more must be recorded and registered with the National Development and Reform Commission. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offerings to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, or the SAT Circular 82, issued by SAT on April 22, 2009, and amended on December 29, 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

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

In addition to the uncertainties as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating the effectiveness of audit and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. As part of our continued efforts to ensure accuracy and high quality of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

Our ADSs could be delisted and prohibited from trading “over the counter” if the Public Company Accounting Oversight Board is unable to inspect our auditor who is located in China. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

It may be difficult for overseas authorities to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas authorities, including the SEC, the PCAOB, and the U.S. Department of Justice, can directly conduct investigation or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas authorities without PRC government approval. While detailed interpretation of or implementation rules under Article 177 are yet to be promulgated, the inability for overseas authorities to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Uncertainties exist with respect to the enforcement of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

In February 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentration involving VIE will also be subject to antitrust filing requirements. The Anti-Monopoly Guidelines for Internet Platforms became effective on February 7, 2021, but uncertainties exist with respect to its enforcement. Although we believe we do not engage in any of the foregoing situations, we cannot assure you that the regulators will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as violation of the Anti-Monopoly Guidelines for Internet Platforms, it may result in governmental investigations, fines and/or other sanctions against us.

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

The trading price of the ADSs has been volatile and has ranged from a low of US$8.16 to a high of US$204.25 since the ADSs started to trade on the Nasdaq Global Market on March 8, 2019. The market price for the ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
●	changes in the economic performance or market valuations of other financial service providers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;

●	conditions in the market for financial services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or the ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, the stock market in general has experienced large price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of the ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial, and may adversely affect the trading market for the ADSs.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares is entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

As of February 28, 2021, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Qiantang River Investment Limited, an existing shareholder of ours beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute 45.6% of our total issued and outstanding share capital and 94.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

In addition, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. Several shareholder advisory firms have also announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

Under the deposit agreement for the ADSs, if you do not give instructions for voting the Class A ordinary shares underlying your ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting if:

●	we have timely instructed the depositary to disseminate a notice of meeting and provided the depositary with a notice of meeting and related voting materials;
●	we have instructed the depositary that we wish a discretionary proxy to be given;
●	we have informed the depositary that as of the instruction date we reasonably don’t know of any substantial opposition as to a matter to be voted on at the meeting; and
●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders’ interests.

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

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our future ability to raise capital through equity offerings in the future. All of the ADSs sold in our initial public offering and follow-on offering are freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares that are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares that are represented by your ADSs, in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law either (i) to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or (ii) to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our memorandum and articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also rely on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2020. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

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

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

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

Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, was incorporated under the laws of Hong Kong by Mr. Leaf Hua Li, our founder, chairman and chief executive officer, in April 2012. In October 2012, Futu International Hong Kong became a securities dealer registered with the HK SFC by obtaining a Type 1 License for dealing in securities. Futu International Hong Kong obtained a Type 2 License for dealing in future contracts, a Type 4 License for advising on securities, a Type 9 License for asset management, a Type 5 License for advising on future contracts, a Type 7 License for providing automated trading services and a Type 3 License for leveraged foreign exchange trading from the HK SFC subsequently in July 2013, June 2015, July 2015, August 2018, August 2019 and December 2020, respectively. In October 2014, Mr. Li transferred all of Futu International Hong Kong’s shares to Futu Holdings Limited, or Futu Holdings, our holding company. Futu International Hong Kong established two wholly-owned PRC subsidiaries, Shenzhen Shidai Futu Consulting Limited, or Shenzhen Shidai, and Shenzhen Qianhai Fuzhitu Investment Consulting Management Limited, or Shenzhen Qianhai, in May 2015 and August 2015, respectively.

In April 2014, Futu Holdings was incorporated under the laws of the Cayman Islands as our holding company. In May 2014, Futu Securities (Hong Kong) Limited, or Futu Hong Kong, was incorporated under the laws of Hong Kong as a wholly-owned subsidiary of Futu Holdings. Futu Hong Kong established two wholly-owned PRC subsidiaries, Shensi Network Technology (Beijing) Co., Ltd., or Shensi Beijing, and Futu Network Technology (Shenzhen) Co., Ltd., or Futu Network, in September 2014 and October 2015, respectively, which are referred to as our PRC WFOEs in this annual report. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Shensi Beijing later entered into a series of contractual arrangements with Shenzhen Futu, which we refer to as our VIE in this annual report, and its shareholders. For more details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” As a result of our direct ownership in our PRC WFOEs and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treated our VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

We operate our business mainly through Futu International Hong Kong, which is a HK SFC-regulated entity that holds the relevant licenses related to our securities brokerage and wealth management business. In 2018, 2019 and 2020, we generated revenues of HK$795.0 million, HK$1,029.8 million and HK$3,248.3 million (US$418.9 million), accounting for 98.0%, 97.0% and 98.1% of our total revenues, respectively, from Futu International Hong Kong, whose assets amounted to HK$15.5 billion, HK$20.7 billion and HK$70.0 billion (US$9.0 billion), accounting for 96.8%, 96.9% and 98.1% of our total assets as of the end of the same years, respectively, taking intercompany transaction offset into consideration. We also conduct research and development activities in China through Futu Network and our VIE. In 2018, 2019 and 2020, we generated revenues of HK$3.2 million, HK$2.3 million and HK$9.3 million (US$1.2 million), accounting for 0.4%, 0.2% and 0.3% of our total revenues, respectively, from Futu Network and our VIE, whose assets amounted to HK$224.8 million, HK$380.5 million and HK$371.0 million (US$47.8 million), accounting for 1.4%, 1.8% and 0.5% of our total assets as of the end of the same years, respectively, taking intercompany transaction offset into consideration.

We strategically established Futu Financial Limited, Futu Lending Limited and Futu Network Technology Limited, each a wholly-owned subsidiary of our company in Hong Kong, in April 2017, April 2017 and August 2015, respectively, for the purpose of our potential business expansion in the future. In August 2019, we acquired Golden Jade Wealth Management Limited, and renamed it as Futu Insurance Brokers (Hong Kong) Limited in January 2020. Futu Insurance Brokers (Hong Kong) Limited was registered with the Professional Insurance Brokers Association in Hong Kong immediately before the commencement of the new regulatory regime for insurance intermediaries on September 23, 2019. Hence, under the Insurance Ordinance (Cap 41 of the Laws of Hong Kong), Futu Insurance Brokers (Hong Kong) Limited is deemed to be a licensed insurance broker company for a period of three years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance (Cap 41 of the Laws of Hong Kong).

In addition, we established Futu Inc., Futu Clearing Inc., Moomoo Inc., Futu Futures Inc. and Futu Wealth Advisors Inc., each a wholly-owned subsidiary of Futu US Inc., our subsidiary in the United States, in December 2015, August 2018, March 2018, May 2019 and July 2020, respectively, in order to improve our ability to offer investing services in overseas markets. Futu Inc. is registered as a broker-dealer with the SEC and is a member in good standing of the Financial Industry Regulatory Authority, or FINRA, authorized to conduct business as an introducing broker in compliance with SEC and FINRA rules. Futu Clearing Inc. is also registered with the SEC as a broker-dealer and is a member in good standing of FINRA as well as a member of Depository Trust & Clearing Corporation, or DTCC, with capacity to provide clearing services in the United States. Moomoo Inc. operates the international version of our trading platform primarily for U.S. and Singapore retail investors. Futu Futures Inc. is registered as a futures commission merchant with the Commodity Futures Trading Commission and is a member of good standing of the National Futures Association. Futu Wealth Advisors Inc. is registered with the SEC as a registered investment advisor.

On October 1, 2020, Futu Singapore Pte. Ltd., our wholly-owned subsidiary in Singapore, became a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services (CMS) License.

On March 8, 2019, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “FHL.” We raised from our initial public offering US$91.9 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. On October 17, 2019, we changed our symbol from “FHL” to “FUTU.”

In August 2020, we completed a follow-on public offering of ADSs, and raised US$301.8 million in net proceeds after deducting underwriting discounts and offering expenses payable by us. In December 2020, we raised US$262.5 million in net proceeds from the private placement of our Class A ordinary shares in the form of prepaid warrants to a leading global investment firm.

Our principal executive offices are located at 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China. Our telephone number at this address is +852 2523-3588. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.futuholdings.com. The information contained on our website is not a part of this annual report.

B.    Business Overview

We are a one-stop financial technology platform aiming to transform the investing experience with our fully digitized brokerage and wealth management platform. Technology permeates every part of our business, allowing us to offer a redefined user experience built upon an agile, stable, scalable and secure platform. We primarily serve the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. As of December 31, 2020, we had a user base of 11.9 million, 1,419,734 registered clients, and 516,721 paying clients.

We launched our business on the premise that no one should be precluded from investing on the basis of prohibitive transaction costs or market inexperience. We thus designed a platform around an elegant user experience integrating clear and relevant market data, social collaboration, trade execution and wealth management. Over the last nine years we have continuously enhanced our technology and built a comprehensive, user-oriented and cloud-based platform that is fully-licensed to conduct securities brokerage, wealth management and other financial services. This serves as a foundation from which we execute our growth strategies with an operating efficiency that allows us to offer commission rates that are significantly lower than industry average. As of December 31, 2020, approximately 69.9% of our workforce engaged in research and development, reflecting the degree to which technological excellence is entrenched in every aspect of our business.

We provide investing services through our proprietary digital platform, Futubull, a highly integrated application accessible through any mobile device, tablet or desktop. Our primary fee-generating services include trade execution as well as margin financing and securities lending, which allow our clients to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets. In August 2019, we introduced our wealth management business by launching the Futu Money Plus wealth management service, which offers fund products from 39 leading fund houses around the world as of December 31, 2020, catering to different investment targets and risk preferences of our clients. As of December 31, 2020, over 42,000 clients held wealth management positions, and total client asset balance in wealth management products was HK$10.2 billion (US$1.3 billion).

We enhance our users’ and clients’ investing experience with market data and information services such as news, research, and powerful analytical tools, providing our clients with a data rich foundation to simplify the investing decision-making process. In addition, we also provide IPO subscription, investor relations and ESOP solution services to our corporate clients under our integrated enterprise service brand, Futu I&E. As of December 31, 2020, we had 159 ESOP solution clients and 105 IPO subscription and investor relations clients.

We further broaden our reach and promote the exchange of information through NiuNiu Community, our social network services. We have embedded social media tools to create a network centered around our users, reduce information asymmetry and support the investing decision-making process. For instance, users can exchange market views, watch live broadcasts of corporate events and participate in investment education courses offered through the NiuNiu Classroom. Our social network serves as a powerful engagement tool where in December 2020, the average DAUs reached over 679,000. In addition, in December 2020, users who were active on a daily basis spent an average of 37.8 minutes per trading day on Futubull. These user activities provide invaluable user data which informs our product development and monetization efforts.

We have a young, active and rapidly expanding user and client base. Our clients have a median age of 34 and are generally high earning. On average, a client who traded in 2020 executed over 189 trades with a total trading volume of HK$7.6 million (US$1.0 million). Our total client asset balance increased from HK$50.9 billion as of December 31, 2018 to HK$87.1 billion as of December 31, 2019, and further to HK$285.2 billion (US$36.8 billion) as of December 31, 2020. Furthermore, our client base is loyal. On average, we retained over 98% of our paying client base on a quarterly basis in 2020. We grow our client base mainly through online and offline marketing and promotional activities, including those through external marketing channels that we cooperate with and directly pay for as well as promotions and marketing campaigns conducted by us on our platform, word-of-mouth referrals, third-party channel partners and our corporate services.

We closely collaborate with our strategic investor, Tencent Holding Limited, or Tencent, across a number of areas including our enterprise business, technology infrastructure and talent recruitment and training. Our collaboration is in part driven by our shared values of technological excellence and innovation. In December 2018, Shenzhen Futu, one of our operating entities in China, entered into a strategic cooperation framework agreement with Shenzhen Tencent Computer System Co., Ltd. (深圳市腾讯计算机系统有限公司), a subsidiary of Tencent. Pursuant to the strategic cooperation framework agreement, subject to further definitive agreements to be entered into between the parties and to the extent in compliance with applicable laws and regulations, Tencent agreed to cooperate with us in traffic, content and cloud areas through Tencent’s online platform. In addition, to the extent permitted by the applicable laws and regulations, we and Tencent agreed to further explore and pursue additional cooperation opportunities for potential cooperation in the area of fintech-related products and services to expand both parties’ international operations.

We have achieved significant growth in our user and client base, client assets, and revenues. Our paying clients increased from 132,821 as of December 31, 2018 to 198,382 as of December 31, 2019 and further to 516,721 as of December 31, 2020. In 2020, we achieved 160.5% year-over-year growth in our total number of paying clients. Our total client asset balance increased from HK$50.9 billion as of December 31, 2018 to HK$87.1 billion as of December 31, 2019, and further to HK$285.2 billion (US$36.8 billion) as of December 31, 2020. Our total revenues grew from HK$811.3 million in 2018 to HK$1,061.6 million in 2019, and further to HK$3,310.8 million (US$427.0 million) in 2020. We had a net income of HK$138.5 million in 2018 and a net income of HK$165.7 million in 2019, and our net income further grew to HK$1,325.5 million (US$171.0 million) in 2020.

Impact of COVID-19 and Our Responses and Opportunities

The ongoing COVID-19 pandemic has disrupted the business operations of many companies in China. We have taken a series of measures in response to the outbreak to protect our employees, including, among other things, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. Our operations, including our services to our clients and internal control over financial reporting, have not been materially and adversely affected by these measures as we timely implemented our business continuity plan.

Many traditional financial institutions that rely heavily on offline account opening and customer service models have had to suspend the operations at their physical branches as a result of the pandemic, which underscores the merits of a pure online one-stop financial technology platform where clients can enjoy an end-to-end mobile experience for everything from account opening to trade execution, margin lending, mutual fund investments, market news and social interaction.

We witnessed huge market volatility in the global capital markets in 2020. Such volatility has led to new account sign-ups, increasing trading velocity and higher net asset inflow, which benefited our operating and financial results for the period. Despite the increased market volatility, our rigorous risk management systems and procedures have prevented us from incurring any material losses in relation to margin financing business as of the date of this annual report. To date, we have not identified any material COVID-19-related contingencies or impairments.

But there is still uncertainty around the duration of the pandemic and the possibility of other effects on our business. In the event that this epidemic cannot be effectively and timely contained, our ability to consistently offer new products and services in the future may be disrupted, which in turn may harm the growth rate and retention of our clients, as well as our financial performance generally. Further, while we experienced business growth in 2020, we cannot predict whether this will continue at the same level during 2021, when clients may be able to once again physically visit offline branches. The near-term economic impact of the COVID-19 outbreak is also uncertain. Given the global nature of the Chinese economy, a sustained negative growth in the worldwide economy may adversely impact the Chinese economy, which could, in turn, adversely affect our financial condition and results of operations, if investors reduce net asset inflows or trading volumes in reaction to the economic uncertainty.

Our Platform

Overview

We operate a leading technology-driven online brokerage and wealth management platform in Hong Kong and have been licensed in Hong Kong by the HK SFC for our securities business since 2012. We obtained from the HK SFC a Type 1 License for dealing in securities in 2012, which, among other activities, allows us to engage in trading and broking of securities and engage in securities margin financing activities for our clients. We have also obtained from the HK SFC a Type 2 License for dealing in future contracts, a Type 3 License for leveraged foreign exchange trading, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts, a Type 7 License for providing automated trading services and a Type 9 License for asset management. For more details on our licenses, see “—Licenses” and “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Types of regulated activities.”

Our platform, Futubull, allows investors to trade securities and invest in fund products and surrounds this core functionality with a variety of products and services designed to facilitate the investing process. Specifically, our platform allows investors to execute equity and equity-related trades quickly and securely with access to margin financing. Around the investing functionality, our platform provides real-time stock quotes, market data and news as well as an interactive investor community where our users and clients can exchange investment views and ideas. Our platforms are available in the form of mobile apps and tailored desktop applications. We also offer websites and applications for our corporate clients, such as Futu ESOP Management System.

We serve both users and clients. Our user base has grown from 5.6 million as of December 31, 2018 to 7.5 million as of December 31, 2019, and further to 11.9 million as of December 31, 2020. Our MAUs increased from 374,692 in December 2018 to 615,199 in December 2019, and further to 1,831,807 in December 2020. Our average DAUs increased from 151,700 in December 2018 to 208,340 in December 2019, and further to 679,565 in December 2020. Our user base is a critical source of data for our platform, a pipeline for growing our client base and the foundation of our social community.

We define “registered clients” or “clients” as users who open one or more trading accounts with Futu Securities International (Hong Kong) Limited, and “paying clients” as clients with assets in their trading accounts with Futu Securities International (Hong Kong) Limited. Our client base has grown rapidly from 502,452 as of December 31, 2018 to 717,842 as of December 31, 2019, and further to 1,419,734 as of December 31, 2020, of which 516,721 were paying clients.

Platform Cornerstones

We aim to provide a superior and comprehensive investing experience through the following three cornerstones:

●	Convenience: digitized, seamless with excellence in execution.
●	Connectivity: interactive and engaging.
●	Stability: reliable and secure.

Convenience

We have designed every step of our investing experience, from sourcing and researching ideas to trade execution and subsequent portfolio management, with a goal to create a simple and convenient experience. We identify the hurdles that investors, particularly retail investors, face along the investing journey, and we strive to mitigate inconvenience and information asymmetry through our platform with data and technology. For example:

●	we digitally provide all brokerage and wealth management services, including trade execution, cross-market funding, clearing and settlement, mutual fund subscription and redemption;
●	we were the first brokerage company in Hong Kong to offer completely online-based trading account opening service among leading players; and
●	our users and clients can access our platform anytime through a unified account on multiple devices, including Apple and Android devices as well as Windows- or Mac-based desktop operating systems.

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

Stability

We recognize that investing is a meaningful component of our clients’ broader wealth management, for which the reliability and security of our platform is critical. Those attributes differentiate us from other market players. For example:

●	our platform features an automated multi-level protection mechanism to ensure the services and functions we deliver to our users and clients are secure;
●	we have adopted strict security policies and measures, including encryption technology and a two-factor authentication function, to protect our proprietary data such as clients’ personal information and trading data;
●	our cloud technology allows us to process large amounts of data in-house, which significantly reduces the risks involved in data storage and transmission;
●	we back up our data at different servers spread across different locations;

●	we process and execute all of our orders and transactions electronically, greatly minimizing risks associated with human error while maintaining the stability of our platform. Our overall system has achieved 99.96% availability rate in 2020; and
●	our proprietary technology system analyzes and predicts malicious attacks and enables us to respond to challenges and attacks promptly.

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

We mainly operate our securities brokerage business through Futu Securities International (Hong Kong) Limited, or Futu International Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong, which is a licensed company permitted by the HK SFC to carry out securities dealing and is regulated by the Securities and Futures Ordinance. We were granted a Type 1 License for dealing in securities in 2012 and have become a participant of the Stock Exchange of Hong Kong Limited as a licensed broker since then. See “—Licenses.”

Account Opening

Opening a brokerage account has historically been a time-consuming and paper-intensive process, both for investors and brokerages. In developing our platform, we intended to break down this point of friction and meaningfully improve the account opening process. We believe that a significant driver of our client base growth is our ability to reduce unnecessary friction in the account opening process. In 2020, we opened over 701,000 new accounts, as compared to over 215,000 in 2019. We are the first licensed brokerage company to provide 100% online-based trading account opening services among leading players in Hong Kong, and we provide this functionality through Futubull, which allows an application to be completed in as little as three minutes.

For investors who are residents in Hong Kong, the two steps involved in opening trading accounts with us are set forth below:

●	Step 1: Online application. Users of Futubull, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel. The online application process can typically be completed in less than three minutes.

●	Step 2: Verification procedures. Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. If the prospective client chooses to complete the verification procedures online, in accordance with the HK SFC rules promulgated in July 2018, we will require him or her to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the trading account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong, and (iii) transfer no less than HK$10,000 into the trading account from that personal bank account, or mail to us a check in the amount of HK$10,000 or more together with relevant identification documents, to conduct verification. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed and the trading account will be automatically opened. We also offer traditional offline verification, where a prospective client may meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

Our prospective clients who are residents in China can also open Hong Kong trading accounts online. Online verification procedures for residents in China can be completed once the information of a prospective client’s PRC identification matches the information in the identification database and linked to his or her debit card opened with a China-based bank and other submitted documents. For details of the verification procedures for China-based clients, see “—Risk Management—Brokerage Service Risk Management.” As the technologies and practices in connection with online trading accounts opening services are in early stages of development, we are subject to evolving laws, regulations, guidelines, and other regulatory requirements with respect to our online account opening procedures. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators” and “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—Our online client onboarding procedures do not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.”

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

Trade execution

Once a client has opened a trading account they may place orders through our platform. Placing an order is simple and intuitive and involves identifying the securities and the size of the trade, either in terms of the number of shares or the value of the trade in instances where fractions of a share can be traded.

The trade execution process is entirely online and automated. We aggregate orders simultaneously and form trading instructions which are delivered to respective exchanges. As we are a licensed broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the CCASS clearing system, we manage all steps involved in processing securities transactions independently for securities listed on the Hong Kong Stock Exchange, or those listed on the Shenzhen Stock Exchange or the Shanghai Stock Exchange and qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect. These automated steps include order confirmation, receipt, settlement, delivery and record-keeping. Additionally, we had 200 throttling controllers connected to the trading system of the Hong Kong Stock Exchange as of December 31, 2020, allowing us to execute a large amount of trading transactions simultaneously.

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

In addition, we facilitate the trading of derivatives, such as warrants, options, futures and callable bull/bear contracts, or CBBC, on the Hong Kong markets and options and futures on the U.S. markets. We also provide dark pool trading services and new share subscription services in relation to IPOs on the Hong Kong Stock Exchange, and new share subscription services in relation to select IPOs on the New York Stock Exchange and the Nasdaq Stock Market. In addition, we provide API services which allow clients to trade through our platform using their own program.

In 2020, the total value for transactions executed through our platform with respect to securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. reached approximately HK$1,261.3 billion (US$162.7 billion) and HK$2,161.7 billion (US$278.8 billion), respectively, compared to HK$427.6 billion and HK$427.3 billion, respectively, in 2019, and HK$491.2 billion and HK$415.0 billion, respectively, in 2018. The brokerage commission and handling charge income we earned for securities traded on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. accounted for 21.4% and 38.7% of our total revenues in 2020, respectively, 24.7% and 23.4% of our total revenues in 2019, respectively, and 28.0% and 22.3% of our total revenues in 2018, respectively. As of December 31, 2018, 2019 and 2020, the total balance of client assets was HK$50.9 billion, HK$87.1 billion and HK$285.2 billion (US$36.8 billion), respectively.

Margin Financing and Securities Lending Services

Our margin financing and securities lending services provide real-time, cross-market securities-backed financing to our clients. We have grown these services rapidly since introduction, a reflection, we believe, of both our ability to cross-sell as well as our clients’ receptivity to increasingly sophisticated investing tools delivered seamlessly. As of December 31, 2020, 50.0% of our clients who had traded through our platform had used our margin financing and securities lending services.

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

Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is determined based on the securities across all of his or her trading accounts. The margin financing services for eligible margin financing clients are activated automatically, when the funds in their accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines.

A list of securities acceptable as collateral to us and their respective margin ratios are regularly updated and shared with our clients. Our risk management team determines the margin ratio for each of the acceptable securities based on the trading frequency, historical price fluctuations and general market volatility. We also reference the financing terms of major financial institutions in establishing our margin ratios, and we typically find our margin ratios to be equal or higher. We believe this has differentiated our prudent risk controls. Our margin ratios are monitored in real-time and our risk management team reviews and adjusts the margin ratio for each acceptable security on a regular basis and more frequently in the case of a significant and rapid price decline. See “—Risk Management—Margin Financing Risk Management.”

We charge an annualized interest rate on margin financing. We launched our margin financing service for securities listed on the Hong Kong Stock Exchange in July 2016, and charged an annualized interest rate on margin financing at 6.8% in 2018, 2019 and 2020. We launched our margin financing service for securities listed on the major stock exchanges in the U.S. in February 2017, and charged an annualized interest rate on margin financing at 4.8% since then. We charged an annualized interest rate for qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect at 8.8% since we launched such business in July 2018.

For clients who trade securities listed on the major stock exchanges in Hong Kong and the U.S., we offer securities lending services by lending securities we obtain from our securities lending partner. This service allows our clients to pursue short-selling strategies. We launched the U.S. short selling service in February 2017 and the Hong Kong short selling service in December 2020. To borrow securities, our clients must pledge cash or acceptable securities from in-house trading accounts. For U.S. short selling, the interest rate that we charge our clients is based on an annualized interest rate charged by our securities lending partner, plus an approximate 3% premium which we earn as a handling fee. We collect and pay interest to our securities lending partner. For Hong Kong short selling, we have a self-built reserve pool using the securities held by our clients.

When we launched our margin financing business, we financed mostly from our own working capital and shareholder loans. We have diversified the source of our financing through collaboration with our financial institution partners where we can combine collateral from our clients into portfolios and pledge the portfolios to financial institutions for commercial loans. As of December 31, 2020, 68.7% of margin financing was financed through our financial institution partners. For margin financing services related to securities listed on the major stock exchanges in Hong Kong and the U.S., we have entered into loan facility agreements with commercial banks in which we agree on the maximum facility limit, maturity and annualized interest rates. The loan facility agreements are typically governed by the laws of Hong Kong. For securities listed on the major stock exchanges in the U.S., a third-party brokerage company we partner with for trade execution and settlement also extends to us margin financing credit on an aggregate basis, which we then distribute to our clients based on their orders. The business agreement we have entered into with such partner has an indefinite term and can be terminated by either party at any time. The agreement is governed by the laws of Hong Kong.

As of December 31, 2018, 2019 and 2020, our margin financing and securities lending balance was HK$3.2 billion, HK$4.8 billion and HK$19.5 billion (US$2.5 billion), respectively. For the years ended December 31, 2018, 2019 and 2020, our interest income derived from margin financing and securities lending business was 27.9%, 24.4% and 17.3% of our total revenues, respectively. We charge brokerage commission fees and platform service fees on margin trading and short selling. See “—Our Services—Trading, Clearing and Settlement.”

Stock Yield Enhancement Program

We launched the Stock Yield Enhancement Program, or the SYEP, in October 2019 with a third-party brokerage company. This program allows clients to earn interest on their U.S. securities positions by lending their securities out to that third-party brokerage company. Our clients can choose to opt in and out of the program at any time. When clients choose to participate in the program, we transfer their U.S. securities positions from regular trading accounts to SYEP accounts with the third-party brokerage company, which borrows securities from the SYEP accounts on a daily basis and sends us statements with details on the number of borrowed shares and total interest income. The third-party brokerage company earns 40% of the total interest income, while our company and the client each earns 30%.

Wealth Management Services

We offer online wealth management services under the brand Futu Money Plus, which give our clients access to mutual funds, private funds and bonds, catering to different investment targets and risk preferences of our clients.

●	Mutual Funds. Under mutual funds, we offer money market, fixed income, equity and balanced funds products to all clients. We currently charge zero subscription fees on all mutual fund products and share management fees with the fund houses that provide mutual fund products.
●	Private Funds. In June 2020, we began to offer private funds products, including fixed income, hedge fund and alternative investments, to professional investors only. We may charge subscription fee on the private funds and share management and incentive fees with the fund partners that provide private funds.
●	Bond Trading. In September 2020, we launched bond trading services, which are available to professional investors only. For bond trading, we charge a commission based on the trading volume, a platform service fee per transaction and an annualized fee on settlement as custodian.

We do not disclose client information to the fund houses we are collaborating with but execute solely through our own aggregated accounts. Our clients complete the entire transaction, access updated transaction records and monitor changes in positions through our platform.

As of December 31, 2020, over 42,000 clients held wealth management positions with us, with client asset balance in wealth management products totaling HK$10.2 billion (US$1.3 billion).

Market Data and Information Services

Market Data

We provide real-time stock quotes across the China, Hong Kong, the United States and Singapore equity markets. Our U.S. Level II stock quotes are free for all clients. Our Hong Kong Level II stock quotes are free for all China-based clients, and we charge a monthly fee on Level II stock quotes for Hong Kong-based clients. We also offer a variety of advanced stock quote services to our clients, for which we charge a monthly fee.

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

Information Services

We distill investment information and trends into engaging, accessible and diversified content, guiding investors along the investing experience and helping to simplify the decision-making process.

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

User Community and Social Interaction Functions

We improve the investing experience of our users and clients by facilitating a social user community, NiuNiu Community, embedded within our Futubull platform. NiuNiu Community serves as an open forum for users and clients to share insights, ask questions and exchange ideas. Specifically, NiuNiu Community offers the following unique features:

●	community diversity, as users and clients can interact directly with their peers, company executives and thought leaders within the investing community, such as financial journalists and academics;
●	extensive content, ranging in complexity from investing basics to sophisticated analytical guides for professional investors;
●	digital delivery, as all our content is designed for digital consumption and delivered through diversified media formats, such as short-form videos and presentation slides;
●	gamification, as we employ game design elements within our platform such as investment and engagement scoring, which serves to simulate the investing experience and better prepare our users and clients for real-world investing; and
●	platform influence, as we use NiuNiu Community as an important source of both direct (communicated) and indirect (observed) feedback that we use to consistently evolve our platform.

Corporate Services

We provide IPO subscription and ESOP solution services to corporate clients under our integrated enterprise service brand, Futu I&E (富途安逸). We offer a variety of IPO subscription services to investors and have served as the co-bookrunner and co-manager for a number of landmark Hong Kong and U.S. initial public offerings. We have worked with 105 corporate clients as of December 31, 2020 to distribute or promote their shares to retail investors during or after their initial public offerings. After companies are listed, we continue to deliver a range of investor relations services to help companies manage their ongoing relationships with shareholders, including comprehensive stock data and corporate information via our investor-facing homepage, investor education, community events, video broadcasting and others.

We also provide a one-stop ESOP service to help enterprise clients with their ESOP administration, including the granting, vesting, exercise and settlement of the stock awards. In addition, we collaborate with other professional third parties to provide relevant tax planning and withholding, overseas trust service and foreign exchange registration. As of December 31, 2020, we have entered into ESOP service contracts with 159 corporate clients.

Our Operations in the United States

In February 2019, FINRA approved Futu Inc. as an underwriting or selling group participant. Our wholly-owned subsidiary, Futu Clearing Inc., is also a member in good standing of FINRA and DTCC capable of providing clearing business in the United States.

We continued to optimize the user experience of our trading platform moomoo, the international version of Futubull. As of December 31, 2020, moomoo had over 169,000 users, a substantial majority of whom are U.S. retail investors.

Trading, Clearing and Settlement Services

Typically, investors who are U.S. residents may open trading accounts through the following two steps:

●	Step 1: Online application. Users of our moomoo platform can submit an account opening application online using mobile or PC devices by following simple instructions. Users are required to provide certain basic information that help to understand their financial conditions, such as employment history, source of funds and other related information. Users must also read and consent to a customer agreement, a margin agreement, and other required documents and risk disclosures. The online application process can typically be completed in less than three minutes.
●	Step 2: Verification procedures. Once we receive a completed online application, we automatically use the information supplied by the user to perform know-your-client and anti-money laundering screening. If a user’s application passes the screening, the user is approved for a brokerage account. Occasionally, a second tier of review may necessitate a few additional steps for clients who need to authenticate their identities or verify their credentials.

Once having a trading account, a user may place orders through our platform. We offer an automated and streamlined process to open additional trading accounts for trading securities of companies listed on the major stock exchanges in the U.S., the Hong Kong Stock Exchange or securities of companies qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect, either simultaneously during the account opening process or after they have opened their first trading accounts with us.

The trade execution process is entirely online and automated. For securities traded on the major stock exchanges in the U.S., we aggregate orders simultaneously and form trading instructions which are delivered to our execution broker in the U.S. without disclosing underlying client names or fund details. For Hong Kong or Shanghai and Shenzhen Stock Connect securities, we aggregate trade instructions from clients and, without disclosing underlying client names or fund details, collaborate with our Hong Kong affiliate Futu Securities International (Hong Kong) Limited for execution and settlement. From the client’s perspective, the process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds.

As a result of the operational efficiencies afforded by our technology, we are able to offer free commission for U.S. securities trading, and competitive commission and platform fee for foreign securities. Our revenues from securities brokerage services mainly includes U.S. IPO concession and margin interest.

Our Users and Clients

Demographic

As of December 31, 2020, we had 11.9 million users on our platform, among which 1,419,734 were our registered clients and 516,721 were paying clients. The number of our users is determined based on the user accounts registered with Futubull, among which users who have opened trading accounts with Futu Securities International (Hong Kong) Limited are defined as registered clients and clients who have assets in their trading accounts with Futu Securities International (Hong Kong) Limited are defined as paying clients. Since the remaining user base of 10.5 million as of December 31, 2020 are yet to be our registered clients, we believe such large user base demonstrates our significant potential to convert these users into our registered and paying clients, which contribute to the growth of our trading volume and ultimately drive our revenues. As we expand our business in the future, leveraging our large user base, we will continue to unleash the full potential of our platform and explore more monetization opportunities. For example, we cross-sell wealth management products to our paying clients to further penetrate into their wallet share. We may further monetize our user traffic through new business initiatives such as targeted advertisement. In addition, by providing free market data and information, a socially engaged online community and superior user experience on our platform, our user and client base has grown rapidly by existing users’ word-of-mouth referral, which has enabled us to promote our brand with relatively low marketing costs.

Users

Our users engage Futubull by downloading our mobile or desktop applications, or visiting our website, and registering a user account. Users are able to receive market data, select research and other information services and engage in the NiuNiu Community free of charge.

Our user base has grown from 5.6 million as of December 31, 2018 to 7.5 million as of December 31, 2019, and further to 11.9 million as of December 31, 2020. We had 1,831,807 MAUs in December 2020, as compared to 615,199 in December 2019, and 374,692 in December 2018. In December 2020, we had an average of 679,565 DAUs, compared to 208,340 in December 2019 and 151,700 in December 2018. In December 2020, our users who were active on a daily basis spent an average of 37.8 minutes per trading day on our Futubull platform.

Users who have not opened trading accounts with us represent an important pipeline for our client acquisition.

Clients

Our client base has grown from 502,452 as of December 31, 2018 to 717,842 as of December 31, 2019 and further to 1,419,734 as of December 31, 2020. In December 2020, among the clients who visited our platform at least once, a client visited 17.1 days on average. On average, we retained over 98% of our paying client base on a quarterly basis in 2020.

Our clients are generally high earning. In addition, our clients are generally young. As of December 31, 2020, the median age of our clients was 34. The demographics of our client base are substantially the same as our broader user base.

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

In 2020, we also focused on cooperating with third-party channel partners who address similar client profiles as ours to acquire users and clients.

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

In May 2020, we established a technology committee headed by Mr. Leaf Hua Li, our founder, chairman and chief executive officer, and comprised of key personnel in our research and development department to fulfill the function of our previous chief technology officer position. The key responsibilities of the technology committee include formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. The committee members have extensive experience in the industry and will further boost our technology leadership and advancement. Our strategic investor, Tencent, has advised on the formation and operation of our technology committee.

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

Highly Stable and Scalable System

We use distributed infrastructure as the foundation for our trading system, employing a number of interrelated servers in order to mitigate the risk of a single server disrupting the whole system. In the event an error occurs with any single server, our distributed technology ensures an immediate and automatic switch to additional servers to ensure continuous operation. Our overall system achieved a 99.96% availability rate in 2020, and our core servers are deployed in different locations as a matter of disaster avoidance and recovery.

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

Agile Research and Development Capability

Through the construction of research and development tools and components, we improve our research and development efficiency while ensuring quality and system stability. In 2020, our technology team released 86 new versions of our mobile app and desktop client. To further improve research and development efficiency, we built our activity configuration system with configurable template abstraction for various routine operational activities. The average launch cycle and necessary manpower for such activities have been effectively reduced compared to traditional development methods.

In addition, we believe that our heavily tech- and research- and development-oriented employee structure lays a solid foundation for our ability to continually develop innovative solutions and enhance our existing service offerings. Our research and development teams are primarily organized into three teams, including a platform and trading development team, a client development team and a web development team. Our core research and development team consists of experienced engineers and technology experts with extensive experience in structure design supporting massive transactions, and the majority of them have work experience with leading internet and technology platforms in China. Most of our research and development personnel are based in Shenzhen, China.

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

Risk Management

We have established a comprehensive and robust technology-driven risk management system to manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management committee formulates key risk management policies and procedures and consists of a compliance officer with over 20 years of experience in the auditing, compliance and regulatory profession, a certified accounting officer with the Hong Kong Institute of Certified Public Accountants with over 9 years of experience in the financial industry, a risk officer who has over 16 years of experience in trading and risk management businesses, and 5 seasoned responsible officers in the brokerage industry. Our risk management committee empowers our risk management team, consisting of 9 employees having relevant experience between 7 to 26 years, to execute these policies and procedures.

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

Effective from January 1, 2020, we adopted FASB ASC Topic 326-“Financial Instruments-Credit Losses,” or ASC Topic 326, which replaced the incurred loss methodology with the current expected credit loss methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. For the year ended December 31, 2020, expected credit loss expenses of HK$9.1 million (US$1.2 million) resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 was recognized in “Others, net”.

Wealth Management Risk Management

We process each purchase and redemption order automatically online, and record such order in our internal system in real time. Our risk management team is able to monitor corresponding order data in real time. At the same time, information on changes in positions and orders will be updated in real time for the client. We submit aggregated orders to the corresponding fund houses. Upon the fund house’s confirmation of successful purchase or redemption, we will update the client’s account accordingly. As a result, we do not undertake any credit risk in connection with our wealth management services.

In order to ensure data accuracy in the transaction settlement process, we have developed a strict verification and reconciliation process, including the reconciliation of purchase and redemption orders and changes in clients’ positions with corresponding fund houses within each trading day.

For bond trading, we submit each buy and sell order to a bank partner through real-time APIs, and record such order in our system. For each buy order, we first freeze a client’s cash based on the expected order amount, and then submit the order to the bank partner. When the trade is completed, we will update the client’s account accordingly and unfreeze the order amount. We therefore ensure that the client has sufficient cash to close the trade.

In addition, we have adopted client suitability assessment and investment products due diligence procedures for our wealth management business. Each client is required to fill in a suitability questionnaire for the purpose of assessing client’s risk profile, and we assign risk ratings for every mutual fund, private fund and bond we offer. A client can only purchase wealth management products with risk ratings that match his or her risk profile. Only professional investors can access private funds and bonds through our platform. We currently do not provide financing to clients to purchase wealth management products.

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

Data Security and Protection

We have established a comprehensive security system, Futu Monolith Safety Protection System, or FMSPS, to provide industry-leading level of protection of information related to our clients, their accounts and their transactions with the support of our network situational awareness and risk management system. FMSPS has obtained ISO27001 Information Securities Management System Certification.

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted a strict data protection policy to ensure the security of our proprietary data. We apply encryption algorithms with high security levels to all user activities such as logins, account asset reviews and transaction-making to ensure data safety. Our official website is equipped with a 2048-bit EV certificate, and all data transmissions are completed through encrypted channels. Our Futubull platform maintains a high data protection standard, with a random key applied to each data transmission to ensure the security of the information. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We also set up a firewall to segregate our core user data and require strict access digital permission to access any core data throughout our entire operation. We strictly control and manage the use of data within our various departments and do not share any personal data of our users and clients with external third parties. We have measures in place to prevent staff from improperly using client information.

On the client side, we have developed a proprietary dual identification verification function to protect our clients’ account security. Our clients can set up the dual identification verification function with their accounts to enhance their account security. Once the dual identification verification function is activated, if a client logs in to his or her account through a different device, both the account password and a dynamic verification code are required to be authenticated. In addition, the client can opt to type in both the transaction password and a dynamic password token to place a trading order through our platform. For the core data such as the client’s account opening information and account assets, we segregate the core data from other data and store it in the “core data zone” built by isolated network. Any access to such core data requires the above dual identification verification process, thus ensuring that every data access has obtained the relevant client’s prior authorization. This mechanism has greatly improved the security of our clients’ sensitive data.

Intellectual Property

As of December 31, 2020, we owned 23 computer software copyrights in China relating to various aspects of our operations and maintained 149 trademark registrations in China and 107 trademark registrations in Hong Kong and 13 trademark registrations in the United States. As of December 31, 2020, we had 89 patents granted in China and two patents granted in Hong Kong. As of December 31, 2020, we had registered 24 domain names, including, for instance, futuhk.com, fututrade.com, futusg.com, futunn.com, futuholdings.com, moomoo.com and futuesop.com.

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

Competition

The market for online brokerage and wealth management services is emerging and rapidly evolving. As one of the first movers in online brokerage market, we position ourselves as an online brokerage and wealth management company based in Hong Kong with an expanded international footprint in the United States as well as strong background and abundant resources in China. We currently compete with three types of competitors in this market including (i) pure-play online brokerage and wealth management companies; (ii) hybrid brokerage and wealth management companies featuring a combination of online and offline channels and (iii) brokerage and/or wealth management business units within commercial banks.

We compete primarily on the basis of:

●	client base and client experience;
●	technology infrastructure;
●	research and development capabilities;
●	security and credibility of the platform;
●	operational compliance with applicable regulatory requirements; and
●	brand recognition and reputation.

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

Due to the licensing requirements of the HK SFC, Futu International Hong Kong is required to obtain necessary licenses to conduct its business in Hong Kong. Futu International Hong Kong’s business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HK SFC. Futu International Hong Kong currently holds a Type 1 License for dealing in securities, a Type 2 License for dealing in futures contracts, a Type 3 License for leveraged foreign exchange trading, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts, a Type 7 License for providing automated trading services and a Type 9 License for asset management. Futu International Hong Kong is not required to apply for a Type 8 License in order to conduct margin financing business, as it is licensed to carry out Type 1 regulated activities. See “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Introduction.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HK SFC. We pay standard governmental annual fees to the HK SFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, maintenance of insurance against certain specific risks, and submission of audited accounts and other required documents, among others. See “—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Continuing Obligations of Licensed Corporations.” Futu International Hong Kong has also been a Hong Kong stock exchange participant since October 29, 2012. Furthermore, Futu International Hong Kong has been registered as a Mandatory Provident Fund Intermediary with the Mandatory Provident Fund Schemes Authority in Hong Kong since August 2020.

In addition, Futu Lending Limited is licensed under the Money Lenders Ordinance (Cap. 163) of Laws of Hong Kong to conduct money lending activities under its money lenders license. The license is subject to renewal.

In 2019, we acquired Golden Jade Wealth Management Limited, a licensed insurance broker company under the Insurance Ordinance (Cap 41 of the Laws of Hong Kong) (and prior to September 23, 2019, a member of the Professional Insurance Brokers Association), and renamed it as Futu Insurance Brokers (Hong Kong) Limited in January 2020.

On October 1, 2020, Futu Singapore Pte. Ltd., our wholly-owned subsidiary in Singapore, became a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services (CMS) License.

We are also subject to applicable laws and regulations in China and the United States as we have a business presence there. Our wholly-owned subsidiary, Futu Inc., is registered as a broker-dealer with the U.S. Securities and Exchange Commission, or the SEC, and is a member in good standing of FINRA, authorized to conduct business as an introducing broker in compliance with the SEC and FINRA rules. Our wholly-owned subsidiary, Futu Clearing Inc., is also a member in good standing of FINRA and DTCC capable of providing clearing business in the United States. We will continue to seek and maintain all the required licenses and approvals or make all the necessary filings with the competent authorities required for the expansion of our business in the future.

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

Seasonality

While we have not observed any apparent seasonality, our results of operations are subject to fluctuation and changes in market conditions. For example, investor sentiment and trading volume may be influenced by capital market conditions, resulting in fluctuation in brokerage commission and fee income we earn. Our margin financing business is subject to influences from market factors such as market liquidity, interest rate and investor sentiment. The impact of fluctuation and changes of market conditions, however, was not apparent historically due to the rapid growth of our business historically. Due to our limited operating history, the trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

As the foregoing inquiries from the HK SFC remain ongoing, it is not possible for us to accurately predict if any disciplinary action will be taken against Futu International Hong Kong after the conclusion of the inquiries, if so, the nature and extent of any such action. If, after the HK SFC’s inquiries have been concluded, the HK SFC identifies misconduct or material non-compliance, the HK SFC can take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, business, prospects and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators.”

Regulation

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

As we provide online brokerage services primarily from our subsidiaries in Hong Kong, our business operations are subject to the laws of Hong Kong. The key laws and regulations which relate to our business and operations in Hong Kong are summarized as follows:

Introduction

The Securities and Futures Ordinance, or the SFO, including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities, futures and leveraged foreign exchange markets, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO deals with licensing and registration matters.

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

Types of regulated activities

The SFO provides a licensing regime where a person needs to obtain a license to carry on a business in any of the following regulated activities as defined in Schedule 5 to the SFO:

License	Regulated Activity
License	Regulated Activity
Type 1:	Dealing in securities
Type 2:	Dealing in futures contracts
Type 3:	Leveraged foreign exchange trading
Type 4:	Advising on securities
Type 5:	Advising on futures contracts
Type 6:	Advising on corporate finance
Type 7:	Providing automated trading services
Type 8:	Securities margin financing
Type 9:	Asset management
Type 10:	Providing credit rating services
Type 11:	Dealing in OTC derivative products or advising on OTC derivative products(1)
Type 12:	Providing client clearing services for OTC derivative transactions(2)

Notes:

(1)	The amendments to the SFO in relation to Type 11 regulated activity are not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Secretary for Financial Services and the Treasury by notice published in the Gazette.
(2)	The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of excluded services in Part 2 of Schedule 5 to the SFO. The licensing requirement with respect to Type 12 regulated activity is not yet in operation and the effective date will be appointed by the Secretary for Financial Services and the Treasury by notice published in the Gazette.

As of the date of this annual report, Futu International Hong Kong was licensed under the SFO to conduct the following regulated activities:

Regulated Activities by Type of License
Futu International Hong Kong	Type 1, Type 2, Type 3(1), Type 4, Type 5, Type 7(2) and Type 9(3)

Notes:

(1)	The following condition is currently imposed on Futu International Hong Kong in relation to Type 3 regulated activity:
(i)	the licensee shall not provide discretionary account services to clients.

(2)	The following conditions are currently imposed on Futu International Hong Kong in relation to Type 7 regulated activity:
(i)	the licensee or any company within the same group of companies as the licensee shall not engage in any principal trading activities in the platform.
(ii)	the licensee shall: (1) notify the HK SFC of any incident of material service breakdown or disruption of the operations of the platform affecting its clients within one business day. (2) provide the HK SFC with any updated independent review report of the platform when available. (3) provide the HK SFC with the following reports within two weeks after the end of each month or upon request: (a) a statistical summary of shares allotted pursuant to an initial public offering for which transactions have been executed; (b) a statistical summary of transaction volume, expressed in number of trades; number of shares traded; and total settlement value in respect of each issuer’s shares reported in (a) above; (c) a statistical summary of transaction volume expressed in total settlement value by each of the top ten clients in respect of each issuer’s shares reported in (a) above; (d) an analysis of (i) amount receivable from each of the top ten clients; and (ii) amount payable to each of the top ten clients arising from dealing in each issuer’s shares reported in (a) above, including, the name of each client and type of client account (i.e. cash or margin account) and relevant amount receivable or payable to each client at the end of the trading day; (e) a statistical summary of total number of clients participated in the pre-initial public offering trading with breakdown into different client types in each issuer’s shares reported in (a) above; and (f) a statistical summary of total value of trades recorded in the pre-initial public offering trading with breakdown into trades executed for different client types in each issuer’s shares reported in (a) above. (4) for the avoidance of doubt, have arrangements in place to ensure that it and its clients will be able to comply with the Client Identity Rule Policy issued by the HK SFC. (5) upon request, provide the HK SFC with: (a) a list of all clients who have access to the platform; and (b) a list of all clients who have placed orders or traded on the platform in respect of any particular trading day.
(iii)	the licensee shall: (1) have appropriate arrangements in place that enable it to: (a) monitor orders placed into and transactions undertaken on the platform to identify suspected breaches of any rules relating to fair and orderly trading on the platform and conduct that may constitute market abuse; (b) report to the HK SFC as soon as practicable any suspected breaches of its rules relating to fair and orderly trading on the platform or suspected market abuse; and (c) upon request from the HK SFC, supply relevant information to the HK SFC as soon as practicable regarding any suspected breaches or suspected market abuse and provide full assistance to the HK SFC in inquiring into or investigating the suspected breaches or suspected market abuse. (2) notify the HK SFC of any material changes to the matters specified below, prior to the changes taking effect: (a) corporate structure and governance arrangements; (b) business plans or operations; (c) the platform (including changes in trading rules, operating hours, operator of the system, hardware, software, and other technology); and (d) its contractual responsibilities for clients of the platform. (3) notify the HK SFC as soon as practicable of the causes, or possible causes, of and the remedial actions for material delay or failure to the operation of the platform effecting the clients upon its occurrence. (4) notify the HK SFC as soon as practicable of any suspected breaches of its rules relating to fair and orderly trading on the platform or suspected market abuse. (5) put in place appropriate business continuity plans and disaster recovery programmes for its operations and the platform and notify the HK SFC of any material changes to the plans or programmes.

(iv)	the licensee shall: (1) only provide Automated Trading Services via an electronic trading platform, for the purpose of trading shares allotted pursuant to an initial public offering only on the day immediately before their official listing on The Stock Exchange of Hong Kong Limited (SEHK). (2) have controls that: (a) are designed to ensure the integrity of its trading methodology; and (b) enable fair and orderly trading on the platform. (3) provide sufficient pre-trade order information and post-trade transaction information to its clients. (4) have appropriate arrangements in place that ensure the required information about executed transactions of shares allotted pursuant to an initial public offering is reported to SEHK in the prescribed manner and within the prescribed time limit in accordance with the rules of SEHK. (5) have appropriate arrangements in place to minimise the settlement failure of executed transactions. (6) have appropriate written policies and procedures to handle outstanding orders and executed transactions under contingency situations including, but not limited to, (a) postponement, cancellation or alternation to the terms and conditions of an initial public offering; (b) suspension, breakdown, or disruption of the platform; and (c) adverse weather like typhoon or black rainstorm. These policies and procedures should be provided to its clients prior to their using of the platform. (7) keep for a period of not less than seven years the following records in respect of the activities on the platform in such a manner as to enable them to be readily accessible and readily convertible into written form in the Chinese or English language; and provide any of those records to the HK SFC upon request: (a) client details, including their registered names and addresses, dates of admission and cessation, authorised traders and related details, and client agreements; (b) details of restricting, suspending, or terminating any client’s access, including related reasons; (c) all notices and other information, whether written or communicated through electronic means, provided to clients generally; (d) routine daily and monthly summary of trading on the platform including: (i) shares allotment details of clients pursuant to an initial public offering; and (ii) transaction volume, expressed in number of trades; number of shares traded; and total settlement value. (8) keep for a period of not less than two years time-sequenced records of orders and any other actions or activities on the platform as particularised below in such a manner as to enable them to be readily accessible and readily convertible into written form in the Chinese or English language; and provide any of those records to the HK SFC upon request: (a) date and time that the order was received, executed, modified, cancelled and expired (where applicable); (b) identity of the client and authorised trader initiating the entry, modification, cancellation and execution of the order; (c) particulars of the order and any subsequent modification and execution of the order (where applicable), including but not limited to, the shares involved, the size and side (buy or sell) of the order, the order type, and any order designation, time and price limit and other conditions specified by the client initiating the order; and (d) particulars of the allocation and re-allocation (where applicable) of an execution.
(3)	The following conditions are currently imposed on Futu International Hong Kong in relation to Type 9 regulated activity:
(i)	the licensee shall not provide a service of managing a portfolio of futures contracts for another person;
(ii)	the licensee shall not conduct business involving the discretionary management of any “collective investment scheme” as defined under the SFO; and
(iii)	the licensee shall only provide services to “professional investors” as defined under the SFO and its subsidiary legislation.

In addition to the above licenses granted to Futu International Hong Kong by the HK SFC, Futu Lending Limited also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business. Furthermore, Futu International Hong Kong has been registered as a Mandatory Provident Fund Intermediary with the Mandatory Provident Fund Schemes Authority in Hong Kong since August 2020.

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

Managers-in-Charge of Core Functions, or MICs

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

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

●	maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HK SFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules of Hong Kong (“FRR”);
●	maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);
●	maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);
●	issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);
●	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);
●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);
●	maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);
●	payment of annual fees and submission of annual returns to the HK SFC within one month after each anniversary date of the license;
●	notification to the HK SFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);
●	notification to the HK SFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HK SFC;
●	compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HK SFC;

●	implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification and reporting of suspicious transactions and staff screening, education and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the HK SFC, or the AMLCTF Guideline;
●	compliance with the business conduct requirements under the Code of Conduct for Persons Licensed by or Registered with the HK SFC, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HK SFC and the Fit and Proper Guidelines;
●	compliance with employee dealings requirements under the Code of Conduct for Persons Licensed by or Registered with the HK SFC, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts; and
●	compliance with the Advertising Guidelines Applicable to Collective Investment Schemes Authorized under the Product Codes, the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the HK SFC.

The Securities and Futures (Financial Resources) Rules of Hong Kong (FRR)

Subject to certain exemptions specified under the FRR, a licensed corporation is required to maintain minimum paid-up share capital in accordance with the FRR. The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to Futu International Hong Kong:

		Minimum Amount of
	Regulated Activities	Paid-up Share Capital
Futu International Hong Kong	A corporation licensed for Type 1, Type 2,Type 3,Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	30,000,000

In addition, the FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable to Futu International Hong Kong are the higher of the amount of (a) and (b) below:

(a)	the amount of:

		Minimum Amount of
	Regulated Activities	Paid-up Share Capital
Futu International Hong Kong	A corporation licensed for Type 1, Type 2, Type 3, Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	15,000,000

(b)in the case of a corporation licensed for Type 3 regulated activity (whether or not it is also licensed for any other regulated activity), means the sum of its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements and 1.5% of its aggregate gross foreign currency position which means the aggregate of (i) the value of assets, other than fixed assets, beneficially owned by Futu International Hong Kong which are denominated in the foreign currency, (ii) all of Futu International Hong Kong’s on-balance sheet liabilities, other than excluded liabilities, which are denominated in the foreign currency and (iii) the aggregate of the total amount of the foreign currency in respect of which Futu International Hong Kong is exposed to the risk of a decline or rise in the value of the foreign currency under outstanding contracts (including spot contracts).

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

Pursuant to section 8A of the Client Securities Rules, if the aggregate market value of the repledged securities collateral as calculated above exceeds 140% of the intermediary’s aggregate margin loans on the same business day, or the Relevant Day, the intermediary shall by the close of business on the next business day following the Relevant Day, or the Specified Time, withdraw, or causes to be withdrawn, from deposit an amount of repledged securities collateral such that the aggregate market value of the repledged securities collateral at the Specified Time, which is calculated by reference to the respective closing prices on the Relevant Day, does not exceed 140% of the intermediary’s aggregate margin loans as of the close of business on the Relevant Day.

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

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by the Stock Exchange of Hong Kong and the Hong Kong Futures Exchange require any person who wishes to trade on or through their respective facilities to hold a trading right, or Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules, including those requiring compliance with all relevant legal and regulatory requirements.

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

HKSCC

HKSCC has, among others, two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

●	to be an Exchange Participant of the Stock Exchange of Hong Kong;
●	to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the guarantee fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Stock Exchange Trading Right held by it;
●	to open and maintain a single current account with one of the CCASS designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;
●	to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and
●	to have a minimum liquid capital of HK$3,000,000.

SEOCH

SEOCH has two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

●	be an Options Trading Exchange Participant of the Stock Exchange of Hong Kong;
●	have in place procedures and a back office computer system appropriate to the type of SEOCH Participant applied for;
●	have a liquid capital of not less than the higher of :
(a)	its required liquid capital under the Securities and Futures (Financial Resources) Rules; or
(b)	HK$5,000,000; and
●	contribute HK$1,500,000 to the reserve fund under the rules of SEOCH.

HKCC

HKCC has two categories of participantship: (1) the General Clearing Participant; and (2) the Clearing Participant. The requirements of Clearing Participantship are as follows:

●	be an Exchange Participant of the Hong Kong Futures Exchange;
●	have a liquid capital of not less than the higher of :
(a)	its required liquid capital under the Securities and Futures (Financial Resources) Rules; or
(b)	HK$5,000,000; and
●	contribute HK$1,500,000 participant deposit to the reserve fund under the rules of HKCC.

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

China Connect Clearing Participant

Only China Connect Clearing Participants may use China Connect Clearing Services relating to the clearing and settlement of China Connect Securities Trades. The requirements for being accepted for registration and remaining registered as a China Connect Clearing Participant are as follows:

●	to be a Direct Clearing Participant or a General Clearing Participant;
●	to undertake to pay HKSCC such amount of Mainland Settlement Deposit, Mainland Security Deposit, Marks and Collateral as may be specified by HKSCC in accordance with the Operational Procedures of HKSCC in relation to CCASS; and
●	to meet all other relevant China Connect Clearing Participant Registration Criteria.

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

The AMLCTF Guideline provides practical guidance to assist licensed corporations and their senior management in formulating and implementing their own policies, procedures and controls in order to meet applicable legal and regulatory requirements in Hong Kong. Under the AMLCTF Guideline, licensed corporations should, among other things:

●	assess the risks of any new products and services before they are introduced and ensure that appropriate additional measures and controls are implemented to mitigate and manage the risks associated with money laundering and terrorist financing;
●	consider the delivery and distribution channels (which may include sales through online, postal or telephone channels where a non-face-to-face account opening approach is used and business sold through intermediaries) and the extent to which they are vulnerable to abuse for money laundering and terrorist financing;
●	identify the client and verify the client’s identity and any beneficial owner’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;
●	conduct on-going monitoring of activities of the clients to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose and which may indicate money laundering and terrorist financing;
●	maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

●	conduct on-going monitoring for identification of suspicious transactions and ensure compliance with their legal obligations of reporting funds or property known or suspected to be proceeds of crime or terrorist property to the Joint Financial Intelligence Unit, a unit jointly run by the Hong Kong Police Force and the Hong Kong Customs & Excise Department to monitor and investigate suspicious financial or money laundering activities.

We set out below a brief summary of the principal legislation in Hong Kong that is concerned with anti-money laundering and counter-terrorist financing.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO

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

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP

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

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO

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

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO

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

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

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

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

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

Additional licensing conditions came into effect on December 1, 2016 and October 11, 2018. The Companies Registry of Hong Kong also published “Guidelines on Licensing Conditions of Money Lenders Licence” to provide guidance for money lenders licenses on the requirements of the licensing conditions. One of the additional licensing conditions is that a money lender shall comply with the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Licensed Money Lenders, which is similar to the AMLCTF Guideline.

The Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), or the IO

The IO (along with its subsidiary legislation) provides the regulatory framework for the business of insurers and insurance intermediaries (covering insurance agents and brokers) in Hong Kong. The IO provides that a person must not carry on a regulated activity, or must not hold out that the person is carrying on a regulated activity, in the course of business or employment, or for reward unless the person holds an appropriate type of insurance intermediary license or is exempt under the IO. Regulated activities include:

●	negotiating or arranging a contract of insurance;
●	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);
●	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and
●	giving regulated advice.

Types of Licensed Insurance Brokers

The licensing regime under the IO prescribes two types of licensed insurance brokers:

●	licensed insurance broker companies, which is a company that is granted a license to carry out regulated activities and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder; and
●	licensed technical representatives (broker), which is an individual who is granted a license to carry on regulated activities, as an agent of any licensed insurance broker company.

Application for licensing

An application for an insurance intermediary license under the IO should be made to the Insurance Authority of Hong Kong, or the IA.

Effective September 23, 2019, the IA took over the regulation of insurance intermediaries from the three self-regulatory organizations (i.e., the Insurance Agents Registration Board established under the Hong Kong Federation of Insurers, the Hong Kong Confederation of Insurance Brokers, or the HKCIB and the Professional Insurance Brokers Association, or the PIBA, and became the sole regulator to license and supervise all insurance intermediaries in Hong Kong.

A license granted to a licensed insurance broker company or licensed technical representative by the IA is valid for three years or, if the IA considers it appropriate in a particular case, another period determined by the IA. The IA maintains a register of licensed intermediaries on its website.

Transitional Arrangements for Insurance Brokers

To facilitate a smooth transition, all insurance brokers who were validly registered with the HKCIB and the PIBA immediately before September 23, 2019 are deemed as licensed insurance brokers under the IO for a period of three years. The incumbent chief executives of the insurance broker companies are also eligible for the transitional arrangements. The IA will, staggered over the three-year transitional period, invite deemed licensees to submit applications to the IA for granting of formal licenses and approvals.

Requirements for Broker Companies

Under the IO, a person who is, is applying to be, or is applying for a renewal of a license to be, a licensed insurance broker is required to satisfy the IA that he/she/it is a fit and proper person. In addition, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These "fit and proper" requirements aim at ensuring that the licensed insurance brokers are competent, reliable and financially sound, and have integrity.

The IO imposes requirements (set out in rules made under section 129 of the IO) on licensed insurance broker companies in relation to the following aspects:

●	capital and net assets;
●	professional indemnity insurance;
●	client accounts;
●	proper books and accounts; and
●	accounting disclosure.

The IO (and rules, regulations, codes and guidelines administered or issued by the IA) also includes requirements, which focus on the interactions which licensed insurance brokers have with policy holders and potential policy holders when carrying on regulated activities. These requirements include:

●	the statutory conduct requirements, with which licensed insurance brokers must comply in carrying on regulated activities, in sections 90 and 92 of the IO;
●	the relevant requirements set out in the rules, regulations, codes and guidelines made or issued under the IO; and
●	the general principles, standards and practices set out in the Code of Conduct for Licensed Insurance Brokers.

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

In addition, if the transfer of a share is required to be registered in a share register in Hong Kong, or Hong Kong Share, stamp duty will be payable by the person(s) who effects any sale or purchase of such Hong Kong Share. The stamp duty in relation to transfer of Hong Kong Share is currently charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the shares transferred on each of the seller and purchaser. In other words, a total of 0.2% of the consideration for, or (if greater) the value of, the shares transferred is currently payable on a typical sale and purchase transaction of Hong Kong Share. The Hong Kong government has gazetted the Revenue (Stamp Duty) Bill 2021 to increase the ad valorem rate of stamp duty on transfers of Hong Kong Shares from 0.1% to 0.13%, which is expected to take effect on August 1, 2021. In addition, the instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5.00.

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

On October 11, 2001, the CSRC promulgated the Notice with Respect to Certain Issues on Regulating the Securities Investment Consulting Services Provided for the Public, which became effective on the same day and was amended on October 30, 2020, stipulates that media which disseminate securities-related information shall not publish or broadcast any analysis, prediction or recommendation in respect of the trends of securities markets and securities products, as well as the feasibility of the securities investment made by any institution which does not obtain the operation permits for securities investment consulting services from CSRC or any individual who is not employed by a qualified securities investment consulting services institution and who does not satisfy the relevant professional requirements. Any media in violation of the foregoing stipulation will be subject to reprimand or exposure by the CSRC, or be transferred to competent department or judicial organ for further handling.

On December 5, 2012, the CSRC published the Interim Provisions on Strengthening the Regulation over Securities Investment Consulting Services by Using “Stock Recommendation Software” Products, or the Interim Provisions, which came into effect on January 1, 2013 and was amended on October 30, 2020. Pursuant to the Interim Provisions, “stock recommendation software” are defined as any software products, software tools or terminal devices with one or more of the following securities investment consulting services: (i) Providing investment analysis on specific securities investment products or predicting the price trends of specific securities investment products; (ii) Recommending the selection of specific securities investments products; (iii) Recommending the timing for trading specific securities investments products; and/or (iv) Providing other securities investment analysis, prediction or recommendations. Therefore, selling or providing “stock recommendation software” products to investors and directly or indirectly obtain economic benefits therefrom shall be considered as engaging in securities investment consulting business and the operation permits for securities investment consulting services from CSRC shall be obtained.

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

Regulations on Offshore Stocks Investment

On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and such amendment became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Personal Foreign Exchange, which further clarifies that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on May 29, 2016, under which Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

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

We do not convert Renminbi into Hong Kong dollars or U.S. dollars for our clients, and require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchange in the United States through our platform to inject funding into their respective trading accounts in Hong Kong in either Hong Kong dollars or U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume facilitated by our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.”

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

The Implementing Measures of the Shanghai Stock Exchange for the Shanghai-Hong Kong Stock Connect Program, promulgated on September 26, 2014, by the Shanghai Stock Exchange, and last amended on January 22, 2021 and such amendment became effective on February 1, 2021, and the Implementing Measures of the Shenzhen Stock Exchange for the Shenzhen-Hong Kong Stock Connect Program, promulgated on September 30, 2016, by the Shenzhen Stock Exchange, and last amended on January 22, 2021 and such amendment became effective on February 1, 2021, clarity that the securities qualified under the Shanghai-Hong Kong Stock Connect Program and the Shenzhen-Hong Kong Stock Connect Program shall be quoted and traded in Renminbi.

Our clients could trade securities qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect through our platform.

Regulation on Fund Sales Business

On December 28, 2012, the CSRC promulgated the Securities Investment Funds Law and amended on April 24, 2015, which indicated that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was promulgated by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC. We cannot assure you that our current operation model will not be deemed as operating fund sales business in China, which may subject us to further inquiries or rectifications. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

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

On June 23, 2020, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 version), or the Negative List, which became effective on the same day. The Negative List sets out the industries in which foreign investments are prohibited or restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%

On December 26, 2019, the Stated Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Regulations, which also became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between provisions or regulations on foreign investment formulated or promulgated prior to January 1, 2020 and the Foreign Investment Law and the Implementation Regulations, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

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

Regulation on Internet Audio-Visual Program Services

The Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, promulgated on December 20, 2007, and amended on August 28, 2015, by the Ministry of Information Industry (the predecessor of the MIIT) and the State Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration), or the SAPPRFT, stipulates that providers of internet audio-visual program services should obtain an Audio and Video Service Permission, or AVSP. The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated on March 17, 2010, and amended on March 10, 2017, by SAPPRFT, classifies internet audio-video programs into four categories. Aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs falls into Category II of above four categories. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Failure to obtain AVSP, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be affected. See “Risk Factors—Risks Related to Our Business and Industry—We have not obtained certain relevant licenses from PRC authorities in connection with some of the information and services available on our platform.”

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

Regulation on Production and Operation of Radio and Television Programs

The Administration of Production and Operation of Radio and Television Programs, promulgated on July 19, 2004, and amended on August 28, 2015 and October 29, 2020, by the SAPPRFT, provides that entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations. In addition, foreign-invested enterprises are not allowed to product or operate the radio and TV programs.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law regulates all the construction, operation, maintenance, use of networks and the supervision and administration of network security within the territory of China, and pursuant to which, network operators shall follow their cybersecurity obligations pursuant to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, the Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, on September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system.

On December 29, 2017, the Personal Information Security Specification, or China Specification, was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine and last amended on March 6, 2020 and came into force on October 1, 2020, which set a national standard for personal information security. Although the China Specification is not a mandatory regulation, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules.

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such person information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

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

With respect to the security of information collected and used by operators of mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, the operators shall collect and use personal information in compliance with the Cybersecurity Law and be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration and refuses to rectify upon orders is subject to criminal penalty for causing (i) any dissemination of illegal information in large scale; (ii) any significant damages due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other serious harm, and any individual or entity information may be subject to criminal penalty for (a) illegally selling or providing personal information to third parties, or (b) stealing or illegally obtaining any personal information.

For the protection of personal information, network operators like us may not disclose or tamper with personal information that we have collected. Moreover, we may not provide personal information to third parties without prior consent. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”

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

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was last amended on November 11, 2020 and such amendment will become effective on June 1, 2021, and the Implementation of Copyright Law of PRC, was promulgated on January 30, 2013 and became effective on March 1, 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing related matters of copyright. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among the subjects, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

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

Patent

The National People’s Congress promulgated the PRC Patent Law in 1984 and last amended on October 17, 2020 and such amendment will become effective on June 1, 2021. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Foreign Exchange

Regulations on Foreign currency exchange

The core regulations governing foreign currency exchange in China is the PRC Foreign Exchange Administration Regulation, which was promulgated and became effective in August 2008. Under the PRC Foreign Exchange Administration Regulations, Renminbi is freely convertible into foreign currencies without prior approval from SAFE for payments of current account items, such as distribution of dividends, interest payments and trade and service-related foreign exchange transactions. On the contrast, approval from or registration with appropriate government authorities is required where Renminbi is to convert into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign — Invested Enterprises. According to SAFE Circular 19, foreign-invested enterprises are allowed, within the scope of business, to settle their foreign exchange capital in their capital accounts, for which the relevant foreign exchange bureau has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the accounts), on a discretionary basis according to the actual needs of their business operation. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which became effective in June 2016. SAFE Circular 19 and SAFE Circular 16 prohibit foreign-invested enterprises from using Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On October 23, 2019, the SAFE issued SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments provided that the investments are bona fide investments and comply with the foreign investment-related laws and regulations.

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

According to the SAFE Circular on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, which was promulgated and became effective on April 10, 2020, the reform to facilitate payment of income under capital accounts shall be extended nationwide. Enterprises, if they meet the bona fide and compliant use of funds requirements under the prevailing administrative provisions on use of income from capital projects, may use income under capital accounts, such as capital funds, proceeds from issuance of foreign debt and overseas listing, in domestic payment without the need to provide banks with verification materials for each transaction.

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

On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was amended on April 23, 2019, or collectively with the Enterprise Income Tax Law of the PRC, the EIT Laws. Under the EIT Laws, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the EIT Laws and relevant implementing regulations, a High and New Technology Enterprise, or HNTE, is subject to a reduced enterprise income tax rate of 15%. Futu Network, one of our subsidiaries, and Shenzhen Futu, one of our consolidated VIEs, each obtained HNTE status under the EIT Laws. Accordingly, Futu Network and Shenzhen Futu are subject to an enterprise income tax rate of 15% with a valid period of three years starting from 2019 and 2020, respectively.

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

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, last amended on June15, 2018 and such amendment became effective on the same day, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Regulations on Employment

The principle regulations that govern employment and labor matters in PRC include: (i) Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, and became effective on January 1, 1995 and last amended on December 29, 2018; (ii) the Labor Contract Law of the PRC which was promulgated by the SCNPC on June 29, 2007 and last amended on December 28, 2012, and (iii) the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008;

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

All broker-dealers in the United States are also required to become members of the Securities Investor Protection Corporation, or the SIPC, which insures customer accounts against losses (subject to a cap) that result from the broker-dealer’s failure. SIPC does not insure against investment losses.

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

Regulatory Oversight

Broker-dealers conducting business in the United States may be examined at any time by officials from the SEC, FINRA or any state in which the broker-dealer is licensed. Following an examination, the regulatory authority will usually issue a written report discussing any identified deficiencies. The broker-dealer is provided an opportunity to respond to the report. While most deficiencies are resolved through mutually agreed corrective actions, more serious violations may be referred for administrative or civil proceedings. Such proceedings may result in the imposition of fines, cease and desist orders, disgorgement orders, the suspension of personnel or lines of business or the revocation of licenses to conduct business. While broker-dealers have the right to contest proceedings brought against them by regulatory authorities, as a practical matter most such proceedings are resolved through a negotiated settlement. The resolution is a public record, unless the sanction is a fine of US$2,500 or less. Under the Exchange Act, a broker-dealer and its principals may be held responsible for misconduct committed by persons under their supervision. It is fairly common in regulatory enforcement proceedings for a broker-dealer and its supervisory personnel to be sanctioned whenever there has been misconduct by any of the broker-dealer’s personnel.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and our VIE, as of the date of this annual report:

Note:

(1)	Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests in Shenzhen Futu, respectively. Mr. Li is the founder, chairman and chief executive officer of our company and Ms. Li is Mr. Li’s spouse.

Contractual Arrangements with Our VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned PRC subsidiary, Shensi Beijing, Shenzhen Futu, or our VIE, and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and/or assets of our VIE when and to the extent permitted by PRC laws.

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

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into in October 2014, and amended and restated in May 2015 and further amended and restated in September 2018, by and among Shensi Beijing, Shenzhen Futu and each of the shareholders of Shenzhen Futu, each shareholder of Shenzhen Futu has irrevocably granted Shensi Beijing an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in Shenzhen Futu. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of Shenzhen Futu undertakes that, without the prior written consent of Shensi Beijing, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in Shenzhen Futu, (ii) transfer or otherwise dispose of his or her equity interests in Shenzhen Futu, (iii) change Shenzhen Futu’s registered capital, (iv) amend Shenzhen Futu’s articles of association, (v) liquidate or dissolve Shenzhen Futu, or (vi) distribute dividends to the shareholders of Shenzhen Futu. In addition, Shenzhen Futu undertakes that, without the prior written consent of Shensi Beijing, it will not, among other things, dispose of Shenzhen Futu’s material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets. Unless otherwise terminated by Shensi Beijing, this agreement will remain effective until the expiration of Shensi Beijing’s business term, and will be renewed if Shensi Beijing’s business term is extended.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of Shensi Beijing and our VIE will not result in any violation of applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among Shensi Beijing, our VIE and the shareholders of our VIE governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We depend on contractual arrangements with our VIE and its shareholders to operate a limited part of our business in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 1,433 square meters in Hong Kong, approximately 24,994 square meters in Shenzhen, China, approximately 1,830 square meters in Beijing, China and approximately 687 square meters in the U.S. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in Hong Kong, China, Singapore and the U.S. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Number of clients, their trading activities and commission rate

Changes in trading volume facilitated by our platform is an important factor affecting our revenue growth, which is in turn affected by total client asset balance and turnover of trading volume over client assets. The trading volume facilitated by our platform was HK$907.0 billion, HK$872.7 billion and HK$3,463.6 billion (US$446.7 billion) in 2018, 2019 and 2020, respectively. The number of our paying clients increased from 132,821 as of December 31, 2018 to 198,382 as of December 31, 2019, and further to 516,721 as of December 31, 2020. Our total client asset balance increased from HK$50.9 billion as of December 31, 2018 to HK$87.1 billion as of December 31, 2019, and further to HK$285.2 billion (US$36.8 billion) as of December 31,2020. Our total client asset balance is also affected by a number of other factors, including level of per capita disposable income as well as the engagement and stickiness of our clients. We have strived to increase the engagement and stickiness of our clients and enhance the competitiveness and attractiveness of our platform by offering superior investing experience, insightful market intelligence and social connectivity. We plan to continue to grow our business organically by attracting and retaining clients and increasing our total client asset balance, and to improve the turnover of trading volume over client asset by adding new products and services on our platform and providing high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs. In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge.

Our margin financing and securities lending balance and interest spread

To provide our investors with comprehensive investment services, we offer margin financing and securities lending services through our platform. Since then, benefiting from our high-growth client base, increasingly attractive products and broader financing partners network, our margin financing and securities lending businesses have grown rapidly. Our daily average margin financing and securities lending balance grew significantly from HK$3.7 billion in 2018 to HK$4.2 billion in 2019, and further grew to HK$9.3 billion (US$1.2 billion) in 2020. The increase in our daily average margin financing and securities lending balance has been primarily driven by the increase in the number of margin financing and securities lending clients. In 2020, we provided margin financing service for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. to 169,061 and 120,855 clients, respectively, and we provided securities lending services for securities listed on the major stock exchanges in the U.S. to 33,087 clients. The margin financing and securities lending balance is also affected by factors including client asset balance, margin financing and securities lending balance as a percentage of client assets, and our ability to continue to secure funding and securities from third parties. Interest income derived from our margin financing and securities lending businesses as a percentage of revenues was 27.9%, 24.4% and 17.3% in 2018, 2019 and 2020, respectively.

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

Our ability to broaden service offerings

Our results of operations are also affected by our ability to invest in and develop new service offerings and further penetrate our client base. We currently derive a substantial portion of our revenues from our securities brokerage business, and as a result, our profitability depends largely on the performance of this business. While we expect our brokerage commission income to increase and continue to be a major source of our revenues in the near future, we also expect to increase the revenue contribution from other businesses with relatively higher profit margins, such as our margin financing and securities lending business. In 2019, we further broadened our financial services footprint and launched wealth management services, through which we currently offer access to money market, fixed income, equity, balanced, private funds as well as bonds. We believe that our comprehensive offering of financial products and services and our strong technology capability in developing new products and services will allow us to capture new market opportunities and respond to changes in the market, client demand and client preferences to remain competitive.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our online brokerage and margin financing services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues:
Brokerage commission and handling charge income	407,990	50.3	511,365	48.2	1,990,138	256,679	60.1
Interest income	360,585	44.4	464,903	43.8	965,627	124,542	29.2
Other income	42,768	5.3	85,287	8.0	355,057	45,794	10.7
Total revenues	811,343	100.0	1,061,555	100.0	3,310,822	427,015	100.0

Brokerage commission and handling charge income

Brokerage commission income primarily consists of commissions and execution fees from our clients for whom we act as executing and clearing brokers. We generate commissions and execution fees on securities brokerage by executing equities and equity-linked derivatives on behalf of our clients. Handling charge income primarily consists of fees from settlement and dividend collection services.

Interest income

Interest income primarily consists of interest income from (i) margin financing, (ii) bank deposit, (iii) IPO financing, namely arranging the financing for our clients in connection with their subscriptions in initial public offerings, and (iv) securities borrowing and lending services.

Other income

Other income primarily consists of (i) enterprise public relations service charge income, (ii) underwriting fee income, (iii) IPO subscription service charge income, (iv) funds distribution service income, (v) currency exchange service income, (vi) market information and data income, and (vii) ESOP management service income. We generate enterprise public relations service charge income by providing institutional clients with public relations and investor relations services, including distributing company information and news and providing communication channels with retail investors. We generate underwriting fee income in our investment banking business primarily by providing equity underwriting to corporate issuers. We generate IPO subscription service charge income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. We generate funds distribution service income from our wealth management business. We generate currency exchange service income from providing currency exchange services to our paying clients. We generate market information and data income primarily by providing fee-based market data services to users and clients. We generate ESOP management service income by providing ESOP administration service.

Costs

The following table sets forth the components of our costs by amounts and percentages of costs for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Costs:
Brokerage commission and handling charge expenses	80,127	32.1	100,550	35.7	361,486	46,623	51.9
Interest expenses	95,624	38.3	89,238	31.7	185,090	23,872	26.6
Processing and servicing costs	73,843	29.6	91,916	32.6	149,378	19,266	21.5
Total costs	249,594	100.0	281,704	100.0	695,954	89,761	100.0

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

Interest expenses

Interest expenses primarily consist of interest expenses of borrowings from commercial banks, other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending service and IPO financing businesses.

Processing and servicing costs

Processing and servicing costs consist of market information and data fees, data transmission fees, cloud service fees, system cost and SMS service fees paid to stock exchanges and data and other service providers.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	151,097	42.8	262,345	44.3	513,283	66,201	44.7
Selling and marketing expenses	98,062	27.8	164,701	27.8	385,320	49,697	33.6
General and administrative expenses	103,831	29.4	164,850	27.9	248,404	32,038	21.7
Total operating expenses	352,990	100.0	591,896	100.0	1,147,007	147,936	100.0

Research and development expenses. Research and development expenses consist of expenses related to developing service platforms, including website, mobile apps and other products, as well as payroll and welfare, rental expenses and other related expenses for our research and development professionals.

Selling and marketing expenses. Selling and marketing expenses consist primarily of advertising and promotion costs, as well as payroll, rental and related expenses for selling and marketing personnel. Advertising costs primarily consist of costs of online advertising and offline promotional events.

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

The United States

The Tax Cuts and Jobs Act of 2017 significantly revised the U.S. corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which our subsidiaries incorporated in the United States are subject.

Hong Kong

Our subsidiaries incorporated in Hong Kong, such as Futu Securities (Hong Kong) Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities International (Hong Kong) Limited, are subject to Hong Kong profit tax on their profits arising from their business operations carried out in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are generally not subject to Hong Kong profits tax. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Our wholly-owned PRC subsidiary Futu Network Technology (Shenzhen) Co., Ltd. and our VIE Shenzhen Futu are recognized as “high and new technology enterprises” and eligible for a preferential tax rate of 15% with a valid period of three years starting from 2019 and 2020, respectively. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues
Brokerage commission and handling charge income	407,990	50.3	511,365	48.2	1,990,138	256,679	60.1
Interest income	360,585	44.4	464,903	43.8	965,627	124,542	29.2
Other income	42,768	5.3	85,287	8.0	355,057	45,794	10.7
Total revenues	811,343	100.0	1,061,555	100.0	3,310,822	427,015	100.0
Costs
Brokerage commission and handling charge expenses	(80,127)	(9.9)	(100,550)	(9.5)	(361,486)	(46,623)	(10.9)
Interest expenses	(95,624)	(11.8)	(89,238)	(8.4)	(185,090)	(23,872)	(5.6)
Processing and servicing costs	(73,843)	(9.1)	(91,916)	(8.7)	(149,378)	(19,266)	(4.5)
Total costs	(249,594)	(30.8)	(281,704)	(26.6)	(695,954)	(89,761)	(21.0)
Total gross profit	561,749	69.2	779,851	73.4	2,614,868	337,254	79.0
Operating expenses
Research and development expenses(1)	(151,097)	(18.6)	(262,345)	(24.7)	(513,283)	(66,201)	(15.5)
Selling and marketing expenses(1)	(98,062)	(12.1)	(164,701)	(15.5)	(385,320)	(49,697)	(11.6)
General and administrative expenses(1)	(103,831)	(12.8)	(164,850)	(15.5)	(248,404)	(32,038)	(7.5)
Total operating expenses	(352,990)	(43.5)	(591,896)	(55.7)	(1,147,007)	(147,936)	(34.6)
Others, net (2)	(7,959)	(1.0)	(9,462)	(0.9)	(17,238)	(2,223)	(0.5)
Income before income tax expense	200,800	24.7	178,493	16.8	1,450,623	187,095	43.8
Income tax expense	(62,288)	(7.7)	(12,286)	(1.2)	(124,793)	(16,095)	(3.8)
Share of loss from equity method investment	—	—	(543)	(0.1)	(307)	(40)	(0.0)
Net income	138,512	17.0	165,664	15.5	1,325,523	170,960	40.0

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$

	(in thousands)
Selling and marketing expenses	104	538	1,640	212
Research and development expenses	9,223	12,055	20,579	2,654
General and administrative expenses	1,113	3,374	10,354	1,335
Total	10,440	15,967	32,573	4,201

(2)

Effective from January 1, 2020, we adopted FASB ASC Topic 326—“Financial Instruments—Credit Losses,” or ASC Topic 326 which replaced the incurred loss methodology with the current expected credit loss methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. For the year ended December 31, 2020, expected credit loss expenses of HK$9.1 million (US$1.2 million) resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 was recognized in Others, net.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Total revenues were HK$3,310.8 million (US$427.0 million) in 2020, an increase of 211.9% from HK$1,061.6 million in 2019.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$1,990.1 million (US$256.7 million) in 2020, an increase of 289.1% from HK$511.4 million in 2019. The increase was mainly attributable to the 296.9% year-over-year growth of total trading volume from HK$872.7 billion in 2019 to HK$3,463.6 billion (US$446.7 billion) in 2020. The increase in our total trading volume was primarily driven by the growth of our paying client base and their increased trading activities. The number of our paying clients was 516,721 as of December 31, 2020, up 160.5% from 198,382 as of December 31, 2019. On average, a client who traded in 2020 executed over 189 trades with a total trading volume of HK$7.6 million (US$1.0 million), compared to over 167 trades with a total trading volume of HK$5.6 million in 2019.

Interest income. Interest income was HK$965.6 million (US$124.5 million) in 2020, an increase of 107.7% from HK$464.9 million in 2019. Interest income derived from margin financing and securities lending increased by 120.9% from HK$258.9 million in 2019 to HK$571.8 million (US$73.7 million) in 2020, which was mainly attributable to the increase in daily average margin financing and securities lending balance by 121.8% from HK$4,209.2 million in 2019 to HK$9,335.5 million (US$1,204.1 million) in 2020. Interest income derived from bank deposit increased by 11.4% from HK$187.2 million in 2019 to HK$208.6 million (US$26.9 million) in 2020, which was mainly attributable to the increase in daily average balance of client cash deposit by 158.7% from HK$12.6 billion in 2019 to HK$32.6 billion (US$4.2 billion) in 2020, partially offset by the decrease of market interest rates. Interest income derived from IPO financing was up 13.5 times from HK$12.7 million in 2019 to HK$184.2 million (US$23.8 million) in 2020, which was mainly attributable to an active Hong Kong IPO market.

Other income. Other income was HK$355.1 million (US$45.8 million), an increase of 316.3% from HK$85.3 million in 2019. The growth was primarily due to an increase in our IPO subscription service charge income, currency exchange service income and funds distribution service income.

Costs

Total costs were HK$696.0 million (US$89.8 million) in 2020, an increase of 147.1% from HK$281.7 million in 2019.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$361.5 million (US$46.6 million) in 2020, an increase of 259.3% from HK$100.6 million in 2019, in line with the increases in our total trading volume and brokerage commission and handling charge income.

Interest expenses. Interest expenses were HK$185.1 million (US$23.9 million) in 2020, an increase of 107.5% from HK$89.2 million in 2019. The increase in interest expenses was primarily due to the increase in interest expenses for IPO financing business, as well as the increase of our interest bearing borrowings balances, partially offset by the decrease of market interest rates.

Processing and servicing costs. Processing and servicing costs were HK$149.4 million (US$19.3 million) in 2020, an increase of 62.6% from HK$91.9 million in 2019. The increase was primarily due to the increase in cloud service fee, market information and data fee as well as data transmission fee to support a larger business scale.

Gross profit

As a result of the foregoing, our total gross profit increased by 235.3% from HK$779.9 million in 2019 to HK$2,614.9 million (US$337.3 million) in 2020. Our gross profit margin increased from 73.5% in 2019 to 79.0% in 2020, primarily attributable to higher operating leverage as a result of our larger business scale and improved operating efficiency, as well as higher net interest margin in 2020.

Operating expenses

Total operating expenses were HK$1,147.0 million (US$147.9 million) in 2020, an increase of 93.8% from HK$591.9 million in 2019. The increase was primarily due to the increase in research and development expenses, selling and marketing expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$513.3 million (US$66.2 million) in 2020, an increase of 95.7% from HK$262.3 million in 2019. The increase was primarily due to the continued increase in research and development headcount to support our business growth.

Selling and marketing expenses. Selling and marketing expenses were HK$385.3 million (US$49.7 million) in 2020, an increase of 133.9% from HK$164.7 million in 2019. The increase was primarily due to higher branding and marketing expenses in 2020.

General and administrative expenses. Our general and administrative expenses were HK$248.4 million (US$32.0 million) in 2020, an increase of 50.6% from HK$164.9 million in 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.

Income tax expense

We had income tax expense of HK$124.8 million (US$16.1 million) in 2020, compared to HK$12.3 million in 2019, primarily due to the 712.7% year-over-year increase in our income before income tax expense.

Net income

As a result of the foregoing, we had net income of HK$1,325.5 million (US$171.0 million) in 2020, compared to HK$165.7 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Total revenues were HK$1,061.6 million in 2019, an increase of 30.9% from HK$811.3 million in 2018.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$511.4 million in 2019, an increase of 25.3% from HK$408.0 million in 2018. The increase was mainly attributable to higher blended commission rates which increased from 0.045% in 2018 to 0.059% in 2019. The increase in blended commission rates was mainly due to the introduction of new pricing package starting from late 2017 and the increasing penetration of derivatives trading.

Interest income. Interest income was HK$464.9 million in 2019, an increase of 28.9% from HK$360.6 million in 2018. Interest income derived from margin financing and securities lending increased by 14.5% from HK$226.1 million in 2018 to HK$258.9 million in 2019, which was mainly attributable to the increase in daily average margin financing and securities lending balances from HK$3.7 billion in 2018 to HK$4.2 billion in 2019. Interest income derived from bank deposit increased by 51.2% from HK$123.8 million in 2018 to HK$187.2 million in 2019, which was mainly attributable to the increase in daily average balances of client cash deposit from HK$10.3 billion in 2018 to HK$12.6 billion in 2019 as well as the improved return on the cash deposit driven by enhanced capital management.

Other income. Other income was HK$85.3 million, an increase of 99.3% from HK$42.8 million in 2018. The rise was primarily due to our new mutual fund distribution business and an increase in our IPO subscription service charge income.

Costs

Total costs were HK$281.7 million in 2019, an increase of 12.9% from HK$249.6 million in 2018.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$100.6 million, an increase of 25.6% from HK$80.1 million in 2018, in line with the increase of brokerage commission and handling charge income.

Interest expenses. Interest expenses were HK$89.2 million in 2019, a decrease of 6.7% from HK$95.6 million in 2018. The decrease in interest expenses was primarily due to the decrease of our monthly average loan balances from HK$3.2 billion in 2018 to HK$2.4 billion in 2019 as well as the decreased interest rates of our interest bearing borrowings, partially offset by the increase in costs associated with our IPO financing and stock borrowing and lending businesses.

Processing and servicing costs. Processing and servicing costs were HK$91.9 million in 2019, an increase of 24.5% from HK$73.8 million in 2018. The increase was primarily due to the increase in both market information and data fees and data transmission fee, as we continued to expand our market data services and enhance the IT infrastructure.

Gross profit

As a result of the foregoing, our total gross profit increased by 38.8% from HK$561.7 million in 2018 to HK$779.9 million in 2019. Our gross profit margin increased from 69.2% in 2018 to 73.4% in 2019, primarily attributable to higher operating leverage as a result of our larger business scale and improved operating efficiency, as well as higher net interest margin in 2019.

Operating expenses

Total operating expenses were HK$591.9 million in 2019, an increase of 67.7% from HK$353.0 million in 2018. The increase was primarily due to the increase in research and development expenses, selling and marketing expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$262.3 million in 2019, an increase of 73.6% from HK$151.1 million in 2018. The increase was primarily due to the continued increase in research and development headcount as we further diversified and enhanced our product offerings.

Selling and marketing expenses. Selling and marketing expenses were HK$164.7 million in 2019, an increase of 67.9% from HK$98.1 million in 2018. The increase was primarily due to higher branding and marketing expenses in 2019.

General and administrative expenses. Our general and administrative expenses were HK$164.9 million in 2019, an increase of 58.9% from HK$103.8 million in 2018. The increase was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees.

Income tax expense

We had income tax expense of HK$12.3 million in 2019, compared to HK$62.3 million in 2018, primarily due to lower effective tax rate as the company benefited from tax incentives for high and new technology enterprises and offshore claims of income generated outside Hong Kong in 2019.

Net income

As a result of the foregoing, we had net income of HK$165.7 million in 2019, compared to HK$138.5 million in 2018.

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

Basis of Consolidation

The consolidated financial statements include the financial statements of our company, our subsidiaries, our VIE and its subsidiaries for which we or a subsidiary of ours is the primary beneficiary.

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

All transactions and balances among us, our subsidiaries, our VIE and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in our consolidated financial statements mainly include, but are not limited to, the estimation of the incentive program standalone selling price of the points and coupons, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, expected credit losses on financial instruments, assessment for impairment of equity method investment, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.

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

Current Expected Credit Losses

Prior to January 1, 2020, we applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.

On January 1, 2020, we adopted FASB ASC Topic 326—“Financial Instruments—Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on our retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. Our in-scope assets are primarily loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. We monitor margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the year ended December 31, 2020, expected credit loss expenses of HK$9.1 million (US$1.2 million) resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end is recognized in “Others, net” in the consolidated statements of comprehensive income.

An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organization and fund management companies and fund distributors, is estimated based on the aging of these financial receivables. Since most of the financial receivables are short-term in nature, the allowance for credit losses for other financial assets were immaterial for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on Behalf of Clients

We have classified the clients’ monies as cash held on behalf of our clients under the assets section in the consolidated balance sheets and recognized the corresponding accounts payable to the respective clients under the liabilities section.

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months.

Trading Receivables from and Payables to Clients

Trading receivables from and payables to clients include amounts due on brokerage transactions on a trade-date basis.

Receivables from and Payables to Brokers, Clearing Organization and Fund Management Companies and Fund Distributors

Receivables from and payables to brokers, clearing organization and fund management companies and fund distributors include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities, derivatives or funds trades not delivered by us to the purchaser by the settlement date and cash deposits, and amounts payable for securities, derivatives or funds trades not received by us from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organization for the clearing purpose is recognized in receivables from clearing organization.

We borrowed margin loans from executing brokers in the United States, with the benchmark interest rate plus premium differentiated depending on the amount borrowed, and immediately lent to margin financing clients. Margin loans borrowed is recognized in the payables to brokers.

Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as we believe that the fund distribution services has become one of our major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

Our policy is to net the receivables from and payables to clearing organization that meet the offsetting requirements prescribed in ASC Topic 210-20.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. Under repurchase agreements, we receive cash from counterparties and provide securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, and our interest expense incurred is recorded as interest expenses on the consolidated statements of comprehensive (loss)/income.

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

Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the consolidated balance sheets. Securities lending fees received and securities borrowing fees paid by us are included in interest income and interest expense, respectively, in the consolidated statements of comprehensive (loss)/income.

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

All of our leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2019 and 2020, the weighted-average remaining lease term on these leases was approximately four years and four years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.75%. For the year ended December 31, 2019 and 2020, right-of-use assets obtained under operating leases was HK$211.2 million and HK$85.8 million (US$11.1 million), respectively. Our lease agreements do not contain any residual value guarantees, restrictions or covenants.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level—1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
●	Level—2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
●	Level—3 - Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, receivables from and payables to clients, brokers, clearing organization and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Term deposits, loans and advances, borrowings, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of term deposits, loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Available-for-sale financial securities are measured at fair value.

Our non-financial assets, such as operating lease right-of-use assets, equity method investment, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

Revenue Recognition

Brokerage commission and handling charge income

Brokerage commission income earned for executing and/or clearing transactions are accrued on a trade-date basis.

Handling charge income arise from the services such as settlement services, subscription, and dividend collection handling services, etc., are accrued on a trade-date basis.

Interest income

We earn interest income primarily in connection with our margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive (loss)/income. Interest income is recognized as it is accrued using the effective interest method.

Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting fee income, IPO subscription service charge income, currency exchange service income from clients, income from market data service and funds distribution service income from fund management companies, employee share option plan (“ESOP”) management service income, etc.

Customer loyalty program

We operate a customer loyalty program to our customers that offer various incentives in the form of incentive points and coupons for redemption of free or discounted goods or services.

For the incentives generated from current sales transaction, we defer a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. The contract liability is determined by us based on the expected usage of the incentive points and coupons, and our estimated relative standalone selling price. Significant judgment was made by us in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons, derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.

For the incentives offered for future sales transaction, we net a portion of brokerage commission income attributable to the incentives when points or coupons are actually redeemed.

For the incentives that are considered to be a payment of other distinct goods, the incentives are accounted for as selling and marketing expenses with corresponding liabilities reflected as other liabilities on the consolidated balance sheet.

For the years ended December 31, 2018, 2019 and 2020, the total revenue netted or deferred in relations to the customers loyalty program were HK$101.6 million, HK$89.0 million and HK$276.2 million (US$35.6 million), and the total selling and marketing expenses recognized in relations to the customers loyalty program were HK$38 thousand, HK$14.0 million and HK$66.4 million (US$8.6 million), respectively.

As of December 31, 2019 and 2020, contract liabilities recorded related to the incentive program were HK$2.1 million and HK$8.2 million (US$1.1 million), respectively. As of December 31, 2019 and 2020, other liabilities recorded related to the incentive program were HK$7.4 million and HK$42.3 million (US$5.5 million), respectively.

Share-Based Compensation

All share-based awards to employees and directors, such as share options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options and restricted share units granted generally vest over four or five years.

We use the fair value of each of our ordinary shares on the grant date to estimate the fair value of share options and restricted share units.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest.

Share-based compensation was recognized in operating expenses for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$

	(in thousands)
Selling and marketing expenses	104	538	1,640	212
Research and development expenses	9,223	12,055	20,579	2,654
General and administrative expenses	1,113	3,374	10,354	1,335
Total share-based compensation expenses	10,440	15,967	32,573	4,201

Share Incentive Plans

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

In December 2018, our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, pursuant to which the maximum number of shares available for issuance is a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by our board, plus an annual increase on each September 30 during the term of the 2019 Plan commencing on September 30, 2020, by an amount determined by our board; provided, however, that (i) the total number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of the 2019 Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29 immediately preceding the most recent increase. As of December 31, 2020, restricted share units representing 6,067,400 Class A ordinary shares had been granted and outstanding under the 2019 Plan.

Share Options

In 2018, 2019 and 2020, we granted 9,625,690, 9,791,200 and 2,489,832 share options, respectively, under our share incentive plans.

A summary of the share option activity under our share incentive plans in 2018, 2019 and 2020 is included in the table below.

	Number of shares	Weighted-average
	underlying options	exercise price per option
	granted	(US$)
Outstanding at December 31, 2017	111,624,775	0.0186
Granted	9,625,690	1.1065
Cancelled/forfeited	(42,627)	0.2000
Outstanding at December 31, 2018	121,207,838	0.1049
Exercised	(106,295,232)	0.0126
Granted	9,791,200	0.6500
Cancelled/forfeited	(985,180)	0.8402
Outstanding at December 31, 2019	23,718,626	0.5161
Exercised	(5,048,824)	0.4293
Granted	2,489,832	0.6810
Cancelled/forfeited	(2,117,298)	0.5588
Outstanding at December 31, 2020	19,042,336	0.5628

For the year ended December 31, 2019 and 2020, 106,295,232 and 5,048,824 options were exercised, respectively, while no options were exercised for the years ended December 31, 2018.

On December 30, 2019, we modified the exercise price of 8,113,145 share options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

The following table summarizes information regarding the share options outstanding as of December 31, 2020 and exercise prices and aggregate intrinsic value:

	As of December 31, 2020
			Weighted-average
		Weighted-average	remaining exercise
		exercise price per	contractual life	Aggregate intrinsic
	Options number	option	(years)	value
		US$		US$ (in thousands)
Options
Outstanding	19,042,336	0.5628	3.90	98,182
Exercisable	3,315,850	0.4891	3.84	17,341
Expected to vest	15,726,486	0.5783	3.91	80,841

The weighted average grant date fair value of options granted in December 2018, 2019 and 2020 was US$0.6010, US$0.7345 and US$1.5239 per option, respectively.

Restricted Share Units

The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the company on grant date. For the years ended December 31, 2018, 2019 and 2020, we granted nil, nil and 6,067,400 restricted share units to employees under the 2019 Plan, respectively.

The following table summarizes information of restricted share units granted under our share incentive plans:

	Number of shares	Weighted-average
	underlying restricted	grant date fair
	share units granted	value per share (US$)
Outstanding at December 31, 2019	—	—
Granted	6,067,400	4.6827
Outstanding at December 31, 2020	6,067,400	4.6827

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

B.    Liquidity and Capital Resources

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of December 31, 2018, 2019 and 2020, respectively, our cash and cash equivalents were HK$215.6 million, HK$362.6 million and HK$1,034.7 million (US$133.4 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits with initial terms of less than three months placed with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

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

As of December 31, 2020, our cash and cash equivalents were HK$1,034.7 million (US$133.4 million), out of which HK$66.3 million (US$8.6 million) was held in Renminbi, HK$453.6 million (US$58.5 million) was held in U.S. dollars, HK$451.7 million (US$58.3 million) was held in Hong Kong dollars, and HK$63.1 million (US$8.1 million) was held in Singapore dollars. As of December 31, 2020, 4.1% of our cash and cash equivalents were held in China, and 0.4% were held by our VIE. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we received from our securities offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries”.

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

Regulatory Capital Requirements

Our broker-dealer and insurance-broker subsidiaries, Futu Securities International (Hong Kong) Limited, Futu Inc., Futu Clearing Inc., Futu Singapore Pte. Ltd., and Futu Insurance Brokers (Hong Kong) Limited are subject to capital requirements determined by their respective regulators. Futu Securities International (Hong Kong) Limited, our subsidiary located in Hong Kong, is subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, and Futu Securities International (Hong Kong) Limited is required to maintain minimum paid-up share capital and liquid capital. Futu Inc. and Futu Clearing Inc., our subsidiaries located in the United States, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital. Futu Singapore Pte. Ltd., our subsidiary located in Singapore, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licenses) Regulations, which requires the maintenance of financial resource over its total risk requirement. Futu Insurance Brokers (Hong Kong) Limited, our subsidiary located in Hong Kong, is subject to the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules, and is required to maintain minimum paid-up share capital and net asset.

The table below summarizes the net capital, the requirement and the excess capital for our broker-dealer and insurance broker subsidiaries as of December 31, 2020:

	As of December 31, 2020
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities International (Hong Kong) Limited	2,453,687	1,286,263	1,167,424
Futu Inc.	78,597	11,945	66,652
Futu Clearing Inc.	131,415	1,938	129,477
Futu Singapore Pte. Ltd.	56,775	586	56,189
Futu Insurance Brokers (Hong Kong) Limited	2,034	500	1,534

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2018, 2019 and 2020, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	4,470,167	1,969,434	20,456,717	2,638,392
Net cash used in investing activities	(78,052)	(160,057)	(244,175)	(31,493)
Net cash generated from financing activities	35,690	1,151,622	8,406,896	1,084,312
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,457	(44,666)	(1,117)	(144)
Net increase in cash, cash equivalents and restricted cash	4,435,262	2,916,333	28,618,321	3,691,067
Cash, cash equivalents and restricted cash at beginning of the year	7,551,842	11,987,104	14,903,437	1,922,181
Cash, cash equivalents and restricted cash at end of the year	11,987,104	14,903,437	43,521,758	5,613,248

Operating activities

Net cash generated from operating activities in 2020 was HK$20.5 billion (US$2.6 billion), as compared to net income of HK$1,325.5 million (US$171.0 million) in the same year. The difference was primarily due to net increases of HK$33.7 billion (US$4.3 billion) in accounts payable to clients and brokers and of HK$5.5 billion (US$0.7 billion) in securities sold under agreements to repurchase, partially offset by net increase of HK$5.0 billion (US$0.7 billion) in accounts receivable from clients and brokers and net increase of HK$14.6 billion (US$1.9 billion) in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2020 were HK$32.6 million (US$4.2 million) in share-based compensation expenses and HK$27.2 million (US$3.5 million) in depreciation and amortization expenses.

Net cash generated from operating activities in 2019 was HK$2.0 billion, as compared to net income of HK$165.7 million in the same year. The difference was primarily due to net increase of HK$3.7 billion in accounts payable to clients and brokers, partially offset by net increase of HK$927.3 million in accounts receivable from clients and brokers and net increase of HK$1,101.8 million in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2019 were HK$16.0 million in share-based compensation expenses and HK$16.5 million in depreciation and amortization.

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

Investing activities

Net cash used in investing activities in 2020 was HK$244.2 million (US$31.5 million), primarily due to the placement of term deposit of HK$300.0 million (US$38.7 million) with initial terms of over three months and the purchase of available-for-sale financial securities of HK$206.8 million (US$26.7 million), partially offset by the proceeds from disposal of available-for-sale financial securities of HK$306.6 million (US$39.5 million).

Net cash used in investing activities in 2019 was HK$160.1 million, primarily due to the purchase of available-for-sale financial securities of HK$285.8 million and the purchase of property, equipment and intangible assets of HK$118.3 million, partially offset by the proceeds from disposal of available-for-sale financial securities of HK$250.1 million.

Net cash used in investing activities in 2018 was HK$78.1 million, primarily due to the purchase of available-for-sale financial securities of HK$123.3 million and the purchase of property, equipment and intangible assets of HK$18.8 million, partially offset by the proceeds from disposal of available-for-sale financial securities of HK$63.9 million.

Financing activities

Net cash generated from financing activities in 2020 was HK$8.4 billion (US$1.1 billion), primarily attributable to proceeds of HK$24.1 billion (US$3.1 billion) from short-term borrowings and proceeds of HK$4.4 billion (US$0.6 billion) from our securities offerings, including issuance of pre-funded warrants, partially offset by repayment of short-term borrowings of HK$20.1 billion (US$2.6 billion).

Net cash generated from financing activities in 2019 was HK$1,151.6 million, primarily attributable to proceeds of HK$6.8 billion from short-term borrowings and proceeds of HK$1,259.3 million from our initial public offering and concurrent private placement, partially offset by repayment of short-term borrowings of HK$6.9 billion.

Net cash generated from financing activities in 2018 was HK$35.7 million, primarily attributable to proceeds of HK$6.1 billion from short-term borrowings, partially offset by repayment of short-term borrowings of HK$6.0 billion.

Short-term Borrowings

	As of December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$

Borrowings from:	(in thousands)
Banks(1)	1,176,251	1,467,586	5,182,620	668,432
Third party(2)	400,000	—	—	—
Other financial institutions	—	—	300,198	38,718
Total	1,576,251	1,467,586	5,482,818	707,150

Notes:

(1)

We have unused borrowing facilities of HK$4,190.8 million, HK$3,326.6 million and HK$3,285.9 million (US$548.2 million) from banks as of December 31, 2018, 2019 and 2020, respectively, which are uncommitted. These bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bear floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, or HIBOR, CNH HIBOR, etc.

(2)

We had an unused facility of HK$1,100.0 million from a third party as of December 31, 2018. This facility was uncommitted and could be withdrawn upon the request of us. As of December 31, 2019, and 2020, we had no unused facilities from third party.

We have entered into short-term borrowings primarily to support our margin financing business in Hong Kong. Our short-term borrowings bear weighted average interest rates of 4.46%, 4.29% and 1.82% as of December 31, 2018, 2019 and 2020, respectively.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$18.8 million in 2018, HK$118.3 million in 2019 and HK$44.6 million (US$5.8 million) in 2020. The capital expenditures in 2020 were primarily due to the renovation of our new office space. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our securities offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Futu Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong and the PRC, our VIE and its subsidiaries in China. As a result, Futu Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in Hong Kong and the PRC. If our existing Hong Kong and PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.   Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

E.   Off-Balance Sheet Arrangements

We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and securities borrowing and lending agreements. The margin loans extended to the clients are collateralized by the cash or securities pledged in clients’ accounts at a required margin level determined at our sole discretion. Securities borrowing and lending transactions require us to deposit cash collateral with the lender and receive the cash collateral from the borrower. The cash collateral is generally in excess of the market value of the securities borrowed and lent. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the borrower of these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations to return the securities. We monitor required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and control our risk exposure through risk management system. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. For more information regarding the collateralized transactions, see note 16 of our consolidated financial statements included in this annual report.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides liquidity, capital resources, market risk support or credit support to us or engages in leasing, hedging or product development services with us.

F.   Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
	Total	2021	2022	2023	2024	2025

	(HK$ in thousands)
Operating lease commitments(1)	240,673	74,740	70,180	62,559	17,004	16,190
Total	240,673	74,740	70,180	62,559	17,004	16,190

Note:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through November 14, 2025.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.   Safe Harbor

See “Forward-Looking Information” on page 4 of this annual report.

Item 6.          Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leaf Hua Li	44	Founder, Chairman of the Board of Directors and Chief Executive Officer
Arthur Yu Chen	45	Chief Financial Officer
Nineway Jie Zhang	46	Director
Shan Lu	47	Director
Eric Chi Zhang	45	Director
Vic Haixiang Li	48	Independent Director
Brenda Pui Man Tam	50	Independent Director
Robin Li Xu	38	Senior Vice President

Mr. Leaf Hua Li is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Li has rich experience and expertise in the technology and internet sectors in China. Before founding our company, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. Mr. Li joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and key research and development participant of Tencent QQ. Mr. Li was also the founder of Tencent Video and led the product design and development of Tencent Video. Mr. Li invented 23 international and domestic patents while working at Tencent. In 2008, Mr. Li was presented the “Innovative Talent Award” by the municipal government of Shenzhen, Guangdong. Mr. Li is currently an independent director of Boqii Holdings Limited (NYSE: BQ). Mr. Li received his bachelor’s degree in computer science and technology from Hunan University in 2000.

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

Mr. Eric Chi Zhang has served as our director since August 2019. Mr. Zhang is a Managing Director and Head of General Atlantic’s business in China and also serves on the firm’s Management Committee. He serves on the boards of Quantum Bloom Company Ltd. and Quantum Bloom Group Ltd., Bytedance, Xiabu, NetEase Cloud Music, and Ocean Link. Mr. Zhang also serves on the Investment Committee of Ocean Voyage. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. Mr. Zhang is currently an independent director and a member of the nominating and corporate governance committee of the board of directors of Quantum Bloom Company Ltd. and Quantum Bloom Group Ltd. and has previously served on the boards of a number of other companies. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partner — RMB Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

Mr. Vic Haixiang Li has served as our independent director since March 2019. Mr. Li is an investor based in Hong Kong. As founder and managing partner of VI Ventures, and the chairman of VI Asset Management, Mr. Li focuses on investing in new technology companies in healthcare and FinTech. Mr. Li is also a co-founder of Tencent. Before founding VI Ventures and establishment of VI Asset Management, Mr. Li was in charge of Tencent’s online search business from 2010 to 2012 and served as the senior executive vice president of Tencent from 1999. Mr. Li was recognized as “China Top CIO” by the CEO and CIO magazine in 2008. Mr. Li has also served as independent non-executive director at AVO Insurance Company Limited since October 2019. Mr. Li received his bachelor’s degree in computer software from South China University of Technology in 1994 and his master’s degree in business administration from China Europe International Business School in 2007.

Ms. Brenda Pui Man Tam has served as our independent director since March 2019. Ms. Tam served as a partner at the Beijing office of PricewaterhouseCoopers China and PricewaterhouseCoopers Hong Kong from 2007 to 2016 and a senior manager at the Beijing office of PricewaterhouseCoopers China from 2006 to 2007. Prior to that, Ms. Tam served as an audit experienced manager and an audit senior manager at the San Jose office of PricewaterhouseCoopers LLP from 2000 to 2006. Ms. Tam also served in multiple audit positions at PricewaterhouseCoopers Hong Kong from 1995 to 2000 and at Ernst & Young Hong Kong from 1992 to 1995. Ms. Tam received her bachelor’s degree in accountancy from City University of Hong Kong in 1992. Ms. Tam is qualified as a certified public accountant in the United States (California), a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in the United Kingdom.

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

B.    Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of HK$20.1 million (US$2.6 million) in cash to our executive officers and directors, and an aggregate of HK$350 thousands (US$45 thousands) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Amended and Restated 2014 Share Incentive Plan” and “—2019 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

Amended and Restated 2014 Share Incentive Plan

In December 2018, our board of directors approved the Amended and Restated 2014 Share Incentive Plan, or the A&R 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the A&R 2014 Plan is 135,032,132 ordinary shares, subject to amendment. As of February 28, 2021, awards to purchase 19,042,336 ordinary shares have been granted and were outstanding under the A&R 2014 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

In December 2018, our board of directors approved the 2019 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Share Incentive Plan, or the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by our board, plus an annual increase on each September 30 during the term of the 2019 Plan commencing on September 30, 2020, by an amount determined by our board; provided, however, that (i) the total number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of the 2019 Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29 immediately preceding the most recent increase. As of February 28, 2021, restricted share units to acquire 6,067,400 ordinary shares have been granted and were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2021, the number of Class A ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Leaf Hua Li	*(1)	—	December 24, 2020	—
Arthur Yu Chen	*	Nominal	November 8, 2018 and October 5, 2020	October 30, 2024
Nineway Jie Zhang	*	Nominal	November 1, 2014	October 30, 2024
Robin Li Xu	*	Nominal	November 1, 2014 and January 2, 2020	October 30, 2024 and January 1, 2030

*Less than 1% of our total outstanding ordinary shares.

Note:

(1)	In December 2020, our company granted Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, restricted share units under the 2019 Share Incentive Plan to acquire 800 Class A ordinary shares for the purpose of testing and experiencing our self-developed ESOP management system.

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

Audit Committee. Our audit committee consists of Ms. Brenda Pui Man Tam and Mr. Vic Haixiang Li. Ms. Brenda Pui Man Tam is the chairperson of our audit committee. We have determined that Ms. Brenda Pui Man Tam and Mr. Vic Haixiang Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Brenda Pui Man Tam qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Leaf Hua Li. Mr. Vic Haixiang Li is the chairman of our compensation committee. We have determined that Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Leaf Hua Li, Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam. Mr. Leaf Hua Li is the chairman of our nominating and corporate governance committee. Mr. Vic Haixiang Li and Ms. Brenda Pui Man Tam each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

D.    Employees

As of December 31, 2020, we had a total of 1,315 employees. Among these employees, 1,199 employees were located in China, 91 employees were located in Hong Kong, 21 employees were located in the United States, and 4 employees were located in Singapore. Our employees who handle our online brokerage business are all based in Hong Kong. We had a total of 585 and 847 employees as of December 31, 2018 and 2019, respectively.

The following table sets forth the number of our employees as of December 31, 2020 by function:

	As of
	December 31, 2020
	Number	%
Functions:
Research and development	919	69.9%
Customer services and operations	125	9.5%
General and administration	132	10.0%
Marketing	139	10.6%
Total	1,315	100.0%

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

E.    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 590,477,040 Class A ordinary shares and 494,552,051 Class B ordinary shares outstanding as of February 28, 2021.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B	% of Total	% of Aggregate
	Shares	Ordinary Shares	Ordinary Shares	Voting Power***
Directors and Executive Officers**:
Leaf Hua Li(1)	50,000,000	353,750,000	37.2%	68.0%
Arthur Yu Chen(2)	*	—	*	*
Nineway Jie Zhang	*	—	*	*
Shan Lu(3)	*	—	*	*
Eric Chi Zhang(4)	—	—	—	—
Robin Li Xu	*	—	*	*
Vic Haixiang Li(5)	—	—	—	—
Brenda Pui Man Tam(6)	—	—	—	—
All Directors and Executive Officers as a Group	59,615,720	353,750,000	38.1%	68.1%
Principal Shareholders:
Entities affiliated with Leaf Hua Li(1)	50,000,000	353,750,000	37.2%	68.0%
Entities affiliated with Tencent(7)	106,360,273	140,802,051	22.8%	27.9%

*Less than 1% of our total outstanding ordinary shares.

**Except as indicated otherwise below, the business address of our directors and executive officers is 28/F, Unit 1, Building D, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China.

***For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to twenty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Notes:

(1)	Represents 252,812,500 Class B ordinary shares and 50,000,000 Class A ordinary shares (in the form of ADSs) held by Lera Ultimate Limited, a BVI business company, and 100,937,500 Class B ordinary shares held by Lera Infinity Limited, a BVI business company, as reported on the Schedule 13G/A filed by Mr. Li, among others, on February 9, 2021. Lera Ultimate Limited is ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is ultimately owned by Lera Target Trust. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our company. The registered address of each of Lera Ultimate Limited and Lera Infinity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The business address of Mr. Arthur Yu Chen is 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China.
(3)	The business address of Mr. Shan Lu is Building A, No.12, Shenzhenwan Science and Technology Ecological Garden, Yuehai Subdistrict, Nanshan District, Shenzhen, People’s Republic of China.
(4)	The business address of Mr. Eric Chi Zhang is Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong.
(5)	The business address of Mr. Vic Haixiang Li is Suite 7013, 70/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong S.A.R., People’s Republic of China.
(6)	The business address of Ms. Brenda Pui Man Tam is 932 Weldwood Ct, Los Gatos, CA 95032, the United States of America.
(7)	Represents (i) 28,840,949 Class A ordinary shares and 140,802,051 Class B ordinary shares directly held by Qiantang River Investment Limited, a limited liability company incorporated in British Virgin Islands; (ii) 71,024,142 Class A ordinary shares directly held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong; (iii) 5 Class A ordinary shares directly held by TPP Follow-on I Holding A Limited, a limited liability company incorporated in the Cayman Islands; (iv) 1 Class A ordinary share directly held by TPP Opportunity I Holding A Limited, a limited liability company incorporated in the Cayman Islands; (v) 1,161,840 Class A ordinary shares represented by 145,230 ADSs held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent Holdings Limited; and (vi) 5,333,336 Class A ordinary shares represented by 666,667 ADSs held of record by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, as reported on Schedule 13G filed by Qiantang River Investment Limited, among others, on January 28, 2021. Qiantang River Investment Limited, Image Frame Investment (HK) Limited, and Tencent Mobility Limited are wholly-owned subsidiaries of Tencent Holdings Limited, and TPP Follow-on I Holding A Limited, TPP Opportunity I Holding A Limited and TPP Opportunity GP I, Ltd. are controlled by Tencent Holdings Limited. The foregoing entities are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Qiantang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F, Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding A Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of TPP Opportunity I Holding A Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of February 28, 2021, a total of 489,414,936 Class A ordinary shares are held by one record holder in the United States, representing approximately 45.1% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

B.    Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions and Strategic Cooperation with Tencent

Transactions with Tencent. Tencent has been a principal shareholder of us since October 2014. We purchased equipment, cloud services, SMS channel services and other services from Tencent in the amount of HK$56.6 million (US$7.3 million) in 2020. As of December 31, 2020, we had amounts due to Tencent of HK$87.2 million (US$11.2 million), primarily consisting of amounts due to Tencent of HK$70.8 million (US$9.1 million) in relation to our ESOP management services and HK$16.1 million (US$2.1 million) in relation to purchase of cloud services and equipment.

Strategic Cooperation Framework Agreement. We work with our strategic investor, Tencent, across a number of cooperation areas in a mutually beneficial relationship. Our collaboration is in part driven by our shared values of technological excellence and innovation. Collaborating with Tencent creates meaningful advantages to us. In December 2018, Shenzhen Futu, one of our operating entities in China, entered into a strategic cooperation framework agreement with Shenzhen Tencent Computer System Co., Ltd. (深圳市腾讯计算机系统有限公司), a subsidiary of Tencent. Pursuant to the strategic cooperation framework agreement, subject to further definitive agreements to be entered into between the parties, and to the extent in compliance with applicable laws and regulations, Tencent agreed to cooperate with us in traffic, content and cloud areas through Tencent’s online platform. In addition, to the extent permitted by the applicable laws and regulations, we and Tencent agreed to further explore and pursue additional opportunities for potential cooperation in the area of fintech-related products and services to expand both parties’ international operations. Tencent also agreed to cooperate with us in the areas of ESOP services, administration, talent recruiting and training. The strategic cooperation framework agreement has a term of three years unless Tencent ultimately holds less than 15% of our outstanding shares (including through convertible notes and/or other convertible rights that can be converted into ours shares), in which case the agreement will be terminated. After the expiration of the agreement, if both parties intend to continue the cooperation under the agreement, a separate written agreement will be executed upon negotiation of the parties. The agreement is governed by PRC law. For any dispute arising out of or relating to the agreement, the parties should first strive to resolve the dispute through amicable consultation. In case no settlement can be reached through consultation within thirty (30) days after either party has issued a notice to the other party on such dispute, either we or Tencent can bring the dispute to a Nanshan district court in Shenzhen, China for resolution.

Transactions with Directors and Executive Officers

We provide brokerage services to our directors and officers and their spouses. Revenue earned from such services amounted to HK$1.6 million (US$0.2 million) for the year ended December 31, 2020. Cash deposited by our directors and their spouses for trading purpose were recorded as payables to clients in our consolidated balance sheets as of December 31, 2020 and amounted to HK$42.0 million (US$5.4 million).

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

We have entered into a subscription agreement with General Atlantic Singapore FT Pte. Ltd. in connection with a private placement concurrent with our initial public offering, pursuant to which we have granted the investor registration rights on terms and conditions equivalent to and on a pari passu basis as holders of the abovementioned registrable securities.

We have entered into a registration rights agreement with a leading global investment firm in connection with a private placement of our Class A ordinary shares in the form of prepaid warrants in December 2020, pursuant to which we have granted the investor registration rights on terms and conditions equivalent to and on a pari passu basis as holders of the abovementioned registrable securities.

Demand Registration Rights

Registration other than on Form F-3 or Form S-3. At any time or from time to time after the earlier of (i) May 27, 2023 or (ii) the date that is six (6) months after the closing of our initial public offering, holder(s) holding ten percent (10%) or more of the voting power of the then outstanding registrable securities held by all holders may request in writing that we effect a registration of the registrable securities. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all other holders and as soon as practicable, use its best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) business days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We shall be obligated to effect no more than three (3) registrations that have been declared and ordered effective; provided that if the sale of all of the registrable securities sought to be included is not consummated, such registration shall not be deemed to constitute one of the registration rights.

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

Legal Proceedings

We may from time to time be subject to various legal, arbitration or administrative claims and proceedings arising in the ordinary course of business involving our users, clients and third-party business partners in contract disputes and other matters. We are currently involved in certain lawsuits, which we believe are immaterial to our company on an individual basis or a collective basis. However, litigation, arbitration or any other legal or administrative proceeding, regardless of the outcome, could result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and disruptive to our business and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings,” and “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators.” See also “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.”

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

Item 9.          The Offer and Listing

A.   Offering and Listing Details

The ADSs, each representing eight of our Class A ordinary shares, have been listed on Nasdaq since March 8, 2019. The ADSs trade under the symbol “FUTU.”

B.   Plan of Distribution

Not applicable.

C.   Markets

The ADSs have been listed on Nasdaq since March 8, 2019 under the symbol “FUTU.”

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares which are cast at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of one or more shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all outstanding and issued shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our Memorandum and Articles of Association and any special resolutions, and our register of mortgages and charge). However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Document on Display.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would likely to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires;
●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act and our Memorandum and Articles of Association, our Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

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

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to summary or description of PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law.

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

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands as to tax concessions under the Tax Concessions Act (As Revised). In accordance with the provision of Section 6 of the Tax Concessions Act (As Revised), the Financial Secretary has undertaken with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and
●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of our company; or
(ii)	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (As Revised).

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any state, local and non-U.S. tax considerations, such as estate or gift tax considerations, alternative minimum tax considerations, the potential application of the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, relating to the ownership or disposition of the ADSs or our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	individual retirement accounts or other tax-deferred accounts;
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of the ADSs or our ordinary shares (by vote or value);
●	persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we are not, will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rate of taxation described in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest charge on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, are traded on a qualified exchange or other market upon their listing on the Nasdaq Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder who made a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 whether or not a mark-to-market election is or has been made. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or our ordinary shares if we are or become a PFIC.

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

Item 11.        Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Most of our revenues are denominated in Hong Kong dollar and a significant portion of our expenses are denominated in Renminbi. The value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is effectively denominated in Hong Kong dollars, while the ADSs are traded in U.S. dollars.

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

As of December 31, 2018, 2019 and 2020, we had RMB-denominated net assets of HK$50.2 million, and net liabilities of HK$94.3 million and HK$262.9 million (US$33.9 million), respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018, 2019 and 2020 would result in a decrease of US$0.6 million in our pre-tax profit for the year ended December 31, 2018, and an increase of US$1.2 million and US$3.4 million, respectively, in our pre-tax profit for the year ended December 31, 2019 and 2020, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018, 2019 and 2020 would result in an increase of US$0.6 million in our pre-tax profit for the year ended December 31, 2018 and a decrease of US$1.2 million and US$3.4 million, respectively, in our pre-tax profit for the year ended December 31, 2019 and 2020.

Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by the Securities and Futures Ordinance and the Uniform Net Capital Rule (Rule 15c3-1). These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

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

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2018, 2019 and 2020, we did not have any material concentrations of credit risk within or outside the ordinary course of business.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2020 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$65.4 million (US$8.4 million) net income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$65.4 million (US$8.4 million) net loss, depending largely on the extent and timing of possible changes in floating rates.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2018 and 2019 were increases of 2.5% and 2.9%, respectively, and the year-over-year percent change in the consumer price index for December 2020 was a decrease of 0.7%. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

Item 12.        Description of Securities Other than Equity Securities

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Charges ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Persons depositing or withdrawing Class A ordinary
shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	● Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement)

● Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2020, we received nil in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Payment of Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of ADSs or allow holders thereof to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by the ADSs to pay any taxes owed and the ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the automatic shelf registration statement on Form F-3 (File No. 333-248076) (the “Form F-3 Registration Statement”) filed with the SEC on August 17, 2020 in relation to our public offering of 9,500,000 ADSs, representing 76,000,000 Class A ordinary shares, at a public offering price of US$33.0 per ADS. Our public offering closed in August 2020. Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC, UBS Securities LLC and Haitong International Securities Company Limited were the representatives of the underwriters for our public offering. We raised from our public offering US$301.8 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from August 17, 2020, the date that the Form F-3 Registration Statement became effective upon filing with the SEC, to December 31, 2020, we used the entire amount of the net proceeds from our public offering for margin financing business and general corporate purposes, including research and development, working capital needs, and increased regulatory capital requirements of the HK SFC and regulatory authorities in other jurisdictions as a result of our business expansion. None of the proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. There is no material change in the use of proceeds as described in the Form F-3 Registration Statement.

Item 15.        Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Remediation of the Material Weakness in Internal Control over Financial Reporting

As of December 31, 2020, based on our management’s assessment on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 had been remediated.

The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. To remediate the material weakness that had been identified, we have taken various measures, including (i) hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements; (ii) establishing clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) formalizing the procedures and controls regarding the financial reporting process and developing and implementing a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures, including an accounting manual and financial closing and reporting checklists, to allow early detection, prevention and resolution of potential misstatements; (iv) establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements; and (v) enhancing internal control function to ensure proper design and implementation of our accounting policies and financial reporting procedures.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2019		2020
Audit fees(1)	US$	716,580	US$	1,455,865
All other fees(2)	US$	366,262	US$	101,206

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also rely on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2020. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.        Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.        Financial Statements

The consolidated financial statements of Futu Holdings Limited, its subsidiaries and its consolidated variable interest entity are included at the end of this annual report.

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on February 19, 2019 (File No. 333-229094))

2.3

Deposit Agreement, among the Registrant, the depositary and holder and beneficial owners of the American Depositary Receipts issued thereunder, dated March 7, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2019 (File No. 333- 233721))

2.4

Second Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated May 22, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020 (File No. 001-38820))

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

4.12*	Purchase Agreement by and between the Registrant and a leading global investment firm, dated December 8, 2020

4.13*	Registration Rights Agreement by and between the Registrant and a leading global investment firm, dated December 14, 2020

8.1*	List of significant subsidiaries and consolidated affiliated entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definition Linkbase Document
101.LAB* XBRL Taxonomy Extension Labels Linkbase Document
101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document
104* Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

Date: March 26, 2021

FUTU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Futu Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Futu Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020 and the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Incentives - customer loyalty program

As described in Note 2 to the consolidated financial statements, the Company operates a customer loyalty program that offers to its customers a variety of incentives in the form of incentive points and coupons for redemption of free or discounted goods or services. In relation to the customer loyalty program, a total contract liability of HK$8,249 thousand was recorded on the consolidated balance sheet as of December 31, 2020. The contract liability is determined by management based on the expected usage of the incentive points and coupons, and their estimated relative standalone selling price. Significant judgment was made by management in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.

The principal considerations for our determination that performing procedures relating to the incentives offered in the customer loyalty program is a critical audit matter are there were significant judgments by management in developing estimates relating to the expected usage and relative standalone selling price of the incentive points and coupons. This in turn led to significant audit effort in performing audit procedures relating to management’s estimates of expected usage and relative standalone selling price of the incentive points and coupons derived from historical trading volume, commission rates and redemption patterns, and a high degree of auditor judgment and subjectivity in evaluating audit evidence relating to the estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the incentives offered in the customer loyalty program including information technology general and automated controls over the Company’s systems. These procedures also included, among others, (i) testing the integrity of the underlying data used in developing the estimates; (ii) evaluating the reasonableness of management’s significant assumptions in determining the expected usage and estimated relative standalone selling price, including trading volume, commission rates and redemption patterns; and (iii) evaluating the reasonableness of the estimates by comparing to actual results.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

March 26, 2021

We have served as the Company’s auditor since 2018.

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		362,574	1,034,668	133,447
Cash held on behalf of clients		14,540,863	42,487,090	5,479,801
Term deposits		—	300,000	38,693
Available-for-sale financial securities		93,773	—	—
Equity method investment	4	6,166	—	—
Loans and advances (net of allowance of nil and HK$9,075 thousand as of December 31, 2019 and 2020, respectively)	6	4,188,689	18,825,366	2,428,014
Receivables:
Clients		247,017	735,145	94,816
Brokers		1,226,348	5,780,461	745,539
Clearing organization		304,080	1,243,928	160,436
Fund management companies and fund distributors		—	297,622	38,386
Interest		16,892	19,876	2,564
Prepaid assets		12,470	11,422	1,473
Operating lease right-of-use assets	5	161,617	208,863	26,938
Other assets	9	239,435	393,326	50,729
Total assets		21,399,924	71,337,767	9,200,836
LIABILITIES
Amounts due to related parties	29(b)	33,628	87,169	11,243
Payables:
Clients		15,438,879	46,062,842	5,940,986
Brokers		1,484,243	4,533,581	584,722
Clearing organization		—	324,266	41,822
Fund management companies and fund distributors		26,381	127,442	16,437
Interest		519	5,493	708
Borrowings	10	1,467,586	5,482,818	707,150
Securities sold under agreements to repurchase		1,590	5,453,037	703,309
Operating lease liabilities	5	172,466	222,231	28,662
Accrued expenses and other liabilities	11	226,079	731,198	94,307
Total liabilities		18,851,371	63,030,077	8,129,346

Contingencies (Note 28)

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares(US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 459,090,941 and 590,139,760 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12	36	47	6
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 544,552,051 and 494,552,051 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12	42	38	5
Additional paid-in capital		2,536,182	6,960,369	897,718
Accumulated other comprehensive (loss)/income		(4,446)	4,974	642
Retained earnings	13	16,739	1,342,262	173,119
Total shareholders’ equity		2,548,553	8,307,690	1,071,490
Total liabilities and shareholders’ equity		21,399,924	71,337,767	9,200,836

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		Year ended December 31,
	Note	2018	2019	2020	2020
		HK$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	18	407,990	511,365	1,990,138	256,679
Interest income	19	360,585	464,903	965,627	124,542
Other income	20	42,768	85,287	355,057	45,794
Total revenues		811,343	1,061,555	3,310,822	427,015
Costs
Brokerage commission and handling charge expenses	21,24	(80,127)	(100,550)	(361,486)	(46,623)
Interest expenses	22	(95,624)	(89,238)	(185,090)	(23,872)
Processing and servicing costs	23,24	(73,843)	(91,916)	(149,378)	(19,266)
Total costs		(249,594)	(281,704)	(695,954)	(89,761)
Total gross profit		561,749	779,851	2,614,868	337,254

Operating expenses
Research and development expenses	24	(151,097)	(262,345)	(513,283)	(66,201)
Selling and marketing expenses	24	(98,062)	(164,701)	(385,320)	(49,697)
General and administrative expenses	24	(103,831)	(164,850)	(248,404)	(32,038)
Total operating expenses		(352,990)	(591,896)	(1,147,007)	(147,936)

Others, net		(7,959)	(9,462)	(17,238)	(2,223)

Income before income tax expenses		200,800	178,493	1,450,623	187,095

Income tax expenses	25	(62,288)	(12,286)	(124,793)	(16,095)
Share of loss from equity method investment		—	(543)	(307)	(40)

Net income		138,512	165,664	1,325,523	170,960

Preferred shares redemption value accretion		(66,998)	(12,309)	—	—
Income allocation to participating preferred shareholders		(34,576)	(10,196)	—	—
Net income attributable to ordinary shareholders of the Company		36,938	143,159	1,325,523	170,960

Net income		138,512	165,664	1,325,523	170,960
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment		754	(3,147)	9,420	1,215
Total comprehensive income		139,266	162,517	1,334,943	172,175

Net income per share attributable to ordinary shareholders of the Company	16
Basic		0.09	0.17	1.28	0.16
Diluted		0.07	0.16	1.26	0.16

Net income per ADS
Basic			1.38	10.23	1.32
Diluted			1.25	10.10	1.30

Weighted average number of ordinary shares used in computing net income per share	16
Basic		403,750,000	832,790,329	1,036,865,727	1,036,865,727
Diluted		511,536,122	917,897,426	1,050,143,014	1,050,143,014

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except for share and per share data)

				Class A		Class B			Accumulated
		Ordinary shares		ordinary shares		ordinary shares		Additional	other	(Accumulated
		Number of		Number of		Number of		paid in	comprehensive	deficit)/Retained
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss)/income	earnings	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$
As of January 1, 2018		403,750,000	31	—	—	—	—	—	(2,053)	(230,879)	(232,901)
Profit for the year		—	—	—	—	—	—	—	—	138,512	138,512
Share-based compensation	15	—	—	—	—	—	—	10,440	—	—	10,440
Preferred shares redemption value accretion		—	—	—	—	—	—	(10,440)	—	(56,558)	(66,998)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	754	—	754
Balance at December 31, 2018		403,750,000	31	—	—	—	—	—	(1,299)	(148,925)	(150,193)

As of January 1, 2019		403,750,000	31	—	—	—	—	—	(1,299)	(148,925)	(150,193)
Profit for the year		—	—	—	—	—	—	—	—	165,664	165,664
Share-based compensation	15	—	—	—	—	—	—	15,967	—	—	15,967
Preferred shares redemption value accretion		—	—	—	—	—	—	(12,309)	—	—	(12,309)
Conversion and redesignation of preferred shares into ordinary shares		—	—	237,129,043	19	140,802,051	11	1,262,751	—	—	1,262,781
Issuance of ordinary shares upon Initial Public Offering (“IPO”)		—	—	115,666,666	9	—	—	1,259,308	—	—	1,259,317
Redesignation of ordinary shares into Class B ordinary shares		(403,750,000)	(31)	—	—	403,750,000	31	—	—	—	—
Shares issued upon exercise of employee share options	15	—	—	106,295,232	8	—	—	10,465	—	—	10,473
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(3,147)	—	(3,147)
Balance at December 31, 2019		—	—	459,090,941	36	544,552,051	42	2,536,182	(4,446)	16,739	2,548,553

As of January 1, 2020		—	—	459,090,941	36	544,552,051	42	2,536,182	(4,446)	16,739	2,548,553
Profit for the year		—	—	—	—	—	—	—	—	1,325,523	1,325,523
Share-based compensation	15	—	—	—	—	—	—	32,573	—	—	32,573
Shares issued upon exercise of employee share options	15	—	—	5,048,824	—	—	—	16,799	—	—	16,799
Issuance of ordinary shares upon follow-on public offering	12	—	—	76,000,000	7	—	—	2,339,711	—	—	2,339,718
Surrendered and cancellation of Class A ordinary shares		—	—	(5)	—	—	—	—	—	—	—
Share conversion from Class B to Class A	12	—	—	50,000,000	4	(50,000,000)	(4)	—	—	—	—
Issuance of Pre-Funded warrants	12	—	—	—	—	—	—	2,035,104	—	—	2,035,104
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	9,420	—	9,420
Balance at December 31, 2020		—	—	590,139,760	47	494,552,051	38	6,960,369	4,974	1,342,262	8,307,690

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,
	Note	2018	2019	2020	2020
		HK$	HK$	HK$	US$
Cash flows from operating activities
Net income		138,512	165,664	1,325,523	170,960
Adjustments for:
Depreciation and amortization		8,327	16,547	27,231	3,512
Expected credit loss expenses		—	—	9,075	1,170
Share of loss from equity method investment		—	543	307	40
Impairment from equity method investment	4	—	—	5,888	759
Foreign exchange (gains)/losses		(7,457)	7,539	11,493	1,482
Share-based compensation	15	10,440	15,967	32,573	4,201
Realized gain from available-for-sale financial securities		(83)	(707)	(665)	(86)
Deferred income tax expenses/(benefit)		15,507	(1,576)	(13,146)	(1,696)
Amortisation of right-of-use assets		—	49,553	52,548	6,777

Changes in operating assets:
Net decrease in amounts due from related parties		6,541	—	—	—
Net increase in loans and advances		(178,937)	(1,101,785)	(14,645,752)	(1,888,946)
Net increase in accounts receivable from clients and brokers		(221,067)	(927,260)	(5,042,241)	(650,326)
Net increase in accounts receivable from clearing organization		(120,063)	(128,125)	(939,848)	(121,218)
Net increase in accounts receivable from fund management companies and fund distributors		—	—	(297,622)	(38,386)
Net (increase)/decrease in interest receivable		(42,386)	32,535	(2,984)	(385)
Net (increase)/decrease in prepaid assets		(5,164)	(3,660)	1,048	135
Net (increase)/decrease in other assets		(89,543)	20,860	(156,222)	(20,173)

Changes in operating liabilities:
Net (decrease)/increase in amounts due to related parties		(6,096)	25,037	83,429	10,760
Net increase in accounts payable to clients and brokers		4,955,073	3,697,534	33,673,301	4,343,037
Net (decrease)/increase in accounts payable to clearing organization		(82,878)	—	324,266	41,822
Net increase in accounts payable to fund management companies and fund distributors		—	26,381	101,061	13,034
Net increase in payroll and welfare payable		17,121	33,990	217,200	28,014
Net increase/(decrease) in interest payable		339	(1,886)	4,974	642
Net decrease in operating lease liabilities		—	(38,704)	(38,077)	(4,911)
Net increase in securities sold under agreements to repurchase		—	1,590	5,451,447	703,104
Net increase in other liabilities		71,981	79,397	271,910	35,070
Net cash generated from operating activities		4,470,167	1,969,434	20,456,717	2,638,392

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		Year Ended December 31,
	Note	2018	2019	2020	2020
		HK$	HK$	HK$	US$
Cash flows from investing activities
Proceeds from disposal of property and equipment and intangible assets		4	9	—	—
Purchase of property and equipment and intangible assets		(18,791)	(118,341)	(44,649)	(5,759)
Purchase of available-for-sale financial securities		(123,260)	(285,784)	(206,793)	(26,671)
Proceeds from disposal of available-for-sale financial securities		63,912	250,061	306,602	39,544
Realized gain received from available-for-sale financial securities		83	707	665	86
Acquisition of equity method investment		—	(6,709)	—	—
Placement of term deposits		—	—	(300,000)	(38,693)
Net cash used in investing activities		(78,052)	(160,057)	(244,175)	(31,493)

Cash flows from financing activities
Proceeds from borrowings		6,078,979	6,764,524	24,108,205	3,109,372
Repayment of borrowings		(6,043,289)	(6,873,188)	(20,092,973)	(2,591,505)
Proceeds from public offering, net of issuance costs		—	1,259,317	2,339,718	301,767
Proceeds from exercise of employee share options		—	969	16,842	2,172
Proceeds from issuance of Pre-Funded warrants		—	—	2,035,104	262,506
Net cash generated from financing activities		35,690	1,151,622	8,406,896	1,084,312

Effect of exchange rate changes on cash, cash equivalents and restricted cash		7,457	(44,666)	(1,117)	(144)

Net increase in cash, cash equivalents and restricted cash		4,435,262	2,916,333	28,618,321	3,691,067
Cash, cash equivalents and restricted cash at beginning of the year		7,551,842	11,987,104	14,903,437	1,922,181

Cash, cash equivalents and restricted cash at end of the year		11,987,104	14,903,437	43,521,758	5,613,248

Cash, cash equivalents and restricted cash
Cash and cash equivalents		215,617	362,574	1,034,668	133,447
Cash held on behalf of clients		11,771,487	14,540,863	42,487,090	5,479,801
Cash, cash equivalents and restricted cash at end of the year		11,987,104	14,903,437	43,521,758	5,613,248

Non-cash financing activities
Accretion to preferred shares redemption value		66,998	12,309	—	—

Supplemental disclosure
Interest paid		(95,285)	(89,238)	(181,706)	(23,436)
Income tax paid		(18,734)	(15,117)	(16,250)	(2,096)
Cash paid for amounts include in operating lease liabilities		—	(50,629)	(58,686)	(7,569)

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Futu Holdings Limited (the “Company”) is an investment holding company incorporated in the Cayman Islands with limited liability and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group principally engages in online financial services including securities and derivative trades brokerage, margin financing and fund distribution services based on internally developed software and digital platform “Futubull”. The Group also provides financial information and online community services, etc. The Company completed its IPO on March 8, 2019 on the Nasdaq Global Market. Each American Depositary Shares (“ADSs”) of the Company represents eight Class A ordinary shares.

As of December 31, 2020, the Company’s principal subsidiaries, consolidated VIE and subsidiary of VIE are as follows:

			Percentage of
			Direct or
	Date of	Place of	Indirect
	Incorporation/	Incorporation/	Economic
Subsidiaries	Establishment/	Establishment	Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities”)	April 17, 2012	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15, 2014	Beijing, PRC	100%	No substantial business
Futu Inc.	December 17, 2015	Delaware, USA	100%	Financial services

VIE
Shenzhen Futu Network Technology Co., Ltd.(1) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Subsidiary of the VIE
Beijing Futu Network Technology Co., Ltd.	April 4, 2014	Beijing, PRC	100%	No substantial business

Note:

(1)	Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

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

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiary of the VIEs for which the Company or its subsidiary is the primary beneficiary.

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

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE Companies

1)    Contractual Agreements with VIEs

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Shen Si, and the VIEs. Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

Shareholders’ Voting Rights Proxy Agreements. Pursuant to the Shareholders’ Voting Rights Proxy Agreements, each shareholder of VIEs irrevocably authorized Shen Si or any person(s) designated by Shen Si to exercise such shareholder’s rights in VIEs, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting right permitted by the articles of association of VIEs. The shareholders’ voting rights proxy agreements remain irrevocable and continuously valid from the date of execution until the expiration of the business term of Shen Si and can be renewed upon request by Shen Si.

Business Operation Agreements. Pursuant to the Business Operation Agreements, VIEs and their shareholders undertake that without Shen Si’s prior written consent, VIEs shall not enter into any transactions that may have a material effect on VIEs’ assets, business, personnel, obligations, rights or business operations. VIEs and their shareholders shall elect directors nominated by Shen Si and such directors shall nominate officers designated by Shen Si. The business operation agreements will remain effective until the end of Shen Si’s business term, which will be extended if Shen Si’s business term is extended or as required by Shen Si.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1)    Contractual Agreements with VIEs (Continued)

Equity Interest Pledge Agreements. Pursuant to the Equity Interest Pledge Agreements, each shareholder of VIEs agrees that, during the term of the Equity Interest Pledge Agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Shen Si. The Equity Interest Pledge Agreements remain effective until the latter of the full payment of all secured debt under the equity interest pledge agreements and VIEs and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive Technology Consulting and Services Agreements. Under the Exclusive Technology Consulting and Services Agreements between Shen Si and the VIEs, Shen Si has the exclusive right to provide VIEs with technology consulting and services related to, among other things, technology research and development, technology application and implementation, maintenance of software and hardware. Without Shen Si’s written consent, VIEs shall not accept any technology consulting and services covered by these agreements from any third party. VIEs agree to pay a service fee at an amount equivalent to all of its net profit to Shen Si. Unless otherwise terminated in accordance with the terms of these agreements or otherwise agreed with Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

Exclusive Option Agreements. Pursuant to the Exclusive Option Agreements, each shareholder of VIEs has irrevocably granted Shen Si an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in VIEs. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of VIEs undertakes that, without the prior written consent of Shen Si, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in VIEs, (ii) transfer or otherwise dispose of his or her equity interests in VIEs, (iii) change VIEs’ registered capital, (iv) amend VIEs’ articles of association, (v) liquidate or dissolve VIEs, or (vi) distribute dividends to the shareholders of VIEs. In addition, VIEs undertake that, without the prior written consent of Shen Si, they will not, among other things, dispose of VIEs’ material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of their assets, or transfer or otherwise dispose of their material assets. Unless otherwise terminated by Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2)    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiary:

	As of December 31,
	2019	2020

	(HK$ in thousands)
Total assets	68,480	162,897
Total liabilities	73,271	145,693

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Total operating revenue	68,888	65,681	103,433
Net income	21,262	8,807	20,727

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Net cash generated from/(used in) operating activities	1,664	(2,502)	(14,847)
Net cash generated from investing activities	—	2,233	17,104
Net increase/(decrease) in cash and cash equivalents	1,664	(269)	2,257
Cash and cash equivalents at beginning of the year	86	1,750	1,481
Cash and cash equivalents at end of the year	1,750	1,481	3,738

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries, and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for registered capital of the VIEs and their subsidiary amounting to RMB10 million as of December 31, 2018, 2019 and 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through its VIEs and VIEs’ subsidiary, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company's management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it was taken effect on January 1, 2020. The Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2)    Risks in relation to the VIE structure (Continued)

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment”, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the power of attorney Shen Si has to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the estimation of the incentive program standalone selling price of the points and coupons, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, expected credit losses on financial instruments, assessment for impairment of equity method investment, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.7534, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Current Expected Credit Losses

Prior to January 1, 2020, the Group applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.

On January 1, 2020, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (Continued)

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The Group's in-scope assets are primarily loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. The Group monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Group applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when the Group reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the year ended December 31, 2020, expected credit loss expenses of HK$9,075 thousand resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end is recognized in "Others, net" in the consolidated statements of comprehensive income.

An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organization and fund management companies and fund distributors, is estimated based on the aging of these financial receivables. Since most of the financial receivables are short-term in nature, the allowance for credit losses for other financial assets were immaterial for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on Behalf of Clients

The Group has classified the clients’ monies as cash held on behalf of clients under the assets section in the consolidated balance sheets and recognized the corresponding accounts payables to the respective clients under the liabilities section.

Term Deposits

Term deposits consist of bank deposits with an original maturity of greater than three months.

Available-for-Sale Financial Securities

Available-for-sale financial securities include debt securities and are measured at fair value. Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Debt securities in this category are wealth management products with expected return rate or variable interest rate indexed to investment horizon. These wealth management products are issued by a commercial bank in China and the Group can redeem the units held upon request.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Available-for-Sale Financial Securities (Continued)

Available-for-sale debt securities are impaired if their fair value is below their amortized cost basis. Impairment shall be assessed at the individual security level. An entity shall not combine separate contracts for purposes of determining whether an available-for-sale debt security is impaired or can contractually be prepaid or otherwise settled in such a way that the entity would not recover substantially all of its cost. The Group analyzes the impairment of its available-for-sale debt securities by considering factors including, but not limited to, its ability and intent to hold the individual security, and whether a decline in fair value of the Group’s available-for-sale debt securities is due to any credit related factors. If the Group determines that an impairment of an available-for-sale debt security is due to any credit related factors, losses related to a credit impairment will be recorded as an allowance for credit losses with an offsetting entry to net income, and the portion of losses related to a non-credit factors will be recorded in OCI. If the Group determines that an impairment of the available-for-sale debt security is not related to any credit related factors, no allowance or credit loss expense is recorded, and the non-credit impairment loss will be recorded in OCI. As of December 31, 2019 and 2020, the fair value of the Group’s available-for-sale debt securities is equal to their amortized cost amounting to HK$93,773 thousand and nil, respectively, the Group did not identify any sign for its available-for-sale debt securities to impair.

Equity method investment

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the consolidated statements of comprehensive income of the period.

The carrying amount of equity method investment is tested for impairment whenever there is an indication that the carrying amount may be impaired in accordance with the policy described in “Impairment of long-lived assets”.

In January 2019, the Company invested in Zhixiang Technology (Shenzhen) Co., Ltd, a professional stock incentive plan service company. The Company acquired 20% ordinary equity interest with a total consideration of HK$6,709 thousand. The Company exercises significant influence in Zhixiang Technology (Shenzhen) Co., Ltd and therefore accounts for this as an equity method investment. Based on the Group’s assessment on the recoverable amounts of the equity method investment, full impairment provision of HK$5,888 thousand on the equity method investment was made as of December 31, 2020.

Loans and advances

Loans and advances include margin loans, IPO loans extended to clients and other advances, collateralized by securities and are carried at the amortized cost, net of an allowance for doubtful accounts. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.The outstanding margin loan balances net of allowance as of December 31, 2019 and 2020 were HK$4,141,962 thousand and HK$18,424,972 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and advances (Continued)

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, Futu Securities requires clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced. The outstanding IPO loan balances as of December 31, 2019 and 2020 were nil and HK$400,394 thousand, respectively.

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

Receivables from and Payables to Brokers, Clearing Organization and Fund Management Companies and Fund Distributors

Receivables from and payables to brokers, clearing organization and fund management companies and fund distributors include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities, derivatives or funds trades not delivered by Futu Securities to the purchaser by the settlement date and cash deposits, and amounts payable for securities, derivatives or funds trades not received by Futu Securities from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organization for the clearing purpose is recognized in receivables from clearing organization.

Futu Securities borrowed margin loans from executing brokers in the United States, with the benchmark interest rate plus premium differentiated depending on the amount borrowed, and immediately lent to margin financing clients. Margin loans borrowed is recognized in the payables to brokers.

Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

The Group's policy is to net the receivables from and payables to clearing organization that meet the offsetting requirements prescribed in ASC Topic 210-20.

Interest Receivable and Payable

Interest receivable is calculated based on the contractual interest rate of bank deposit, loans and advances, securities borrowed and receivables on an accrual basis, and is recorded as interest income as earned.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Receivable and Payable (Continued)

Interest payable is calculated based on the contractual interest rates of payables, borrowings, securities loaned and securities sold under agreements to repurchase on an accrual basis.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require Futu Securities to provide counterparties with collateral, which may be in the form of cash, or other securities. With respect to securities loaned, Futu Securities receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. Futu Securities monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the consolidated balance sheets. Securities lending fees received and securities borrowing fees paid by Futu Securities are included in interest income and interest expense, respectively, in the consolidated statements of comprehensive income.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. Under repurchase agreements, Futu Securities receives cash from counterparties and provides securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, and the interest expense incurred by Futu Securities is recorded as interest expenses on the consolidated statements of comprehensive income. As of December 31, 2019 and 2020, the carrying amount of the Group sold securities to other brokers under agreements to repurchase were 1,590 thousand and 5,453,037 thousand, respectively.

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

Leases (Continued)

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

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s consolidated statements of comprehensive income.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2019 and 2020, the weighted-average remaining lease term on these leases is approximately four years and four years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.75% and 4.75%, respectively. For the year ended December 31, 2019 and 2020, right-of-use assets obtained under operating leases was HK$211,170 thousand and HK$85,827 thousand, respectively. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

Refundable Deposit

Refundable deposit is included in other assets in the consolidated balance sheets. As a clearing member firm of Hong Kong Exchanges and Clearing Limited (“HKEx”), the Group is also exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to the clearing organization in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Group is required to pay such additional funds.

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

Infinite-lived intangible assets mainly consist of the trading right and license. Futu Securities had held a futures trading right as a clearing member firm of HKEx in order to trade futures through the trading facilities of the Stock Exchange, and has recognized it as intangible assets. Futu Securities obtained an insurance broker license through acquiring a member of the Hong Kong Professional Insurance Brokers Association. The future trading right and insurance broker license have an indefinite useful life and are carried at cost less accumulated impairment losses. The Group will not amortize the future trading right and insurance broker license until its useful life is determined to be finite.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2018, 2019 and 2020 was nil, nil and HK$ 5,888 thousand, respectively.

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

Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, receivables from and payables to clients, brokers, clearing organization and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Term deposits, loans and advances, borrowings, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of term deposits, loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Available-for-sale financial securities are measured at fair value.

The Group’s non-financial assets, such as operating lease right-of-use assets, equity method investment, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

Revenue Recognition

1)	Brokerage commission and handling charge income

Brokerage commission income earned for executing and/or clearing transactions are accrued on a trade-date basis.

Handling charge income arise from the services such as settlement services, subscription and dividend collection handling services, etc., are accrued on a trade-date basis.

2)	Interest Income

The Group earns interest income primarily in connection with its margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued using the effective interest method.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

3)	Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting fee income, IPO subscription service charge income, currency exchange service income from clients, income from market data service and funds distribution service income from fund management companies, employee share option plan (“ESOP”) management service income, etc.

Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futubull app, as well as providing a lively, interactive community among their potential investors to exchange investment views, share trading experience and socialize with each other. Unearned enterprise public relations service income of which the Group had received the consideration is recorded as contract liabilities (deferred revenue).

IPO subscription service charge income is derived from provision of new share subscription services in relation to IPOs in the Hong Kong capital market.

Underwriting fee income is generated from investment banking business primarily by providing equity sub-underwriting to corporate issuers.

Funds distribution service income is charged to fund management companies for providing fund products distribution service to Futu's individual clients. Futu Securities, as an intermediary would receive subscription fees from fund management companies as agreed in the service contracts.

Market information and data income is charged to Futubull app users for market data service.

Currency exchange service income is charged to the Group’s paying clients for providing currency exchange service.

ESOP management service income is derived from establishing and administrating the platforms for corporate clients’ ESOP. This includes all workflow and administration surrounding ESOP fulfillment, including employee communications, records management, data protection, users and administrators education, and other upgrading and customizing services on the ESOP platforms as agreed.

For enterprise public relations service charge income, funds distribution service income, market information and data income and ESOP management service income, the service revenues are recognized ratably over the term of the service contracts.

For IPO subscription service charge income, underwriting fee income and currency exchange service income, the Group recognizes the revenues upon the time when the services are rendered to customers.

Customer loyalty program

The Group operates a customer loyalty program to its customers that offer various incentives in the form of incentive points and coupons for redemption of free or discounted goods or services.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer loyalty program (Continued)

For the incentives generated from current sales transaction, the Group defers a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. The contract liability is determined by management based on the expected usage of the incentive points and coupons, and their estimated relative standalone selling price. Significant judgment was made by management in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons, derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.

For the incentives offered for future sales transaction, the Group nets a portion of brokerage commission income attributable to the incentives when points or coupons are actually redeemed.

For the incentives that are considered to be a payment of other distinct goods, the incentives are accounted for as selling and marketing expense with corresponding liability reflected as other liability on the consolidated balance sheet.

The table below presents the deferred or netted brokerage commission income related to the customer loyalty program for the years ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020

		(HK$ in thousands)
Brokerage commission income, gross	377,731	441,669	1,807,203
Less: revenue netted or deferred	(101,634)	(89,044)	(276,155)
Brokerage commission income, net	276,097	352,625	1,531,048

And for the year ended December 31, 2018, 2019 and 2020, the total selling and marketing expenses recognized in relations to the customer loyalty program were HK$38 thousand, HK$14,034 thousand and HK $66,395 thousand, respectively.

As of December 31, 2019 and 2020, contract liabilities recorded related to the customer loyalty program were HK$2,126 thousand and HK $8,249 thousand, respectively. As of December 31, 2019 and 2020, other liabilities recorded related to the customer loyalty program were HK $7,382 thousand and HK $42,253 thousand, respectively.

Brokerage Commission and Handling Charge Expenses

Commission expenses for executing and/or clearing transactions are accrued on a trade-date basis. The commission expenses are charged by executing brokers for securities and derivative trades in the United States stock and derivative markets as Futu Securities makes securities and derivative trades with these brokers as principal.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Expenses

Interest expenses primarily consists of interest expenses of borrowings from banks, other licensed financial institutions and other parties paid to fund Futu Securities's margin financing business and IPO financing business.

Processing and Servicing Costs

Processing and servicing costs consists of market information and data fee, data transmission fee, cloud service fee, system cost, and SMS service fee, etc. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in Shenzhen, PRC and Hong Kong, etc. Cloud service fee and SMS service fee mainly represent the data storage and computing service and the SMS channel service fee. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

Research and Development Expenses

Research and development expenses consist of expenses related to developing transaction platform and website like Futubull app and other products, including payroll and welfare, rental expenses and other related expenses for personnel engaged in research and development activities. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for personnel engaged in marketing and business development activities. Advertising and promotion costs are expensed as incurred and are included within selling and marketing expenses in the consolidated statements of comprehensive income.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, related expenses for employees involved in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Others, net

Others, net, mainly consist of non-operating income and expenses, foreign currency gains or losses, expected credit loss expenses and impairment from equity method investment for all periods presented. Non-operating expenses mainly consist of accrued social security underpayment surcharge.

Foreign Currency Gains and Losses

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in "Others, net" in the consolidated statements of comprehensive income.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-Based Compensation

The Company follows ASC 718 to determine whether a share option and a restricted share units should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards , such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

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

The Company determined the fair value of the restricted share units with reference to the fair value of the underlying shares as of the grant date. The Company utilizes the binomial option pricing model to estimate the fair value of stock options granted, with the assistance of an independent valuation firm.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest. See Note 15 for further discussion on share-based compensation.

Taxation

1)	Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2)	Uncertain tax positions

The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholder, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares, and undistributed earnings allocated to redeemable convertible preferred shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholder, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such share would be anti-dilutive.

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

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. Futu Securities is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in the Group’s earnings is included in “Others, net” in the consolidated statements of comprehensive income. At the same time, the Group is exposed to translational foreign currency risk since some of the Company's major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive income.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Risks and Uncertainties (Continued)

1)	Currency risk (Continued)

As of December 31, 2019 and 2020, the Group had RMB-denominated net liabilities of HK$94.3 million (US$ 12.1 million) and HK$262.9 million (US$33.9 million) respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 and 2020 would result in an increase of US$1.2 million and US$3.4 million, respectively, in the Group’s pre-tax profit as of December 31, 2019 and 2020, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 and 2020 would result in a decrease of US$1.2 million and US$3.4 million, respectively, in the Group’s pre-tax profit as of December 31, 2019 and 2020.

2)	Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by the Securities and Futures Ordinance and the Uniform Net Capital Rule (Rule 15c3-1). These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organization. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. The Group monitors the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of bridge loans in real time, and has the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

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

For cash management purposes, the Group enters into short-term securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Group attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group as permitted under contractual provisions.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Risks and Uncertainties (Continued)

2)	Credit risk (Continued)

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2019 and 2020, the Group did not have any material concentrations of credit risk within or outside the ordinary course of business.

3)	Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on net income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on net income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of December 31, 2020 indicate that a gradual 1% (100 basis points) increase in interest rates over a 12-month period would result in approximately HK$65.4 million (US$8.4 million) net income and a gradual 1% (100 basis points) decrease in interest rates over a 12-month period would result in approximately HK$65.4 million (US$8.4 million) net loss, depending largely on the extent and timing of possible changes in floating rates.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the group is required to recognize an allowance based on its estimate of expected credit loss. In November 2018, FASB issued ASU No, 2018-19, Codification Improvements to Topic 326, further clarified the scope of the guidance in the amendments in ASU 2016-13. In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses(Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarified and improved various aspects of ASU 2016-13. In March 2020, FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which improves and clarifies various financial instruments topics, including the current expected credit losses standard. As of January 1, 2020, the Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group's retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 is effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The update eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity's policy for timing of transfers between levels; (c) and an entity's valuation processes for Level 3 fair value measurements. The Group adopted ASU 2018-13 on January 1, 2020, and the adoption had no material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group's consolidated financial position or results of operations.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets measured at fair value as of December 31, 2019 and 2020. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

Financial Assets At Fair Value as of
December 31, 2020
	Level 1	Level 2	Level 3	Total

(HK$ in thousands)
Available-for-sale financial securities	—	—	—	—

	Financial Assets At Fair Value as of
	December 31, 2019
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Available-for-sale financial securities	—	93,773	—	93,773

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the years ended December 31, 2020 and 2019, there were no transfers between levels for financial assets and liabilities, at fair value.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

Financial Assets and Liabilities Not Measured at Fair Value

The following tables represent the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Group’s consolidated balance sheets. The following table excludes all non-financial assets and liabilities:

	As of December 31, 2020
	Carrying	Fair
	Value	Value	Level 1	Level 2	Level 3

	(HK$ in thousands)
Financial assets, not measured at fair value
Cash and cash equivalents	1,034,668	1,034,668	1,034,668	—	—
Cash held on behalf of clients	42,487,090	42,487,090	42,487,090	—	—
Term deposits	300,000	300,000	—	300,000	—
Loans and advances	18,825,366	18,825,366	—	18,825,366	—
Receivables:
Clients	735,145	735,145	—	735,145	—
Brokers	5,780,461	5,780,461	—	5,780,461	—
Clearing organization	1,243,928	1,243,928	—	1,243,928	—
Fund management companies and fund distributors	297,622	297,622	—	297,622	—
Interest	19,876	19,876	—	19,876	—
Other financial assets	251,672	251,672	—	251,672	—
Total financial assets, not measured at fair value	70,975,828	70,975,828	43,521,758	27,454,070	—

	As of December 31, 2020
	Carrying	Fair
	Value	Value	Level 1	Level 2	Level 3

	(HK$ in thousands)
Financial liabilities, not measured at fair value
Amounts due to related parties	87,169	87,169	—	87,169	—
Payables:
Clients	46,062,842	46,062,842	—	46,062,842	—
Brokers	4,533,581	4,533,581	—	4,533,581	—
Clearing organization	324,266	324,266	—	324,266	—
Fund management companies and fund distributors	127,442	127,442	—	127,442	—
Interest	5,493	5,493	—	5,493	—
Borrowings	5,482,818	5,482,818	—	5,482,818	—
Securities sold under agreements to repurchase	5,453,037	5,453,037	—	5,453,037	—
Operating lease liabilities	222,231	222,231	—	222,231	—
Other financial liabilities	96,800	96,800	—	96,800	—
Total financial liabilities, not measured at fair value	62,395,679	62,395,679	—	62,395,679	—

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

Financial Assets and Liabilities Not Measured at Fair Value (Continued)

	As of December 31, 2019
	Carrying	Fair
	Value	Value	Level 1	Level 2	Level 3

	(HK$ in thousands)
Financial assets, not measured at fair value
Cash and cash equivalents	362,574	362,574	362,574	—	—
Cash held on behalf of clients	14,540,863	14,540,863	14,540,863	—	—
Loans and advances	4,188,689	4,188,689	—	4,188,689	—
Receivables:
Clients	247,017	247,017	—	247,017	—
Brokers	1,226,348	1,226,348	—	1,226,348	—
Clearing organization	304,080	304,080	—	304,080	—
Interest	16,892	16,892	—	16,892	—
Other financial assets	64,184	64,184	—	64,184	—
Total financial assets, not measured at fair value	20,950,647	20,950,647	14,903,437	6,047,210	—

	As of December 31, 2019
	Carrying	Fair
	Value	Value	Level 1	Level 2	Level 3

	(HK$ in thousands)
Financial liabilities, not measured at fair value
Amounts due to related parties	33,628	33,628	—	33,628	—
Payables:
Clients	15,438,879	15,438,879	—	15,438,879	—
Brokers	1,484,243	1,484,243	—	1,484,243	—
Fund management companies and fund distributors	26,381	26,381	—	26,381	—
Interest	519	519	—	519	—
Borrowings	1,467,586	1,467,586	—	1,467,586	—
Securities sold under agreements to repurchase	1,590	1,590	—	1,590	—
Operating lease liabilities	172,466	172,466	—	172,466	—
Other financial liabilities	5,612	5,612	—	5,612	—
Total financial liabilities, not measured at fair value	18,630,904	18,630,904	—	18,630,904	—

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

Netting of Financial Assets and Financial Liabilities

The Group's policy is to net the receivables from and payables to clearing organization that meet the offsetting requirements prescribed in ASC Topic 210-20. The following tables represents the amounts of financial instruments that are offset in the consolidated balance sheets as of December 31, 2020 and 2019.

	Effects of offsetting on the balance sheet			Related amounts not offset
Net
		Gross	amounts	Amounts
		amounts	presented	subject to
		set off in	in the	master	Financial
	Gross	the balance	balance	netting	instrument	Net
As of December 31, 2020	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organization	12,614,684	(11,370,756)	1,243,928	—	—	1,243,928
Financial liabilities
Amounts due to clearing organization	11,695,022	(11,370,756)	324,266	—	—	324,266

	Effects of offsetting on the balance sheet			Related amounts not offset
Net
		Gross	amounts	Amounts
		amounts	presented	subject to
		set off in	in the	master	Financial
	Gross	the balance	balance	netting	instrument	Net
As of December 31, 2019	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organization	2,925,936	(2,621,856)	304,080	—	—	304,080
Financial liabilities
Amounts due to clearing organization	2,621,856	(2,621,856)	—	—	—	—

4.   EQUITY METHOD INVESTMENT

As of December 31, 2019 and 2020, the Group’s investments accounted for under the equity method totaled HK$6,166 thousand and nil, respectively. The Group applies the equity method of accounting to account for its equity method investment over which it has significant influence but does not own a majority equity interest or otherwise control. Based on Group’s assessment on the recoverable amounts of the equity method investment acquired in prior year, full impairment provision of HK$5,888 thousand on the equity method investment was made as of December 31, 2020.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group's leases:

	As of December 31,
	2019	2020

	(HK$ in thousands)

Operating lease right-of-use assets	161,617	208,863
Operating lease liabilities	172,466	222,231

The following table presents operating lease cost reported in the consolidated statements of comprehensive income related to the Group's leases:

	Year ended December 31,
	2019	2020

	(HK$ in thousands)

Operating lease cost	64,756	64,594

The following table reconciles the undiscounted cash flows of the Group's leases as of December 31, 2020 to the present value of its operating lease payments:

December 31, 2020
(HK$ in thousands)

2021	74,740
2022	70,180
2023	62,559
2024	17,004
2025 and thereafter	16,190
Total undiscounted operating lease payments	240,673
Less: imputed interest	(18,442)
Present value of operating lease liabilities	222,231

6.   LOANS AND ADVANCES

	As of December 31,
	2019	2020

	(HK$ in thousands)
Margin loans	4,141,962	18,424,972
IPO loans	—	400,394
Other advances	46,727	—
Total	4,188,689	18,825,366

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2020

	(HK$ in thousands)
Gross carrying amount
Computers and equipment	56,175	60,039
Furniture and fixtures	34,588	34,704
Office equipment	29,938	42,276
Office building	28,110	27,983
Vehicle	634	632
Total of gross carrying amount	149,445	165,634

Less: accumulated depreciation
Computers and equipment	(8,289)	(17,295)
Furniture and fixtures	(6,234)	(13,738)
Office equipment	(16,241)	(24,282)
Office building	(519)	(1,403)
Vehicle	(532)	(600)
Total of accumulated depreciation	(31,815)	(57,318)
Property and equipment, net	117,630	108,316

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020 were HK$8,012 thousand, HK$15,647 thousand and HK$25,792 thousand, respectively.

8.   INTANGIBLE ASSETS, NET

	As of December 31,
	2019	2020

	(HK$ in thousands)
Gross carrying amount
Computer software	6,328	8,525
License	2,000	2,000
Trading right	1,000	1,000
Golf membership	678	2,563
Total of gross carrying amount	10,006	14,088

Less: accumulated amortization
Computer software	(1,647)	(3,041)
Trading right	(500)	(500)
Golf membership	(166)	(331)
Total of accumulated amortization	(2,313)	(3,872)
Intangible assets, net	7,693	10,216

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expense and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020 were HK$315 thousand, HK$900 thousand and HK$1,439 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.   OTHER ASSETS

	As of December 31,
	2019	2020

	(HK$ in thousands)
Refundable deposit	32,873	150,733
Property and equipment, net (Note 7)	117,630	108,316
Staff advances	61,745	36,468
Deferred tax assets (Note 25)	1,576	17,174
Intangible assets, net (Note 8)	7,693	10,216
Others	17,918	70,419
Total	239,435	393,326

10.    BORROWINGS

	As of December 31,
	2019	2020

	(HK$ in thousands)
Borrowings from:
Banks (1)	1,467,586	5,182,620
Other financial institutions	—	300,198
Total	1,467,586	5,482,818

The Group obtained borrowings mainly to support its margin financing business in Hong Kong securities market. Those borrowings bear weighted average interest rates of 4.29% and 1.82% as of December 31, 2019 and 2020, respectively.

(1)	The Group has unused borrowing facilities of HK$3,326,555 thousand and HK$3,285,909 thousand from banks as of December 31, 2019 and 2020, respectively, which are uncommitted. These bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bear floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CNH HIBOR, etc.

11.   ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2019	2020

	(HK$ in thousands)
Accrued payroll and welfare expenses	100,228	317,428
Tax payables	50,803	173,911
Temporary payables in relation to fund distribution services	—	70,793
Accrued advertising and promotion fee	10,862	37,652
Stamp duty, trading levy and trading fee payables	5,612	26,007
Payables to corporate clients in relation to ESOP management services	16,492	17,801
Accrued market information and data fee	5,646	13,143
Refund from depositary bank	12,689	9,876
Contract liabilities	2,126	8,249
Accrued professional fee	5,710	6,952
Deferred tax liabilities (Note 25)	—	1,604
Others	15,911	47,782
Total	226,079	731,198

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    ORDINARY SHARES (CONTINUED)

Variation of share capital

On March 8, 2019, the Company completed its IPO on the Nasdaq Global Market. In the offering, 8,625,000 ADSs (including 1,125,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 69,000,000 Class A ordinary shares, were issued and sold to the public at a price of US$12 per ADS. Concurrently with the IPO, 46,666,666 Class A ordinary shares were issued and sold to General Atlantic Singapore FT Pte. Ltd. at a price per share equal to the IPO price per share. The net proceeds to the Company from the IPO and Concurrent Private Placement, after deducting commissions and offering expenses, were approximately US$161.7 million (HK$1,259 million).

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

During the year ended December 31, 2019 and 2020, 106,295,232 and 5,048,824 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans (Note 15).

On August 17, 2020, the Company completed a public offering, issued 76,000,000 Class A ordinary shares for a total consideration of US$301.8 million (HK$2,339.7 million) after deducting the underwriting discounts and commissions and offering expenses.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On December 3, 2020, 50,000,000 shares of Class B ordinary shares were converted to the same number of Class A ordinary shares.

In December, 2020, the Company entered into a securities purchase agreement with a leading global investment firm for a private placement of Pre-Funded warrants (the “Offering” or the “PreFunded Warrants”). The net proceeds to the Company from the Offering were approximately HK $2,035 million (US$262.5 million). In the Offering, the Company issued Pre-Funded warrants to purchase 53,600,000 shares of Class A ordinary shares that were immediately exercisable and had a termination date in June 2022, at a price of US$4.89751 less a norminal exercise price of US$0.00001 per Pre-Funded warrant. The Pre-Funded Warrants were equity classified because they were immediately exercisable, did not embody an obligation for the Company to repurchase its shares, and permitted the holders to receive a fixed number of common shares upon exercise. In addition, such warrants did not provide any guarantee of value or return. As of December 31, 2020, the investment firm did not exercise these warrants.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company's PRC subsidiaries and VIEs are required to make appropriation to certain reserve funds, namely general reserve fund, enterprise expansion fund, and staff bonus and welfare fund, all of which are appropriated from the subsidiaries' annual after-tax profits as reported under PRC GAAP. The appropriation must be at least 10% of the annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of the subsidiaries' registered capital.

Additionally, in accordance with the PRC Company Laws, a domestic company is required to provide statutory surplus fund at least 10% of its annual after-tax profits as reported under PRC accounting standards until such statutory surplus fund has reached 50% of its registered capital. A domestic company is also required to provide discretionary surplus fund, at the discretion of the Board of Directors, from its annual after-tax profits as reported under PRC accounting standards. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC accounting standards, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2019 and 2020, the restricted net assets of the Group's relevant PRC entities amounted to HK$205,306 thousand and HK$229,035 thousand, respectively.

For the year ended December 31, 2020, the Group performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.

14.   REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 2014 to 2017, the Group issued several rounds of Preferred Shares to certain investors. All series of Preferred Shares had the same par value of US$0.00001 per share. Upon the completion of the Company's IPO in March 2019, all of the issued and outstanding Preferred Shares were automatically converted and redesignated into Class A or Class B Ordinary Shares on a one-for-one basis.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

In March 2019, 237,129,043 issued and outstanding preferred shares were converted into Class A ordinary shares and 140,802,051 issued and outstanding preferred shares were converted into Class B ordinary shares upon the completion of the IPO.

The Group’s Preferred Shares activities for the years ended December 31, 2018, 2019 ,2020 are summarized below:

	Series A Preferred Shares		Series A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C-1 Preferred Shares
	No. of	Amount in	No. of	Amount in	No. of	Amount in	No. of	Amount in	No. of	Amount in
	shares	HK$	shares	HK$	shares	HK$	shares	HK$	shares	HK$
Balances at December 31, 2018	125,000,000	68,072,045	23,437,500	14,586,871	88,423,500	282,627,380	128,844,812	777,835,453	12,225,282	107,351,218
Preferred Shares redemption value accretion	—	604,779	—	129,595	—	2,591,909	—	7,893,436	—	1,089,395
Conversion and redesignation of Preferred Shares	(125,000,000)	(68,676,824)	(23,437,500)	(14,716,466)	(88,423,500)	(285,219,289)	(128,844,812)	(785,728,889)	(12,225,282)	(108,440,613)
Balances at December 31, 2019	—	—	—	—	—	—	—	—	—	—
Balances at December 31, 2020	—	—	—	—	—	—	—	—	—	—

15.   SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Research and development expenses	9,223	12,055	20,579
General and administrative expenses	1,113	3,374	10,354
Selling and marketing expenses	104	538	1,640
Total share-based compensation expenses	10,440	15,967	32,573

Share Options

In October 2014, the Board of Directors of the Company approved the establishment of 2014 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2014 Share Incentive Plan shall be valid and effective until October 30, 2024. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2014 Share Incentive Plan shall be 135,032,132 shares. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four or five years and expire in ten years.

In December 2018 the Board of Directors of the Company approved the 2019 Share Incentive Plan, pursuant to which the maximum number of shares of the Company available for issuance shall be a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by the Board, plus an annual increase on each September 30 during the term of this 2019 Share Incentive Plan commencing on September 30, 2020, by an amount determined by the Board; provided, however, that (i) the number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of this 2019 Share Incentive Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29, 2019 immediately preceding the most recent increase.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   SHARE-BASED COMPENSATION (CONTINUED)

On December 30, 2019, the Company modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3,008 thousand (US$386 thousand) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

For the years ended December 31, 2018, 2019 and 2020, the Group granted 9,625,690, 9,791,200 and 2,489,832 stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the years ended December 31, 2018, 2019 and 2020 is included in the table below.

	Options granted	Weighted average
	share number	exercise price per option (US$)
Outstanding at December 31, 2018	121,207,838	0.1049
Exercised	(106,295,232)	0.0126
Granted	9,791,200	0.6500
Cancelled/forfeited	(985,180)	0.8402
Outstanding at December 31, 2019	23,718,626	0.5161
Exercised	(5,048,824)	0.4293
Granted	2,489,832	0.6810
Cancelled/forfeited	(2,117,298)	0.5588
Outstanding at December 31, 2020	19,042,336	0.5628

The following table summarizes information regarding the share options outstanding as of December 31, 2020 and exercise prices and aggregate intrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2020
		Weighted-	Weighted-average
		average	remaining exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousand
Options
Outstanding	19,042,336	0.5628	3.90	98,182
Exercisable	3,315,850	0.4891	3.84	17,341
Expected to vest	15,726,486	0.5783	3.91	80,841

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2020.

The weighted average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 were US$0.6010 , US$0.7345 and US$1.5239 per option, respectively.

Options exercised for the years ended December 31, 2018, 2019 and 2020 were nil, 106,295,232 and 5,048,824, respectively. The total intrinsic value of options exercised during year ended December 31, 2020 was approximately HK$140,794 thousand (US$18,147 thousand).

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   SHARE-BASED COMPENSATION (CONTINUED)

The fair value of each option granted during 2018, 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2018	2019	2020
Exercise price (US$)	0.3-1.2	0.65	0.60-1.50
Fair value of the ordinary shares on the grant date of option (US$)	1.2820	1.2460	1.2460 - 4.7350
Risk-free interest rate	2.33%	1.67%	0.27%-0.36%
Expected term (in years)	5.98	5.00	5.00
Expected dividend yield	0%	0%	0%
Expected volatility	44%	45%	40%
Expected forfeiture rate (post-vesting)	15%	15%	15%

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

As of December 31, 2020, there was HK$87,602 thousand (US$11,300 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.66 years, respectively, and may be adjusted for future changes in estimated forfeitures.

Restricted Shares Plan

In December 2018 the Board of Directors of the Company approved the 2019 Share Incentive Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted share units granted to employees under the plan:

		Weighted -
	Shares awarded	average grant date
	number	fair value per share(US$)
Outstanding at December 31, 2019	—	—
Granted	6,067,400	4.6827
Outstanding at December 31, 2020	6,067,400	4.6827

For the years ended December 31, 2018, 2019 and 2020, the Group granted nil, nil and 6,067,400 restricted shares to employees pursuant to the 2019 Share Incentive Plan, respectively.

As of December 31, 2020, there was HK$219,251 thousand (US$28,281 thousand) of unrecognized compensation expenses related to the restricted shares, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 4.98 years and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    NET INCOME PER SHARE

For the years ended December 31, 2018 and 2019, the Group has determined that its all classes of convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Preferred Shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. For the years ended December 31, 2020, the Company issued Pre-Funded warrants to purchase 53,600,000 shares of Class A ordinary shares with an exercise price of US$0.00001 that are included in our computation of basic earnings per share.

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018,2019 and 2020 as follows:

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	36,938	143,159	1,325,523
Denominator:
Weighted average number of ordinary shares outstanding - basic	403,750,000	832,790,329	1,036,865,727
Net income per share attributable to ordinary shareholders of the Company - basic	0.09	0.17	1.28
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary Shareholders of the Company	36,938	143,159	1,325,523
Denominator:
Weighted average number of ordinary shares outstanding - basic	403,750,000	832,790,329	1,036,865,727
Dilutive effect of share options	107,786,122	85,107,097	13,277,287
Weighted average number of ordinary shares outstanding - diluted	511,536,122	917,897,426	1,050,143,014
Net income per share attributable to ordinary shareholders of the Company - diluted	0.07	0.16	1.26

For the years ended December 31, 2018, 2019 and 2020, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 3,418,090, 3,747,975 and 4,800,584 shares on a weighted average basis, respectively.

17.  COLLATERALIZED TRANSACTIONS

The Group engages in margin financing transactions with its clients. Margin loans generated from margin lending activity are collateralized by cash and/or client-owned securities held by the Group. The Group monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through risk management system. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.

Pursuant to the authorization obtained from margin clients, the Group further repledges the collaterals to commercial banks or other financial institutions to obtain the funding for the margin or other businesses.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.  COLLATERALIZED TRANSACTIONS (CONTINUED)

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020

	(HK$ in thousands)
Margin loan extended to margin clients	4,141,962	18,424,972
Collateral received from margin clients	19,503,649	89,404,131
Collateral repledged to commercial banks and other financial institutions	9,408,908	58,255,907

The Group also engaged in securities borrowing and lending transactions which require it to deposit cash collateral with the securities lenders and receive the cash collateral from the borrowers. The cash collateral is generally in excess of the market value of the securities borrowed and lent. The Group monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

The following table summarizes the amounts of market value of securities borrowed and lent and cash collateral received and deposited as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020

	(HK$ in thousands)
Securities borrowed and lent	935,443	4,307,346
Cash collateral received from borrowers	1,342,738	5,067,828
Cash collateral deposited with lenders	1,126,300	3,645,214

18.    BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Brokerage commission income	276,097	352,625	1,531,048
Handling charge income	131,893	158,740	459,090
Total	407,990	511,365	1,990,138

19.   INTEREST INCOME

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Interest income from:
Margin financing	211,762	221,648	497,975
Bank deposits	123,775	187,223	208,556
IPO financing	2,921	12,658	184,226
Securities lending	14,300	37,202	73,792
Bridge loan	7,827	6,172	1,078
Total	360,585	464,903	965,627

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.          OTHER INCOME

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
IPO subscription service charge income	16,139	26,537	159,682
Currency exchange service income	2,711	4,670	67,000
Funds distribution service income	—	10,447	42,658
Underwriting fee income	10,494	19,579	30,797
Enterprise public relations service charge income	9,187	16,156	29,988
Market information and data income	1,465	2,692	18,463
ESOP management service income	270	1,275	1,796
Other	2,502	3,931	4,673
Total	42,768	85,287	355,057

21.    BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Commission, handling and settlement expenses	78,581	95,064	302,800
IPO subscription service charge expenses	1,546	5,486	58,686
Total	80,127	100,550	361,486

22.   INTEREST EXPENSES

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Interest expenses for margin financing
Due to banks	37,983	36,206	45,545
Due to other licensed financial institutions	24,194	28,636	38,246
Due to other parties	28,771	3,930	—
Interest expenses for securities borrowed
Due to clients	—	1,298	7,984
Due to brokers	1,814	9,077	13,853
Interest expenses for IPO financing
Due to banks	2,862	10,091	79,337
Due to other parties	—	—	125
Total	95,624	89,238	185,090

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    PROCESSING AND SERVICING COSTS

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Market information and data fee	46,669	54,282	68,274
Cloud service fee	14,081	16,729	48,940
Data transmission fee	9,145	13,890	23,072
System cost	949	4,334	4,476
SMS service fee	1,834	1,523	2,511
Others	1,165	1,158	2,105
Total	73,843	91,916	149,378

24.    NON-INTEREST COST AND EXPENSES BY NATURE

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Employee compensation and benefits	211,978	327,441	682,068
Marketing and branding	79,891	130,528	297,170
Brokerage commission and handling charge expenses(Note21)	80,127	100,550	361,486
Processing and servicing costs(Note23)	73,843	91,916	149,378
Rental and other related expenses	21,256	64,756	64,594
Depreciation and amortization	8,327	16,547	27,231
Professional services	18,724	28,757	32,988
Others	12,814	23,867	42,956
Total	506,960	784,362	1,657,871

25.    TAXATION

Income Tax

1)	Cayman Islands

The Group was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2)	The United States ("US")

The Company's subsidiaries, incorporated in the United States are subject to statutory income tax at a rate up to 35% for taxable income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted, significantly revising the U.S corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which the subsidiaries incorporated in the United States are subject.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    TAXATION (CONTINUED)

Income Tax (Continued)

3)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, subsidiaries in Hong Kong are subject to 16.5% income tax rate on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

4)	China

The Company's subsidiaries, consolidated VIEs and subsidiary of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise (“HNTE”) to enjoy a reduced 15% EIT rate. Futu Network Technology (Shenzhen) Co., Ltd., one of the Group's subsidiary, and Shenzhen Futu, the Company's consolidated VIE, obtained the qualification certificate of HNTE under the EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2019 and 2020, respectively.

According to the relevant EIT Laws jointly promulgated by the Ministry of Finance of the PRC, State Tax Bureau of the PRC, and Ministry of Science of the PRC that became effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”).

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    TAXATION (CONTINUED)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Current income tax expenses	46,781	13,858	137,939
Deferred income tax expense/(benefit)	15,507	(1,572)	(13,146)
Income tax expenses	62,288	12,286	124,793

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Income before income tax	200,800	178,493	1,450,623

Tax expenses at Hong Kong profit tax rate of 16.5%	33,132	29,451	239,353
Changes of valuation allowance	9,735	30,172	14,348
Tax effect of permanence differences	6,825	5,486	9,029
Effect of income tax in jurisdictions other than Hong Kong	12,670	(4,143)	(4,386)
Super deduction of research and development expenses	—	(19,277)	(29,081)
Final settlement differences	—	(18,038)	—
Income not subject to tax (1)	—	(11,365)	(104,470)
Others	(74)	—	—
Income tax expenses	62,288	12,286	124,793
(1)	This amount mainly represents tax exemption relating to the offshore income of Futu Securities. The brokerage commission income derived from executing the clients' orders of US listed securities was treated as offshore-sourced and non-taxable on the basis that these transactions were executed outside Hong Kong.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    TAXATION (CONTINUED)

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020

	(HK$ in thousands)
Deferred tax assets
Net operating loss carryforwards	42,736	64,092
Accrued expenses and others	12,261	22,348
Less: valuation allowance	(53,421)	(67,769)
Total deferred tax assets	1,576	18,671
Set-off of deferred tax liabilities pursuant to set-off provisions	—	(1,497)
Net deferred tax assets	1,576	17,174

Total deferred tax liabilities	—	3,101
Set-off of deferred tax assets pursuant to set-off provisions	—	(1,497)
Net deferred tax liabilities	—	1,604

Movement of Valuation Allowance

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)
Balance at beginning of the year	13,514	23,249	53,421
Additions	9,735	30,188	30,935
Reversals	—	(16)	(16,587)
Balance at end of the year	23,249	53,421	67,769

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 27.98%, 27.87%, 16.5%, 17% or the preferential tax rate of 15%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2019 and 2020, the Group had net operating loss carryforwards of approximately HK$223,629 thousand and HK$315,287 thousand, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in Hong Kong, the U.S and PRC. As of December 31, 2019 and 2020, of the net operating loss carryforwards, HK$217,999 thousand and HK$315,287 thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. While the remaining HK$5,630 thousand and nill is expected to be utilized prior to expiration considering future taxable income for respective entities.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    TAXATION (CONTINUED)

Movement of Valuation Allowance (Continued)

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, most of the Company’s PRC subsidiaries were still in accumulated non-taxable position.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

26.  DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB32,556 thousand and RMB49,778 thousand for the years ended December 31, 2019 and 2020, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive income were HK$1,044 thousand and HK$1,414 thousand of plan contributions for the years ended December 31, 2019 and 2020, respectively.

27.  REGULATORY REQUIREMENTS

The Company’s broker-dealer and insurance-broker subsidiaries, Futu Securities, Futu Inc., Futu clearing Inc., Futu Singapore pte Ltd. and Futu Insurance Brokers (Hong Kong) Limited are subject to capital requirements determined by its respective regulators. Futu Securities, the Company’s subsidiary located in Hong Kong, was subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Futu Securities is required to maintain minimum paid-up share capital and liquid capital. Futu Inc. and Futu clearing Inc., the Company’s subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital. Futu Singapore pte Ltd., the Company’s subisidiary located in Singapore, was subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licences) Regulations, which requires the maintenance of financial resource over its total risk requirement. Futu Insurance Brokers (Hong Kong) Limited, was subject to Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules, which requires minimum net assets.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.  REGULATORY REQUIREMENTS (CONTINUED)

The tables below summaries the net capital, the requirement and the excess capital for the Group's broker-dealer subsidiaries as of December 31, 2020:

	As of December 31, 2020
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	2,453,687	1,286,263	1,167,424
Futu Inc.	78,597	11,945	66,652
Futu Clearing Inc.	131,415	1,938	129,477
Futu Singapore pte Ltd.	56,775	586	56,189
Futu Insurance Brokers (Hong Kong) Limited	2,034	500	1,534

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2019 and 2020, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

28.  CONTINGENCIES

The financial services industry is highly regulated. From time to time, the licensed companies in the financial industry may be required to assist in and/or are subject to inquiries and/or examination by the regulatory authorities of the jurisdiction where they operate. As of the date of this report, Futu Securities is involved in ongoing regulatory inquiries by the regulator where no conclusion has been reached. Futu Securities has procedures for evaluating whether potential regulatory fines are probable, estimable and material and for updating its contingency reserves and disclosures accordingly. For the years ended December 31, 2019 and 2020, the Group did not make any accrual for the aforementioned loss contingency.

29.  RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity of individual name	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries(“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families

(a)    Cash and cash equivalent

	As of December 31,
	2019	2020

	(HK$ in thousands)
Cash and cash equivalent	240	149

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.  RELATED PARTY BALANCES AND TRANSACTIONS

(a)    Cash and cash equivalent (Continued)

The balance represents the cash deposited by the Group in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)    Amounts Due to Related Parties

	As of December 31,
	2019	2020

	(HK$ in thousands)
Payables to Tencent Group in relation to ESOP management services	—	70,750
Payable in relation to cloud equipment and services from Tencent Group	33,153	16,062
SMS channel services from Tencent Group	475	357
	33,628	87,169

(c)    Transactions with Related Parties

	Year ended December 31,
	2018	2019	2020

	(HK$ in thousands)

Equipment purchased	—	40,218	4,496
Software purchased	—	—	508
Cloud service fee	14,081	16,729	48,940
SMS channel service fee	1,834	1,523	2,511
Advertising expenses	112	682	159
ESOP management service income	202	550	595
	16,229	59,702	57,209

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

(d)   Trade related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2019 and 2020, were payables to directors and officers of HK$19,553 thousand and HK$42,019 thousand, respectively. Revenue earned by providing brokerage services and margin loans to directors and officers and their spouses amounts to HK$6,797 thousand, HK$2,211 thousand and HK$1,642 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.

30.   SUBSEQUENT EVENTS

The Group evaluated event subsequent to the balance sheet date of December 31, 2020 through March 26, 2021, the date on which the consolidated financial statements are issued. No material recordable and disclosable events or transactions occurred.