Form 20-F
period 2023-12-31
Futu Holdings Ltd
filed 2024-04-24
CIK 1754581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.

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

34/F, United Centre

95 Queensway, Admiralty

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Arthur Yu Chen, Chief Financial Officer

Telephone: +852 2523-3588

Email: ir@futuholdings.com

34/F, United Centre

95 Queensway, Admiralty

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

As of December 31, 2023, 746,797,804 Class A ordinary shares (excluding treasury shares and Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,552,051 Class B ordinary shares, par value US$0.00001 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to American depositary shares, each of which represents eight Class A ordinary shares;
●	“availability rate” are to the ratio of the total time a service system is capable of being used during the market hours of the relevant equity markets;
●	“average DAUs” are to the average number of DAUs on each trading day during a specific period;
●	“China,” “Mainland China” and the “PRC” are to the People’s Republic of China for the purpose of this annual report and for geographical reference only, except where the context requires, references in this annual report to “China”, “Mainland China” and the “PRC” do not apply to the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and the Taiwan Region;
●	“clients” are to users with one or more trading accounts with us;
●	“client asset balance” are to the asset balance in the trading accounts of our paying clients;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
●	“Consolidated Affiliated Entities” are to entities that we control wholly or partly through the Contractual Arrangements, namely the VIEs and their subsidiaries, details of which are set out in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“Contractual Arrangements” are to the series of contractual arrangements entered into between the WFOE, the VIEs and the registered shareholders of each of the VIEs, namely, Mr. Li and Ms. Lei Li (as applicable), as detailed in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“DAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or moomoo, at least once on a given trading day. Some visitors may access our platforms using more than one device on a given trading day and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“domestic” are, for the purpose of this annual report and for geographical reference only, to the PRC, an entity organized under PRC laws or an individual who is a holder of PRC nationality and passport, as the context may require;
●	“Futu,” “Group,” “our Group,” “the Group,” “we,” “our” and “us” are to Futu Holdings and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the Consolidated Affiliated Entities, unless the context otherwise requires;
●	“Futu Australia” are to Futu Securities (Australia) Ltd, a company with limited liability incorporated in Australia on February 15, 2001 and our wholly-owned subsidiary;
●	“Futu Holdings” and “our company” are to Futu Holdings Limited, a company with limited liability incorporated in the Cayman Islands on April 15, 2014;

●	“Futu Securities” are to Futu Securities International (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability on April 17, 2012 and our wholly-owned subsidiary;
●	“Hainan Caixuetang” are to Hainan Caixuetang Education Network Technology Co., Ltd., a company established under the laws of PRC with limited liability on December 14, 2020, and a Consolidated Affiliated Entity;
●	“Hainan Futu” are to Hainan Futu Information Services Co., Ltd., a company established under the laws of PRC with limited liability on May 25, 2018, and a Consolidated Affiliated Entity;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“HK SFC” are to the Securities and Futures Commission of Hong Kong;
●	“Latest Practicable Date” are to March 31, 2024, being the latest practicable date for ascertaining certain information in this annual report;
●	“MAS” are to the Monetary Authority of Singapore;
●	“MAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or moomoo at least once during the calendar month in question. Some visitors may access our platforms using more than one device in a given month and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“MIIT” are to the Ministry of Industry and Information Technology of PRC;
●	“Moomoo Financial Canada” are to Moomoo Financial Canada Inc., a company incorporated in Canada and our majority-owned subsidiary;
●	“Moomoo Financial Singapore” are to Moomoo Financial Singapore Pte. Ltd. (formerly known as Futu Singapore Pte. Ltd.), a company with limited liability incorporated in Singapore on December 17, 2019 and our wholly-owned subsidiary;
●	“Moomoo Securities Japan” are to Moomoo Securities Japan Co., Ltd., a company incorporated in Japan and our wholly-owned subsidiary;
●	“Mr. Li” are to Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer;
●	“NiuNiu/Moo Community” are to our social network services on Futubull or moomoo platform, including the interactive tools and functions offered on such platform;
●	“paying clients” are to clients with assets in their trading accounts with us;
●	“professional investor” are to persons as defined under Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (including those prescribed by rules made under section 397 of the Securities and Futures Ordinance);
●	“retail investor” are to an individual investor that purchases securities and other investment assets;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;

●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” and “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“Shensi Beijing” and “WFOE” are to Shensi Network Technology (Beijing) Co., Ltd., a wholly foreign-owned enterprise established under the laws of the PRC on September 15, 2014, and our wholly-owned subsidiary;
●	“Shenzhen Futu” are to Shenzhen Futu Network Technology Co., Ltd., a company established under the laws of PRC with limited liability on December 18, 2007, a Consolidated Affiliated Entity;
●	“Stock Connect” are to the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“users” are to user accounts registered with our applications or websites; and
●	“VIE(s)” are to Shenzhen Futu and Hainan Futu.

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

For each relevant period prior to January 1, 2021, “clients,” “paying clients,” “client asset balance,” “trading volume” and other client-based figures disclosed in this annual report are only inclusive of those under Futu Securities, due to insignificant figures recorded under Moomoo Financial Inc. (previous name: Futu Inc.). Since January 1, 2021, the figures disclosed in this annual report include those under Futu Securities, Moomoo Financial Inc., Moomoo Financial Singapore, Futu Australia, Moomoo Securities Japan and Moomoo Financial Canada for each subsequent period, as applicable.

Our reporting currency is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8109 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in, expected growth and the market size of the online and mobile trading and other financial services industry in China, Hong Kong, the United States, Singapore and globally;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users, clients and third-party business partners;
●	competition in our industry;
●	our proposed use of funds;
●	relevant government policies and regulations relating to our industry; and
●	general economic, business and socio-political conditions in China, Hong Kong, the United States, Singapore and other markets we have businesses or operations.

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

Our Corporate Structure and Operations in China

Futu Holdings is not an operating company but a Cayman Islands holding company conducting a significant portion of our operations through our wholly-owned subsidiaries, including in Hong Kong, Singapore, the United States and Australia. As an exempted company incorporated in the Cayman Islands, Futu Holdings and its wholly-owned PRC subsidiaries are classified, respectively, as a foreign enterprise and foreign-invested enterprises under PRC laws and regulations, and, subject to certain exceptions, none of them is generally allowed to own more than 50% of the equity interests in PRC companies that are value-added telecommunication service providers or to own any equity interests in PRC companies that are engaging in internet culture service or other services prohibited from foreign investment.

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
Futu US Inc. (USA)
Futu Holdings (Asia) Pte. Ltd. (Singapore)
Futu Trustee Limited (Hong Kong)
Moomoo Financial Singapore Pte. Ltd. (Singapore)
Shensi Network Technology (Beijing) Co., Ltd. (China)
Futu Network Technology (Shenzhen) Co., Ltd. (China)
Futu Securities (Australia) Ltd. (Australia)
Futu Canada Limited (Canada)
Moomoo Financial Inc. (USA)
Futu Clearing Inc. (USA)
Moomoo Technologies Inc. (USA)
Moomoo Securities Japan Co., Ltd. (Japan)
85%
Shenzhen Futu Network Technology Co., Ltd. (China)
Hainan Futu Information Services Co., Ltd. (China)
Moomoo Financial Canada Inc. (Canada)
Beijing Futu Network Technology Co., Ltd. (China)
Hainan Caixuetang Education Network Technology Co., Ltd. (China)

Notes:

(1)	“➝” denotes direct legal and beneficial ownership in equity interest (100% ownership unless otherwise indicated).
(2)	“┈” denotes the contractual arrangements that provide the WFOE with the ability to direct the activities of the Consolidated Affiliated Entities through (i) the powers of attorney to exercise all shareholders’ rights of the registered shareholders in the VIEs; (ii) exclusive options to acquire all or part of the equity interest in the VIEs; and (iii) equity pledges by the registered shareholders in favor of the WFOE over the equity interests in the VIEs.
(3)	As of December 31, 2023, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang Education Network Technology Co., Ltd. held an Internet Culture Operation License, a Radio and Television Program Production and Operation License, an ICP License and a Publication Operation License.

(4)	Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Hainan Futu Information Services Co., Ltd.. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.
(5)	Each of Futu Holdings Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities (Hong Kong) Limited owns 20% of the share capital in Futu Trustee Limited.
(6)	Moomoo Financial Singapore Pte. Ltd. was formerly known as Futu Singapore Pte. Ltd.; Moomoo Financial Inc. was formerly known as Futu Inc.; and Moomoo Technologies Inc. was formerly known as Moomoo Inc..

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

We and the VIEs face various legal and operational risks and uncertainties related to our operations in China, including complex and evolving PRC laws and regulations. For example, the China Securities Regulatory Commission, or the CSRC, has initiated inquires on us concerning matters including, the provision of cross-border securities services for domestic, China-based investors. Besides, we also face risks associated with regulatory approvals and/or filings in connection with our future offshore offering or listing of securities on a different market, the use of variable interest entities, anti-monopoly regulatory actions, as well as oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value, as elaborated below:

●	The PRC government has significant authority to regulate or intervene in a company’s operations in China at any time, such as ours, whether such operations are conducted through a subsidiary or a consolidated variable interest entity. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. The PRC government may intervene in or influence our operations at any time, or may exert more oversight and control over our offerings conducted overseas, which could result in a material change in our operations and/or the value of the ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”;
●	We believe that our corporate structure and the Contractual Arrangements are not in violation of the current applicable PRC laws and regulations. As of the date of this annual report, we believe that none of our subsidiaries and the Consolidated Affiliated Entities is required to obtain permission or approval from relevant regulatory authorities to enter into the Contractual Arrangements. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our activities in China, would agree that our corporate structure or any of the above Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and the Contractual Arrangements from any PRC governmental agency. If we, our subsidiaries or the Consolidated Affiliated Entities inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, the ADSs may significantly decline in value or become worthless if we are unable to assert our contractual rights over the economic benefits and assets of the Consolidated Affiliated Entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;
●	The PRC government has initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange. If we are unable to address any data security or information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. If certain of our activities in Mainland China were deemed by relevant regulators as violation of the laws and regulations on anti-monopoly, it may result in governmental investigations, fines and/or other sanctions against us. As of the date of this annual report, we have not been subject to any administrative penalties, regulatory actions or inquires in connection with anti-monopoly or data security or data privacy that have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards, or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and anti-monopoly, which could require us to incur additional costs and restrict our operations. For a detailed description of risks and regulations related to our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China”, “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Anti-Monopoly Matters related to Internet Platform Companies”; and

●	We rely on the Contractual Arrangements for a limited part of our operations in China, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities. We rely on the VIEs’ and their shareholders’ compliance with their obligations under the Contractual Arrangements to direct the activities of the Consolidated Affiliated Entities. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate in China through the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend on the Contractual Arrangements to operate a part of our business in China and to hold the necessary licenses for our operations, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities and otherwise may have a material adverse effect as to our business”.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.”

Financial Information relating to the Consolidated Affiliated Entities

Historically, the Consolidated Affiliated Entities accounted for a small portion of our financial position, results of operations and cash flows. Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2023 and 2022, and results of operations and cash flows for the years ended December 31, 2023, 2022 and 2021 for (i) Futu Holdings; (ii) our subsidiaries (excluding the WFOE); (iii) the WFOE (which is the primary beneficiary of the Consolidated Affiliated Entities); (iv) the Consolidated Affiliated Entities (primarily Shenzhen Futu and its subsidiaries as Hainan Futu did not conduct substantial business during the periods presented); (v) eliminating adjustments; and (vi) consolidated totals (in thousands of HK dollars).

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	23,142	4,900,084	4	14,308	—	4,937,538
Cash held on behalf of clients	—	44,369,310	—	—	—	44,369,310
Restricted cash	—	1,232	—	—	—	1,232
Term deposit	—	5,540	—	—	—	5,540
Short-term investments	—	3,114,613	—	—	—	3,114,613
Amounts due from internal companies(1)	4,756,990	2,165,950	1,898	370,065	(7,294,903)	—
Loans and advances	—	32,547,355	—	—	—	32,547,355
Securities purchased under agreements to resell	—	133,039	—	—	—	133,039
Receivables	—	10,147,648	—	—	—	10,147,648
Prepaid assets	12	52,180	—	2,499	—	54,691
Investment in subsidiaries(2)	21,928,678	237,113	—	—	(22,165,791)	—
Net assets of the VIEs(2)	—	—	235,431	—	(235,431)	—
Long-term investments	—	238,556	—	—	—	238,556
Operating lease right-of-use assets	—	205,542	—	18,550	—	224,092
Other assets	4,791	1,338,147	—	19,295	—	1,362,233
Total assets	26,713,613	99,456,309	237,333	424,717	(29,696,125)	97,135,847
Liabilities
Amounts due to related parties	—	68,761	—	257	—	69,018
Amounts due to internal companies(1)	2,135,156	5,071,897	220	87,630	(7,294,903)	—
Payables	—	64,654,329	—	—	—	64,654,329
Borrowings	—	5,651,565	—	—	—	5,651,565
Lease liabilities	—	218,402	—	19,615	—	238,017
Accrued expenses and other liabilities	9,721	1,859,682	—	81,784	—	1,951,187
Total liabilities	2,144,877	77,524,636	220	189,286	(7,294,903)	72,564,116
Total shareholders’ equity(2)	24,568,736	21,928,678	237,113	235,431	(22,401,222)	24,568,736
Non-controlling interest	—	2,995	—	—	—	2,995
Total Equity	24,568,736	21,931,673	237,113	235,431	(22,401,222)	24,571,731

	As of December 31, 2022
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	87,784	4,908,308	5	32,801	—	5,028,898
Cash held on behalf of clients	—	50,685,472	—	—	—	50,685,472
Restricted cash	—	1,215	—	—	—	1,215
Term deposit	—	5,860	—	—	—	5,860
Short-term investments	—	675,064	—	—	—	675,064
Amounts due from internal companies(1)	3,557,176	253,121	1,924	222,446	(4,034,667)	—
Loans and advances	—	26,713,123	—	—	—	26,713,123
Securities purchased under agreements to resell	—	32,000	—	—	—	32,000
Receivables	—	9,828,670	—	—	—	9,828,670
Prepaid assets	—	25,472	—	3,035	—	28,507
Investment in subsidiaries(2)	17,262,541	120,152	—	—	(17,382,693)	—
Net assets of the VIEs(2)	—	—	118,445	—	(118,445)	—
Long-term investments	—	239,694	—	—	—	239,694
Operating lease right-of-use assets	—	175,576	—	21,288	—	196,864
Other assets	5,204	1,032,121	—	30,138	—	1,067,463
Total assets	20,912,705	94,695,848	120,374	309,708	(21,535,805)	94,502,830
Liabilities
Amounts due to related parties	—	52,725	—	—	—	52,725
Amounts due to internal companies(1)	21,834	3,924,124	222	88,487	(4,034,667)	—
Payables	—	69,176,872	—	—	—	69,176,872
Borrowings	—	2,480,532	—	—	—	2,480,532
Lease liabilities	—	188,959	—	22,184	—	211,143
Accrued expenses and other liabilities	29,327	1,609,860	—	80,592	—	1,719,779
Total liabilities	51,161	77,433,072	222	191,263	(4,034,667)	73,641,051
Total shareholders’ equity(2)	20,861,544	17,262,541	120,152	118,445	(17,501,138)	20,861,544
Non-controlling interest	—	235	—	—	—	235
Total equity	20,861,544	17,262,776	120,152	118,445	(17,501,138)	20,861,779

Selected Condensed Consolidating statements of Comprehensive Income Information

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Comprehensive Income Information
Third-party revenues	2,792	9,983,684	—	21,942	—	10,008,418
Inter-company revenues(3)	—	—	—	279,145	(279,145)	—
Total costs(3)	(69)	(1,805,433)	—	(9,873)	279,145	(1,536,230)
Total expenses	(21,454)	(3,268,179)	—	(175,072)	—	(3,464,705)
Equity in gain of subsidiaries(2)	4,287,842	97,248	—	—	(4,385,090)	—
Income of the VIEs	—	—	97,248	—	(97,248)	—
Others, net	12,363	19,780	—	1,299	—	33,442
Income before income tax expenses and share of loss from equity method investments	4,281,474	5,027,100	97,248	117,441	(4,482,338)	5,040,925
Income tax expense	—	(728,286)	—	(20,193)	—	(748,479)
Share of loss from equity method investments	—	(13,497)	—	—	—	(13,497)
Net income	4,281,474	4,285,317	97,248	97,248	(4,482,338)	4,278,949
Net loss attributable to non-controlling interest	—	(2,525)	—	—	—	(2,525)
Net income attributable to ordinary shareholders of Futu Holdings Limited	4,281,474	4,287,842	97,248	97,248	(4,482,338)	4,281,474

	2022
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Comprehensive Income Information
Third-party revenues	12,654	7,577,739	—	23,634	—	7,614,027
Inter-company revenues(3)	—	—	—	202,834	(202,834)	—
Total costs(3)	—	(1,186,497)	—	(12,469)	202,834	(996,132)
Total expenses	(78,285)	(2,775,272)	(28)	(195,408)	—	(3,048,993)
Equity in gain of subsidiaries(2)	2,977,254	39,514	—	—	(3,016,768)	—
Income of the VIEs	—	—	39,542	—	(39,542)	—
Others, net	15,321	(230,431)	—	4,815	—	(210,295)
Income before income tax expenses and share of loss from equity method investments	2,926,944	3,425,053	39,514	23,406	(3,056,310)	3,358,607
Income tax expense	—	(430,098)	—	16,136	—	(413,962)
Share of loss from equity method investments	—	(17,752)	—	—	—	(17,752)
Net income	2,926,944	2,977,203	39,514	39,542	(3,056,310)	2,926,893
Net loss attributable to non-controlling interest	—	(51)	—	—	—	(51)
Net income attributable to ordinary shareholders of Futu Holdings Limited	2,926,944	2,977,254	39,514	39,542	(3,056,310)	2,926,944

	2021
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Comprehensive Income Information
Third-party revenues	2,766	7,090,167	—	22,387	—	7,115,320
Inter-company revenues(3)	—	—	—	187,774	(187,774)	—
Total costs(3)	—	(1,382,062)	—	(11,776)	187,774	(1,206,064)
Total expenses	(26,854)	(2,558,736)	(46)	(140,807)	—	(2,726,443)
Equity in gain of subsidiaries(2)	2,816,673	52,695	—	—	(2,869,368)	—
Income of the VIEs	—	—	52,741	—	(52,741)	—
Others, net	17,625	(14,841)	—	(306)	—	2,478
Income before income tax expenses and share of loss from equity method investments	2,810,210	3,187,223	52,695	57,272	(2,922,109)	3,185,291
Income tax expense	—	(370,550)	—	(4,531)	—	(375,081)
Net income	2,810,210	2,816,673	52,695	52,741	(2,922,109)	2,810,210

Selected Condensed Consolidating statements of Cash Flows Information

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Cash Flows Information
Net cash (used in)/generated from operating activities(4)	(44,634)	(6,280,963)	(1)	(11,798)	—	(6,337,396)
Advances to Group companies	(3,005,798)	—	—	—	3,005,798	—
Receival of advances repayment from Group companies	3,956,976	—	—	—	(3,956,976)	—
Investments in subsidiaries	(108,418)	—	—	—	108,418	—
Other investing activities	—	(2,437,600)	—	(6,818)	—	(2,444,418)
Net cash (used in)/generated from investing activities	842,760	(2,437,600)	—	(6,818)	(842,760)	(2,444,418)
Proceeds from advances from Group companies	—	3,005,798	—	—	(3,005,798)	—
Repayment of advances from Group companies	—	(3,956,976)	—	—	3,956,976	—
Capital contribution from Group companies	—	108,418	—	—	(108,418)	—
Other financing activities	(863,076)	3,171,033	—	—	—	2,307,957
Net cash generated from/(used in) financing activities	(863,076)	2,328,273	—	—	842,760	2,307,957
Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	65,921	—	123	—	66,352
Net increase/(decrease) in cash, cash equivalents and restricted cash	(64,642)	(6,324,369)	(1)	(18,493)	—	(6,407,505)
Cash, cash equivalents and restricted cash at beginning of the year	87,784	55,594,995	5	32,801	—	55,715,585
Cash, cash equivalents and restricted cash at end of the year	23,142	49,270,626	4	14,308	—	49,308,080

	2022
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Cash Flows Information
Net cash (used in)/generated from operating activities(4)	(16,691)	3,456,925	(30)	34,727	—	3,474,931
Advances to Group companies	(168,018)	(8,120)	—	—	176,138	—
Receival of advances repayment from Group companies	3,571,337	8,120	—	—	(3,579,457)	—
Investments in subsidiaries	(703,880)	—	—	—	703,880	—
Other investing activities	1,187,185	(1,090,125)	—	(3,201)	—	93,859
Net cash generated from/(used in) investing activities	3,886,624	(1,090,125)	—	(3,201)	(2,699,439)	93,859
Proceeds from advances from Group companies	—	168,018	—	8,120	(176,138)	—
Repayment of advances from Group companies	—	(3,571,337)	—	(8,120)	3,579,457	—
Capital contribution from Group companies	—	703,880	—	—	(703,880)	—
Other financing activities	(3,819,478)	(3,190,043)	—	—	—	(7,009,521)
Net cash (used in)/generated from financing activities	(3,819,478)	(5,889,482)	—	—	2,699,439	(7,009,521)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(244)	(133,476)	—	(1,476)	—	(135,196)
Net increase/(decrease) in cash, cash equivalents and restricted cash	50,211	(3,656,158)	(30)	30,050	—	(3,575,927)
Cash, cash equivalents and restricted cash at beginning of the year	37,573	59,251,153	35	2,751	—	59,291,512
Cash, cash equivalents and restricted cash at end of the year	87,784	55,594,995	5	32,801	—	55,715,585

	2021
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating statements of Cash Flows Information
Net cash (used in)/generated from operating activities(4)	(16,465)	6,026,081	15	2,340	—	6,011,971
Advances to Group companies	(4,814,377)	—	—	—	4,814,377	—
Receival of advances repayment from Group companies	2,039,648	—	—	—	(2,039,648)	—
Investments in subsidiaries	(5,480,918)	—	—	—	5,480,918	—
Other investing activities	(1,169,715)	209,477	—	(3,327)	—	(963,565)
Net cash (used in)/generated from investing activities	(9,425,362)	209,477	—	(3,327)	8,255,647	(963,565)
Proceeds from advances from Group companies	—	4,814,377	—	—	(4,814,377)
Repayment of advances from Group companies	—	(2,039,648)	—	—	2,039,648	—
Proceeds from issuance of ordinary shares	10,856,524	—	—	—	—	10,856,524
Capital contribution from Group companies	—	5,480,918	—	—	(5,480,918)	—
Other financing activities	(1,414,672)	1,112,366	—	—	—	(302,306)
Net cash generated from/(used in) financing activities	9,441,852	9,368,013	—	—	(8,255,647)	10,554,218
Effect of exchange rate changes on cash, cash equivalents and restricted cash	200	166,930	—	—	—	167,130
Net increase/(decrease) in cash, cash equivalents and restricted cash	225	15,770,501	15	(987)	—	15,769,754
Cash, cash equivalents and restricted cash at beginning of the year	37,349	43,480,651	20	3,738	—	43,521,758
Cash, cash equivalents and restricted cash at end of the year	37,574	59,251,152	35	2,751	—	59,291,512

Notes:

(1)	Represents the elimination of intercompany balances among Futu Holdings, Consolidated Affiliated Entities and our subsidiaries.
(2)	Represents the elimination of the investment in Consolidated Affiliated Entities and our subsidiaries by Futu Holdings.
(3)	Intercompany Revenues between Shenzhen Futu and our subsidiaries (excluding the WFOE). Shenzhen Futu provides software development services and technical consulting services to our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, technical service fees charged by Shenzhen Futu were HK$187.8 million, HK$202.8 million and HK$279.1 million (US$35.7 million), respectively. The intercompany service charge is eliminated at the consolidation level.

Intercompany Revenues between Shenzhen Futu and the WFOE. Pursuant to the exclusive technology consulting and services agreement entered into in October 2014, between Shenzhen Futu and the WFOE, which was subsequently amended and restated in May 2015 and further in September 2018, the WFOE had the exclusive right to provide Shenzhen Futu with consulting and services related to, among other things, technology research and development, as well as maintenance of software and hardware. Shenzhen Futu agreed to pay the WFOE a service fee in an amount equal to its annual net income. The WFOE may adjust the amount of service fee based on factors such as the complexity, time spent and the commercial value of the services. On September 30, 2021, a termination agreement was entered into among the WFOE, Shenzhen Futu and its shareholders, pursuant to which the parties agreed to terminate the prior contractual arrangements and replaced them with a new set of agreements. Pursuant to the exclusive business cooperation agreement entered into on September 30, 2021 by and among the WFOE, Shenzhen Futu and its shareholders, Shenzhen Futu engaged the WFOE as the exclusive service provider of technical support, consulting services and other services. Shenzhen Futu agrees to pay the WFOE service fees for any fiscal year in an amount equal to 100% of Shenzhen Futu’s consolidated gross profits of such year, after offsetting the accumulated losses of Shenzhen Futu and its subsidiaries in previous fiscal years (if any) and after deducting working capital, expenditure, taxes and other statutory contributions required in such year. For the years ended December 31, 2021, 2022 and 2023, the WFOE did not charge Shenzhen Futu any service fee.

(4)	For the years ended December 31, 2021, 2022 and 2023, our subsidiaries paid the VIEs technical service fees of HK$189.8 million, HK$148.1 million and HK$132.4 million (US$17.0 million), respectively.

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

	For the year ended December 31,
	2021	2022	2023
	HK$	HK$	HK$	US$

	(in thousands)
Cash paid by our subsidiaries to the VIEs for technical service fee	189,827	148,058	132,420	16,953
Advances from our subsidiaries to the VIEs	—	8,120	—	—
Repayment of advances to our Group by the VIEs	—	(8,120)	—	—

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

Additionally, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by Futu Securities (Hong Kong) Limited in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries, including the WFOE, may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—We are subject to PRC restrictions on currency exchange.”

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

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

An investment in the ADSs or ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in Mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in Mainland China, the laws, regulations and the discretion of Mainland China governmental authorities discussed in this annual report are expected to apply to Mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from Mainland China.

Risks Related to Our Business and Industry

●	Our historical growth rates may not be indicative of our future growth, which makes it difficult to evaluate our future prospects.
●	We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in certain inquiries and investigation by relevant regulators.
●	Our online client onboarding procedures historically did not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions in addition to remediation, which may include reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu Securities’ licenses and trading rights, and consequently may adversely affect our business, financial condition, operations, brand reputation and prospects.

●	We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.
●	Our operations and services involve collection, processing, and storage of significant amounts of data concerning our clients, business partners and employees and may be subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. If we fail to comply with the relevant laws and regulations, our business, results of operations and financial condition may be adversely affected.
●	We face significant competition in the online brokerage and wealth management industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.
●	If we are unable to retain existing clients or attract new clients, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.
●	Because our revenues and profitability depend largely on the receipt of transaction-based compensation, they are prone to significant fluctuations and are difficult to predict. Declines in trading volume generally result in lower revenues from trade execution services, which may affect our financial condition, results of operations and prospects.

Risks Related to Our Operations in China

●	Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	The approval of and/or the filing with the CSRC or other PRC governmental authorities may be required under PRC law in connection with our future offshore offering or listing of securities on a different market and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	The trade war between United States and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our clients reside, and our activities and results of operations may be negatively impacted.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.

Risks Related to Our Corporate Structure

●	We depend on the Contractual Arrangements to operate a part of our business in China and to hold the necessary licenses for our operations, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities and otherwise may have a material adverse effect as to our business.
●	If the PRC government deems that the Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	The shareholders of the VIEs in China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Risks Related to the ADSs

●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial, and may adversely affect the trading market for the ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares that are represented by your ADSs are voted.

Risks Related to Our Business and Industry

Our historical growth rates may not be indicative of our future growth, which makes it difficult to evaluate our future prospects.

We launched our online brokerage business in 2012 and experienced rapid growth in both our businesses since our inception. Our total revenues increased from HK$7,115.3 million in 2021 to HK$7,614.0 million in 2022, and further to HK$10,008.4 million (US$1,281.3 million) in 2023. Our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future or our efforts may prove more costly than we currently anticipate such that we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If our growth rate declines or fluctuates, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. In addition, we have limited experience in new services and products launched in the past. As our business develops and we respond to competition, we may continue to introduce new service offerings, adjust our existing services or our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

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

We are subject to extensive regulations and the markets in which we operate, including Hong Kong, Singapore, the United States, Australia, Japan, Canada, and Malaysia, are highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations, investigation and inquiries by the relevant regulators on a regular or ad-hoc basis. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the HK Brokerage Regulations, including, for example, the SFO and its subsidiary legislation. These HK Brokerage Regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong.” In addition, our operations in the United States are subject to applicable United States laws, rules and regulations, or collectively the US Brokerage Regulations, including, for example, the U.S. Securities and Exchange Act of 1934, or the Exchange Act, rules and regulations adopted under the Exchange Act by the U.S. Securities and Exchange Commission, or the SEC, and rules and guidance adopted by the Financial Industry Regulatory Authority, or FINRA. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in the United States.” Also, our operations in Singapore are subject to applicable Singapore laws and regulatory requirements, or collectively the Singapore Brokerage Regulations, including the Securities and Futures Act 2001 of Singapore (2020 Revised Edition), or the SFA, and its subsidiary legislation such as the Securities and Futures (Licensing and Conduct of Business) Regulations, or the SF(LCB)R. In Singapore, we hold a Capital Markets Services License, or CMSL, issued by the Monetary Authority of Singapore, or the MAS, and we are required to abide by relevant regulatory notices and guidelines issued by the MAS. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Singapore.” Futu Australia, which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission. Moomoo Securities Japan, which holds the Financial Instruments Business Operators (FIBO) license, is regulated by local regulators including the Financial Services Agency. Moomoo Financial Canada, a dealer member of CIRO and CIPF, is also subject to extensive regulations in Canada. Futu Malaysia Sdn.Bhd., which holds a Capital Markets Services License, is regulated by the Securities Commission Malaysia. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

From time to time, Futu Securities, as a HK SFC-licensed corporation may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HK SFC. The HK SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HK SFC may take disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any HK SFC inquiries, reviews or investigations without the consent of the HK SFC. Moomoo Financial Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, have been subject to examinations and enquiries initiated by the SEC and FINRA from time to time. They may also be subject to similar examinations, investigations, enquiries, administrative proceedings or other regulatory actions by such and other regulatory authorities, including individual states where we conduct business, in the future. Moomoo Financial Singapore Pte. Ltd., or Moomoo Financial Singapore, as a Capital Markets Services Licensee in Singapore, may be subject to similar examinations and regulatory actions initiated by the MAS or other relevant regulatory authorities in Singapore. Our subsidiaries, including Futu Australia, Moomoo Securities Japan, Moomoo Financial Canada and Futu Malaysia Sdn.Bhd., as licensed corporations in the corresponding markets they operate, may be subject to examinations and regulatory actions by local regulators from time to time.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.”

As of the date of this annual report, Futu Securities was involved in inquiries and ongoing investigations initiated by the HK SFC concerning matters, including, among others, online account opening procedures, product due diligence, product risk rating mechanism and information to clients. The HK SFC’s inquiries and investigations remain ongoing and are subject to statutory secrecy under Section 378 of the SFO. We are unable to accurately predict the outcome of such inquiries and investigation given their ongoing nature. See “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.” We have been and may continue to be subject to inquiries or investigations by the HK SFC. There remains a risk that at the conclusion of the inquiries and the investigation, the HK SFC may identify misconduct, deficiency or material non-compliance, undertake investigation and take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of Futu Securities’ licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Regulations following the identification of any such misconduct, deficiency or material non-compliance, which may result in the HK SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our reputation, business, results of operations, financial conditions and prospects.

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

We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, as they have been construed and applied by the relevant PRC authorities, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Securities Business.” We do not hold any license or permit for providing securities brokerage services in Mainland China. A significant portion of our technology, research and development, management, supporting and other teams are based in Mainland China and a large number of our users are PRC residents. In the past, we have received inquiries relating to certain aspects of our activities from certain regulatory authorities in Mainland China.

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

In addition, while we have internal policies in place regulating relevant activities of our employees and their dealings with our business partners, if our employees or business partners engage in certain activities for which permits or licenses are required in the view of the relevant authorities, we may be subject to additional regulatory inquiries or penalties and negative publicity.

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

If we are unable to retain existing clients or attract new clients, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.

We derive a significant portion of our revenues from our online brokerage services provided to our clients. To maintain the high growth momentum of our platform, we depend on retaining current clients and attracting more new clients. Trends such as reduced trading demand on our platforms, declines in the level of usage of our platforms by existing clients and insufficient growth of new clients may impair our ability to maintain our revenue as expected and our business and results of operations may be adversely affected.

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

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$1,392.1 million, HK$895.8 million and HK$710.3 million (US$90.9 million) in selling and marketing expenses, representing 19.6%, 11.8% and 7.1% of our total revenues in 2021, 2022 and 2023, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

We must stay abreast of the needs and preferences of our clients to serve their evolving trading needs as their investment demands change. If we fail to retain our existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow platform usage, and our business and results of operations may be adversely affected. In addition, if we are unable to maintain, enhance or develop the methods we use to retain clients, the costs of client retention will significantly increase, and our ability to retain clients may be harmed.

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

Because our revenues and profitability depend largely on the receipt of transaction-based compensation, they are prone to significant fluctuations and are difficult to predict. Declines in trading volume generally result in lower revenues from trade execution services, which may affect our financial condition, results of operations and prospects.

Our revenues and profitability depend in part on the receipt of transaction-based compensation or commissions for trades we execute in the market, which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weakness in the markets in which we facilitate executions, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from trade execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from trade execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential risk for losses on securities or other financial instruments held in inventory and buyers and sellers may be unable to fulfill their obligations, settle their trades, claims and litigation. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is also subject to general economic and political conditions, in particular the economic and political conditions of the markets in which we operate, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the COVID-19 pandemic and/or eruptions of regional tensions could negatively impact our revenues and profitability. As a result of these risks, our income and operating results may be subject to significant fluctuations. See “—We face risks related to health epidemics, natural disasters and other calamities, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

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

On August 6, 2020, the former President of the United States issued an executive order prohibiting “any transactions that is related to WeChat by any person or with respect to any property, subject to the jurisdiction of the United States with Tencent Holdings Ltd., Shenzhen, China, or any subsidiary of that entity, as identified by the Secretary of Commerce under section 1(c) of this order.” The ban was subsequently lifted by the Biden Administration. As of the Latest Practicable Date, entities directly or beneficially owned by Tencent Holdings Limited owned approximately 22.4% of the total issued share capital of the Company and approximately 31.1% of the voting power of the total issued and outstanding share capital of our company, and we have certain transactions with Tencent. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Tencent.” We also have business operations and hold relevant licenses in the United States, which had limited revenue contribution as of the date of this annual report. Although we are of the view that there had been no material impact of the tensions between the U.S. and China on our operations and financial performance as of the date of this annual report, we cannot assure you that there will not be legislation, rules or further executive orders prohibiting our business collaborations with Tencent. Upon the occurrence of such events, our business will be adversely impacted. In addition, any current and future actions or escalations by either the United States or China may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. See also “—The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.”

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

We are subject to a variety of laws, regulations and other legal and regulatory obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws and regulations that restrict or control the use of personal data. In China, a number of regulations, guidelines and other measures on cybersecurity and privacy and data privacy have been and are expected to be adopted, including but not limited to, the Cybersecurity Law effective in June 2017, the Information Security Technology—Personal Information Security Specification, or the China Specification, effective in October 2020, the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, effective in November 2021, the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, effective in September 2022, and the Practical Guidance on Cybersecurity Standard – the Regulations on Safety Verification in Cross-border Personal Information Processing, issued in December 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy.”

Since all the aforementioned laws and regulations are relatively new, there are uncertainties as to their interpretation and application, especially in relation to their applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within Mainland China, including the information collection activities conducted by our offshore subsidiaries outside Mainland China. We may need to take certain additional measures in the future to be in compliance with the Personal Information Protection Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy—Regulations on Privacy Protection.”

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. In addition, the Personal Information Protection Law provides that critical information infrastructure operators or personal information processors whose processing of personal information reaches the threshold amount prescribed by the CAC, must store within the PRC the personal information collected or generated by them within the PRC. Unless otherwise a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, where it is necessary to provide such information to an overseas recipient, a security assessment organized by the CAC must have been passed. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators (“CIIO”) that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which is aimed at protecting data security, personal information rights and interests, and promoting the orderly and free flow of data in accordance with the law. On the same day, the CAC promulgated the Guidelines to Applications for Security Assessment of Outbound Data Transfers (Second Edition) and the Guidelines to the Filing of the Standard Contract for Outbound Transfer of Personal Information (Second Edition), in order to guide and help data handlers to apply for security assessment of outbound data transfers and for filing of the standard contract for outbound transfer of personal information in a regulated and orderly manner.

Furthermore, taking the Regulations on the Security Protection of Critical Information Infrastructure, or the CIIO Security Protection Regulations, and the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation) issued by the MIIT, or the Trial Data Security Measures in the IIT Field, on December 8, 2022, into consideration, the exact scope of the CIIO under the Cybersecurity Review Measures and the current regulatory regime also remains unclear. As the rules for identification of CIIO with respect to our presence in the PRC have not been formulated nor promulgated yet; and we have not received any notice from any relevant governmental authority that we are identified as CIIO, we do not believe we are classified as a CIIO as of the date of this annual report. However, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws; therefore, it is uncertain whether we would be deemed as a CIIO under PRC law in the future. In the event we are classified as a CIIO or otherwise become under investigation or review by the CAC, we may have to substantially change certain of our current practice and our operations may be materially and adversely affected.

Since many of the PRC laws and regulations on cybersecurity and privacy and data privacy are constantly evolving, there are uncertainties as to the interpretation and application of these regulations and how these will be enforced by relevant regulatory authorities, there also remains uncertainties as to the applicability and requirements of these regulations for our business, operation, or our presence in Mainland China. The measures we have implemented could still be deemed insufficient, improper, or even invasive of user privacy by the government authorities, which may result in penalties, including fines, suspension of business activities, restrictions on new user registrations (even temporarily) and revocation of licenses. Consequently, our reputation and results of operations could be materially and adversely affected. In addition, the activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the laws and regulations relating to cybersecurity, data privacy and personal information protection, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Furthermore, as the enforcement regime with regard to cybersecurity, data security, data privacy and personal information protection has been evolving and PRC regulators have been increasingly focusing on regulation in these areas, some of our business operations may be subject to enhanced oversight and scrutiny. As a result, we may be involved in enquiries, claims, complaints or other administrative actions from time to time, which are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations. As of the date of this annual report, we had not been involved in any investigations on cybersecurity review made by the CAC, and we had not received any inquiry, notice, warning, or sanctions in such respect that have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Similarly, Hong Kong, Singapore, the United States, Australia, Japan, Canada and Malaysia also have their respective data privacy legislation that regulates the collection, use, protection and handling of personal data. Under the relevant legislation, while the precise requirements may differ from jurisdiction to jurisdiction, in general, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.

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

Uncertainties relating to regional and global economic conditions and regulatory changes pose a risk as retail investors and businesses may postpone spending in response to credit constraint, rising unemployment rates, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. These worldwide and regional economic conditions could affect and reduce investment behavior and appetites of retail investors and have a material adverse effect on the demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors. These and other economic factors could materially and adversely affect demand for our products and services. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our business could be adversely affected by the effects of the health epidemics, such as the COVID-19 pandemic, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having the foregoing or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. For example, during the COVID-19 pandemic, we took a series of measures in response to the COVID-19 pandemic to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. In general, while these measures reduced the efficiency of our operations, we were not significantly impacted in the past and as of the date of this annual report and have benefitted from an increase in funds flow and trading volume due to clients’ switching to online trading when physical, offline facilities were closed. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese and global economy in general.

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

In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamities harms the Chinese and global economies in general. Our headquarters are located in Shenzhen and Hong Kong, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shenzhen, Hong Kong, Singapore, the United States, Australia and other countries or cities where we conduct business operations and the storage location of our user data is dependent on the platform where users are based and the jurisdiction in which users are registered. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen, Hong Kong, Singapore, the United States, Australia or other countries or cities where we conduct business operations, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2021, 2022 and 2023, our brokerage commission income and handling charge income amounted to HK$3,913.0 million, HK$4,007.6 million and HK$3,944.8 million (US$505.0 million), representing 55.0%, 52.6% and 39.4% of our total revenues during the same years, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2021, 2022 and 2023, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$2,118.0 million, HK$2,088.3 million and HK$2,807.4 million (US$359.4 million), representing 29.8%, 27.4% and 28.1% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$197.4 million, HK$986.4 million and HK$2,482.9 million (US$317.9 million), representing 2.8%, 13.0% and 24.8% of our total revenues during the same years, respectively. The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

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

We may suffer significant losses from credit exposures arising from our margin financing, securities lending, IPO loans, and stock-pledged loan businesses. In addition, we need adequate funding at reasonable costs to successfully operate these businesses, and access to adequate funding at reasonable costs cannot be assured.

Our margin financing, securities lending, IPO loans, and stock-pledged loan businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures arise primarily from loans and advances to borrowers, which include margin loans, IPO loans extended to clients and other advances, mainly collateralized by securities and carried at the amortized cost, net of an allowance for credit losses. As of December 31, 2021, 2022 and 2023, our outstanding loans and advances amounted to HK$29.6 billion, HK$26.7 billion and HK$32.5 billion (US$4.2 billion), respectively. For more information regarding the loans and advances, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loans and Advances” and Note 6 to our consolidated financial statements included in this annual report. Our credit risk exposure may be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or financial instruments. For example, adverse economic effects stemming from rising inflation and recession risk, disruptions to economic activity, or a decline in collateral prices could adversely affect the creditworthiness of certain counterparties, leading to elevated credit risks for us. In addition, our credit risk exposure will also materially increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to fully cover our risk exposure. As of December 31, 2023, we recorded an allowance for credit losses of HK$45.9 million (US$5.9 million), including a HK$5.0 million (US$0.6 million) allowance relating to stock-pledged loans. Any expansion of our margin financing, securities lending, IPO loans, and stock-pledged loan businesses could also subject us to greater credit risks and adversely affect our business, prospects and financial conditions.

We have adopted comprehensive internal policies and procedures designed to manage credits risks. For example, with respect to the margin financing business, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. As we incurred losses from and experienced disputes arising out of margin financing historically, we may continue to be exposed to credit risks associated with our margin financing, securities lending, IPO loans, and stock-pledged loan businesses, and we may continue to experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by our clients may be concentrated on a limited number of securities which may result in a concentration of our credit exposures to such securities. In the event we need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities and we may not be able to fully recover the margin value.

In addition, with regard to receivables, there is no assurance that all our counterparties will meet their payment obligations on time, in full or at all. As of December 31, 2021, 2022 and 2023, the balance of our receivables amounted to HK$10.4 billion, HK$9.8 billion and HK$10.1 billion (US$1.3 billion), respectively. If we fail to adequately manage our credit risks and significant amounts due to us are not settled on time, our performance, liquidity, results of operations and financial condition will be adversely affected. See “—Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks, and as a result, our business operations and financial conditions may be adversely affected.”

Moreover, the growth and success of our margin financing, securities lending, IPO loans, and stock-pledged loan businesses depend on the availability of adequate funding to meet our client demand for loans through our platforms. We provided margin financing, securities lending, IPO loans, and stock-pledged loan services for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. We derive the funding from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available to us might be limited and our ability to provide margin financing, securities lending, IPO loans, and stock-pledged loan services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our lending businesses. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

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

We also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. In addition, as we work with third parties to execute trading orders, our ability to successfully and timely execute these trades for our clients depends on the performance of third parties systems, failure of which may result in potential losses for our clients, which in turn may result in potential claims or litigations brought against us and adversely affect our business and reputation. In addition, if our arrangements with any third party are terminated, we may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We currently rely on Apple’s app store, Google’s Play Store and Android app stores to distribute our mobile applications to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future, our business, financial condition and results of operations may be materially and adversely affected.

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

In addition, as part of our services, we post videos for investor education purpose and allow certain of our users to upload and share videos on our platforms through NiuNiu Community. According to the Administrative Provisions on Internet Audio-Video Program Services, the provider of audio-video service is required to obtain the Audio and Video Service Permission. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Internet Service—Regulation on Internet Audio-Visual Program Services.” It is not eligible for us to do so because current PRC laws and regulations require an applicant for the Audio and Video Service Permission to be a wholly state-owned or state-controlled entity. We have not obtained such license for providing internet audio-video program services through our platform in China and may not be able to obtain such license in a timely manner, or at all. We have not received any notices nor have we been subject to regulatory measures from the National Radio and Television Administration as of the date of this annual report. During the years ended December 31, 2021, 2022 and 2023, the revenue generated from relevant internet audio-video program services was less than 0.01% of our total revenue per year and the absence of such license did not have any material adverse impact on our business and operations. However, if we are required to obtain an Audio and Video Service Permission or other additional licenses or approvals in connection with our video-based services in China, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, imposition of fines and termination or restriction of such service offering.

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

Firms in the securities brokerage and wealth management industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. For example, the U.S. securities regulators recently conducted an industry-wide review of the marketing and other business practices of online and app-based broker-dealers, and have also pursued a number of enforcement actions against firms in our industry, including one which resulted in the imposition of substantial monetary sanctions on a leading app-based broker-dealer headquartered in California in the United States. The regulatory scrutiny appears to focus on certain digital engagement practices utilized by on-line and app-based broker-dealers, the adequacy of risk disclosures to retail customers, and whether or not payment for order flow compromises a broker-dealer’s obligation to obtain best execution for its customers. While our entities in the United States do not pay for order flow, certain of our user engagement practices in the United States, such as offering prizes (of nominal value) and badges (of no economic value) for trading activity, and related disclosures could be impacted by the current regulatory scrutiny. In this regard, the Chairman of the SEC has indicated a concern that certain digital engagement practices may encourage investors to trade more often than might be appropriate, and has questioned whether this creates a conflict of interest between the broker-dealers and their customers. In July 2023, the SEC proposed new requirements on brokerdealers and investment advisers to address risks to investors from conflicts of interest with the use of predictive data analytics. The rules would materially expand broker-dealer and investment adviser obligations with regard to conflicts of interest that may occur with uses of certain technology covered by the proposed rules. We are assessing how this rule would impact our business, if adopted.

In a separate matter, the State of Massachusetts has sued a leading app-based broker-dealer headquartered in California alleging, among other things, that certain of their customer communications constitute a form of recommendation, thereby triggering a duty of the broker-dealer to act in the best interest of its customers. While the trial court dismissed those parts of the complaint relying upon the fiduciary rule adopted in Massachusetts, the Massachusetts Supreme Judicial Court reversed the trial court’s decision and validated the Massachusetts state regulation. Moomoo Financial Inc.’s business strategy is based on providing a self-directed trading platform without making investment recommendations or providing investment advice. An expansion of the definition of what constitutes an investment recommendation could have a material impact on Moomoo Financial Inc.’s business operation. The pending study and enforcement actions against other firms in our industry and relevant negative news coverage and perception could lead to new rules or requirements that could have a material adverse effect upon our business operations, and may subject us to higher regulatory scrutiny in the United States. If we are deemed to have been engaged in any misleading digital engagement practices or trading practices, there could be material adverse effect to our business operations, reputation and prospects. Legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes, may directly affect our model of operation and profitability.

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

We derive interest income from depositing clients’ uninvested cash balances in accounts opened with our bank partners. In 2021, 2022 and 2023, we generated HK$197.4 million, HK$986.4 million and HK$2,482.9 million (US$317.9 million) in interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platform), or a transfer of cash out of their accounts opened through our platform could reduce our interest income and negatively impact our financial results.

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

According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the CAC in June 2016, most recently amended in June 2022 and effective from August 2022, providers of mobile apps shall be responsible for the demonstration of the contents of the information and shall not create, publish or distribute information and content through mobile applications that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt measures such as warning, restricted release, suspension of updates and closing of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our platform interface to ensure their compliance with these provisions. However, there can be no assurance that all of the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps are found to violate the provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Our historical operations have been focused on Hong Kong. We have expanded our operations into the United States, Singapore, Australia, Japan, Canada and Malaysia, and may expand further into other international markets. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the client preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

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

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and counter-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, our institutional partners have their own appropriate anti-money laundering policies and procedures with respect to accounts opening services for our clients. Certain of our institutional partners are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the relevant regulators. We have adopted commercially reasonable procedures for monitoring our institutional partners. In the event that we fail to fully comply with the applicable laws and regulations, the relevant government authorities may freeze our assets or impose fines or other penalties on us. There can be no assurance that there will not be failures in detecting money laundering or other illegal or improper activities, which may adversely affect our business, reputation, financial condition and results of operations.

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

We anticipate that the net proceeds we received from our securities offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talented personnel to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. Our broker-dealer and insurance-broker subsidiaries are subject to capital requirements determined by their respective regulators. If we fail to maintain the required level of liquid capital, the relevant regulators may take actions against us and our business will be adversely affected.

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

In addition, the PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release further regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has and may continue to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in companies like us. See also “—Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.”

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

On November 22, 2022, SAMR published the Anti-unfair Competition Law of the PRC (Revision Draft for Comments), or the Revision Draft of Anti-unfair Competition Law, which had a comment period expired on December 22, 2022. The Revision Draft of Anti-unfair Competition Law set forth specific rules to regulate activities disturbing market competition order in the process of developing data economy area and stipulates that business operators shall not use algorithms, technologies, capital edges and platform rules to conduct unfair competition activities. As of the date of this annual report, the Revision Draft of Anti-unfair Competition Law has not been officially promulgated or implemented.

As the aforementioned laws and regulations were relatively new or not formally adopted, uncertainties exist with respect to their enforcement. Although we believe we do not engage in any of the foregoing situations, we cannot assure you that the regulators will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as violation of the Anti-Monopoly Guidelines for Internet Platforms, it may result in governmental investigations, fines and/or other sanctions against us. Furthermore, the amended Anti-monopoly Law increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operators has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. Pursuant to the amended Anti-monopoly Law, the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. As of the date of this annual report, we had not been subject to any administrative penalties, regulatory actions or inquiries in connection with anti-monopoly.

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

Our PRC subsidiaries and the Consolidated Affiliated Entities currently benefit from a number of preferential tax treatments. For example, Shenzhen Futu is entitled to enjoy a 15% preferential enterprise income tax rate until 2026 as it has been qualified as a “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. Shenzhen Futu as assessed and approved by the relevant government authorities as a Software Enterprise under the PRC Enterprise Income Tax Law and related regulations, was entitled to an exemption from enterprise income tax for the first two years, counting from the first year Shenzhen Futu has made a profit. Futu Network Technology (Shenzhen) Co., Ltd. is entitled to enjoy a 15% preferential income tax rate until 2025 as it has been qualified as an “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment currently enjoyed by the Consolidated Affiliated Entities or our PRC subsidiaries could have an adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

Futu Holdings is a holding company incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Hong Kong Taxation.” As of December 31, 2023, the total retained earnings of our subsidiaries and the Consolidated Affiliated Entities located in China accounted for a relatively small portion of our total retained earnings and we currently do not have any plan to make offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong and our auditor was subject to that determination. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Although the vast majority of our business is conducted in Hong Kong, we depend on the Consolidated Affiliated Entities (in which our Cayman Islands holding company does not have equity direct or indirect interest apart from the Contractual Arrangements) to conduct a part of our business in China and to hold the necessary licenses for our operations, such as the Internet Content Provider License. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations Historically, such operations constituted an immaterial portion of our consolidated total revenues and total assets. In 2021, 2022 and 2023, we generated 0.3%, 0.3% and 0.2% of our total revenues through the Consolidated Affiliated Entities in China, respectively, whose assets accounted for 0.1%, 0.1% and 0.1% of our total assets during the same years, respectively. For a description of the Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” The Contractual Arrangements may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities. If the VIEs or their shareholders fail to perform their obligations under the Contractual Arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of the Contractual Arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the Contractual Arrangements will be resolved through arbitration in China. However, such arbitration provisions do not apply to claims made under the United States federal securities laws. The legal environment in the PRC is not as developed as that of the most developed countries in other jurisdictions. As a result, uncertainties in the PRC legal system and potential future actions by the PRC governments could limit our ability to enforce the Contractual Arrangements. In the event that we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing the Contractual Arrangements, it would be very difficult to direct the activities of the VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” In the event that we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing the Contractual Arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

As an exempted company incorporated in the Cayman Islands, Futu Holdings and its wholly-owned PRC subsidiaries are classified, respectively, as a foreign enterprise and foreign-invested enterprises under PRC laws and regulations, and, subject to certain exceptions, none of them is generally allowed to own more than 50% of the equity interests in PRC companies that are value-added telecommunication service providers or to own any equity interests in PRC companies that are engaging in internet culture service or other services prohibited from foreign investment. Therefore, to maintain compliance with PRC laws and regulations, we may not be able to terminate the Contractual Arrangements while providing certain value-added telecommunication services, internet culture services and other services.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, after the CSRC announced the initiation of inquiries on us in December 2022 regarding our cross-border operations in Mainland China, the trading price of the ADSs declined. Shortly thereafter, in June 2023, a securities class action lawsuit was filed against us and some of our senior executive officers. As of the date of this annual report, this securities class action is ongoing and is in its preliminary stage. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” This action and any similar class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of the Latest Practicable Date, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Huang River Investment Limited, an existing shareholder of ours, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 32.2% of our total issued and outstanding share capital and approximately 90.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure.

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

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the Consolidated Affiliated Entities as being owned by us for United States federal income tax purposes, not only because the Contractual Arrangements provide us with the ability to direct the activities that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2023. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are, as of the date of this annual report, or may be, in the future, involved in class action lawsuits in the United States. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. See “—The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.”

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

We operate our business mainly through Futu Securities, which is a HK SFC-regulated entity that holds the relevant licenses related to our securities brokerage and wealth management product distribution business. In 2021, 2022 and 2023, Futu Securities generated revenues of HK$6,795.2 million, HK$6,478.5 million and HK$7,749.1 million (US$992.1 million), accounting for 95.5%, 85.1% and 77.4% of our total revenues, respectively. As of the end of the same years, the assets of Futu Securities amounted to HK$92.0 billion, HK$83.0 billion and HK$77.5 billion (US$9.9 billion), accounting for 90.6%, 87.8% and 79.8% of our total assets, respectively, taking intercompany transaction offset into consideration. We also conduct research and development activities in China through Futu Network and the VIEs. In 2021, 2022 and 2023, Futu Network and the Consolidated Affiliated Entities together generated revenues of HK$24.0 million, HK$29.6 million and HK$31.7 million (US$4.0 million), accounting for 0.3%, 0.4% and 0.3% of our total revenues, respectively. The total assets of Futu Network and the Consolidated Affiliated Entities amounted to HK$482.3 million, HK$847.2 million and HK$687.1 million (US$87.9 million), accounting for 0.5%, 0.8% and 0.7% of our total assets, respectively, as of the end of the same years, taking intercompany transaction offset into consideration.

We strategically established Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Trustee Limited, each a wholly-owned subsidiary of our company in Hong Kong, in April 2017, April 2017, August 2015 and August 2017, respectively. In August 2019, we acquired Golden Jade Wealth Management Limited, and renamed it as Futu Insurance Brokers (Hong Kong) Limited in January 2020. Futu Insurance Brokers (Hong Kong) Limited was registered with the Professional Insurance Brokers Association in Hong Kong immediately before the commencement of the new regulatory regime for insurance intermediaries on September 23, 2019. Therefore, under the Insurance Ordinance (Cap 41 of the Laws of Hong Kong), Futu Insurance Brokers (Hong Kong) Limited is deemed to be a licensed insurance broker company for a period of three years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance (Cap 41 of the Laws of Hong Kong). In June 2021, Futu Insurance Brokers (Hong Kong) Limited was granted an insurance broker company license by the Insurance Authority pursuant to Section 64ZA(1) of the Insurance Ordinance (Cap 41 of the Laws of Hong Kong). Futu Trustee Limited is a trust company registered under Part VIII Section 11 of the Trustee Ordinance (Chapter 29 of Laws of Hong Kong) in August 2017 and was granted a full Trust and Company Service Provider (TCSP: TC006475) License in April 2019 under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of Laws of Hong Kong).

In addition, we established Moomoo Financial Inc. (previous name: Futu Inc.), Futu Clearing Inc., Moomoo Technologies Inc. (previous name: Moomoo Inc.), and Futu Futures Inc., each a wholly-owned subsidiary of Futu US Inc., our subsidiary in the United States, in December 2015, August 2018, March 2018, May 2019 and July 2020, respectively, in order to improve our ability to offer investing services in overseas markets. Moomoo Financial Inc. is registered as a broker-dealer with the U.S. Securities and Exchange Commission, or the SEC, and is a member in good standing with the Financial Industry Regulatory Authority (FINRA), authorized to conduct business as an introducing broker in compliance with SEC and FINRA rules. Futu Clearing Inc. is also registered with the SEC as a broker-dealer and is a member in good standing with FINRA as well as a member of Depository Trust & Clearing Corporation (DTCC), with the capacity to provide clearing services in the United States. Moomoo Technologies Inc. (previous name: Moomoo Inc.) operates the international version of our trading platform primarily for U.S. and Singapore retail investors. Futu Futures Inc. is registered as a futures commission merchant with the Commodity Futures Trading Commission and is a member in good standing with the National Futures Association.

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

In November 2021, we established Futu Malaysia Sdn.Bhd, a wholly owned subsidiary in Malaysia. Futu Malaysia Sdn.Bhd holds Capital Markets Services License granted by the Securities Commission Malaysia.

In September 2023, we launched online securities business in Canada through our subsidiary Moomoo Financial Canada, a dealer member of Canadian Investment Regulatory Organization (CIRO) and Canadian Investor Protection Fund (CIPF).

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

Our principal executive offices are located at 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China. Our telephone number at this address is +852 2523-3588. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

A securities brokerage service provider at inception, we are now an all-rounded online financial services platform, seamlessly integrating services and products including trading, wealth management product distribution, market data and information, user community, investor education, and corporate services with a focus on the online securities brokerage market. As an intuitive and easy-to-navigate platform, we are serving approximately 21.6 million users as of December 31, 2023. We provide a comprehensive range of investment products, including equities and derivatives across major global exchanges, margin financing and securities lending, as well as fund and bond investments, leveraging licenses, registrations and memberships across Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia and Europe. Our vibrant user community further engages our users and provides them with direct access to listed companies, fund houses, exchanges, media and research institutions that have accounts in our user community through communication with their representatives. In addition, our platform equips our users with necessary investment knowledge for them to make informed investment decisions.

Our platform has attracted and gathered a vast base of high-quality users and clients, with the average client age of 38 and average paying client assets of over HK$280,000 on our platform as of December 31, 2023. The emerging affluent and tech-savvy population we primarily serve allows us to pursue the massive opportunity in the digitalization of the securities brokerage and wealth management industry. We grow our client base mainly through word-of-mouth referrals, organic traffic as well as online and offline marketing and promotional activities. We attach great importance to our marketing promotional efforts which became increasingly important during our international expansion.

We have developed a proprietary and automated technology infrastructure encompassing every aspect of our business operation, from account opening, fund transfer, trading and investment to risk management. Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, has over 20 years of experience and expertise in the technology and internet sectors in China. Mr. Li is directly in charge of our technology committee, which is responsible for formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. Our technology infrastructure provides us with crucial advantages:

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

As we continue to strengthen our brand recognition across markets where we operate and iterate on online and offline marketing campaigns and promotional activities, we have achieved significant growth in our user and client base, client assets, and revenues. Our paying clients increased from 1,244,222 as of December 31, 2021 to 1,486,980 as of December 31, 2022 and further to 1,710,106 as of December 2023. In 2023, we achieved 15.0% year-over-year growth in our total number of paying clients. Our total client asset balance increased from HK$407.8 billion as of December 31, 2021 to HK$417.5 billion as of December 31, 2022, and further to HK$485.6 billion (US$62.2 billion) as of December 31, 2023. Our total revenues grew from HK$7,115.3 million in 2021 to HK$7,614.0 million in 2022, and further to HK$10,008.4 million (US$1,281.3 million) in 2023. We had a net income of HK$2,810.2 million in 2021 and of HK$2,926.9 million in 2022, and our net income further grew to HK$4,278.9 million (US$547.8 million) in 2023.

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

Our primary platform, Futubull, is mainly available to users based in Hong Kong and Mainland China (limited to users who downloaded the Futubull app prior to May 19, 2023). Futubull allows investors to trade securities across major exchanges in Hong Kong and United States and qualified securities under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange quickly and securely, with access to margin financing and securities lending. We offer wealth management product distribution services through our Money Plus brand on our Futubull and moomoo platforms, where our clients can get access to a suite of mutual funds, private funds, structured products and bonds. In addition to our core investment offerings, we also provide our users with a variety of value-added services designed to facilitate the investing process including real-time stock quotes, market data and news as well as an interactive user community where our users can exchange investment views and experience. We offer corporate services such as IPO distribution, investor relations and marketing, as well as ESOP solution services. We also provide trust services to corporate clients.

As part of our international expansion, we developed and launched moomoo, the international version of Futubull, first in United States in 2018, later in Singapore in March 2021 and Australia in 2022. Our moomoo platform provides tailored services to clients in United States, Singapore and Australia through our local licensed entities Moomoo Financial Inc., Moomoo Financial Singapore and Futu Australia, respectively. In October 2022, we launched moomoo in Japan, initially as a social media network and analytical platform for investors, providing services including market data, financial news, paper-trading and an investment community to users in Japan through our licensed entity Moomoo Securities Japan, under local regulatory requirements. In September 2023, we launched our securities business in Japan, introducing U.S. equities trading to the market. In December of the same year, we further started to accept application for tax-exempt Nippon Individual Savings Account (NISA) (growth), a dedicated account enabling investors in Japan to trade stocks under the NISA program, which was introduced by Japanese regulatory authorities. Our global presence also grew in 2023 with our entry into two new markets, namely Malaysia and Canada. We officially launched moomoo platform in Malaysia in May 2023, providing services including market data, financial news and paper trading. In February 2024, moomoo officially launched Malaysian and U.S. stocks trading in Malaysia. moomoo platform made its debut in Canada in August 2023, providing services such as market data and investment community for investors. In the following month, we launched our brokerage business in Canada by enabling Canadian investors to trade U.S stocks. Building on this success, we expanded our services in October 2023 to include Canadian stocks trading.

Our platform is underpinned by a premier user experience. We provide completely online-based account opening services. We have streamlined the account opening, fund transfer and trade execution processes on our platform to provide convenient and seamless investment experiences. In general, account opening on our platform requires filling out an online application which takes less than three minutes, followed by verification procedures facilitated by automated risk management systems. We also provide easy-to-use fund transfer services facilitating swift deposit and withdrawal of funds, allowing for bank-to-brokerage fund transfers in as fast as a few seconds. In addition, we provide our users and clients with access to all of our products and services from a single profile on our platform.

We serve both users and clients. Our “users” access Futubull and moomoo through our mobile or desktop applications or our website with registered user accounts. Our “clients” are our users with one or more trading accounts with us; and our “paying clients” are our clients with assets in their trading accounts with us.

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

For investors who are residents in Hong Kong and other overseas markets where we operate, the two steps involved in opening trading accounts with us are set forth below:

●	Step 1: Online application. Users of our Futubull or moomoo platform, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel.

●	Step 2: Verification procedures. Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. We automatically use the information provided by the user to perform know-your-client and anti-money laundering screening. If a user’s application passes the screening and/or complies with applicable laws, regulations and procedures, the user is approved for a trading account. When we discover errors or inconsistencies during our examination of the applications, a second tier of review may require the users to go through a few additional steps to authenticate their identities or verify their credentials.

For residents in Hong Kong, the prospective client can choose to complete such procedures either online or offline.

o	Online: A prospective client is required to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the trading account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions, and (iii) transfer a minimum of HK$10,000 or US$1,500 into the trading account from that personal bank account, or mail to us a cheque in such amount together with relevant identification documents. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed, and the trading account will be automatically opened.
o	Offline: A prospective client is required to meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

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

Fund Transfer

We provide timely and free fund transfer services to our clients, enabling them to capture fast-moving investment opportunities. We support various fund transfer methods for payment of Hong Kong dollar, US dollar, offshore RMB, Singapore dollar, Australian dollar, Japanese Yen and Canadian dollar. For payment from Hong Kong bank accounts, we support fund transfer via electronic direct debit authentication (eDDA), bank-securities account transfer, fast payment system (FPS), internet banking, ATM/over-the-counter transfer and cheque. For payment from bank accounts of other overseas regions, we support fund transfer via ACH, wire transfer, telegraphic transfer, direct debit authentication (DDA) and/or other local payment apps. In particular, bank-to-brokerage fund transfers can be completed in as fast as a few seconds, and are normally completed within five minutes. We do not allow payment from PRC bank accounts, and we do not provide service of currency conversion from Renminbi to other currencies.

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

Trading Execution

We provide easy-to-use trade execution services, allowing our clients to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets. We serve clients from different countries and regions through our licensed subsidiaries in the markets where we operate:

●	Hong Kong: We operate our securities brokerage business in Hong Kong through Futu Securities, our wholly-owned subsidiary incorporated in Hong Kong. We have been licensed by the HK SFC to carry out securities dealing and have become a participant of the Hong Kong Stock Exchange as a licensed broker since 2012. We also cooperate with CCASS to provide clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange and stocks qualified under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange.
●	Singapore: We carry out our operations in Singapore through our Singapore-incorporated subsidiary Moomoo Financial Singapore, a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services License.
●	The U.S.: We carry out our operations in the U.S. through our U.S.-incorporated subsidiaries, including Moomoo Financial Inc., a licensed broker-dealer in the U.S., and Futu Clearing Inc., a licensed provider of clearing and settlement services for securities transactions in the U.S. financial markets through the Depositary Trust Clearing Corporation and its subsidiaries.
●	Australia: We carry out our operations in Australia through our Australia-incorporated subsidiary, Futu Australia, which holds an Australian Financial Services License granted and regulated by the Australian Securities and Investments Commission.
●	Japan: We carry out our operations in Japan through our Japan-incorporated subsidiary Moomoo Securities Japan, a licensed corporation registered with the Financial Services Agency.
●	Canada: We carry out our operations in Canada through our Canada-incorporated subsidiary Moomoo Financial Canada, a dealer member of CIRO and CIPF.
●	Malaysia: We carry out our operations in Malaysia through our Malaysia-incorporated subsidiary Futu Malaysia Sdn.Bhd, a licensed corporation regulated by Securities Commission Malaysia.

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

As a licensed securities broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and CCASS, we can independently manage all steps involved in processing securities transactions, including order confirmation, receipt, settlement, delivery, dividend collection and record-keeping, for securities listed on the Hong Kong Stock Exchange, including stocks, ETFs, warrants, options, futures, callable bull/bear contracts and stocks under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. We also provide new share subscription and proprietary grey market trading services (also known as dark pool trading services) for IPOs on the Hong Kong Stock Exchange. Additionally, we had throttling controllers connected to the trading system of the Hong Kong Stock Exchange as of December 31, 2023, allowing us to execute a large number of trading transactions simultaneously and respond quickly to sudden surges in order volumes. As of December 31, 2023, we were capable of processing 1,012 Hong Kong listed securities trades per second.

For securities including stocks, options and futures traded on the major exchanges in the U.S. and the Australian Securities Exchange, we aggregate trade instructions from clients and collaborate with qualified third-party clearing brokers for execution and settlement. In most cases, the agreements we enter into with such third-party clearing brokers are for an indefinite term, charging a tiered commission rate which they deduct directly from our account with them. In the case of securities traded on the major U.S. stock exchanges, we also execute and settle transactions through our self-clearing business except clearing for over-the-counter market and certain other products for which we are in the process of developing our support capabilities. From our client’s perspective, the trading process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds. We intend to further enhance our self-clearing coverage and continue to develop our self-clearing business. We also provide new share subscription services in relation to selected IPOs on the New York Stock Exchange, the Nasdaq Stock Market and the Singapore Exchange.

We sustainably charge a competitive brokerage commission rate for online trading as compared to most of our market peers. In general, our revenues from securities brokerage services include brokerage commissions and handling charges from our clients, which are recognized on a trade-date basis when the relevant transactions are executed.

In 2023, the total value for transactions executed through our platforms with respect to securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. reached HK$1,140.9 billion (US$146.1 billion) and HK$3,012.6 billion (US$385.7 billion), respectively, compared to HK$1,571.6 billion and HK3,172.7 billion, respectively, in 2022, and HK$2,272.1 billion and HK$3,706.6 billion, respectively, in 2021.

Margin Financing and Securities Lending Services

We provide real-time and cross-market securities-backed financing to clients. Our margin financing and securities lending services have grown rapidly since introduction, reflecting our ability to cross-sell and our clients’ receptivity to sophisticated investing services. As of December 31, 2023, 42.0% of our clients who had traded through our platform had used our margin financing and securities lending services.

Margin Financing

We offer margin financing services for securities listed on the Hong Kong Stock Exchange, the major exchanges in the U.S., qualified securities under the Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange, securities listed on the Singapore Exchange, the Toronto Stock Exchange and Bursa Malaysia.

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

As of December 31, 2021, 2022 and 2023, the number of our margin financing clients was 137,421, 139,366 and 144,980, respectively, with balance of margin financing amounted to HK$29.1 billion, HK$24.7 billion and HK$30.6 billion (US$3.9 billion), respectively.

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

As of December 31, 2021, 2022 and 2023, our margin financing and securities lending balance was HK$30.3 billion, HK$26.6 billion and HK$33.1 billion (US$4.2 billion), respectively.

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

Wealth Management Product Distribution Services

We offer online wealth management product distribution services under Money Plus brand through our Futubull and moomoo platforms, which provide our clients with access to mutual funds, private funds, bonds, structured products and other wealth management products, catering to their different investment targets and risk preferences. Our income generated from wealth management product distribution services is categorized as other income in our financial statements.

●	Mutual Funds. We selectively work with established fund houses to distribute their fund products, including money market, fixed income, equity, balanced and commodity fund products. In addition, our clients can opt to automatically invest idle cash in their accounts to money market funds to earn interest, which can be redeemed upon trading. Our clients can also choose to rebalance their fund allocation manually or automatically according to portfolio changes made by selected portfolio managers. We currently charge zero subscription fees from our clients, and share management fees based on negotiated commercial terms with the fund houses that provide mutual fund products, generally on a non-exclusive basis, such agreement being effective for an indefinite period.
●	Private Funds. In June 2020, we began to offer private funds on Futubull, covering strategies such as equity long/short, credits, private equity, and real estate, to professional investors only. In 2023, we began to offer private funds on moomoo to accredited investors in Singapore as well. Clients can view private funds information and make purchases on Futubull and moomoo. Usually, subscription or redemption of private fund products can be made on a periodical basis. Clients can register an order on the platform, which records the order information but does not immediately make the subscription or redemption of the fund products. The subscription or redemption only happens after the deadline for the subscription or redemption of the private fund products has passed. We collect client orders and submit them to the corresponding fund houses after the deadline of the subscription or redemption of the private fund products. After the fund houses confirm the subscription or redemption orders, for the subscription orders, we will confirm the shares of funds to the clients, and for the redemption orders, we will confirm the net asset value and transfer the amount to the clients’ accounts after receiving the proceeds from the fund houses. We charge a subscription fee on the private funds in most cases, which will be deducted from clients’ accounts. Along with the subscription payment, we share management fees and, in some cases, incentive fees with the fund houses.

●	Structured products. In June 2022, we started to offer structured products on Futubull. As of December 31, 2023, we offer a variety of structured notes including Decu, Sharkfin, Snowball and FCN notes to professional investors. These types of notes usually have certain fundraising period when clients can subscribe for the notes, and we will aggregate and place the orders to the issuers after the fundraising period. Also, clients can customize the notes in terms of structures, knock-out barriers, coupons and all other variables.
●	Bond Trading. We launched our bond trading services on Futubull and moomoo for fixed income securities in September 2020 and February 2023, respectively. For bond trading, we charge the individual paying clients a fixed commission rate based on the trading volume, a platform service fee per transaction and an annualized fee on settlement as custodian. We do not charge bond issuers any fees.
●	Cash Sweep. We started to offer cash sweep services to Moomoo Financial Inc. clients in November 2021 per their consent. Cash sweep services automatically deposit a client’s idle U.S. dollar cash into interest-earning bank accounts maintained by us every working day. This service allows clients to earn interest income on their idle cash, while such cash remains available for trading as the cash deposited in the bank (“swept cash”) can be redeemed upon trading. When clients’ idle cash (including swept cash) is greater in amount than the swept cash, the difference will be transferred from the securities account to the bank, and when the idle cash is smaller in amount than the swept cash, the difference will be automatically withdrawn from the bank to the securities account. In terms of fund flow, we open corporate accounts with banks to deposit clients’ idle cash at floating or fixed interest rates. We provide our cash sweep clients with interest income at certain interest rates, and the difference between interest income earned on our corporate accounts opened with banks and the clients’ interest income we pay to them at pre-agreed interest rates after deducting service fees becomes our income.

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

As of December 31, 2021, 2022 and 2023, 139,178, 278,454 and 416,229 clients held our wealth management products respectively, with client asset balance totaling HK$18.8 billion, HK$31.6 billion and HK$57.6 billion (US$7.4 billion) respectively during the same periods. As of December 31, 2023, we had established partnerships with 82 reputable asset management companies, and offered 169 fund products to clients on Futubull and 135 fund products on moomoo to clients in Singapore.

Market Data and Information Services

We further enhance the investing experience with market data and information services such as news and powerful analytical tools, providing clients with a data-rich foundation to simplify the investment decision-making process.

Market Data

We provide real-time stock quotes across equity markets in Hong Kong, Mainland China, the United States, Singapore, Australia, Japan, Canada and Malaysia. Our Hong Kong Level II stock quotes are free for all Mainland China-based clients, and for a monthly fee for clients based elsewhere. We began to provide free Hong Kong Level I stock quotes for all clients based outside of Mainland China in 2023. We also offer a variety of advanced stock quote services to our clients, for which we charge a monthly fee.

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

As of December 31, 2023, over 1,700 enterprises, including public and private companies, fund houses, exchanges, KOLs, and media and research institutions, held accounts in our user community. During 2023, on average, we had an aggregate of approximately 124,000 UGCs (user-generated content) generated on NiuNiu/Moo Community each trading day, which included a multitude of posts, comments and other interactive reactions to social media content. We continuously find ways to enhance the quality of content within our ecosystem.

Corporate Services

We provide value-added corporate services which primarily include IPO distribution, investor relations and marketing and ESOP solution services. We also provide trust services to corporate clients. As of December 31, 2023, we had 414 IPO distribution and investor relations clients as well as 709 ESOP solutions clients. We have become a long-term partner of many leading new economy companies in China.

IPO Distribution

We have acted as the underwriter on 117 Hong Kong IPOs and 13 U.S. IPOs during 2021, 2022 and 2023, including a number of landmark IPOs, such as those of 4Paradigm and J&T Express. As of December 31, 2023, we had participated in 12 IPOs on the Hong Kong Stock Exchange with WVR structure, which is usually an indicator of a new economy company, and generated over HK$10 billion of subscription amount each for 30 Hong Kong IPOs. The year of 2023 marked our second consecutive year of being the underwriter with the highest number of Hong Kong IPOs.

Set out below is a breakdown of our IPO distribution activity as an underwriter during the period presented:

	For the year ended December 31,
	2021	2022	2023
Number of IPO transactions	52	42	37

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

In addition, we also provide retail marketing services for Hong Kong and U.S. IPO clients after commencement of Hong Kong and U.S. public offerings through push notifications and deal information display on our platform.

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

ESOP solution has emerged as a signature corporate service of ours. As of December 31, 2023, we had 709 ESOP solutions clients.

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

Stock-pledged Loan Services

One of our subsidiaries in Hong Kong, Futu Lending Limited, also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business. We provide limited stock-pledged loan services to our selected clients on a case-by-case basis.

Risk Management

We have established a comprehensive and robust technology-driven risk management system to manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management committee formulates key risk management policies and procedures and consists of a compliance officer with over 20 years of experience in the auditing, compliance and regulatory profession, a certified accounting officer with the Hong Kong Institute of Certified Public Accountants with over ten years of experience in the financial industry, a risk officer who has over 15 years of experience in risk management businesses, and three officers seasoned in the brokerage industry. Our risk management committee empowers our risk management team, consisting of six employees having relevant experience between ten to 24 years, to execute these policies and procedures.

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

As part of our risk management practice, we operate a strict due diligence of client information during the “know-your-client” process. Our account opening procedures are designed to ensure that our clients’ account opening information is accurate, sufficient and in compliance with applicable regulations and our internal control policies. For Hong Kong-based clients who apply to open trading accounts with us online on Futubull, in addition to submitting personal identity information and documents, we require each prospective client to link his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions with the trading account to be opened with us and transfer no less than HK$10,000 or US$1,500. For offline account opening application, our verification staff will meet the prospective clients in person and interview them to verify the information submitted. On moomoo, all prospective clients can apply to open trading accounts with us online after submitting personal identity information and documents. As part of the customer due diligence and “know-your-client” process, the customer will also be screened against databases provided by third-party vendors.

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

Wealth Management Product Distribution Risk Management

We perform due diligence on all investment products and assign risk ratings for each mutual fund, private fund and bond we offer. For clients on Futubull, we also perform client suitability assessment where each client is required to fill in a suitability questionnaire to determine his or her risk profile. A client can only purchase wealth management products with risk ratings that match his or her risk profile. Only professional investors can access private funds through our platform. We are not subject to any liability towards our paying clients in the event of default or misrepresentation of any of these wealth management products offered by external parties.

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

Our clients are defined as users with one or more trading accounts with us, and our paying clients are defined as our clients who have assets in their trading accounts with us. As of December 31, 2023, the average age of our paying clients was 38, which is also representative of the demographics of our user base. As of December 31, 2023, each of our paying clients had on average around HK$284,000 of assets in their trading accounts with us. During 2021, 2022 and 2023, we retained on average above 98% of our paying client base on a quarterly basis.

The table below sets forth the growth of our platform in terms of users, clients and client assets during the period presented:

	As of/For the month ended
	December 31,
	2021	2022	2023
Users(1)	17,374,296	19,580,960	21,643,536
MAUs(1)	2,219,274	1,862,907	1,963,842
Average DAUs(1)	985,630	859,540	915,623
Clients(2)	2,751,239	3,232,339	3,561,966
Paying clients(2)	1,244,222	1,486,980	1,710,106
Total client asset balance(2) (HK$billion)	407.8	417.5	485.6
Average paying client asset balance(2) (HK$)	327,758	280,751	283,934

Note:

(1)

For each relevant period prior to January 1, 2021, figures are only inclusive of those under Futubull, due to insignificant figures recorded under moomoo. For each subsequent period since January 1, 2021, figures are inclusive of those under Futubull and moomoo.

(2)

For each relevant period prior to January 1, 2021, figures are only inclusive of those under Futu Securities, due to insignificant figures recorded under Moomoo Financial Inc. For each subsequent period since January 1, 2021, figures are inclusive of those under Futu Securities, Moomoo Financial Inc., Moomoo Financial Singapore, Futu Australia, Moomoo Securities Japan and Moomoo Financial Canada, as applicable.

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

Sales and Marketing

Word-of-mouth referrals

We grow our client base through word-of-mouth referral, thanks to our premier user experience alongside diversified financial products and services we offer and high client loyalty. As a result of our high brand awareness, we benefited from significant organic traffic.

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

Our continued efforts in marketing fueled our paying clients and revenue growth across markets, and have become increasingly indispensable during our international expansion. We grew our marketing team from 138 in 2021, to 230 in 2022, and further to 340 in 2023. In 2021, 2022 and 2023, we recorded selling and marketing expenses of HK$1,392.1 million, HK$895.8 million and HK$710.3 million (US$90.9 million), respectively.

Our Technology

We have developed a proprietary and automated technology infrastructure encompassing every aspect of our business operation, from account opening, fund transfer, trading and investment to risk management. The purpose-built nature of our technology enables our platform to be adaptable and we can react quickly to industry and regulatory changes in a highly scalable way.

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

Agile Research and Development Capability

Through the construction and continual optimization of research and development tools and components, we have achieved a high level of research and development efficiency, while ensuring service quality and system stability. To further improve research and development efficiency, we built our activity configuration system with configurable template abstraction for various routine operational activities. The average launch cycle and necessary manpower for such activities have been effectively reduced.

Our research and development teams are primarily organized into six areas, including finance business, internet business, institution and enterprise services, collaborative R&D, big data and growth as well as engineering technology. Our core research and development team consists of experienced engineers and technology experts with extensive experience in structure design supporting massive transactions, and the majority of them have professional working experience with leading internet and technology platforms in China. Further, we are progressively building product and IT teams across diverse regional markets. Most of our research and development personnel are based in Shenzhen, China. See “—Data Security and Privacy” below for further information.

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

Aside from maintaining regular self-inspection to ensure compliance, we have also engaged external law firms and professional cybersecurity teams to conduct regular cybersecurity studies, examinations and inspections so as to optimize our systems and boost our risk prevention capabilities. While we are subject to similar data and privacy protection requirements in other markets in which we operate, we have been closely monitoring the latest regulatory developments and optimizing our compliance practices. We continuously and actively communicate with regulators, strengthen internal training to enhance employees’ awareness on personal information protection, and hone our capabilities of safeguarding personal information. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”

Intellectual Property

Intellectual property is fundamental to our success and competitiveness. We currently hold a collection of intellectual property rights relating to certain aspects of our business operation. As of December 31, 2023, we owned over 100 registered copyrights in China. We also maintained trademark registrations worldwide, including over 500 in Mainland China, over 180 in Hong Kong, 80 in the United States, 100 in Singapore, 90 in Japan, 50 in Australia, nine in Canada and over 800 in other countries and regions. As of December 31, 2023, we had over 200 patents granted in China, and over 30 patents in other countries and regions. As of December 31, 2023, we had registered over 400 domain names.

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

Competition

The market for online securities brokerage services is emerging and rapidly evolving. We position ourselves as an online retail securities broker based in Hong Kong with an expanded international footprint in Singapore, the United States, Australia, Japan, Canada and Malaysia, as well as strong background and abundant resources in the PRC. We currently compete with two types of competitors in these markets, including (i) pure-play online securities brokerage companies; (ii) traditional securities brokerage companies, featuring a combination of online and offline channels, and securities brokerage business units within commercial banks.

We compete primarily on the basis of:

●	client base and user engagement;
●	financial services licenses;
●	technology infrastructure;
●	marketing resources and research and development capabilities;
●	security and credibility of the platform;
●	brand recognition and reputation;
●	operational compliance with applicable regulatory requirements; and
●	operating leverage.

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

We actively contribute to the charitable causes in the community. Over the years, we have participated in the “Trailwalker” fundraising event organized by Oxfam, the contributions of which are used to alleviate global poverty and provide disaster relief. We encourage our employees to participate in this hiking event while also raising awareness on inequality and fostering a mindset of social responsibility. In 2023, we sponsored the “Trailwalker” event held in Hong Kong with a donation of HK$1 million. Our founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li, together with our employees, participated the “Trailwalker” event, demonstrating our commitment to enhancing organizational cohesion and resilience.

We have always strived to bring positive benefits to the environment and wider society as a whole. Our Hong Kong subsidiary, Futu Securities, regularly participates in voluntary shoreline cleanup operations in Hong Kong. The operations aim to support the community and respond to the problem of marine debris with actions to create a cleaner coast, which are in line with our continuous commitment to sustainability and innovation. We are committed to achieving a sustainable business through an integral sustainability orientation in the value chain. We procure products and services preferably from suppliers that have minimum environmental footprint, striving to promote sustainable development along with our suppliers to reduce energy consumption and waste generation. We implement a qualified supplier evaluation mechanism and evaluate suppliers regarding their compliance with relevant social responsibility standards, including labor rights, environmental protection, anti-corruption and anti-bribery standards and policies.

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

Employee development

As a “people’s first” company, our employees are an integral part of our business, and we seek to identify and develop talents through the following methods:

●	Comprehensive training. We provide our employees with a variety of training, and support their personal development. In 2023, we have scheduled training sessions over many different topics, allowing our employees to broaden their knowledge in different areas. As of date of this annual report, over 97% of our employees attended the training sessions.
●	Leadership courses. We also provide our employees with leadership training based on their different career development stages, ranging from reserve deputy team leader to director level and above training. We also provide a series of management and leadership courses every quarter for management at all levels. In 2023, our employees collectively spent over 2,300 hours on online and offline management training, the accumulated attendance of which reached over 650.
●	Graduate training. To assist newly hired employees in integrating into their roles, transitioning from campus recruitment, and fostering a culture of continuous learning and collaborative growth, we established a mentorship system in 2019. Each new employee is assigned a mentor, and periodic mentor training sessions are conducted to empower these mentors. In July 2023, we also provided a full-time training program to fresh graduates over a week, to help them gain workplace skills, accumulate industry knowledge and quickly integrate into the working environment.
●	Personal qualifications. We also encourage and sponsor our employees to further their education and obtain additional qualifications, including professional and recognized qualifications within the financial industry.

Health, safety and wellbeing

It is our priority to protect the physical and mental health, safety and wellbeing of our employees, and we have implemented various internal policies and measures accordingly, including:

●	Healthy work-life balance. Together with our comprehensive benefits package, we encourage our employees to pursue a healthy work-life balance. We provide fitness facilities and regularly organize social and team-bonding activities to ensure a positive and cohesive work environment for all. We also provide maternity leave for employees during the breastfeeding period, and set up a dedicated nursing room in the office.
●	Anti-discrimination. We have strict policies on equal employment opportunities, prohibiting any form of discrimination based on race, color, belief, religion, gender, sexual orientation, among others.
●	Anti-sexual harassment. We have a zero-tolerance policy on sexual harassment within and outside the workplace, and we treat any complaints we receive seriously and in strict confidence. We have established effective reporting channels, such as via email and corporate social messaging accounts, and will retain written evidence in relation to all complaints to be handled by our relevant departments. We will also review our decisions, should the relevant person(s) disagree with the results of our internal investigations.

Proper business practices

We have implemented internal control policies in relation to our business operations, including anti-corruption and compliance, anti-money laundering, anti-bribery, fraud, business conduct and ethics. In 2023, the participation rate of our employees attending trainings on the compliance, internal control and information security topics is approximately 95%.

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

Ongoing Regulatory Actions

We are subject to various regulatory requirements, including those specified in laws, regulations and guidelines issued by the competent regulatory authorities in regions where we operate.

Futu Securities is a licensed corporation under the SFO and may be subject to HK SFC inquiries and investigations from time to time. As of the date of this annual report, Futu Securities was involved in inquiries and ongoing investigations initiated by the HK SFC concerning matters, including, among others, online account opening procedures, product due diligence, product risk rating mechanism and information to clients. The HK SFC’s inquiries and investigations remain ongoing and are subject to statutory secrecy under Section 378 of the SFO. Therefore, no additional details about them can be disclosed unless otherwise consented by the HK SFC.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

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

In addition, we acquired public liability insurance that covers our Singapore offices. We provide health insurance, medical insurance and work-injury compensation insurance for our Singapore-based and U.S.-based employees, respectively. Our Japanese subsidiary provides social security insurance for our Japan-based employees. Our Australian subsidiary provides professional indemnity insurance, WorkCover insurance and public liability insurance to our Australia-based employees. In Mainland China, in addition to full-time employees, we also provide accidental insurance coverage for interns. Further, for employees traveling abroad on business, we purchase international travel insurance.

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

(3)

The Type 13 regulated activity will be introduced to Schedule 5 to the SFO pursuant to the Securities and Futures Ordinance (Amendment of Schedule 5) Notice 2023, which was gazetted on March 24, 2023 and will come into operation on October 2, 2024.

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

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

●	maintenance of minimum paid-up share capital and liquid capital, and submission of financial resources returns to the HK SFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (“FRR”);
●	maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);
●	maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);
●	issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);
●	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);
●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);
●	maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);
●	payment of annual fees and submission of annual returns to the HK SFC within one month after each anniversary date of the license;
●	notification to the HK SFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);
●	notification to the HK SFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HK SFC;
●	compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HK SFC;
●	implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification and reporting of suspicious transactions and staff screening, education and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter- Financing of Terrorism (For Licensed Corporations and SFC-licensed Virtual Asset Service Providers) issued by the HK SFC, or the AML/CTF Guideline;
●	compliance with the business conduct requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the Securities and Futures Commission, the Fund Manager Code of Conduct and the Fit and Proper Guidelines;

●	compliance with employee dealings requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts;
●	compliance with the Advertising Guidelines Applicable to Collective Investment Schemes Authorized under the Product Codes, the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the Securities and Futures Commission; and
●	compliance with the requirements in relation to provision of order execution, distribution or advisory services in respect of investment products via online platforms under the Guidelines on Online Distribution and Advisory Platforms issued by the Securities and Futures Commission.

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

Exchange Participantship

The table below sets out a summary of the key requirements for becoming an exchange participant of the relevant exchange:

	Stock Exchange Participant / Stock Options Exchange Participant	Futures Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong	Being a company limited by shares incorporated in Hong Kong
SFC Registration	Being a licensed corporation qualified to carry out Type 1 regulated activity under the SFO	Being a licensed corporation qualified to carry out Type 2 regulated activity under the SFO
Trading Right	Holding a Stock Exchange Trading Right	Holding a Futures Exchange Trading Right
Financial Standing	Having good financial standing and integrity	Having good financial standing and integrity
Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR and other applicable rules	Complying with the minimum capital requirement, liquid capital requirement, other financial resources requirements as specified by the FRR and other applicable rules

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

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the AML/CTF Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities of Licensed Corporations and SFC-licensed Virtual Asset Service Providers.

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

Over the years, the Companies Registry of Hong Kong has introduced more stringent licensing conditions on all money lenders licenses, with an aim to facilitate effective enforcement of the statutory ban on separate fee charging by money lenders and their connected parties, ensure better protection of privacy of intending borrowers, enhance transparency and disclosure, promote the importance of prudent borrowing, address increasing public concern about over-indebtedness and ensure better regulation of money lending-related practices. For example, one of the additional licensing conditions is that all money lenders should include a warning statement in their advertisements in relation to their money lending business, namely “Warning: You have to repay your loans. Don’t pay any intermediaries.”

Additional licensing conditions came into effect on December 1, 2016, October 11, 2018 and March 16, 2021. The Companies Registry of Hong Kong also published the Guidelines on Licensing Conditions of Money Lenders License to provide guidance for money lenders licenses on the requirements of the licensing conditions. One of the additional licensing conditions is that a money lender shall comply with the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Licensed Money Lenders, which is similar to the AML/CTF Guideline.

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

Regulations on Employment and Social Welfare

Regulations on Employment in Hong Kong

The principle legislations that govern employment matters in Hong Kong include: (i) the Employment Ordinance (Chapter 57 Laws of Hong Kong); (ii) Minimum Wage Ordinance (Chapter 608 Laws of Hong Kong); (iii) Occupational Retirement Schemes Ordinance (Chapter 426 Laws of Hong Kong); (iv) Mandatory Provident Fund Schemes Ordinance (Chapter 485 Laws of Hong Kong); (v) Employees’ Compensation Ordinance (Chapter 282 Laws of Hong Kong); and (vi) Occupational Safety and Health Ordinance (Chapter 509 Laws of Hong Kong).

According to the legislations above, although there is no specific requirement that employment contracts must be in written form, an employer is required to provide particulars of the terms of employment to the employee upon request. Wages should not be lower than the statutory minimum wage and shall be paid to the employees within seven days from the end of the relevant wage period. Employers also required to take out sufficient employees compensation insurance in respect of their liability to compensate employees for any injury or accident arising out of and in the course of employment. In addition, all employers are required to provide a safe and healthy work environment to all employees and put in place appropriate measures in the workplace. Violations of the relevant legislation may result in the imposition of fines or imprisonments and also claims from the employees.

Regulations on Social Welfare in Hong Kong

Employers in Hong Kong are required by Hong Kong laws to enroll all eligible employees to their mandatory provident fund (“MPF”) scheme. Both the employer and the employee are each required to contribute an amount equal to at least 5% of an employee’s salary (subject to a statutory cap at HK$1,500) per month to a retirement scheme that is registered as a MPF scheme. Some employers in Hong Kong may provide occupational retirement scheme as an alternative or additional benefit through occupational retirement scheme. Failure to maintain a retirement scheme, enroll eligible employees to its retirement scheme, or make the required contributions would be a criminal offence. Employers who are in breach may be subject to fine or imprisonment.

Overview of the Laws and Regulations Relating to Our Business and Operations in China

This section sets forth a summary of the most significant laws, regulations and rules that affect our operations in the PRC or the rights of our shareholders to receive dividends and other distributions from us.

Regulations on Corporate Governance

On December 29, 2023, the SCNPC promulgated the amended PRC Company Law, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent government authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment within ninety days so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027 in accordance with laws.

With respect to the board of directors and the board of supervisors, the amended PRC Company Law eliminates the upper limit on the number of the directors of a limited liability company, and stipulates that a limited liability company with more than 300 employees shall have an employee representative in its board of directors, unless this company has set up a board of supervisors with employee representative(s) as the member(s). In addition, after the effective date of the amended PRC Company Law, limited liability companies, joint stock limited companies with small scale or a small number of shareholders and wholly state-owned companies may set up an audit committee to replace the functions and powers of the board of supervisors, and such companies may not set the board of supervisors or any supervisor.

With respect to the transfer of equity interest of a limited liability company, the amended PRC Company law stipulates that the shareholders of a limited liability company may transfer the equity interest without the consent of other shareholders, provided that such shareholder shall notify other shareholders in writing with respect to transfer of such equity interest. Other shareholders will be regarded as giving up the right of first refusal if they fail to reply within 30 days after receiving the written notice. If a shareholder transfers the equity interest held by it, it shall notify the company in writing to request the company (i) to change the register of shareholders and (ii) to register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations on Securities Business

Regulations on the Engagement of Securities Business within the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the SCNPC promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council. Offering and trading of securities outside China which disrupt the domestic market order of China and harm the legitimate rights and interests of domestic, China-based investors shall be dealt with pursuant to the relevant provisions of the Securities Law of the PRC. However, there are no further explanations or detailed rules and regulations with respect to the implementation of these rules.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.

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

In addition, pursuant to the SAFE Officials Interview on Improving the Management of Declarations of Individual Foreign Exchange Information on December 31, 2016, PRC nationals can only engage in offshore investments under capital items only via methods such as Qualified Domestic Institutional Investors, otherwise PRC nationals can only purchase foreign currency for the purpose of external payments within the scope of current items, including private travel, overseas study, business trips, family visits, overseas medical treatment, trade in goods, purchase of non-investment insurance and consulting services. Furthermore, in 2016, CSRC published a response letter to investors on its website to remind domestic, China-based investors that any offshore investments conducted by ways which are not explicitly specified under applicable PRC Laws, may not be adequately protected by the PRC Laws.

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

The Implementing Measures of the Shanghai Stock Exchange for the Shanghai-Hong Kong Stock Connect Program and the latest version of the Implementing Measures of the Shenzhen Stock Exchange for the Shenzhen-Hong Kong Stock Connect Program, together the Implementing Measures, last amended by the Shanghai Stock Exchange and the Shenzhen Stock Exchange on March 3, 2023 respectively, further clarified that the Mainland Investors shall include individuals that possess China ID documents and corporate or unincorporated entities which are registered in the China, however PRC citizens that hold overseas permanent residence permits shall not be included.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which took effect on the same day. The Provisions is aimed at protecting data security, personal information rights and interests, and promoting the orderly and free flow of data in accordance with the law. In case of any discrepancy between the Provisions and the relevant rules such as the Measures on Security Assessment of Cross-border Data Transfer promulgated on July 7, 2022 and the Measures on Standard Contracts for Cross-border Provision of Personal Information promulgated on February 22, 2023, the Provisions shall prevail.

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

The SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law on August 20, 2021, which integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Therefore, our PRC operating entities and our overseas subsidiary that directly collects personal data of PRC-based clients are subject to relevant personal information protection laws of the PRC. The Personal Information Protection Law entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the PRC due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities.

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign—Invested Enterprises. According to SAFE Circular 19, foreign-invested enterprises are allowed, within the scope of business, to settle their foreign exchange capital in their capital accounts, for which the relevant foreign exchange bureau has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the accounts), on a discretionary basis according to the actual needs of their business operation. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which became effective in June 2016 and was amended on December 24, 2023. SAFE Circular 19 and SAFE Circular 16 prohibit foreign-invested enterprises from using Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which was amended on December 4, 2023. SAFE Circular 28 expressly allows non-investing foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments provided that the investments are bona fide investments and comply with the foreign investment-related laws and regulations.

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

On March 20, 2019, the Ministry of Finance, the STA, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, which became effective on April 1, 2019. Pursuant to this announcement, the general applicable VAT rates are simplified as 13%, 9%, 6%, and 0%.

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

On January 22. 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertaking (2024 Revision). These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the previous threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the  previous threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

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

Overview of the Laws and Regulations Relating to Our Business and Operations in the United States

As SEC-registered broker-dealers, Moomoo Financial Inc. and Futu Clearing Inc. are subject to various laws and regulations that are administered and enforced by both federal and state regulators, as well as self-regulatory organizations in the United States. This overview summarizes certain material aspects of those laws and regulations as they pertain to Moomoo Financial Inc. and Futu Clearing Inc.

Licensing

Broker-dealers operating in the United States are, with limited exceptions, required to register with the SEC. Registration with the SEC is conditioned upon the broker-dealer becoming a member in good standing with FINRA. There are not separate categories of broker-dealer registration with the SEC. However, a broker-dealer’s membership agreement with FINRA will specify the nature and scope of the business which may be conducted by the broker-dealer. Any material changes in the broker-dealer’s business and certain changes of control must be approved by FINRA. Moomoo Financial Inc. is currently authorized to conduct business as an introducing broker, engaging in transactions in equity securities, mutual funds and options. It is also authorized to act as an underwriter or selling group participant in offerings of corporate securities other than mutual funds. Futu Clearing Inc. is currently authorized to conduct business as a clearing broker in equity securities and options and to arrange transactions in listed and over-the-counter securities.

In addition to SEC registration and FINRA membership, broker-dealers in the United States are required to register with certain states, based upon the location of their business facilities and the nature of their operations in any particular state.

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

Net Capital and Customer Protection

Broker-dealers in the United States are required to maintain minimum net capital in accordance with  Rule 15c3-1 of the Exchange Act of 1934. The primary purpose of this requirement is to protect customers and creditors of registered broker-dealers from monetary losses in the event the broker-dealer fails. The computation of net capital is intended to determine the broker-dealer’s liquidity and requires various adjustments to GAAP net worth. The amount of required net capital varies based upon the nature and scope of the broker-dealer’s business. Clearing brokers that carry customer accounts typically have substantially higher net capital requirements than introducing brokers. Broker-dealers that fall out of compliance with the net capital requirements must immediately correct the shortfall or suspend doing business until they are again in compliance with the requirements.

Pursuant to Rule 15c3-3 of the Exchange Act of 1934, the SEC’s customer protection rule, broker-dealers who have custody of client assets are required to establish a segregated bank account for the exclusive benefit of its customers. The rule also requires broker-dealers to obtain possession or control of securities carried by the broker-dealer for the account of clients, places limitations on the ability of a broker-dealer to access client funds or securities for use in the broker-dealer’s business and delineates the requirements for directing free credit balances in a customer account to a bank pursuant to a sweep program. Rule 15c3-3 also delineates requirements for broker-dealers who want to lend fully paid or excess margin securities held in a customer’s account.

Margin Lending

Margin lending by broker-dealers is subject to the margin rules adopted by the Federal Reserve Board (“Regulation T”) and certain FINRA rules. Futu customers in the U.S. generally trade through margin accounts. Regulation T provides that broker-dealers may only extend credit for the purchase of “margin securities”; generally securities traded on a registered stock exchange. The initial extension of credit may not exceed 50% of the value of the securities to be purchased. Regulation T requires broker-dealers to impose trading restrictions on accounts that fail to make timely payment for securities.

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

Disclosures to Clients

All broker-dealers that provide any brokerage services to retail customers must provide the customers with certain disclosures on Form CRS. Disclosures in the Form CRS include the nature of the services offered by the broker-dealer, the standard of care associated with those services, fees and charges, conflicts of interest and whether or not any of the broker-dealer’s personnel have been subjected to disciplinary proceedings. The Form CRS must also be filed with the SEC and made available on the broker-dealer’s website.

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

Sales Practices

SEC and FINRA rules prohibit the use of false, deceptive and misleading sales practices. The SEC and FINRA recently conducted an industry-wide review to determine if certain digital engagement practices used by broker-dealers improperly incentivize customers to undertake excessive or risky trading. On July 26, 2023, the SEC proposed Exchange Act Rule 15(1)-2 which, if adopted, would require, a broker-dealer that uses “covered technology” in connection with engaging or communicating with an investor, to evaluate conflicts of interest and eliminate or neutralize them. As of the date of this annual report, we are assessing the potential effects to Moomoo Financial Inc.’s sales practices, in the event the rule is adopted.

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

Records and Reporting

SEC-registered broker-dealers are subject to extensive recordkeeping and reporting requirements. Exchange Act Rule 17a-3 specifies a range of records that must be maintained, including trading and customer account records, financial records and net capital computations, employee records and copies of all advertisements and written communications with customers. In addition, broker-dealers must ensure that all of their email communications relating to the broker-dealer’s business are transmitted using authorized systems and are archived for future access.

All required records must be preserved for various periods of time specified in Exchange Act Rule 17a-4. Generally, records may be preserved electronically, as long as the electronic system satisfies minimum standards to ensure the records are accessible and not subject to alteration. Certain records may be maintained with third party providers, including cloud services, if the third party agrees to make the records available to the SEC and other regulatory authorities upon request.

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

Supervision

All SEC-registered broker-dealers must adopt written supervisory procedures and implement supervisory controls and procedures designed to enable the broker-dealer to monitor and enforce compliance with applicable regulatory requirements. Supervisory procedures should include, among other things, a designated chief compliance officer, internal monitoring and surveillance requirements, communication reviews and reasonable investigations of new hires. The broker-dealer must also prohibit its employees from engaging in outside business activities or from maintaining outside securities accounts unless such activity has been disclosed to and approved by the broker-dealer. Broker-dealers are required to review and approve advertising materials that promote their business, including materials prepared or disseminated by affiliates or third-party contractors. The broker-dealer must also ensure that it implements an appropriate training program for its personnel in compliance with FINRA rules.

Regulatory Oversight

Broker-dealers conducting business in the United States may be examined at any time by officials from the SEC, FINRA or any state in which the broker-dealer is licensed. Following an examination, the regulatory authority will usually issue a written report discussing any identified deficiencies. The broker-dealer is provided an opportunity to respond to the report. While most deficiencies are resolved through mutually agreed corrective actions, more serious violations may be referred for administrative or civil proceedings. Such proceedings may result in the imposition of fines, cease and desist orders, disgorgement orders, the suspension of personnel or lines of business or the revocation of licenses to conduct business. While broker-dealers have the right to contest proceedings brought against them by regulatory authorities, as a practical matter most such proceedings are resolved through a negotiated settlement. The resolution is a public record, unless the sanction is a fine of US $2,500 or less. Under the Exchange Act, a broker-dealer and its principals may be held responsible for misconduct committed by persons under their supervision. It is fairly common in regulatory enforcement proceedings for a broker-dealer and its supervisory personnel to be sanctioned whenever there has been serious misconduct by any of the broker-dealer’s personnel.

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

18.

Where Moomoo Financial Singapore intends to carry on business in dealing in capital markets products in respect of any additional type of capital markets products other than securities, units in a collective investment scheme, exchange-traded derivatives contracts, over-the-counter derivatives contracts, and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading, Moomoo Financial Singapore must seek MAS’ approval to deal in those additional types of capital markets products by lodging a notice in the prescribed form and in the manner specified at http://www.mas.gov.sg. The MAS may require Moomoo Financial Singapore to furnish it with such information or documents as the MAS considers necessary in relation to its request.

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

22.

Moomoo Financial Singapore must carry on business in dealing in capital markets products only in respect of capital markets products that are securities, units in a collective investment scheme, exchange-traded derivatives contracts, over-the-counter derivatives contracts, and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

23.

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

Corporate Income Tax

The prevailing corporate tax rate in Singapore is 17% with effect from Year of Assessment 2010. Accordingly, Moomoo Financial Singapore is subject to Singapore corporate income tax at a rate of 17%.

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9% since January 1, 2024.

Overview of the Laws and Regulations Relating to Our Business and Operations in Australia

AFSL Obligations

Under section 911A(1) of the Corporations Act 2001 in Australia, or the Corporations Act, a person who carries on a financial services business in Australia must generally hold an Australian financial services license, or AFSL, unless a relevant exception applies.

Relevant AFSL Holder

Futu Securities (Australia) Ltd, a fully-owned subsidiary of Futu Holding Limited, holds an AFSL, under which it is authorised to provide various financial services to both retail and wholesale clients in Australia, including but not limited to: provide general financial advice and dealing service on securities, derivatives, foreign exchange contracts, government bonds, deposit products and managed investment schemes (such as mutual funds), and provide custodial or depository services.

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
Futu US Inc. (USA)
Futu Holdings (Asia) Pte. Ltd. (Singapore)
Futu Trustee Limited (Hong Kong)
Moomoo Financial Singapore Pte. Ltd. (Singapore)
Shensi Network Technology (Beijing) Co., Ltd. (China)
Futu Network Technology (Shenzhen) Co., Ltd. (China)
Futu Securities (Australia) Ltd. (Australia)
Futu Canada Limited (Canada)
Moomoo Financial Inc. (USA)
Futu Clearing Inc. (USA)
Moomoo Technologies Inc. (USA)
Moomoo Securities Japan Co., Ltd. (Japan)
85%
Shenzhen Futu Network Technology Co., Ltd. (China)
Hainan Futu Information Services Co., Ltd. (China)
Moomoo Financial Canada Inc. (Canada)
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

(3)

As of December 31, 2023, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang Education Network Technology Co., Ltd. held an Internet Culture Operation License, a Radio and Television Program Production and Operation License, an ICP License and a Publication Operation License.

(4)

Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Hainan Futu Information Services Co., Ltd. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.

(5)

Each of Futu Holdings Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities (Hong Kong) Limited owns 20% of the share capital in Futu Trustee Limited.

(6)

Moomoo Financial Singapore Pte. Ltd. was formerly known as Futu Singapore Pte. Ltd.; Moomoo Financial Inc. was formerly known as Futu Inc.; and Moomoo Technologies Inc. was formerly known as Moomoo Inc.

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

D.    Property, Plant and Equipment

Our corporate headquarters are located in Hong Kong. As of December 31, 2023, we leased 32 properties in China, Hong Kong, the United States, Singapore, Australia, Japan, Malaysia and Canada, with an aggregate gross floor area of over 44,000 square meters. Our leased properties are primarily used for corporate offices, data centers and other facilities. The relevant lease agreements have a term of two to seven and a half years. As of the date of this annual report, we owned one property in California, USA for corporate office purpose. A summary of our leased office premises as of December 31, 2023 is included in the table below:

Location	Size (in square meters)
Hong Kong	4,065
Mainland China	35,823
United States	1,533
Singapore	811
Australia	374
Japan	588
Malaysia	914
Canada	296

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

In addition, our business and results of operations are also affected by factors driving online brokerage demand in all markets we operate, such as the increasing number of affluent middle class residents, the growing number of retail investors having interests and needs in investing securities in global capital markets, the usage and penetration rate of the internet and mobile internet, the changing investor preferences with respect to trading and investment platforms and the competitive landscape, governmental policies and regulatory environment. Unfavorable changes in any of these general factors could negatively affect demand for our services and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Brand awareness and market position

We are a market leader and a go-to brand for retail securities trading in several markets where we operate. Our ability to strengthen our brand recognition and maintain our current market position is crucial for us to build and maintain relationships with our users and business partners and revenue growth. We have proven to be a trustworthy and reliable platform for our clients, which enabled us to achieve consistent and high growth in key aspects of our operation, and in turn further solidified our leadership. In order to strengthen our brand recognition and maintain market leadership, we strive to increase the engagement and loyalty of our clients and enhance the competitiveness and attractiveness of our platform by offering superior investing experience, insightful market intelligence and social connectivity. The number of our paying clients increased from 1,244,222 as of December 31, 2021 to 1,486,980 as of December 31, 2022, and further to 1,710,106 as of December 31, 2023. Our total client asset balance increased from HK$407.8 billion as of December 31, 2021 to HK$417.5 billion as of December 31, 2022, and further to HK$485.6 million (US$62.2 million) as of December 31, 2023. We will continue to promote our brand name among our target client groups and enhance our appeal across different demographics.

Trading activities of our client and commission rate

Growth in the trading volume on our platform is the key driver of our revenue growth, which is in turn driven by total client asset balance and turnover of trading volume over client assets. The change of the trading volume was primarily driven by market sentiment and our total client asset balance, the latter of which significantly impacted our brokerage commission and handling charge income and interest income during the past few years. Our total client asset balance is affected by a number of factors, including, primarily, the number of our paying clients and to a lesser extent, the level of per capita disposable income as well as the engagement and loyalty of our clients. The trading volume on our platform declined year-over-year in 2023 compared to 2022, primarily due to weak performance of global capital market and declining investor sentiment. We plan to continue to grow our business organically by attracting new clients, retaining existing clients and increasing our total client asset balance, and to introduce new products and services on our platform and provide high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs. In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge. During the past three years, we offered competitive commission rates to drive our growth and profitability.

Margin financing and securities lending balance and interest spread

To provide our investors with comprehensive investment services, we offer margin financing and securities lending services on our platform. Since then, our margin financing and securities lending business has benefited from our growing client base, increasingly attractive products and broader financing partners network. The margin financing and securities lending balance is affected by factors including client asset balance, expansion of international markets and our ability to continue to secure funding and securities from third parties.

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

Our great success in the Hong Kong market laid a solid foundation for our international expansion into various markets. We launched moomoo, the international version of Futubull, in the United States, Singapore and Australia as our first steps. Further, our platform is fully-licensed to conduct securities brokerage, wealth management product distribution and other financial services across various markets. As of the date of this annual report, we held licenses, registrations and memberships across Hong Kong, Singapore, the United States, Australia, Japan, Canada, Europe and Malaysia.

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

Ability to effectively manage credit risk

As we continue to grow the margin financing, securities lending, IPO loans, and stock-pledged loan businesses, our ability to manage credit risk is of key importance in our business. Our securities and derivative trades activities are transacted on either a cash or margin basis. In margin transactions, we extend credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. Similarly, securities lending agreements are collateralized by deposits of cash or securities. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. We monitor the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Stock-pledged loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans. We monitor the collateral level of stock-pledged loans in real time and has the right to liquidate the pledged shares once the collateral level drops below the minimum threshold required for loan repayment. Despite these measures, in the case of market downturn or decline in the prices of the pledged securities, certain clients may inevitably encounter a greater risk of default. Our ability to effectively manage the quality of collateral and to collect loans and advances when due is critical to our business, prospects and financial conditions.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our online brokerage and margin financing services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues:
Brokerage commission and handling charge income	3,913,027	55.0	4,007,642	52.6	3,944,779	505,035	39.4
Interest income	2,518,198	35.4	3,214,327	42.2	5,536,422	708,807	55.3
Other income	684,095	9.6	392,058	5.2	527,217	67,498	5.3
Total revenues	7,115,320	100.0	7,614,027	100.0	10,008,418	1,281,340	100.0

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

Interest income

We earn interest income primarily from margin financing and securities lending services, IPO financing, stock-pledged loan, treasury bills and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

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

Costs

The following table sets forth the components of our costs by amounts and percentages of costs for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Costs:
Brokerage commission and handling charge expenses	572,159	47.4	329,789	33.1	249,567	31,951	16.2
Interest expenses	376,902	31.3	292,503	29.4	910,759	116,601	59.3
Processing and servicing costs	257,003	21.3	373,840	37.5	375,904	48,126	24.5
Total costs	1,206,064	100.0	996,132	100.0	1,536,230	196,678	100.0

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

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	805,325	29.5	1,222,077	40.1	1,440,893	184,472	41.6
Selling and marketing expenses	1,392,070	51.1	895,772	29.4	710,348	90,943	20.5
General and administrative expenses	529,048	19.4	931,144	30.5	1,313,464	168,158	37.9
Total operating expenses	2,726,443	100.0	3,048,993	100.0	3,464,705	443,573	100.0

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

Singapore

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In the years ended December 31, 2021, 2022 and 2023, we did not incur any Singapore income tax as there was no estimated assessable profit that was subject to Singapore income tax.

PRC

Generally, our PRC subsidiaries and the Consolidated Affiliated Entities are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Futu Network Technology (Shenzhen) Co., Ltd. and Shenzhen Futu are recognized as “High and New Technology Enterprises” and eligible for a preferential income tax rate of 15% with a valid period of three years until 2025 and 2026, respectively. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the Year Ended December 31,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues
Brokerage commission and handling charge income	3,913,027	55.0	4,007,642	52.6	3,944,779	505,035	39.4
Interest income	2,518,198	35.4	3,214,327	42.2	5,536,422	708,807	55.3
Other income	684,095	9.6	392,058	5.2	527,217	67,498	5.3
Total revenues	7,115,320	100.0	7,614,027	100.0	10,008,418	1,281,340	100.0
Costs
Brokerage commission and handling charge expenses	(572,159)	(8.0)	(329,789)	(4.4)	(249,567)	(31,951)	(2.5)
Interest expenses	(376,902)	(5.3)	(292,503)	(3.8)	(910,759)	(116,601)	(9.0)
Processing and servicing costs	(257,003)	(3.6)	(373,840)	(4.9)	(375,904)	(48,126)	(3.8)
Total costs	(1,206,064)	(16.9)	(996,132)	(13.1)	(1,536,230)	(196,678)	(15.3)
Total gross profit	5,909,256	83.1	6,617,895	86.9	8,472,188	1,084,662	84.7
Operating expenses
Research and development expenses(1)	(805,325)	(11.3)	(1,222,077)	(16.1)	(1,440,893)	(184,472)	(14.4)
Selling and marketing expenses(1)	(1,392,070)	(19.6)	(895,772)	(11.8)	(710,348)	(90,943)	(7.1)
General and administrative expenses(1)	(529,048)	(7.4)	(931,144)	(12.1)	(1,313,464)	(168,158)	(13.1)
Total operating expenses	(2,726,443)	(38.3)	(3,048,993)	(40.0)	(3,464,705)	(443,573)	(34.6)
Others, net (2)	2,478	(0.0)	(210,295)	(2.8)	33,442	4,281	0.3
Income before income tax expense and share of loss from equity method investment	3,185,291	44.8	3,358,607	44.1	5,040,925	645,370	50.4
Income tax expense	(375,081)	(5.3)	(413,962)	(5.5)	(748,479)	(95,825)	(7.5)
Share of loss from equity method investment	—	—	(17,752)	(0.2)	(13,497)	(1,728)	(0.1)
Net income	2,810,210	39.5	2,926,893	38.4	4,278,949	547,817	42.8

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	HK$	HK$	HK$	US$

	(in thousands)
Selling and marketing expenses	9,138	15,204	20,238	2,591
Research and development expenses	75,755	145,226	201,033	25,737
General and administrative expenses	14,020	44,099	69,560	8,906
Total	98,913	204,529	290,831	37,234

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Total revenues were HK$10,008.4 million (US$1,281.3 million) in 2023, an increase of 31.4% from HK$7,614.0 million in 2022.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$3,944.8 million (US$505.0 million) in 2023, a decrease of 1.6% from HK$4,007.6 million in 2022. The decrease was mainly due to lower trading volume, largely offset by higher blended commission rate. The blended commission rate increased from 8.3 bps in 2022 to 9.3 bps in 2023. The decrease in our trading volume from HK$4.9 trillion in 2022 to HK$4.2 trillion (US$0.5 trillion) in 2023 was primarily due to weak market sentiments.

Interest income. Interest income was HK$5,536.4 million (US$708.8 million) in 2023, an increase of 72.2% from HK$3,214.3 million in 2022. The increase in interest income was mainly driven by higher interest income from bank deposits and securities lending business. Interest income derived from bank deposit and securities lending business increased by 138.0% from HK$1,486.1 million in 2022 to HK$3,536.2 million (US$452.7 million) in 2023, which was mainly attributable to the growing market interest rates amid rates hike.

Other income. Other income was HK$527.2 million (US$67.5 million) in 2022, an increase of 34.5% from HK$392.1 million in 2022. The increase was primarily attributable to higher fund distribution service income which was led by an increase of 82.3% of wealth management products held by our clients from HK$31.6 billion as of December 31, 2022 to HK$57.6 billion (US$7.4 billion) as of December 31, 2023.

Costs

Total costs were HK$1,536.2 million in 2023 (US$196.7 million), an increase of 54.2% from HK$996.1 million in 2022.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$249.6 million (US$32.0 million) in 2023, a decrease of 24.3% from HK$329.8 million in 2022. This was attributable to lower trading volume and cost savings from our U.S. self-clearing business.

Interest expenses. Interest expenses were HK$910.8 million (US$116.6 million) in 2023, an increase of 211.4% from HK$292.5 million in 2022. The increase was mainly driven by higher expenses associated with our securities lending business from HK$209.8 million in 2022 to HK$737.8 million (US$94.5 million) in 2023.

Processing and servicing costs. Processing and servicing costs were HK$375.9 million (US$48.1 million) in 2023, an increase of 0.6% from HK$373.8 million in 2022. The increase in our system cost was offset by the cost saving from cloud service fee.

Gross profit

As a result of the foregoing, our total gross profit increased by 28.0% from HK$6,617.9 million in 2022 to HK$8,472.2 million (US$1,084.7 million) in 2023. Gross profit margin declined from 86.9% in 2022 to 84.7% in 2023.

Operating expenses

Total operating expenses were HK$3,464.7 million (US$443.6 million) in 2023, an increase of 13.6% from HK$3,049.0 million in 2022. The increase was primarily due to the increase in research and development expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,440.9 million (US$184.5 million) in 2023, an increase of 17.9% from HK$1,222.1 million in 2022. The increase was primarily due to an increase in research and development headcount to support new product offering.

Selling and marketing expenses. Selling and marketing expenses were HK$710.3 million (US$90.9 million) in 2023, a decrease of 20.7% from HK$895.8 million in 2022. The decrease was mainly due to slower paying client growth and lower customer acquisition costs.

General and administrative expenses. General and administrative expenses were HK$1,313.5 million (US$168.2 million) in 2023, an increase of 41.1% from HK$931.1 million in 2022. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income tax expense

We had income tax expense of HK$748.5 million (US$95.8 million) in 2023, compared to HK$414.0 million in 2022, primarily due to the 50.5% year-over-year increase in our income before income tax expenses.

Net income

As a result of the foregoing, we had net income of HK$4,278.9 million (US$547.8 million) in 2023, compared to HK$2,926.9 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Total revenues were HK$7,614.0 million in 2022, an increase of 7.0% from HK$7,115.3 million in 2021.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$4,007.6 million in 2022, an increase of 2.4% from HK$3,913.0 million in 2021. The increase was mainly due to higher blended commission rate, partially offset by lower trading volume. The blended commission rate increased from 6.4bps in 2021 to 8.3 bps in 2022. The decrease in our trading volume from HK$6,138.9 billion in 2021 to HK$4,850.2 billion in 2022 was primarily due to weak market sentiments.

Interest income. Interest income was HK$3,214.3 million in 2022, an increase of 27.6% from HK$2,518.2 million in 2021. The increase in interest income was mainly driven by higher interest income from bank deposits, partially offset by lower IPO financing interest income and margin financing interest income. Interest income derived from bank deposit increased by 399.7% from HK$197.4 million in 2021 to HK$986.4 million in 2022, which was mainly attributable to the growing market interest rates amid rates hike, partially offset by the decrease in daily average balance of client cash. The decrease of IPO financing interest income was mainly due to the decrease in the number of IPOs during 2022, while the decrease of margin interest income was mainly attributable to the decline in daily average margin financing balance by 9.8% from HK$28.6 billion in 2021 to HK$25.8 billion in 2022.

Other income. Other income was HK$392.1 million in 2022, a decrease of 42.7% from HK$684.1 million in 2021. The decrease was primarily attributable to lower IPO financing service charge income and underwriting fee income amid an inactive IPO market.

Costs

Total costs were HK$996.1 million in 2022, a decrease of 17.4% from HK$1,206.1 million in 2021.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$329.8 million in 2022, a decrease of 42.4% from HK$572.2 million in 2021. Despite a slight year-over-year increase in brokerage commission and handling charge income, brokerage commission and handling charge expenses declined due to cost savings from our U.S. self-clearing business.

Interest expenses. Interest expenses were HK$292.5 million in 2022, a decrease of 22.4% from HK$376.9 million in 2021. The decrease was mainly driven by lower margin financing interest expenses, which decreased by 53.1% from HK$176.2 million in 2021 to HK$82.7 million in 2022, partially offset by the increase in interest expenses associated with our securities lending business from HK$150.7 million in 2021 to HK$209.8 million in 2022.

Processing and servicing costs. Processing and servicing costs were HK$373.8 million in 2022, an increase of 45.4% from HK$257.0 million in 2021. The growth was primarily due to an increase in cloud service fee to support overseas expansion.

Gross profit

As a result of the foregoing, our total gross profit increased by 12.0% from HK$5,909.3 million in 2021 to HK$6,617.9 million in 2022. Gross profit margin increased from 83.0% in 2021 to 86.9% in 2022, primarily attributable to the development of our U.S. self-clearing business this year.

Operating expenses

Total operating expenses were HK$3,049.0 million in 2022, an increase of 11.8% from HK$2,726.4 million in 2021. The increase was primarily due to the increase in research and development expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,222.1 million in 2022, an increase of 51.8% from HK$805.3 million in 2021. The increase was primarily due to higher average salaries for R&D personnel and an increase in research and development headcount.

Selling and marketing expenses. Selling and marketing expenses were HK$895.8 million in 2022, a decrease of 35.7% from HK$1,392.1 million in 2021. The decrease was mainly due to slower paying client growth.

General and administrative expenses. General and administrative expenses were HK$931.1 million in 2022, an increase of 76.0% from HK$529.0 million in 2021. The increase was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees for our proposed listing in Hong Kong.

Income tax expense

We had income tax expense of HK$414.0 million in 2022, compared to HK$375.1 million in 2021, primarily due to the 6.0% year-over-year increase in our income before income tax expense.

Net income

As a result of the foregoing, we had net income of HK$2,926.9 million in 2022, compared to HK$2,810.2 million in 2021.

B.    Liquidity and Capital Resources

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of December 31, 2021, 2022 and 2023, respectively, our cash and cash equivalents were HK$4,555.1 million, HK$5,028.9 million and HK$4,937.5 million (US$632.1 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits with initial terms of less than three months placed with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

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

As of December 31, 2023, our cash and cash equivalents were HK$4,937.5 million (US$632.1 million), out of which HK$391.5 million (US$50.1 million) was held in Renminbi, HK$3,254.3 million (US$416.6 million) was held in U.S. dollars, HK$715.4 million (US$91.6 million) was held in Hong Kong dollars, HK$198.5 million (US$25.4 million) was held in Singapore dollars, HK$13.5 million (US$1.7 million) was held in Australian dollars, HK$270.9 million (US$34.7 million) was held in Japanese Yen, HK$32.4 million (US$4.1 million) was held in Malaysian Ringgit and HK$61.0 million (US$7.9 million) was held in Canadian dollars. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. For surplus funds, we have an internal process to determine how to deploy such funds based on a variety of factors, such as our short-term payment obligations, fund safety, liquidity and profitability. In order to maintain flexibility in anticipation of cash needs, we generally deploy our surplus funds either into short-term bank deposits or to purchase certain available-for-sale financial securities, such as low-risk financial products issued by local commercial banks.

As of December 31, 2023, 6.9% of our cash and cash equivalents were held in China, and 0.3% were held by the Consolidated Affiliated Entities. Although we consolidate the results of the Consolidated Affiliated Entities, we only have access to the assets or earnings of the Consolidated Affiliated Entities through the Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Regulatory Capital Requirements

Our principal broker-dealer subsidiaries, Futu Securities International (Hong Kong) Limited, Moomoo Financial Inc., Futu Clearing Inc. and Moomoo Financial Singapore Pte. Ltd. are subject to capital requirements determined by their respective regulators. Futu Securities International (Hong Kong) Limited, our subsidiary located in Hong Kong, is subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, and Futu Securities International (Hong Kong) Limited is required to maintain minimum paid-up share capital and liquid capital. Moomoo Financial Inc. and Futu Clearing Inc., our subsidiaries located in the United States, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital. Moomoo Financial Singapore Pte. Ltd., our subsidiary located in Singapore, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services License) Regulations, which requires the maintenance of financial resource over its total risk requirement.

The table below summarizes the net capital, the requirement and the excess capital for our principal broker-dealer subsidiaries as of December 31, 2023:

	As of December 31, 2023
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities International (Hong Kong) Limited	9,612,288	1,528,623	8,083,665
Moomoo Financial Inc.	132,522	21,619	110,903
Futu Clearing Inc.	5,198,748	375,692	4,823,056
Moomoo Financial Singapore Pte. Ltd.	1,761,901	258,553	1,503,348

Where the relevant operating subsidiaries do not meet regulatory capital requirements, such subsidiaries may be faced with certain operational restrictions, including cessation of carrying on of business in any or all of the regulated activities permitted under their respective licenses.

As of December 31, 2023, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	HK$	HK$	HK$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/ (used in) operating activities	6,011,971	3,474,931	(6,337,396)	(811,352)
Net cash (used in)/ generated from investing activities	(963,565)	93,859	(2,444,418)	(312,949)
Net cash generated from/(used in) financing activities	10,554,218	(7,009,521)	2,307,957	295,478
Effect of exchange rate changes on cash, cash equivalents and restricted cash	167,130	(135,196)	66,352	8,495
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,769,754	(3,575,927)	(6,407,505)	(820,328)
Cash, cash equivalents and restricted cash at beginning of the year	43,521,758	59,291,512	55,715,585	7,133,055
Cash, cash equivalents and restricted cash at end of the year	59,291,512	55,715,585	49,308,080	6,312,727

Operating activities

Net cash used in operating activities in 2023 was HK$6.3 billion (US$811.4 million), as compared to net income of HK$4.3 billion (US$547.8 million) in the same year. The difference was primarily due to net increase in loans and advances of HK$5.9 billion (US$749.3 million) and net decrease in accounts payable to clients and brokers of HK$4.6 billion (US$590.7 million). The increase in loans and advances was due to the expansion of our margin financing business. The decrease in accounts payable to clients and brokers was mainly attributable to the decline in our clients' cash deposits. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2023 were HK$290.8 million (US$37.2 million) in share-based compensation expenses and HK$110.4 million (US$14.1 million) in amortization of right-of-use assets.

Net cash generated from operating activities in 2022 was HK$3.5 billion, as compared to net income of HK$2.9 billion in the same year. The difference was primarily due to net increases of HK$2.3 billion in accounts payable to clients and brokers and net decrease of HK$2.9 billion in loans and advances, partially offset by net decrease of HK$4.5 billion in securities sold under agreements to repurchase. The increase in accounts payable to clients and brokers was mainly due to the increase of payable from broker relating to our securities lending business and the increase of cash deposits as a result of the expansion of our brokerage business. The decrease of loans and advances was due to the drop of our margin financing balance attributable to less active stock market. The decrease of securities sold under agreements to repurchase was mainly due to the increase of other financing source with cheaper cost. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2022 were HK$204.5 million in share-based compensation expenses and HK$133.1 million in foreign change losses.

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

Investing activities

Net cash used in investing activities in 2023 was HK$2.4 billion (US$312.9 million), primarily due to purchase of short-term investments of HK$4.8 billion (US$608.8 million), partially offset by the proceeds from disposal of short-term investments of HK$2.4 billion (US$309.5 million).

Net cash generated from investing activities in 2022 was HK$93.9 million, primarily due to proceeds from disposal of short-term investments of HK$4.6 billion, partially offset by purchase of short-term investments of HK$4.1 billion, acquisition of long-term investment of HK$235.4 million and acquisition of subsidiaries of HK$109.5 million.

Net cash used in investing activities in 2021 was HK$963.6 million, primarily due to purchase of short-term investments of HK$1,169.7 million and the purchase of property and equipment and intangible assets of HK$70.5 million, partially offset by the maturity of term deposits of HK$300.0 million.

Financing activities

Net cash generated from financing activities in 2023 was HK$2.3 billion (US$295.5 million), primarily attributable to proceeds of HK$79.6 billion (US$10.2 billion) from other borrowings, partially offset by repayment of other borrowings of HK$76.4 billion (US$9.8 billion).

Net cash used in financing activities in 2022 was HK$7.0 billion, primarily attributable to repayment of short-term borrowings of HK$74.7 billion and share repurchases of HK$3.1 billion, partially offset by proceeds of HK$70.8 billion from short-term borrowings.

Net cash generated from financing activities in 2021 was HK$10.6 billion, primarily attributable to proceeds of HK$53.5 billion from short-term borrowings and proceeds of HK$10.9 billion from our follow-on offering, partially offset by repayment of short-term borrowings of HK$52.6 billion.

Short-term Borrowings

	As of December 31,
	2021	2022	2023
	HK$	HK$	HK$	US$

	(in million)
Borrowings from banks(1):	6,357	2,481	5,652	724

Note:

(1)

We have unused borrowing facilities of HK$14,695.1 million, HK$19,989.1 million and HK$17,400.1 million (US$2,227.7 million) from banks as of December 31, 2021, 2022 and 2023,of which nil, nil and HK$586.2 million are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, or HIBOR, CNH HIBOR, etc.

We have entered into short-term borrowings primarily to support our margin financing business in Hong Kong. Our short-term borrowings bear weighted average interest rates of 1.15%, 3.86% and 5.30% as of December 31, 2021, 2022 and 2023, respectively.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2023:

	Payment due by December 31,

	Total	2024	2025	2026	2027

	(HK$ in thousands)
Operating lease commitments(1)	248,114	116,684	104,637	24,745	2,048

Note:

(1)

Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through August 2027.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$70.5 million in 2021, HK$90.5 million in 2022 and HK$77.8 million (US$10.0 million) in 2023. The capital expenditures in 2023 were primarily due to the purchase of computers and equipment. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our securities offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Loans and Advances

Our loans and advances include margin loans, IPO loans extended to clients and other advances, mainly collateralized by securities and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, we require clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced.

Other advances mainly consist of stock-pledged loans to enterprises which mainly are secured by pledged listed shares as collateral.

The following table sets forth our loans and advances as of December 31, 2023:

	As of December 31,
	2022	2023

	(HK$ in thousands)

Margin loans	24,681,724	30,621,456
IPO loans	89,465	—
Other advances(1)	1,969,774	1,971,848
Subtotal	26,740,963	32,593,304
Less: Allowance for credit losses(2)	(27,840)	(45,949)
Total	26,713,123	32,547,355

Notes:

(1)	Stock-pledged loans are included in other advances as of December 31, 2022 and 2023 with a gross amount of HK$1,910.7 million and HK$1,912.6 million (US$244.9 million), respectively.
(2)

The allowance for credit losses was HK$27.8 million and HK$45.9 million (US$5.9 million) as of December 31, 2022 and 2023, of which nil and HK$5,000 thousand relate to stock-pledged loans, respectively.

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

Share Repurchase Program

In November 2021, our board of directors approved a share repurchase program to repurchase up to US$300 million worth of ADSs until December 31, 2022. As of December 31, 2022, we had repurchased US$300 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. In March 2022, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. For additional information on the share repurchases, see “Part II—Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

In March 2024, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

Capital Commitment

Our capital commitments are primarily related to capital contribution obligation for certain investment funds. As of December 31, 2023, total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$72.5 million.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

E.   Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our critical accounting policies.

Allowance for credit losses for the stock-pledged loans

We extend stock-pledged loans to enterprises, and these loans pledged listed shares as collateral. As of December 31, 2022 and 2023, the gross amount of stock-pledged loans was HK$1,910.7 million and HK$1,912.6 million (US$244.9 million), respectively. The allowance for credit losses for the stock-pledged loans was nil and HK$5.0 million (US$0.6 million) as of December 31, 2022 and 2023, respectively.

The estimation of allowance for current expected credit losses for stock-pledged loans are calculated using quantitative models that consider a variety of factors such as the quality of collateral, as well as an economic outlook over the life of the loans. Significant judgment is applied in determining the appropriate probability of default (“PD”) and loss given default (“LGD”), using a variety of factors such as the stock price and price volatility of the collateral. The estimation of PD and LGD further incorporates forward looking information through the use of macroeconomic scenario. In developing the macroeconomic scenario, significant judgment is also applied that take into consideration of a number of forecasted economic variables.

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

Item 6.          Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leaf Hua Li	47	Founder, Chairman of the Board of Directors and Chief Executive Officer
Arthur Yu Chen	48	Chief Financial Officer
Nineway Jie Zhang	49	Director
Shan Lu	49	Director
Vic Haixiang Li	51	Independent Director
Brenda Pui Man Tam	53	Independent Director
Robin Li Xu	41	Senior Vice President

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

Mr. Vic Haixiang Li has served as our independent director since March 2019 and is mainly responsible for providing professional opinion and advice to our board of directors. Mr. Vic Li is the founder and managing partner of VI Ventures, a boutique venture capital fund, and chairman of VI Asset Management. Mr. Vic Li is one of the founders and a former senior executive vice president of Tencent. Mr. Li received his bachelor’s degree in computer software from South China University of Technology in July 1994 and his master’s degree in business administration from China Europe International Business School in September 2017. He was recognized as “China Top CIO” by the CEO and CIO magazine in 2008.

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

B.    Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of HK$36.5 million (US$4.7 million) in cash to our executive officers and directors, and an aggregate of HK$350.0 thousands (US$44.8 thousands) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Amended and Restated 2014 Share Incentive Plan” and “—2019 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

(2)

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

(3)

Award agreement. Awards granted under the 2014 Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

(4)	Eligibility. We may grant awards to, among others, our officers, employees, directors and consultants of our company.
(5)	Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
(6)	Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.
(7)	Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2014 Incentive Plan, such as transfers by will or the laws of descent and distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.
(8)	Termination and amendment of the 2014 Incentive Plan. Unless terminated earlier, the 2014 Incentive Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the plan. No amendment, suspension or termination of the 2014 Incentive Plan or amendment of any outstanding award granted pursuant to the 2014 Incentive Plan may affect, in any manner materially adverse to the participant, any rights or benefits of the participant or the obligation of our company under the applicable awards previously granted pursuant to the 2014 Incentive Plan unless agreed by the participant in writing.

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

As of the Latest Practicable Date, 6,186,058 share options and 26,915,784 restricted share units have been granted and were outstanding under the 2014 Incentive Plan and the 2019 Incentive Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of the Latest Practicable Date, the number of Class A ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Leaf Hua Li	*(1)(2)	—	December 24, 2020	December 23, 2030
Arthur Yu Chen	*(1)	Nominal	November 8, 2018, October 5, 2020, December 16, 2021, December 30, 2022, December 24, 2023	November 7, 2023, October 4, 2030, December 15, 2031, December 29, 2032, December 23, 2033
Robin Li Xu	*(1)	Nominal	January 2, 2020, December 30, 2022, December 24, 2023	January 1, 2030, December 29, 2032, December 23, 2033

Notes:

(1)	“*” denotes less than 1% of our total outstanding ordinary shares.
(2)	In December 2020, our company granted Mr. Li restricted share units under the 2019 Incentive Plan to acquire 800 Class A ordinary shares for the purpose of testing and experiencing our self-developed ESOP management system.

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

D.    Employees

We had a total of 2,318, 2,784 and 3,213 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 2,671 employees were located in Mainland China, 210 employees were located in Hong Kong, 113 employees were located in the United States, 85 employees were located in Singapore, and 134 employees were located elsewhere.

The following table sets forth the number of our employees as of December 31, 2023 by function:

	As of
	December 31, 2023
	Number	%
Functions:
Research and development	2,047	63.7
Customer services and operations	392	12.2
General and administration	434	13.5
Marketing	340	10.6
Total	3,213	100.0

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in the PRC. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We are also required under Hong Kong laws to enroll all eligible employees in Hong Kong to their mandatory provident fund, or the MPF, scheme. Both the employees and us are each required to contribute certain percentage of an employee’s salary (subject to a statutory cap at HK$1,500) per month to a retirement scheme that is registered as a MPF scheme. For our employees in the United States, we make similar contributions to a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. For our employees in Singapore, we make payments to the Central Provident Fund as part of their defined contribution retirement plan. In Japan, we provide statutory employee benefits, including health insurance, pension insurance, and nursing care insurance. Additionally, we offer employee benefits beyond legal requirements, such as marriage celebration bonuses and newborn child celebration bonuses. In Australia, we provide statutory insurance coverage, including retirement pensions and workers’ compensation insurance. Furthermore, we offer additional benefits such as marriage bonuses, baby baptism bonuses, and hospitalization benefits. In the province of Ontario, Canada, we actively participate in various employee welfare programs regulated by provincial and federal authorities. These programs include retirement pensions, medical insurance, and unemployment insurance. In accordance with Canadian employment laws, we are obligated to contribute a specified percentage of wages, bonuses, and certain allowances to employee benefit plans. The contribution percentage is set within the limits defined by provincial and federal regulations.

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

The calculations in the table below are based on 747,830,786 Class A ordinary shares and 355,552,051 Class B ordinary shares outstanding as of the Latest Practicable Date.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B	% of Total	% of Aggregate
	Shares	Ordinary Shares	Ordinary Shares	Voting Power***
Directors and Executive Officers**:
Leaf Hua Li(1)	164,086,568	239,750,000	36.6%	63.1%
Arthur Yu Chen(2)	*	—	*	*
Nineway Jie Zhang	*	—	*	*
Shan Lu(3)	*	—	*	*
Robin Li Xu(4)	*	—	*	*
Vic Haixiang Li(5)	—	—	—	—
Brenda Pui Man Tam(6)	—	—	—	—
All Directors and Executive Officers as a Group	173,331,192	239,750,000	37.4%	63.2%
Principal Shareholders:
Leaf Hua Li(1)	164,086,568	239,750,000	36.6%	63.1%
Entities affiliated with Tencent(7)	131,616,611	115,802,051	22.4%	31.1%
*	Less than 1% of our total outstanding ordinary shares.
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

Notes:

(1)	Represents (i) 202,812,500 Class B ordinary shares and 100,000,000 Class A ordinary shares (including 50,000,000 Class A ordinary shares in the form of ADSs) held by Lera Ultimate Limited, a BVI business company, (ii) 36,937,500 Class B ordinary shares and 64,000,000 Class A ordinary shares (in the form of ADSs) held by Lera Infinity Limited, a BVI business company, and (iii) 86,568 Class A ordinary shares (in the form of ADSs) held by Leaf Hua Li, as reported on the Schedule 13G/A filed by Mr. Li, among others, on February 6, 2024. Lera Ultimate Limited is ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is ultimately owned by Lera Target Trust. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our company. The registered address of each of Lera Ultimate Limited and Lera Infinity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The business address of Mr. Arthur Yu Chen is 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China.

(3)	The business address of Mr. Shan Lu is Building A, No.12, Shenzhenwan Science and Technology Ecological Garden, Yuehai Subdistrict, Nanshan District, Shenzhen, People’s Republic of China.
(4)	The business address of Mr. Robin Li Xu is 1 Raffles Quay, #39-02, North Tower, Singapore.
(5)	The business address of Mr. Vic Haixiang Li is Suite 7013, 70/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong S.A.R., People’s Republic of China.
(6)	The business address of Ms. Brenda Pui Man Tam is 932 Weldwood Ct, Los Gatos, CA 95032, the United States of America.
(7)	Represents (i) 115,802,051 Class B ordinary shares and 53,840,949 Class A ordinary shares held of record by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 71,024,142 Class A ordinary shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 1,161,840 Class A ordinary shares represented by 145,230 ADSs held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent Holdings Limited; (iv) 5,412,888 Class A ordinary shares represented by 676,611 ADSs held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (v) 176,792 Class A ordinary shares represented by 22,099 ADSs held of record by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings Limited, as reported on the Schedule 13G/A filed by Huang River Investment Limited, among others, on February 2, 2024. The registered address of each of Huang River Investment Limited, Image Frame Investment (HK) Limited and Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of the Latest Practicable Date, a total of 572,111,688 Class A ordinary shares are held by one record holder in the United States, representing approximately 51.9% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

Transactions with Tencent

Tencent has been a principal shareholder of us since October 2014. We purchased software, cloud services, SMS channel services and other services from Tencent in the amount of HK$158.9 million (US$20.3 million) in 2023. As of December 31, 2023, we had amounts due to Tencent of HK$69.0 million (US$8.8 million), primarily consisting of amounts due to Tencent of HK$55.9 million (US$7.2 million) in relation to purchase of cloud equipment and services.

Transactions with Directors and Executive Officers

We provide brokerage services to our directors and officers and their spouses. Revenue earned from such services amounted to HK$0.1 million (US$0.01 million) for the year ended December 31, 2023. Cash deposited by our directors, officers and their spouses for trading purpose were recorded as payables to clients in our consolidated balance sheets and amounted to HK$31.5 million (US$4.0 million) as of December 31, 2023.

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

Legal Proceedings

We may from time to time be subject to various legal, arbitration or administrative claims and proceedings arising in the ordinary course of business involving our users, clients and third-party business partners in contract disputes and other matters. We are currently involved in certain lawsuits arising in the ordinary course of business, which we believe are immaterial to our company on an individual basis or a collective basis.

After the CSRC announced the initiation of inquiries on us in December 2022 regarding our cross-border operations in Mainland China, the trading price of the ADSs declined. On June 12, 2023, the Company and certain of our senior executive officers were named as defendants in a putative securities class action filed in federal court, captioned Henry v. Futu Holdings Limited, et al., No. 2:23-cv-03222 (U.S. District Court for the District of New Jersey). On January 16, 2024, Lead Plaintiffs filed an Amended Complaint, alleging, in sum and substance, that certain of our disclosures between April 27, 2020 and May 16, 2023 contained material misstatements or omissions regarding our business and legal/regulatory compliance, in violation of the Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 29, 2024, the Company filed its motion to dismiss the Amended Complaint. On April 15, 2024, Lead Plaintiffs filed their opposition to our motion to dismiss. As the case is still in its preliminary stage, we cannot predict its timing, outcome, potential damages, or expenses that may be incurred.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Foreign Exchange—Regulations on Dividend Distribution.”

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

See “Exhibit 2.4—Description of Securities” attached to this form 20-F for more descriptions of our securities.

C.    Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Foreign Exchange.”

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2023. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

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

As of December 31, 2021, 2022 and 2023, we had RMB-denominated net assets of HK$2,374.8 million, HK$1,727.2 million and net liabilities of HK$3,711.1 million (US$475.1 million), respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021, 2022 and 2023 would result in a decrease of US$30.5 million, US$22.2 million and an increase of US$47.5 million, respectively, in our pre-tax profit for the year ended December 31, 2021, 2022 and 2023, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021, 2022 and 2023 would result in an increase of US$30.5 million, US$22.2 million and a decrease of US$47.5 million, respectively, in our pre-tax profit for the year ended December 31, 2021, 2022 and 2023.

Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by rules mandated by our primary regulators. These financial institutions are of sound credit ratings; therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

Our securities activities are transacted on either a cash or margin basis. Our credit risk is limited in that substantially all of the contracts entered into are settled directly at securities clearing houses.

In margin transactions, we extend credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fail to repay the loans upon IPO stock allotment. We monitor our clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading. Stock-pledged loans to enterprise pledged by shares are exposed to credit risk from counterparties who fails to repay the loans. We monitor the collateral level of stock-pledged loans in real time, and have the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

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

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2021 2022, and 2023, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021, 2022 and 2023, we did not have any material concentrations of credit risk within or outside the ordinary course of business.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2023 indicate that a 1% (100 basis points) increase/decrease in interest rates over a 12-month period would have increased/decreased our profit before tax by approximately HK$302.9 million (US$38.8 million), depending largely on the extent and timing of possible changes in floating rates.

Inflation

To date, our results of operations have not been materially affected by inflation. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 2.4% 2.0% and 2.4%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively, and for December 2023 was a decrease of 0.3%. Although we have not been materially affected by inflation in the past, we may be affected if any country or region where we have operations experiences higher rates of inflation in the future.

Item 12.     Description of Securities Other than Equity Securities

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Charges ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of the ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The principal executive office of the depositary is located at 240 Greenwich Street, New York, NY 10286. An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2023, we did not receive reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

None.

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year ended December 31,
	2022	2023
	US$	US$
Audit fees(1)	1,876,126	1,194,621
Tax fees(2)	12,951	8,962
All other fees(3)	121,732	—

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 3, 2021, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$300 million worth of ADSs, until December 31, 2022. As of January 2022, we had used up the maximum repurchase amount under the share repurchase program announced on November 3, 2021. On March 11, 2022, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. The source of funding for our share repurchase programs is our cash on hand. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program.

In March 2024, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

The table below is a summary of our repurchases in 2023, which were all conducted in the open market pursuant to the publicly announced share repurchase programs.

			Total Number	Approximately
			of ADSs	Dollar Value of
		Average	Purchased as	ADSs that May
	Total	Price Paid	Part of the	Yet Be
	Number of	Per	Publicly	Purchased
	ADSs	ADS	Announced	Under the Programs
Period	Purchased	(US$)	Programs	(US$)
January 1 - 31, 2023	110,900	$38.96	110,900	$242,482,138.11
May 1 - 31, 2023	1,662,964	$38.25	1,662,964	$178,870,773.88
June 1 - 30, 2023	1,035,509	$39.05	1,035,509	$138,432,333.05
July 1 - 31, 2023	82,500	$39.59	82,500	$135,165,785.55
Total	2,891,873		2,891,873

Item 16F.     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also rely on home country practice exemption with respect to the requirement for annual shareholders’ meeting and did not hold an annual shareholders’ meeting in 2023. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, such as clients’ personal information and trading data (“Information Systems and Data”).

Our technology committee lead, Mr. Leaf Hua Li, together with our information security, security management engineering operations, legal and risk management departments (together, the “Cybersecurity Function Group”) help identify, assess and manage our cybersecurity threats and risks. The Cybersecurity Function Group identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including, for example, manual tools and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and factors, conducting scans of the threat environment, evaluating our and our industry’s risk profile, conducting internal and/or external audits, conducting threat assessments for internal and external threats, engaging third party threat assessments, and conducting vulnerability assessments to identify vulnerabilities.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, adopting cybersecurity incident response policy, implementing incident detection and response measures, risk assessments processes, security standards, encryption of data, network security controls, data segregation, and access control.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (i) cybersecurity risk is addressed as a component of our enterprise risk management program and identified in our risk register; (ii) the Cybersecurity Function Group works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (iii) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of our board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, cybersecurity consultants, cybersecurity software providers, penetration testing firms, and professional services firms including legal counsel.

We use third-party service providers to perform a variety of functions throughout our business, such as third-party application, hosting and supply chain service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, internet service providers, communications facilities and other facilities. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes risk assessment for each vendor, review of security assessment, report, audit, conducting security assessment calls with the vendor’s security personnel, and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”

Governance

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors’ audit committee is responsible for overseeing Company’s cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by the Cybersecurity Function Group. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for details of Mr. Leaf Hua Li’s expertise and prior work experience in the cybersecurity field.

The Cybersecurity Function Group is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. The Cybersecurity Function Group is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our chief executive officer or chief financial officer (the “Responsible Disclosure Party”). The Responsible Disclosure Party work with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives reports promptly from the Cybersecurity Function Group concerning the Company’s material cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020 (File No. 001-38820))

4.1

Amended and Restated 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.2

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2019 (File No. 333- 233721))

4.3

Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.4

Form of Employment Agreement between the Registrant and its Executive Officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.5

English Translation of the Exclusive Business Cooperation Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.6

English Translation of the Equity Interest Pledge Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.7

English Translation of the Power of Attorney among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.8

English Translation of the Exclusive Option Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.9

English Translation of the Consent Letters executed by the Spouses of the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.10

English Translation of the Exclusive Business Cooperation Agreement among Shensi Beijing, Hainan Futu and the Registered Shareholders of Hainan Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.11

English Translation of the Equity Interest Pledge Agreement among Shensi Beijing, Hainan Futu and the Registered Shareholders of Hainan Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.12

English Translation of the Power of Attorney among Shensi Beijing, Hainan Futu and the Registered Shareholders of Hainan Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.13

English Translation of the Exclusive Option Agreement among Shensi Beijing, Hainan Futu and the Registered Shareholders of Hainan Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.14

English Translation of the Consent Letters executed by the Spouses of the Registered Shareholders of Hainan Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Incentive Compensation Recoupment Policy

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

Date: April 24, 2024

FUTU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Futu Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Futu Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses - Stock-pledged Loans

As described in Notes 2 and 6 to the consolidated financial statements, the allowance for credit losses for the stock-pledged loans was HK$5 million on total stock-pledged loans of HK$1,913 million as of December 31, 2023. The Group’s allowance for credit losses for the stock-pledged loans, which are loans to enterprises with listed shares as collateral, represents management’s estimate of expected credit losses over the remaining expected life of the Group’s stock-pledged loans and considers expected future changes in macroeconomic conditions. For the stock-pledged loans, the allowance for credit losses is estimated using quantitative models that consider a variety of factors such as the quality of the collateral, as well as an economic outlook over the life of the loans. In its loss forecasting model, management considers the stock price and price volatility of the collateral to determine the probability of default (“PD”) and loss given default (“LGD”) of the stock-pledged loans. The estimation of the PD and LGD further incorporates forward looking information through the use of macroeconomic scenario applied over the forecasted life of the assets. Management used a number of forecasted economic variables in the macroeconomic scenario, which are inputs into the loss forecasting model.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for stock-pledged loans is a critical audit matter are (i) the significant judgment by management in determining the PD and LGD by considering the stock price and price volatility of the collateral, and in developing the macroeconomic scenario that consider forecasted economic variables, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant judgments and estimations; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for stock-pledged loans, including controls over the determination of the PD and LGD, and the development and approval of macroeconomic scenario. These procedures also included, among others (i) testing management’s process for determining the allowance for credit losses for stock-pledged loans; (ii) testing the completeness and accuracy of the underlying data used in the model; and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of the model and methodology used by management; (b) the reasonableness of the PD and LGD estimated by management, including the assessment over the quality of the collateral; and (c) the reasonableness of the forecasted economic variables used by management to derive the macroeconomic scenario, that would further adjust the estimation of the PD and LGD.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2024

We have served as the Company’s auditor since 2018.

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023	2023
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		5,028,898	4,937,538	632,134
Cash held on behalf of clients		50,685,472	44,369,310	5,680,435
Restricted cash		1,215	1,232	158
Term deposit		5,860	5,540	709
Short-term investments	4	675,064	3,114,613	398,752
Securities purchased under agreements to resell		32,000	133,039	17,032
Loans and advances - current (net of allowance of HK$27,840 thousand and HK$45,949 thousand as of December 31, 2022 and 2023, respectively)	6	26,676,358	32,528,421	4,164,491
Receivables:
Clients		513,358	293,505	37,576
Brokers		5,914,963	5,189,155	664,348
Clearing organizations		3,066,953	4,244,793	543,445
Fund management companies and fund distributors		79,086	151,691	19,420
Interest		254,310	268,504	34,376
Prepaid assets		28,507	54,691	7,002
Other current assets	10	102,258	135,479	17,345
Total current assets		93,064,302	95,427,511	12,217,223

Operating lease right-of-use assets	5	196,864	224,092	28,690
Long-term investments	9	239,694	238,556	30,541
Loans and advances - non-current	6	36,765	18,934	2,424
Other non-current assets	10	965,205	1,226,754	157,055
Total non-current assets		1,438,528	1,708,336	218,710
Total assets		94,502,830	97,135,847	12,435,933

LIABILITIES
Amounts due to related parties	29(b)	52,725	69,018	8,836
Payables:
Clients		57,209,066	48,762,263	6,242,848
Brokers		11,815,274	15,648,286	2,003,391
Clearing organizations		51,867	24,096	3,085
Fund management companies and fund distributors		90,801	175,575	22,478
Interest		9,864	44,109	5,647
Borrowings	11	2,480,532	5,651,565	723,549
Lease liabilities - current	5	109,416	114,682	14,682
Accrued expenses and other current liabilities	12	1,706,159	1,939,004	248,243
Total current liabilities		73,525,704	72,428,598	9,272,759

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023	2023
		HK$	HK$	US$

Lease liabilities - non-current	5	101,727	123,335	15,789
Other non-current liabilities	12	13,620	12,183	1,560
Total non-current liabilities		115,347	135,518	17,349
Total liabilities		73,641,051	72,564,116	9,290,108

Commitments and Contingencies (Note 28)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 858,051,996 and 891,296,196 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	13	68	71	9
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 380,552,051 and 355,552,051 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	13	29	27	3
Additional paid-in capital		18,154,442	18,456,438	2,362,908
Treasury stock (121,363,408 and 144,498,392 shares as of December 31, 2022 and 2023, respectively)	13	(4,324,565)	(5,199,257)	(665,641)
Accumulated other comprehensive loss		(47,846)	(49,433)	(6,329)
Retained earnings		7,079,416	11,360,890	1,454,492
Total shareholders’ equity		20,861,544	24,568,736	3,145,442

Non-controlling interest		235	2,995	383
Total equity		20,861,779	24,571,731	3,145,825
Total liabilities and equity		94,502,830	97,135,847	12,435,933

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		Year ended December 31,
	Note	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	18	3,913,027	4,007,642	3,944,779	505,035
Interest income	19	2,518,198	3,214,327	5,536,422	708,807
Other income	20	684,095	392,058	527,217	67,498
Total revenues		7,115,320	7,614,027	10,008,418	1,281,340
Costs
Brokerage commission and handling charge expenses	21,24	(572,159)	(329,789)	(249,567)	(31,951)
Interest expenses	22	(376,902)	(292,503)	(910,759)	(116,601)
Processing and servicing costs	23,24	(257,003)	(373,840)	(375,904)	(48,126)
Total costs		(1,206,064)	(996,132)	(1,536,230)	(196,678)
Total gross profit		5,909,256	6,617,895	8,472,188	1,084,662

Operating expenses
Research and development expenses	24	(805,325)	(1,222,077)	(1,440,893)	(184,472)
Selling and marketing expenses	24	(1,392,070)	(895,772)	(710,348)	(90,943)
General and administrative expenses	24	(529,048)	(931,144)	(1,313,464)	(168,158)
Total operating expenses		(2,726,443)	(3,048,993)	(3,464,705)	(443,573)

Income from Operations		3,182,813	3,568,902	5,007,483	641,089

Others, net		2,478	(210,295)	33,442	4,281

Income before income tax expenses and share of loss from equity method investments		3,185,291	3,358,607	5,040,925	645,370

Income tax expenses	25	(375,081)	(413,962)	(748,479)	(95,825)
Share of loss from equity method investments	9	—	(17,752)	(13,497)	(1,728)

Net income		2,810,210	2,926,893	4,278,949	547,817

Attributable to:
Ordinary shareholders of the Company		2,810,210	2,926,944	4,281,474	548,140
Non-controlling interest		—	(51)	(2,525)	(323)
		2,810,210	2,926,893	4,278,949	547,817

Net income		2,810,210	2,926,893	4,278,949	547,817
Other comprehensive loss, net of tax
Foreign currency translation adjustment		71,020	(123,840)	(1,587)	(203)
Total comprehensive income		2,881,230	2,803,053	4,277,362	547,614

Attributable to:
Ordinary shareholders of the Company		2,881,230	2,803,086	4,279,887	547,937
Non-controlling interest		—	(33)	(2,525)	(323)
		2,881,230	2,803,053	4,277,362	547,614

Net income per share attributable to ordinary shareholders of the Company	16
Basic		2.34	2.57	3.88	0.50
Diluted		2.30	2.54	3.82	0.49

Net income per ADS
Basic		18.72	20.55	31.00	3.97
Diluted		18.43	20.34	30.59	3.92

Weighted average number of ordinary shares used in computing net income per share	16
Basic		1,200,912,670	1,139,377,763	1,104,899,411	1,104,899,411
Diluted		1,219,672,508	1,151,021,697	1,119,653,571	1,119,653,571

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		Ordinary shares		ordinary shares		Treasury stock purchases		Additional	other
		Number of		Number of		Number of		paid in	comprehensive	Retained
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	earnings	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$

As of January 1, 2021		590,139,760	47	494,552,051	38	—	—	6,960,369	4,974	1,342,262	8,307,690
Profit for the year		—	—	—	—	—	—	—	—	2,810,210	2,810,210
Share-based compensation	15	—	—	—	—	—	—	98,913	—	—	98,913
Shares issued upon exercise of employee share options/ restricted share units (“RSUs”)	15	6,805,264	—	—	—	—	—	19,957	—	—	19,957
Issuance of ordinary shares	13	87,400,000	7	—	—	—	—	10,856,517	—	—	10,856,524
Treasury stock purchases	13	—	—	—	—	(29,462,760)	(1,178,755)	—	—	—	(1,178,755)
Exercise of Pre-funded warrants	13	53,599,890	4	—	—	—	—	(4)	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	71,020	—	71,020
Balance at December 31, 2021		737,944,914	58	494,552,051	38	(29,462,760)	(1,178,755)	17,935,752	75,994	4,152,472	20,985,559

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		ordinary shares		ordinary shares		Treasury stock purchases		Additional	other		Total	Non-
		Number of		Number of		Number of		paid in	comprehensive		shareholders’	controlling
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	Retained earnings	equity	interest	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2022		737,944,914	58	494,552,051	38	(29,462,760)	(1,178,755)	17,935,752	75,994	4,152,472	20,985,559	—	20,985,559
Profit for the year		—	—	—	—	—	—	—	—	2,926,944	2,926,944	(51)	2,926,893
Share-based compensation	15	—	—	—	—	—	—	204,529	—	—	204,529	—	204,529
Shares issued upon exercise of employee share options/ RSUs	15	6,107,088	1	—	—	—	—	14,161	—	—	14,162	—	14,162
Surrendered and cancellation of Class A ordinary shares		(6)	—	—	—	—	—	—	—	—	—	—	—
Share conversion from Class B to Class A	13	114,000,000	9	(114,000,000)	(9)	—	—	—	—	—	—	—	—
Treasury stock purchases		—	—	—	—	(91,900,648)	(3,145,810)	—	—	—	(3,145,810)	—	(3,145,810)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(123,840)	—	(123,840)	18	(123,822)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	—	—	268	268
Balance at December 31, 2022		858,051,996	68	380,552,051	29	(121,363,408)	(4,324,565)	18,154,442	(47,846)	7,079,416	20,861,544	235	20,861,779

As of January 1, 2023		858,051,996	68	380,552,051	29	(121,363,408)	(4,324,565)	18,154,442	(47,846)	7,079,416	20,861,544	235	20,861,779
Profit for the year		—	—	—	—	—	—	—	—	4,281,474	4,281,474	(2,525)	4,278,949
Share-based compensation	15	—	—	—	—	—	—	290,831	—	—	290,831	—	290,831
Shares issued upon exercise of employee share options/ RSUs	15	8,244,200	1	—	—	—	—	11,165	—	—	11,166	—	11,166
Share conversion from Class B to Class A	13	25,000,000	2	(25,000,000)	(2)	—	—	—	—	—	—	—	—
Treasury stock purchases		—	—	—	—	(23,134,984)	(874,692)	—	—	—	(874,692)	—	(874,692)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(1,587)	—	(1,587)	—	(1,587)
Capital injections from non-controlling interest		—	—	—	—	—	—	—	—	—	—	5,285	5,285
Balance at December 31, 2023		891,296,196	71	355,552,051	27	(144,498,392)	(5,199,257)	18,456,438	(49,433)	11,360,890	24,568,736	2,995	24,571,731

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,
	Note	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Cash flows from operating activities
Net income		2,810,210	2,926,893	4,278,949	547,817
Adjustments for:
Depreciation and amortization		36,436	54,714	60,849	7,790
Expected credit loss expenses		3,200	15,619	18,080	2,315
Share of loss from equity method investments		—	17,752	13,497	1,728
Impairment from other non-current assets		—	77,217	—	—
Foreign exchange (gains)/losses		(138,234)	133,124	(66,032)	(8,454)
Share-based compensation	15	98,913	204,529	290,831	37,234
Realized gain from short-term investments	4	—	(23,059)	(68,323)	(8,747)
Unrealized gain from short-term investments		(26)	(1,728)	(58,950)	(7,547)
Deferred income tax benefit	25	(21,431)	(52,112)	(14,769)	(1,891)
Amortization of right-of-use assets		83,695	94,933	110,357	14,129

Changes in operating assets:
Net (increase)/decrease in securities purchased under agreements to resell		(106,203)	74,203	(101,039)	(12,936)
Net (increase)/decrease in loans and advances		(10,765,123)	2,858,601	(5,852,341)	(749,253)
Net (increase)/decrease in accounts receivable from clients and brokers		(1,847,898)	1,936,445	945,661	121,069
Net increase in accounts receivable from clearing organizations		(717,193)	(1,101,912)	(1,177,840)	(150,794)
Net decrease / (increase) in accounts receivable from fund management companies and fund distributors		225,282	(6,746)	(72,605)	(9,295)
Net (increase)/decrease in interest receivable		(30,953)	(199,714)	9,737	1,247
Net increase in prepaid assets		(6,653)	(8,904)	(9,929)	(1,271)
Net increase in other assets		(105,145)	(445,903)	(287,513)	(36,809)

Changes in operating liabilities:
Net (decrease)/increase in amounts due to related parties		(37,983)	3,690	17,593	2,252
Net increase/(decrease) in accounts payable to clients and brokers		16,130,249	2,297,647	(4,613,791)	(590,686)
Net increase/(decrease) in accounts payable to clearing organizations		69,516	(341,915)	(27,771)	(3,555)
Net (decrease)/increase in accounts payable to fund management companies and fund distributors		(70,752)	34,111	84,774	10,853
Net increase in payroll and welfare payable		213,981	337,237	307,192	39,329
Net increase/(decrease) in interest payable		9,866	(5,495)	34,245	4,384
Net decrease in operating lease liabilities		(79,544)	(93,093)	(107,528)	(13,766)
Net decrease in securities sold under agreements to repurchase		(985,176)	(4,467,861)	—	—
Net increase/(decrease) in other liabilities		1,242,937	(843,342)	(50,730)	(6,495)
Net cash generated from/(used in) operating activities		6,011,971	3,474,931	(6,337,396)	(811,352)

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		Year Ended December 31,
	Note	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Cash flows from investing activities
Purchase of property and equipment and intangible assets		(70,456)	(90,520)	(77,763)	(9,956)
Purchase of short-term investments		(1,169,715)	(4,061,490)	(4,755,173)	(608,787)
Proceeds from disposal of short-term investments		—	4,590,834	2,417,221	309,468
Acquisition of long-term investments		(23,394)	(235,434)	(11,767)	(1,506)
Placement of term deposits		—	—	(29,282)	(3,749)
Maturity of term deposits		300,000	—	29,882	3,826
Cash paid for acquisitions, net of cash acquired		—	(109,531)	(17,536)	(2,245)
Net cash (used in)/generated from investing activities		(963,565)	93,859	(2,444,418)	(312,949)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs		10,856,524	—	—	—
Proceeds from exercise of employee share options		23,492	16,332	11,616	1,487
Purchase of treasury stocks	13	(1,178,755)	(3,145,810)	(874,692)	(111,984)
IPO loan borrowings (net)		(300,199)	—	—	—
Proceeds from other borrowings		53,483,435	70,806,177	79,581,200	10,188,480
Repayment of other borrowings		(52,313,417)	(74,686,220)	(76,410,167)	(9,782,505)
Payment of other financing expenses		(16,862)	—	—	—
Net cash generated from/ (used in) financing activities		10,554,218	(7,009,521)	2,307,957	295,478

Effect of exchange rate changes on cash, cash equivalents and restricted cash		167,130	(135,196)	66,352	8,495

Net increase/(decrease) in cash, cash equivalents and restricted cash		15,769,754	(3,575,927)	(6,407,505)	(820,328)
Cash, cash equivalents and restricted cash at beginning of the year		43,521,758	59,291,512	55,715,585	7,133,055

Cash, cash equivalents and restricted cash at end of the year		59,291,512	55,715,585	49,308,080	6,312,727

Cash, cash equivalents and restricted cash
Cash and cash equivalents		4,555,096	5,028,898	4,937,538	632,134
Cash held on behalf of clients		54,734,351	50,685,472	44,369,310	5,680,435
Restricted cash		2,065	1,215	1,232	158
Cash, cash equivalents and restricted cash at end of the year		59,291,512	55,715,585	49,308,080	6,312,727

Supplemental disclosure
Interest paid		(367,036)	(297,998)	(876,514)	(112,217)
Income tax paid		(102,890)	(694,973)	(698,821)	(89,467)
Cash paid for amounts include in operating lease liabilities		(89,427)	(106,497)	(128,160)	(16,408)

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

As of December 31, 2023, the Company’s principal subsidiaries and the consolidated VIE are as follows:

		Place of	Percentage of
	Date of Incorporation/	Incorporation/	Direct or Indirect
Subsidiaries	Establishment/	Establishment	Economic Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities”)	April 17, 2012	Hong Kong	100%	Financial services
Moomoo Financial Inc	December 17, 2015	Delaware, USA	100%	Financial services
Futu Clearing Inc.	August 13, 2018	Delaware, USA	100%	Financial services
Moomoo Financial Singapore Pte. Ltd	December 17, 2019	Singapore	100%	Financial services
Futu Securities (Australia) Ltd.	February 15, 2001	New South Wales, AUS	100%	Financial services
Moomoo Securities Japan Co., Ltd.	April 5, 1920	Tokyo, Japan	100%	Financial services
Moomoo Financial Canada Inc. (1) (previous name: OTT Financial Canada Inc.)	August 7, 2015	Ontario, Canada	85%	Financial services
Futu Lending Limited	April 18, 2017	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15, 2014	Beijing, PRC	100%	No substantial business

VIE
Shenzhen Futu Network Technology Co., Ltd.(2) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Note:

(1)	This subsidiary changed company names in June 2023.
(2)	Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

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

2)    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	As of December 31,
	2022	2023

	(HK$ in thousands)
Total assets	309,708	424,717
Total liabilities	191,263	189,286

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure (Continued)

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Total operating revenue	210,161	226,468	301,087
Net income	52,741	39,542	97,248

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Net cash generated from/(used in) operating activities	2,340	34,727	(11,798)
Net cash used in investing activities	(3,327)	(3,201)	(6,818)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(1,476)	123
Net (decrease)/increase in cash, cash equivalents and restricted cash	(987)	30,050	(18,493)
Cash, cash equivalents and restricted cash at beginning of the year	3,738	2,751	32,801
Cash, cash equivalents and restricted cash at end of the Year	2,751	32,801	14,308

Transactions between the VIE and other entities in the consolidated group

Total assets for 2022 and 2023 include amounts due from internal companies in the consolidated group in the amount of HK $222,446 thousand and HK$370,065 thousand, respectively. Total liabilities include amounts due to the internal companies in the amount of HK$88,487 thousand and HK$87,630 thousand, respectively. During 2021, 2022 and 2023, the VIEs earned inter-company revenues in the amounts of HK$ 187,774 thousand, HK$ 202,834 thousand and HK$ 279,145 thousand, respectively. In addition, advances from Group companies to the VIEs in 2021, 2022 and 2023 are in the amount of nil, HK$8,120 thousand and nil, respectively, the repayment of advances to Group companies by the VIEs in 2021, 2022 and 2023 are in the amount of nil,HK$8,120 thousand, and nil, respectively. All of these balances and transactions have been eliminated in consolidation.

A series of contractual agreements have been entered into by and among the WFOE, the VIEs and their respective shareholders. The Company depends on these contractual arrangements to provide the subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar, which enable the Company to (1) have power to direct activities that most significantly impact the entity’s economic performance, and (2) receive the economic benefits from the VIEs that could be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and VIEs’ subsidiaries, except for registered capital of the VIEs and their subsidiaries amounting to RMB10 million as of December 31, 2022 and 2023, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure (Continued)

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements in the future if there are changes to legal interpretation or enforcement.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses on financial instruments, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, assessment for impairment of long-term investments and other non-current assets, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset, the estimation of the expected usage and the estimated relative standalone selling price of the incentive points and coupons, and valuation of financial instruments measured at fair value. Actual results could differ from those estimates.

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

Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.8109, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses

The Group applies FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaced the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Group’s in-scope assets are primarily margin loans that are included in loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. The Group monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Group applies the practical expedient based on collateral maintenance provisions in accordance with ASC 326 - 20 - 35 – 6 in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when the Group reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of expected credit losses when the collateral’s fair value is greater than the amortized cost of the financial assets. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

Besides margin loans, stock-pledged loans are also included in loans and advances. These are loans to enterprises with listed shares as collateral. Since the collateral is not replenished to meet the pledged ratio requirement in contracts, and it is not probable that the Group will foreclose on the collateral, the requirement to apply practical expedient based on collateral maintenance provisions under ASC Topic 326 is not met. The Group uses probability-of-default methods in assessing the allowance for credit losses for stock-pledged loans. The allowance for credit losses is estimated using quantitative models that consider a variety of factors such as the quality of the collateral, as well as an economic outlook over the life of the loans. In its loss forecasting model, management  considers the stock price and price volatility of the collateral to determine the probability of default (“PD”) and loss given default (“LGD”) of the stock-pledged loans. The estimation of the PD and LGD further incorporates forward looking information through the use of macroeconomic scenario applied over the forecasted life of the assets. A number of forecasted economic variables are used in developing the macroeconomic scenario, which are inputs into the loss forecasting model.

IPO loans are granted to clients for subscription of new shares, and are normally settled within one week from the drawdown date. The Group uses probability-of-default methods in assessing the allowance for credit losses of IPO loans.

For the year ended December 31, 2021, 2022 and 2023, expected credit loss expenses of HK$3,200 thousand, HK$15,619 thousand and HK$18,080 thousand resulting from the assessment of allowance for credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income respectively.

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

Short-term Investments

The Group classifies certain financial assets with highly liquidity and original maturities less than twelve months as short-term investments. The Group’s short-term investments consist of investments in money market funds, treasury bills and financial assets at fair value through profit or loss. Treasury bills are carried at amortized cost. Besides, the Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these quoted prices as Level 1. Financial assets at fair value through profit or loss mainly include investments in funds that are non-exchange-traded. The Group generally considers the net asset value (“NAV”) of the funds provided by the fund manager to be the best estimate of fair value. The Group uses NAV per share to measure the fair value of investments in funds.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (resell agreements) are treated as collateralized financing transactions.

Under resell agreements, the Group pays cash to counterparties and receives securities as collateral. These agreements are carried at amounts at which the securities will subsequently be resold, and the interest income incurred by the Group is recorded as interest income in the consolidated statements of comprehensive income.

Loans and advances

Loans and advances mainly include margin loans, stock - pledged loans and IPO loans, extended to clients. They are mainly collateralized by securities and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and advances (Continued)

Stock - pledged loans to enterprises that are included in other advance mainly pledged listed shares of other companies provided by these borrowers as collateral.

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

The Group’s policy is to net the receivables from and payables to clearing organizations according to ASC Topic 210-20, when all of the following conditions are met:

a)Each of two parties owes the other determinable amounts.

b)The reporting party has the right to set off the amount owed with the amount owed by the other party.

c)The reporting party intends to set off.

d)The right of setoff is enforceable at law.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Receivable and Payable

Interest receivable which is included in receivables is calculated based on the contractual interest rate of bank deposit, securities purchased under agreements to resell, loans and advances, short - term investments, securities loaned and receivables on an accrual basis, and is recorded as interest income as earned.

Interest payable which is included in payables is calculated based on the contractual interest rates of payables, borrowings and securities borrowed on an accrual basis, and is recorded as interest expense when incurred.

Securities Borrowed and Securities Loaned

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2022 and 2023, the weighted-average remaining lease term on these leases is approximately three years and two years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.68% and 4.58%, respectively.

For the years ended December 31, 2021, 2022 and 2023, right-of-use assets obtained under operating leases was HK$108,949 thousand, HK$76,249 thousand and HK$146,560 thousand, respectively. The Group’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

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

The Group had indefinite - lived intangible assets that carried at cost less accumulated impairment losses, including licenses of an insurance broker license and a financial services license and a future trading right as a clearing member firm of HKEx. The Group evaluates the remaining useful life of an indefinite - lived intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful lives. The Group will not amortize the indefinite-lived intangible assets until their useful lives are determined to be finite. An intangible asset that is not subject to amortization will be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

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

The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other specific information. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value. For the years ended December 31, 2021, 2022 and 2023, no impairment provision was recognized.

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

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost of purchase, and is shown separately in the shareholders’ equity as the Group has not yet decided on the ultimate disposition of those shares acquired. When the Group decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 13 for details.

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

Brokerage commission and handling charge income are recognized at a point in time when the service has been passed to the customer.

2)	Interest income

The Group earns interest income primarily in connection with its margin financing and securities lending services, IPO financing, stock - pledged loan, treasury bills and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

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

Funds distribution service income is charged to fund management companies for providing fund products distribution service to Futu’s individual clients. The Group, as an intermediary would receive subscription fees from fund management companies as agreed in the service contracts.

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

For the incentives generated from current sales transaction, the Group defers a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. The contract liability is determined by the Group based on the expected usage of the incentive points and coupons, and their estimated relative standalone selling price based on the related goods and services. The judgment was made by the Group in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons, derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer Loyalty Program (continued)

As of December 31, 2022 and 2023, contract liabilities recorded related to the customer loyalty program were HK $5,815 thousand and HK $7,420 thousand, respectively.

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

Interest Expenses

Interest expenses primarily consist of interest expenses of borrowings from banks, other licensed financial institutions and other parties paid to fund the Group’s margin financing business, securities borrowing business, IPO and other financing business.

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

The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances.

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

As of December 31, 2022 and 2023, the Group had RMB-denominated net assets of HK$1,727.2 million and net liabilities of HK$3,711.1 million, respectively. We estimate that a 10% depreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2022 and 2023, would result in a decrease of US$22.2 million and an increase of US$47.5 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2022 and 2023. We estimate that a 10% appreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2022 and 2023 would result in an increase of US$22.2 million and a decrease of US$47.5 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2022 and 2023.

2)	Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by rules mandated by the Group’s primary regulators. These financial institutions are of sound credit ratings, therefore the Group believes that there is no significant credit risk related to cash held on behalf of clients.

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group’s credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organizations. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. The Group monitors the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Stock-pledged loans to enterprise pledged by listed shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of stock-pledged loans in real time, and has the right to dispose of the pledged listed shares once the collateral level falls under the minimal level required to get the loans repaid.

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

For cash management purposes, the Group enters into short-term securities purchased under agreements to resale transactions (“reverse repos”) in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Reverse repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Group attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group as permitted under contractual provisions.

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2022 and 2023, the Group did not have any material concentrations of credit risk within or outside the ordinary course of business.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of December 31, 2023 indicate that a 1% (100 basis points) increase/ decrease in interest rates over a 12-month period would have increased/decreased the Group’s profit before tax by approximately HK$302.9 million (US$38.8 million), depending largely on the extent and timing of possible changes in floating rates.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2023. The adoption did not have a material accounting impact on the Group’s consolidated financial position or results of operations.

New accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update requires disclosure of incremental segment information on an annual and interim basis. This update is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy financial assets and financial liabilities measured at fair value as of December 31, 2022 and 2023. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of
	December 31, 2022
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments	8,181	—	—	8,181
Other financial assets (2)	—	1,911	—	1,911
Total financial assets, measured at fair value	8,181	1,911	—	10,092

	Financial Assets At Fair Value as of
	December 31, 2023
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments (1)	149,348	—	—	149,348
Other financial assets (2)	29,289	2,105	—	31,394
Total financial assets, measured at fair value	178,637	2,105	—	180,742
(1)	The amounts of short-term investment exclude investments in funds measured based on NAV per share, which are not classified in the fair value hierarchy. As of December 31, 2022 and 2023, the fair values of these investments in funds were nil and HK$829,999 thousand, respectively. The investments in funds include open-ended fixed income fund, which mainly invests in debt securities, and hybrid funds that invest in a variety of debt and equity securities. There were no unfunded commitments related to these investments in funds as of December 31, 2023, and certain investments in funds are subject to initial lock-up period of no more than 12 months.
(2)	The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The currency futures contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data. As of December 31, 2022 and 2023, the currency futures are included in other current assets.

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the years ended December 31, 2022 and 2023, there were no transfers between levels for financial assets and liabilities, at fair value.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Financial Assets and Liabilities Not Measured at Fair Value

The following financial instruments are not measured at fair value in the Group’s consolidated balance sheets as of December 31, 2022 and 2023, but require disclosure of their fair values: cash and cash equivalents, cash held on behalf of clients, term deposit, restricted cash, treasury bills, securities purchased under agreements to resell, loans and advances, receivables, other financial assets, amounts due to related parties, payables, borrowings and other financial liabilities. The estimated fair value of such instruments at December 31, 2022 and 2023 approximates their carrying value due to their generally short maturities. If measured at fair value in the financial statements, cash and cash equivalents, cash held on behalf of clients and term deposit would be classified as level 1, while other financial instruments would be classified as level 2.

Netting of Financial Assets and Financial Liabilities

The Group’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. The following tables represents the amounts of financial instruments that are offset in the consolidated balance sheets as of December 31, 2022 and 2023.

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2022	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	7,877,524	(4,810,571)	3,066,953	—	—	3,066,953

Financial liabilities
Amounts due to clearing organizations	4,862,438	(4,810,571)	51,867	—	—	51,867

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2023	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	6,939,778	(2,694,985)	4,244,793	—	—	4,244,793

Financial liabilities
Amounts due to clearing organizations	4,124,751	(4,100,655)	24,096	—	—	24,096

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   SHORT-TERM INVESTMENTS

The following is a summary of short-term investments:

	As of December 31,
	2022	2023

	(HK$ in thousands)

Treasury bills	666,883	2,135,266
Financial assets at fair value through profit or loss	270	830,528
Money market funds	7,911	148,819
Total	675,064	3,114,613

For the years ended December 31, 2021, 2022 and 2023, the Group recorded realized gain of nil, HK$23,059 thousand and HK$68,323 thousand related to short-term investments in the consolidated statements of comprehensive income, respectively.

5.   LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2022	2023

	(HK$ in thousands)

Operating lease right-of-use assets	196,864	224,092
Operating lease liabilities	211,143	238,017

The following table presents operating lease expense reported in the consolidated statements of comprehensive income related to the Group’s leases:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)

Operating lease cost	106,459	119,854	122,333

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2023 to the present value of its operating lease payments:

December 31, 2023
(HK$ in thousands)

2024	116,684
2025	104,637
2026	24,745
2027	2,048
Total undiscounted operating lease payments	248,114
Less: imputed interest	(10,097)
Present value of operating lease liabilities	238,017

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.   LOANS AND ADVANCES

	As of December 31,
	2022	2023

	(HK$ in thousands)
Margin loans	24,681,724	30,621,456
IPO loans	89,465	—
Other advances (1)	1,969,774	1,971,848
Subtotal	26,740,963	32,593,304
Less: Allowance for credit losses (2)	(27,840)	(45,949)
Total	26,713,123	32,547,355

(1)	Stock-pledged loans are included in other advance as of December 31, 2022 and 2023 with a gross amount of HK$1,910,670 thousand and HK$1,912,570 thousand, respectively.
(2)	The allowance for credit losses was HK$27,840 thousand and HK$45,949 thousand as of December 31, 2022 and 2023, of which nil and HK$5,000 thousand relate to stock-pledged loans, respectively.

7.    PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2023

	(HK$ in thousands)
Gross carrying amount
Computers and equipment	105,426	106,128
Furniture and fixtures	71,226	73,125
Office equipment	65,927	72,133
Office building	35,227	44,346
Vehicle	1,985	5,406
Total of gross carrying amount	279,791	301,138

Less: accumulated depreciation
Computers and equipment	(47,641)	(65,207)
Office equipment	(44,907)	(56,187)
Furniture and fixtures	(37,414)	(49,115)
Office building	(3,223)	(4,273)
Vehicle	(769)	(1,392)
Total of accumulated depreciation	(133,954)	(176,174)
Property and equipment, net	145,837	124,964

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were HK$34,118 thousand, HK$48,014 thousand and HK$43,702 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    INTANGIBLE ASSETS, NET

	As of December 31,
	2022	2023

	(HK$ in thousands)
Gross carrying amount
Computer software	27,196	63,197
License	29,564	28,329
Others	10,087	9,957
Total of gross carrying amount	66,847	101,483

Less: accumulated amortization
Computer software	(9,017)	(22,736)
Licenses	(1,493)	(3,911)
Others	(1,889)	(2,765)
Total of accumulated amortization	(12,399)	(29,412)
Intangible assets, net	54,448	72,071

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were HK$2,317 thousand, HK$6,700 thousand and HK$17,147 thousand, respectively.

9.    LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

	As of December 31,
	2022	2023

	(HK$ in thousands)

Equity method investments (1)	224,042	222,870
Equity investments without readily determinable fair values (2)	15,652	15,686
Total	239,694	238,556
(1)	Equity method investments

As of December 31, 2022 and 2023, the Group’s investments accounted for under the equity method totaled HK$224,042 thousand and HK$222,870 thousand, respectively. The Group applies the equity method of accounting to account for its equity method investments over which it has significant influence but does not own a majority equity interest or otherwise control.

In December 2021, the Group invested in a private equity fund by acquiring approximately 10% ordinary equity interest with a total consideration of HK$7,798 thousand. The Group accounts for this as an equity method investment. In September 2023, the Group made an additional investment with a total consideration of HK$11,767 thousand. After the additional investment, the Group acquired approximately 12% equity interest of the private equity. For the year ended December 31, 2021, 2022 and 2023, losses on investment recognized were nil, nil and HK$1,834 thousand, respectively. Based on the Group’s assessment on the recoverable amounts of this equity method investment, as of December 31, 2022 and 2023, no impairment provision on the equity method investment was recognized.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    LONG-TERM INVESTMENTS (Continued)

(1)	Equity method investments (Continued)

In June 2022, the Group invested in a private equity fund by acquiring approximately 16% ordinary equity interest with a total consideration of HK$235,434 thousand. The Group accounts for this as an equity method investment. For the year ended December 31, 2022 and 2023, losses on investment recognized were HK$17,752 and HK$11,663 thousand, respectively. Based on the Group’s assessment on the recoverable amounts of this equity method investment, as of December 31, 2022 and 2023, no impairment provision on the equity method investment was recognized.

(2)	Equity investments without readily determinable fair values

As of December 31, 2022 and 2023, the Group’s equity investments without readily determinable fair values totaled HK$15,652 thousand and HK$15,686 thousand, respectively. In December 2021, the Group invested in a private equity fund by acquiring 2.75% ordinary equity interest with a total consideration of HK$15,596 thousand. Equity securities without determinable fair values of the Group represent investments in privately held companies with no readily determinable fair value. The Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes. As of December 31, 2022 and 2023, no impairment provision on the equity investments without readily determinable fair values was recognized.

10.    OTHER ASSETS

	As of December 31,
	2022	2023

	(HK$ in thousands)
Current:
Deposit	52,863	57,932
Staff advances	18,685	17,667
Others	30,710	59,880
Total	102,258	135,479
Non-current:
Refundable deposit	680,356	932,899
Property and equipment, net (Note 7)	145,837	124,964
Deferred tax assets (Note 25)	84,564	96,820
Intangible assets, net (Note 8)	54,448	72,071
Total	965,205	1,226,754

11.    BORROWINGS

	As of December 31,
	2022	2023

	(HK$ in thousands)

Borrowings from banks (1)	2,480,532	5,651,565

The Group obtained borrowings mainly to support its margin financing business. Those borrowings bear weighted average interest rates of 3.86% and 5.30% as of December 31, 2022 and 2023, respectively.

(1)

The Group has unused borrowing facilities of HK$19,989,078 thousand and HK$17,400,130 thousand from banks as of December 31, 2022 and 2023, of which nil and HK$586,178 thousand are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CNH HIBOR, etc.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2022	2023

	(HK$ in thousands)
Current:
Accrued payroll and welfare expenses	868,646	1,175,838
Tax payables	267,619	327,623
Payables to corporate clients in relation to ESOP management services (1)	314,385	166,879
Accrued advertising and promotion fee	72,137	80,655
Temporary payables in relation to fund distribution services	18,725	45,523
Stamp duty, trading levy and trading fee payables	26,597	31,209
Accrued processing and servicing costs	30,462	34,977
Accrued professional services fee	31,083	15,958
Payables in relation to acquisition	19,196	1,660
Others	57,309	58,682
Total	1,706,159	1,939,004
Non-current:
Deferred tax liabilities (Note 25)	7,414	6,326
Others	6,206	5,857
Total	13,620	12,183
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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On August 16, 2022, December 14, 2022 and September 26, 2023, 64,000,000, 50,000,000 and 25,000,000 shares of Class B ordinary shares were converted to the same number of Class A ordinary shares, respectively.

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

During the year ended December 31, 2021, 2022 and 2023, 5,875,592, 2,968,984 and 2,560,304 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options. During the year ended December 31, 2021, 2022 and 2023, 929,672, 3,138,104 and 5,683,896 shares of Class A Ordinary Shares were issued upon vest of outstanding restricted shares units under the Group’s share-based incentive plans (Note 15).

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

As of December 31, 2021, 2022 and 2023, the Group had repurchased an aggregate of 29,462,760, 121,363,408 and 144,498,392 Class A ordinary shares under these share repurchase programs in the open market, at an average price of US$41.04, US$36.48 and US$36.81 per ADS, or US$5.13, US$4.56 and US$4.60 per share for a total consideration US$151.2 million (HK$1,178.8 million), US$553.2 million (HK$4,324.6 million) and US$664.8 million (HK$5,199.3 million), respectively.

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

As of December 31, 2022 and 2023, the restricted net assets of the Group’s relevant PRC entities amounted to HK$304,377 thousand and HK$304,377 thousand, respectively.

For the year ended December 31, 2023, the Group performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2023 and the condensed financial information of the Company are not required to be presented.

15.  SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Research and development expenses	75,755	145,226	201,033
General and administrative expenses	14,020	44,099	69,560
Selling and marketing expenses	9,138	15,204	20,238
Total share-based compensation expenses	98,913	204,529	290,831

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

For the years ended December 31, 2021, 2022 and 2023, the Group granted 1,080,000, nil and 128,000 stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the years ended December 31, 2021, 2022 and 2023 is included in the table below.

	Options granted	Weighted average
	share number	exercise price per option (US$)
Outstanding at January 1, 2021	19,042,336	0.5628
Exercised	(5,875,592)	0.4365
Granted	1,080,000	0.0444
Forfeited	(905,278)	0.6539
Outstanding at December 31, 2021	13,341,466	0.5703
Exercised	(2,968,984)	0.6110
Forfeited	(386,336)	0.6381
Outstanding at December 31, 2022	9,986,146	0.5556
Exercised	(2,560,304)	0.5574
Granted	128,000	0.6500
Forfeited	(294,480)	0.6368
Outstanding at December 31, 2023	7,259,362	0.5533

The following table summarizes information regarding the share options outstanding as of December 31, 2023 and exercise prices and aggregate intrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2023
			Weighted-
			average
		Weighted-	remaining
		average	exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousand
Options
Outstanding	7,259,362	0.5533	1.63	45,556
Exercisable	4,515,026	0.5643	0.87	28,284
Expected to vest	2,744,336	0.5351	2.89	17,272

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2023.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The weighted average grant date fair value of options granted for the years ended December 31, 2021, 2022 and 2023 were US$18.9219, nil and US$4.9563 per option, respectively.

Options exercised for the years ended December 31, 2021, 2022 and 2023 were 5,875,592, 2,968,984 and 2,560,304, respectively. The total intrinsic value of options exercised during year ended December 31, 2023 was approximately HK$118,913 thousand (US$15,224 thousand).

The fair value of each option granted during 2021, 2022 and 2023 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2021	2022	2023

Risk-free interest rate	0.09%-0.89%	NA	4.13%
Expected term (in years)	5.00	NA	4.00
Expected dividend yield	0%	NA	0%
Expected volatility	40%	NA	40%
Expected forfeiture rate (post-vesting)	15%	NA	15%

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

As of December 31, 2023, there was HK$95,559 thousand (US$12,234 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 2.33 years, and may be adjusted for future changes in estimated forfeitures.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  SHARE-BASED COMPENSATION (Continued)

Restricted Shares Units Plan (Continued)

The following table summarizes activities of the Company’s restricted share units granted to employees under the plan for the years ended December 31, 2021, 2022 and 2023:

		Weighted -
		average grant date
	Shares awarded number	fair value per share(US$)
Outstanding at January 1, 2021	6,067,400	4.6827
Vested	(929,672)	4.6827
Granted	12,105,712	5.7371
Forfeited	(281,576)	5.4426
Outstanding at December 31, 2021	16,961,864	5.6793
Vested	(3,138,104)	5.7371
Granted	14,357,520	5.0877
Forfeited	(1,489,032)	5.5209
Outstanding at December 31, 2022	26,692,248	5.3631
Vested	(5,683,896)	5.0877
Granted	8,769,800	6.1047
Forfeited	(2,500,424)	5.2052
Outstanding at December 31, 2023	27,277,728	5.6734

For the years ended December 31, 2021, 2022 and 2023, the Group granted 12,105,712,14,357,520 and 8,769,800 restricted shares units to employees pursuant to the 2019 Share Incentive Plan, respectively.

As of December 31, 2023, there was HK1,130,550 thousand (US$144,740 thousand) of unrecognized compensation expenses related to the restricted shares units, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.90 years and may be adjusted for future changes in estimated forfeitures.

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

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021,2022 and 2023 as follows:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	2,810,210	2,926,944	4,281,474
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,200,912,670	1,139,377,763	1,104,899,411
Net income per share attributable to ordinary shareholders of the Company - basic	2.34	2.57	3.88
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary Shareholders of the Company	2,810,210	2,926,944	4,281,474
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,200,912,670	1,139,377,763	1,104,899,411
Dilutive effect of share options and restricted share units	18,759,838	11,643,934	14,754,160
Weighted average number of ordinary shares outstanding - diluted	1,219,672,508	1,151,021,697	1,119,653,571
Net income per share attributable to ordinary shareholders of the Company - diluted	2.30	2.54	3.82

For the years ended December 31, 2021, 2022 and 2023, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 357,978, 3,773,963 and 1,525,875 shares on a weighted average basis, respectively.

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

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023

	(HK$ in thousands)
Collateral received from clients	109,296,132	127,758,188
Collateral received from brokers	48,349	203,500
Collateral repledged to commercial banks and other financial institutions	12,326,953	13,326,597

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

The following table summarizes the amounts of market value of securities borrowed and loaned and cash collateral received and deposited as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023

	(HK$ in thousands)
Securities borrowed and loaned (1)	12,786,899	16,106,157
Cash collateral received from borrowers	14,874,210	18,707,651
Cash collateral deposited with lenders	1,889,795	2,663,837
(1)	Borrowed securities include securities borrowed from margin clients under authorization, in this case no cash collateral is required.

18.    BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Brokerage commission income	3,147,610	3,244,255	3,198,444
Handling charge income	765,417	763,387	746,335
Total	3,913,027	4,007,642	3,944,779

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    INTEREST INCOME

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Interest income from:
Bank deposits	197,390	986,387	2,482,866
Margin financing	1,720,473	1,588,569	1,754,056
Securities lending	397,505	499,745	1,053,294
Stock-pledged loans	1,872	135,733	170,566
Treasury bills	—	—	68,556
IPO and other financing	200,958	3,893	7,084
Total	2,518,198	3,214,327	5,536,422

20.    OTHER INCOME

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)

Funds distribution service income	68,856	96,676	265,686
Currency exchange service income	201,030	141,322	133,644
Market information and data income	43,921	41,498	37,053
Enterprise public relations service charge income	96,327	44,033	25,941
Underwriting fee income	86,880	25,350	16,090
IPO subscription service charge income	169,336	6,513	3,714
Others	17,745	36,666	45,089
Total	684,095	392,058	527,217

21.    BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Commission, handling and settlement expenses	524,470	329,225	249,172
IPO subscription service charge expenses	47,689	564	395
Total	572,159	329,789	249,567

22.    INTEREST EXPENSES

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Interest expenses for securities borrowed
Due to brokers	18,624	183,138	722,310
Due to clients	132,034	26,650	15,467
Interest expenses for margin financing
Due to banks	125,002	74,397	171,451
Due to other licensed financial institutions	51,179	8,318	131
Interest expenses for other businesses	50,063	—	1,400
Total	376,902	292,503	910,759

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    PROCESSING AND SERVICING COSTS

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)

Cloud service fee	122,269	216,140	181,241
Market information and data fee	70,387	79,439	82,026
System cost	12,160	28,324	58,709
Data transmission fee	46,289	41,775	44,718
Others	5,898	8,162	9,210
Total	257,003	373,840	375,904

24.    NON-INTEREST COST AND EXPENSES BY NATURE

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Employee compensation and benefits	1,248,682	2,067,204	2,539,858
Marketing and branding	1,163,495	548,348	461,594
Processing and servicing costs (Note 23)	257,003	373,840	375,904
Brokerage commission and handling charge expenses (Note 21)	572,159	329,789	249,567
Rental and other related expenses	106,459	119,854	157,898
Professional services	59,697	135,167	69,324
Depreciation and amortization	36,435	54,714	60,849
Others	111,675	123,706	175,182
Total	3,555,605	3,752,622	4,090,176

25.  TAXATION

Income Tax

1)	Cayman Islands

The Group was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2)	The United States (“U.S.”)

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

The Company’s subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In the years ended December 31, 2021, 2022 and 2023, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

5)	China

The Company’s subsidiaries, the consolidated VIEs and subsidiaries of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise (“HNTE”) to enjoy a reduced 15% EIT rate. Futu Network Technology (Shenzhen) Co., Ltd., one of the Company’s subsidiary, and Shenzhen Futu, the consolidated VIE,  obtained the qualification certificate of HNTE under the EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2022 and 2023 respectively.

According to the relevant EIT Laws jointly promulgated by the Ministry of Finance of the PRC, State Tax Bureau of the PRC, and Ministry of Science of the PRC that became effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). For enterprises that currently enjoy pre-tax deduction for R&D expenses at the ratio of 75%, the pre-tax deduction ratio has increased to 100% during the period since October 1, 2022.

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

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Current income tax expenses	396,512	466,074	763,248
Deferred income tax benefit	(21,431)	(52,112)	(14,769)
Income tax expenses	375,081	413,962	748,479

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  TAXATION (Continued)

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Income before income tax expenses and share of loss from equity method investments	3,185,291	3,358,607	5,040,925
Tax expenses at Hong Kong profit tax rate of 16.5%	524,907	554,005	831,588
Changes in valuation allowance	101,653	(46,798)	65,581
Tax effect of permanence differences	22,047	41,181	49,787
Effect of income tax jurisdictions other than Hong Kong	(32,182)	50,807	20,873
Super deduction of research and development expenses	(62,966)	(86,419)	(132,704)
Final settlement differences	(602)	(3,614)	11,756
Income not subject to tax (1)	(177,776)	(95,200)	(98,402)
Income tax expenses	375,081	413,962	748,479
(1)	This amount mainly represents tax exempted items, including the exempted interest income and offshore income of Futu Securities derived from executing the clients’ orders of US listed securities, etc.

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023

	(HK$ in thousands)
Deferred tax assets
Net operating loss carryforwards	129,248	187,154
Accrued expenses and others	79,098	98,227
Less: valuation allowance	(122,624)	(188,205)
Total deferred tax assets	85,722	97,176
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,158)	(356)
Net deferred tax assets	84,564	96,820

Total deferred tax liabilities	8,572	6,682
Set-off of deferred tax assets pursuant to set-off provisions	(1,158)	(356)
Net deferred tax liabilities	7,414	6,326

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  TAXATION (Continued)

Movement of Valuation Allowance

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Balance at beginning of the year	67,769	169,422	122,624
Additions	108,347	97,727	77,016
Reversals	(6,694)	(144,525)	(11,435)
Balance at end of the year	169,422	122,624	188,205

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

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately HK$671,237 thousand and HK$877,231 thousand, respectively, which arose from the subsidiaries, the VIEs and the VIEs’ subsidiaries established in Hong Kong, the U.S, Singapore and PRC. As of December 31, 2022 and 2023, of the net operating loss carryforwards, HK$625,688 thousand and HK$877,231 thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. Apart from these net operating loss carryforwards that was provided for valuation allowance, the remaining is expected to be utilized prior to expiration considering future taxable income for respective entities.

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

The Group is subject to routine examinations by the applicable local jurisdictions' taxing authorities. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, tax filings of the Company's PRC subsidiaries and the VIEs for tax years 2018 through 2022 remain open to examination by the respective tax authorities. The Group is also subject to the examination of the tax filings in other jurisdictions, most of significant jurisdictions are no longer subject to examinations for tax years before 2017.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.  DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB110,997 thousand, RMB170,012 thousand and RMB220,013 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive income were HK$2,197 thousand, HK$2,568 thousand and HK$3,345 thousand of plan contributions for the years ended December 31, 2021, 2022 and 2023, respectively.

27.  REGULATORY REQUIREMENTS

The Company’s principal broker-dealer subsidiaries, Futu Securities, Futu Clearing Inc., Moomoo Financial Singapore Pte. Ltd and Moomoo Financial Inc. are subject to capital requirements determined by its respective regulators.

Futu Securities, the Company’s subsidiary located in Hong Kong, was subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Futu Securities is required to maintain minimum paid-up share capital and liquid capital.

Futu Clearing Inc. and Moomoo Financial Inc., the Company’s subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital.

Moomoo Financial Singapore Pte. Ltd., the Company’s subsidiary located in Singapore, was subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services License) Regulations, which requires the maintenance of financial resource over its total risk requirement.

The tables below summaries the net capital, the requirement and the excess capital for the Group’s principle broker-dealer subsidiaries as of December 31, 2023:

	As of December 31, 2023
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	9,612,288	1,528,623	8,083,665
Futu Clearing Inc.	5,198,748	375,692	4,823,056
Moomoo Financial Singapore Pte. Ltd.	1,761,901	258,553	1,503,348
Moomoo Financial Inc.	132,522	21,619	110,903

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2023, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.  COMMITMENTS AND CONTINGENCIES

Commitments

The Group’s commitments primarily related to capital contribution obligation for certain private equity investment funds. Total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$74 million and US$72.5 million as of December 31, 2022 and 2023, respectively.

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

As of the date of issuance of the consolidated financial statements, the Group is involved in inquiries initiated by the China Securities Regulatory Commission (the “CSRC”) concerning matters including, among others, providing cross-border securities services for domestic investors. The Group has taken and may continue to take rectification measures based on communication with the CSRC and in accordance with such inquiries from the CSRC. However, there can be no assurance that the measures they have taken or will take in the future will be effective or fully satisfy the CSRC's requirements. In addition, the inquiries from the CSRC also led to the filing of a shareholder class action lawsuit against the Group, alleging that the Group made false and misleading statements regarding the status of providing securities brokerage services in Mainland China. As of the date of this report, the case status of the class action lawsuit is pending, and the Group has limited information to accurately predict if any disciplinary action or punishment will be taken by the CSRC against the Group and/or their responsible officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. Any such disciplinary actions taken against the Group and/or their responsible officers may have a material and adverse impact on their operations and financial results.

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

As of December 31, 2022 and 2023, no provision has been made by the Group for the aforementioned potential loss contingency.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.  RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a)    Cash and cash equivalent

	As of December 31,
	2022	2023

	(HK$ in thousands)
Cash and cash equivalent	349	346

The balance represents the cash deposited by the Group in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)    Amounts Due to Related Parties

	As of December 31,
	2022	2023

	(HK$ in thousands)
Payables in relation to cloud equipment and services from Tencent Group	48,672	55,939
Payables to Tencent Group in relation to ESOP management services	3,822	11,957
Other services from Tencent Group	231	1,122
	52,725	69,018

(c)    Transactions with Related Parties

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)

Cloud service fee	114,386	171,692	152,429
Software purchased	3,869	1,997	1,300
ESOP management service income	640	675	565
SMS channel service fee	1,197	1,018	135
Equipment purchased	45,658	—	—
Other services	135	335	5,006
	165,885	175,717	159,435

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

(d)   Trade related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2022 and 2023, were payables to directors and officers of HK$29,705 thousand and HK$31,545 thousand, respectively. Revenue earned by providing brokerage services to directors and officers and their spouses amounts to HK$1,430 thousand, HK$624 thousand and HK$88 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

30.   SUBSEQUENT EVENTS

The Group evaluated events subsequent to the balance sheet date of December 31, 2023 through the date of issuance of the consolidated financial statements. No material recordable or disclosable events or transactions occurred.