Form 20-F
period 2024-12-31
Futu Holdings Ltd
filed 2025-04-14
CIK 1754581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

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

Arthur Yu Chen

Chief Financial Officer

Telephone: +852 2523-3588

Email: ir@futuholdings.com

34/F, United Centre

95 Queensway, Admiralty

Hong Kong S.A.R., People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing eight Class A ordinary shares, par value US$0.00001 per share)	FUTU	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

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

As of December 31, 2024, 757,568,594 Class A ordinary shares (excluding treasury shares and Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,552,051 Class B ordinary shares, par value US$0.00001 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒ Yes  ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to American depositary shares, each of which represents eight Class A ordinary shares;
●	“average DAUs” are to the average number of DAUs on each trading day during a specific period;
●	“China,” “Mainland China” and the “PRC” are to the People’s Republic of China for the purpose of this annual report and for geographical reference only, except where the context requires, references in this annual report to “China”, “Mainland China” and the “PRC” do not apply to the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and the Taiwan Region;
●	“clients” are to users with brokerage accounts with us;
●	“client asset balance” are to the asset balance in funded accounts;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
●	“Consolidated Affiliated Entities” are to entities that we control wholly or partly through the Contractual Arrangements, namely the VIEs and their subsidiaries, details of which are set out in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“Contractual Arrangements” are to the series of contractual arrangements entered into between the WFOE, the VIEs and the registered shareholders of each of the VIEs, namely, Mr. Li and Ms. Lei Li (as applicable), as detailed in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“DAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or moomoo, at least once on a given trading day. Some visitors may access our platforms using more than one device on a given trading day and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“domestic” are, for the purpose of this annual report and for geographical reference only, to the PRC, an entity organized under PRC laws or an individual who is a holder of PRC nationality and passport, as the context may require;
●	“funded accounts” are to brokerage accounts with us that have a positive account balance;
●	“Futu,” “Group,” “our Group,” “the Group,” “we,” “our” and “us” are to Futu Holdings and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the Consolidated Affiliated Entities, unless the context otherwise requires;
●	“Futu Holdings” and “our company” are to Futu Holdings Limited, a company with limited liability incorporated in the Cayman Islands on April 15, 2014;
●	“Futu Securities” are to Futu Securities International (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability on April 17, 2012 and our wholly-owned subsidiary;

●	“Haikou Futu” are to Haikou Futu Information Services Co., Ltd. (formerly known as Hainan Futu Information Services Co., Ltd.), a company established under the laws of PRC with limited liability on May 25, 2018, and a Consolidated Affiliated Entity;
●	“Hainan Caixuetang” are to Hainan Caixuetang Education Network Technology Co., Ltd., a company established under the laws of PRC with limited liability on December 14, 2020, and a Consolidated Affiliated Entity;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“HK SFC” are to the Securities and Futures Commission of Hong Kong;
●	“Latest Practicable Date” are to March 31, 2025, being the latest practicable date for ascertaining certain information in this annual report;
●	“MAS” are to the Monetary Authority of Singapore;
●	“MAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or moomoo at least once during the calendar month in question. Some visitors may access our platforms using more than one device in a given month and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“MIIT” are to the Ministry of Industry and Information Technology of PRC;
●	“Moomoo Financial Canada” are to Moomoo Financial Canada Inc., a company incorporated in Canada and our majority-owned subsidiary;
●	“Moomoo Financial Singapore” are to Moomoo Financial Singapore Pte. Ltd. (formerly known as Futu Singapore Pte. Ltd.), a company with limited liability incorporated in Singapore on December 17, 2019 and our wholly-owned subsidiary;
●	“Moomoo Securities Australia” are to Moomoo Securities Australia Ltd (formerly known as Futu Securities (Australia) Ltd), a company with limited liability incorporated in Australiaand our wholly - owned subsidiary;
●	“Moomoo Securities Japan” are to Moomoo Securities Japan Co., Ltd., a company incorporated in Japan and our wholly-owned subsidiary;
●	“Moomoo Securities Malaysia” are to Moomoo Securities Malaysia Sdn. Bhd., a company incorporated in Malaysia and our wholly - owned subsidiary;
●	“Mr. Li” are to Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer;
●	“NiuNiu/Moo Community” are to our social network services on Futubull or moomoo platform, including the interactive tools and functions offered on such platform;
●	“professional investor” are to persons as defined under Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (including those prescribed by rules made under section 397 of the Securities and Futures Ordinance);
●	“retail investor” are to an individual investor that purchases securities and other investment assets;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;

●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” and “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“Shensi Beijing” and “WFOE” are to Shensi Network Technology (Beijing) Co., Ltd., a wholly foreign-owned enterprise established under the laws of the PRC on September 15, 2014, and our wholly-owned subsidiary;
●	“Shenzhen Futu” are to Shenzhen Futu Network Technology Co., Ltd., a company established under the laws of PRC with limited liability on December 18, 2007, a Consolidated Affiliated Entity;
●	“Stock Connect” are to the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“users” are to user accounts registered with our applications or websites; and
●	“VIE(s)” are to Shenzhen Futu and Haikou Futu.

Our reporting currency is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.7677 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in, expected growth and the market size of the online and mobile trading and other financial services industry in markets where we operate;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users, clients and third-party business partners;
●	competition in our industry;
●	our proposed use of funds;
●	relevant government policies and regulations relating to our industry; and
●	general economic, business and socio-political conditions in China, Hong Kong, the United States, Singapore and other markets we have businesses or operations.

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

In order to provide certain value-added telecommunication services, internet culture services and other services prohibited from foreign investment in China while ensuring compliance with PRC laws and regulations, Shensi Beijing, our wholly-owned PRC subsidiary, or the WFOE, has entered into a series of contractual arrangements with each of Shenzhen Futu and Haikou Futu, or the VIEs, and their respective shareholders, which we refer to collectively as the Contractual Arrangements in this annual report. The Contractual Arrangements are designed to provide us economic exposure to the VIEs’ operations of value-added telecommunication services, internet cultural services and other services in China where PRC laws prohibit, restrict or impose conditions on direct foreign equity investment in the VIEs. The following diagram illustrates our corporate structure, including our significant subsidiaries and the Consolidated Affiliated Entities, as of the date of this annual report:

Notes:

(1)	“➝” denotes direct legal and beneficial ownership in equity interest (100% ownership unless otherwise indicated).
(2)	“┈” denotes the contractual arrangements that provide the WFOE with the ability to direct the activities of the Consolidated Affiliated Entities through (i) the powers of attorney to exercise all shareholders’ rights of the registered shareholders in the VIEs; (ii) exclusive options to acquire all or part of the equity interest in the VIEs; and (iii) equity pledges by the registered shareholders in favor of the WFOE over the equity interests in the VIEs.
(3)	As of December 31, 2024, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang Education Network Technology Co., Ltd. held a Radio and Television Program Production and Operation License, an ICP License and a Publication Operation License.
(4)	Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Haikou Futu Information Services Co., Ltd.. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.
(5)	Each of Futu Holdings Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities (Hong Kong) Limited owns 20% of the share capital in Futu Trustee Limited.
(6)	Moomoo Financial Singapore Pte. Ltd. was formerly known as Futu Singapore Pte. Ltd.; Moomoo Financial Inc. was formerly known as Futu Inc.; and Moomoo Technologies Inc. was formerly known as Moomoo Inc..

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.”

Financial Information relating to the Consolidated Affiliated Entities

Historically, the Consolidated Affiliated Entities accounted for a small portion of our financial position, results of operations and cash flows. Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2024 and 2023, and results of operations and cash flows for the years ended December 31, 2024, 2023 and 2022 for (i) Futu Holdings; (ii) our subsidiaries (excluding the WFOE); (iii) the WFOE (which is the primary beneficiary of the Consolidated Affiliated Entities); (iv) the Consolidated Affiliated Entities (primarily Shenzhen Futu and its subsidiaries as Haikou Futu did not conduct substantial business during the periods presented); (v) eliminating adjustments; and (vi) consolidated totals (in thousands of HK dollars).

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	2,201,149	9,480,982	4	6,248	—	11,688,383
Cash held on behalf of clients	—	68,639,816	—	—	—	68,639,816
Restricted cash	—	1,121	—	—	—	1,121
Term deposit	—	4,990	—	—	—	4,990
Short-term investments	—	2,411,074	—	—	—	2,411,074
Amounts due from internal companies(1)	8,595,159	5,245,577	1,857	457,214	(14,299,807)	—
Loans and advances	—	49,714,496	—	—	—	49,714,496
Securities purchased under agreements to resell	—	316,301	—	—	—	316,301
Receivables	—	22,843,482	—	—	—	22,843,482
Amounts due from related parties	—	61,200	—	—	—	61,200
Prepaid assets	881	57,921	—	4,695	—	63,497
Investment in subsidiaries(2)	25,666,671	311,620	—	—	(25,978,291)	—
Net assets of the VIEs(2)	—	—	309,974	—	(309,974)	—
Long-term investments	—	573,190	—	—	—	573,190
Operating lease right-of-use assets	—	240,998	—	12,214	—	253,212
Other assets	605	2,169,161	—	16,405	—	2,186,171
Total assets	36,464,465	162,071,929	311,835	496,776	(40,588,072)	158,756,933
Liabilities
Amounts due to related parties	—	79,090	—	—	—	79,090
Amounts due to internal companies(1)	6,290,139	7,929,845	215	79,608	(14,299,807)	—
Payables	—	117,174,317	—	—	—	117,174,317
Borrowings	—	5,702,259	—	—	—	5,702,259
Securities sold under agreements to repurchase	—	2,574,659	—	—	—	2,574,659
Lease liabilities	—	264,134	—	13,147	—	277,281
Accrued expenses and other liabilities	2,163,085	2,687,734	—	94,047	—	4,944,866
Total liabilities	8,453,224	136,412,038	215	186,802	(14,299,807)	130,752,472
Total shareholders’ equity(2)	28,011,241	25,666,671	311,620	309,974	(26,288,265)	28,011,241
Non-controlling interest	—	(6,780)	—	—	—	(6,780)
Total equity	28,011,241	25,659,891	311,620	309,974	(26,288,265)	28,004,461

	As of December 31, 2023
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	23,142	4,900,084	4	14,308	—	4,937,538
Cash held on behalf of clients	—	44,369,310	—	—	—	44,369,310
Restricted cash	—	1,232	—	—	—	1,232
Term deposit	—	5,540	—	—	—	5,540
Short-term investments	—	3,114,613	—	—	—	3,114,613
Amounts due from internal companies(1)	4,756,990	2,165,950	1,898	370,065	(7,294,903)	—
Loans and advances	—	32,547,355	—	—	—	32,547,355
Securities purchased under agreements to resell	—	133,039	—	—	—	133,039
Receivables	—	10,147,648	—	—	—	10,147,648
Prepaid assets	12	52,180	—	2,499	—	54,691
Investment in subsidiaries(2)	21,928,678	237,113	—	—	(22,165,791)	—
Net assets of the VIEs(2)	—	—	235,431	—	(235,431)	—
Long-term investments	—	238,556	—	—	—	238,556
Operating lease right-of-use assets	—	205,542	—	18,550	—	224,092
Other assets	4,791	1,338,147	—	19,295	—	1,362,233
Total assets	26,713,613	99,456,309	237,333	424,717	(29,696,125)	97,135,847
Liabilities
Amounts due to related parties	—	68,761	—	257	—	69,018
Amounts due to internal companies(1)	2,135,156	5,071,897	220	87,630	(7,294,903)	—
Payables	—	64,654,329	—	—	—	64,654,329
Borrowings	—	5,651,565	—	—	—	5,651,565
Lease liabilities	—	218,402	—	19,615	—	238,017
Accrued expenses and other liabilities	9,721	1,859,682	—	81,784	—	1,951,187
Total liabilities	2,144,877	77,524,636	220	189,286	(7,294,903)	72,564,116
Total shareholders’ equity(2)	24,568,736	21,928,678	237,113	235,431	(22,401,222)	24,568,736
Non-controlling interest	—	2,995	—	—	—	2,995
Total Equity	24,568,736	21,931,673	237,113	235,431	(22,401,222)	24,571,731

Selected Condensed Consolidating Statements of Comprehensive Income Information

	2024
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	2,222	13,573,149	—	14,754	—	13,590,125
Intercompany revenues(3)	—	—	—	229,561	(229,561)	—
Total costs(3)	—	(2,664,036)	—	(10,996)	229,561	(2,445,471)
Total expenses	(23,874)	(4,312,906)	—	(186,170)	—	(4,522,950)
Equity in gain of subsidiaries(2)	3,331,177	54,087	—	—	(3,385,264)	—
Income of the VIEs	—	—	54,087	—	(54,087)	—
Others, net	2,133,569	(75,748)	—	7,525	(2,151,718)	(86,372)
Income before income tax expenses and share of loss from equity method investments	5,443,094	6,574,546	54,087	54,674	(5,591,069)	6,535,332
Income tax expense	—	(997,755)	—	(587)	—	(998,342)
Share of loss from equity method investments	—	(103,934)	—	—	—	(103,934)
Net income	5,443,094	5,472,857	54,087	54,087	(5,591,069)	5,433,056
Net loss attributable to non-controlling interest	—	(10,038)	—	—	—	(10,038)
Net income attributable to ordinary shareholders of Futu Holdings Limited	5,443,094	5,482,895	54,087	54,087	(5,591,069)	5,443,094

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	2,792	9,983,684	—	21,942	—	10,008,418
Intercompany revenues(3)	—	—	—	279,145	(279,145)	—
Total costs(3)	(69)	(1,805,433)	—	(9,873)	279,145	(1,536,230)
Total expenses	(21,454)	(3,268,179)	—	(175,072)	—	(3,464,705)
Equity in gain of subsidiaries(2)	4,287,842	97,248	—	—	(4,385,090)	—
Income of the VIEs	—	—	97,248	—	(97,248)	—
Others, net	12,363	19,780	—	1,299	—	33,442
Income before income tax expenses and share of loss from equity method investments	4,281,474	5,027,100	97,248	117,441	(4,482,338)	5,040,925
Income tax expense	—	(728,286)	—	(20,193)	—	(748,479)
Share of loss from equity method investments	—	(13,497)	—	—	—	(13,497)
Net income	4,281,474	4,285,317	97,248	97,248	(4,482,338)	4,278,949
Net loss attributable to non-controlling interest	—	(2,525)	—	—	—	(2,525)
Net income attributable to ordinary shareholders of Futu Holdings Limited	4,281,474	4,287,842	97,248	97,248	(4,482,338)	4,281,474

	2022
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	12,654	7,577,739	—	23,634	—	7,614,027
Intercompany revenues(3)	—	—	—	202,834	(202,834)	—
Total costs(3)	—	(1,186,497)	—	(12,469)	202,834	(996,132)
Total expenses	(78,285)	(2,775,272)	(28)	(195,408)	—	(3,048,993)
Equity in gain of subsidiaries(2)	2,977,254	39,514	—	—	(3,016,768)	—
Income of the VIEs	—	—	39,542	—	(39,542)	—
Others, net	15,321	(230,431)	—	4,815	—	(210,295)
Income before income tax expenses and share of loss from equity method investments	2,926,944	3,425,053	39,514	23,406	(3,056,310)	3,358,607
Income tax expense	—	(430,098)	—	16,136	—	(413,962)
Share of loss from equity method investments	—	(17,752)	—	—	—	(17,752)
Net income	2,926,944	2,977,203	39,514	39,542	(3,056,310)	2,926,893
Net loss attributable to non-controlling interest	—	(51)	—	—	—	(51)
Net income attributable to ordinary shareholders of Futu Holdings Limited	2,926,944	2,977,254	39,514	39,542	(3,056,310)	2,926,944

Selected Condensed Consolidating Statements of Cash Flows Information

	2024
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash generated from/(used in) operating activities(4)	2,230,507	30,947,194	—	(2,222)	(2,179,156)	30,996,323
Advances to Group companies	(286,903)	—	—	—	286,903	—
Receival of advances repayment from Group companies	290,418	—	—	—	(290,418)	—
Investments in subsidiaries	(64,592)	—	—	—	64,592	—
Other investing activities	—	109,488	—	(5,556)	—	103,932
Net cash (used in)/generated from investing activities	(61,077)	109,488	—	(5,556)	61,077	103,932
Proceeds from advances from Group companies	—	286,903	—	—	(286,903)	—
Repayment of advances from Group companies	—	(290,418)	—	—	290,418	—
Capital contribution from Group companies	—	64,592	—	—	(64,592)	—
Other financing activities	20,157	(2,128,462)	—	—	2,179,156	70,851
Net cash generated from/(used in) financing activities	20,157	(2,067,385)	—	—	2,118,079	70,851
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,580)	(138,004)	—	(282)	—	(149,866)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,178,007	28,851,293	—	(8,060)	—	31,021,240
Cash, cash equivalents and restricted cash at beginning of the year	23,142	49,270,626	4	14,308	—	49,308,080
Cash, cash equivalents and restricted cash at end of the year	2,201,149	78,121,919	4	6,248	—	80,329,320

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash used in operating activities(4)	(44,634)	(6,280,963)	(1)	(11,798)	—	(6,337,396)
Advances to Group companies	(3,005,798)	—	—	—	3,005,798	—
Receival of advances repayment from Group companies	3,956,976	—	—	—	(3,956,976)	—
Investments in subsidiaries	(108,418)	—	—	—	108,418	—
Other investing activities	—	(2,437,600)	—	(6,818)	—	(2,444,418)
Net cash generated from/(used in) investing activities	842,760	(2,437,600)	—	(6,818)	(842,760)	(2,444,418)
Proceeds from advances from Group companies	—	3,005,798	—	—	(3,005,798)	—
Repayment of advances from Group companies	—	(3,956,976)	—	—	3,956,976	—
Capital contribution from Group companies	—	108,418	—	—	(108,418)	—
Other financing activities	(863,076)	3,171,033	—	—	—	2,307,957
Net cash (used in)/generated from financing activities	(863,076)	2,328,273	—	—	842,760	2,307,957
Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	65,921	—	123	—	66,352
Net decrease in cash, cash equivalents and restricted cash	(64,642)	(6,324,369)	(1)	(18,493)	—	(6,407,505)
Cash, cash equivalents and restricted cash at beginning of the year	87,784	55,594,995	5	32,801	—	55,715,585
Cash, cash equivalents and restricted cash at end of the year	23,142	49,270,626	4	14,308	—	49,308,080

	2022
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash (used in)/generated from operating activities(4)	(16,691)	3,456,925	(30)	34,727	—	3,474,931
Advances to Group companies	(168,018)	(8,120)	—	—	176,138	—
Receival of advances repayment from Group companies	3,571,337	8,120	—	—	(3,579,457)	—
Investments in subsidiaries	(703,880)	—	—	—	703,880	—
Other investing activities	1,187,185	(1,090,125)	—	(3,201)	—	93,859
Net cash generated from/(used in) investing activities	3,886,624	(1,090,125)	—	(3,201)	(2,699,439)	93,859
Proceeds from advances from Group companies	—	168,018	—	8,120	(176,138)	—
Repayment of advances from Group companies	—	(3,571,337)	—	(8,120)	3,579,457	—
Capital contribution from Group companies	—	703,880	—	—	(703,880)	—
Other financing activities	(3,819,478)	(3,190,043)	—	—	—	(7,009,521)
Net cash used in financing activities	(3,819,478)	(5,889,482)	—	—	2,699,439	(7,009,521)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(244)	(133,476)	—	(1,476)	—	(135,196)
Net increase/(decrease) in cash, cash equivalents and restricted cash	50,211	(3,656,158)	(30)	30,050	—	(3,575,927)
Cash, cash equivalents and restricted cash at beginning of the year	37,573	59,251,153	35	2,751	—	59,291,512
Cash, cash equivalents and restricted cash at end of the year	87,784	55,594,995	5	32,801	—	55,715,585

Notes:

(1)	Represents the elimination of intercompany balances among Futu Holdings, Consolidated Affiliated Entities and our subsidiaries.
(2)	Represents the elimination of the investment in Consolidated Affiliated Entities and our subsidiaries by Futu Holdings.
(3)	Intercompany revenues between (i) Shenzhen Futu and/or its subsidiaries and (ii) our subsidiaries (excluding the WFOE). Shenzhen Futu and its subsidiaries provides software development services, technical consulting services and other services to our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, service fees charged by Shenzhen Futu and its subsidiaries were HK$202.8 million, HK$279.1 million and HK$229.6 million (US$29.6 million), respectively. The intercompany service charge is eliminated at the consolidation level.

Intercompany revenues between Shenzhen Futu and the WFOE. Pursuant to the exclusive technology consulting and services agreement entered into in October 2014, between Shenzhen Futu and the WFOE, which was subsequently amended and restated in May 2015 and further in September 2018, the WFOE had the exclusive right to provide Shenzhen Futu with consulting and services related to, among other things, technology research and development, as well as maintenance of software and hardware. Shenzhen Futu agreed to pay the WFOE a service fee in an amount equal to its annual net income. The WFOE may adjust the amount of service fee based on factors such as the complexity, time spent and the commercial value of the services. On September 30, 2021, a termination agreement was entered into among the WFOE, Shenzhen Futu and its shareholders, pursuant to which the parties agreed to terminate the prior contractual arrangements and replaced them with a new set of agreements. Pursuant to the exclusive business cooperation agreement entered into on September 30, 2021 by and among the WFOE, Shenzhen Futu and its shareholders, Shenzhen Futu engaged the WFOE as the exclusive service provider of technical support, consulting services and other services. Shenzhen Futu agrees to pay the WFOE service fees for any fiscal year in an amount equal to 100% of Shenzhen Futu’s consolidated gross profits of such year, after offsetting the accumulated losses of Shenzhen Futu and its subsidiaries in previous fiscal years (if any) and after deducting working capital, expenditure, taxes and other statutory contributions required in such year. For the years ended December 31, 2022, 2023 and 2024, the WFOE did not charge Shenzhen Futu any service fee.

(4)	For the years ended December 31, 2022, 2023 and 2024, our subsidiaries paid the VIEs technical service fees of HK$148.1 million, HK$132.4 million and HK$150.2 million (US$19.3 million), respectively.

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

	For the year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$

	(in thousands)
Cash paid by our subsidiaries to the VIEs for technical service fee	148,058	132,420	150,214	19,338
Advances from our subsidiaries to the VIEs	8,120	—	—	—
Repayment of advances to our Group by the VIEs	(8,120)	—	—	—

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

Taxation on Dividends or Distributions

Futu Holdings’ source of dividend partly comes from dividends paid by its PRC subsidiaries, including the WFOE, which in part depends on payments received from the VIEs under the Contractual Arrangements. None of our PRC subsidiaries has declared or paid any dividend or distribution to us as of the date of this annual report. We have never declared or paid any dividend on our ordinary shares, and we have no current intention to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

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

Risks Related to Our Business and Industry

●	Our historical growth rates may not be indicative of our future growth, which makes it difficult to evaluate our future prospects.
●	We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.
●	Our online client onboarding procedures historically did not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions in addition to remediation, which may include reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu Securities’ licenses and trading rights, and consequently may adversely affect our business, financial condition, operations, brand reputation and prospects.
●	We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.

●	Our operations and services involve collection, processing, and storage of significant amounts of data concerning our clients, business partners and employees and may be subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. If we fail to comply with the relevant laws and regulations, our business, results of operations and financial condition may be adversely affected.
●	We face significant competition in the online brokerage and wealth management industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.
●	If we are unable to retain existing clients or attract new clients, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.
●	Because our revenues and profitability depend largely on the receipt of transaction-based compensation, they are prone to significant fluctuations and are difficult to predict. Declines in trading volume generally result in lower revenues from trade execution services, which may affect our financial condition, results of operations and prospects. For example, the ongoing tariff war between the United States and other countries around the world as of the date of this annual report could have a material adverse effect on global economic conditions and the stability of global financial markets, which may result in declines in trading volume and therefore affect our financial condition, results of operations and prospects.

Risks Related to Our Operations in China

●	Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	The approval of and/or the filing with the CSRC or other PRC governmental authorities may be required under PRC law in connection with our future offshore offering or listing of securities on a different market and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	The trade war between United States and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our clients reside, and our activities and results of operations may be negatively impacted. Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares or ADSs may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.
●	If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our auditor, we and our investors would be deprived of the benefits of such inspections.
●	The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.

Risks Related to Our Corporate Structure

●	We depend on the Contractual Arrangements to operate a part of our business in China and to hold the necessary licenses for our operations, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities and otherwise may have a material adverse effect as to our business.
●	If the PRC government deems that the Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	The shareholders of the VIEs in China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Risks Related to the ADSs

●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial, and may adversely affect the trading market for the ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.
●	There can be no assurance that we will pay dividends and you must rely on price appreciation of the ADSs for return on your investment.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares that are represented by your ADSs are voted.

Risks Related to Our Business and Industry

Our historical growth rates may not be indicative of our future growth, which makes it difficult to evaluate our future prospects.

We launched our online brokerage business in 2012 and experienced rapid growth in both our businesses since our inception. Our total revenues increased from HK$7.6 billion in 2022 to HK$10.0 billion in 2023, and further to HK$13.6 billion (US$1.7 billion) in 2024. Our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future or our efforts may prove more costly than we currently anticipate such that we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If our growth rate declines or fluctuates, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. In addition, we have limited experience in new services and products launched in the past. As our business develops and we respond to competition, we may continue to introduce new service offerings, adjust our existing services or our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

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

We are subject to extensive regulations and the markets in which we operate, including Hong Kong, Singapore, the United States, Australia, Japan, Canada, and Malaysia, are highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations, investigation and inquiries by the relevant regulators on a regular or ad-hoc basis. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the HK Brokerage Regulations, including, for example, the SFO and its subsidiary legislation. These HK Brokerage Regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong.” In addition, our operations in the United States are subject to applicable United States laws, rules and regulations, or collectively the US Brokerage Regulations, including, for example, the U.S. Securities and Exchange Act of 1934, or the Exchange Act, rules and regulations adopted under the Exchange Act by the U.S. Securities and Exchange Commission, or the SEC, and rules and guidance adopted by the Financial Industry Regulatory Authority, or FINRA. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in the United States.” Also, our operations in Singapore are subject to applicable Singapore laws and regulatory requirements, or collectively the Singapore Brokerage Regulations, including the Securities and Futures Act 2001 of Singapore (2020 Revised Edition), or the SFA, and its subsidiary legislation such as the Securities and Futures (Licensing and Conduct of Business) Regulations, or the SF(LCB)R. In Singapore, we hold a Capital Markets Services License, or CMSL, issued by the Monetary Authority of Singapore, or the MAS, and we are required to abide by relevant regulatory notices and guidelines issued by the MAS. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Singapore.” Moomoo Securities Australia, which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission. Moomoo Securities Japan, which holds the Financial Instruments Business Operators (FIBO) license, is regulated by local regulators including the Financial Services Agency. Moomoo Financial Canada, a dealer member of CIRO and CIPF, is also subject to extensive regulations in Canada. Moomoo Securities Malaysia, which holds a Capital Markets Services License, is regulated by the Securities Commission Malaysia. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

From time to time, Futu Securities, as a HK SFC-licensed corporation may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HK SFC. The HK SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HK SFC may take disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any HK SFC inquiries, reviews or investigations without the consent of the HK SFC. Moomoo Financial Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, have been subject to examinations and enquiries initiated by the SEC and FINRA from time to time. They may also be subject to similar examinations, investigations, enquiries, administrative proceedings or other regulatory actions by such and other regulatory authorities, including individual states where we conduct business. Moomoo Financial Singapore, as a Capital Markets Services Licensee in Singapore, may be subject to similar examinations and regulatory actions initiated by the MAS or other relevant regulatory authorities in Singapore. Our subsidiaries, including Moomoo Securities Australia, Moomoo Securities Japan, Moomoo Financial Canada and Moomoo Securities Malaysia, as licensed corporations in the corresponding markets they operate, may be subject to examinations and regulatory actions by local regulators from time to time. Moreover, we launched crypto trading services through collaboration with licensed third-party exchanges in Hong Kong and Singapore in August 2024. Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact our business and financial condition.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.”

Futu Securities is a licensed corporation under the SFO and may be subject to HK SFC inquiries and investigations from time to time. There remains a risk that at the conclusion of any such inquiries and investigations, the HK SFC may identify misconduct, deficiency or material non-compliance, and take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of Futu Securities’ licenses and trading rights. In such circumstances there also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Regulations following the identification of any such misconduct, deficiency or material non-compliance, which may result in the HK SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our reputation, business, results of operations, financial conditions and prospects.

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

Applicable laws, regulations, guidelines, circulars and other regulatory guidance with regard to online client onboarding procedures remain evolving and are subject to further changes. For the online application procedures followed by certain clients outside Hong Kong to open Hong Kong or U.S. brokerage accounts with us, see “Item 4. Information on the Company—B. Business Overview—Our Services—Retail Services—Account Opening and Fund Transfer—Account Opening.” The HK SFC’s current position on the expressly specified non-face-to-face approaches for account opening, including online account opening, in light of the HK SFC regulatory requirements is summarized in paragraph 5.1 of the SFC Code of Conduct, SFC circulars dated June 28, 2019 and the relevant frequently asked questions (FAQs) and the SFC’s website regarding account opening approaches that the SFC would consider to be acceptable, as updated by the HK SFC from time to time (together, the “SFC Circulars”). There are various methods set out under the SFC Circulars for online account opening, one of which is to use e-certification services provided by certification authorities outside Hong Kong whose electronic signature certificates have obtained mutual recognition status accepted by the Hong Kong government and the relevant local government when onboarding clients. Since September 2021, we have implemented new e-certification procedures through a mutually recognized certification authority as the online client onboarding procedures for our new clients and existing clients (who had not gone through such procedures or other specified methods set out in the SFC Circulars). We have not been subject to any disciplinary action in relation to our online client onboarding procedures. However, we have been and may continue to be subject to inquiries, investigations or disciplinary action by the HK SFC regarding our current and historical client onboarding procedures. See “—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.” There is no assurance that we will be able to achieve full implementation in a timely manner, or at all, with respect to the adoption of e-certification procedures or remediate our account opening or other procedures for all relevant existing clients retroactively or to make further adjustments to our online client onboarding processes as may be required by the HK SFC. We may need to take extensive time and incur additional costs and our customer experience may be adversely impacted. As a result, such remediation or adjustments may have a material adverse impact on our operations, business prospects, user experience and client acquisition and retention. If our online client onboarding procedures are determined by the HK SFC to be, or have been, not in compliance with the applicable laws, regulations, guidelines, circulars and other regulatory guidance, we may be subject to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu Securities’ licenses and trading rights.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

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

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$895.8 million, HK$710.3 million and HK$1,409.3 million (US$181.4 million) in selling and marketing expenses, representing 11.8%, 7.1% and 10.4% of our total revenues in 2022, 2023 and 2024, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

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

Because our revenues and profitability depend largely on the receipt of transaction-based compensation, they are prone to significant fluctuations and are difficult to predict. Declines in trading volume generally result in lower revenues from trade execution services, which may affect our financial condition, results of operations and prospects. For example, the ongoing tariff war between the United States and other countries around the world as of the date of this annual report could have a material adverse effect on global economic conditions and the stability of global financial markets, which may result in declines in trading volume and therefore affect our financial condition, results of operations and prospects.

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

Our business is also subject to general economic and political conditions, in particular the economic and political conditions of the markets in which we operate, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the COVID-19 pandemic and/or eruptions of regional tensions could negatively impact our revenues and profitability. Additionally, starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States, and both China and the United States have each imposed additional tariffs since then, alongside tariffs imposed by the United States on goods from countries around the world announced recently, and China’s counter measures of imposing tariffs on U.S. goods. The United States may in the future impose further tariffs on goods from countries worldwide and these countries may take further counter measures. The potential impact of these tariffs remains uncertain, and it is unclear what retaliatory actions other governments may take. These developments could have a material adverse effect on global economic conditions and the stability of global financial markets. As a result of these risks, our income and operating results may be subject to significant fluctuations. See “—We face risks related to health epidemics, natural disasters and other calamities, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

There have been rising tensions in international economic relations in recent periods, including those between the United States and China. We have business operations and hold relevant licenses in the United States. We cannot assure you that there will not be legislation, rules or further executive orders prohibiting our business operations in the United States. In case of the occurrence of such events, our business will be adversely impacted. Rising trade, political and regulatory tension between the United States and China could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. See also “—The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.”

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

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2022, 2023 and 2024, our brokerage commission income and handling charge income amounted to HK$4,007.6 million, HK$3,944.8 million and HK$6,044.7 million (US$778.2 million), representing 52.6%, 39.4% and 44.5% of our total revenues during the same years, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2022, 2023 and 2024, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$2,088.3 million, HK$2,807.4 million and HK$3,530.4 million (US$454.5 million), representing 27.4%, 28.1% and 26.0% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$986.4 million, HK$2,482.9 million and HK$2,840.8 million (US$365.7 million), representing 13.0%, 24.8% and 20.9% of our total revenues during the same years, respectively. The trend of the level of interest rates is one of the important factors affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

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

Our margin financing, securities lending, IPO loans, and stock-pledged loan businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures arise primarily from loans and advances to borrowers, which include margin loans, IPO loans extended to clients and other advances, mainly collateralized by securities and carried at the amortized cost, net of an allowance for credit losses. As of December 31, 2022, 2023 and 2024, our outstanding loans and advances amounted to HK$26.7 billion, HK$32.5 billion and HK$49.7 billion (US$6.4 billion), respectively. For more information regarding the loans and advances, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loans and Advances” and Note 6 to our consolidated financial statements included in this annual report. Our credit risk exposure may be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or financial instruments. For example, adverse economic effects stemming from rising inflation and recession risk, disruptions to economic activity, or a decline in collateral prices could adversely affect the creditworthiness of certain counterparties, leading to elevated credit risks for us. In addition, our credit risk exposure will also materially increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to fully cover our risk exposure. As of December 31, 2024, we recorded an allowance for credit losses of HK$85.3 million (US$11.0 million). Any expansion of our margin financing, securities lending, IPO loans, and stock-pledged loan businesses could also subject us to greater credit risks and adversely affect our business, prospects and financial conditions.

We have adopted comprehensive internal policies and procedures designed to manage credits risks. For example, with respect to the margin financing business, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. As we incurred losses from and experienced disputes arising out of margin financing historically, we may continue to be exposed to credit risks associated with our margin financing, securities lending, IPO loans, and stock-pledged loan businesses, and we may continue to experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by our clients may be concentrated on a limited number of securities which may result in a concentration of our credit exposures to such securities. As of December 31, 2023 and 2024, a single borrower accounted for 95.92% and 95.91% of our total outstanding balance of stock - pledged loans, with a majority of the collaterals comprising of listed shares in a single company, respectively. In the event we need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities and we may not be able to fully recover the margin value.

In addition, with regard to receivables, there is no assurance that all our counterparties will meet their payment obligations on time, in full or at all. As of December 31, 2022, 2023 and 2024, the balance of our receivables amounted to HK$9.8 billion, HK$10.1 billion and HK$22.8 billion (US$2.9 billion), respectively. If we fail to adequately manage our credit risks and significant amounts due to us are not settled on time, our performance, liquidity, results of operations and financial condition will be adversely affected. See “—Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks, and as a result, our business operations and financial conditions may be adversely affected.”

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

In addition, as part of our services, we post videos for investor education purpose and allow certain of our users to upload and share videos on our platforms through NiuNiu Community. According to the Administrative Provisions on Internet Audio-Video Program Services, the provider of audio-video service is required to obtain the Audio and Video Service Permission. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Internet Service—Regulation on Internet Audio-Visual Program Services.” It is not eligible for us to do so because current PRC laws and regulations require an applicant for the Audio and Video Service Permission to be a wholly state-owned or state-controlled entity. We have not obtained such license for providing internet audio-video program services through our platform in China and may not be able to obtain such license in a timely manner, or at all. We have not received any notices nor have we been subject to regulatory measures from the National Radio and Television Administration as of the date of this annual report. During the years ended December 31, 2022, 2023 and 2024, the revenue generated from relevant internet audio-video program services was less than 0.01% of our total revenue per year and the absence of such license did not have any material adverse impact on our business and operations. However, if we are required to obtain an Audio and Video Service Permission or other additional licenses or approvals in connection with our video-based services in China, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, imposition of fines and termination or restriction of such service offering.

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

Maintaining adequate liquidity is crucial to our business operations. We meet our liquidity needs primarily through cash generated by client trading activities and operating earnings, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our users’ and clients’ confidence, which could result in the loss of client brokerage accounts, or could cause us to fail to satisfy our liquidity requirements. In addition, if we fail to meet the liquidity requirements, regulators could limit our operations.

Factors which may adversely affect our liquidity position include having temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, unanticipated outflows of company cash, fluctuations in cash held in banking or brokerage client brokerage accounts, a dramatic increase in clients’ margin-financing activities, increased capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or client confidence.

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

We derive interest income from depositing clients’ uninvested cash balances in accounts opened with our bank partners. In 2022, 2023 and 2024, we generated HK$986.4 million, HK$2,482.9 million and HK$2,840.8 million (US$365.7 million) in interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platform), or a transfer of cash out of their accounts opened through our platform could reduce our interest income and negatively impact our financial results.

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

Content sourced from third parties is frequently posted on our platform by our employees and users and clients. Although we follow common content management and review practices to monitor the content uploaded to our platform, we may not be able to identify all content that may infringe on third-party rights. We cannot be certain that information posted on our platform and other aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. In addition, we use third-party licensed software for our business and on our platform. Nevertheless, we may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our platform or services or other aspects of our business without our knowledge. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, Singapore, the United States, Australia and/ or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

We are subject to lawsuits and other claims in the ordinary course of our business. Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to information disclosure, client on boarding procedures, sales practices, product design, fraud and misconduct, and control procedures deficiencies, as well as the protection of personal and confidential information of our clients. We may be subject to arbitration claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. See “—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.” and “Item 4. Information on the Company - B. Business Overview - Ongoing Regulatory Actions.” Actions brought against us may result in settlements, injunctions, fines, penalties, suspension or revocation of license, reprimands or other results adverse to us that could harm our reputation. Even if we are successful in defending ourselves against these actions, the costs of defending against such actions may be significant to us. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Such international expansion will also subject us to additional legal and regulatory control and requirements. For example, as a result of our expansion into the United States, Singapore and Australia, we are subject to the US Brokerage Regulations and the Singapore Brokerage Regulations, and are regulated by the Australian Securities and Investments Commission, respectively. For securities including stocks, options and futures traded on major exchanges in the U.S., the Singapore Exchange and the Australian Securities Exchange, we aggregate trade instructions from clients and collaborate with qualified local third-party clearing brokers for execution and settlement. In the case of securities traded on the major U.S. stock exchanges, we also execute and settle some of the transactions through our clearing system platform. From our client’s perspective, the trading process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds under both scenarios. Our wholly-owned subsidiary, Moomoo Financial Inc., is registered with the SEC as a broker-dealer and is a member in good standing with FINRA. Another wholly-owned subsidiary of ours, Futu Clearing Inc., is also a member in good standing with FINRA and Depository Trust & Clearing Corporation, or DTCC, with capacity to provide clearing services in the U.S. As we continue to expand our business in the United States, we will be subject to the rules and regulations imposed by the SEC, FINRA and other regulatory authorities.

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

Our policies and procedures may not be completely effective in detecting suspicious activity and preventing other parties from using us or any of our institutional funding partners as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our institutional funding partners comply with the applicable anti-money laundering laws and regulations, we and our institutional funding partners may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arising from any failure of other online brokerage firms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation. See also “—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.”

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

Although we are an Existing Issuer and accordingly are not required to complete filing with the CSRC immediately, we may be subject to the CSRC filing procedures in the future in connection with our refinancing or other activities and, if required, we cannot predict whether we will be able to complete such filing procedures in time or at all. If we pursue listing in other market or refinancing in the future, we may be subject to the CSRC filing procedures and, if required, there can be no assurance that we will be able to complete such filing procedures in time or at all. If we fail to complete such filing procedures, we may not conduct refinancing or other activities which are subject to the New Filing Rules, or we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. In addition, given that the New Filing Rules were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

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

The trade war between United States and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our clients reside, and our activities and results of operations may be negatively impacted. Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares or ADSs may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

The United States has in the past imposed additional import tariffs on specified products imported from China. As a result, China has responded by imposing retaliatory tariffs on goods exported from the United States. Although we are not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in China and other markets as well as the financial condition of our clients. With the potential decrease in the spending powers of our target clients, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares or ADSs may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

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

On November 22, 2022, SAMR published the Anti-unfair Competition Law of the PRC (Revision Draft for Comments), or the Revision Draft of Anti-unfair Competition Law, which had a comment period expired on December 22, 2022. The Revision Draft of Anti-unfair Competition Law set forth specific rules to regulate activities disturbing market competition order in the process of developing data economy area and stipulates that business operators shall not use algorithms, technologies, capital edges and platform rules to conduct unfair competition activities. On December 25, 2024, SCNPC promulgated the Revision Draft of Anti - unfair Competition Law reviewed by it, which reemphasized the specific rules to regulate unfair competition in the data economy area. As of the date of this annual report, the Revision Draft of Anti-unfair Competition Law has not been officially implemented.

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

Futu Holdings is a holding company incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Hong Kong Taxation.” As of December 31, 2024, the total retained earnings of our subsidiaries and the Consolidated Affiliated Entities located in China accounted for a relatively small portion of our total retained earnings and we currently do not have any plan to make offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our auditor, we and our investors would be deprived of the benefits of such inspections.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong and our auditor was subject to that determination. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Although the vast majority of our business is conducted in Hong Kong, we depend on the Consolidated Affiliated Entities (in which our Cayman Islands holding company does not have equity direct or indirect interest apart from the Contractual Arrangements) to conduct a part of our business in China and to hold the necessary licenses for our operations, such as the Internet Content Provider License. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations Historically, such operations constituted an immaterial portion of our consolidated total revenues and total assets. In 2022, 2023 and 2024, we generated 0.3%, 0.2% and 0.1% of our total revenues through the Consolidated Affiliated Entities in China, respectively, whose assets accounted for 0.1%, 0.1% and less than 0.1% of our total assets during the same years, respectively. For a description of the Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” The Contractual Arrangements may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities. If the VIEs or their shareholders fail to perform their obligations under the Contractual Arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

The PRC government regulates internet-based businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in internet-based businesses. Specifically, the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the Negative List, which came into effect on November 1, 2024 and replace the previous version provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service, domestic multi-party communications service, store-and-forward service, and call center service provider which does not apply to us.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, in June 2023, a securities class action lawsuit was filed against us and some of our senior executive officers, alleging defendants misrepresented our regulatory compliance and failed to disclose that we were operating in China without a brokerage license. As of the date of this annual report, this securities class action has been dismissed. This action and any similar class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of the Latest Practicable Date, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Huang River Investment Limited, an existing shareholder of ours, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 31.9% of our total issued and outstanding share capital and approximately 90.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure.

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

There can be no assurance that we will pay dividends and you must rely on price appreciation of the ADSs for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors declared a special cash dividend of US$0.25 per ordinary share, or US$2.00 per ADS in 2024, but we cannot guarantee that additional dividends will be paid in the future. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law either (i) to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or (ii) to obtain copies of register of members of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the Consolidated Affiliated Entities as being owned by us for United States federal income tax purposes, not only because the Contractual Arrangements provide us with the ability to direct the activities that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2024. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

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

We may be, in the future, involved in class action lawsuits in the United States. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. See “—The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.”

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

Futu Securities International (Hong Kong) Limited, or Futu Securities, was incorporated under the laws of Hong Kong in April 2012 by Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer. In October 2012, Futu Securities became a securities dealer registered with the HK SFC by obtaining a Type 1 License for dealing in securities. Futu Securities obtained a Type 2 License for dealing in future contracts, a Type 4 License for advising on securities, a Type 9 License for asset management, a Type 5 License for advising on future contracts, a Type 7 License for providing automated trading services and a Type 3 License for leveraged foreign exchange trading from the HK SFC, subsequently in July 2013, June 2015, July 2015, August 2018, August 2019 and December 2020, respectively. In 2024, Futu Securities upgraded the Type 1 License to provide virtual asset dealing services to both retail and professional investors in Hong Kong. In October 2014, Mr. Li transferred all of Futu Securities’ shares to Futu Holdings Limited, or Futu Holdings, our holding company.

In April 2014, Futu Holdings was incorporated under the laws of the Cayman Islands as our holding company. In May 2014, Futu Securities (Hong Kong) Limited was incorporated under the laws of Hong Kong as a wholly-owned subsidiary of Futu Holdings. Futu Securities (Hong Kong) Limited established two wholly-owned PRC subsidiaries, Shensi Network Technology (Beijing) Co., Ltd., or Shensi Beijing, and Futu Network Technology (Shenzhen) Co., Ltd., or Futu Network, in September 2014 and October 2015, respectively. We also refer to Shensi Beijing as the WFOE in this annual report. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, the WFOE later entered into a series of contractual arrangements with Shenzhen Futu and Haikou Futu and their shareholders. In this annual report, we refer to Shenzhen Futu and Haikou Futu as the VIEs and the related contractual arrangements as the Contractual Arrangements. For more details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” As a result of our ownership in the WFOE and the Contractual Arrangements, we are regarded as the primary beneficiary of the VIEs and their subsidiaries. We treated the VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

We operate our business mainly through Futu Securities, which is a HK SFC-regulated entity that holds the relevant licenses related to our securities brokerage and wealth management product distribution business. In 2022, 2023 and 2024, Futu Securities generated revenues of HK$6.5 billion, HK$7.7 billion and HK$10.0 billion (US$1.3 billion), accounting for 85.1%, 77.4% and 73.9% of our total revenues, respectively. As of the end of the same years, the assets of Futu Securities amounted to HK$83.0 billion HK$77.5 billion and HK$117.1 billion (US$15.1 billion), accounting for 87.8%, 79.8% and 73.7% of our total assets, respectively, taking intercompany transaction offset into consideration. We also conduct research and development activities in China through Futu Network and the VIEs. In 2022, 2023 and 2024, Futu Network and the Consolidated Affiliated Entities together generated revenues of HK$29.6 million, HK$31.7 million and HK$83.0 million (US$10.7 million), accounting for 0.4%, 0.3% and 0.6% of our total revenues, respectively. The total assets of Futu Network and the Consolidated Affiliated Entities amounted to HK$847.2 million, HK$687.1 million and HK$483.1 million (US$62.2 million), accounting for 0.8%, 0.7% and 0.3% of our total assets, respectively, as of the end of the same years, taking intercompany transaction offset into consideration.

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

In October 2020, Moomoo Financial Singapore Pte. Ltd., or Moomoo Financial Singapore, our wholly-owned subsidiary in Singapore, obtained the Capital Markets Services License (CMSL) from the Monetary Authority of Singapore. In 2024, Moomoo Financial Singapore became the first online broker to receive approval for Major Payment Institution License – Digital Payment Token Service from the Monetary Authority of Singapore.

In November 2021, we acquired 100% of the issued share capital of an Australian company and renamed it Moomoo Securities Australia, and it became our wholly-owned subsidiary. Moomoo Securities Australia holds an Australian Financial Services License (AFSL).

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

In November 2021, we established Moomoo Securities Malaysia, a wholly owned subsidiary in Malaysia. Moomoo Securities Malaysia holds Capital Markets Services License granted by the Securities Commission Malaysia.

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

A securities brokerage service provider at inception, we are now an all-rounded online financial services platform, seamlessly integrating services and products including trading, wealth management product distribution, market data and information, user community, investor education, and institutional and corporate services with a focus on the online securities brokerage market. As an intuitive and easy-to-navigate platform, we are serving approximately 25.1 million users as of December 31, 2024. We provide a comprehensive range of investment products, including equities and derivatives across major global exchanges, margin financing and securities lending, as well as fund and bond investments, leveraging licenses, registrations and memberships across Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia and Europe. Our vibrant user community further engages our users and provides them with direct access to listed companies, fund houses, exchanges, media and research institutions that have accounts in our user community through communication with their representatives. In addition, our platform equips our users with necessary investment knowledge for them to make informed investment decisions.

Our platform has attracted and gathered a vast base of high-quality users and clients, with the average client age of 38 and average funded account assets of around HK$310,000 on our platform as of December 31, 2024. The emerging affluent and tech-savvy population we primarily serve allows us to pursue the massive opportunity in the digitalization of the securities brokerage and wealth management industry. We grow our client base mainly through word-of-mouth referrals, organic traffic as well as online and offline marketing and promotional activities. We attach great importance to our marketing promotional efforts which became increasingly important during our international expansion.

We have developed a proprietary and automated technology infrastructure encompassing every aspect of our business operation, from account opening, fund transfer, trading and investment to risk management. Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, has over 20 years of experience and expertise in the technology and internet sectors in China. Mr. Li is directly in charge of our technology committee, which is responsible for formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. Our technology infrastructure provides us with crucial advantages:

●	Integrated cross-market platform. We have developed an easy-to-use and highly integrated cross-market system which allows our clients to view and execute trades in different markets as a unified one from a single platform, with streamlined functionality extending from core trading, real-time risk management to multi-currency, multi-market settlement.
●	Security and stability. Our platform features an automated multi-level protection mechanism and strict security measures such as data encryption and a two-factor authentication, to protect our clients’ personal information and trading data.
●	Agility and scalability. Our platform is built on a cloud-based distributed infrastructure and highly modularized architecture, each component of which can be separately upgraded and replaced, significantly reducing the launch cycle, accelerating response time, and enhancing scalability. We were able to offer completely online-based account opening services within ten days from HK SFC’s release of relevant guidance in July 2018.
●	Big data and AI capabilities. We have established an intelligent risk control platform built on our proprietary algorithms, which is capable of analyzing different types, sources and stages of risks and providing margin ratio adjustment recommendations and early risk warnings. We have also developed AI-based customer service function leveraging our big data analytics and natural language processing capabilities. In 2024, we launched an AI stock analysis feature on Futubull for eligible investors. This feature covers various data and information sources, including news, technical analysis, and capital flows for Hong Kong and U.S. stocks, allowing investors to quickly grasp stock movement information and better seize trading opportunities. Additionally, we introduced an AI summary feature that automatically extracts corporate announcement contents for U.S. and Hong Kong stocks on Futubull and moomoo, making it easier for investors to understand key information in the announcements efficiently.

As we continue to strengthen our brand recognition across markets where we operate and iterate on online and offline marketing campaigns and promotional activities, we have achieved significant growth in our user and client base, client assets, and revenues. Our funded accounts increased from 1,486,980 as of December 31, 2022 to 1,710,106 as of December 31, 2023, and further to 2,411,324 as of December 31, 2024. In 2024, we achieved 41.0% year-over-year growth in our total number of funded accounts. Our total client asset balance increased from HK$417.5 billion as of December 31, 2022 to HK$485.6 billion as of December 31, 2023, and further to HK$743.3 billion (US$95.7 billion) as of December 31, 2024. Our total revenues grew from HK$7.6 billion in 2022 to HK$10.0 billion in 2023, and further to HK$13.6 billion (US$1.7 billion) in 2024. We had a net income of HK$2.9 billion in 2022 and of HK$4.3 billion in 2023, and our net income further grew to HK$5.4 billion (US$0.7 billion) in 2024.

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

Our primary platform, Futubull, is mainly available to users based in Hong Kong and Mainland China (limited to users who downloaded the Futubull app prior to May 19, 2023). Futubull allows investors to trade securities across major exchanges in Hong Kong, United States, Japan and Singapore quickly and securely. Eligible investors can also trade qualified securities under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. Futubull provides investors with access to margin financing and securities lending as well.

As part of our international expansion, we developed and launched moomoo, the international version of Futubull, first in United States in 2018, later in Singapore in March 2021 and Australia in 2022. Our moomoo platform provides tailored services to clients in United States, Singapore and Australia through our local licensed entities Moomoo Financial Inc., Moomoo Financial Singapore and Moomoo Securities Australia, respectively. In October 2022, we launched moomoo in Japan, initially as a social media network and analytical platform for investors, providing services including market data, financial news, paper-trading and an investment community to users in Japan through our licensed entity Moomoo Securities Japan, under local regulatory requirements. In September 2023, we launched our securities business in Japan, introducing U.S. equities trading to clients in Japan. We have continued to expand our product offerings to our clients in Japan, who now have access to a broad suite of product capabilities such as Japanese stock trading, tax-exempt Nippon Individual Savings Account (NISA) (Growth and Tsumitate), Japanese-domiciled mutual funds, and margin trading on U.S. stocks. Our global presence also grew in 2023 with our entry into two new markets, namely Malaysia and Canada. We launched moomoo platform in Malaysia in May 2023, providing services including market data, financial news and paper trading. In February 2024, moomoo officially launched Malaysian and U.S. stocks trading in Malaysia. We have seen robust growth momentum and received encouraging user feedback since our launch in Malaysia. The number of clients in Malaysia surpassed 100,000 within two months of launch. Moomoo platform made its debut in Canada in August 2023, providing services such as market data and investment community for investors. In the following month, we launched our brokerage business in Canada by enabling Canadian investors to trade U.S stocks. Building on this success, we expanded our services in October 2023 to include Canadian stocks trading.

We offer wealth management product distribution services through our Money Plus brand on our Futubull and moomoo platforms, where our clients have access to a suite of mutual funds, private funds, structured products and bonds. In addition to our core investment offerings, we also provide our users with a variety of value-added services designed to facilitate the investing process, including real-time stock quotes, market data and news as well as an interactive user community where our users can exchange investment views and experience. We offer corporate services such as IPO distribution, investor relations and marketing, as well as ESOP solution services. We provide institutional clients with market data, trading, reporting, and other financial value-added services needed for trading and portfolio management. We also provide trust services to corporate clients.

Our platform is underpinned by a premier user experience. We provide completely online-based account-opening services. We have streamlined the account opening, fund transfer and trade execution processes on our platform to provide convenient and seamless investment experiences. In general, account opening on our platform requires filling out an online application which takes less than three minutes, followed by verification procedures facilitated by automated risk management systems. We also provide easy-to-use fund transfer services facilitating swift deposit and withdrawal of funds, allowing for bank-to-brokerage fund transfers in as fast as a few seconds. In addition, we provide our users and clients with access to all of our products and services from a single profile on our platform.

We serve both users and clients. Our “users” access Futubull and moomoo through our mobile or desktop applications or our website with registered user accounts. Our “clients” are our users who have brokerage accounts with us; and our “funded accounts” are brokerage accounts with us that have a positive account balance. For clients with multiple funded accounts, we attribute to their unique identity and count once. Multiple funded accounts by one client are also counted as one funded account.

Our Services

We provide our users and clients with a comprehensive set of services throughout their investing experience. Our core services include trade execution, margin financing and securities lending, as well as wealth management product distribution. We provide a variety of value-added services in addition to our core offerings, many of which are free of charge, to address our clients’ broader investment demands as well as increase general client engagement. All our services can be accessed through our platforms with a single profile across various terminals. The following diagram illustrates the comprehensive services we provide to our users and clients:

Retail Services

Account Opening and Fund Transfer

Account Opening

Our users and clients can access all of our products and services with a single profile created on our platform. Opening a brokerage account has historically been a time-consuming and paper-intensive process. In developing our platform, we intended to reduce unnecessary friction and meaningfully improve the account opening process, which we believe is a significant driver of our client base growth. Our clients can trade multiple products across various exchanges from a single universal account. Users can complete an account opening application online in as little as three minutes on our platform.

For investors who are residents in Hong Kong and other overseas markets where we operate, the two steps involved in opening brokerage accounts with us are set forth below:

●	Step 1: Online application. Users of our Futubull or moomoo platform, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel.

●	Step 2: Verification procedures. Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. We automatically use the information provided by the user to perform know-your-client and anti-money laundering screening. If a user’s application passes the screening and/or complies with applicable laws, regulations and procedures, the user is approved for a brokerage account. When we discover errors or inconsistencies during our examination of the applications, a second tier of review may require the users to go through a few additional steps to authenticate their identities or verify their credentials.

For residents in Hong Kong, the prospective client can choose to complete such procedures either online or offline.

o	Online: A prospective client is required to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the brokerage account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions, and (iii) transfer a minimum of HK$10,000 or US$1,500 into the brokerage account from that personal bank account, or mail to us a cheque in such amount together with relevant identification documents. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed, and the brokerage account will be automatically opened.
o	Offline: A prospective client is required to meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

The vast majority of our clients have opened accounts with us online. For further details on our verification procedures, see “—Risk Management—Securities Brokerage Service Risk Management.”

Corporates and institutions that would like to open an account with us are required to satisfy our counterparty risk requirements, such as providing a deed of guarantee. In addition, we perform our due diligence procedures (including but not limited to, obtaining and verifying its identity and its ultimate beneficial owner, and conducting background check and client risk assessments) in accordance with the anti-money laundering guidelines issued and updated by the HK SFC and MAS from time to time. After the client is onboarded, we monitor their transactions and conduct due diligence on an ongoing basis.

Fund Transfer

We provide timely and free fund transfer services to our clients, enabling them to capture fast-moving investment opportunities. We support various fund transfer methods for payment of Hong Kong dollar, US dollar, offshore RMB, Singapore dollar, Australian dollar, Japanese Yen, Malaysian Ringgit and Canadian dollar. For payment from Hong Kong bank accounts, we support fund transfer via electronic direct debit authentication (eDDA), bank-securities account transfer, fast payment system (FPS), internet banking, ATM/over-the-counter transfer and cheque. For payment from bank accounts of other overseas regions, we support fund transfer via ACH, wire transfer, telegraphic transfer, direct debit authentication (DDA) and/or other local payment apps. In particular, bank-to-brokerage fund transfers can be completed in as fast as a few seconds, and are normally completed within five minutes. We do not allow payment from PRC bank accounts, and we do not provide service of currency conversion from Renminbi to other currencies. For cash withdrawals, we do not charge our clients any withdrawal fees from their brokerage accounts.

As the technologies and practices in connection with online brokerage accounts opening services are in the early stages of development, we are subject to evolving laws, regulations, guidelines, and other regulatory requirements with respect to our online account opening procedures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our online client onboarding procedures historically did not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions in addition to remediation, which may include reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu Securities’ licenses and trading rights, and consequently may adversely affect our business, financial condition, operations, brand reputation and prospects.”

Trading Execution

We provide easy-to-use trade execution services, allowing our clients to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets. We serve clients from different countries and regions through our licensed subsidiaries in the markets where we operate:

●	Hong Kong: We operate our securities brokerage business in Hong Kong through Futu Securities, our wholly-owned subsidiary incorporated in Hong Kong. We have been licensed by the HK SFC to carry out securities dealing and have become a participant of the Hong Kong Stock Exchange as a licensed broker since 2012. We also cooperate with CCASS to provide clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange and stocks qualified under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. In 2024, Futu Securities uplifted its Type 1 License with HK SFC to provide virtual asset dealing services.
●	Singapore: We carry out our operations in Singapore through our Singapore-incorporated subsidiary Moomoo Financial Singapore, a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services License.
●	The U.S.: We carry out our operations in the U.S. through our U.S.-incorporated subsidiaries, including Moomoo Financial Inc., a licensed broker-dealer in the U.S., and Futu Clearing Inc., a licensed provider of clearing and settlement services for securities transactions in the U.S. financial markets through the Depositary Trust Clearing Corporation and its subsidiaries.
●	Australia: We carry out our operations in Australia through our Australia-incorporated subsidiary, Moomoo Securities Australia, which holds an Australian Financial Services License granted and regulated by the Australian Securities and Investments Commission.
●	Japan: We carry out our operations in Japan through our Japan-incorporated subsidiary Moomoo Securities Japan, a licensed corporation registered with the Financial Services Agency.
●	Canada: We carry out our operations in Canada through our Canada-incorporated subsidiary Moomoo Financial Canada, a dealer member of CIRO and CIPF.
●	Malaysia: We carry out our operations in Malaysia through our Malaysia-incorporated subsidiary Moomoo Securities Malaysia, a licensed corporation regulated by Securities Commission Malaysia.

We provide comprehensive order types to meet our clients’ different trading strategies, including limit/market order, auction limit/market order, odd-lot order, stop loss limit/market order, touch limit/market order, trailing stop loss limit/market order and TWAP (time-weighted average price) /VWAP (volume-weighted average price) order. We continued to innovate on product offerings to meet diversified needs and lower investment barrier. We offer odd lots trading for Hong Kong, Japan and Singapore stocks. We also provide fractional shares trading for eligible U.S. stocks or ETFs, which allows clients to invest in U.S. shares using either a specified cash amount or fractional shares, with as little as five dollars. We are the first online broker in Hong Kong to offer access to eligible U.S. stocks and ETFs trading 24 hours a day, 5 days a week, and later expanded such capability to other international markets as well, thereby enhancing the flexibility and accessibility of U.S. stock trading for our clients in Asia. In addition, we provide API services that allow clients to trade through our platform using their own programs.

The trade execution process is entirely online and automated. We aggregate orders simultaneously and form trading instructions which are subsequently delivered to respective exchanges. Funds or securities are then transferred to or from our accounts upon settlement, which we then further remit back to the relevant brokerage accounts, after deducting the fees for our securities brokerage services, and are normally settled within two business days.

Prior to using our platform for the first time, our users and clients are required to accept our standard general terms and conditions which set out the key terms to our operations, and include other provisions such as anti-money laundering and data privacy.

As a licensed securities broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and CCASS, we can independently manage all steps involved in processing securities transactions, including order confirmation, receipt, settlement, delivery, dividend collection and record-keeping, for securities listed on the Hong Kong Stock Exchange, including stocks, ETFs, warrants, options, futures, callable bull/bear contracts and stocks under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. We also provide new share subscription and proprietary grey market trading services (also known as dark pool trading services) for IPOs on the Hong Kong Stock Exchange. Additionally, we had throttling controllers connected to the trading system of the Hong Kong Stock Exchange, allowing us to execute a large number of trading transactions simultaneously and respond quickly to sudden surges in order volumes. As of December 31, 2024, we were capable of processing more than 1,000 Hong Kong listed securities trades per second.

For securities listed on major exchanges in Canada and Australia, we aggregate trade instructions from clients and collaborate with qualified third-party clearing brokers for execution, settlement and clearing. In most cases, the agreements we enter into with such third-party clearing brokers are for an indefinite term, charging a tiered commission rate which they deduct directly from our account with them. We execute, self-clear, and settle trades for securities listed on major U.S. stock exchanges, Singapore exchange and Bursa Malaysia.

From our client’s perspective, the trading process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds. We intend to further enhance our self-clearing coverage and continue to develop our self-clearing business. We also provide new share subscription services in relation to selected IPOs on the New York Stock Exchange, the Nasdaq Stock Market, Singapore Exchange, and Bursa Malaysia.

We sustainably charge a competitive brokerage commission rate for online trading as compared to most of our market peers. In general, our revenues from securities brokerage services include brokerage commissions and handling charges from our clients, which are recognized on a trade-date basis when the relevant transactions are executed.

In 2024, the total value for transactions executed through our platforms with respect to securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. reached HK$1,740.3 billion (US$224.0 billion) and HK$5,896.1 billion (US$759.1 billion), respectively, compared to HK$1,140.9 billion and HK$3,012.6 billion, respectively, in 2023, and HK$1,571.6 billion and HK$3,172.7 billion, respectively, in 2022.

In August 2024, we launched crypto trading services through collaboration with licensed third-party exchanges for our clients in Hong Kong and Singapore. As of the Latest Practicable Date, non-professional investors in Hong Kong can trade four cryptocurrencies, while professional investors can trade 18 cryptocurrencies. In Singapore, clients can trade six cryptocurrencies. We charge a competitive crypto trading commission rate as compared to most of our online broker peers. We pay third-party exchanges commission fees as our costs. We provide real-time market data for cryptocurrencies.

We execute our clients’ orders by routing to third-party exchanges, which clear and act as custodians of the cryptocurrency assets. All clients’ cryptocurrencies are held in qualified hot and cold storage facilities located in Hong Kong and Singapore. We have implemented control measures to ensure that crypto trading services are not provided to users and clients based in jurisdictions where cryptocurrency trading is restricted or prohibited, such as Mainland China. We do not hold any cryptocurrencies as of the date of this annual report.

Margin Financing and Securities Lending Services

We provide real-time and cross-market securities-backed financing to clients. Our margin financing and securities lending services have grown rapidly since introduction, reflecting our ability to cross-sell and our clients’ receptivity to sophisticated investing services. As of December 31, 2022, 2023 and 2024, our margin financing and securities lending balance was HK$26.6 billion, HK$33.1 billion and HK$50.9 billion (US$6.6 billion), respectively.

Margin Financing

We offer margin financing services in all markets we operate. All financing extended to our clients is secured by acceptable securities pledged to us. Our trading system can automatically pledge cross-market assets so that the value in a client’s brokerage account, which may include cash in different currencies and acceptable securities listed on different markets, will be aggregated when calculating the value of the client’s collateral based on real-time market foreign exchange rates. This provides significant efficiencies as it eliminates the costs and procedures involved in cross-market currency translation or exchange.

Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is determined based on the value of the securities of his or her brokerage account. Our eligible clients need to open margin financing accounts with us to enjoy such services. The eligible clients need to confirm the use of margin financing services when the funds in their accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines.

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

When we launched our margin financing business, we financed mostly from our own working capital and shareholder loans. We have since diversified the funding source of our margin financing through collaboration with our long-term independent third-party financial institution partners, which are all licensed banks or securities firms in the jurisdictions where we operate. We combine collateral from our clients into portfolios and pledge the portfolios to financial institutions for excess liquidity.

As of December 31, 2022, 2023 and 2024, the number of our margin financing clients was 139,366, 144,980 and 184,477, respectively, with balance of margin financing amounted to HK$24.7 billion, HK$30.6 billion and HK$47.8 billion (US$6.2 billion), respectively.

Securities Lending

For clients who trade securities listed on the Hong Kong Stock Exchange and major exchanges in the U.S., we offer securities lending service which allows our clients to pursue short-selling strategies. We launched our securities lending services for U.S.-listed securities in February 2017 and for Hong Kong-listed securities in December 2020. To borrow securities, our clients must pledge cash or acceptable securities from their brokerage accounts with us. For securities lending that we collaborate with third-party partners, the interest rate that we charge our clients is based on an annualized interest rate charged by our securities lending partners, plus a certain premium that we earn as interest income which is calculated based on the market value of securities borrowed by our clients, the duration of the borrowing and the short-selling interest rate.

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

Wealth Management Product Distribution Services

We offer online wealth management product distribution services under Money Plus brand through our Futubull and moomoo platforms, which provide our clients with access to mutual funds, private funds, bonds, structured products and other wealth management products, catering to their different investment targets and risk preferences. Our income generated from wealth management product distribution services is mainly categorized as other income in our financial statements.

●	Mutual Funds. We selectively work with established fund houses to distribute their fund products, including money market, fixed income, equity, balanced and commodity fund products. In addition, our clients can opt to automatically invest idle cash in their accounts to money market funds to earn interest, which can be redeemed upon trading. Our clients can also choose to rebalance their fund allocation manually or automatically according to portfolio changes made by selected portfolio managers. We currently charge zero subscription fees from our clients, and share management fees based on negotiated commercial terms with the fund houses that provide mutual fund products, generally on a non-exclusive basis, such agreement being effective for an indefinite period.
●	Private Funds. In June 2020, we began to offer private funds on Futubull, covering strategies such as equity long/short, credits, private equity, and real estate, to professional investors only. In 2023, we began to offer private funds on moomoo to accredited investors in Singapore as well. Clients can view private funds information and make purchases on Futubull and moomoo. Usually, subscription or redemption of private fund products can be made on a periodical basis. Clients can register an order on the platform, which records the order information but does not immediately make the subscription or redemption of the fund products. The subscription or redemption only happens after the deadline for the subscription or redemption of the private fund products has passed. We collect client orders and submit them to the corresponding fund houses after the deadline of the subscription or redemption of the private fund products. After the fund houses confirm the subscription or redemption orders, for the subscription orders, we will confirm the shares of funds to the clients, and for the redemption orders, we will confirm the net asset value and transfer the amount to the clients’ accounts after receiving the proceeds from the fund houses. We charge a subscription fee on the private funds in most cases, which will be deducted from clients’ accounts. Along with the subscription payment, we share management fees and, in some cases, incentive fees with the fund houses.

●	Structured products. In June 2022, we started to offer structured products on Futubull. In 2024, we extended our capabilities to provide structured products on moomoo to accredited investors in Singapore as well. As of December 31, 2024, we offer a variety of structured notes including Decu, Sharkfin, FCN and U.S. treasury reverse convertible notes to professional investors. These types of notes usually have certain fundraising period when clients can subscribe for the notes, and we will aggregate and place the orders to the issuers after the fundraising period. Also, clients can customize the notes in terms of structures, knock-out barriers, coupons and all other variables.
●	Bond Trading. We launched our bond trading services on Futubull and moomoo for fixed income securities in September 2020 and February 2023, respectively. For bond trading, we charge the individual funded account a fixed commission rate based on the trading volume, a platform service fee per transaction and an annualized fee on settlement as custodian. We do not charge bond issuers any fees.
●	Cash Sweep. We started to offer cash sweep services to Moomoo Financial Inc. clients in November 2021 per their consent. Cash sweep services automatically deposit a client’s idle U.S. dollar cash into interest-earning bank accounts maintained by us every working day. This service allows clients to earn interest income on their idle cash, while such cash remains available for trading as the cash deposited in the bank (“swept cash”) can be redeemed upon trading. When clients’ idle cash (including swept cash) is greater in amount than the swept cash, the difference will be transferred from the securities account to the bank, and when the idle cash is smaller in amount than the swept cash, the difference will be automatically withdrawn from the bank to the securities account. In terms of fund flow, we open corporate accounts with banks to deposit clients’ idle cash at floating or fixed interest rates. We provide our cash sweep clients with interest income at certain interest rates, and the difference between interest income earned on our corporate accounts opened with banks and the clients’ interest income we pay to them at pre-agreed interest rates after deducting service fees becomes our income.
●	Robo Advisor. We launched ETF-based robo-advisory service in Hong Kong and Singapore which provides investment solutions tailored to clients’ risk profiles and preferences, extending our capabilities from fund selection to ETF investing for optimized asset allocation. The service analyzes individual client profiles to recommend optimized portfolio strategies with automated rebalancing. In addition to trading commissions, we charge clients advisory fees for subscribing to the service.

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

As of December 31, 2022, 2023 and 2024, 278,454, 416,229 and 684,103 clients held our wealth management products, respectively, with client asset balance totaling HK$31.6 billion, HK$57.6 billion and HK$110.9 billion (US$14.3 billion) respectively as of the same dates. As of December 31, 2024, we established partnerships with 100 reputable asset management companies. We offered a broad suite of fund product selections for our clients on Futubull and moomoo. In addition, to promote the concept of ESG investment to our customers, as of December 31, 2024, we listed 28 ESG funds on the Futubull and moomoo platforms.

Market Data and Information Services

We further enhance the investing experience with market data and information services such as news and powerful analytical tools, providing clients with a data-rich foundation to simplify the investment decision-making process.

Market Data

We provide real-time stock quotes across equity markets in Hong Kong, Mainland China, the United States, Singapore, Australia, Japan, Canada and Malaysia. Our Hong Kong Level II stock quotes are free for all Mainland China-based clients, and for a monthly fee for clients based elsewhere. We began to provide free Hong Kong Level I stock quotes for all clients based outside of Mainland China in 2023. We have partnered with the Nasdaq Stock Market and the New York Stock Exchange to launch advanced U.S. stock Level II market data. Currently, our eligible clients globally can enjoy free U.S. stock Level II market data on Futubull or moomoo. Additionally, we offer free real-time Level II market data for dozens of cryptocurrencies. We also offer a variety of advanced stock quote services to our clients, for which we charge a monthly fee.

We provide a number of advanced and intuitive tools which allow our users and clients to customize the manner in which they monitor the capital markets. For instance, they can filter the broader market across a range of criteria, including industry, valuation, trading volume and price volatility over a certain period of time.

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

We aggregate and curate our content through our internal content creation team and our collaboration with third-party resources, including leading international news agencies and market centers. We deliver our content across different formats, including short-form news, graphics and extensive articles. Content is grouped by animated tags that facilitate easy searches and allow our users and clients to customize information feeds.

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

As of December 31, 2024, over 1,800 enterprises, including public and private companies, fund houses, exchanges, KOLs, and media and research institutions, held accounts in our user community. During 2024, on average, we had an aggregate of approximately 188,000 UGCs (user-generated content) generated on NiuNiu/Moo Community each trading day, which included a multitude of posts, comments and other interactive reactions to social media content. We continuously find ways to enhance the quality of content within our ecosystem.

Institutional and Corporate Services

We provide value-added corporate services which primarily include IPO distribution, investor relations and marketing and ESOP solution services. As of December 31, 2024, we had 482 IPO distribution and investor relations clients as well as 758 ESOP solutions clients.

We provide institutional clients with market data, trading, reporting, and other financial value-added services needed for trading and portfolio management. We also provide trust services to corporate clients.

IPO Distribution

We have acted as the underwriter on 119 IPOs during 2022, 2023 and 2024, including a number of landmark Hong Kong IPOs, such as those of Midea, Mao Geping and Horizon Robotics. The year of 2024 marked our third consecutive year of being the underwriter with the highest number of Hong Kong IPOs.

Set out below is a breakdown of our IPO distribution activity as an underwriter during the period presented:

	For the year ended December 31
	2022	2023	2024
Number of IPO transactions	42	37	40

We promote global offerings through multiple channels, including targeted push notifications and professional investor roadshows, and keep the lead underwriters updated on the orders placed with us on a daily basis. After the book-building process, we will make reasonable allocations to investors who have placed orders with us in accordance with allocation results and the requirements of the relevant stock exchanges. After the listing, our underwriting fees will be settled based on the underwriting fee rates and our underwriting results.

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

ESOP solution has emerged as a signature corporate service of ours. As of December 31, 2024, we had 758 ESOP solutions clients.

Institutional Services

We provide tailored trading solutions to meet various needs of institutional clients, including family offices, external asset managers, brokers, banks, and hedge funds.

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

Risk Management

We have established a comprehensive and robust technology-driven risk management system to manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management committee formulates key risk management policies and procedures and consists of a compliance officer with over 20 years of experience in the auditing, compliance and regulatory profession, a certified accounting officer with the Hong Kong Institute of Certified Public Accountants with over ten years of experience in the financial industry, a risk officer who has over 15 years of experience in risk management businesses, and three officers seasoned in the brokerage industry. Our risk management committee empowers our risk management team, consisting of six employees having relevant experience between ten to 25 years, to execute these policies and procedures.

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

Securities Brokerage Service Risk Management

We monitor client transactions on a real-time basis, seeking to identify any unusual or irregular trading activity. We have dedicated personnel to monitor account opening, security of funds and trading activities of clients and evaluate any irregularities immediately. In accordance with the relevant laws and regulations regarding client funds custody, we are required to maintain accounts with recognized commercial banks for the deposit of our client funds for settlement. To prevent misappropriation of client deposits, we have centralized the storage of our clients’ trading data in respective jurisdictions. We have also centralized management of the securities brokerage trading systems and settlement systems to enhance the security of client deposits.

As part of our risk management practice, we operate a strict due diligence of client information during the “know-your-client” process. Our account opening procedures are designed to ensure that our clients’ account opening information is accurate, sufficient and in compliance with applicable regulations and our internal control policies. For Hong Kong-based clients who apply to open brokerage accounts with us online on Futubull, in addition to submitting personal identity information and documents, we require each prospective client to link his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions with the brokerage account to be opened with us and transfer no less than HK$10,000 or US$1,500. For offline account opening application, our verification staff will meet the prospective clients in person and interview them to verify the information submitted. On moomoo, all prospective clients can apply to open brokerage accounts with us online after submitting personal identity information and documents. As part of the customer due diligence and “know-your-client” process, the customer will also be screened against databases provided by third-party vendors.

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

Our risk management system closely monitors and manages clients’ credit risks. The purchasing power for each eligible client is determined based on the collateral held across all of his/her brokerage accounts and the pre-approved margin limit. The values of all collaterals and client account status are reflected in the system on a real-time basis. We also closely monitor concentration levels of top stocks in margin financing and securities lending services and the potential impact on excess liquid capital among other regulatory requirements on an ongoing basis. The system will automatically send a reminder message to clients if the client accounts are under margin calls. This feature allows our clients to proactively manage their positions in a timely manner and minimize the forced liquidation being taken.

Wealth Management Product Distribution Risk Management

We perform due diligence on all investment products and assign risk ratings for each mutual fund, private fund and bond we offer. For clients on Futubull, we also perform client suitability assessment where each client is required to fill in a suitability questionnaire to determine his or her risk profile. A client can only purchase wealth management products with risk ratings that match his or her risk profile. Only professional investors can access private funds through our platform. We are not subject to any liability towards our clients with funded account in the event of default or misrepresentation of any of these wealth management products offered by external parties.

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

For bond trading collaborated with a third-party financial institution partner, we submit each buy and sell order to a financial institution partner through real-time APIs, and record such order in our system. For each buy order, we first freeze a client’s cash based on the expected order amount, and then submit the order to a financial institution partner. When the trade is completed, we will update the client’s account accordingly and unfreeze the order amount. We therefore ensure that the client has sufficient cash to close the trade.

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

Our clients are defined as users with brokerage accounts with us, and funded accounts are defined as brokerage accounts with us that have a positive account balance. As of December 31, 2024, the average age of our clients with funded accounts was 38, which is also representative of the demographics of our user base. As of December 31, 2024, each client with funded account had on average around HK$310,000 of assets in their brokerage accounts with us. During 2022, 2023 and 2024, we retained on average above 98% of our clients with funded accounts on a quarterly basis.

The table below sets forth the growth of our platform in terms of users, clients and client assets for the periods presented:

	As of/For the month ended(3)
	December 31,
	2022	2023	2024
Users(1)	19,580,960	21,643,536	25,146,741
MAUs(1)	1,862,907	1,963,842	2,942,832
Average DAUs(1)	859,540	915,623	1,452,981
Brokerage accounts(2)	3,232,339	3,561,966	4,583,453
Funded accounts(2)	1,486,980	1,710,106	2,411,324
Total client asset balance(2) (HK$billion)	417.5	485.6	743.3
Average funded account asset balance(2) (HK$)	280,751	283,934	308,237

Notes:

(1)	Figures are inclusive of those under Futubull and moomoo. Figures of MAUs and average DAUs are calculated for the month of December in relevant period.
(2)

Figures are inclusive of those under Futu Securities, Moomoo Financial Inc., Moomoo Financial Singapore, Moomoo Securities Australia, Moomoo Securities Japan, Moomoo Malaysia and Moomoo Financial Canada, as applicable.

(3)	Unless otherwise indicated, figures are calculated as of the end of relevant period.

Institutional and Corporate Clients

Our institutional and corporate clients are those who have used any of our institutional and corporate services, respectively. Our client base has been expanding since we started to provide such services.

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

We also proactively seek user and client feedback. For example, we initiate online communications and activities on major social media platforms and our NiuNiu/Moo Community to seek feedback from our users and clients. We reach out to our clients to discuss their experience with our platform and solicit ways in which we can improve. We also provide our institutional/corporate clients with similar services, where we have dedicated customer service teams to attend to any issues our institutional/corporate clients may encounter, striving to respond as soon as possible. Our institutional/corporate clients can also reach out to us anytime and discuss any improvements and changes to the services that we provide.

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

We also conduct promotions and marketing campaigns on our platform from time to time, such as offering free commissions to clients who open brokerage accounts with us within a certain period of time. We have a marketing committee responsible for formulating our monthly marketing and brand promotion strategies and guiding our dedicated marketing team for strategy implementation. We have a skilled and dedicated marketing team that is familiar with and in sync with ever-changing market trends and preferences.

Our continued efforts in marketing fueled our funded accounts and revenue growth across markets, and have become increasingly indispensable during our international expansion. We grew our marketing team from 230 in 2022 to 340 in 2023, and further to 376 in 2024. In 2022, 2023 and 2024, we recorded selling and marketing expenses of HK$895.8 million, HK$710.3 million and HK$1,409.3 million (US$181.4 million), respectively.

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

Industry-leading Proprietary Integrated Cross-market System

Our proprietary, easy-to-use and integrated cross-market system allows our clients to execute trades seamlessly from a single platform. The system provides unified functionality extending from core trading to risk management, as well as multi-currency and multi-market settlement through our self-developed modularized architecture, supported by real-time advanced service-level-agreement monitoring and quality monitoring services, in order to ensure a superior client experience. By virtue of our technical edge, the online application process for opening an account can typically be completed in as little as three minutes.

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

On the client side, we have developed a proprietary two-factor authentication function to provide enhanced account security. If a client logs in to his or her account through a different device, both the account password and a dynamic verification token are required for authentication. Two-factor authentication is also required when a client wants to access his or her core data, such as account opening information and account assets. We store such core data on an isolated network separately from other data, which has greatly improved our data security. A client can also activate the two-factor authentication function for placing trading orders, where he or she is required to provide both the transaction password and a dynamic verification token. We will provide clients with the rights to access, correct, and delete their data in accordance with local legal requirements, as described in the privacy statement.

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

Intellectual Property

Intellectual property is fundamental to our success and competitiveness. We currently hold a collection of intellectual property rights relating to certain aspects of our business operation. As of December 31, 2024, we owned over 140 registered copyrights in China. We also maintained trademark registrations worldwide, including over 560 in Mainland China, over 180 in Hong Kong, over 90 in the United States, over 130 in Singapore, over 90 in Japan, over 80 in Australia, over 30 in Canada and over 880 in other countries and regions. As of December 31, 2024, we had over 280 patents granted in China, and over 65 patents in other countries and regions. As of December 31, 2024, we had registered over 480 domain names.

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

We actively contribute to the charitable causes in the community. Over the years, we have participated in the “Trailwalker” fundraising event organized by Oxfam, the contributions of which are used to alleviate global poverty and provide disaster relief. We encourage our employees to participate in this hiking event while also raising awareness on inequality and fostering a mindset of social responsibility. In 2024, we sponsored the “Trailwalker” event held in Hong Kong with donation contribution, reflecting our commitment to supporting charitable initiatives. Our founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li, together with our employees, participated the “Trailwalker” event, demonstrating our commitment to enhancing organizational cohesion and resilience.

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

Employee development

As a “people’s first” company, our employees are an integral part of our business, and we seek to identify and develop talents through the following methods:

●	Comprehensive training. We provide our employees with a variety of training, and support their personal development. In 2024, we scheduled training sessions over many different topics, allowing our employees to broaden their knowledge in different areas. As of the date of this annual report, over 95% of our employees attended the training sessions.
●	Leadership courses. We also provide our employees with leadership training based on their different career development stages, ranging from reserve deputy team leader to director level and above training. We also provide a series of management and leadership courses every quarter for management at all levels. In 2024, our employees collectively spent over 5,900 hours on online and offline management training, the accumulated attendance of which reached over 1,400.
●	Graduate training. To assist newly hired employees in integrating into their roles, transitioning from campus recruitment, and fostering a culture of continuous learning and collaborative growth, we established a mentorship system in 2019. Each new employee is assigned a mentor, and periodic mentor training sessions are conducted to empower these mentors. In July 2024, we also provided a full-time training program to fresh graduates over a week, to help them gain workplace skills, accumulate industry knowledge and quickly integrate into the working environment.
●	Personal qualifications. We also encourage and sponsor our employees to further their education and obtain additional qualifications, including professional and recognized qualifications within the financial industry.

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

Proper business practices

We have implemented internal control policies in relation to our business operations, including anti-corruption and compliance, anti-money laundering, anti-bribery, fraud, business conduct and ethics. We conduct audit on all operations in terms of anti-corruption and business ethics at least once every three years. In 2024, the participation rate of our employees attending trainings on the compliance, internal control and information security topics is approximately 95%.

We have established several layers of scrutiny, including establishing our internal audit department responsible for leading investigations and reporting cases to the audit committee, and our internal control department that assists the internal audit department with investigation and follow-ups on rectification and improvement measures. Our suppliers and other business partners are generally required to enter into an anti-bribery agreement with us prior to working with us. We are committed to building a secure and compliant supplier ecosystem, enhancing data protection and privacy management for suppliers and business partners. In cybersecurity and data security-related procurement, we audit suppliers’ data security practices based on a comprehensive compliance assessment system and require them to meet our data protection standards or have corresponding policies. Through contract management, supplier security personnel management, continuous monitoring, and review mechanisms, we ensure that suppliers comply with compliance requirements, reduce information security risks from external cooperation, and ensure the robustness of business operations and the sustainability of data security. We adopt anti-money laundering policies and review and update policies and procedures, if needed, as part of our framework in managing money laundering and terrorism financing risks. We also regularly conduct internal audits on our high-risk business operations and management areas, and evaluate the effectiveness of our internal control, in order to ensure compliance with the proper and ethical business practices which we seek to uphold. In response to potential enhanced regulatory scrutiny with regard to digital communications and trading practices by brokers, our Group has promulgated and adopted internal policies, protocols and guidelines to manage the relevant regulatory and reputational risks. As of the date of this annual report, our Group had not (i) sold any of its clients’ trading data to third-parties to further front-run clients’ orders or (ii) engaged in any misleading communications and trading practices to encourage its clients to trade. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries in regions where we operate may have a significant impact on our business model. Potential enforcement actions against industry peers could lead to new rules or requirements and may subject us to higher regulatory scrutiny. If we are deemed to have been engaged in any misleading digital engagement practices or trading practices, there could be material adverse effect to our business operations, reputation and prospects.”

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.”

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan for our PRC-based employees. We also offer additional life and medical insurance to our PRC-based employees through commercial providers. We provide annual medical examination reimbursement for our employees in China. We contribute to Mandatory Provident Fund and provide labor insurance and medical insurance for our Hong Kong-based employees. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong (Chapter 571AI of the laws of Hong Kong), we have purchased and maintained insurance for any loss incurred by us due to any loss to our clients’ assets in our custody that are caused by fraudulent conduct of our employees, robbery, theft or other misconduct. We do not maintain business interruption insurance or key-man insurance, and we only maintain limited general property insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

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

(3)

The Type 13 regulated activity has been introduced to Schedule 5 to the SFO pursuant to the Securities and Futures Ordinance (Amendment of Schedule 5) Notice 2023 and came into operation on October 2, 2024.

As of the date of this annual report, Futu Securities was licensed under the SFO to conduct the following regulated activities:

Regulated Activities by Type of License
Futu Securities	Type 1(1), Type 2, Type 3(2), Type 4, Type 5, Type 7(3) and Type 9(4)

Notes:

(1)	The following condition is currently imposed on Futu Securities in relation to Type 1 regulated activity:
(i)	in relation to virtual asset dealing services, the licensee or registered institution shall: only provide such services through operating an omnibus account established and maintained with an SFC-licensed platform. The term “SFC-licensed platform” refers to a virtual asset trading platform operator which is licensed by the SFC pursuant to section 116 of the Securities and Futures Ordinance and/or section 53ZRK of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO). The term “virtual asset” is defined in section 53ZRA of the AMLO.
(ii)	in relation to virtual asset dealing services, the licensee or registered institution shall: only provide such services to persons which are, and remain at all times, its clients in respect of its business in Type 1 regulated activity (dealing in securities). The term “dealing in securities” is specified in Part 2 of Schedule 5 to the Securities and Futures Ordinance. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.
(iii)	in relation to virtual asset dealing services, the licensee or registered institution shall: comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset dealing services under an omnibus account arrangement” (as amended from time to time). The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.
(iv)	The licensee shall comply with all requirements applicable to it as a custodian in respect of an open-ended fund company, including the requirements set out in the Code on Open-ended Fund Companies and related guidance issued and revised by the Commission from time to time.
(2)	The following condition is currently imposed on Futu Securities in relation to Type 3 regulated activity:
(i)	the licensee shall not provide discretionary account services to clients.
(3)	The following conditions are currently imposed on Futu Securities in relation to Type 7 regulated activity:
(i)	the licensee or any company within the same group of companies as the licensee shall not engage in any principal trading activities in the platform.

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

(4)	The following conditions are currently imposed on Futu Securities in relation to Type 9 regulated activity:
(i)	the licensee shall not provide a service of managing a portfolio of futures contracts for another person; and
(ii)	the licensee shall only provide services to “professional investors” as defined under the SFO and its subsidiary legislation.

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

SEOCH

SEOCH has two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

●	be an Options Trading Exchange Participant of the Stock Exchange of Hong Kong;

●	have in place procedures and a back office computer system appropriate to the type of SEOCH Participant applied for;
●	have a liquid capital of not less than the higher of:
(a)	its required liquid capital under the Securities and Futures (Financial Resources) Rules; or
(b)	HK$5,000,000; and
●	contribute HK$1,500,000 to the reserve fund under the rules of SEOCH.

HKCC

HKCC has two categories of participantship: (1) the General Clearing Participant; and (2) the Clearing Participant. The requirements of Clearing Participantship are as follows:

●	be an Exchange Participant of the Hong Kong Futures Exchange;
●	have a liquid capital of not less than the higher of:
(a)	its required liquid capital under the Securities and Futures (Financial Resources) Rules; or
(b)	HK$5,000,000; and
●	contribute HK$1,500,000 participant deposit to the reserve fund under the rules of HKCC.

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

Regulations on Corporate Governance

On December 29, 2023, the SCNPC promulgated the amended PRC Company Law, which came into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent government authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On July 1, 2024, the SAMR issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may order it to make adjustment. In case of failure to make corrections, the company registration authority shall make special notes in the National Enterprise Credit Information Publicity System and make public the same.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we have limited information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC, and if so, the nature and extent of any such action. If the CSRC pursues further regulatory actions or imposes penalties on us, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China, they may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.

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

Regulations on Offshore Stocks Investment

On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and such amendment became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, PRC nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the PBOC promulgated the Administrative Measures for Personal Foreign Exchange, which became effective on February 1, 2007, to further clarify that any offshore equity, fixed-income or other approved financial investments by PRC nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on March 23, 2023, under which PRC nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

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

The Implementing Measures of the Shanghai Stock Exchange for the Shanghai-Hong Kong Stock Connect Program and the latest version of the Implementing Measures of the Shenzhen Stock Exchange for the Shenzhen-Hong Kong Stock Connect Program, together the Implementing Measures, last amended by the Shanghai Stock Exchange and the Shenzhen Stock Exchange on June 14, 2024 respectively, further clarified that the Mainland Investors shall include individuals that possess China ID documents and corporate or unincorporated entities which are registered in the China, however PRC citizens that hold overseas permanent residence permits shall not be included.

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council with the latest amendments becoming effective in May 2022, the ultimate foreign equity ownership in a value-added telecommunication services provider must not exceed 50%. On September 6, 2024, the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 version), or the Negative List, which became effective on November 1, 2024. The Negative List sets out the industries in which foreign investments are prohibited or restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

The Administrative Measures on Internet Information Services (2011 Revision), promulgated on September 25, 2000 and amended on January 8, 2011 and December 6, 2024 by the State Council, further defines that commercial internet information services providers, which mean providers of information and/or other services to internet users with charge, shall obtain an Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within the PRC. The Catalog of Classification of Telecommunications Services (2015 Edition), promulgated by the MIIT in December 2015 and amended in June 2019 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. To comply with the relevant laws and regulations, Shenzhen Futu held a valid ICP License as of the date of this annual report.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. It provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was amended on April 23, 2019 and December 6, 2024, or collectively with the Enterprise Income Tax Law of the PRC, the EIT Laws. Under the EIT Laws, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, which most recently amended on November 19, 2017. The Implementation Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, and the latest amendment became into effect on November 1, 2011. Based on the Provisional Regulations of on Value-added Tax of the PRC and the Implementation Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, on November 19, 2017, pursuant to which all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the PRC are the taxpayers of Value-added Tax. The Value-added Tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the Value-added Tax rate applicable to the small-scale taxpayers is 3%.

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

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC, or the VAT Law, which will become effective on January 1, 2026 and replace the Provisional Regulations of the PRC on Value-added Tax.

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

On December 20, 2024, SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings, also known as the Guidelines for Review of Horizontal Concentrations, which clarifies the quantitative standards for the review of business operator concentrations. According to the Guidelines for Review of Horizontal Concentrations, the anti-monopoly law enforcement agency will pay special attention to a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 25% and 50%. To be specific, for a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 35% and 50%, the anti-monopoly law enforcement agency is inclined to deem that the concentration has or may have the effect of excluding or restricting competition in the relevant market.

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

On May 6, 2024, the SAMR issued the Interim Provisions Against Unfair Competition in Cyberspace, which became effective on September 1, 2024. It classifies certain practices as new forms of unfair competition in cyberspace, which includes traffic hijacking behaviors such as inserting links or forcibly redirecting users without the consent of other business operators. The provisions also prohibit actions that interfere with user choice by violating user intent, increasing operational complexity, or disrupting a seamless user experience. Additionally, the regulations identify as unfair competition practices that obstruct the legitimate provision of online products by other business operators, including blocking, closing, uninstalling, or restricting the operation of such products, implementing search demotions, engaging in reverse fake transactions, and creating malicious incompatibility.

On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which came into effect on August 1, 2024. The Regulation on Fair Competition Review defines the standards for fair competition review, stating that policy measures drafted by local governments must not restrict market access and exit, hinder the free flow of goods and factors, impact production and operational costs, or interfere with production and operational activities. The Regulations on Fair Competition Review also improves the fair competition review mechanism by adjusting and clarifying the division of responsibilities among government departments and introducing procedural requirements such as the need to solicit public opinions when drafting policies that affect the public interest. The Regulations on Fair Competition Review strengthen the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including random checks, handling of complaints, inspections, interviews, and enforcement of legal responsibilities. These measures enhance the rigidity of the fair competition review system. As a supporting rule to the Regulations on Fair Competition Review, the SAMR issued the Rules for Handling Complaints on Fair Competition Review on October 13, 2024 and effective on the same day, further improving the complaint handling procedures and facilitating channels for reporting concerns.

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

The principals and employees of U.S. broker-dealers are also required to be licensed with FINRA and the applicable states unless their conduct is limited to ministerial activities. There are a variety of individual license categories for both supervisors and other employees, each of which requires the individual to pass a specific qualification exam.

All broker-dealers in the United States are also required to become members of the Securities Investor Protection Corporation, or the SIPC, which insures customer brokerage accounts against losses (subject to a cap) that result from the broker-dealer becoming bankrupt of experiencing financial trouble. SIPC does not insure against investment losses.

Net Capital and Customer Protection

Broker-dealers in the United States are required to maintain minimum net capital in accordance with Rule 15c3-1 of the Exchange Act of 1934. The primary purpose of this requirement is to protect customers and creditors of registered broker-dealers from monetary losses in the event the broker-dealer fails. The computation of net capital is intended to determine the broker-dealer’s liquidity and requires various adjustments to GAAP net worth. The amount of required net capital varies based upon the nature and scope of the broker-dealer’s business. Clearing brokers that carry customer accounts typically have substantially higher minimum net capital requirements than introducing brokers. Broker-dealers that fall out of compliance with the minimum net capital requirements must immediately correct the shortfall or suspend business operations until they are again in compliance with the requirements.

Pursuant to Rule 15c3-3 of the Exchange Act of 1934, the SEC’s Customer Protection Rule, broker-dealers who have custody of client assets are required to establish a segregated bank account for the exclusive benefit of its customers. The rule also requires broker-dealers to obtain possession or control of securities carried by the broker-dealer for the account of clients, places limitations on the ability of a broker-dealer to access client funds or securities for use in the broker-dealer’s business, and delineates the requirements for directing free credit balances in a customer account to a bank pursuant to a sweep program. Rule 15c3-3 also delineates requirements for broker-dealers who want to lend fully paid or excess margin securities held in a customer’s account.

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

FINRA rules supplement Regulation T, particularly with respect to the maintenance margin required. In addition, broker-dealers are free to impose their own margin requirements that are more restrictive than those set pursuant to Regulation T or by FINRA.

Before a customer may trade on margin, the broker-dealer must provide the customer with extensive disclosure about the risks of margin trading and the customer must agree in writing to the margin terms offered by the broker-dealer.

Know Your Customer; Anti-Money Laundering

Under the Bank Secrecy Act and related SEC and FINRA rules, broker-dealers are required to guard against money laundering and terrorist financing. This requires broker-dealers to implement a customer identification program to verify a customer’s identity and to determine if a proposed customer is on any lists of restricted persons with whom business is prohibited. In addition, broker-dealers must adopt and enforce a written anti-money laundering compliance program, reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act and its implementing regulations. Such programs must include policies and procedures that: (i) can be reasonably expected to detect and cause the reporting of suspicious transactions; (ii) provide for independent testing for compliance, (iii) designate and identify an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program, and (iv) provide ongoing training for appropriate broker-dealer personnel.

Disclosures to Clients

All broker-dealers that provide brokerage services to retail customers must provide the customers with certain disclosures on Form CRS. Disclosures in the Form CRS include the nature of the services offered by the broker-dealer, the standard of care associated with those services, fees and charges, conflicts of interest and whether or not any of the broker-dealer’s personnel have been subjected to disciplinary proceedings. The Form CRS must also be filed with the SEC and made available on the broker-dealer’s website.

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

SEC and FINRA rules require broker-dealers to provide clients with trade confirmations that comply with the requirements of Exchange Act Rule 10b-10. In addition, clients must be provided with an account statement not less than once a quarter. Clients may consent to electronic delivery of confirmations, statements and other communications from the broker-dealer.

Sales Practices

SEC and FINRA rules prohibit the use of false, deceptive and misleading sales practices. The SEC and FINRA recently conducted an industry-wide review to determine whether certain digital engagement practices used by broker-dealers improperly incentivize customers to undertake excessive or risky trading.

The Exchange Act’s Regulation Best Interest (Reg BI) requires a broker-dealer to act in the best interest of its retail customers, and FINRA’s suitability rules requires a broker to limit recommendations to securities that are suitable for the customer. Because Futu Clearing does not have any retail clients and does not make investment recommendations, these requirements are of limited applicability to its business. While Moomoo Financial Inc. has retail clients, it also does not make investment recommendations. Accordingly, Reg BI and FINRA’s suitability rules are of limited applicability to its business as well.

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

Participation in Underwritten Offerings

Broker-dealers that act as underwriters or selling group members in SEC-registered, underwritten offerings are required to comply with various SEC rules governing such offering participation. Such requirements include a prohibition on accepting customer orders prior the SEC declaring the relevant registration statement effective, limitations on the timing and content of marketing materials that may be used in connection with the offering, and restrictions on trading activity during the period immediately preceding and following a new issue or an underwritten offering for a thinly traded stock.

Prevention of Insider Trading

All broker-dealers are required to adopt policies and procedures reasonably designed to prevent unlawful trading based on material, non-public information. Neither broker-dealers nor their employees may use material non-public information obtained in the course of their business to trade securities or to provide trading tips to other persons. Such policies and procedures should include a clear statement of the policy provided to all personnel, on-going training, procedures to monitor trading by all personnel and, as appropriate, internal information barriers to prevent the sharing of material non-public information with persons who do not need access to such information.

Protecting Privacy of Customer Data and Information

Exchange Act Regulation S-P requires broker-dealers to provide their customers with a copy of their privacy policy, which describes among other things what non-public information about customers is collected by the broker-dealer, and what non-public information might be shared with affiliates or third parties. With limited exceptions, customers must be provided with an opportunity to opt out of disclosures to third parties. Certain states such as California have imposed additional privacy requirements.

Regulation S-P also requires broker-dealers to adopt policies and procedures redesigned to safeguard customer data and records from unauthorized access. Broker-dealers are required to implement appropriate cybersecurity measures that include administrative, technical and physical safeguards. The cybersecurity measures must be periodically tested for effectiveness. Regulatory authorities in the United States have recently increased their scrutiny of the programs implemented by broker-dealers to prevent cybersecurity breaches or unauthorized access to customer accounts. In early 2023, the SEC proposed new rules that would require broker-dealers to adopt robust cybersecurity protocols, expand the definition of customer information subject to privacy protections and specify customer notification requirements in the event of a security breach.

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

Under the SFA, “capital markets products” include, amongst others, securities,(1) units in a collective investment scheme, derivatives contracts, and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading. The term “dealing in capital markets products” in turn means (whether as principal or agent) making or offering to make with any person, or inducing or attempting to induce any person to enter into or to offer to enter into any agreement for or with a view to acquiring, disposing of, entering into, effecting, arranging, subscribing for, or underwriting any capital markets products. This definition thus captures both the role of executing transactions involving capital markets products as well as the role of soliciting transactions involving capital markets products. Currently, under the CMSL granted to it, Moomoo Financial Singapore may carry on business in dealing in capital markets products only in respect of securities, units in collective investment schemes, exchange-traded derivatives contracts, over-the-counter derivatives contracts, and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

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

Notes:

(1)	Under the SFA, the term “securities” generally refers to shares, debentures, and units in a business trust or any instrument conferring or representing a legal or beneficial ownership interest in a corporation, partnership or limited liability partnership.
(2)	Under the SFA, “specified products” means securities, specified securities-based derivatives contracts or units in a collective investment scheme.

(3)	“Organized market” typically refers to securities exchanges, and is defined under the SFA to mean (among other things), a place at which, or a facility (whether electronic or otherwise) by means of which, offers or invitations to exchange, sell or purchase derivatives contracts, issued securities or issued units in collective investment schemes, are regularly made on a centralised basis, being offers or invitations that are intended or may reasonably be expected to result, whether directly or indirectly, in the acceptance or making, respectively, of offers to exchange, sell or purchase derivatives contracts, issued securities or issued units in collective investment schemes (whether through that place or facility or otherwise). The term however does not include a place or facility used by only one person to regularly make offers or invitations, or to regularly accept offers, to sell, purchase or exchange derivatives contracts, securities or units in collective investment schemes.

“Providing custodial services” is described under the SFA to mean broadly, in relation to specified products, providing or agreeing to provide any service where the person providing the service has, under an arrangement with another person (the customer), possession or control of the specified products of the customer and carries out one or more of the following functions for the customer:

(a)	settlement of transactions relating to the specified products;
(b)	collecting or distributing dividends or other pecuniary benefits derived from ownership or possession of the specified products;
(c)	paying tax or other costs associated with the specified products;
(d)	exercising rights, including without limitation voting rights, attached to or derived from the specified products; and
(e)	any other function necessary or incidental to the safeguarding or administration of the specified products.

The CMSL granted to Moomoo Financial Singapore by the MAS is subject to certain conditions.(4)

Notes:

(4)   The conditions are as follows:

1.	Moomoo Financial Singapore shall obtain the prior approval of the MAS for any change of its members or shareholdings of its members which will result in any person, alone or acting together with any connected person, being in a position to control not less than 20% of the voting power in Moomoo Financial Singapore or to hold interest in not less than 20% of the issued shares of Moomoo Financial Singapore. Moomoo Financial Singapore shall immediately notify the MAS of any other changes of its members or shareholding of its members.
2.	Moomoo Financial Singapore shall inform MAS of (i) the resignation of its chief executive officer or any of its directors; (ii) any change in the nature of appointment or country of residence of the chief executive officer or any of its directors; and (iii) any change in the business interests or shareholdings of its chief executive officer or any of its directors provided to the MAS in the prescribed form.
3.	Moomoo Financial Singapore shall not acquire or hold, whether directly or indirectly, an interest of 20% or more of the share capital of any corporation, or establish any branch (whether in Singapore or elsewhere), without first obtaining the prior approval of MAS.
4.	Moomoo Financial Singapore shall immediately inform MAS of any matter which may adversely affect its financial position to a material extent.
5.	Moomoo Financial Singapore shall conduct its business in such a manner as to avoid conflicts of interests, and should such conflicts arise, shall ensure that they are resolved fairly and equitably.

6.	Prior to the cessation of its business in the regulated activities for which it is licensed, Moomoo Financial Singapore shall ensure that its liabilities and obligations to all customers have been fully discharged or provided for.
7.	Moomoo Financial Singapore shall immediately inform the MAS when it becomes aware of the occurrence of any of the following:
(i)	where any offence is committed by or any disciplinary action is taken against Moomoo Financial Singapore or any of its officers or representatives, whether in Singapore or elsewhere;
(ii)	where Moomoo Financial Singapore or any of its officers or representatives is the subject of an investigation or when any civil or criminal proceedings are instituted against Moomoo Financial Singapore or any of its officers or representatives, whether in Singapore or elsewhere;
(iii)	where there is any breach of any laws or regulations, business rules or codes of conduct, whether in Singapore or elsewhere; or
(iv)	any other matter that would affect Moomoo Financial Singapore or any of its officers’ or representatives’ ability to meet the criteria set out in the Guidelines on Fit and Proper Criteria issued by MAS.
8.	Moomoo Financial Singapore shall produce its books to independent auditors to be selected by the MAS to conduct any audit on Moomoo Financial Singapore. All expenses arising from such audit shall be borne by Moomoo Financial Singapore.
9.	Moomoo Financial Singapore shall give written notice to MAS seven days prior to the execution of an agreement for the purchase, sale, merger or any other business combination of all or any part of the business (where such part could operate as a viable business enterprise if it were a stand-alone entity) in a regulated activity under the SFA for which its CMSL is granted. Where any transaction, as described in the foregoing, is not documented in an agreement, Moomoo Financial Singapore shall give written notice to MAS seven days prior to the execution of the transaction.
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

In addition, pursuant to the MAS Guidelines SFA 04-G01 on Criteria for the Grant of a Capital Markets Services License (last revised on January 21, 2025), Moomoo Financial Singapore is required to employ at least two full-time individuals as appointed representatives in respect of each of the regulated activities which it is being licensed to conduct. Moomoo Financial Singapore should also ensure a minimum of two directors on its board, at least one of whom is resident in Singapore. The chief executive officer of Moomoo Financial Singapore should also be resident in Singapore. The approval of the MAS should be obtained prior to the appointment of its chief executive officer, resident directors, and any director who is directly responsible for its business in Singapore.

“Fit and Proper” Requirement

Persons applying to the MAS for a CMSL under the SFA, as well as its directors, representatives, and shareholders, must satisfy, and continue to satisfy after the grant of the CMSL by the MAS, that they are fit and proper persons. Generally, a fit and proper person means one who is financially sound, competent, honest, and has not been in breach of relevant laws and regulations. MAS administers this regime through the MAS Guidelines on Fit and Proper Criteria (Guideline No: FSG-G01) (last revised on July 31, 2024) which all classes of regulated entities (including CMSL holders) are ordinarily expected to follow.

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

Continuing Obligations

An entity licensed under Part 4 of the SFA would typically expect that various ongoing operational obligations would apply, in addition to any specific conditions which the MAS may impose when granting its license. There are different ongoing business conduct compliance obligations depending on the relevant licensing category. In respect of Moomoo Financial Singapore, these include, but are not limited to, the following requirements under the Securities and Futures (Licensing and Conduct of Business) Regulations, or the SF(LCB)R:

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

Anti-Money Laundering And Counter-Terrorist Financing (“AML/CTF”)

Sector-specific requirements applicable to capital markets intermediaries

In Singapore, corporations which are licensed by the MAS are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Singapore as well as various notices and guidelines. In particular, Moomoo Financial Singapore as a CMSL holder will be required to comply with the Notice on Prevention of Money Laundering and Countering the Financing of Terrorism – Capital Markets Intermediaries (last revised on March 1, 2022) (“SFA 04-N02”) issued by the MAS, read together with the Guidelines to MAS Notice SFA 04-N02 (collectively, the “AML/CTF Notices and Guidelines”).

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

In addition to any criminal liability, the CDSA also allows for the confiscation of proceeds of crime. In particular, a confiscation, restraint or charging order may be made by the court in respect of realizable property. A confiscation order under the CDSA is an order for the defendant to pay an amount of money assessed to correspond to the value of the benefit he or she derived from drug dealing or criminal conduct, a restraint order under Section 19 serves to prohibit any person from dealing with realizable property, and a charging order under Section 20 (applicable to immovable property and to capital markets products) serves to secure payment of any amount payable under a confiscation order.

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

Sanctions

Within the financial sector, the UN sanctions are given effect to via regulations issued by the MAS pursuant to Section 15 of the Financial Services and Markets Act 2022 of Singapore Monetary Authority of Singapore Act 1970 of Singapore (the “FSMA”). As at the date of this annual report, the sanctions regulations which have been issued pursuant to Section 15 of the FSMA are as follows:

(a)	Financial Services and Markets (Freezing of Assets of Persons – Democratic Republic of the Congo) Regulations 2023;
(b)	Financial Services and Markets (Freezing of Assets of Persons – Sudan) Regulations 2023;
(c)	Financial Services and Markets (Sanctions and Freezing of Assets of Persons – Somalia) Regulations 2023;
(d)	Financial Services and Markets (Sanctions and Freezing of Assets of Persons – Libya) Regulations 2023;
(e)	Financial Services and Markets (Freezing of Assets of Persons – South Sudan) Regulations 2023;
(f)	Financial Services and Markets (Freezing of Assets of Persons – Yemen) Regulations 2023;
(g)	Financial Services and Markets (Sanctions and Freezing of Assets of Persons – Democratic People’s Republic of Korea) Regulations 2023; and
(h)	Financial Services and Markets (Sanctions and Freezing of Assets of Persons – Iran) Regulations 2023.

While specific provisions may differ, broadly speaking, these above regulations generally:

(i)	prohibit financial institutions from entering into transactions with or relating to a sanctioned person;

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

The failure to comply with any MAS sanctions regulation is an offence under Section 15(5) of the FSMA, for which the financial institution will be liable on conviction to a fine of up to S$1 million.

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

Any person who fails to confirm that a Singapore telephone number is not listed in the DNC Registry, prior to sending a specified message to that number, will be liable to a fine of up to S$10,000 per message sent or imprisonment for a term of up to 3 years or to both.

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

Relevant AFSL Holder

Moomoo Securities Australia, a fully-owned subsidiary of Futu Holding Limited, holds an AFSL, under which it is authorised to provide various financial services to both retail and wholesale clients in Australia, including but not limited to: provide general financial advice and dealing service on securities, derivatives, foreign exchange contracts, government bonds, deposit products and managed investment schemes (such as mutual funds), and provide custodial or depository services.

Substantive Obligations

As an AFSL holder, Moomoo Securities Australia is subject to the following obligations (among others):

●	To adhere to various financial, capital, and audit requirements;
●	To ensure that its representatives who provide financial services are adequately trained and competent to do so;
●	To comply with the “client money” rules outlined in Chapter 7.8 of the Corporations Act;
●	To maintain accurate financial and order records as required by Chapter 7.8 of the Corporations Act;

●	To implement adequate compliance arrangements for the financial services provided;
●	To have sufficient financial, technological, and human resources to provide the licensed financial services;
●	To comply with Australian financial services laws and take reasonable measures to ensure that its representatives do so;
●	To ensure that regulated activities in Australia are provided efficiently, honestly, and fairly;
●	To implement adequate conflict of interest management arrangements;
●	To have appropriate risk management systems in place; and
●	To report significant breaches of Australian financial services laws and AFSL conditions to the Australian Securities and Investments Commission.

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

(3)

As of December 31, 2024, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang Education Network Technology Co., Ltd. held a Radio and Television Program Production and Operation License, an ICP License and a Publication Operation License.

(4)

Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Haikou Futu Information Services Co., Ltd. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.

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

D.    Property, Plant and Equipment

Our corporate headquarters are located in Hong Kong. As of December 31, 2024, we leased 26 properties in Mainland China, Hong Kong, the United States, Singapore, Australia, Japan, Malaysia and Canada, with an aggregate gross floor area of over 44,000 square meters. Our leased properties are primarily used for corporate offices, data centers and other facilities. The relevant lease agreements have a term of two to seven and a half years. As of the date of this annual report, we owned one property in California, USA for corporate office purpose. A summary of our leased office premises as of December 31, 2024 is included in the table below:

Location	Size (in square meters)
Hong Kong	2,614
Mainland China	34,126
United States	1,843
Singapore	1,378
Australia	374
Japan	654
Malaysia	2,777
Canada	756

Our servers are hosted in leased internet data centers in different geographic regions where we operate. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

Trading activities of our client and commission rate

Growth in the trading volume on our platform is the key driver of our revenue growth, which is in turn driven by total client asset balance and turnover of trading volume over client assets. The change of the trading volume was primarily driven by market sentiment and our total client asset balance, the latter of which significantly impacted our brokerage commission and handling charge income and interest income during the past few years. Our total client asset balance is affected by a number of factors, including, primarily, the number of our funded accounts and to a lesser extent, the level of per capita disposable income as well as the engagement and loyalty of our clients. The trading volume on our platform increased by 83.3% year-over-year in 2024 compared to 2023, primarily due to higher client assets and higher trading velocity amid a meaningful rebound in investor sentiments. We plan to continue to grow our business organically by attracting new clients, retaining existing clients and increasing our total client asset balance, and to introduce new products and services on our platform and provide high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs.

The table below sets forth the trading volume by product during the period presented:

	Year ended December 31,
	2022	2023	2024
Trading volume
Securities and options brokerage (HK$in trillion)(1)	4.85	4.23	7.75
Futures brokerage (number of contracts in million)(2)	20.7	19.1	24.6

Notes:

(1)	Total trading volume for securities and options decreased from HK$4.85 trillion in 2022 to HK$4.23 trillion in 2023, and increased to HK$7.75 trillion in 2024. The decrease was mainly due to weak market sentiments. The increase was primarily due to higher client assets and higher trading velocity amid a meaningful rebound in investor sentiment.
(2)	The number of contracts traded for futures brokerage decreased from 20.7 million in 2022 to 19.1 million in 2023, and increased to 24.6 million in 2024. The decrease in the number of contracts traded for futures brokerage in 2023 was in line with futures market sentiments, and the increase in 2024 was primarily due to our clients’ increasing trading interests in futures products.

In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge. The brokerage commissions and handling charge income from securities and options brokerage decreased from HK$3,619.0 million in 2022 to HK$3,618.7 million in 2023, and increased to HK$5,602.1 million (US$721.2 million) in 2024. The slight decrease in 2023 was mainly due to lower trading volume that was largely offset by the higher blended commission rates. The increase in 2024 was mainly due to higher trading volume that was partially offset by lower blended commission rates. The blended commission rate increased from 8.3 bps in 2022 to 9.3 bps in 2023, and decreased to 7.8 bps in 2024. During the past three years, we offered competitive commission rates to drive our growth and profitability.

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

The net interest income from our margin financing and securities lending businesses is affected by our margin financing and securities lending balance, as well as annualized interest rates and interest spread we earn from margin financing and securities lending. We continued to expand our margin financing and securities lending client base, which in turn strengthened our bargaining power against third-party funding and securities lenders and allowed us to optimize interest expenses. To continue to expand our margin financing and securities lending businesses, we plan to deepen our cooperation with third-party funding and securities lenders as well as allocate our own capital to increase the funds available. As a publicly listed company, we are perceived as a strong debtor by market and have received a “BBB-” credit rating from S&P Global Ratings, which will further diversify our funding sources and improve our funding terms. The market condition may change from time to time and our ability to manage our capital effectively is crucial for our margin financing and securities lending businesses. We have established liquidity policies to support the growth of our margin financing business while ensuring sufficient capital reserve is maintained to meet operational needs and comply with applicable regulatory requirements.

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

Our great success in the Hong Kong market laid a solid foundation for our international expansion into various markets. As of the date of this annual report, we launched moomoo, the international version of Futubull, in the United States, Singapore, Australia, Japan, Malaysia and Canada.

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

Key Components of Results of Operations

Revenues

We generate revenues primarily from our online brokerage and margin financing services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues:
Brokerage commission and handling charge income	4,007,642	52.6	3,944,779	39.4	6,044,746	778,190	44.5
Interest income	3,214,327	42.2	5,536,422	55.3	6,666,864	858,280	49.1
Other income	392,058	5.2	527,217	5.3	878,515	113,098	6.4
Total revenues	7,614,027	100.0	10,008,418	100.0	13,590,125	1,749,568	100.0

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

The table below sets forth the brokerage commissions and handling charge income by product and geography during the period presented:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
	HK$	HK$	HK$	US$
Major types of products
Securities and options brokerage(1)	3,619,045	3,618,681	5,602,144	721,210
Futures brokerage(2)	329,218	295,547	392,030	50,469
IPO brokerage(3)	21,123	12,364	22,014	2,834
Others(4)	38,256	18,187	28,558	3,677
Total	4,007,642	3,944,779	6,044,746	778,190

Geographic location(5)
Hong Kong(6)	3,514,765	3,197,605	4,721,494	607,837
Others(7)	492,877	747,174	1,323,252	170,353
Total	4,007,642	3,944,779	6,044,746	778,190

Notes:

(1)	The brokerage commissions and handling charge income from securities and options brokerage declined from HK$3,619.0 million in 2022 to HK$3,618.7 million in 2023, and increased to HK$5,602.1 million (US$721.2 million) in 2024, primarily due to fluctuations in trading volume. Total trading volume for securities and options decreased from HK$4.85 trillion in 2022 to HK$4.23 trillion in 2023, primarily due to weak market sentiments. This amount further increased to HK$7.75 trillion in 2024, primarily due to higher client assets and higher trading velocity amid a meaningful rebound in investor sentiments.

(2)	The brokerage commissions and handling charge income from futures brokerage declined from HK$329.2 million in 2022 to HK$295.5 million in 2023, and increased to HK$392.0 million (US$50.5 million) in 2024, which was generally in line with the fluctuation of the number of contracts traded for futures brokerage. The number of contracts traded for futures brokerage decreased from 20.7 million in 2022 to 19.1 million in 2023, and increased to 24.6 million in 2024.
(3)	The brokerage commissions and handling charge income from IPO brokerage declined from HK$21.1 million in 2022 to HK$12.4 million in 2023, and further increased to HK$22.0 million (US$2.8 million) in 2024, which was generally in line with the fluctuation of the IPO market.
(4)	Others include (i) handling fees, such as dividend collection fees, equity interest collection fees, corporate action handling fees, (ii) bond brokerage commission, and (iii) service fees, such as ESOP handling charges.
(5)	Based on the place of incorporation of the subsidiaries in which the revenues are recorded.
(6)	The brokerage commissions and handling charge income in Hong Kong declined by 9.0% from HK$3,514.8 million in 2022 to HK$3,197.6 million in 2023, and further increased by 47.7% to HK$4,721.5 million (US$607.8 million) in 2024, which was generally in line with the fluctuations in trading volume.
(7)	The brokerage commissions and handling charge income in other geographic locations increased from HK$492.9 million in 2022 to HK$747.2 million in 2023, and further increased to HK$1,323.3 million (US$170.4 million) in 2024, which was mainly related to increased number of funded accounts in our new markets, driven by our growing market share and the enrichment of our product and service offerings in these markets.

Interest income

We earn interest income primarily from margin financing and securities lending services and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

The table below sets forth the interest income based on the underlying interest earning assets during the period presented:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
	HK$	HK$	HK$	US$
Interest income from:
Bank deposits	986,387	2,482,866	2,840,770	365,716
Margin financing	1,588,569	1,754,056	2,177,686	280,351
Securities lending	499,745	1,053,294	1,352,746	174,150
Others	139,626	246,206	295,662	38,063
Total	3,214,327	5,536,422	6,666,864	858,280

The table below sets forth the average asset balance outstanding and the annualized yield of our major interest earning assets during the period presented:

	Year ended December 31,
	2022	2023	2024

	(in thousands)
	HK$	HK$	HK$	US$
Average interest-earning asset balance(1)
Bank deposits	61,980,140	55,260,272	63,791,969	8,212,466
Margin financing	25,728,035	29,313,160	37,545,644	4,833,560

Annualized yields(2)
Bank deposits(3)	1.59%	4.49%	4.45%
Margin financing(4)	6.17%	5.98%	5.80%

Notes:

(1)	Average interest-earning asset balance represents the simple average of month-end balances in a given period.
(2)	Annual yield is calculated by dividing revenue for the given period by the applicable average asset balance.
(3)	The change in annualized yields of bank deposits was mainly attributable to the fluctuation of market interest rates.
(4)	The annualized yields of margin financing remained relatively stable as a result of our fixed pricing structure for margin financing services.

Other income

Other income primarily consists of (i) enterprise public relations service charge income, (ii) underwriting fee income, (iii) IPO subscription service charge income, (iv) funds distribution service income, (v) currency exchange service income, (vi) market information and data income, and (vii) technology service income. We generate enterprise public relations service charge income by providing institutional clients with public relations and investor relations services, including distributing company information and news and providing communication channels with retail investors. We generate underwriting fee income in our investment banking business primarily by providing equity underwriting to corporate issuers. We generate IPO subscription service charge income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. We generate funds distribution service income from our wealth management product distribution business. We generate currency exchange service income from providing currency exchange services to our clients with funded accounts. We generate market information and data income primarily by providing fee-based market data services to users and clients. We generate technology service income by providing information technology services.

Costs

The following table sets forth the components of our costs by amounts and percentages of costs for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Costs:
Brokerage commission and handling charge expenses	329,789	33.1	249,567	16.2	341,238	43,930	14.0
Interest expenses	292,503	29.4	910,759	59.3	1,617,450	208,228	66.1
Processing and servicing costs	373,840	37.5	375,904	24.5	486,783	62,668	19.9
Total costs	996,132	100.0	1,536,230	100.0	2,445,471	314,826	100.0

Brokerage commission and handling charge expenses

Brokerage commission and handling charge expenses consist of fees charged by stock exchanges or executing brokers for our use of their clearing and settlement systems and expenses charged by commercial banks or stock exchanges for providing clearing and settlement services in connection with IPO subscriptions.

Interest expenses

Interest expenses primarily consist of interest expenses of borrowings from commercial banks, other licensed financial institutions and other parties to fund our margin financing business, securities lending business, IPO and other financing business.

Processing and servicing costs

Processing and servicing costs mainly consist of market information and data fees, data transmission fees, cloud service fees and system cost paid to stock exchanges and data and other service providers.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	1,222,077	40.1	1,440,893	41.6	1,493,620	192,286	33.0
Selling and marketing expenses	895,772	29.4	710,348	20.5	1,409,313	181,432	31.2
General and administrative expenses	931,144	30.5	1,313,464	37.9	1,620,017	208,558	35.8
Total operating expenses	3,048,993	100.0	3,464,705	100.0	4,522,950	582,276	100.0

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

Pillar Two

The Organization of Economic Cooperation and Development has proposed a global minimum tax of 15% on a countryby- country basis (“Pillar Two”). Under the legislation, we are liable to pay a top-up tax for the difference between the Global Anti-Base Erosion Proposal (“GloBE”) effective tax rate for each jurisdiction and the 15% minimum rate.

For the year ended December 31, 2024, certain of the our subsidiaries are located in jurisdictions where Pillar Two legislation has been in effect, such as Australia, Canada, Japan. The effective tax rate is 15.5% for the annual reporting period ended December 31, 2024. We have effective tax rates that exceed 15% in all jurisdictions in which it operates, except for Hong Kong, Singapore and Mainland China. We have assessed the impact and determined that no current tax provision is required due to the implementation of Pillar Two in these jurisdictions has yet to be effective as of December

31, 2024.

In the jurisdictions where Pillar Two is expected to become effective in 2025, mainly Hong Kong and Singapore, we anticipate that it may be subject to a top-up tax under the GloBE rules. We are in the process of assessing its exposure to the Pillar Two legislation when it comes into effect. We expect such legislation could impact any minimum tax we owe in future periods, possibly materially, and the effective tax rate could increase in 2025 and thereafter. This minimum tax, if any, will be recognized in the period in which it is incurred.

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

	For the Year Ended December 31,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues
Brokerage commission and handling charge income	4,007,642	52.6	3,944,779	39.4	6,044,746	778,190	44.5
Interest income	3,214,327	42.2	5,536,422	55.3	6,666,864	858,280	49.1
Other income	392,058	5.2	527,217	5.3	878,515	113,098	6.4
Total revenues	7,614,027	100.0	10,008,418	100.0	13,590,125	1,749,568	100.0
Costs
Brokerage commission and handling charge expenses	(329,789)	(4.4)	(249,567)	(2.5)	(341,238)	(43,930)	(2.5)
Interest expenses	(292,503)	(3.8)	(910,759)	(9.0)	(1,617,450)	(208,228)	(11.9)
Processing and servicing costs	(373,840)	(4.9)	(375,904)	(3.8)	(486,783)	(62,668)	(3.6)
Total costs	(996,132)	(13.1)	(1,536,230)	(15.3)	(2,445,471)	(314,826)	(18.0)
Total gross profit	6,617,895	86.9	8,472,188	84.7	11,144,654	1,434,742	82.0
Operating expenses
Research and development expenses(1)	(1,222,077)	(16.1)	(1,440,893)	(14.4)	(1,493,620)	(192,286)	(11.0)
Selling and marketing expenses(1)	(895,772)	(11.8)	(710,348)	(7.1)	(1,409,313)	(181,432)	(10.4)
General and administrative expenses(1)	(931,144)	(12.1)	(1,313,464)	(13.1)	(1,620,017)	(208,558)	(11.9)
Total operating expenses	(3,048,993)	(40.0)	(3,464,705)	(34.6)	(4,522,950)	(582,276)	(33.3)
Income from operations	3,568,902	46.9	5,007,483	50.1	6,621,704	852,466	48.7
Others, net	(210,295)	(2.8)	33,442	0.3	(86,372)	(11,119)	(0.6)
Income before income tax expense and share of loss from equity method investments	3,358,607	44.1	5,040,925	50.4	6,535,332	841,347	48.1
Income tax expense	(413,962)	(5.5)	(748,479)	(7.5)	(998,342)	(128,525)	(7.3)
Share of loss from equity method investments	(17,752)	(0.2)	(13,497)	(0.1)	(103,934)	(13,380)	(0.8)
Net income	2,926,893	38.4	4,278,949	42.8	5,433,056	699,442	40.0

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$

	(in thousands)
Research and development expenses	145,226	201,033	230,830	29,717
General and administrative expenses	44,099	69,560	81,966	10,552
Selling and marketing expenses	15,204	20,238	22,130	2,849
Total	204,529	290,831	334,926	43,118

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Total revenues were HK$13,590.1 million (US$1,749.6 million), an increase of 35.8% from HK$10,008.4 million in 2023.

Brokerage commission and handling charge income. Brokerage commission and handling charge income HK$6,044.7 million (US$778.2 million), an increase of 53.2% from HK$3,944.8 million in 2023. The increase was mainly due to an increase in trading volume, partially offset by lower blended commission rate. The blended commission rate decreased from 9.3 bps in 2023 to 7.8 bps in 2024. The increase in our trading volume from HK$4.2 trillion in 2023 to HK$7.8 trillion in 2024 was primarily due to strong market sentiments.

The table below sets forth the growth of our platform in terms of funded accounts, total client asset balance, and average funded account asset balance as of the dates indicated:

	As of December 31,
	2023	2024
Funded accounts	1,710,106	2,411,324
Total client asset balance (HK$in billion)	485.6	743.3
Average funded account asset balance (HK$)	283,934	308,237

Interest income. Interest income was HK$6,666.9 million (US$858.3 million), an increase of 20.4% from HK$5,536.4 million in 2023. The increase in interest income was mainly driven by higher margin financing income due to an increase in daily average margin balance and higher interest income from bank deposits. Interest income derived from securities lending business increased by 28.4% from HK$1,053.3 million in 2023 to HK$1,352.7 million (US$174.1 million) in 2024, which was mainly attributable to the expansion of our securities lending business.

Other income. Other income was HK$878.5 million (US$113.1 million), an increase of 66.6% from HK$527.2 million in 2023. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$2,445.5 million (US$314.8 million), an increase of 59.2% from HK$1,536.2 million in 2023.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$341.2 million (US$43.9 million), an increase of 36.7% from HK$249.6 million in 2023. This was primarily attributable to higher trading volume.

Interest expenses. Interest expenses were HK$1,617.5 million (US$208.2 million), an increase of 77.6% from HK$910.8 million in 2023. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business from HK$737.8 million in 2023 to HK$1,373.7 million (US$176.8 million) in 2024, which was also in line with the expansion of securities lending business.

Processing and servicing costs. Processing and servicing costs were HK$486.8 million (US$62.7 million), an increase of 29.5% from HK$375.9 million in 2023. The increase was due to higher market information and data fee, and cloud service fee for new markets and products.

Gross profit

As a result of the foregoing, our total gross profit increased by 31.5% from HK$8,472.2 million in 2023 to HK$11,144.7 million (US$1,434.7 million) in 2024. Gross profit margin declined from 84.7% in 2023 to 82.0% in 2024.

Operating expenses

Total operating expenses were HK$4,523.0 million (US$582.3 million), an increase of 30.5% from HK$3,464.7 million in 2023. The increase was primarily due to the increase in selling and marketing expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,493.6 million (US$192.3 million), an increase of 3.7% from HK$1,440.9 million in 2023. This increase was primarily due to an increase in research and development headcount to support new products and new markets.

Selling and marketing expenses. Selling and marketing expenses were HK$1,409.3 million (US$181.4 million), an increase of 98.4% from HK$710.3 million in 2023. The increase was mainly due to strong funded accounts growth, partially offset by lower customer acquisition costs.

General and administrative expenses. General and administrative expenses were HK$1,620.0 million (US$208.6 million), an increase of 23.3% from HK$1,313.5 million in 2023. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income tax expense

We had income tax expense of HK$998.3 million (US$128.5 million) in 2024, compared to HK$748.5 million in 2023, primarily due to the 27.9% year-over-year increase in our income before income tax expenses.

Net income

As a result of the foregoing, we had net income of HK$5,433.1 million (US$699.4 million) in 2024, compared to HK$4,278.9 million in 2023, an increase of 27.0%.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Total revenues were HK$10,008.4 million in 2023, an increase of 31.4% from HK$7,614.0 million in 2022.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$3,944.8 million in 2023, a decrease of 1.6% from HK$4,007.6 million in 2022. The decrease was mainly due to lower trading volume, largely offset by higher blended commission rate. The blended commission rate increased from 8.3 bps in 2022 to 9.3 bps in 2023. The decrease in our trading volume from HK$4.9 trillion in 2022 to HK$4.2 trillion in 2023 was primarily due to weak market sentiments.

The table below sets forth the growth of our platform in terms of funded accounts, total client asset balance, and average funded account asset balance as of the dates indicated:

	As of December 31,
	2022	2023
Funded accounts	1,486,980	1,710,106
Total client asset balance (HK$in billion)	417.5	485.6
Average funded account asset balance (HK$)	280,751	283,934

Interest income. Interest income was HK$5,536.4 million in 2023, an increase of 72.2% from HK$3,214.3 million in 2022. The increase in interest income was mainly driven by higher interest income from bank deposits and securities lending business. Interest income derived from bank deposit and securities lending business increased by 138.0% from HK$1,486.1 million in 2022 to HK$3,536.2 million in 2023, which was mainly attributable to the growing market interest rates amid rates hike.

Other income. Other income was HK$527.2 million in 2023, an increase of 34.5% from HK$392.1 million in 2022. The increase was primarily attributable to higher fund distribution service income which was led by an increase of 82.3% of wealth management products held by our clients from HK$31.6 billion as of December 31, 2022 to HK$57.6 billion as of December 31, 2023.

Costs

Total costs were HK$1,536.2 million in 2023, an increase of 54.2% from HK$996.1 million in 2022.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$249.6 million in 2023, a decrease of 24.3% from HK$329.8 million in 2022. This was attributable to lower trading volume and cost savings from our U.S. self-clearing business.

Interest expenses. Interest expenses were HK$910.8 million in 2023, an increase of 211.4% from HK$292.5 million in 2022. The increase was mainly driven by higher expenses associated with our securities lending business from HK$209.8 million in 2022 to HK$737.8 million in 2023.

Processing and servicing costs. Processing and servicing costs were HK$375.9 million in 2023, an increase of 0.6% from HK$373.8 million in 2022. The increase in our system cost was offset by the cost saving from cloud service fee.

Gross profit

As a result of the foregoing, our total gross profit increased by 28.0% from HK$6,617.9 million in 2022 to HK$8,472.2 million in 2023. Gross profit margin declined from 86.9% in 2022 to 84.7% in 2023.

Operating expenses

Total operating expenses were HK$3,464.7 million in 2023, an increase of 13.6% from HK$3,049.0 million in 2022. The increase was primarily due to the increase in research and development expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,440.9 million in 2023, an increase of 17.9% from HK$1,222.1 million in 2022. The increase was primarily due to an increase in research and development headcount to support new product offering.

Selling and marketing expenses. Selling and marketing expenses were HK$710.3 million in 2023, a decrease of 20.7% from HK$895.8 million in 2022. The decrease was mainly due to slower funded account growth and lower customer acquisition costs.

General and administrative expenses. General and administrative expenses were HK$1,313.5 million in 2023, an increase of 41.1% from HK$931.1 million in 2022. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income tax expense

We had income tax expense of HK$748.5 million in 2023, compared to HK$414.0 million in 2022, primarily due to the 50.5% year-over-year increase in our income before income tax expenses.

Net income

As a result of the foregoing, we had net income of HK$4,278.9 million in 2023, compared to HK$2,926.9 million in 2022.

B.    Liquidity and Capital Resources

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of December 31, 2022, 2023 and 2024, respectively, our cash and cash equivalents were HK$5,028.9 million, HK$4,937.5 million and HK$11,688.4 million (US$1,504.7 million). Our cash and cash equivalents primarily consist of demand deposits and time deposits with initial terms of less than three months placed with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

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

As of December 31, 2024, our cash and cash equivalents were HK$11,688.4 million (US$1,504.7 million), out of which HK$129.2 million (US$16.6 million) was held in Renminbi, HK$10,523.2 million (US$1,354.7 million) was held in U.S. dollars, HK$465.3 million (US$59.9 million) was held in Hong Kong dollars, HK$73.0 million (US$9.4 million) was held in Singapore dollars, HK$19.3 million (US$2.5 million) was held in Australian dollars, HK$330.1 million (US$42.5 million) was held in Japanese Yen, HK$20.9 million (US$2.7 million) was held in Malaysian Ringgit and HK$127.4 million (US$16.4 million) was held in Canadian dollars. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. For surplus funds, we have an internal process to determine how to deploy such funds based on a variety of factors, such as our short-term payment obligations, fund safety, liquidity and profitability. In order to maintain flexibility in anticipation of cash needs, we generally deploy our surplus funds either into short-term bank deposits or to purchase certain available-for-sale financial securities, such as low-risk financial products issued by local commercial banks.

As of December 31, 2024, 1.3% of our cash and cash equivalents were held in China, and 0.1% were held by the Consolidated Affiliated Entities. Although we consolidate the results of the Consolidated Affiliated Entities, we only have access to the assets or earnings of the Consolidated Affiliated Entities through the Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The table below summarizes the net capital, the requirement and the excess capital for our principal broker-dealer subsidiaries as of December 31, 2024:

	As of December 31, 2024
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities International (Hong Kong) Limited	8,792,379	2,661,719	6,130,660
Moomoo Financial Inc.	173,480	35,655	137,825
Futu Clearing Inc.	6,313,225	754,707	5,558,518
Moomoo Financial Singapore Pte. Ltd.	2,718,113	256,448	2,461,665

Where the relevant operating subsidiaries do not meet regulatory capital requirements, such subsidiaries may be faced with certain operational restrictions, including cessation of carrying on of business in any or all of the regulated activities permitted under their respective licenses.

As of December 31, 2024, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	3,474,931	(6,337,396)	30,996,323	3,990,410
Net cash generated from/(used in) investing activities	93,859	(2,444,418)	103,932	13,380
Net cash (used in)/(generated from) financing activities	(7,009,521)	2,307,957	70,851	9,121
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(135,196)	66,352	(149,866)	(19,293)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,575,927)	(6,407,505)	31,021,240	3,993,618
Cash, cash equivalents and restricted cash at beginning of the year	59,291,512	55,715,585	49,308,080	6,347,837
Cash, cash equivalents and restricted cash at end of the year	55,715,585	49,308,080	80,329,320	10,341,455

Operating activities

Net cash generated from operating activities in 2024 was HK$31.0 billion (US$4.0 billion), as compared to net income of HK$5.4 billion (US$0.7 billion) in the same year. The difference was primarily due to net increase in loans and advances of HK$17.2 billion (US$2.2 billion), net increase in accounts receivable from clients and brokers of HK$12.3 billion (US$1.6 billion), offset by net increase in accounts payable to clients and brokers of HK$51.7 billion (US$6.7 billion) and net increase in securities sold under agreements to repurchase of HK$2.6 billion (US$0.3 billion). The increase in loans and advances was due to the expansion of our margin financing business. The increase in accounts receivable from clients and brokers and accounts payable to clients and brokers was mainly driven by the increase in our clients’ trading volume and cash deposits. The increase in securities sold under agreements to repurchase was mainly attributable to the increased funding demand from margin financing business. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2024 were HK$334.9 million (US$43.1 million) in share-based compensation expenses and HK$105.6 million (US$13.6 million) in amortization of right-of-use assets.

Net cash used in operating activities in 2023 was HK$6.3 billion, as compared to net income of HK$4.3 billion in the same year. The difference was primarily due to net increase in loans and advances of HK$5.9 billion and net decrease in accounts payable to clients and brokers of HK$4.6 billion. The increase in loans and advances was due to the expansion of our margin financing business. The decrease in accounts payable to clients and brokers was mainly attributable to the decline in our clients’ cash deposits. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2023 were HK$290.8 million in share-based compensation expenses and HK$110.4 million in amortization of right-of-use assets.

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

Investing activities

Net cash generated from investing activities in 2024 was HK$103.9 million (US$13.4 million), primarily due to the proceeds from disposal of short-term investments of HK$1,509.5 million (US$194.3 million), partially offset by purchase of short-term investments of HK$796.4 million (US$102.5 million), acquisition of long-term investments of HK$440.0 million (US$56.6 million) and purchase of property and equipment and intangible assets of HK$167.5 million (US$21.6 million).

Net cash used in investing activities in 2023 was HK$2.4 billion, primarily due to purchase of short-term investments of HK$4.8 billion, partially offset by the proceeds from disposal of short-term investments of HK$2.4 billion.

Net cash generated from investing activities in 2022 was HK$93.9 million, primarily due to proceeds from disposal of short-term investments of HK$4.6 billion, partially offset by purchase of short-term investments of HK$4.1 billion, acquisition of long-term investment of HK$235.4 million and acquisition of subsidiaries of HK$109.5 million.

Financing activities

Net cash generated from financing activities in 2024 was HK$70.9 million (US$9.1 million), primarily attributable to the net proceeds of HK$50.7 million (US$6.5 million) from other borrowings and the proceeds from exercise of employee share options of HK$20.2 million (US$2.6 million).

Net cash generated from financing activities in 2023 was HK$2.3 billion, primarily attributable to proceeds of HK$79.6 billion from other borrowings, partially offset by repayment of other borrowings of HK$76.4 billion.

Net cash used in financing activities in 2022 was HK$7.0 billion, primarily attributable to repayment of short-term borrowings of HK$74.7 billion and share repurchases of HK$3.1 billion, partially offset by proceeds of HK$70.8 billion from short-term borrowings.

Short-term Borrowings

	As of December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$

	(in million)
Borrowings from banks(1):	2,481	5,652	5,702	734

Note:

(1)

We have unused borrowing facilities of HK$20.0 billion, HK$17.4 billion and HK$18.2 billion (US$2.3 billion) from banks as of December 31, 2022, 2023 and 2024, of which nil, HK$586.2 million and HK$582.2 million (US$75.0 million) are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, or HIBOR, CNH HIBOR, etc.

We have entered into short-term borrowings primarily to support our margin financing business in Hong Kong. Our short-term borrowings bear weighted average interest rates of 3.86%, 5.30% and 4.18% as of December 31, 2022, 2023 and 2024, respectively.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2024:

	Payment due by December 31,

	Total	2025	2026	2027	2028	2029	Thereafter

	(HK$ in thousands)
Operating lease commitments(1)	295,979	151,192	74,025	28,633	6,643	6,750	28,736

Note:

(1)

Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through March 2035.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$90.5 million in 2022, HK$77.8 million in 2023 and HK$167.5 million (US$21.6 million) in 2024. The capital expenditures in 2024 were primarily due to the purchase of office equipment, furniture and fixture. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our securities offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Loans and Advances

Our loans and advances include margin loans and other advances, mainly collateralized by securities and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

Other advances mainly consist of stock-pledged loans to enterprises which mainly are secured by pledged listed shares as collateral.

The following table sets forth our loans and advances as of December 31, 2023 and 2024, respectively:

	As of December 31,
	2023	2024

	(in thousands)
	HK$	HK$	US$
Margin loans	30,621,456	47,833,365	6,157,983
Other advances(1)	1,971,848	1,966,383	253,149
Subtotal	32,593,304	49,799,748	6,411,132
Less: Allowance for credit losses(2)	(45,949)	(85,252)	(10,975)
Total	32,547,355	49,714,496	6,400,157

Notes:

(1)	Stock-pledged loans are included in other advances as of December 31, 2023 and 2024 with a gross amount of HK$1,912.6 million and HK$1,907.3 million (US$245.5 million), respectively.
(2)	The allowance for credit losses was HK$45.9 million and HK$85.3 million (US$11.0 million) as of December 31, 2023 and 2024, of which HK$5.0 million and nil relate to stock-pledged loans, respectively.

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

Share Repurchase Program

In November 2021, our board of directors approved a share repurchase program to repurchase up to US$300 million worth of ADSs until December 31, 2022. As of December 31, 2022, we had repurchased US$300 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. In March 2022, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2023.

In March 2024, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. As of December 31, 2024, we have not repurchased ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program. For additional information on the share repurchases during 2024, see “Part II—Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Capital Commitment

Our capital commitments are primarily related to capital contribution obligation for certain investment funds. As of December 31, 2024, total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$70.0 million.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

E.   Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our critical accounting policies.

Allowance for credit losses for the stock-pledged loans

We extend stock-pledged loans to enterprises, and these loans pledged listed shares as collateral. As of December 31, 2023 and 2024, the gross amount of stock-pledged loans was HK$1,912.6 million and HK$1,907.3 million (US$245.5 million), respectively. The allowance for credit losses for the stock-pledged loans was HK$5.0 million and nil as of December 31, 2023 and 2024, respectively.

The estimation of allowance for current expected credit losses for stock-pledged loans are calculated using quantitative models that consider a variety of factors such as the quality of collateral, as well as an economic outlook over the life of the loans. Significant judgment is applied in determining the appropriate probability of default (“PD”) and loss given default (“LGD”), using a variety of factors such as the stock price and price volatility of the collateral. The determination of LGD also involves significant judgment in considering the expected duration to foreclose the collateral. The estimation of PD and LGD further incorporates forward looking information through the use of macroeconomic scenario. In developing the macroeconomic scenario, significant judgment is also applied that take into consideration of a number of forecasted economic variables.

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

Mr. Arthur Yu Chen has served as our chief financial officer since September 2017 and is responsible for the accounting, finance and internal controls functions, and the capital markets activities of our Group. Since March 2025, Mr. Chen has served as a non - executive director of Airstar Bank. Prior to joining our company, Mr. Chen served as a director at Citigroup Global Markets Asia Limited from 2009 to 2016 in its equity business, responsible for management of institutional stock business. Mr. Chen also served as a vice president at China International Capital Corporation from 2005 to 2009. Mr. Chen received his bachelor’s degree in economics from Shanghai University of Finance & Economics in June 1998 and his master’s degree in business administration from China Europe International Business School in December 2005.

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

Mr. Vic Haixiang Li has served as our independent director since March 2019 and is mainly responsible for providing professional opinion and advice to our board of directors. Mr. Vic Li is the founder and managing partner of VI Ventures, a boutique venture capital fund, and chairman of VI Asset Management. Mr. Vic Li is one of the founders and a former senior executive vice president of Tencent. Mr. Li was appointed as a non - executive director of IceCure Medical Ltd (Nasdaq: ICCM) effective on December 23, 2024. Mr. Li received his bachelor’s degree in computer software from South China University of Technology in July 1994 and his master’s degree in business administration from China Europe International Business School in September 2017. He was recognized as “China Top CIO” by the CEO and CIO magazine in 2008.

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

B.    Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of HK$60.5 million (US$7.8 million) in cash to our executive officers and directors, and an aggregate of HK$350 thousand (US$45.1 thousand) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Amended and Restated 2014 Share Incentive Plan” and “—2019 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

Amended and Restated 2014 Share Incentive Plan

In December 2018, our board of directors approved the Amended and Restated 2014 Share Incentive Plan, or the 2014 Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Incentive Plan is 135,032,132. The 2014 Share Incentive Plan expired on October 30, 2024 and no new grants may be made under the plan after this date.

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

As of the Latest Practicable Date, 1,959,506 share options and 19,291,480 restricted share units have been granted and were outstanding under the 2014 Incentive Plan and the 2019 Incentive Plan, excluding awards that were exercised, settled, forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of the Latest Practicable Date, the number of Class A ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Leaf Hua Li	*(1)(2)	—	December 24, 2020	December 23, 2030
Arthur Yu Chen	*(1)	Nominal	October 5, 2020, December 16, 2021, December 30, 2022, December 24, 2023	October 4, 2030, December 15, 2031, December 29, 2032, December 23, 2033
Robin Li Xu	*(1)	Nominal	January 2, 2020, December 30, 2022, December 24, 2023	January 1, 2030, December 29, 2032, December 23, 2033

Notes:

(1)	“*” denotes less than 1% of our total outstanding ordinary shares.
(2)	In December 2020, our company granted Mr. Li restricted share units under the 2019 Incentive Plan to acquire 800 Class A ordinary shares for the purpose of testing and experiencing our self-developed ESOP management system.

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

D.    Employees

We had a total of 2,784, 3,213 and 3,343 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 2,601 employees were located in Mainland China, 267 employees were located in Hong Kong, 123 employees were located in the United States, 104 employees were located in Singapore, and 248 employees were located elsewhere.

The following table sets forth the number of our employees as of December 31, 2024 by function:

	As of
	December 31, 2024
	Number	%
Functions:
Research and development	1,986	59.4
Customer services and operations	423	12.7
General and administration	558	16.7
Marketing	376	11.2
Total	3,343	100.0

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in each region. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We are also required under Hong Kong laws to enroll all eligible employees in Hong Kong to their mandatory provident fund, or the MPF, scheme. Both the employees and us are each required to contribute certain percentage of an employee’s salary (subject to a statutory cap at HK$1,500) per month to a retirement scheme that is registered as a MPF scheme. For our employees in the United States, we make similar contributions to a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. For our employees in Singapore, we make payments to the Central Provident Fund as part of their defined contribution retirement plan. In Japan, we provide statutory employee benefits, including health insurance, pension insurance, and nursing care insurance. Additionally, we offer employee benefits beyond legal requirements, such as marriage celebration bonuses and newborn child celebration bonuses. In Australia, we provide statutory insurance coverage, including retirement pensions and workers’ compensation insurance. Furthermore, we offer additional benefits such as marriage bonuses, baby baptism bonuses, and hospitalization benefits. In the province of Ontario, Canada, we actively participate in various employee welfare programs regulated by provincial and federal authorities. These programs include retirement pensions, medical insurance, and unemployment insurance. In accordance with Canadian employment laws, we are obligated to contribute a specified percentage of wages, bonuses, and certain allowances to employee benefit plans. The contribution percentage is set within the limits defined by provincial and federal regulations. All employees are eligible for relevant non-salary benefits. Additionally, we provide team-building budget benefits for each department. The team-building budget is the activity fund allocated by us to each department and can be used to organize inter-departmental activities, internal department activities, as well as welcome and farewell events for employees.

We also have a systematic performance evaluation system which provides the basis for human resource decisions such as remuneration adjustments, career promotion and talent cultivation. We continue to strengthen talent management and development, regularly conduct performance management activities that cover core aspects such as performance goal setting, performance coaching, and review evaluation. The goal-setting mechanism further reinforces goal orientation, ensuring that employees’ work priorities align with our business development needs through regular tracking and adjustments. The performance evaluation system provides employees with timely and objective feedback, helping them identify strengths and areas for improvement. This performance management activities in 2024 have covered approximately 95% of our employees. We will continue to optimize the performance management system, further enhancing employee engagement and management efficiency, providing a solid talent guarantee for our long-term sustainable development.

We have always adhered to sharing performance results with our employees. At the end of each year, based on our overall business performance, we also provide annual performance bonuses to non-executive and non-sales employees based on the achievement of our performance expectations and individual performance assessments. To promote the joint growth of employees and our company, we offer an ESOP incentive plan to key employees, critical position talents, and managers at all levels, provided they meet certain tenure conditions. The implementation of the plan aims to enhance employees’ sense of belonging and promote the long-term sustainable development of our company and personal growth.

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

The calculations in the table below are based on 758,267,970 Class A ordinary shares and 355,552,051 Class B ordinary shares outstanding as of the Latest Practicable Date.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B	% of Total	% of Aggregate
	Shares	Ordinary Shares	Ordinary Shares	Voting Power***
Directors and Executive Officers**:
Leaf Hua Li(1)	164,086,568	239,750,000	36.3%	63.0%
Arthur Yu Chen(2)	*	—	*	*
Nineway Jie Zhang	*	—	*	*
Shan Lu(3)	*	—	*	*
Robin Li Xu(4)	*	—	*	*
Vic Haixiang Li(5)	—	—	—	—
Brenda Pui Man Tam(6)	—	—	—	—
All Directors and Executive Officers as a Group	173,169,800	239,750,000	37.1%	63.1%
Principal Shareholders:
Leaf Hua Li(1)	164,086,568	239,750,000	36.3%	63.0%
Entities affiliated with Tencent(7)	110,971,451	115,802,051	20.4%	30.8%
*	Less than 1% of our total outstanding ordinary shares.
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

Notes:

(1)	Represents (i) 202,812,500 Class B ordinary shares and 100,000,000 Class A ordinary shares (including 50,000,000 Class A ordinary shares in the form of ADSs) held by Lera Ultimate Limited, a BVI business company, (ii) 36,937,500 Class B ordinary shares and 64,000,000 Class A ordinary shares (in the form of ADSs) held by Lera Infinity Limited, a BVI business company, and (iii) 86,568 Class A ordinary shares (in the form of ADSs) held by Leaf Hua Li, as reported on the Schedule 13G/A filed by Mr. Li, among others, on February 6, 2024. Lera Ultimate Limited is ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is ultimately owned by Lera Target Trust. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our company. The registered address of each of Lera Ultimate Limited and Lera Infinity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The business address of Mr. Arthur Yu Chen is 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China.
(3)	The business address of Mr. Shan Lu is Gemdale Viseen Tower, No. 16, Gaoxinnanshi Road, Nanshan District, Shenzhen, People’s Republic of China.
(4)	The business address of Mr. Robin Li Xu is 1 Raffles Quay, #39-02, North Tower, Singapore.
(5)	The business address of Mr. Vic Haixiang Li is Suite 7013, 70/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong S.A.R., People’s Republic of China.
(6)	The business address of Ms. Brenda Pui Man Tam is 932 Weldwood Ct, Los Gatos, CA 95032, the United States of America.
(7)	Represents (i) 115,802,051 Class B ordinary shares and 33,195,789 Class A ordinary shares held of record by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 71,024,142 Class A ordinary shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 1,161,840 Class A ordinary shares represented by 145,230 ADSs held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent Holdings Limited; (iv) 5,412,888 Class A ordinary shares represented by 676,611 ADSs held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (v) 176,792 Class A ordinary shares represented by 22,099 ADSs held of record by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings Limited, as reported on the Schedule 13G/A jointly filed by Huang River Investment Limited, Image Frame Investment (HK) Limited, and Tencent Holdings Limited on November 14, 2024. The registered address of each of Huang River Investment Limited, Image Frame Investment (HK) Limited and Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of the Latest Practicable Date, a total of 604,048,032 Class A ordinary shares are held by one record holder in the United States, representing approximately 54.2% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

Transactions with Tencent

Tencent has been a principal shareholder of us since October 2014. We purchased software, cloud services, SMS channel services and other services from Tencent in the amount of HK$172.3 million (US$22.2 million) in 2024. As of December 31, 2024, we had amounts due to Tencent of HK$79.1 million (US$10.2 million), primarily consisting of the payable of HK$62.4 million (US$8.0 million) in relation to purchase of cloud equipment and services.

Transactions with Airstar Bank

Airstar Bank is a wholly owned subsidiary of Gravitation Fintech HK Limited. We have significant influence over Airstar Bank indirectly through our equity method investment in Gravitation Fintech HK Limited, which became an associate of our Group in May 2024. We earned technology service income from Airstar Bank in the amount of HK$61.0 million (US$7.9 million) in 2024. As of December 31, 2024, we had amounts due from Airstar Bank of HK$61.2 million (US$7.9 million), primarily consisting of the receivable of technology service income.

Transactions with Directors and Executive Officers

We provide brokerage services to our directors and officers and their spouses. Revenue earned from such services amounted to HK$88.1 thousand (US$11.3 thousand) for the year ended December 31, 2024. Cash deposited by our directors, officers and their spouses for trading purpose were recorded as payables to clients in our consolidated balance sheets and amounted to HK$26.7 million (US$3.4 million) as of December 31, 2024.

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

The unaudited financial results for the fourth quarter ended December 31, 2024 announced on March 13, 2025 have been adjusted in this annual report to correct an inadvertent error. The amount of receivable from brokers is adjusted from HK$18,169.2 million (US$2,339.1 million) to HK$17,224.4 million (US$2,217.4 million), and the amount of payable to brokers is adjusted from HK$44,642.5 million (US$5,747.2 million) to HK$43,697.7 million (US$5,625.6 million). As a result, (i) the amount of total assets is adjusted from HK$159,701.7 million (US$20,559.7 million) to HK$158,756.9 million (US$20,438.1 million), and (ii) the amount of total liabilities is adjusted from HK$131,697.3 million (US$16,954.5 million) to HK$130,752.5 million (US$16,832.8 million). There are no changes to any other GAAP information and non-GAAP information, including the Company’s net assets, consolidated statements of comprehensive income, consolidated statements of net cash flows and consolidated statements of changes in shareholders’ equity.

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

Litigation, arbitration or any other legal or administrative proceeding, regardless of the outcome, could result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and disruptive to our business and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings, which may affect our business operations and financial conditions,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.” See also “Item 4. Information on the Company—B. Business Overview—Ongoing Regulatory Actions.”

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

Our board of directors declared a special cash dividend of US$0.25 per ordinary share, or US$2.00 per ADS in 2024. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our Memorandum and Articles of Association and any special resolutions passed by our shareholders, and our register of mortgages and charge). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Item 10. Additional Information—H. Documents on Display.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2024. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

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

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interest in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

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

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Most of our revenues are denominated in Hong Kong dollar and U.S. dollar and a significant portion of our expenses are denominated in Renminbi. The value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is effectively denominated in Hong Kong dollars, while the ADSs are traded in U.S. dollars.

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

As of December 31, 2022, 2023 and 2024, we had RMB-denominated net assets of HK$1,727.2 million, net liabilities of HK$3,711.1 million and net liabilities of HK$6,586.9 million (US$848.0 million), respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022, 2023 and 2024 would result in a decrease of HK$172.7 million, an increase of HK$371.1 million and an increase of HK$658.7 million (US$84.8 million), respectively, in our pre-tax profit for the year ended December 31, 2022, 2023 and 2024, and a 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022, 2023 and 2024 would result in an increase of HK$172.7 million, a decrease of HK$371.1 million and a decrease of HK$658.7 million (US$84.8 million), respectively, in our pre-tax profit for the year ended December 31, 2022, 2023 and 2024.

Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by rules mandated by our primary regulators. These financial institutions are of sound credit ratings; therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

Our securities activities are transacted on either a cash or margin basis. Our credit risk is limited in that substantially all of the contracts entered into are settled directly at securities clearing organizations.

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

Receivables from other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

In connection with its clearing activities, we are obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to us. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The concentration of credit risk arises when loans are concentrated with a small number of borrowers or a limited number of listed shares pledged. We made loans to third-party enterprises secured by pledged listed shares and are exposed to credit risk in the case of default by debtors and market downturn or decline in the prices of the pledged securities. As of December 31, 2023 and 2024, a single borrower accounted for 95.92% and 95.91% of our total outstanding balance of stock-pledged loans, with a majority of the collaterals comprising of listed shares in a single company, respectively.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2024 indicate that a 1% (100 basis points) increase/decrease in interest rates over a 12-month period would have increased/decreased our profit before tax by approximately HK$290.9 million (US$37.4 million), depending largely on the extent and timing of possible changes in floating rates.

Inflation

To date, our results of operations have not been materially affected by inflation. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 2.0%, 2.4% and 1.4%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022 was an increase of 1.8%, for December 2023 was a decrease of 0.3%, and for December 2024 was an increase of 0.1%. Although we have not been materially affected by inflation in the past, we may be affected if any country or region where we have operations experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2024, we received US$4.2 thousand in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

None.

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year ended December 31,
	2023	2024

	(US$in thousands)
Audit fees(1)	1,195	981
Tax fees(2)	9	11
All other fees(3)	—	39

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 3, 2021, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$300 million worth of ADSs, until December 31, 2022. As of January 2022, we had used up the maximum repurchase amount under the share repurchase program announced on November 3, 2021. On March 11, 2022, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. The source of funding for our share repurchase programs is our cash on hand. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2023.

In March 2024, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. As of December 31, 2024, we have not repurchased ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program.

Item 16F.     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also rely on home country practice exemption with respect to the requirement for annual shareholders’ meeting and did not hold an annual shareholders’ meeting in 2024. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers, employees and consultants to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20 - F.

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

Our technology committee lead, Mr. Leaf Hua Li, together with our information security, security management engineering operations, legal and risk management departments (together, the “Cybersecurity Function Group”) help identify, assess and manage our cybersecurity threats and risks. The Cybersecurity Function Group identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including, for example, manual tools and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and factors, conducting scans of the threat environment, evaluating our and our industry’s risk profile, conducting threat assessments for internal and external threats, engaging third party threat assessments, and conducting vulnerability assessments to identify vulnerabilities. We also conduct internal and/or external audits at least once a year. If regulatory requirements become more stringent, we will adhere to the higher standards.

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

4.1

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2019 (File No. 333- 233721))

4.2

Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.3

Form of Employment Agreement between the Registrant and its Executive Officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

4.4

English Translation of the Exclusive Business Cooperation Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.5

English Translation of the Equity Interest Pledge Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.6

English Translation of the Power of Attorney among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.7

English Translation of the Exclusive Option Agreement among Shensi Beijing, Shenzhen Futu and the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.8

English Translation of the Consent Letters executed by the Spouses of the Registered Shareholders of Shenzhen Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2022 (File No. 001-38820))

4.9

English Translation of the Exclusive Business Cooperation Agreement among Shensi Beijing, Haikou Futu and the Registered Shareholders of Haikou Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.10

English Translation of the Equity Interest Pledge Agreement among Shensi Beijing, Haikou Futu and the Registered Shareholders of Haikou Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.11

English Translation of the Power of Attorney among Shensi Beijing, Haikou Futu and the Registered Shareholders of Haikou Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.12

English Translation of the Exclusive Option Agreement among Shensi Beijing, Haikou Futu and the Registered Shareholders of Haikou Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

4.13

English Translation of the Consent Letters executed by the Spouses of the Registered Shareholders of Haikou Futu, dated September 30, 2021 (incorporated herein by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38820))

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

11.2*	Insider Trading Policies of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1

Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 of the Annual Report on Form 20 - F filed with the Securities and Exchange Commission on April 24, 2024 (File No. 001 - 38820))

101.INS* Inline XBRL Instance Document
101.SCH* Inline XBRL Taxonomy Extension Schema Document
101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB* Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document
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

Date: April 14, 2025

FUTU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Futu Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Futu Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses - Stock-pledged Loans

As described in Notes 2 and 6 to the consolidated financial statements, the allowance for credit losses for the stock-pledged loans was nil on total stock-pledged loans of HK$1,907,250 thousand as of December 31, 2024. The Company’s allowance for credit losses for the stock-pledged loans, which are loans to enterprises with listed shares as collateral, represents management’s estimate of expected credit losses over the remaining expected life of the Company’s stock-pledged loans and considers expected future changes in macroeconomic conditions. For the stock-pledged loans, the allowance for credit losses is estimated using quantitative models that consider a variety of factors such as the quality of the collateral, as well as an economic outlook over the life of the loans. In its loss forecasting model, management considers the stock price and price volatility of the collateral to determine the probability of default (“PD”) and loss given default (“LGD”) of the stock-pledged loans. The Company also considers the expected duration to foreclose the collateral to determine the LGD. The estimation of the PD and LGD further incorporates forward looking information through the use of macroeconomic scenario applied over the forecasted life of the assets. Management used a number of forecasted economic variables in the macroeconomic scenario, which are inputs into the loss forecasting model.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for stock-pledged loans is a critical audit matter are (i) the significant judgment by management in determining the PD and LGD by considering the stock price and price volatility of the collateral, the expected duration to foreclose the collateral and in developing the macroeconomic scenario that consider forecasted economic variables, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s significant judgments and estimations; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

April 14, 2025

We have served as the Company’s auditor since 2018.

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024	2024
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		4,937,538	11,688,383	1,504,742
Cash held on behalf of clients		44,369,310	68,639,816	8,836,569
Restricted cash		1,232	1,121	144
Term deposit		5,540	4,990	642
Short-term investments	4	3,114,613	2,411,074	310,397
Securities purchased under agreements to resell		133,039	316,301	40,720
Loans and advances - current (net of allowance of HK$45,949 thousand and HK$85,252 thousand as of December 31, 2023 and 2024, respectively)	6	32,528,421	49,695,691	6,397,736
Receivables:
Clients		293,505	534,077	68,756
Brokers		5,189,155	17,224,387	2,217,437
Clearing organizations		4,244,793	3,277,063	421,883
Fund management companies and fund distributors		151,691	1,210,472	155,834
Interest		268,504	597,483	76,919
Amounts due from related parties	29(b)	-	61,200	7,879
Prepaid assets		54,691	63,497	8,174
Other current assets	10	135,479	160,330	20,641
Total current assets		95,427,511	155,885,885	20,068,473

Operating lease right-of-use assets	5	224,092	253,212	32,598
Long-term investments	9	238,556	573,190	73,791
Loans and advances - non-current	6	18,934	18,805	2,421
Other non-current assets	10	1,226,754	2,025,841	260,803
Total non-current assets		1,708,336	2,871,048	369,613
Total assets		97,135,847	158,756,933	20,438,086

LIABILITIES
Amounts due to related parties	29(c)	69,018	79,090	10,182
Payables:
Clients		48,762,263	72,379,135	9,317,962
Brokers		15,648,286	43,697,746	5,625,571
Clearing organizations		24,096	503,396	64,806
Fund management companies and fund distributors		175,575	507,076	65,280
Interest		44,109	86,964	11,196
Borrowings	11	5,651,565	5,702,259	734,099
Securities sold under agreements to repurchase		—	2,574,659	331,457
Lease liabilities - current	5	114,682	144,357	18,584
Accrued expenses and other current liabilities	12	1,939,004	4,936,805	635,556
Total current liabilities		72,428,598	130,611,487	16,814,693

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024	2024
		HK$	HK$	US$

Lease liabilities - non-current	5	123,335	132,924	17,112
Other non-current liabilities	12	12,183	8,061	1,037
Total non-current liabilities		135,518	140,985	18,149
Total liabilities		72,564,116	130,752,472	16,832,842

Commitments and Contingencies (Note 28)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2023 and 2024, respectively;891,296,196 and 902,066,986 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	13	71	72	9
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 355,552,051 and 355,552,051 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	13	27	27	3
Additional paid-in capital		18,456,438	18,807,369	2,421,228
Treasury stock (144,498,392 and 144,498,392 shares as of December 31, 2023 and 2024, respectively)	13	(5,199,257)	(5,199,257)	(669,343)
Accumulated other comprehensive loss		(49,433)	(249,916)	(32,174)
Retained earnings		11,360,890	14,652,946	1,886,394
Total shareholders’ equity		24,568,736	28,011,241	3,606,117

Non-controlling interest		2,995	(6,780)	(873)
Total equity		24,571,731	28,004,461	3,605,244
Total liabilities and equity		97,135,847	158,756,933	20,438,086

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		Year ended December 31,
	Note	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	18	4,007,642	3,944,779	6,044,746	778,190
Interest income	19	3,214,327	5,536,422	6,666,864	858,280
Other income	20	392,058	527,217	878,515	113,098
Total revenues		7,614,027	10,008,418	13,590,125	1,749,568
Costs
Brokerage commission and handling charge expenses	21,24	(329,789)	(249,567)	(341,238)	(43,930)
Interest expenses	22	(292,503)	(910,759)	(1,617,450)	(208,228)
Processing and servicing costs	23,24	(373,840)	(375,904)	(486,783)	(62,668)
Total costs		(996,132)	(1,536,230)	(2,445,471)	(314,826)
Total gross profit		6,617,895	8,472,188	11,144,654	1,434,742

Operating expenses
Research and development expenses	24	(1,222,077)	(1,440,893)	(1,493,620)	(192,286)
Selling and marketing expenses	24	(895,772)	(710,348)	(1,409,313)	(181,432)
General and administrative expenses	24	(931,144)	(1,313,464)	(1,620,017)	(208,558)
Total operating expenses		(3,048,993)	(3,464,705)	(4,522,950)	(582,276)

Income from Operations		3,568,902	5,007,483	6,621,704	852,466

Others, net		(210,295)	33,442	(86,372)	(11,119)

Income before income tax expenses and share of loss from equity method investments		3,358,607	5,040,925	6,535,332	841,347

Income tax expenses	25	(413,962)	(748,479)	(998,342)	(128,525)
Share of loss from equity method investments	9	(17,752)	(13,497)	(103,934)	(13,380)

Net income		2,926,893	4,278,949	5,433,056	699,442

Attributable to:
Ordinary shareholders of the Company		2,926,944	4,281,474	5,443,094	700,734
Non-controlling interest		(51)	(2,525)	(10,038)	(1,292)
		2,926,893	4,278,949	5,433,056	699,442

Net income		2,926,893	4,278,949	5,433,056	699,442
Other comprehensive loss, net of tax
Foreign currency translation adjustment		(123,840)	(1,587)	(200,220)	(25,776)
Total comprehensive income		2,803,053	4,277,362	5,232,836	673,666

Attributable to:
Ordinary shareholders of the Company		2,803,086	4,279,887	5,242,611	674,924
Non-controlling interest		(33)	(2,525)	(9,775)	(1,258)
		2,803,053	4,277,362	5,232,836	673,666

Net income per share attributable to ordinary shareholders of the Company	16
Basic		2.57	3.88	4.93	0.63
Diluted		2.54	3.82	4.86	0.63

Net income per ADS
Basic		20.55	31.00	39.44	5.08
Diluted		20.34	30.59	38.88	5.01

Weighted average number of ordinary shares used in computing net income per share	16
Basic		1,139,377,763	1,104,899,411	1,104,199,740	1,104,199,740
Diluted		1,151,021,697	1,119,653,571	1,120,478,183	1,120,478,183

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		Ordinary shares		ordinary shares		Treasury stock purchases		Additional	other		Total
		Number of		Number of		Number of		paid in	comprehensive	Retained	shareholders	Non-controlling
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	earnings	’ equity	Note interest	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$

As of January 1, 2022		737,944,914	58	494,552,051	38	(29,462,760)	(1,178,755)	17,935,752	75,994	4,152,472	20,985,559	—	20,985,559
Profit/(loss) for the year		—	—	—	—	—	—	—	—	2,926,944	2,926,944	(51)	2,926,893
Share-based compensation	15	—	—	—	—	—	—	204,529	—	—	204,529	—	204,529
Shares issued upon exercise of employee share options/ restricted share units (“RSUs”)	13,15	6,107,088	1	—	—	—	—	14,161	—	—	14,162	—	14,162
Surrendered and cancellation of Class A ordinary shares		(6)	—	—	—	—	—	—	—	—	—	—	—
Share conversion from Class B to Class A	13	114,000,000	9	(114,000,000)	(9)	—	—	—	—	—	—	—	—
Treasury stock purchases		—	—	—	—	(91,900,648)	(3,145,810)	—	—	—	(3,145,810)	—	(3,145,810)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(123,840)	—	(123,840)	18	(123,822)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	—	—	268	268
Balance at December 31, 2022		858,051,996	68	380,552,051	29	(121,363,408)	(4,324,565)	18,154,442	(47,846)	7,079,416	20,861,544	235	20,861,779

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		ordinary shares		ordinary shares		Treasury stock purchases		Additional	other		Total	Non-
		Number of		Number of		Number of		paid in	comprehensive		shareholders’	controlling
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	Retained earnings	equity	interest	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2023		858,051,996	68	380,552,051	29	(121,363,408)	(4,324,565)	18,154,442	(47,846)	7,079,416	20,861,544	235	20,861,779
Profit/(loss) for the year		—	—	—	—	—	—	—	—	4,281,474	4,281,474	(2,525)	4,278,949
Share-based compensation	15	—	—	—	—	—	—	290,831	—	—	290,831	—	290,831
Shares issued upon exercise of employee share options/ RSUs	13,15	8,244,200	1	—	—	—	—	11,165	—	—	11,166	—	11,166
Share conversion from Class B to Class A	13	25,000,000	2	(25,000,000)	(2)	—	—	—	—	—	—	—	—
Treasury stock purchases		—	—	—	—	(23,134,984)	(874,692)	—	—	—	(874,692)	—	(874,692)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(1,587)	—	(1,587)	—	(1,587)
Capital injections from non-controlling interest		—	—	—	—	—	—	—	—	—	—	5,285	5,285
Balance at December 31, 2023		891,296,196	71	355,552,051	27	(144,498,392)	(5,199,257)	18,456,438	(49,433)	11,360,890	24,568,736	2,995	24,571,731

As of January 1, 2024		891,296,196	71	355,552,051	27	(144,498,392)	(5,199,257)	18,456,438	(49,433)	11,360,890	24,568,736	2,995	24,571,731
Profit/(loss) for the year		—	—	—	—	—	—	—	—	5,443,094	5,443,094	(10,038)	5,433,056
Share-based compensation	15	—	—	—	—	—	—	334,926	—	—	334,926	—	334,926
Shares issued upon exercise of employee share options/ RSUs	13,15	10,770,792	1	—	—	—	—	16,005	—	—	16,006	—	16,006
Surrendered and cancellation of Class A ordinary shares	13	(2)	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(200,483)	—	(200,483)	263	(200,220)
Declaration of dividend	12	—	—	—	—	—	—	—	—	(2,151,038)	(2,151,038)	—	(2,151,038)
Balance at December 31, 2024		902,066,986	72	355,552,051	27	(144,498,392)	(5,199,257)	18,807,369	(249,916)	14,652,946	28,011,241	(6,780)	28,004,461

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,
	Note	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Cash flows from operating activities
Net income		2,926,893	4,278,949	5,433,056	699,442
Adjustments for:
Depreciation and amortization		54,714	60,849	69,917	9,001
Expected credit loss expenses		15,619	18,080	39,610	5,099
Share of loss from equity method investments		17,752	13,497	103,934	13,380
Impairment from other non-current assets		77,217	—	—	—
Foreign exchange losses/(gains)		133,124	(66,032)	150,416	19,364
Share-based compensation	15	204,529	290,831	334,926	43,118
Realized gain from short-term investments	4	(23,059)	(68,323)	(99,856)	(12,855)
Unrealized (gain)/ losses from short-term investments		(1,728)	(58,950)	81,440	10,484
Deferred income tax benefit	25	(52,112)	(14,769)	(17,975)	(2,314)
Amortization of right-of-use assets		94,933	110,357	105,588	13,593
Realized loss from disposal of property and equipment		—	—	31,094	4,003

Changes in operating assets:
Net increase in amounts due from related parties		—	—	(61,200)	(7,879)
Net decrease/(increase) in securities purchased under agreements to resell		74,203	(101,039)	(183,262)	(23,593)
Net decrease/(increase) in loans and advances		2,858,601	(5,852,341)	(17,206,444)	(2,215,127)
Net decrease/(increase) in accounts receivable from clients and brokers		1,936,445	945,661	(12,275,804)	(1,580,365)
Net (increase)/decrease in accounts receivable from clearing organizations		(1,101,912)	(1,177,840)	967,730	124,584
Net increase in accounts receivable from fund management companies and fund distributors		(6,746)	(72,605)	(1,058,781)	(136,306)
Net (increase)/decrease in interest receivable		(199,714)	9,737	(314,170)	(40,446)
Net increase in prepaid assets		(8,904)	(9,929)	(19,487)	(2,509)
Net increase in other assets		(445,903)	(287,513)	(941,275)	(121,178)

Changes in operating liabilities:
Net increase in amounts due to related parties		3,690	17,593	10,089	1,299
Net increase/(decrease) in accounts payable to clients and brokers		2,297,647	(4,613,791)	51,666,332	6,651,432
Net (decrease)/ increase in accounts payable to clearing organizations		(341,915)	(27,771)	479,300	61,704
Net increase in accounts payable to fund management companies and fund distributors		34,111	84,774	331,501	42,677
Net increase in payroll and welfare payable		337,237	307,192	116,188	14,958
Net (decrease)/ increase in interest payable		(5,495)	34,245	42,855	5,517
Net decrease in operating lease liabilities		(93,093)	(107,528)	(88,736)	(11,424)
Net (decrease)/increase in securities sold under agreements to repurchase		(4,467,861)	—	2,574,659	331,457
Net (decrease)/increase in other liabilities		(843,342)	(50,730)	724,678	93,294
Net cash generated from/(used in) operating activities		3,474,931	(6,337,396)	30,996,323	3,990,410

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		Year Ended December 31,
	Note	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Cash flows from investing activities
Purchase of property and equipment and intangible assets		(90,520)	(77,763)	(167,521)	(21,566)
Purchase of short-term investments		(4,061,490)	(4,755,173)	(796,358)	(102,522)
Proceeds from disposal of short-term investments		4,590,834	2,417,221	1,509,471	194,327
Acquisition of long-term investments		(235,434)	(11,767)	(440,000)	(56,645)
Placement of term deposits		—	(29,282)	—	—
Maturity of term deposits		—	29,882	—	—
Cash paid for acquisitions, net of cash acquired		(109,531)	(17,536)	(1,660)	(214)
Net cash generated from/ (used in) investing activities		93,859	(2,444,418)	103,932	13,380

Cash flows from financing activities
Proceeds from exercise of employee share options		16,332	11,616	20,157	2,595
Purchase of treasury stocks	13	(3,145,810)	(874,692)	—	—
Proceeds from other borrowings		70,806,177	79,581,200	85,513,998	11,008,921
Repayment of other borrowings		(74,686,220)	(76,410,167)	(85,463,304)	(11,002,395)
Net cash (used in)/ generated from financing activities		(7,009,521)	2,307,957	70,851	9,121

Effect of exchange rate changes on cash, cash equivalents and restricted cash		(135,196)	66,352	(149,866)	(19,293)

Net (decrease)/ increase in cash, cash equivalents and restricted cash		(3,575,927)	(6,407,505)	31,021,240	3,993,618
Cash, cash equivalents and restricted cash at beginning of the year		59,291,512	55,715,585	49,308,080	6,347,837

Cash, cash equivalents and restricted cash at end of the year		55,715,585	49,308,080	80,329,320	10,341,455

Cash, cash equivalents and restricted cash
Cash and cash equivalents		5,028,898	4,937,538	11,688,383	1,504,742
Cash held on behalf of clients		50,685,472	44,369,310	68,639,816	8,836,569
Restricted cash		1,215	1,232	1,121	144
Cash, cash equivalents and restricted cash at end of the year		55,715,585	49,308,080	80,329,320	10,341,455

Supplemental disclosure
Interest paid		(297,998)	(876,514)	(1,574,595)	(202,711)
Income tax paid		(694,973)	(698,821)	(761,907)	(98,087)
Cash paid for amounts include in operating lease liabilities		(106,497)	(128,160)	(138,875)	(17,879)

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

As of December 31, 2024, the Company’s principal subsidiaries and the consolidated VIE are as follows:

		Place of	Percentage of
	Date of Incorporation/	Incorporation/	Direct or Indirect
Subsidiaries	Establishment/	Establishment	Economic Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities”)	April 17, 2012	Hong Kong	100%	Financial services
Moomoo Financial Inc	December 17, 2015	Delaware, USA	100%	Financial services
Futu Clearing Inc.	August 13, 2018	Delaware, USA	100%	Financial services
Moomoo Financial Singapore Pte. Ltd	December 17, 2019	Singapore	100%	Financial services
Moomoo Securities Australia Ltd.(Futu Securities (Australia) Ltd.) (1)	February 15, 2001	New South Wales, AUS	100%	Financial services
Moomoo Securities Japan Co., Ltd.	April 5, 1920	Tokyo, Japan	100%	Financial services
Moomoo Financial Canada Inc.	August 7, 2015	Ontario, Canada	85%	Financial services
Futu Lending Limited	April 18, 2017	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Moomoo securities malaysia Sdn. Bhd. (2) (previous name: Futu malaysia Sdn. Bhd. )	November 22, 2021	Malaysia	100%	Financial services
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15, 2014	Beijing, PRC	100%	No substantial business

VIE
Shenzhen Futu Network Technology Co., Ltd.(3) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Note:

(1)	This subsidiary changed company names in May 2024.
(2)	This subsidiary changed company names in April 2024.
(3)	Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer (“CEO”) of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

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

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the ability to direct the activities that most significantly impact the entity’s economic performance and receive the economic benefits from the VIEs that could be significant to the VIEs, and therefore the Company or its subsidiary is considered the primary beneficiary of the VIEs for accounting purposes, and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements in accordance with U.S. GAAP.

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

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	As of December 31,
	2023	2024

	(HK$ in thousands)
Total assets	424,717	496,776
Total liabilities	189,286	186,802

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Total operating revenue	226,468	301,087	244,315
Net income	39,542	97,248	54,087

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Net cash generated from/(used in) operating activities	34,727	(11,798)	(2,222)
Net cash used in investing activities	(3,201)	(6,818)	(5,556)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,476)	123	(282)
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,050	(18,493)	(8,060)
Cash, cash equivalents and restricted cash at beginning of the year	2,751	32,801	14,308
Cash, cash equivalents and restricted cash at end of the Year	32,801	14,308	6,248

Transactions between the VIEs and other entities in the consolidated group

Total assets for 2023 and 2024 include amounts due from internal companies in the consolidated group in the amount of HK $370,065 thousand and HK$457,214 thousand, respectively. Total liabilities include amounts due to the internal companies in the amount of HK$87,630 thousand and HK$79,608 thousand, respectively. During 2022, 2023 and 2024, the VIEs earned inter-company revenues in the amounts of HK$ 202,834 thousand, HK$ 279,145 thousand and HK$ 229,561 thousand, respectively. In addition, advances from Group companies to the VIEs in 2022,2023 and 2024 are in the amount of HK$8,120 thousand,nil, and nil, respectively, the repayment of advances to Group companies by the VIEs in 2022, 2023 and 2024 are in the amount of HK$8,120 thousand,nil, and nil, respectively. All of these balances and transactions have been eliminated in consolidation.

A series of contractual agreements have been entered into by and among the WFOE, the VIEs and their respective shareholders. The Company depends on these contractual arrangements to provide the subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB Accounting Standards Codification (“ASC”) 810, making it the primary beneficiary of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar, which enable the Company to (1) have power to direct activities that most significantly impact the entity’s economic performance, and (2) receive the economic benefits from the VIEs that could be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and VIEs’ subsidiaries, except for registered capital of the VIEs and their subsidiaries amounting to RMB10 million as of December 31, 2023 and 2024, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.7677, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Besides margin loans, stock-pledged loans are also included in loans and advances. These are loans to enterprises with listed shares as collateral. Since the collateral is not replenished to meet the pledged ratio requirement in contracts, and it is not probable that the Group will foreclose on the collateral, the Group does not elect to apply practical expedient based on collateral maintenance provisions under ASC Topic 326. The Group uses probability-of-default methods in assessing the allowance for credit losses for stock-pledged loans. The allowance for credit losses is estimated using quantitative models that consider a variety of factors such as the quality of the collateral, as well as an economic outlook over the life of the loans. In its loss forecasting model, management considers the stock price and price volatility of the collateral to determine the probability of default (“PD”) and loss given default (“LGD”) of the stock-pledged loans. The Group also considers the expected duration to foreclose the collateral to determine the LGD. The estimation of the PD and LGD further incorporates forward looking information through the use of macroeconomic scenario applied over the forecasted life of the assets. A number of forecasted economic variables are used in developing the macroeconomic scenario, which are inputs into the loss forecasting model.

For the year ended December 31, 2022, 2023 and 2024, expected credit loss expenses of HK$15,619 thousand, HK$18,080 thousand and HK$39,610 thousand resulting from the assessment of allowance for credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income respectively.

An entity’s estimate of expected credit losses shall include a measure of the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. However, an entity is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is zero.

Receivables from clients are due within the settlement period commonly adopted in the relevant market practices, which is usually within a few days from the trade date. Because these receivables involve customers who have no recent history of default, and the settlement periods are usually short, the credit risk arising from receivables from clients is considered low. In respect of the receivables from brokers, clearing organizations, interest and fund management companies and fund distributors, the management considers that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation. As a result, the allowance for credit losses for other financial assets were immaterial for all periods presented.

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

Short-term Investments

The Group classifies certain financial assets with highly liquidity and original maturities less than twelve months as short-term investments. The Group’s short-term investments consist of investments in money market funds, treasury bills and financial assets at fair value through profit or loss. Treasury bills are classified as held to maturity and carried at amortized cost. Besides, the Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these quoted prices as Level 1. Financial assets at fair value through profit or loss mainly include investments in funds that are non-exchange-traded. The Group generally considers the net asset value (“NAV”) of the funds provided by the fund manager to be the best estimate of fair value. The Group uses NAV per share to measure the fair value of investments in funds.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell (resell agreements) and transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions.

Under resell agreements, the Group pays cash to counterparties and receives securities as collateral. These agreements are carried at amounts at which the securities will subsequently be resold, and the interest income incurred by the Group is recorded as interest income in the consolidated statements of comprehensive income. The Group applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements.

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

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2023 and 2024, the weighted-average remaining lease term on these leases is approximately two years and three years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.58% and 4.09%, respectively.

For the years ended December 31, 2022, 2023 and 2024, right-of-use assets obtained under operating leases was HK$76,249 thousand, HK$146,560 thousand and HK$171,264 thousand, respectively. The Group’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Refundable Deposit

Refundable deposit is included in other assets in the consolidated balance sheets. As a clearing member firm of securities and derivatives clearing organizations in Hong Kong, Singapore, the U.S. and etc., the Group is also exposed to clearing member credit risk. These clearing organizations require member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to the clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. Many clearing organizations of which the Group is member have the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Group is required to pay such additional funds.

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

Category	Estimated useful lives	Residual rate
Computers equipment	3 - 5 years	5%
Furniture and fixtures	3 - 5 years	5%
Office equipment	3 - 5 years	5%
Office building	39 years	5%
Vehicle	5 years	5%

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

Category	Estimated useful lives
Computer software	5 years
Licenses	10 years
Golf Membership	10 years

The Group had indefinite - lived intangible assets that carried at cost less accumulated impairment losses, including licenses of an insurance broker license and a financial services license and a future trading right as a clearing member firm of HKEx and a golf membership. The Group evaluates the remaining useful life of an indefinite - lived intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful lives. The Group will not amortize the indefinite-lived intangible assets until their useful lives are determined to be finite. An intangible asset that is not subject to amortization will be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Long-term investments

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

1)Equity method investments

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Group accounts for equity method investments over which the Group has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. For the investments in limited partnerships, the equity method of accounting for investments is generally appropriate for accounting by limited partners. According to ASC 323-30-S99-1, the investments in all limited partnerships should be accounted for pursuant to paragraph ASC 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” Investments of more than 3 to 5 percent are generally viewed to be more than minor. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of comprehensive income of the period.

The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other specific information. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value. For the years ended December 31, 2022, 2023 and 2024, no impairment provision was recognized.

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

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Group satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Group determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Group’s progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Group expects to receive in exchange for those promised services (i.e., the “transaction price”). In determining the transaction price, the Group considers multiple factors, including the effects of variable consideration, if any.

For considerations received in advance, contract liabilities arise when customers remit contractual cash payments in advance of the Group satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized either when a milestone is met triggering the contractual right to bill the customer or when the performance obligation is satisfied.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Nature of Services

The Group’s main sources of revenues from contracts with customers are as follows:

1) Brokerage commission and handling charge income are mainly charged to customers for order execution services and trade clearing and settlement services. These services represent a single performance obligation as the services are not separately identifiable in the context of the contract. Our customers are mainly individual investors. The Group recognizes revenue at a point in time at the execution of the order (namely, trade-date basis) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer. Brokerage commission and handling charge income are generally collected from customers on trade date by debiting their brokerage accounts with the Group. For unsettled transactions on the balance sheets day, related revenue and cost on trade date would be accrued and unsettled balances on receivables and payables would be recognized accordingly.

2) Interest income is primarily in connection with business such as margin financing, securities lending services, IPO financing, stock-pledged loan, treasury bills and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

3) Other income is primarily in connection with business such as currency exchange service, underwriting service, IPO subscription service, market data service, enterprise public relations service, technology service and funds distribution service, etc.

i) Currency exchange service income is charged to individual customers for providing currency exchange service. ii) Underwriting fee income are generated from investment banking business primarily by providing equity sub underwriting to corporate issuers. iii) IPO subscription service charge income is generated from provision of new share subscription services to individual customers in relation to IPOs in the capital markets. iv) Market information and data income is charged to individual customers for market data service. v) Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futubull and Moomoo app. vi) Technology service income is generated from provision of information technology services. vii) Funds distribution service income is charged to fund management companies for providing fund products distribution service.

Among these, market information and data income, enterprise public relations service charge income, technology service income and fund distribution service income are recognized over time. In the case of fund distribution service income, which is based on the underlying fund’s asset value and/or redemption, such service income is recognized over time as the investors remain in the fund or upon investors redemption. The rest of other income is recognized at a point in time when the services are rendered to customers.

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

As of December 31, 2022, 2023 and 2024, contract liabilities recorded related to the customer loyalty program were HK $5,815 thousand, HK $7,420 thousand and HK$3,671 thousand, respectively.

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

Processing and Servicing Costs

Processing and servicing costs mainly consist of market information and data fee, data transmission fee, cloud service fee, and system cost. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in the regions of subsidiaries. Cloud service fee mainly represent the data storage and computing service. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

Research and Development Expenses

Research and development expenses consist of expenses related to developing transaction platform and website like Futubull and Moomoo app and other products, including payroll and welfare, rental expenses and other related expenses for personnel engaged in research and development activities. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

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

Share-Based Compensation

The Company follows ASC 718 to determine whether a share option and a restricted share units should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

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

The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances.

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

Segment Reporting

The Group operates as one operating segment. Operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the Group as a whole based on net income rather than any asset information. The CODM uses net income to monitor budget versus actual results.

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

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in the Group’s earnings is included in “Others, net” in the consolidated statements of comprehensive income. At the same time, the Group is exposed to translational foreign currency risk since some of the Company’s major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive income. The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The overall impact of the currency risk of other foreign currency assets held by the Group other than RMB is not significant.

As of December 31, 2023 and 2024, the Group had RMB-denominated net liabilities of HK$3,711.1 million and net liabilities of HK$6,586.9 million, respectively. We estimate that a 10% depreciation of RMB against the Hong Kong dollar based on the foreign exchange rate on December 31, 2023 and 2024, would result in an increase of HK$371.1 million and an increase of HK$658.7 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2023 and 2024. We estimate that a 10% appreciation of RMB against the Hong Kong dollar based on the foreign exchange rate on December 31, 2023 and 2024 would result in a decrease of HK$371.1 million and a decrease of HK$658.7 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2023 and 2024.

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

Receivables from other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

2)	Credit risk (Continued)

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Group. Clients are required to complete their transactions by the settlement date, generally one or two business days after the trade date. If clients do not fulfill their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

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

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established, and exposure is monitored in light of changing counterparty and market conditions.

The concentration of credit risk arises when loans are concentrated with a small number of borrowers or a limited number of listed shares pledged. The Group made loans to third-party enterprises secured by pledged listed shares and is exposed to credit risk in the case of default by debtors and market downturn or decline in the prices of the pledged securities. As of December 31, 2023 and 2024, a single borrower accounted for 95.92% and 95.91% of the Group’s total outstanding balance of stock-pledged loans, respectively, with a majority of the collaterals comprising of listed shares in a single company.

The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2023 and 2024, the total outstanding balance of stock-pledged loans was HK$1,912,570 thousand and HK$1,907,250 thousand, respectively. The collateral’s value depends on the changes in stock price and price volatility, the Group considers that it has adequate controls over the monitoring of collateral’s value and require additional collaterals when the collateral level drops below the minimum threshold required, in order to minimize the related credit risk.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of December 31, 2024 indicate that a 1% (100 basis points) increase/ decrease in interest rates over a 12-month period would have increased/decreased the Group’s profit before tax by approximately HK$290.9 million (US$37.4 million), depending largely on the extent and timing of possible changes in floating rates.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update requires disclosure of incremental segment information on an annual and interim basis. The Group adopted ASU 2023-07 during the year ended December 31, 2024. See Note 30 segment reconciliation in the accompanying notes to the consolidated financial statements for further detail.

In January 2025, the staff of the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 122 (“SAB 122”). SAB 122 rescinds the previously-issued interpretative guidance included within SAB 121, which requiring entities that have obligations to safeguard users’ crypto assets to recognize both a safeguarding liability and asset on the balance sheet measured at fair value of crypto in custody initially and at each subsequent reporting period. As permitted, the Group early adopted SAB 122 as part of the consolidated financial statements for the year ended December 31, 2024. As a result of our adoption of SAB 122, we derecognized both the safeguarding customer crypto assets of HK$220.1 million and safeguarding customer crypto liabilities of HK$220.1 million, previously recorded in “other current assets” and “accrued expenses and other current liabilities” respectively in the consolidated financial statements as of September 30, 2024.

SAB 121 was firstly adopted during the year with no related safeguarding crypto assets and liabilities been recognized as of December 31, 2023. Upon the Group’s change in accounting principle to reflect the derecognition of safeguarding customer crypto assets and safeguarding customer crypto liabilities, no changes in presentation in the Consolidated Balance Sheets and no impact on revenue, income from operations, net income, net income per share, or other components of equity or net assets. We also considered whether a liability representing anticipated losses from crypto assets which we hold in custody on behalf of users should be recognized under the ASC 450-20, Loss Contingencies framework. As of December 31, 2024, the likelihood of loss from crypto assets which we held in custody on behalf of users was remote; as such, no liability was recorded on our consolidated balance sheets.

New accounting standards which have not yet been adopted

In October 2023, the FASB issued Accounting Standards Update 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The amendments will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this guidance will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Group is currently evaluating the impacts of its consolidated financial statements of adopting this amendments.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards which have not yet been adopted (Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption was permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March 2024, the SEC adopted final rules under SEC Release No. 34-99678 and No. 33-11275, “The Enhancement and Standardization of Climate-Related Disclosures for Investors” (the “Final Rules”), which requires registrants to provide certain climate-related information in their registration statements and annual reports. The Final Rules require, among other things, disclosure in the notes to the audited financial statements of the effects of severe weather events and other natural conditions, subject to certain thresholds, as well as amounts related to carbon offsets and renewable energy credits or certificates in certain circumstances. The disclosure requirements of the Final Rules were to begin phasing in for annual periods beginning in fiscal year 2025. In April 2024, the SEC stayed the effectiveness of the Final Rules and the timing of the effectiveness of these disclosure requirements remain uncertain. The Group is currently monitoring the status of the Final Rules and evaluating the potential impact of the Final Rules on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2024-03.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy financial assets and financial liabilities measured at fair value as of December 31, 2023 and 2024. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets at Fair Value as of
	December 31, 2023
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments (1)	149,348	—	—	149,348
Other financial assets (2)	29,289	2,105	—	31,394
Total financial assets, measured at fair value	178,637	2,105	—	180,742

	Financial Assets at Fair Value as of
	December 31, 2024
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments (1)	164,187	—	—	164,187
Other financial assets (2)	51,606	—	—	51,606
Total financial assets, measured at fair value	215,793	—	—	215,793

	Financial Liabilities at Fair Value as of
	December 31, 2024
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)

Other financial liabilities (2)	—	(5,827)	—	(5,827)
Total financial liabilities, measured at fair value	—	(5,827)	—	(5,827)
(1)	The amounts of short-term investment exclude investments in funds measured based on NAV per share, which are not classified in the fair value hierarchy. As of December 31, 2023 and 2024, the fair values of these investments in funds were HK$829,999 thousand and HK$739,136 thousand, respectively. The investments in funds include open-ended fixed income fund, which mainly invests in debt securities, and hybrid funds that invest in a variety of debt and equity securities. There were no unfunded commitments related to these investments in funds as of December 31, 2024, and certain investments in funds are subject to initial lock-up period of no more than 12 months.
(2)	The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The currency futures contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data. As of December 31, 2023 and 2024, the currency futures are included in other current assets or other current liabilities.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the years ended December 31, 2023 and 2024, there were no transfers between levels for financial assets and liabilities, at fair value.

Financial Assets and Liabilities Not Measured at Fair Value

The following financial instruments are not measured at fair value in the Group’s consolidated balance sheets as of December 31, 2023 and 2024, but require disclosure of their fair values: cash and cash equivalents, cash held on behalf of clients, term deposit, restricted cash, treasury bills, securities purchased under agreements to resell, loans and advances, receivables, other financial assets, amounts due to related parties, payables, securities sold under agreements to repurchase, borrowings and other financial liabilities. The estimated fair value of such instruments at December 31, 2023 and 2024 approximates their carrying value due to their generally short maturities. If measured at fair value in the financial statements, cash and cash equivalents, cash held on behalf of clients and term deposit would be classified as level 1, while other financial instruments would be classified as level 2.

Netting of Financial Assets and Financial Liabilities

The Group’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. The following tables represents the amounts of financial instruments that are offset in the consolidated balance sheets as of December 31, 2023 and 2024.

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2023	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	6,939,778	(2,694,985)	4,244,793	—	—	4,244,793

Financial liabilities
Amounts due to clearing organizations	4,124,751	(4,100,655)	24,096	—	—	24,096

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2024	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	12,038,178	(8,761,115)	3,277,063	—	—	3,277,063

Financial liabilities
Amounts due to clearing organizations	9,549,039	(9,045,643)	503,396	—	—	503,396

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   SHORT-TERM INVESTMENTS

The following is a summary of short-term investments:

	As of December 31,
	2023	2024

	(HK$ in thousands)

Treasury bills	2,135,266	1,507,751
Financial assets at fair value through profit or loss	830,528	739,136
Money market funds	148,819	164,187
Total	3,114,613	2,411,074

For the years ended December 31, 2022, 2023 and 2024, the Group recorded realized gain of HK$23,059 thousand, HK$68,323 thousand and HK$99,856 thousand related to short-term investments in the consolidated statements of comprehensive income, respectively.

5.   LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2023	2024

	(HK$ in thousands)

Operating lease right-of-use assets	224,092	253,212
Operating lease liabilities	238,017	277,281

The following table presents operating lease expense reported in the consolidated statements of comprehensive income related to the Group’s leases:

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)

Operating lease cost	119,854	122,333	140,062

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2024 to the present value of its operating lease payments:

Amount
(HK$ in thousands)
For the year ending December 31,
2025	151,192
2026	74,025
2027	28,633
2028	6,643
2029	6,750
Thereafter	28,736
Total undiscounted operating lease payments	295,979
Less: imputed interest	(18,698)
Present value of operating lease liabilities	277,281

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.   LOANS AND ADVANCES

	As of December 31,
	2023	2024

	(HK$ in thousands)
Margin loans	30,621,456	47,833,365
Other advances (1)	1,971,848	1,966,383
Subtotal	32,593,304	49,799,748
Less: Allowance for credit losses (2)	(45,949)	(85,252)
Total	32,547,355	49,714,496
(1)	Stock-pledged loans are included in other advance as of December 31, 2023 and 2024 with a gross amount of HK$1,912,570 thousand and HK$1,907,250 thousand, respectively.
(2)	The allowance for credit losses was HK$45,949 thousand and HK$85,252 thousand as of December 31, 2023 and 2024, of which HK$5,000 thousand and nil relate to stock-pledged loans, respectively.

7.    PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2024

	(HK$ in thousands)
Gross carrying amount
Furniture and fixtures	73,125	120,293
Computers and equipment	106,128	107,407
Office equipment	72,133	92,291
Office building	44,346	73,867
Vehicle	5,406	4,991
Total of gross carrying amount	301,138	398,849

Less: accumulated depreciation
Furniture and fixtures	(49,115)	(65,465)
Computers and equipment	(65,207)	(80,878)
Office equipment	(56,187)	(62,377)
Office building	(4,273)	(844)
Vehicle	(1,392)	(1,701)
Total of accumulated depreciation	(176,174)	(211,265)
Property and equipment, net	124,964	187,584

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were HK$48,014 thousand, HK$43,702 thousand and HK$49,366 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024

	(HK$ in thousands)
Gross carrying amount
Computer software	63,197	73,253
Golf membership	8,957	33,495
Licenses	28,329	25,734
Others	1,000	1,000
Total of gross carrying amount	101,483	133,482

Less: accumulated amortization
Computer software	(22,736)	(38,155)
Golf membership	(2,265)	(3,093)
Licenses	(3,911)	(6,090)
Others	(500)	(500)
Total of accumulated amortization	(29,412)	(47,838)
Intangible assets, net	72,071	85,644

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were HK$6,700 thousand, HK$17,147 thousand and HK$20,551 thousand, respectively.

9.    LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

	As of December 31,
	2023	2024

	(HK$ in thousands)

Equity method investments (1)	222,870	557,615
Equity investments without readily determinable fair values (2)	15,686	15,575
Total	238,556	573,190
(1)	Equity method investments

As of December 31, 2023and 2024, the Group’s investments accounted for under the equity method totaled HK$222,870 thousand and HK$557,615 thousand, respectively. The Group applies the equity method of accounting to account for its equity method investments over which it has significant influence but does not own a majority equity interest or otherwise control.

As of December 31, 2023 and 2024, the Group’s equity method investments primarily consisted of investments in private equity funds, with carrying amounts of HK$222,870 thousand and HK$203,679 thousand, respectively. For the year ended December 31, 2022, 2023 and 2024, losses on investment recognized were HK$17,752 thousand, HK$13,497 thousand and HK$17,870 thousand, respectively. Based on the Group’s assessment on the recoverable amounts of this equity method investment, as of December 31, 2023 and 2024, no impairment provision on the equity method investment was recognized.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    LONG-TERM INVESTMENTS (Continued)

(1)	Equity method investments (Continued)

In May 2024, the Group completed the acquisition of approximately 44.1% ordinary equity interest in Gravitation Fintech HK Limited (“Gravitation”) for a total consideration of HK$440,000 thousand. The Group accounts for this investment under the equity method. For the year ended December 31, 2024, the Group recognized investment losses of HK$86,064 thousand in its consolidated financial statements. Based on the Group’s assessment of the recoverable amount of this equity method investment, as of December 31 2024, the Group determined that the recoverable amount exceeded its carrying value, and therefore, no impairment provision was recognized for this investment.

(2)	Equity investments without readily determinable fair values

As of December 31, 2023 and 2024, the Group’s equity investments without readily determinable fair values totaled HK$15,686 thousand and HK$15,575 thousand, respectively. In December 2021, the Group invested in a private equity fund by acquiring 2.75% ordinary equity interest with a total consideration of HK$15,596 thousand. Equity securities without determinable fair values of the Group represent investments in privately held companies with no readily determinable fair value. The Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes. As of December 31, 2023 and 2024, no impairment provision on the equity investments without readily determinable fair values was recognized.

10.    OTHER ASSETS

	As of December 31,
	2023	2024

	(HK$ in thousands)
Current:
Deposit	57,932	41,222
Prepaid withholding tax	3,239	32,276
Staff advances	17,667	5,734
Others	56,641	81,098
Total	135,479	160,330
Non-current:
Refundable deposit	932,899	1,640,742
Property and equipment, net (Note 7)	124,964	187,584
Deferred tax assets (Note 25)	96,820	111,871
Intangible assets, net (Note 8)	72,071	85,644
Total	1,226,754	2,025,841

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    BORROWINGS

	As of December 31,
	2023	2024

	(HK$ in thousands)

Borrowings from banks (1)	5,651,565	5,702,259

The Group obtained borrowings mainly to support its margin financing business. Those borrowings bear weighted average interest rates of 5.30% and 4.18% as of December 31, 2023 and 2024, respectively.

(1)

The Group has unused borrowing facilities of HK$17.4 billion and HK$18.2 billion from banks as of December 31, 2023 and 2024, of which HK$586.2 million and HK$582.2 million are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CNH HIBOR, etc.

12.    ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2023	2024

	(HK$ in thousands)
Current:
Dividend payable (1)	—	2,151,038
Accrued payroll and welfare expenses	1,175,838	1,292,026
Tax payables	327,623	644,131
Payables to corporate clients in relation to Employee Stock Ownership Plan(“ESOP”) management services (2)	166,879	259,287
Accrued advertising and promotion fee	80,655	173,068
Stamp duty, trading levy and trading fee payables	31,209	128,027
Temporary payables in relation to fund distribution services	45,523	119,033
Accrued processing and servicing costs	34,977	72,185
Others	76,300	98,010
Total	1,939,004	4,936,805
Non-current:
Deferred tax liabilities (Note 25)	6,326	4,882
Others	5,857	3,179
Total	12,183	8,061
(1)	In November 2024, Futu announced a special cash dividend to holders of US$0.25 per ordinary share, or US$2 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on December 6, 2024, payable in U.S. dollars. The dividend has been paid on January 10, 2025.
(2)	Payables to corporate clients in relation to ESOP management services mainly consist of exercise payment of share options and related withholding tax. These payables are usually expected to be settled within one year.

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

During the year ended December 31, 2022, 2023 and 2024, 2,968,984, 2,560,304 and 3,944,400 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options. During the year ended December 31, 2022, 2023 and 2024, 3,138,104, 5,683,896 and 6,826,392 shares of Class A Ordinary Shares were issued upon vest of outstanding restricted shares units under the Group’s share-based incentive plans (Note 15).

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  ORDINARY SHARES AND TREASURY STOCK (Continued)

Treasury stock (Continued)

On March 11, 2024, the Group’s Board of Directors approved a new share repurchase program to repurchase up to US$500.0 million worth of its own ADSs, representing its Class A ordinary shares, until December 31, 2025.

As of December 31, 2022, 2023 and 2024, the Group had repurchased an aggregate of 121,363,408, 144,498,392 and 144,498,392 Class A ordinary shares under these share repurchase programs in the open market, at an average price of US$36.48, US$36.81 and US$36.81 per ADS, or US$4.56, US$4.60 and US$4.60 per share for a total consideration US$553.2 million (HK$4,324.6 million), US$664.8 million (HK$5,199.3 million) and US$664.8 million (HK$5,199.3 million), respectively.

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

As of December 31, 2023 and 2024, the restricted net assets of the Group’s relevant PRC entities amounted to HK$304,377 thousand and HK$306,020 thousand, respectively.

For the year ended December 31, 2024, the Group performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Research and development expenses	145,226	201,033	230,830
General and administrative expenses	44,099	69,560	81,966
Selling and marketing expenses	15,204	20,238	22,130
Total share-based compensation expenses	204,529	290,831	334,926

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

For the years ended December 31, 2022, 2023 and 2024, the Group granted nil, 128,000 and nil stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the years ended December 31, 2022, 2023 and 2024 is included in the table below.

	Options granted	Weighted average
	share number	exercise price per option (US$)
Outstanding at December 31, 2021	13,341,466	0.5703
Exercised	(2,968,984)	0.6110
Forfeited	(386,336)	0.6381
Outstanding at December 31, 2022	9,986,146	0.5556
Exercised	(2,560,304)	0.5574
Granted	128,000	0.6500
Forfeited	(294,480)	0.6368
Outstanding at December 31, 2023	7,259,362	0.5533
Exercised	(3,944,400)	0.5205
Forfeited	(656,080)	0.3667
Outstanding at December 31, 2024	2,658,882	0.6480

The following table summarizes information regarding the share options outstanding as of December 31, 2024 and exercise prices and aggregate intrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2024
			Weighted-
			average
		Weighted-	remaining
		average	exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousand
Options
Outstanding	2,658,882	0.6480	3.89	24,863
Exercisable	2,590,210	0.6492	3.83	24,217
Expected to vest	68,672	0.6020	6.14	645

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2024.

The weighted average grant date fair value of options granted for the years ended December 31, 2022, 2023 and 2024 were nil, US$4.9563 and nil per option, respectively.

Options exercised for the years ended December 31, 2022, 2023 and 2024 were 2,968,984, 2,560,304 and 3,944,400, respectively. The total intrinsic value of options exercised during year ended December 31, 2024 was approximately HK$267,535 thousand (US$34,442 thousand).

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The fair value of each option granted during 2022, 2023 and 2024 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2022	2023	2024

Risk-free interest rate	NA	4.13%	NA
Expected term (in years)	NA	4.00	NA
Expected dividend yield	NA	0%	NA
Expected volatility	NA	40%	NA
Expected forfeiture rate (post-vesting)	NA	15%	NA

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

As of December 31, 2024, there was HK$2,843 thousand (US$366 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.78 years, and may be adjusted for future changes in estimated forfeitures.

Restricted Shares Units Plan

In December 2018, the Board of Directors of the Company approved the 2019 Share Incentive Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

		Weighted -
		average grant date
	Shares awarded number	fair value per share(US$)
Outstanding at January 1, 2022	16,961,864	5.6793
Vested	(3,138,104)	5.7371
Granted	14,357,520	5.0877
Forfeited	(1,489,032)	5.5209
Outstanding at December 31, 2022	26,692,248	5.3631
Vested	(5,683,896)	5.0877
Granted	8,769,800	6.1047
Forfeited	(2,500,424)	5.2052
Outstanding at December 31, 2023	27,277,728	5.6734
Vested	(6,826,392)	6.1047
Granted	2,225,760	9.3712
Forfeited	(2,665,656)	5.2956
Outstanding at December 31, 2024	20,011,440	5.9879

For the years ended December 31, 2022, 2023 and 2024, the Group granted 14,357,520,8,769,800 and 2,225,760 restricted shares units to employees pursuant to the 2019 Share Incentive Plan, respectively.

As of December 31, 2024, there was HK$926,712 thousand (US$119,303 thousand) of unrecognized compensation expenses related to the restricted shares units, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.31 years and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	2,926,944	4,281,474	5,443,094
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,139,377,763	1,104,899,411	1,104,199,740
Net income per share attributable to ordinary shareholders of the Company - basic	2.57	3.88	4.93
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary Shareholders of the Company	2,926,944	4,281,474	5,443,094
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,139,377,763	1,104,899,411	1,104,199,740
Dilutive effect of share options and restricted share units	11,643,934	14,754,160	16,278,443
Weighted average number of ordinary shares outstanding - diluted	1,151,021,697	1,119,653,571	1,120,478,183
Net income per share attributable to ordinary shareholders of the Company - diluted	2.54	3.82	4.86

For the years ended December 31, 2022, 2023 and 2024, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 3,773,963, 1,525,875 and 190,012 shares on a weighted average basis, respectively.

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

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024

	(HK$ in thousands)
Collateral received from clients	127,758,188	181,403,500
Collateral received from brokers	203,500	425,617
Collateral repledged to commercial banks and other financial institutions	13,326,597	26,954,280

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

The following table summarizes the amounts of market value of securities borrowed and loaned and cash collateral received and deposited as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024

	(HK$ in thousands)
Securities borrowed and loaned (1)	16,106,157	44,283,011
Cash collateral received from borrowers	18,707,651	47,919,232
Cash collateral deposited with lenders	2,663,837	14,689,034
(1)	Borrowed securities include securities borrowed from margin clients under authorization, in this case no cash collateral is required.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Brokerage commission income	3,244,255	3,198,444	4,807,655
Handling charge income	763,387	746,335	1,237,091
Total	4,007,642	3,944,779	6,044,746

Disaggregation of brokerage commission and handling charge income

The tables below present brokerage commission and handling charge income by major types of products and geographic location for the periods indicated.

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Major types of products
Securities and options brokerage	3,619,045	3,618,681	5,602,144
Futures brokerage	329,218	295,547	392,030
IPO brokerage	21,123	12,364	22,014
Others	38,256	18,187	28,558
Total	4,007,642	3,944,779	6,044,746

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Geographic location (1)
Hong Kong	3,514,765	3,197,605	4,721,494
Others	492,877	747,174	1,323,252
Total	4,007,642	3,944,779	6,044,746

(1)Based on the location of the subsidiaries in which the revenues are recorded.

19.    INTEREST INCOME

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Interest income from:
Bank deposits	986,387	2,482,866	2,840,770
Margin financing	1,588,569	1,754,056	2,177,686
Securities lending	499,745	1,053,294	1,352,746
Others	139,626	246,206	295,662
Total	3,214,327	5,536,422	6,666,864

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    OTHER INCOME

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Funds distribution service income	96,676	265,686	446,708
Currency exchange service income	141,322	133,644	253,082
Technology service income	—	—	61,000
Market information and data income	41,498	37,053	22,795
Underwriting fee income	25,350	16,090	20,084
Enterprise public relations service charge income	44,033	25,941	16,706
IPO subscription service charge income	6,513	3,714	7,997
Others	36,666	45,089	50,143
Total	392,058	527,217	878,515

21.    BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Commission, handling and settlement expenses	329,225	249,172	340,361
IPO subscription service charge expenses	564	395	877
Total	329,789	249,567	341,238

22.    INTEREST EXPENSES

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Interest expenses for securities borrowed	209,788	737,777	1,373,662
Interest expenses for margin financing	82,715	171,582	239,987
Interest expenses for other businesses	—	1,400	3,801
Total	292,503	910,759	1,617,450

23.    PROCESSING AND SERVICING COSTS

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Cloud service fee	216,140	181,241	209,573
Market information and data fee	79,439	82,026	125,068
System cost	28,324	58,709	75,812
Data transmission fee	41,775	44,718	57,365
Others	8,162	9,210	18,965
Total	373,840	375,904	486,783

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.    NON-INTEREST COST AND EXPENSES BY NATURE

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Employee compensation and benefits	2,067,204	2,539,858	2,934,035
Marketing and branding	548,348	461,594	1,032,197
Processing and servicing costs (Note 23)	373,840	375,904	486,783
Brokerage commission and handling charge expenses (Note 21)	329,789	249,567	341,238
Rental and other related expenses	119,854	157,898	175,802
Professional services	135,167	69,324	79,218
Depreciation and amortization	54,714	60,849	69,917
Others	123,706	175,182	231,781
Total	3,752,622	4,090,176	5,350,971

25.  TAXATION

Income Tax

1)	Cayman Islands

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  TAXATION (Continued)

Income Tax (Continued)

6)Pillar Two

The Organization of Economic Cooperation and Development has proposed a global minimum tax of 15% on a country-by-country basis (“Pillar Two”). Under the legislation, the Group is liable to pay a top-up tax for the difference between the Global Anti-Base Erosion Proposal (“GloBE”) effective tax rate for each jurisdiction and the 15% minimum rate.

For the year ended December 31, 2024, certain of the Group’s subsidiaries are located in jurisdictions where Pillar Two legislation has been in effect, such as Australia, Canada, Japan. The effective tax rate of the Group is 15.5% for the annual reporting period ended December 31, 2024. The Group has effective tax rates that exceed 15% in all jurisdictions in which it operates, except for Hong Kong, Singapore and Mainland China. The Group has assessed the impact and determined that no current tax provision is required due to the implementation of Pillar Two in these jurisdictions has yet to be effective as of December 31, 2024.

In the jurisdictions where Pillar Two is expected to become effective in 2025, mainly Hong Kong and Singapore, the Group anticipates that it may be subject to a top-up tax under the GloBE rules. The Group is in the process of assessing its exposure to the Pillar Two legislation when it comes into effect. The Group expects such legislation could impact any minimum tax we owe in future periods, possibly materially, and the effective tax rate could increase in 2025 and thereafter. This minimum tax, if any, will be recognized in the period in which it is incurred.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Current income tax expenses	466,074	763,248	1,016,317
Deferred income tax benefit	(52,112)	(14,769)	(17,975)
Income tax expenses	413,962	748,479	998,342

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  TAXATION (Continued)

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Income before income tax expenses and share of loss from equity method investments	3,358,607	5,040,925	6,535,332
Tax expenses at Hong Kong profit tax rate of 16.5% (1)	554,005	831,588	1,078,165
Changes in valuation allowance	(46,798)	65,581	164,511
Tax effect of permanence differences	41,181	49,787	37,803
Effect of income tax jurisdictions other than Hong Kong	50,807	20,873	19,836
Super deduction of research and development expenses	(86,419)	(132,704)	(132,257)
Final settlement differences	(3,614)	11,756	11,484
Income not subject to tax (2)	(95,200)	(98,402)	(181,200)
Income tax expenses	413,962	748,479	998,342
(1)	The Hong Kong statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in Hong Kong.
(2)	This amount mainly represents tax exempted items, including offshore income of Futu Securities derived from executing the clients’ orders of US listed securities, etc.

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024

	(HK$ in thousands)
Deferred tax assets
Net operating loss carryforwards	187,154	352,117
Accrued expenses and others	98,227	112,470
Less: valuation allowance	(188,205)	(352,716)
Total deferred tax assets	97,176	111,871
Set-off of deferred tax liabilities pursuant to set-off Provisions	(356)	—
Net deferred tax assets	96,820	111,871

Total deferred tax liabilities	6,682	4,882
Set-off of deferred tax assets pursuant to set-off Provisions	(356)	—
Net deferred tax liabilities	6,326	4,882

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  TAXATION (Continued)

Movement of Valuation Allowance

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)
Balance at beginning of the year	169,422	122,624	188,205
Additions	97,727	77,016	209,900
Reversals	(144,525)	(11,435)	(45,389)
Balance at end of the year	122,624	188,205	352,716

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

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately HK$877,231 thousand and HK$1,602,433 thousand, respectively, which arose from the subsidiaries, the VIEs and the VIEs’ subsidiaries established in Hong Kong, Singapore, PRC, etc. As of December 31, 2023 and 2024, of the net operating loss carryforwards, HK$877,231 thousand and HK$1,602,433 thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. Apart from these net operating loss carryforwards that was provided for valuation allowance, the remaining is expected to be utilized prior to expiration considering future taxable income for respective entities.

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

The Group is subject to routine examinations by the applicable local jurisdictions’ taxing authorities. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, tax filings of the Company’s PRC subsidiaries and the VIEs for tax years 2019 through 2023 remain open to examination by the respective tax authorities. The Group is also subject to the examination of the tax filings in other jurisdictions, most of significant jurisdictions are no longer subject to examinations for tax years before 2018.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.  DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB170,012 thousand, RMB220,013 thousand and RMB237,452 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive income were HK$2,568 thousand, HK$3,345 thousand and HK$4,789 thousand of plan contributions for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The tables below summaries the net capital, the requirement and the excess capital for the Group’s principle broker-dealer subsidiaries as of December 31, 2024:

	As of December 31, 2024
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	8,792,379	2,661,719	6,130,660
Futu Clearing Inc.	6,313,225	754,707	5,558,518
Moomoo Financial Singapore Pte. Ltd.	2,718,113	256,448	2,461,665
Moomoo Financial Inc.	173,480	35,655	137,825

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2024, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.  COMMITMENTS AND CONTINGENCIES

Commitments

The Group’s commitments primarily related to capital contribution obligation for certain private equity investment funds. Total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$72.5 million and US$70.0 million as of December 31, 2023 and 2024, respectively.

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

As of the date of issuance of the consolidated financial statements, the Group is involved in inquiries initiated by the China Securities Regulatory Commission (the “CSRC”) concerning matters including, among others, providing cross-border securities services for domestic investors. The Group has taken and may continue to take rectification measures based on communication with the CSRC and in accordance with such inquiries from the CSRC. However, there can be no assurance that the measures the Group has taken or will take in the future will be effective or fully satisfy the CSRC’s requirements. In addition, the inquiries from the CSRC also led to the filing of a shareholder class action lawsuit against the Group, alleging that the Group made false and misleading statements regarding the status of providing securities brokerage services in Mainland China. As of the date of this report, the Group has limited information to accurately predict if any disciplinary action or punishment will be taken by the CSRC against the Group and/or their responsible officers after the conclusion of such inquiries, and if so, the nature and extent of any such action. Any such disciplinary actions taken against the Group and/or their responsible officers may have a material and adverse impact on the Group’s operations and financial results.

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

As of December 31, 2023 and 2024, no provision has been made by the Group for the aforementioned potential loss contingency.

29.  RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Name of Entity or Individual	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries(“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families
Airstar Bank	Significant influenced by the Group

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.  RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Airstar Bank is a wholly owned subsidiary of Gravitation Fintech HK Limited. The Group has significant influence over Airstar Bank indirectly through its equity method investment in Gravitation, which became an associate of the Group on May 24, 2024

(a)    Cash and cash equivalent

	As of December 31,
	2023	2024

	(HK$ in thousands)
Cash and cash equivalent	346	486,150

The balance represents the cash deposited by the Group in Airstar bank and in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)    Amounts Due from Related Parties

	As of December 31,
	2023	2024

	(HK$ in thousands)

Amount due from Airstar Bank	NA	61,200

(c)Amounts Due to Related Parties

	As of December 31,
	2023	2024

	(HK$ in thousands)
Payables in relation to cloud equipment and services from Tencent Group	55,939	62,377
Payables to Tencent Group in relation to ESOP management services	11,957	15,001
Other services from Tencent Group	1,122	1,712
Total amounts due to related parties	69,018	79,090

(d)Amount earned from Related Party Transactions

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)

Technology services income from Airstar Bank	NA	NA	61,000
Others	675	565	320
Amounts earned by the Company	675	565	61,320

The Group earns revenue from Airstar Bank by providing technology service. The Group also earns revenue from Tencent Group by providing ESOP management service.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.  RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(e)    Amount incurred from Related Party Transactions

	Year ended December 31,
	2022	2023	2024

	(HK$ in thousands)

Cloud service fee	171,692	152,429	170,291
SMS channel service fee	1,018	135	49
Software purchased	1,997	1,300	17
Other Services	335	5,006	1,977
Amounts incurred by the Company	175,042	158,870	172,334

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

(f)   Trade related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2023 and 2024, were payables to directors and officers of HK$31,545 thousand and HK$26,662 thousand, respectively. Revenue earned by providing brokerage services to directors and officers and their spouses amounts to HK$624 thousand, HK$88 thousand and HK$88 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.SEGMENT RECONCILIATION

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Group operate and report financial information in one operating segment. This is because the CODM assesses the performance of the Group as a whole and decides how to allocate resources based on net income that is reported in the Consolidated Statements of Comprehensive Income as consolidated net income. The measure of the single segment assets is reported in the Consolidated Balance Sheets as total consolidated assets. Consolidated net income is also used by the CODM to monitor budgeted versus actual results. Significant segment expenses required to be disclosed as part of the segment disclosure of a single segment entity under ASC 280 are presented throughout the Consolidated Statements of Comprehensive Income, as well as Note 22.Interest Expense, Note 23.Processing and Servicing Cost, and Note 24.Non-interest Cost and Expenses by Nature. See Note 9. Long-Term Investment for additional information about investments and expenditures.

The Group engages primarily in online brokerage services and margin financing services. See Note 18. Brokerage Commission and Handling Charge Income for additional information about disclosure of the disaggregation of revenue by various security types and geographic areas.

For the information of long-lived assets by geographic areas, considering that the Group is with light asset structure, most of the Group’s long-lived assets, such as property, plant and equipment, intangible assets, and right-of-use assets, are located in Mainland China (i.e., the country of domicile). Therefore, no long-lived assets by geographical segments are presented.

31.   SUBSEQUENT EVENTS

The Group evaluated events subsequent to the balance sheet date of December 31, 2024 through the date of issuance of the consolidated financial statements. No material recordable or disclosable events or transactions occurred.