Form 20-F
period 2025-12-31
Futu Holdings Ltd
filed 2026-04-15
CIK 1754581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, 765,788,970 Class A ordinary shares (excluding treasury shares and Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,552,051 Class B ordinary shares, par value US$0.00001 per share, were issued and outstanding.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to American depositary shares, each of which represents eight Class A ordinary shares;
●	“average DAUs” are to the average number of DAUs on each trading day during a specific period;
●	“China,” “Mainland China” and the “PRC” are to the People’s Republic of China for the purpose of this annual report and for geographical reference only, except where the context requires, references in this annual report to “China”, “Mainland China” and the “PRC” do not apply to the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and the Taiwan Region;
●	“clients” are to users with brokerage accounts with us;
●	“client asset balance” are to the asset balance in funded accounts;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
●	“Consolidated Affiliated Entities” are to entities that we control wholly or partly through the Contractual Arrangements, namely the VIEs and their subsidiaries, details of which are set out in Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“Contractual Arrangements” are to the series of contractual arrangements entered into between the WFOE, the VIEs and the registered shareholders of each of the VIEs, namely, Mr. Li and Ms. Lei Li (as applicable), as detailed in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders”;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“DAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or Moomoo, at least once on a given trading day. Some visitors may access our platforms using more than one device on a given trading day and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“domestic” are, for the purpose of this annual report and for geographical reference only, to the PRC, an entity organized under PRC laws or an individual who is a holder of PRC nationality and passport, as the context may require;
●	“funded accounts” are to brokerage accounts with us that have a positive account balance;
●	“Futu,” “Group,” “our Group,” “the Group,” “we,” “our” and “us” are to Futu Holdings and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the Consolidated Affiliated Entities, unless the context otherwise requires;
●	“Futu Holdings” and “our company” are to Futu Holdings Limited, a company with limited liability incorporated in the Cayman Islands on April 15, 2014;
●	“Futu Securities” are to Futu Securities International (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability on April 17, 2012 and our wholly-owned subsidiary;

●	“Haikou Futu” are to Haikou Futu Information Services Co., Ltd. (formerly known as Hainan Futu Information Services Co., Ltd.), a company established under the laws of PRC with limited liability on May 25, 2018, and a Consolidated Affiliated Entity;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“HK SFC” are to the Securities and Futures Commission of Hong Kong;
●	“Latest Practicable Date” are to March 31, 2026, being the latest practicable date for ascertaining certain information in this annual report;
●	“MAS” are to the Monetary Authority of Singapore;
●	“MAUs” are to the number of user accounts and visitors who access our platforms Futubull and/or Moomoo at least once during the calendar month in question. Some visitors may access our platforms using more than one device in a given month and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms;
●	“MIIT” are to the Ministry of Industry and Information Technology of PRC;
●	“Moomoo Financial Canada” are to Moomoo Financial Canada Inc., a company incorporated in Canada and our majority-owned subsidiary;
●	“Moomoo Financial Singapore” are to Moomoo Financial Singapore Pte. Ltd. (formerly known as Futu Singapore Pte. Ltd.), a company with limited liability incorporated in Singapore on December 17, 2019 and our wholly-owned subsidiary;
●	“Moomoo Securities Australia” are to Moomoo Securities Australia Ltd (formerly known as Futu Securities (Australia) Ltd), a company with limited liability incorporated in Australia and our wholly - owned subsidiary;
●	“Moomoo Securities Japan” are to Moomoo Securities Japan Co., Ltd., a company incorporated in Japan and our wholly-owned subsidiary;
●	“Moomoo Securities Malaysia” are to Moomoo Securities Malaysia Sdn. Bhd., a company incorporated in Malaysia and our wholly - owned subsidiary;
●	“Mr. Li” are to Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer;
●	“NiuNiu/Moo Community” are to our social network services on Futubull or Moomoo platform, including the interactive tools and functions offered on such platform;
●	“Panthertrade” are to Panthertrade (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability on March 7, 2023 and our wholly-owned subsidiary;
●	“professional investor” are to persons as defined under Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (including those prescribed by rules made under section 397 of the Securities and Futures Ordinance);
●	“retail investor” are to an individual investor that purchases securities and other investment assets;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;

●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” and “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“Shensi Beijing” and “WFOE” are to Shensi Network Technology (Beijing) Co., Ltd., a wholly foreign-owned enterprise established under the laws of the PRC on September 15, 2014, and our wholly-owned subsidiary;
●	“Shenzhen Futu” are to Shenzhen Futu Network Technology Co., Ltd., a company established under the laws of PRC with limited liability on December 18, 2007, a Consolidated Affiliated Entity;
●	“Stock Connect” are to the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“users” are to user accounts registered with our applications or websites; and
●	“VIE(s)” are to Shenzhen Futu and Haikou Futu.

Our reporting currency is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.7833 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

Notes:

(1)	“➝” denotes direct legal and beneficial ownership in equity interest.

(2)	“┈” denotes the contractual arrangements that provide the WFOE with the ability to direct the activities of the Consolidated Affiliated Entities through (i) the powers of attorney to exercise all shareholders’ rights of the registered shareholders in the VIEs; (ii) exclusive options to acquire all or part of the equity interest in the VIEs; and (iii) equity pledges by the registered shareholders in favor of the WFOE over the equity interests in the VIEs.
(3)	“” denotes indirect legal and beneficial ownership in equity interest held through holding vehicles.
(4)	As of December 31, 2025, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License.
(5)	Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Haikou Futu Information Services Co., Ltd. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.
(6)	Each of Futu Holdings Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities (Hong Kong) Limited owns 20% of the share capital in Futu Trustee Limited.
(7)	Moomoo Financial Singapore Pte. Ltd. was formerly known as Futu Singapore Pte. Ltd.; Moomoo Financial Inc. was formerly known as Futu Inc.; and Moomoo Technologies Inc. was formerly known as Moomoo Inc.

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

We and the VIEs face various legal and operational risks and uncertainties related to our operations in China, including complex and evolving PRC laws and regulations. For example, the China Securities Regulatory Commission, or the CSRC, has initiated inquires on us concerning matters including, the provision of cross-border securities services for domestic, China-based investors. Besides, we also face risks associated with regulatory approvals and/or filings in connection with our future offshore offering or listing of securities on a different market, the use of variable interest entities, anti-monopoly regulatory actions, as well as oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value, as elaborated below:

●	The PRC government has significant authority to regulate or intervene in a company’s operations in China at any time, such as ours, whether such operations are conducted through a subsidiary or a consolidated variable interest entity. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. The PRC government may intervene in or influence our operations at any time, or may exert more oversight and control over our offerings conducted overseas, which could result in a material change in our operations and/or the value of the ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”;
●	We believe that our corporate structure and the Contractual Arrangements are not in violation of the current applicable PRC laws and regulations. As of the date of this annual report, we believe that none of our subsidiaries and the Consolidated Affiliated Entities is required to obtain permission or approval from relevant regulatory authorities to enter into the Contractual Arrangements. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our activities in China, would agree that our corporate structure or any of the above Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and the Contractual Arrangements from any PRC governmental agency. If we, our subsidiaries or the Consolidated Affiliated Entities inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, the ADSs may significantly decline in value or become worthless if we are unable to assert our contractual rights over the economic benefits and assets of the Consolidated Affiliated Entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;

●	The PRC government has initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange. If we are unable to address any data security or information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. If certain of our activities in China were deemed by relevant regulators as violation of the laws and regulations on anti-monopoly, it may result in governmental investigations, fines and/or other sanctions against us. As of the date of this annual report, we have not been subject to any administrative penalties, regulatory actions or inquires in connection with anti-monopoly or data security or data privacy that have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards, or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and anti-monopoly, which could require us to incur additional costs and restrict our operations. For a detailed description of risks and regulations related to our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China”, “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Cybersecurity and Privacy” and “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Anti-Monopoly Matters related to Internet Platform Companies”; and
●	We rely on the Contractual Arrangements for a limited part of our operations in China, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities. We rely on the VIEs’ and their shareholders’ compliance with their obligations under the Contractual Arrangements to direct the activities of the Consolidated Affiliated Entities. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate in China through the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend on the Contractual Arrangements to operate a part of our business in China and to hold the necessary licenses for our operations, which may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities and otherwise may have a material adverse effect as to our business”.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in China—The ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China, which will materially and adversely affect the value of your investment.”

Financial Information relating to the Consolidated Affiliated Entities

Historically, the Consolidated Affiliated Entities accounted for a small portion of our financial position, results of operations and cash flows. Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2025 and 2024, and results of operations and cash flows for the years ended December 31, 2025, 2024 and 2023 for (i) Futu Holdings; (ii) our subsidiaries (excluding the WFOE); (iii) the WFOE (which is the primary beneficiary of the Consolidated Affiliated Entities); (iv) the Consolidated Affiliated Entities (primarily Shenzhen Futu and its subsidiaries as Haikou Futu did not conduct substantial business during the periods presented); (v) eliminating adjustments; and (vi) consolidated totals (in thousands of HK dollars).

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	21,597	10,437,314	4	6,973	—	10,465,888
Cash held on behalf of clients	—	113,398,356	—	—	—	113,398,356
Restricted cash	—	2,510	—	—	—	2,510
Term deposit	—	—	—	—	—	—
Short-term investments	—	6,688,871	—	—	—	6,688,871
Amounts due from related parties	—	6,780	—	—	—	6,780
Amounts due from internal companies(1)	10,645,562	8,223,157	1,794	572,472	(19,442,985)	—
Loans and advances	—	64,747,038	—	—	—	64,747,038
Securities purchased under agreements to resell	—	507,767	—	—	—	507,767
Receivables	—	27,669,638	—	—	—	27,669,638
Prepaid assets	1,691	74,444	—	1,825	—	77,960
Investment in subsidiaries(2)	38,426,176	431,997	—	—	(38,858,173)	—
Net assets of the VIEs(2)	—	—	430,310	—	(430,310)	—
Long-term investments	—	615,220	—	—	—	615,220
Operating lease right-of-use assets	—	546,956	—	22,983	—	569,939
Other assets	240	3,671,710	—	14,959	—	3,686,909
Total assets	49,095,266	237,021,758	432,108	619,212	(58,731,468)	228,436,876
Liabilities
Amounts due to related parties	—	67,143	—	—	—	67,143
Amounts due to internal companies(1)	8,167,720	11,225,205	111	49,949	(19,442,985)	—
Payables	—	166,019,311	—	—	—	166,019,311
Borrowings	600,000	11,536,594	—	6,643	—	12,143,237
Securities sold under agreements to repurchase	—	4,743,096	—	—	—	4,743,096
Lease liabilities	—	570,076	—	23,856	—	593,932
Accrued expenses and other liabilities	326,358	4,114,223	—	108,454	—	4,549,035
Total liabilities	9,094,078	198,275,648	111	188,902	(19,442,985)	188,115,754
Total shareholders’ equity(2)	40,001,188	38,426,176	431,997	430,310	(39,288,483)	40,001,188
Non-controlling interests	—	319,934	—	—	—	319,934
Total Equity	40,001,188	38,746,110	431,997	430,310	(39,288,483)	40,321,122

	As of December 31, 2024
		Subsidiaries		Consolidated
		(excluding the		Affiliated	Eliminating	Consolidated
	Futu Holdings	WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Balance Sheets Information
Assets
Cash and cash equivalents	2,201,149	9,480,982	4	6,248	—	11,688,383
Cash held on behalf of clients	—	68,639,816	—	—	—	68,639,816
Restricted cash	—	1,121	—	—	—	1,121
Term deposit	—	4,990	—	—	—	4,990
Short-term investments	—	2,411,074	—	—	—	2,411,074
Amounts due from internal companies(1)	8,595,159	5,245,577	1,857	457,214	(14,299,807)	—
Loans and advances	—	49,714,496	—	—	—	49,714,496
Securities purchased under agreements to resell	—	316,301	—	—	—	316,301
Receivables	—	22,843,482	—	—	—	22,843,482
Amounts due from related parties	—	61,200	—	—	—	61,200
Prepaid assets	881	57,921	—	4,695	—	63,497
Investment in subsidiaries(2)	25,666,671	311,620	—	—	(25,978,291)	—
Net assets of the VIEs(2)	—	—	309,974	—	(309,974)	—
Long-term investments	—	573,190	—	—	—	573,190
Operating lease right-of-use assets	—	240,998	—	12,214	—	253,212
Other assets	605	2,169,161	—	16,405	—	2,186,171
Total assets	36,464,465	162,071,929	311,835	496,776	(40,588,072)	158,756,933
Liabilities
Amounts due to related parties	—	79,090	—	—	—	79,090
Amounts due to internal companies(1)	6,290,139	7,929,845	215	79,608	(14,299,807)	—
Payables	—	117,174,317	—	—	—	117,174,317
Borrowings	—	5,702,259	—	—	—	5,702,259
Securities sold under agreements to repurchase	—	2,574,659	—	—	—	2,574,659
Lease liabilities	—	264,134	—	13,147	—	277,281
Accrued expenses and other liabilities	2,163,085	2,687,734	—	94,047	—	4,944,866
Total liabilities	8,453,224	136,412,038	215	186,802	(14,299,807)	130,752,472
Total shareholders’ equity(2)	28,011,241	25,666,671	311,620	309,974	(26,288,265)	28,011,241
Non-controlling interests	—	(6,780)	—	—	—	(6,780)
Total equity	28,011,241	25,659,891	311,620	309,974	(26,288,265)	28,004,461

Selected Condensed Consolidating Statements of Comprehensive Income Information

	2025
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	1,810	22,830,765	—	14,323	—	22,846,898
Intercompany revenues(3)	—	—	—	291,645	(291,645)	—
Total costs(3)	(6)	(3,215,983)	—	(18,011)	291,645	(2,942,355)
Total expenses	(16,360)	(5,620,953)	—	(186,623)	—	(5,823,936)
Equity in gain of subsidiaries(2)	11,732,017	83,530	—	—	(11,815,547)	—
Income of the VIEs	—	—	83,530	—	(83,530)	—
Others, net	(58,700)	(300,360)	—	(8,388)	—	(367,448)
Income before income tax expenses and share of loss from equity method investments	11,658,761	13,776,999	83,530	92,946	(11,899,077)	13,713,159
Income tax expense	(321,040)	(2,029,177)	—	(9,416)	—	(2,359,633)
Share of loss from equity method investments	—	(51,619)	—	—	—	(51,619)
Net income	11,337,721	11,696,203	83,530	83,530	(11,899,077)	11,301,907
Net loss attributable to non-controlling interests	—	(35,814)	—	—	—	(35,814)
Net income attributable to ordinary shareholders of Futu Holdings Limited	11,337,721	11,732,017	83,530	83,530	(11,899,077)	11,337,721

	2024
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	2,222	13,573,149	—	14,754	—	13,590,125
Intercompany revenues(3)	—	—	—	229,561	(229,561)	—
Total costs(3)	—	(2,664,036)	—	(10,996)	229,561	(2,445,471)
Total expenses	(23,874)	(4,312,906)	—	(186,170)	—	(4,522,950)
Equity in gain of subsidiaries(2)	3,331,177	54,087	—	—	(3,385,264)	—
Income of the VIEs	—	—	54,087	—	(54,087)	—
Others, net	2,133,569	(75,748)	—	7,525	(2,151,718)	(86,372)
Income before income tax expenses and share of loss from equity method investments	5,443,094	6,574,546	54,087	54,674	(5,591,069)	6,535,332
Income tax expense	—	(997,755)	—	(587)	—	(998,342)
Share of loss from equity method investments	—	(103,934)	—	—	—	(103,934)
Net income	5,443,094	5,472,857	54,087	54,087	(5,591,069)	5,433,056
Net loss attributable to non-controlling interests	—	(10,038)	—	—	—	(10,038)
Net income attributable to ordinary shareholders of Futu Holdings Limited	5,443,094	5,482,895	54,087	54,087	(5,591,069)	5,443,094

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Comprehensive Income Information
Third-party revenues	2,792	9,983,684	—	21,942	—	10,008,418
Intercompany revenues(3)	—	—	—	279,145	(279,145)	—
Total costs(3)	(69)	(1,805,433)	—	(9,873)	279,145	(1,536,230)
Total expenses	(21,454)	(3,268,179)	—	(175,072)	—	(3,464,705)
Equity in gain of subsidiaries(2)	4,287,842	97,248	—	—	(4,385,090)	—
Income of the VIEs	—	—	97,248	—	(97,248)	—
Others, net	12,363	19,780	—	1,299	—	33,442
Income before income tax expenses and share of loss from equity method investments	4,281,474	5,027,100	97,248	117,441	(4,482,338)	5,040,925
Income tax expense	—	(728,286)	—	(20,193)	—	(748,479)
Share of loss from equity method investments	—	(13,497)	—	—	—	(13,497)
Net income	4,281,474	4,285,317	97,248	97,248	(4,482,338)	4,278,949
Net loss attributable to non-controlling interests	—	(2,525)	—	—	—	(2,525)
Net income attributable to ordinary shareholders of Futu Holdings Limited	4,281,474	4,287,842	97,248	97,248	(4,482,338)	4,281,474

Selected Condensed Consolidating Statements of Cash Flows Information

	2025
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash (used in)/generated from operating activities(4)	(33,960)	40,821,838	—	255	—	40,788,133
Advances to Group companies	(2,590,966)	—	—	—	2,590,966	—
Receival of advances repayment from Group companies	1,994,406	—	—	—	(1,994,406)	—
Investments in subsidiaries	75,797	—	—	—	(75,797)	—
Other investing activities	—	(1,777,057)	—	(6,338)	—	(1,783,395)
Net cash (used in)/generated from investing activities	(520,763)	(1,777,057)	—	(6,338)	520,763	(1,783,395)
Proceeds from advances from Group companies	—	2,590,966	—	—	(2,590,966)	—
Repayment of advances from Group companies	—	(1,994,406)	—	—	1,994,406	—
Capital contribution from Group companies	—	(75,797)	—	—	75,797	—
Other financing activities	(1,633,972)	5,924,109	—	6,643	—	4,296,780
Net cash (used in)/generated from financing activities	(1,633,972)	6,444,872	—	6,643	(520,763)	4,296,780
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,143	226,608	—	165	—	235,916
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(2,179,552)	45,716,261	—	725	—	43,537,434
Cash, cash equivalents and restricted cash at beginning of the year	2,201,149	78,121,919	4	6,248	—	80,329,320
Cash, cash equivalents and restricted cash at end of the year	21,597	123,838,180	4	6,973	—	123,866,754

	2024
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash generated from/(used in) operating activities(4)	2,230,507	30,947,194	—	(2,222)	(2,179,156)	30,996,323
Advances to Group companies	(286,903)	—	—	—	286,903	—
Receival of advances repayment from Group companies	290,418	—	—	—	(290,418)	—
Investments in subsidiaries	(64,592)	—	—	—	64,592	—
Other investing activities	—	109,488	—	(5,556)	—	103,932
Net cash (used in)/generated from investing activities	(61,077)	109,488	—	(5,556)	61,077	103,932
Proceeds from advances from Group companies	—	286,903	—	—	(286,903)	—
Repayment of advances from Group companies	—	(290,418)	—	—	290,418	—
Capital contribution from Group companies	—	64,592	—	—	(64,592)	—
Other financing activities	20,157	(2,128,462)	—	—	2,179,156	70,851
Net cash generated from/(used in) financing activities	20,157	(2,067,385)	—	—	2,118,079	70,851
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,580)	(138,004)	—	(282)	—	(149,866)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,178,007	28,851,293	—	(8,060)	—	31,021,240
Cash, cash equivalents and restricted cash at beginning of the year	23,142	49,270,626	4	14,308	—	49,308,080
Cash, cash equivalents and restricted cash at end of the year	2,201,149	78,121,919	4	6,248	—	80,329,320

	2023
		Subsidiaries		Consolidated
		(excluding		Affiliated	Eliminating	Consolidated
	Futu Holdings	the WFOE)	WFOE	Entities	Adjustments	Totals
Selected Condensed Consolidating Statements of Cash Flows Information
Net cash used in operating activities(4)	(44,634)	(6,280,963)	(1)	(11,798)	—	(6,337,396)
Advances to Group companies	(3,005,798)	—	—	—	3,005,798	—
Receival of advances repayment from Group companies	3,956,976	—	—	—	(3,956,976)	—
Investments in subsidiaries	(108,418)	—	—	—	108,418	—
Other investing activities	—	(2,437,600)	—	(6,818)	—	(2,444,418)
Net cash generated from/(used in) investing activities	842,760	(2,437,600)	—	(6,818)	(842,760)	(2,444,418)
Proceeds from advances from Group companies	—	3,005,798	—	—	(3,005,798)	—
Repayment of advances from Group companies	—	(3,956,976)	—	—	3,956,976	—
Capital contribution from Group companies	—	108,418	—	—	(108,418)	—
Other financing activities	(863,076)	3,171,033	—	—	—	2,307,957
Net cash (used in)/generated from financing activities	(863,076)	2,328,273	—	—	842,760	2,307,957
Effect of exchange rate changes on cash, cash equivalents and restricted cash	308	65,921	—	123	—	66,352
Net decrease in cash, cash equivalents and restricted cash	(64,642)	(6,324,369)	(1)	(18,493)	—	(6,407,505)
Cash, cash equivalents and restricted cash at beginning of the year	87,784	55,594,995	5	32,801	—	55,715,585
Cash, cash equivalents and restricted cash at end of the year	23,142	49,270,626	4	14,308	—	49,308,080

Notes:

(1)	Represents the elimination of intercompany balances among Futu Holdings, Consolidated Affiliated Entities and our subsidiaries.
(2)	Represents the elimination of the investment in Consolidated Affiliated Entities and our subsidiaries by Futu Holdings.
(3)	Intercompany revenues between (i) Shenzhen Futu and/or its subsidiaries and (ii) our subsidiaries (excluding the WFOE). Shenzhen Futu and its subsidiaries provides software development services, technical consulting services and other services to our subsidiaries. For the years ended December 31, 2023, 2024 and 2025, service fees charged by Shenzhen Futu and its subsidiaries were HK$279.1 million, HK$229.6 million and HK$291.6 million (US$37.5 million), respectively. The intercompany service charge is eliminated at the consolidation level.

Intercompany revenues between Shenzhen Futu and the WFOE. Pursuant to the exclusive technology consulting and services agreement entered into in October 2014, between Shenzhen Futu and the WFOE, which was subsequently amended and restated in May 2015 and further in September 2018, the WFOE had the exclusive right to provide Shenzhen Futu with consulting and services related to, among other things, technology research and development, as well as maintenance of software and hardware. Shenzhen Futu agreed to pay the WFOE a service fee in an amount equal to its annual net income. The WFOE may adjust the amount of service fee based on factors such as the complexity, time spent and the commercial value of the services. On September 30, 2021, a termination agreement was entered into among the WFOE, Shenzhen Futu and its shareholders, pursuant to which the parties agreed to terminate the prior contractual arrangements and replaced them with a new set of agreements. Pursuant to the exclusive business cooperation agreement entered into on September 30, 2021 by and among the WFOE, Shenzhen Futu and its shareholders, Shenzhen Futu engaged the WFOE as the exclusive service provider of technical support, consulting services and other services. Shenzhen Futu agrees to pay the WFOE service fees for any fiscal year in an amount equal to 100% of Shenzhen Futu’s consolidated gross profits of such year, after offsetting the accumulated losses of Shenzhen Futu and its subsidiaries in previous fiscal years (if any) and after deducting working capital, expenditure, taxes and other statutory contributions required in such year. For the years ended December 31, 2023, 2024 and 2025, the WFOE did not charge Shenzhen Futu any service fee.

(4)	For the years ended December 31, 2023, 2024 and 2025, our subsidiaries paid the VIEs technical service fees of HK$132.4 million, HK$150.2 million and HK$151.8 million (US$19.5 million), respectively.

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

	For the year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$

	(in thousands)
Cash paid by our subsidiaries to the VIEs for technical service fee	132,420	150,214	151,777	19,500

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

Taxation on Dividends or Distributions

None of our PRC subsidiaries has declared or paid any dividend or distribution to us as of the date of this annual report. Our PRC subsidiaries currently intend to retain most, if not all, of their available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

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

Hypothetical pre-tax earnings in the VIEs(1)	100.00
Tax on earnings at statutory rate of 25% at WFOE level(2)	(25.00)
Amount to be distributed as dividend from WFOE to Futu Securities (Hong Kong) Limited(3)	75.00
Withholding tax at tax treaty rate of 10%	(7.5)
Amount to be distributed as dividend at Futu Securities (Hong Kong) Limited level and net distribution to Futu Holdings(4)	67.5

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.
(2)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. If a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. There is no incremental tax at Futu Securities (Hong Kong) Limited level for any dividend distribution to Futu Holdings.
(4)	If the 5% preferential tax rate were applicable, the withholding tax amount would be 3.75 and the amount to be distributed as dividend at Futu Securities (Hong Kong) Limited level and net distribution to Futu Holdings will be 71.25.

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

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.Reserved

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

We launched our online brokerage business in 2012 and experienced rapid growth since our inception. Our total revenues increased from HK$10.0 billion in 2023 to HK$13.6 billion in 2024, and further to HK$22.8 billion (US$2.9 billion) in 2025. Our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future or our efforts may prove more costly than we currently anticipate such that we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If our growth rate declines or fluctuates, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. In addition, we have limited experience in new services and products launched in the past. As our business develops and we respond to competition, we may continue to introduce new service offerings, adjust our existing services or our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

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

We are subject to extensive regulations and the markets in which we operate, including Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia and New Zealand, are highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations, investigations and inquiries by the relevant regulators on a regular or ad-hoc basis. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and consequently, materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the HK Brokerage Regulations, including, for example, the Securities and Futures Ordinance (SFO) and its subsidiary legislation. These HK Brokerage Regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Item 4. Information on the Company-B. Business Overview-Regulation-Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong.” In addition, our operations in the United States are subject to applicable United States laws, rules and regulations, or collectively the US Brokerage Regulations, including, for example, the U.S. Securities and Exchange Act of 1934, or the Exchange Act, rules and regulations adopted under the Exchange Act by the U.S. Securities and Exchange Commission, or the SEC, and rules and guidance adopted by the Financial Industry Regulatory Authority, or FINRA. See “Item 4. Information on the Company-B. Business Overview-Regulation-Overview of the Laws and Regulations Relating to Our Business and Operations in the United States.” Also, our operations in Singapore are subject to applicable Singapore laws and regulatory requirements, or collectively the Singapore Brokerage Regulations, including the Securities and Futures Act 2001 of Singapore (2020 Revised Edition), or the SFA, and its subsidiary legislation such as the Securities and Futures (Licensing and Conduct of Business) Regulations, or the SF(LCB)R. In Singapore, we hold a Capital Markets Services License, or CMSL, issued by the Monetary Authority of Singapore, or the MAS, and we are required to abide by relevant regulatory notices and guidelines issued by the MAS. See “Item 4. Information on the Company-B. Business Overview-Regulation-Overview of the Laws and Regulations Relating to Our Business and Operations in Singapore.” Moomoo Securities Australia, which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission. It also provides financial services in New Zealand under its registration with the New Zealand Financial Services Provider Register (FSP1008656). Moomoo Securities Japan, which holds the Financial Instruments Business Operators (FIBO) license, is regulated by local regulators including the Financial Services Agency. Moomoo Financial Canada, a dealer member of CIRO and CIPF, is also subject to extensive regulations in Canada. Moomoo Securities Malaysia, which holds a Capital Markets Services License, is regulated by the Securities Commission Malaysia.

From time to time, Futu Securities and Panthertrade, as licensed corporations under the SFO and AMLO, have been and may in the future be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HK SFC. The HK SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct, deficiency or material non-compliance is identified as a result of inquiries, reviews or investigations, the HK SFC may take disciplinary or regulatory actions which could lead to reprimands, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In such circumstances there also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Regulations following the identification of any such misconduct, deficiency or material non-compliance, which may result in the HK SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our reputation, business, results of operations, financial conditions and prospects. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any HK SFC inquiries, reviews or investigations without the consent of the HK SFC. As we expanded into digital banking services provided by Airstar Bank in Hong Kong, we also become subject to additional regulatory expectations, oversight, examinations and supervisory attention from the Hong Kong Monetary Authority (HKMA).

We have been and may in the future be subject to examinations, investigations, enquiries, administrative proceedings or other actions by U.S. government and regulatory authorities, including individual states where we conduct business. For example, Moomoo Financial Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, have been subject to examinations, enquiries and/or investigations from time to time. Moomoo Financial Singapore, as a Capital Markets Services Licensee in Singapore, may be subject to similar examinations and regulatory actions initiated by the MAS or other relevant regulatory authorities in Singapore. Our subsidiaries, including Moomoo Securities Australia, Moomoo Securities Japan, Moomoo Financial Canada and Moomoo Securities Malaysia, as licensed corporations in the corresponding markets they operate, may be subject to examinations and regulatory actions by local regulators from time to time.

Moreover, we launched crypto trading services through collaboration with licensed third-party exchanges in Hong Kong and Singapore in August 2024, and in the United States in 2025. Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact our business and financial condition.

Separately, our activities in or related to Mainland China are subject to PRC laws and regulations relating to securities business and accordingly examinations, inquiries or investigations from the CSRC or other authorities from time to time. See “Item 4. Information on the Company-B. Business Overview-Regulation-Overview of the Laws and Regulations Relating to Our Business and Operations in China.” Pursuant to Articles 118 and 120 of the Securities Law of the PRC, or the Securities Law, “securities business” includes securities brokerage business, securities investment, securities margin trading, investment consulting business and other businesses approved by the securities regulatory authorities under the State Council. According to Article 46 of the Measures on Securities Brokerage Business, an overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as account opening, marketing and other activities in relation to overseas securities trading business within Mainland China, shall be penalized according to the Article 202 of the Securities Law, pursuant to which any person engaged in securities business without approval shall be subject to correction orders, confiscation of illegal income and the imposition of a fine.

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we don’t have sufficient information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC. Furthermore, should any such action be taken, we cannot foresee its nature, scope, or timing. If the CSRC, independently or jointly with other authorities, pursues further regulatory actions, it could also lead to additional investigations or enforcement measures, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China. They may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 4. Information on the Company-B. Business Overview-Ongoing Regulatory Actions.”

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we don’t have sufficient information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC. Furthermore, should any such action be taken, we cannot foresee its nature, scope, or timing. If the CSRC, independently or jointly with other authorities, pursues further regulatory actions, it could also lead to additional investigations or enforcement measures, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China. They may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

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

The market for online brokerage and wealth management product distribution services is relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and financial service providers in Hong Kong and worldwide, as we currently have operations in Singapore, the United States, Australia, Japan, Canada, Malaysia and New Zealand, and may expand into other markets. In order to satisfy the demands of their clients for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, we have embarked on building such facilities and service enhancements.

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

If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$710.3 million, HK$1,409.3 million and HK$1,980.5 million (US$254.5 million) in selling and marketing expenses, representing 7.1%, 10.4% and 8.7% of our total revenues in 2023, 2024 and 2025, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way.

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

Our business is also subject to general economic and political conditions, in particular the economic and political conditions of the markets in which we operate, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the COVID-19 pandemic and/or eruptions of regional tensions could negatively impact our revenues and profitability. Additionally, starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States, and both China and the United States have each imposed additional tariffs since then, alongside tariffs imposed by the United States on goods from countries around the world announced recently, and China’s counter measures of imposing tariffs on U.S. goods. In 2025, President Trump during his second term has imposed additional tariffs against several countries and regions over the world, including China. The United States may in the future impose further tariffs on goods from countries worldwide and these countries may take further counter measures. The potential impact of these tariffs remains uncertain, and it is unclear what retaliatory actions other governments may further take. These developments could have a material adverse effect on global economic conditions and the stability of global financial markets. As a result of these risks, our income and operating results may be subject to significant fluctuations. See “—We face risks related to health epidemics, natural disasters and other calamities, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

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

We are subject to a variety of laws, regulations and other legal and regulatory obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws and regulations that restrict or control the use of personal data. In China, a number of regulations, guidelines and other measures on cybersecurity and privacy and data privacy have been and are expected to be adopted, including but not limited to, the Cybersecurity Law effective in January 2026, the Information Security Technology-Personal Information Security Specification, or the China Specification, effective in October 2020, the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, effective in November 2021, the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, effective in June 2022, the Practical Guidance on Cybersecurity Standard - the Regulations on Safety Verification in Cross-border Personal Information Processing, issued in December 2022, and the Provisions on Promoting and Regulating Cross-border Data Flows, effective in March 2024. See “Item 4. Information on the Company-B. Business Overview-Regulation-Overview of the Laws and Regulations Relating to Our Business and Operations in China-Regulations on Cybersecurity and Privacy.”

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

Similarly, Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia and New Zealand also have their respective data privacy legislation that regulates the collection, use, protection and handling of personal data. Under the relevant legislation, while the precise requirements may differ from jurisdiction to jurisdiction, in general, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use, transfer and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data. For example, the United States has increased restrictions on certain personal sensitive data transfers to specific foreign countries through the Department of Justice’s final rule issued in December 2024 implementing Executive Order 14117. The final rule prohibits data transfer of sensitive personal data and U.S. Government-related data over a certain bulk threshold to identified countries of concern. The rule also restricts certain agreements, including data brokerage agreements and vendor agreements involving such data and countries of concern. Violations of the rule may be punishable by criminal and/or civil sanctions.

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

Our newly launched virtual and crypto-related businesses subject us to heightened uncertainties.

We have recently expanded into emerging businesses, including virtual asset trading platform (VATP) operations, digital banking services and crypto-related services. These businesses are relatively new to us and may expose us to risks and uncertainties that are difficult to anticipate or quantify. Each of them operates in rapidly evolving, complex and highly uncertain regulatory environments, and we may be subject to inconsistent, overlapping or conflicting regulatory regimes across different jurisdictions. Regulatory authorities may introduce or change regulatory requirements and supervisory expectations applicable to these businesses, including with respect to licensing, prudential standards, customer protection, financial crime compliance and cybersecurity, which could materially increase our compliance costs, restrict or delay product launches, limit the scope of our permissible activities, or require changes to our operations. If we fail to obtain, maintain or timely renew any required licenses, approvals or registrations, or if we are found to be non-compliant with applicable laws or regulatory expectations, including as a result of actions by our employees, agents, counterparties or service providers, we could be subject to investigations, remediation orders, fines and penalties, restrictions on business activities, customer remediation, suspension of services, or the forced wind down of certain products or business segments.

Our VATP and crypto-related businesses are subject to risks inherent in the virtual asset industry. The market for virtual assets is characterized by significant price volatility, limited liquidity in certain assets, and rapidly changing market structure, any of which may reduce trading volumes, adversely affect customer activity, increase the risk of customer losses and disputes, and negatively impact our revenues. Our ability to operate these businesses depends on the secured processing, custody, storage and transfer of virtual assets and the protection of confidential customer and business information. Any cybersecurity incident, system outage, software defect, smart contract vulnerability, operational error, or compromise, loss or unauthorized use of private keys (whether within our systems or those of third party custodians, cloud providers, liquidity providers or other vendors) could result in theft or irretrievable loss of virtual assets, business interruption, significant financial losses, litigation, regulatory scrutiny, enforcement actions and reputational harm. In addition, the virtual asset sector has been associated with heightened risks of fraud, scams, market manipulation and other misconduct, and regulatory frameworks governing virtual assets remain fragmented and are yet to develop in certain jurisdictions, which could limit available legal protections to us and make it more difficult to manage disputes, recover assets or obtain effective remedies for our business operations.

Our digital banking business, as operated by our subsidiary, Airstar Bank, is subject to extensive HKMA supervision and the Banking Ordinance, including ongoing authorization and operating conditions, prudential requirements (such as capital adequacy and liquidity) and stringent AML/KYC expectations. Any non-compliance with the above requirements, supervisory findings or regulatory changes could increase our compliance costs, restrict our product offerings or require operational changes, and losses or adverse events may require additional capital or group support that could affect our cash flows. The Hong Kong financial market is highly competitive with traditional banks and multiple licensed digital banks, and the digital banking business typically requires significant upfront investment and customer acquisition spending with uncertain timelines to achieve sustainable profitability. With a predominantly branchless and technology driven business model, digital banking is particularly exposed to system outages, cyberattacks, data breaches, third party/vendor dependencies and cross border data handling risks, which could lead to customer harm, regulatory action, remediation costs and reputational damage. As we expand our digital banking offerings and potentially provide additional regulated financial services, including services in securities markets, and serve customers across multiple jurisdictions, we may become subject to additional or evolving regulatory expectations and supervisory attention (including from regulators where a portion of our customer base is located), and any failure to comply with such requirements could subject us to significant regulatory and financial risks.

As these emerging businesses continue to develop, we may be required to adjust our business model, product features, customer onboarding and monitoring processes, governance or risk management systems and controls. We may not be able to attract and retain the specialized personnel necessary to operate these businesses, manage risks effectively or respond to regulatory changes. The occurrence of any of the foregoing, individually or in aggregate, could materially and adversely affect our business, financial condition, results of operations and prospects.

Our offering of AI-based services is subject to risks.

Certain of our products and services incorporate artificial intelligence (AI) technologies and features, such as Futubull AI and Moomoo AI we launched in 2025, which expose us to evolving technical, regulatory, operational and ethical risks. AI systems are inherently complex and may operate in unexpected ways, produce inaccurate or biased outputs, or fail to perform as intended. If our AI‑enabled features generate errors, inappropriate content or unreliable results, our reputation, customer trust, and market adoption could be adversely affected. Because many AI models rely on large datasets, we may face heightened risks relating to data quality, data provenance, privacy protection and intellectual property claims, including allegations that training data or model outputs infringe third‑party rights.

The regulatory landscape for AI is rapidly developing globally. Governments and regulatory bodies are considering or have enacted new rules governing AI transparency, safety, accountability, data usage and model training. These evolving requirements may impose additional compliance obligations, restrict certain AI practices, or require costly modifications to technologies we adopted. Failure to comply with applicable AI‑related regulations could result in investigations, penalties or litigation, and may have a material adverse impact on our results of operations.

In addition, AI technologies may amplify cybersecurity vulnerabilities or be targeted for misuse, including model manipulation or adversarial attacks. Any such incidents could disrupt our operations or compromise user data. Because AI development is highly competitive and capital‑intensive, we may be unable to keep pace with technological advances or competitors with greater resources. If we fail to develop, deploy, or manage AI responsibly and effectively, our business, financial condition, and results of operations could be materially and adversely affected.

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

In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamities harms the Chinese and global economies in general. Our headquarters are located in Shenzhen and Hong Kong, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shenzhen, Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia and other countries or cities where we conduct business operations and the storage location of our user data is dependent on the platform where users are based and the jurisdiction in which users are registered. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen, Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia or other countries or cities where we conduct business operations, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2023, 2024 and 2025, our brokerage commission income and handling charge income amounted to HK$3,944.8 million, HK$6,044.7 million and HK$10,572.7 million (US$1,358.4 million), representing 39.4%, 44.5% and 46.3% of our total revenues during the same years, respectively. We experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Fluctuations in market interest rates may negatively affect our financial condition and results of operations.

We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2023, 2024 and 2025, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$2,807.4 million, HK$3,530.4 million and HK$6,368.7 million (US$818.3 million), representing 28.1%, 26.0% and 27.9% of our total revenues during the same years, respectively. For the same years, our interest income derived from bank deposits were HK$2,482.9 million, HK$2,840.8 million and HK$3,759.3 million (US$483.0 million), representing 24.8%, 20.9% and 16.5% of our total revenues during the same years, respectively. The trend of the level of interest rates is one of the important factors affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

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

We may suffer significant losses from credit exposures arising from our margin financing, securities lending, IPO loans, stock-pledged loans and bank loans businesses. In addition, we need adequate funding at reasonable costs to successfully operate these businesses, and access to adequate funding at reasonable costs cannot be assured.

Our margin financing, securities lending, IPO loans, stock-pledged loans and bank loans businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures arise primarily from loans and advances to borrowers, which include margin loans, stock-pledged loans and bank loans extended to clients and other advances, mainly collateralized by securities and carried at the amortized cost, net of an allowance for credit losses. As of December 31, 2023, 2024 and 2025, our outstanding loans and advances amounted to HK$32.5 billion, HK$49.7 billion and HK$64.7 billion (US$8.3 billion), respectively. For more information regarding the loans and advances, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Loans and Advances” and Note 6 to our consolidated financial statements included in this annual report. Our credit risk exposure may be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or financial instruments. For example, adverse economic effects stemming from rising inflation and recession risk, disruptions to economic activity, or a decline in collateral prices could adversely affect the creditworthiness of certain counterparties, leading to elevated credit risks for us. In addition, our credit risk exposure will also materially increase if the collateral we hold cannot be realized or can only be liquidated at prices insufficient to fully cover our risk exposure. As of December 31, 2025, we recorded an allowance for credit losses of HK$374.6 million (US$48.1 million). Any expansion of our margin financing, securities lending, IPO loans, stock-pledged loans and bank loans businesses could also subject us to greater credit risks and adversely affect our business, prospects and financial conditions.

We have adopted comprehensive internal policies and procedures designed to manage credits risks. For example, with respect to the margin financing business, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. As we incurred losses from and experienced disputes arising out of margin financing historically, we may continue to be exposed to credit risks associated with our margin financing, securities lending, IPO loans, stock-pledged loans and bank loans businesses, and we may continue to experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by our clients may be concentrated on a limited number of securities which may result in a concentration of our credit exposures to such securities. As of December 31, 2024 and 2025, a single borrower accounted for 95.91% and 95.99% of our total outstanding balance of stock - pledged loans, with a majority of the collaterals comprising of listed shares in a single company, respectively. In the event we need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities and we may not be able to fully recover the margin value.

In addition, with regard to receivables, there is no assurance that all our counterparties will meet their payment obligations on time, in full or at all. As of December 31, 2023, 2024 and 2025, the balance of our receivables amounted to HK$10.1 billion, HK$22.8 billion and HK$27.7 billion (US$3.6 billion), respectively. If we fail to adequately manage our credit risks and significant amounts due to us are not settled on time, our performance, liquidity, results of operations and financial condition will be adversely affected. See “— Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks, and as a result, our business operations and financial conditions may be adversely affected.”

Moreover, the growth and success of our margin financing, securities lending, IPO loans, stock-pledged loans and bank loans businesses depend on the availability of adequate funding to meet our client demand for loans through our platforms. We provided margin financing, securities lending, IPO loans, and stock-pledged loan services for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. We provided bank loans to clients, mainly comprising financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans. We derive the funding from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available to us might be limited and our ability to provide margin financing, securities lending, IPO loans, stock-pledged loans and bank loans services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our lending businesses. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

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

Our success in wealth management products distribution services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we do not guarantee the principal or the return of the wealth management products available through our platform and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

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

In addition, as part of our services, we post videos for investor education purpose and allow certain of our users to upload and share videos on our platforms through NiuNiu Community. According to the Administrative Provisions on Internet Audio-Video Program Services, the provider of audio-video service is required to obtain the Audio and Video Service Permission. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Internet Service—Regulation on Internet Audio-Visual Program Services.” It is not eligible for us to do so because current PRC laws and regulations require an applicant for the Audio and Video Service Permission to be a wholly state-owned or state-controlled entity. We have not obtained such license for providing internet audio-video program services through our platform in China and may not be able to obtain such license in a timely manner, or at all. We have not received any notices nor have we been subject to regulatory measures from the National Radio and Television Administration as of the date of this annual report. During the years ended December 31, 2023, 2024 and 2025, the revenue generated from relevant internet audio-video program services was less than 0.01% of our total revenue per year and the absence of such license did not have any material adverse impact on our business and operations. However, if we are required to obtain an Audio and Video Service Permission or other additional licenses or approvals in connection with our video-based services in China, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, imposition of fines and termination or restriction of such service offering.

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

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of individuals or enterprises that are current or potential users and clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Our reputation and brand have been, and may in the future be, negatively affected by a number of factors, including, among others, regulatory developments, inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, unfavorable statements made by media outlets, research firms or government officials. Furthermore, despite our efforts to address negative publicity and correct misinformation about our business model and practices, our reputation and brand may continue to be harmed by such negative publicity and misinformation, and the ADSs may experience substantial price volatility as a result.

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

We derive interest income from depositing clients’ uninvested cash balances in accounts opened with our bank partners. In 2023, 2024 and 2025, we generated HK$2,482.9 million, HK$2,840.8 million and HK$3,759.3 million (US$483.0 million) in interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platform), or a transfer of cash out of their accounts opened through our platform could reduce our interest income and negatively impact our financial results.

Our clearing operations expose us to liability for errors in clearing functions, which may adversely affect our business operations and financial condition.

Our HK SFC-licensed subsidiary, Futu Securities, provides clearing and execution services for our online brokerage business involving securities listed on the Hong Kong Stock Exchange or qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect and listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. Our U.S. subsidiary, Futu Clearing Inc., has been approved to provide clearing and settlement services for securities transactions in the U.S. financial markets. Moomoo Singapore Pte. Ltd., a subsidiary licensed by the MAS, is a member of the SGX and provides trading and clearing services for securities listed on SGX, in accordance with applicable regulatory requirements. Our Malaysia subsidiary, Moomoo Securities Malaysia Sdn Bhd (“Moomoo Securities Malaysia”), is a registered participant of clearing house in Malaysia, providing clearing and settlement services for securities and derivatives traded on Bursa Malaysia. Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing system and organizations, such as Hong Kong’s Central Clearing and Settlement System, or CCASS, and the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as Futu Securities, Futu Clearing Inc., Moomoo Singapore Pte. Ltd. and Moomoo Securities Malaysia, are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.

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

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention. The experience and capabilities of courts across different jurisdictions in handling intellectual property litigation varies and outcomes are unpredictable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and disruptive to our business and operations.

Content sourced from third parties is frequently posted on our platform by our employees and users and clients. Although we follow common content management and review practices to monitor the content uploaded to our platform, we may not be able to identify all content that may infringe on third-party rights. We cannot be certain that information posted on our platform and other aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. In addition, we use third-party licensed software for our business and on our platform. Nevertheless, we may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our platform or services or other aspects of our business without our knowledge. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia, New Zealand and/ or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Our continued international expansion will subject us to additional risks and increased legal and regulatory requirements, which could have a material effect on our business.

Our historical operations have been focused on Hong Kong. We have expanded our operations into the United States, Singapore, Australia, Japan, Canada, Malaysia and New Zealand, and may expand further into other international markets. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the client preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

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

We are required to comply with applicable anti-money laundering and counter terrorism laws and regulations in Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia, New Zealand and other relevant jurisdictions. These laws and regulations require financial institutions to establish sound internal control policies and procedures to guard against money laundering and terrorist financing. Such policies and procedures require us to, among other things, designate an independent anti-money laundering reporting officer, establish a customer due diligence system in accordance with relevant rules, record the details of client activities and report suspicious transactions to the relevant authorities. In addition, we are required to train our personnel and periodically test the adequacy of our policies and procedures.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Newly enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

We are exposed to global economic and market risks that are beyond our control, including as a result of the conflicts in Ukraine, Gaza and Iran, which may have a material adverse effect on our assets and operations.

The global economic and market conditions are susceptible to risks associated with natural disasters, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), trade and other geopolitical instability due to tariffs or other trade sanctions, or other events outside of our control, it could have a material adverse effect on our assets, financial conditions and results of operations.

The conflicts in Ukraine, Gaza, Iran and the Middle East more broadly, and the accompanying international response including economic sanctions, have been disruptive to the world economy, with increased volatility in global financial and commodity markets, including higher oil and gasoline prices, disruption to international trade and financial markets, all of which have a trickle-down effect on supply chains. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts globally. There is a risk of substantial market and financial turmoil arising from the conflicts which could have a material adverse effect on our operations.

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

Our PRC subsidiaries and the Consolidated Affiliated Entities currently benefit from a number of preferential tax treatments. For example, Shenzhen Futu is entitled to enjoy a 15% preferential enterprise income tax rate until 2026 as it has been qualified as a “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. Shenzhen Futu as assessed and approved by the relevant government authorities as a Software Enterprise under the PRC Enterprise Income Tax Law and related regulations, was entitled to an exemption from enterprise income tax for the first two years, counting from the first year Shenzhen Futu has made a profit. Futu Network Technology (Shenzhen) Co., Ltd. is entitled to enjoy a 15% preferential income tax rate until 2028 as it has been qualified as an “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment currently enjoyed by the Consolidated Affiliated Entities or our PRC subsidiaries could have an adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

Futu Holdings is a holding company incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong—Hong Kong Taxation.” As of December 31, 2025, the total retained earnings of our subsidiaries and the Consolidated Affiliated Entities located in China accounted for a relatively small portion of our total retained earnings and we currently do not have any plan to make offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation of our business in China. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong and our auditor was subject to that determination. On April 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Although the vast majority of our business is conducted in Hong Kong, we depend on the Consolidated Affiliated Entities (in which our Cayman Islands holding company does not have equity direct or indirect interest apart from the Contractual Arrangements) to conduct a part of our business in China and to hold the necessary licenses for our operations, such as the Internet Content Provider License. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations Historically, such operations constituted an immaterial portion of our consolidated total revenues and total assets. In 2023, 2024 and 2025, we generated 0.2%, 0.1% and 0.1% of our total revenues through the Consolidated Affiliated Entities in China, respectively, whose assets accounted for 0.1%, less than 0.1% and less than 0.1% of our total assets during the same years, respectively. For a description of the Contractual Arrangements, see “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with the VIEs and Their Shareholders.” The Contractual Arrangements may not be as effective as ownership in providing us with the ability to direct the activities of the Consolidated Affiliated Entities. If the VIEs or their shareholders fail to perform their obligations under the Contractual Arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, in June 2023, a securities class action lawsuit was filed against us and some of our senior executive officers, alleging defendants misrepresented our regulatory compliance and failed to disclose that we were operating in China without a brokerage license. This securities class action has been dismissed in 2024. This action and any similar class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of the Latest Practicable Date, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Huang River Investment Limited, an existing shareholder of ours, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 31.7% of our total issued and outstanding share capital and approximately 90.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure.

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

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors declared a cash dividend of US$0.325 per ordinary share, or US$2.60 per ADS in April 2026, but we cannot guarantee that additional dividends will be paid in the future. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the Consolidated Affiliated Entities as being owned by us for United States federal income tax purposes, not only because the Contractual Arrangements provide us with the ability to direct the activities that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2025. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year and our U.S. tax counsel expresses no opinion regarding our PFIC status for any tax year.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations incurs substantial legal and financial costs and makes some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We evaluate and monitor developments with respect to these rules and regulations, but we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be involved in class action lawsuits in the United States. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. See “—The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.”

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

Item 4.     Information on the Company

A.History and Development of the Company

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

In Hong Kong, we operate our business mainly through Futu Securities, which is a HK SFC-regulated entity that holds the relevant licenses related to our securities brokerage and wealth management product distribution business. In 2023, 2024 and 2025, Futu Securities generated revenues of HK$7.7 billion, HK$10.0 billion and HK$15.6 billion (US$2.0 billion), accounting for 77.4%, 73.9% and 68.2% of our total revenues, respectively. As of the end of the same years, the assets of Futu Securities amounted to HK$77.5 billion, HK$117.1 billion and HK$165.4 billion (US$21.3 billion), accounting for 79.8%, 73.7% and 72.4% of our total assets, respectively, taking intercompany transaction offset into consideration. We also conduct research and development activities in China through Futu Network and the VIEs. In 2023, 2024 and 2025, Futu Network and the Consolidated Affiliated Entities together generated revenues of HK$31.7 million, HK$83.0 million and HK$81.0 million (US$10.4 million), accounting for 0.3%, 0.6% and 0.4% of our total revenues, respectively. The total assets of Futu Network and the Consolidated Affiliated Entities amounted to HK$687.1 million, HK$483.1 million and HK$518.8 million (US$66.7 million), accounting for 0.7%, 0.3% and 0.2% of our total assets, respectively, as of the end of the same years, taking intercompany transaction offset into consideration.

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

In January 2024, Moomoo Securities Malaysia, our wholly owned subsidiary in Malaysia, obtained the Capital Markets Services License from the Securities Commission Malaysia.

In December 2024, Moomoo Securities Australia was also registered as an overseas company in New Zealand. It provides financial services under Financial Services Provider Registration in New Zealand.

In January 2025, Panthertrade, our wholly owned subsidiary in Hong Kong, obtained a license from the HK SFC to operate a virtual asset trading platform under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO) and to conduct Type 1 and Type 7 regulated securities activities under the SFO. In March 2026, Panthertrade commenced full-scale operations as a licensed virtual asset trading platform and is expected to be integrated with Futu Securities to provide our clients with unified and convenient access to both conventional securities and virtual asset services.

In 2025, Moomoo Crypto Inc., our wholly owned subsidiary in the U.S., is licensed as a money transmitter or otherwise authorized to provide its cryptocurrency trading services in the majority of states in the U.S.

In September 2025, we further increased our shareholding in Airstar Bank Limited, and it became a subsidiary of our Group thereafter.

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

B.Business Overview

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

A securities brokerage service provider at inception, we are now an all-rounded online financial services platform, seamlessly integrating services and products including trading, wealth management product distribution, market data and information, user community, investor education, and institutional and corporate services with a focus on the online securities brokerage market. As an intuitive and easy-to-navigate platform, we are serving approximately 29.2 million users as of December 31, 2025. We provide a comprehensive range of investment products, including equities and derivatives across major global exchanges, margin financing and securities lending, as well as fund and bond investments, leveraging licenses, registrations and memberships across Hong Kong, Singapore, the United States, Australia, Japan, Canada, Malaysia, Europe and New Zealand. Our vibrant user community further engages our users and provides them with direct access to listed companies, fund houses, exchanges, media and research institutions that have accounts in our user community through communication with their representatives. In addition, our platform equips our users with necessary investment knowledge for them to make informed investment decisions.

Our platform has attracted and gathered a vast base of high-quality users and clients, with the average client age of 39 and average funded account assets of around HK$370,000 on our platform as of December 31, 2025. The emerging affluent and tech-savvy population we primarily serve allows us to pursue the massive opportunity in the digitalization of the securities brokerage and wealth management industry. We grow our client base mainly through word-of-mouth referrals, organic traffic as well as online and offline marketing and promotional activities. We attach great importance to our marketing promotional efforts which became increasingly important during our international expansion.

We have developed a proprietary and automated technology infrastructure encompassing every aspect of our business operation, from account opening, fund transfer, trading and investment to risk management. Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, has over 20 years of experience and expertise in the technology and internet sectors in China. Mr. Li is directly in charge of our technology committee, which is responsible for formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. Our technology infrastructure provides us with crucial advantages:

●	Integrated cross-market platform. We have developed an easy-to-use and highly integrated cross-market system which allows our clients to view and execute trades in different markets as a unified one from a single platform, with streamlined functionality extending from core trading, real-time risk management to multi-currency, multi-market settlement.
●	Security and stability. Our platform features an automated multi-level protection mechanism and strict security measures such as data encryption and a two-factor authentication, to protect our clients’ personal information and trading data.
●	Agility and scalability. Our platform is built on a cloud-based distributed infrastructure and highly modularized architecture, each component of which can be separately upgraded and replaced, significantly reducing the launch cycle, accelerating response time, and enhancing scalability. We were able to offer completely online-based account opening services within ten days from HK SFC’s release of relevant guidance in July 2018.
●	AI capabilities. We have established an intelligent risk control platform built on our proprietary algorithms, which is capable of analyzing different types, sources and stages of risks and providing margin ratio adjustment recommendations and early risk warnings. We have also developed AI-based customer service function leveraging our data analytics and natural language processing capabilities. In 2024, we launched an AI stock analysis feature on Futubull for eligible investors. In 2025, we expanded this feature to Moomoo. Available to eligible investors, it covers various data and information sources, including news, technical analysis, and capital flows for Hong Kong and U.S. stocks, allowing investors to quickly grasp stock movements and better seize trading opportunities. Additionally, we introduced an AI summary feature that automatically extracts corporate announcement contents for U.S. and Hong Kong stocks on Futubull and Moomoo, making it easier for investors to understand key information in the announcements efficiently. In 2025, we unveiled Futubull AI and Moomoo AI, smart investment assistants trained on our proprietary financial data and community insights. These integrated solutions combine AI-powered search, Q&A and customer support, offering context-aware responses tailored to investors. We also launched AI Algo Trading, which allows users to generate quantitative trading strategies using simple natural language.

As we continue to strengthen our brand recognition across markets where we operate and iterate on online and offline marketing campaigns and promotional activities, we have achieved significant growth in our user and client base, client assets, and revenues. Our funded accounts increased from 1,710,106 as of December 31, 2023 to 2,411,324 as of December 31, 2024, and further to 3,365,414 as of December 31, 2025. In 2025, we achieved 39.6% year-over-year growth in our total number of funded accounts. Our total client asset balance increased from HK$485.6 billion as of December 31, 2023 to HK$743.3 billion as of December 31, 2024, and further to HK$1,233.0 billion (US$158.4 billion) as of December 31, 2025. Our total revenues grew from HK$10.0 billion in 2023 to HK$13.6 billion in 2024, and further to HK$22.8 billion (US$2.9 billion) in 2025. We had a net income of HK$4.3 billion in 2023 and of HK$5.4 billion in 2024, and our net income further grew to HK$11.3 billion (US$1.5 billion) in 2025.

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

As part of our international expansion, we developed and launched Moomoo, the international version of Futubull. Our Moomoo platform provides tailored services to clients in the United States, Singapore and Australia through our local licensed entities Moomoo Financial Inc., Moomoo Financial Singapore and Moomoo Securities Australia, respectively. We launched our services in Japan in 2022, and subsequently expanded to U.S. and Japanese stock/options trading, tax-exempt Nippon Individual Savings Account (NISA) accounts, Japanese-domiciled mutual funds and margin trading on U.S. stocks. In 2023, we expanded to Malaysia and Canada. Our Malaysian platform now offers Malaysian and U.S. stock trading alongside market data and paper trading services. In Canada, our clients can trade both U.S. and Canadian stocks, in addition to accessing market data and investment community features. In May 2025, Moomoo expanded its online securities business to New Zealand, offering over 22,000 global investment products in the initial rollout.

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

For investors who are residents in Hong Kong and other overseas markets where we operate, the two steps involved in opening brokerage accounts with us are set forth below:

●	Step 1: Online application. Users of our Futubull or Moomoo platform, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel.

●	Step 2: Verification procedures. Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. We automatically use the information provided by the user to perform know-your-client and anti-money laundering screening. If a user’s application passes the screening and/or complies with applicable laws, regulations and procedures, the user is approved for a brokerage account. When we discover errors or inconsistencies during our examination of the applications, a second tier of review may require the users to go through a few additional steps to authenticate their identities or verify their credentials.

For residents in Hong Kong, the prospective client can choose to complete such procedures either online or offline.

●	Online: A prospective client is required to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the brokerage account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions, and (iii) transfer a minimum of HK$10,000 or US$1,500 into the brokerage account from that personal bank account, or mail to us a cheque in such amount together with relevant identification documents. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed, and the brokerage account will be automatically opened.
●	Offline: A prospective client is required to meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

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

Fund Transfer

We provide timely and free fund transfer services to our clients, enabling them to capture fast-moving investment opportunities. We support various fund transfer methods for payment of Hong Kong dollar, US dollar, offshore RMB, Singapore dollar, Australian dollar, Japanese Yen, Malaysian Ringgit, Canadian dollar and New Zealand dollar. For payment from Hong Kong bank accounts, we support fund transfer via electronic direct debit authentication (eDDA), bank-securities account transfer, fast payment system (FPS), internet banking, ATM/over-the-counter transfer and cheque. For payment from bank accounts of other overseas regions, we support fund transfer via ACH, wire transfer, telegraphic transfer, direct debit authentication (DDA) and/or other local payment apps. In particular, bank-to-brokerage fund transfers can be completed in as fast as a few seconds, and are normally completed within five minutes. We do not allow payment from PRC bank accounts, and we do not provide service of currency conversion from Renminbi to other currencies. For cash withdrawals, we do not charge our clients any withdrawal fees from their brokerage accounts.

As the technologies and practices in connection with online brokerage accounts opening services are in the early stages of development, we are subject to evolving laws, regulations, guidelines, and other regulatory requirements with respect to our online account opening procedures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects.”

Trading Execution

We provide easy-to-use trade execution services, allowing our clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets, as well as virtual assets. We serve clients from different countries and regions through our licensed subsidiaries in the markets where we operate:

●	Hong Kong: We operate our securities brokerage business in Hong Kong through Futu Securities, our wholly-owned subsidiary incorporated in Hong Kong. We have been licensed by the HK SFC to carry out securities dealing and have become a participant of the Hong Kong Stock Exchange as a licensed broker since 2012. We also cooperate with CCASS to provide clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange and stocks qualified under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. In 2024, Futu Securities uplifted its Type 1 License with HK SFC to provide virtual asset dealing services.
●	Singapore: We carry out our operations in Singapore through our Singapore-incorporated subsidiary Moomoo Financial Singapore, a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services License.
●	The U.S.: We carry out our operations in the U.S. through our U.S.-incorporated subsidiaries, including Moomoo Financial Inc., a licensed broker-dealer in the U.S., Futu Clearing Inc., a licensed provider of clearing and settlement services for securities transactions in the U.S. financial markets through the Depositary Trust Clearing Corporation and its subsidiaries, and Moomoo Crypto Inc., a money services business provider registered with the Financial Crimes Enforcement Network (FinCEN).
●	Australia: We carry out our operations in Australia through our Australia-incorporated subsidiary, Moomoo Securities Australia, which holds an Australian Financial Services License granted and regulated by the Australian Securities and Investments Commission.
●	Japan: We carry out our operations in Japan through our Japan-incorporated subsidiary Moomoo Securities Japan, a licensed corporation registered with the Financial Services Agency.
●	Canada: We carry out our operations in Canada through our Canada-incorporated subsidiary Moomoo Financial Canada, a dealer member of CIRO and CIPF.
●	Malaysia: We carry out our operations in Malaysia through our Malaysia-incorporated subsidiary Moomoo Securities Malaysia, a licensed corporation regulated by Securities Commission Malaysia.
●	New Zealand: We carry out our operations in New Zealand through our Australia-incorporated subsidiary, Moomoo Securities Australia, which is registered as an overseas company in New Zealand and as a financial service provider on the Financial Service Providers Register.

Securities Trading

We provide comprehensive order types to meet our clients’ different trading strategies, including limit/market order, auction limit/market order, odd-lot order, stop loss limit/market order, touch limit/market order, trailing stop loss limit/market order and TWAP (time-weighted average price) /VWAP (volume-weighted average price) order. We continued to innovate on product offerings to meet diversified needs and lower investment barrier. We offer odd lots trading for Hong Kong, Japan, Singapore and Malaysia stocks. We also provide fractional shares trading for eligible U.S. stocks or ETFs, which allows clients to invest in U.S. shares using either a specified cash amount or fractional shares, with as little as five dollars. We are the first online broker in Hong Kong to offer access to eligible U.S. stocks and ETFs trading 24 hours a day, 5 days a week, and later expanded such capability to other international markets as well, thereby enhancing the flexibility and accessibility of U.S. stock trading for our clients in Asia. In addition, we provide API services that allow clients to trade through our platform using their own programs.

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

As a licensed securities broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and CCASS, we can independently manage all steps involved in processing securities transactions, including order confirmation, receipt, settlement, delivery, dividend collection and record-keeping, for securities listed on the Hong Kong Stock Exchange, including stocks, ETFs, warrants, options, futures, callable bull/bear contracts and stocks under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. We also provide new share subscription and proprietary grey market trading services (also known as dark pool trading services) for IPOs on the Hong Kong Stock Exchange. Additionally, we had throttling controllers connected to the trading system of the Hong Kong Stock Exchange, allowing us to execute a large number of trading transactions simultaneously and respond quickly to sudden surges in order volumes. As of December 31, 2025, we were capable of processing more than 1,000 Hong Kong listed securities trades per second.

For securities listed on major exchanges in Australia, Canada and Japan, we aggregate trade instructions from clients and collaborate with qualified third-party clearing brokers for execution, settlement and clearing. In most cases, the agreements we enter into with such third-party clearing brokers are for an indefinite term, charging a tiered commission rate which they deduct directly from our account with them. We execute, self-clear, and settle trades for securities listed on major U.S. stock exchanges, Singapore exchange and Bursa Malaysia.

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

In 2025, the total value for transactions executed through our platforms with respect to securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. reached HK$3,761.5 billion (US$483.3 billion) and HK$10,590.5 billion (US$1,360.7 billion), respectively, compared to HK$1,740.3 billion and HK$5,896.1 billion, respectively, in 2024, and HK$1,140.9 billion and HK$3,012.6 billion, respectively, in 2023.

Cryptocurrency Trading

In August 2024, we launched crypto trading services through collaboration with licensed third-party exchanges for our clients in Hong Kong and Singapore. In June 2025, we made crypto trading available across most of the states in the U.S. As of the Latest Practicable Date, non-professional investors in Hong Kong can trade five cryptocurrencies, while professional investors can trade 19 cryptocurrencies. In Singapore, clients can trade 16 cryptocurrencies. In the U.S., clients can trade more than 50 cryptocurrencies. We charge a competitive crypto trading commission rate as compared to most of our online broker peers. We pay third-party exchanges commission fees as our costs. We provide real-time market data for cryptocurrencies.

As of the Latest Practicable Date, we execute our clients’ orders by routing to third-party exchanges, which clear and act as custodians of the cryptocurrency assets. All clients’ cryptocurrencies are held in qualified hot and cold storage facilities in line with applicable regulatory requirements. We have implemented control measures to ensure that crypto trading services are not provided to users and clients based in jurisdictions where cryptocurrency trading is restricted or prohibited, such as Mainland China. We do not hold any cryptocurrencies as of the date of this annual report.

Margin Financing and Securities Lending Services

We provide real-time and cross-market securities-backed financing to clients. Our margin financing and securities lending services have grown rapidly since introduction, reflecting our ability to cross-sell and our clients’ receptivity to sophisticated investing services. As of December 31, 2023, 2024 and 2025, our margin financing and securities lending balance was HK$33.1 billion, HK$50.9 billion and HK$67.7 billion (US$8.7 billion), respectively.

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

As of December 31, 2023, 2024 and 2025, the number of our margin financing clients was 144,980, 184,477 and 243,453, respectively, with balance of margin financing amounted to HK$30.6 billion, HK$47.8 billion and HK$61.0 billion (US$7.8 billion), respectively.

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

●	Mutual Funds. We selectively work with established fund houses to distribute their fund products, including money market, fixed income, equity, balanced and commodity fund products. We offer a broad suite of fund product selections for our clients on Futubull and Moomoo, including 30 ESG funds to promote the concept of ESG investment to our customers. In addition, our clients can opt to automatically invest idle cash in their accounts to money market funds to earn interest, which can be redeemed upon trading. Our clients can also choose to rebalance their fund allocation manually or automatically according to portfolio changes made by selected portfolio managers. We currently charge zero subscription fees from our clients, and share management fees based on negotiated commercial terms with the fund houses that provide mutual fund products, generally on a non-exclusive basis, such agreement being effective for an indefinite period. Private Funds. In June 2020, we began to offer private funds on Futubull, covering strategies such as equity long/short, credits, private equity, and real estate, to professional investors only. In 2023, we began to offer private funds on Moomoo to accredited investors in Singapore as well. Clients can view private funds information and make purchases on Futubull and Moomoo. Usually, subscription or redemption of private fund products can be made on a periodical basis. Clients can register an order on the platform, which records the order information but does not immediately make the subscription or redemption of the fund products. The subscription or redemption only happens after the deadline for the subscription or redemption of the private fund products has passed. We collect client orders and submit them to the corresponding fund houses after the deadline of the subscription or redemption of the private fund products. After the fund houses confirm the subscription or redemption orders, for the subscription orders, we will confirm the shares of funds to the clients, and for the redemption orders, we will confirm the net asset value and transfer the amount to the clients’ accounts after receiving the proceeds from the fund houses. We charge a subscription fee on the private funds in most cases, which will be deducted from clients’ accounts. Along with the subscription payment, we share management fees and, in some cases, incentive fees with the fund houses.
●	Structured products. In June 2022, we started to offer structured products on Futubull. In 2024, we extended our capabilities to provide structured products on Moomoo to accredited investors in Singapore as well. As of December 31, 2025, we offer a variety of structured notes including Decu, Sharkfin, FCN and U.S. treasury reverse convertible notes to professional investors. These types of notes usually have certain fundraising period when clients can subscribe for the notes, and we will aggregate and place the orders to the issuers after the fundraising period. Also, clients can customize the notes in terms of structures, knock-out barriers, coupons and all other variables
●	Bond Trading. We launched our bond trading services on Futubull and Moomoo for fixed income securities in September 2020 and February 2023, respectively. In 2024, we began operating our own bond trading desk to complement our agency-based model, enabling principal-based trading. For bond trading, we charge individual funded accounts a fixed commission rate based on the trading volume, a platform service fee per transaction and an annualized custodian fee. Revenue is generated through both fee income from agency services and bid-ask spreads from principal-based transactions.

●	Cash Sweep. We started to offer cash sweep services to Moomoo Financial Inc. clients in November 2021 per their consent. Cash sweep services automatically deposit a client’s idle U.S. dollar cash into interest-earning bank accounts maintained by us every working day. This service allows clients to earn interest income on their idle cash, while such cash remains available for trading as the cash deposited in the bank (“swept cash”) can be redeemed upon trading. When clients’ idle cash (including swept cash) is greater in amount than the swept cash, the difference will be transferred from the securities account to the bank, and when the idle cash is smaller in amount than the swept cash, the difference will be automatically withdrawn from the bank to the securities account. In terms of fund flow, we open corporate accounts with banks to deposit clients’ idle cash at floating or fixed interest rates. We provide our cash sweep clients with interest income at certain interest rates, and the difference between interest income earned on our corporate accounts opened with banks and the clients’ interest income we pay to them at pre-agreed interest rates after deducting service fees becomes our income.
●	Robo Advisor. We launched ETF-based robo-advisory service in Hong Kong and Singapore which provides investment solutions tailored to clients’ risk profiles and preferences, extending our capabilities from fund selection to ETF investing for optimized asset allocation. The service analyzes individual client profiles to recommend optimized portfolio strategies with automated rebalancing. In addition to trading commissions, we charge clients advisory fees for subscribing to the service.

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

As of December 31, 2023, 2024 and 2025, 416,229, 684,103 and 975,637 clients held our wealth management products, respectively, with client asset balance totaling HK$57.6 billion, HK$110.9 billion and HK$179.6 billion (US$23.1 billion) respectively as of the same dates. As of December 31, 2025, we established partnerships with 115 reputable asset management companies.

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

As of December 31, 2025, over 2,000 enterprises, including public and private companies, fund houses, exchanges, KOLs, and media and research institutions, held accounts in our user community. During 2025, on average, we had an aggregate of approximately 308,000 UGCs (user-generated content) generated on NiuNiu/Moo Community each trading day, which included a multitude of posts, comments and other interactive reactions to social media content. We continuously find ways to enhance the quality of content within our ecosystem.

Institutional and Corporate Services

We provide value-added corporate services which primarily include IPO distribution, investor relations and marketing and ESOP solution services. As of December 31, 2025, we had 600 IPO distribution and investor relations clients as well as 830 ESOP solutions clients.

We provide institutional clients with market data, trading, reporting, and other financial value-added services needed for trading and portfolio management. We also provide trust services to corporate clients.

IPO Distribution

We have acted as the underwriter on 134 IPOs during 2023, 2024 and 2025, including a number of landmark Hong Kong IPOs, such as those of Hesai Group, Pony AI and WeRide.

Set out below is a breakdown of our IPO distribution activity as an underwriter during the period presented:

	For the year ended December 31,
	2023	2024	2025
Number of IPO transactions	37	40	57

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

As of December 31, 2025, we had 830 ESOP solutions clients.

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

Banking Services

We initially invested in Airstar Bank in 2024 and increased our investmet in September 2025 to become its controlling shareholder. This move advances our strategy to build a comprehensive one-stop financial services platform in Hong Kong. Airstar Bank complements our existing business by expanding our service offerings into digital banking.

Following the acquisition, we have focused on enhancing both customer-facing capabilities and internal infrastructure. We streamlined the account opening process and enriched the product suite by launching mutual funds and insurance products within the banking app, providing clients with diversified asset allocation options. To improve accessibility, we introduced a desktop version alongside the mobile app, delivering a seamless cross-platform user experience. On the technology front, we strengthened compliance and risk management capabilities by developing proprietary systems, including an anti-money laundering platform and AI-powered fraud detection infrastructure that leverages customer profiling and behavioral analytics for more precise and proactive risk identification.

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

For assessing investor suitability and risk profile, we conduct a client risk profile assessment via a risk profile questionnaire during the account opening process. A suitability assessment is performed upon order placement. Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is mainly determined based on the value of the securities in his or her brokerage account. When the cash in a client’s account is insufficient to purchase desired securities, purchasing power based on the valuation of the client’s portfolio may be utilized. Before proceeding with a trade, the client must acknowledge and agree that he or she has read the product documentation, including the risk disclosures, for the product to be purchased.

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

Wealth Management Product Distribution Risk Management

We perform due diligence on all investment products and assign risk ratings for each product we offer. For clients on Futubull, we also perform client suitability assessment where each client is required to fill in a risk profile questionnaire to determine his or her risk profile. A client can only purchase wealth management products with risk ratings that match his or her risk profile. Only professional investors can access unauthorized funds through our platform. We are not subject to any liability towards our clients with funded account in the event of default or misrepresentation of any of these wealth management products offered by external parties.

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

For bond trading, we execute client orders through a hybrid model. Depending on the order characteristics, we either submit orders through third-party financial institution partners via real-time APIs, or execute through our own bond trading desk. For each buy order, we first freeze the client’s cash based on the expected order amount before submitting the order. Upon trade completion, we update the client’s account and deduct the order amount accordingly. This process ensures that clients have sufficient cash or credit lines to close the trade.

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

Our clients are defined as users with brokerage accounts with us, and funded accounts are defined as brokerage accounts with us that have a positive account balance. As of December 31, 2025, the average age of our clients with funded accounts was 39, which is also representative of the demographics of our user base. As of December 31, 2025, each client with funded account had on average around HK$370,000 of assets in their brokerage accounts with us. During 2023, 2024 and 2025, we retained on average above 98% of our clients with funded accounts on a quarterly basis.

The table below sets forth the growth of our platform in terms of users, clients and client assets for the periods presented:

	As of/For the month ended(3)
	December 31,
	2023	2024	2025
Users(1)	21,643,536	25,146,741	29,180,404
MAUs(1)	1,963,842	2,942,832	3,655,888
Average DAUs(1)	915,623	1,452,981	1,965,590
Brokerage accounts(2)	3,561,966	4,583,453	5,948,093
Funded accounts(2)	1,710,106	2,411,324	3,365,414
Total client asset balance(2) (HK$billion)	485.6	743.3	1,233.0
Average funded account asset balance(2) (HK$)	283,934	308,237	366,368

Notes:

(1)	Figures are inclusive of those under Futubull and Moomoo. Figures of MAUs and average DAUs are calculated for the month of December in relevant period.
(2)

Figures are inclusive of those under Futu Securities, Moomoo Financial Inc., Moomoo Financial Singapore, Moomoo Securities Australia, Moomoo Securities Japan, Moomoo Securities Malaysia and Moomoo Financial Canada, as applicable.

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

Online and offline marketing and promotional activities

We cooperate with external marketing channels for user and client acquisition. For example, we purchase keyword search services on search engines for marketing purposes, post promotional videos on popular video sharing sites, host online seminars and lectures, and periodically send e-mails and messages to our users about our latest services and events. In addition, we also conduct offline advertising via outdoor bulletin boards, magazines, campus promotions and television commercials, which plays an important role in generating brand exposure. We also operate physical stores to enhance our brand presence and provide offline client services.

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

Our continued efforts in marketing fueled our funded accounts and revenue growth across markets, and have become increasingly indispensable during our international expansion. We grew our marketing team from 340 in 2023 to 376 in 2024, and further to 483 in 2025. In 2023, 2024 and 2025, we recorded selling and marketing expenses of HK$710.3 million, HK$1,409.3 million and HK$1,980.5 million (US$254.5 million), respectively.

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

Our core research and development team consists of experienced engineers and technology experts with extensive experience in structure design supporting massive transactions, and the majority of them have professional working experience with leading internet and technology platforms in China. Further, we are progressively building product and IT teams across diverse regional markets. Most of our research and development personnel are based in Shenzhen, China. See “—Data Security Infrastructure” below for further information.

Data Security Infrastructure

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

Aside from maintaining regular self-inspection to ensure compliance, we have also engaged external law firms and professional cybersecurity teams to conduct regular cybersecurity studies, examinations and inspections so as to optimize our systems and boost our risk prevention capabilities. While we are subject to similar data and privacy protection requirements in other markets in which we operate, we have been closely monitoring the latest regulatory developments and optimizing our compliance practices. We continuously and actively communicate with regulators and hone our capabilities of safeguarding personal information. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”

Intellectual Property

Intellectual property is fundamental to our success and competitiveness. We currently hold a collection of intellectual property rights relating to certain aspects of our business operation. As of December 31, 2025, we owned 153 registered copyrights in China. We also maintained trademark registrations worldwide, including 639 in Mainland China, 187 in Hong Kong, 93 in the United States, 136 in Singapore, 102 in Japan, 92 in Australia and 878 in other countries and regions. As of December 31, 2025, we had patents granted worldwide, including 369 patents granted in Mainland China, 18 in Hong Kong, 27 in the United States, 18 in Japan, 27 in Australia, and 30 in other countries and regions. As of December 31, 2025, we had registered over 497 domain names.

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

Competition

The market for online securities brokerage services is emerging and rapidly evolving. We position ourselves as an online retail securities broker based in Hong Kong with an expanded international footprint in Singapore, the United States, Australia, Japan, Canada, Malaysia and New Zealand, as well as strong background and abundant resources in the PRC. We currently compete with two types of competitors in these markets, including (i) pure-play online securities brokerage companies; (ii) traditional securities brokerage companies, featuring a combination of online and offline channels, and securities brokerage business units within commercial banks.

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

Corporate Responsibility and Business Ethics

We do not operate any production facilities and therefore are not subject to significant health, work safety, social or environmental risks. Nevertheless, we remain committed to providing employees with a safe and healthy work environment. Throughout our operating history, we have not experienced any significant workplace accidents, nor have we been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.

We have adopted internal policies on (i) our governance regarding ESG risks, (ii) our ESG strategies and (iii) identification of the relevant metrics and targets in the long run. Such internal policies include our Code of Business Conduct and Ethics, Anti-Corruption Compliance Policy and Employee Code of Conduct. Our board of directors oversees and key ESG risks, while our management and relevant departments are responsible for implementing our ESG strategies. We closely monitor evolving social trends and political policies relating to ESG that may impact our business model and adjust our approach accordingly within our established ESG overnance framework. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.”

As of the date of this annual report, our business, financial conditions and results of operations have not been materially adversely impacted by ESG risks including those relating to health, work safety, environmental, social or climate-related issues. We do not operate any production facility and the potential impact of environment related regulatory development on our business operations and financial conditions is limited. As an online financial services platform, we do not currently foresee any material risks in this regard. Nevertheless, we recognize the evolving nature of ESG considerations and remain proactive in identifying and mitigating potential mid- to long-term risks. Our environmental protection initiatives are detailed below.

Environmental Protection

As a technology-driven financial services platform, we are committed to minimizing our environmental footprint through sustainable business practices and proactive climate risk management. To reduce our carbon emissions, we have implemented various initiatives detailed in our employee handbook, including promoting energy-saving measures, encouraging virtual meetings, reducing paper consumption and unnecessary business travel. We also partner with ride-hailing services to provide employees with electric vehicle rides and thus reduce carbon emissions. In addition, we actively comply with government requirements on waste sorting, recycling and waste reduction to further minimize environmental impact.

We proactively monitor risks posed by climate changes, assess their potential impact on our business operations, and take appropriate actions to mitigate such risks. The primary risks posed by climate changes to our business include physical risks and transition risks. The physical risks mainly result from extreme climate hazards and long-term chronic risks. In addition, sea level rise and other risks may result in depreciation and loss of physical assets. We have formulated emergency measures for extreme climate hazards to minimize the risk of interruption to our operations and loss of assets. In addition, as part of our carbon neutrality initiatives, we have taken steps to deal with transition risks arising from accelerated transformation to low-carbon economy globally.

Building on our climate risk framework, we have been a pioneer in the industry to embrace paperless trading environment and substantially decrease the consumption of resources including water, electricity and paper in our daily operations. Clients can access their monthly or daily statements through our Futubull and Moomoo platforms. We also send electronic statements via emails for easy reference. This approach eliminates paper applications, orders and statements that traditional financial service providers still rely on to this day.

From a technology infrastructure perspective, we are expanding our operations through public cloud services to reduce reliance on physical data centers. This approach substantially lowers procurement and operational costs while decreasing energy consumption through advanced cloud technologies. Since 2022, we have been upgrading our infrastructure to Go language and cloud-native architecture, which will reduce server costs and enhance resource efficiency upon completion.

At the operational level, we renovate our offices using eco-friendly materials and implement comprehensive energy management practices. For example, our office superintendents conduct regulat building inspections to ensure lights are turned off in unoccupied rooms and remind employees to shut down computers before leaving the office. We have also established air conditioning policies tailored to seasonal conditions, weather patterns and occupancy levels to optimize energy consumption. Environmental protection notices are displayed throughout our offices to reinforce employee awareness of energy conservation practices.

We are continuously evaluating opportunities to further reduce our carbon footprint and plan to establish measurable environmental targets in the coming years.

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

We actively contribute to the charitable causes in the community. Over the years, we have participated in the “Trailwalker” fundraising event organized by Oxfam, the contributions of which are used to alleviate global poverty and provide disaster relief. We encourage our employees to participate in this hiking event while also raising awareness on inequality and fostering a mindset of social responsibility. In 2025, we sponsored the “Trailwalker” event held in Hong Kong with donation contribution, reflecting our commitment to supporting charitable initiatives. Our founder, chairman of the board of directors and chief executive officer, Mr. Leaf Hua Li, together with our employees, participated the “Trailwalker” event, demonstrating our commitment to enhancing organizational cohesion and resilience.

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

We continue to strengthen our commitment to Hong Kong’s sustainable development through strategic community partnerships. In December 2025, we integrated our Futubull AI with HKChat, Hong Kong’s locally-developed AI-powered public service application, providing leading financial intelligence and advancing financial literacy across the community.

In March 2026, we announced a HK$30 million donation to the Hong Kong University of Science and Technology, comprising HK$20 million for research innovation in AI, fintech and biotechnology, and HK$10 million for the “Futu Scholarship” program – a 10-year initiative supporting 500 students in computer science, AI, fintech and economics. This investment strengthens industry-academia collaboration while nurturing the next generation of fintech leaders and driving innovation within Hong Kong’s technology ecosystem.

Employee development

As a “people’s first” company, our employees are an integral part of our business, and we seek to identify and develop talents through the following methods:

●	Comprehensive training. We provide our employees with a variety of training and support their personal development. In 2025, we scheduled training sessions over many different topics, allowing our employees to broaden their knowledge in different areas. As of the date of this annual report, We have organized a total of 67 training sessions, with over 6,900 participant attendances and a cumulative total of more than 150 training hours.
●	Leadership courses. We also provide our employees with leadership training based on their different career development stages, ranging from reserve deputy team leader to director level and above training. We also provide a series of management and leadership courses every quarter for management at all levels. In 2025, our employees collectively spent more than 130 hours on online and offline management training, the accumulated attendance of which reached over 3,400.
●	New employee training for social recruitment. To enable newly hired employees from social recruitment to integrate into their positions more quickly, adapt to company culture, and understand company business, we provided a total of seven sessions of new employee training for social recruitment throughout 2025. The content included company development and business introduction, efficient work and information security training, helping them quickly integrate into the work environment.
●	Personal qualifications. We also encourage and sponsor our employees to further their education and obtain additional qualifications, including professional and recognized qualifications within the financial industry.

Health, safety and wellbeing

It is our priority to protect the physical and mental health, safety and wellbeing of our employees, and we have implemented various internal policies and measures accordingly, including:

●	Healthy work-life balance. Together with our comprehensive benefits package, we encourage our employees to pursue a healthy work-life balance. We provide fitness facilities and regularly organize social and team-bonding activities to ensure a positive and cohesive work environment for all. We also provide maternity leave for employees during the breastfeeding period, and set up a dedicated nursing room in the office.
●	Anti-discrimination. We have strict policies on equal employment opportunities, prohibiting any form of discrimination based on race, color, belief, religion, gender, sexual orientation, among others.
●	Anti-sexual harassment. We have established a comprehensive Anti-Sexual Harassment Policy with zero tolerance for any form of sexual harassment in the workplace. The policy defines prohibited behaviors, applies to all employees, interns, and contract workers, and covers all work-related settings. We have established confidential reporting channels and conduct thorough investigations led by our Human Resources and Administrative Center. Disciplinary actions for confirmed violations range from warnings to termination and legal referral, with strict confidentiality protection for complainants to prevent retaliation.

Data Privacy and Security

As a licensed securities broker handling sensitive client information and transaction data daily, we view data protection is both a regulatory mandate and a fundamental client commitment. We have achieved ISO 27001 certification, demonstrating our commitment to international information security standards.

Client Data Rights and Protection. We collect only personal information necessary to deliver our services, including account registration, transaction records, and service communications. Clients maintain full control over their data with rights to access, correct, delete, transfer, or restrict use at any time through platform settings or customer service. Information is retained only during active account periods or as required by applicable regulations, with retention determined case-by-case based on nature of the data and compliance obligations. We share client information only with explicit consent or as operationally necessary. This includes essential service providers such as cloud infrastructure operators, payment processors, clearing agents, and identity verification services, as well as affiliated entities delivering our services and legal authorities under lawful orders. We do not sell client data for marketing purposes. We request all third-party providers to meet contractual data protection standards equivalent to our internal controls.

Security Infrastructure and Controls. Our security infrastructure employs multiple layers of protection. Data is encrypted end-to-end both in transit and at rest. We maintain role-based access controls with multi-factor authentication for sensitive systems, supported by 24/7 security monitoring with automated threat detection. Our security posture is validated through quarterly penetration testing and annual third-party security assessments. All employees complete mandatory data privacy and security training, ensuring proper handling of sensitive information across the organization.

Supplier Data Security Standards. We extend our data protection requirements across the supply chain through rigorous vendor management. All data-handling vendors undergo pre-engagement cybersecurity audits to ensure compliance with our standards. Contractual obligations require suppliers to maintain data protection controls matching our internal requirements. We conduct continuous monitoring of supplier security practices and incident response capabilities. Through systematic contract management, security personnel oversight, and regular review mechanisms, we maintain supplier compliance and minimize third-party risks to business continuity and data security.

Business Ethics and Compliance

At Futu, integrity and compliance form the bedrock of our operations. As a licensed securities broker operating across multiple jurisdictions, we are committed to upholding high standards of business ethics and regulatory compliance.

In 2025, we continued to strengthen our compliance program through:

●	98% mandatory compliance training completion for new hires;
●	Comprehensive monitoring programs for AML, KYC, data protection, and anti-bribery compliance;
●	Structured risk assessment and remediation processes across operations; and
●	Active whistleblower program with established investigation procedures and retaliation protection policies

Our governance framework operates through three coordinated layers. Our board of directors and the audit committee provide strategic oversight, approve policies, and review major cases. The Internal Audit Department builds anti-fraud mechanisms, conducts investigations, and reports to the audit committee. Business departments perform regular risk assessments and integrate controls into daily operations.

Anti-Fraud and Anti-Corruption

Our comprehensive Anti-Fraud Policy prohibits fraudulent and corrupt behaviors across multiple categories, including bribery, conflicts of interest, asset misappropriation, financial fraud, and any violations that harm stakeholder interests.

We conduct regular fraud risk assessments at corporate, department, and account levels, evaluating both likelihood and impact. Control measures include approval authorization systems, segregation of duties, regular performance reviews, and enhanced controls for high-risk areas. The Internal Audit Department evaluates all reported cases, with senior manager cases requiring board and audit committee co-investigation to ensure objectivity.

We maintain a “Red Lines” policy defining severe prohibited behaviors subject to immediate termination without compensation. Violations include fraud, bribery, conflicts of interest, confidentiality breaches, and workplace misconduct. Employees who knowingly fail to report others’ violations face the same consequences. Any violations meeting criminal standards are referred to judicial authorities, and managers are held accountable when their direct reports commit violations.

Disciplinary responses are scaled through our “Color Card” system, categorizing violations by severity with corresponding measures ranging from warnings to termination and legal referral. Investigation procedures are conducted by Internal Audit Department with Accountability Committee’s oversight, ensuring proportionate and timely responses. Upon resolution of fraud cases, we prepare written assessments of control improvements and implement necessary enhancements.

In response to evolving regulatory expectations for digital brokers, we have implemented enhanced policies prohibiting the sale of client trading data and misleading communications encouraging excessive trading. These standards are enforced through systematic trade surveillance, communications monitoring, and employee certifications, maintaining full compliance with zero violations identified.

Third-Party and Supply Chain Ethics

Our commitment to integrity extends throughout our supply chain and business partner ecosystem. Our suppliers and other business partners are generally required to enter into an anti-bribery agreement with us prior to working with us. We are committed to building a secure and compliant supplier ecosystem, enhancing data protection and privacy management for suppliers and business partners.

We conduct risk-based due diligence and periodic compliance reviews of third-party relationships, with enhanced scrutiny for high-risk areas including client fund handling, cross-border transactions, and payment intermediaries. In cybersecurity and data-related procurement, we audit suppliers’ data security practices based on a comprehensive compliance assessment system and require them to meet our data protection standards. For supplier data security and cybersecurity requirements, see “Data Privacy and Security” above for more information.

Whistleblower Protection

Futu is committed to fostering a culture where employees, customers, suppliers, and stakeholders can report concerns without fear of retaliation. We have established multiple reporting channels accessible globally, including a dedicated hotline, email, internal portal, and direct contact to the Internal Audit Department. Anonymous reporting is available, with procedures accessible through our corporate website in English and local languages.

Our whistleblowing mechanism covers fraud, corruption, bribery, AML violations, data privacy breaches, conflicts of interest, asset misappropriation, harassment, discrimination, and any violations of laws or our Code of Conduct.

All reports are handled confidentially in accordance with applicable laws. Personnel handling reports sign confidentiality agreements, with access to reporter information strictly limited on a need-to-know basis. We maintain zero tolerance for retaliation, with any employee who retaliates or improperly discloses information facing dismissal.

The Internal Audit Department reviews all reports, prioritizing issues involving potential legal violations or significant business risk. Investigation findings and recommended actions are reported to the audit committee, with appropriate disciplinary or remedial actions taken promptly where violations are confirmed.

Our whistleblowing policy is communicated to all employees during onboarding and through periodic training, with information accessible through our internal resources and employee handbook. External parties can access reporting guidelines through our corporate website and supplier/partner agreements.

In 2025, all reports received were promptly investigated in accordance with our established procedures, with appropriate actions taken where issues were substantiated.

Ethics Training and Culture

We provide comprehensive compliance training to ensure employees understand obligations under our Anti-Fraud Policy, Code of Conduct for employees, and applicable laws. All newly hired employees complete mandatory training covering 10+ core courses, including legal compliance, anti-fraud, conflicts of interest, ethical standards, internal controls, and information security.

In 2025, 98% of newly hired employees completed onboarding training and passed evaluations. Training completion is tracked through our learning management system to ensure accountability.

Beyond initial onboarding, we implement role-specific and region-specific programs addressing compliance risks relevant to different employee groups and management levels. Our curriculum is regularly updated to reflect evolving regulatory requirements and emerging industry risks.

We conduct an annual anonymous Integrity Survey to gauge employee awareness of anti-fraud policies, satisfaction with ethical climate, and confidence in whistleblower protections. The 2025 survey assessed understanding of prohibited behaviors, available reporting channels, and perceptions of areas needing improvement. All feedback is kept strictly confidential to encourage candid responses, and results inform continuous enhancements to our compliance programs.

Ongoing Regulatory Actions

We are subject to various regulatory requirements, including those specified in laws, regulations and guidelines issued by the competent regulatory authorities in jurisdictions where we operate. For example, we were subject to inquiries made by the CSRC in 2022.

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we don’t have sufficient information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC. Furthermore, should any such action be taken, we cannot foresee its nature, scope, or timing. If the CSRC, independently or jointly with other authorities, pursues further regulatory actions, it could also lead to additional investigations or enforcement measures, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China. They may, individually or taken as a whole, have a material and adverse impact on our operations and financial results.

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

In addition, we acquired public liability insurance that covers our Singapore offices. We provide health insurance, medical insurance and work-injury compensation insurance for our Singapore-based and U.S.-based employees, respectively. Our Japanese subsidiary provides social security insurance for our Japan-based employees. Our Australian subsidiary provides professional indemnity, WorkCover, medical, and public liability insurance for all Australia-based employees. Our newly established New Zealand subsidiary also provides professional indemnity and workers’ compensation insurance for New Zealand based employees. In Mainland China, in addition to full-time employees, we also provide accidental insurance coverage for interns. Further, for employees traveling abroad on business, we purchase international travel insurance.

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

Regulation

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

As we provide online brokerage services and virtual asset trading platform primarily from our subsidiaries in Hong Kong, our business operations are subject to the laws of Hong Kong. The key laws and regulations which relate to our business and operations in Hong Kong are summarized as follows:

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

The AMLO sets out statutory obligations of Hong Kong companies to prevent money laundering and terrorist financing. Under the AMLO, virtual asset trading platform operators must implement robust anti-money laundering (AML) and counter-terrorist financing (CTF) controls, and ensure ongoing compliance with statutory and regulatory standards. In particular, Part 5B of the AMLO deals with licensing and registration matters for operators of virtual asset trading platforms (VATPs) in Hong Kong. The SFO and regulations relating to VATP in the AMLO are administered by the HK SFC which is an independent statutory body in Hong Kong set up to regulate the securities and futures markets and the non-bank leveraged foreign exchange market in Hong Kong.

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

Part 5B of the AMLO sets out a licensing regime under which a person must obtain a license to provide virtual asset services (operating a virtual asset exchange).

As of the date of this annual report, Futu Securities and Panthertrade were licensed under the SFO and the AMLO (with respect to Panthertrade) to conduct the following regulated activities:

Regulated Activities by Type of License
Futu Securities	Type 1(1), Type 2, Type 3(2), Type 4, Type 5, Type 7(3) and Type 9(4)
Panthertrade(5)	Type 1, Type 7 Operating a Virtual Asset Trading Platform under the AMLO

Notes:

(1)	The following condition is currently imposed on Futu Securities in relation to Type 1 regulated activity:
(i)	in relation to virtual asset dealing services, the licensee or registered institution shall: only provide such services through operating an omnibus account established and maintained with an SFC-licensed platform. The term “SFC-licensed platform” refers to a virtual asset trading platform operator which is licensed by the SFC pursuant to section 116 of the Securities and Futures Ordinance and/or section 53ZRK of the AMLO. The term “virtual asset” is defined in section 53ZRA of the AMLO.

(ii)	in relation to virtual asset dealing services, the licensee or registered institution shall: only provide such services to persons which are, and remain at all times, its clients in respect of its business in Type 1 regulated activity (dealing in securities). The term “dealing in securities” is specified in Part 2 of Schedule 5 to the Securities and Futures Ordinance. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.
(iii)	in relation to virtual asset dealing services, the licensee or registered institution shall: comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset dealing services under an omnibus account arrangement” (as amended from time to time). The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.
(iv)	The licensee shall comply with all requirements applicable to it as a custodian in respect of an open-ended fund company, including the requirements set out in the Code on Open-ended Fund Companies and related guidance issued and revised by the Commission from time to time.
(2)	The following condition is currently imposed on Futu Securities in relation to Type 3 regulated activity:
(i)	the licensee shall not provide discretionary account services to clients.
(3)	The following conditions are currently imposed on Futu Securities in relation to Type 7 regulated activity:
(i)	the licensee or any company within the same group of companies as the licensee shall not engage in any principal trading activities in the platform.
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

(4)The following conditions are currently imposed on Futu Securities in relation to Type 9 regulated activity:

(i)	the licensee shall not provide a service of managing a portfolio of futures contracts for another person; and

(ii)	the licensee shall only provide services to “professional investors” as defined under the SFO and its subsidiary legislation.
(5)	The following conditions are currently imposed on Panthertrade in relation to Type 1 and Type 7 regulated activity and as a virtual asset trading platform operator:
(i)

the licensee shall obtain the HK SFC’s prior written approval for any plan or proposal to introduce or offer a new or incidental service, or activity, or to make a material change to an existing service or activity (including long suspension or termination of an existing service or activity);

(ii)

the licensee shall immediately notify the HK SFC if it becomes aware of its inability to maintain, or to ascertain whether it maintains, liquid capital not less than its required liquid capital or minimum paid-up share capital and immediately cease carrying on VA service business. The “liquid capital”, “required liquid capital” and “minimum paid-up share capital” shall be calculated according to the Guidelines for Virtual Asset Trading Platform Operators issued by the HK SFC;

(iii)

the licensee shall (1) provide monthly reports to the HK SFC on its business activities in a format as prescribed by the HK SFC and submit the report to the HK SFC within two weeks after the end of each calendar month and additionally upon the HK SFC’s request; and (2) provide any other information as the HK SFC thinks fit from time to time;

(iv)

the licensee shall only operate a centralised online virtual asset trading platform for trading of virtual assets on its platform and carry on (1) off-platform virtual asset trading business and incidental services provided by it to its clients; and (2) activities conducted in relation to such off-platform business. The term “virtual asset” is as defined in the Guidelines for Virtual Asset Trading Platform Operators issued by the HK SFC;

(v)

the licensee shall engage an independent professional firm acceptable to the HK SFC to conduct an annual review of its activities and operations and prepare a report confirming that it has complied with the licensing conditions and all relevant legal and regulatory requirements. The first report shall be submitted to the HK SFC within 18 months from the date of the Second-phase Assessment report. Subsequent reports shall be submitted to the HK SFC within four months after the end of each financial year and additionally upon the HK SFC’s request;

(vi)

the licensee shall comply with applicable laws and regulations in all jurisdictions in which it provides services. It should establish and implement measures which include ensuring its marketing activities are only conducted in permitted jurisdictions, and preventing persons from jurisdictions which have banned trading in virtual assets from accessing its services (including Mainland residents). The licensee shall take all necessary measures to procure its controlling entities, related corporations and ultimate owner(s) comply with applicable laws and regulations in all jurisdictions in which such corporation provides services, including preventing Mainland residents from accessing any virtual asset-related service provided by them. The term “controlling entity” is defined in Part 1 of Schedule 1 to the Securities and Futures Ordinance. The term “related corporation” is defined in section 53ZRC of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance; and

(vii)

the licensee shall at all times be in compliance with the requirements of the Guidelines for Virtual Asset Trading Platform Operators (“Guidelines”) issued by the HK SFC, save that the requirement that a virtual asset to be issued for at least 12 months (“12-month track record”) under 7.6(c) of the Guidelines shall not apply to: (1) virtual assets admissible for trading by professional investors and (2) specified stablecoins issued by HKMA-licensed stablecoin issuers. The licensee shall disclose on its website and mobile application (where applicable) which virtual assets admitted for trading by the licensee for professional investors do not have a 12-month track record and enhance the risk disclosures of such virtual assets. The term “virtual asset” is as defined in the Guidelines. “Professional investor” has the meaning as defined in section 1 of Part 1 of Schedule 1 to the Securities and Futures Ordinance.” “Specified stablecoins” has the meaning as defined in section 4 of the Stablecoins Ordinance and the term “HKMA-licensed stablecoin issuers” means a stablecoin issuer which is licensed by the HKMA pursuant to section 15 of the Stablecoins Ordinance.

In addition to the above licenses granted to Futu Securities and Panthertrade by the HK SFC, Futu Lending Limited also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business. Furthermore, Futu Securities has been registered as a Mandatory Provident Fund Intermediary with the Mandatory Provident Fund Schemes Authority in Hong Kong since August 2020.

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

Licensing Requirements of VATP operators under the AMLO

Under the AMLO, any person carrying on a business of providing a virtual asset service in Hong Kong, or actively marketing to the Hong Kong public any such service (whether in Hong Kong or from elsewhere), must obtain an AMLO license from the HK SFC, unless an exemption under the AMLO applies. This requirement specifically applies to corporations carrying on such businesses and to all individuals performing regulated functions for or on behalf of those corporations.

It is an offense to carry on a regulated virtual asset service or to actively market such services to the Hong Kong investing public without the required license(s). A VATP operator will be required to obtain dual licensing, that is, a SFO license and/or an AMLO license, if it engages in the relevant activities as follows: (a) operating centralized platforms providing trading services in security tokens using an automated trading engine which matches client orders and also providing custody services as an ancillary service to their trading services, where the VATP operator will be conducting Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities under the SFO; and (b) operating centralized platforms providing trading services in non-security tokens using an automated trading engine which matches client orders and also providing custody services as an ancillary service to their trading services, where the VATP operator will need to hold the license for Operating a Virtual Asset Trading Platform under the AMLO. VATPs must demonstrate compliance with the relevant legal frameworks above.

Given that the terms and features of a virtual asset may evolve over time, a virtual asset’s classification may change from a non-security token to a security token (or vice versa). To avoid contravention of the licensing regimes and to ensure business continuity, the HK SFC has suggested that VATPs apply for licenses under both the SFO and AMLO regimes.

Responsible Officers

The same requirements under the SFO licensing regime apply. See “— Overview of Licensing Requirements under the SFO — Responsible Officers.”

Managers-in-Charge of Core Functions, or MICs

The same requirements under the SFO licensing regime apply. See “— Overview of Licensing Requirements under the SFO — Managers-in-Charge of Core Functions, or MICs.”

Licensed Representatives

The same requirements under the SFO licensing regime apply. See “— Overview of Licensing Requirements under the SFO — Licensed Representatives.”

Fit and Proper Requirement

Persons who apply for licenses to carry on a virtual asset service under the AMLO must satisfy and continue to satisfy that they are fit and proper persons to be so licensed under sections 53ZRJ and 53ZRK of the AMLO.

The same considerations illustrated in SFO licensing apply. See “— Overview of Licensing Requirements under the SFO — Fit and Proper Requirement.”

Financial Resources Requirement

A VATP operator licensed in Hong Kong must meet strict financial resources requirements at all times. The VATP operator is required to maintain a minimum paid-up share capital of not less than HK$5,000,000 and liquid capital that is the greater of HK$3,000,000 or the “basic amount” stipulated under section 2 of the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong).

In addition, the VATP operator must keep in Hong Kong, at all times, sufficiently liquid assets, such as cash, deposits, treasury bills, and certificates of deposit, but excluding virtual assets, equivalent to at least 12 months of actual operating expenses, calculated on a rolling basis.

Custody and Client Asset

Custody of client assets is a central obligation for Hong Kong-licensed VATP operators, requiring that all client money and client virtual assets are held on trust exclusively through an “Associated Entity” that conducts no business other than receiving or holding client assets on behalf of the platform. This entity must be incorporated in Hong Kong, licensed as a trust or company service provider under the AMLO, and be a wholly owned subsidiary of the platform operator. Strict safeguards are mandated, including segregation of client assets from company assets, robust reconciliation and audit processes, comprehensive internal controls over access to client wallets, with at least 98% of client virtual assets stored in cold wallets (except under limited circumstances permitted by the HK SFC on a case-by-case basis), and strong governance of private key management and withdrawal procedures to prevent fraud, theft, or unauthorized access.

VATP operators must facilitate only client-initiated deposits and withdrawals between whitelisted addresses, maintain detailed records for at least seven years, and implement regular internal audits and insurance or compensation arrangements covering at least 50% of cold storage and all hot wallet client virtual assets. Full and transparent disclosure of custody arrangements and associated risks to clients, such as potential limitations in legal protection and recourse, risks from technological failures, or cyberattacks, is also required.

Continuing Obligations of Licensed Corporations and HK SFC Licensed VATPs

Licensed corporations, Licensed Representatives and Responsible Officers must remain fit and proper at all times. They are required to comply with all applicable provisions of the SFO and the AMLO and its subsidiary rules and regulations, as well as the codes and guidelines issued by the HK SFC.

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

●	maintenance of minimum paid-up share capital and liquid capital, and submission of financial resources returns to the HK SFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (“FRR”);
●	maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);
●	maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);
●	issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);
●	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);
●	maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);
●	payment of annual fees and submission of annual returns to the HK SFC within one month after each anniversary date of the license;
●	notification to the HK SFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);
●	notification to the HK SFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HK SFC;
●	compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HK SFC;
●	implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification and reporting of suspicious transactions and staff screening, education and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter- Financing of Terrorism (For Licensed Corporations and SFC-licensed Virtual Asset Service Providers) issued by the HK SFC, or the AML/CTF Guideline;
●	compliance with the business conduct requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the Securities and Futures Commission, the Fund Manager Code of Conduct and the Fit and Proper Guidelines;
●	compliance with employee dealings requirements under the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts;
●	compliance with the Advertising Guidelines Applicable to Collective Investment Schemes Authorized under the Product Codes, the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the Securities and Futures Commission; and
●	compliance with the requirements in relation to provision of order execution, distribution or advisory services in respect of investment products via online platforms under the Guidelines on Online Distribution and Advisory Platforms issued by the Securities and Futures Commission.

Below are some of the key continuing obligations for our HK SFC Licensed VATP under the SFO and the AMLO:

●	maintenance of fit and proper status at all times by the VATP and licensed representatives, and compliance with all applicable provisions of the SFO, AMLO, and the codes and guidelines issued by the HK SFC;
●	appointment and maintenance of at least two responsible officers for the relevant activities, with at least one of whom shall be an executive director of VATP, and at least one responsible officer ordinarily should be residing in Hong Kong;

●	obligation to notify the HK SFC and request a revocation of license under the SFO and/or the AMLO upon intending to cease relevant activities, including (i) submission of notification of intended business cessation no later than seven business days before such cessation, (ii) submission of audited accounts within four months after the date of cessation of Relevant Activities; (iii) arrangement for the return of all client funds and/or assets as soon as practicable upon cessation of business;
●	notification to the HK SFC of specific changes in the information provided to the HK SFC, pursuant to notification requirements specified in the SFO, the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), and/or the AMLO;
●	notification to the HK SFC (i) by a director of him/her becoming or ceasing to be a director of the VATP, (ii) by an associated entity of the VATP of it becoming or ceasing to be an associated entity and its financial year-end, and (iii) by a substantial shareholder or ultimate owner of changes in his/her particulars, pursuant to the SFO, the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), and/or the AMLO;
●	adherence to all other notification requirements for change events as detailed in the relevant provisions of the SFO and AMLO;
●	submission of audited accounts and other required documents by the VATP and its associated entities within four months after (i) the end of each financial year, (ii) the VATP ceases relevant activities, or (iii) an associated entity ceases to be an associated entity, pursuant to the SFO and/or the AMLO;
●	submission of monthly financial resources returns to the HK SFC in accordance with the Guidelines for Virtual Asset Trading Platform Operators;
●	payment of annual fees;
●	submission of annual returns by the VATP and licensed individuals within one month after each license anniversary date, pursuant to the SFO and/or the AMLO; and
●	planning and implementing a continuous professional training (CPT) program for licensed representatives and performing due diligence to ensure their CPT compliance, and ensuring CPT content is relevant to the functions performed by the individual, with reference to the Guidelines for Virtual Asset Trading Platform Operators.

Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)

Subject to certain exemptions specified under the FRR, a licensed corporation is required to maintain minimum paid-up share capital in accordance with the FRR. The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to Futu Securities and Panthertrade:

		Minimum Amount of
	Regulated Activities	Paid-up Share Capital
Futu Securities	A corporation licensed for Type 1, Type 2,Type 3,Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	30,000,000
Panthertrade	A corporation licensed for Type 1 and Type 7 regulated activities Operating a Virtual Asset Trading Platform under the AMLO	HK$	5,000,000

In addition, the FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable to Futu Securities and Panthertrade are the higher of the amount of (a) and the amount in (b) or (c) (as applicable) below:

(a)	the amount of:

		Minimum Amount of
	Regulated Activities	Required Liquid Capital
Futu Securities	A corporation licensed for Type 1, Type 2, Type 3, Type 4, Type 5, Type 7 and Type 9 regulated activities	HK$	15,000,000
Panthertrade	A corporation licensed for Type 1 and Type 7 regulated activities Operating a Virtual Asset Trading Platform under the AMLO	HK$	3,000,000 and the amount in note (c) below

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

(c)subject to the “basic amount” as defined in section 2 of the FRR, which is 5% of the aggregate of (i) adjusted liabilities; (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding unlisted options contracts held on behalf of clients; and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding unlisted options contracts held on behalf of clients, to the extent that such contracts are not subject to payment of initial margin requirements.

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

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 - purpose and manner of collection of personal data;

●	Principle 2 - accuracy and duration of retention of personal data;
●	Principle 3 - use of personal data;
●	Principle 4 - security of personal data;
●	Principle 5 - information to be generally available; and
●	Principle 6 - access to personal data.

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

As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities business services for domestic, China-based investors. We have taken and may continue to take rectification measures on our business based on the requirements from the CSRC. In response to the CSRC rectification requirements, we have removed our Futubull app from app stores in Mainland China since May 19, 2023. However, there can be no assurance that our rectification measures would fully meet the requirements from the CSRC. As of the date of this annual report, we don’t have sufficient information to accurately predict if any disciplinary action or punishment will be taken against us and/or our officers by the CSRC. Furthermore, should any such action be taken, we cannot foresee its nature, scope, or timing. If the CSRC, independently or jointly with other authorities, pursues further regulatory actions, it could also lead to additional investigations or enforcement measures, including but not limited to fines, suspension of parts or all of our operations or activities in Mainland China. They may, individually or taken as a whole, have a material and adverse impact on our operations and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any license or permit for providing securities brokerage services in Mainland China. As announced by the CSRC on December 30, 2022, the CSRC has initiated inquiries on us regarding our cross-border operations in Mainland China, including the provision of cross-border securities services for domestic, China-based investors. We have taken and may continue to take rectification measures based on our communication with or the requirements from the CSRC. If the CSRC is not satisfied with our rectification measures or imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected.

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

On April 8, 2024, the Ministry of Industry and Information Technology promulgated the Notice on the Pilot Program for Expanding the Opening-up of Value-added Telecommunications Services to the Outside World, which became effective on the same date. Pursuant to this notice, a pilot program for further opening up value-added telecommunications services to foreign investment will be implemented in designated regions, including the Comprehensive Demonstration Zone for Expanding Opening-up in the Service Sector in Beijing, the Lingang New Area of the China (Shanghai) Pilot Free Trade Zone and the Leading Area for Socialist Modernization Construction, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen. In the regions approved for the pilot program, foreign ownership restrictions on certain value-added telecommunications services will be removed, including internet data center (IDC) services, content delivery network (CDN) services, internet service provider (ISP) services, online data processing and transaction processing services, information release platforms and delivery services included in information services (excluding internet news information, online publishing, online audio and video, and internet culture operations), as well as information protection and processing services.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017 and last amended on January 1, 2026. The Cybersecurity Law regulates all the construction, operation, maintenance, use of networks and the supervision and administration of network security within the PRC, and pursuant to which, network operators shall follow their cybersecurity obligations pursuant to the requirements of the classified protection system for cybersecurity. In addition, the Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, on September 22, 2020, the MPS issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. In addition, the latest amendments further strengthen cybersecurity protection obligations, expand regulatory coverage, and significantly increase penalties for non-compliance, including substantially higher fines as well as additional sanctions such as suspension of relevant businesses, removal of applications from platforms, and revocation of licenses.

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

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC, or the VAT Law, which became effective on January 1, 2026.

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

On April 25, 2024, the Anti-monopoly and Anti-unfair Competition Commission of the State Council issued the Anti-monopoly Compliance Guideline for Operators (2024 Revision), which requires, under the PRC Anti-monopoly Law, operators to establish Anti-monopoly compliance management systems to prevent Anti- monopoly compliance risks.

On January 28, 2026, State Administration for Market Regulation published Notice of the State Administration for Market Regulation on Issuing the Anti-Monopoly Compliance Guidelines for Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of Internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in Internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, using bundle services to sell services or products).

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

Regulations on Anti-unfair Competition Law

Competition among business operators is generally governed by the Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which was promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017, April 23, 2019 and June 27, 2025, respectively. According to the Anti-unfair Competition Law, when trading on the market, operators must abide by the principles of voluntariness, equality, fairness and honesty and observe laws and business ethics. Acts of operators constitute unfair competition where they contravene the provisions of the Anti-unfair Competition Law and disturb market competition with a result of damaging the lawful rights and interests of other operators or consumers. When the lawful rights and interests of an operator are damaged by the acts of unfair competition, it may institute proceedings in a People’s court. In comparison, where an operator commits unfair competition in contravention of the provisions of the Anti-unfair Competition Law and causes damage to another operator, it will be responsible for compensating for the damages.

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

Overview of the Laws and Regulations Relating to Our Business and Operations in the United States

As SEC-registered broker-dealers, Moomoo Financial Inc. and Futu Clearing Inc. are subject to various laws and regulations that are administered and enforced by both federal and state regulators, as well as self-regulatory organizations in the United States. Moomoo Crypto Inc., a money service business registered with the Financial Crimes Enforcement Network is authorized to offer cryptocurrency trading services in several states. This overview summarizes certain material aspects of those laws and regulations as they pertain to Moomoo Financial Inc., Futu Clearing Inc. and Moomoo Crypto Inc.

Licensing

Broker-Dealer Regulation

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

Regulation of Cryptocurrency Trading Services

Moomoo Crypto Inc. is a licensed as a money transmitter or otherwise authorized to provide its cryptocurrency trading services in the majority of states in the U.S. Moomoo Crypto is subject to regulation, primarily at the state level and is subject to various Federal and state consumer protection laws. Moomoo Crypto is subject to obligations and restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies concerning those aspects of our business considered money transmission. Evaluation of our compliance efforts, as well as the questions of whether and to what extent our products and services are considered money transmission, are matters of regulatory interpretation and could change over time. There are substantial costs and potential product and operational changes involved in maintaining and reviewing these licenses, certifications, and approvals, and we could be subject to fines, other enforcement actions, and litigation if we are found to violate any of these requirements.

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

In 2024, we introduced an AI summary feature that automatically extracts corporate announcement contents for U.S. and Hong Kong stocks on Moomoo, making it easier for investors to understand key information in the announcements more efficiently.

FINRA has cautioned market participants to consider, among other things, model risk management, data governance, customer privacy, and supervisory control systems when seeking to adopt AI-based applications. Other factors for potential consideration include cybersecurity, outsourcing/vendor management, books and records, and workforce structure. The deployment of AI-based applications will likely continue to draw regulatory scrutiny from the SEC, FINRA, and states.

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

Regulation S-P also requires broker-dealers to adopt policies and procedures redesigned to safeguard customer data and records from unauthorized access. Broker-dealers are required to implement appropriate cybersecurity measures that include administrative, technical and physical safeguards. The cybersecurity measures must be periodically tested for effectiveness. Regulatory authorities in the United States have recently increased their scrutiny of the programs implemented by broker-dealers to prevent cybersecurity breaches or unauthorized access to customer accounts. In May 2024, the SEC adopted amendments to Reg S-P that require broker-dealers to adopt robust cybersecurity protocols, expand the definition of customer information subject to privacy protections and specify customer notification requirements in the event of a security breach. The amended rules went into effect for large broker-dealers in December of 2025 and both Moomoo Financial Inc. and Futu Clearing Inc., as “large entities” under Regulation S-P, are subject to such enhanced data protection requirements.

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

Regulatory Oversight

Broker-dealers conducting business in the United States may be examined at any time by officials from the SEC, FINRA or any state in which the broker-dealer is licensed. Similarly, companies that provide cryptocurrency trading services in the U.S. may be examined at any time by state agencies. Following an examination, the regulatory authority will usually issue a written report discussing any identified deficiencies. The broker-dealer is provided an opportunity to respond to the report. While most deficiencies are resolved through mutually agreed corrective actions, more serious violations may be referred for administrative or civil proceedings. Such proceedings may result in the imposition of fines, cease and desist orders, disgorgement orders, the suspension of personnel or lines of business or the revocation of licenses to conduct business. While broker-dealers have the right to contest proceedings brought against them by regulatory authorities, as a practical matter most such proceedings are resolved through a negotiated settlement. The resolution is a public record. Under applicable law, regulation, and rule, a company and its principals may be held responsible for misconduct committed by persons under their supervision. It is fairly common in regulatory enforcement proceedings for a broker-dealer and its supervisory personnel to be sanctioned whenever there has been serious misconduct by any of the broker-dealer’s personnel.

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

“Fit and Proper” Requirement

Persons applying to the MAS for a CMSL under the SFA, as well as its directors, representatives, and shareholders, must satisfy, and continue to satisfy after the grant of the CMSL by the MAS, that they are fit and proper persons. Generally, a fit and proper person means one who is financially sound, competent, honest, and has not been in breach of relevant laws and regulations. MAS administers this regime through the MAS Guidelines on Fit and Proper Criteria (Guideline No: FSG-G01) (last revised on May 30, 2025) which all classes of regulated entities (including CMSL holders) are ordinarily expected to follow.

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

Licensing Regime under the Payment Services Act

The Payment Services Act 2019 of Singapore (2020 Revised Edition), or the PSA, is the principal legislation regulating the provision of payment services, including digital payment token services in Singapore.

Under Section 5(1) of the PSA, a person must not carry on a business of providing any type of payment service in Singapore unless the person holds a valid licence that entitles the person to provide that type of payment service, or the person is otherwise exempted. The types of payment services regulated under the PSA are set out under Part 1 of the First Schedule to the PSA, which includes:

(1)account issuance service;

(2)domestic money transfer service;

(3)cross-border money transfer service;

(4)merchant acquisition service;

(5)e-money issuance service;

(6)digital payment token service; and

(7)money-changing service.

It is an offense for a person to carry on a business of providing any payment service in Singapore without holding a valid licence that entitles the person to do so, unless an exemption applies. A person (who is not an individual) convicted of carrying on a business of providing a payment service without the requisite licence shall be liable to a fine of up to S$250,000.

As at the date of this annual report, Moomoo Financial Singapore holds a major payment institution (MPI) licence for digital payment token service (License No. PS20200617).

Under the PSA, a “digital payment token” means any digital representation of value (other than an excluded digital representation of value) that is (a) expressed as a unit, (b) is not denominated in any currency, and is not pegged by its issuer to any currency, (c) is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services for the discharge of a debt, and (d) can be transferred, stored or traded electronically.

A “digital payment token service” includes the following services:

(1)any service of dealing in digital payment tokens;

(2)any service of facilitating the exchange of digital payment tokens;

(3)any service of accepting (whether as principal or agent) digital payment tokens from one digital payment token account (whether in Singapore or elsewhere), for the purposes of transmitting, or arranging for the transmission of, the digital payment tokens to another digital payment token account (whether in Singapore or elsewhere);

(4)any service of arranging (whether as principal or agent) for the transmission of digital payment tokens from one digital payment token account (whether in Singapore or elsewhere) to another digital payment token account (whether in Singapore or elsewhere);

(5)any service of inducing or attempting to induce any person to enter into or to offer to enter into any agreement for or with a view to buying or selling any digital payment token in exchange for any money or any other digital payment token (whether of the same or a different type);

(6)any service of safeguarding a digital payment token, where the service provider has control over the digital payment token;

(7)any service of carrying out for a customer an instruction relating to a digital payment token, where the service provider has control over the digital payment token;

(8)any service of safeguarding a digital payment token instrument, where the service provider has control over one or more digital payment tokens associated with the digital payment token instrument; and

(9)any service of carrying out for a customer an instruction relating to one or more digital payment tokens associated with a digital payment token instrument, where the service provider has control over the digital payment token instrument.

As an MPI, Moomoo Financial Singapore is required to meet initial and ongoing financial requirements, including maintaining a base capital of at least S$250,000. MPIs are also required to maintain a security deposit as a small buffer for the protection of customer money. In addition to its MPI licence conditions, Moomoo Financial Singapore is also subject to various business conduct requirements, AML/CFT obligations, technology risk management and cyber hygiene requirements etc., as set out in the PSA, Payment Services Regulations 2019, and the relevant notices and guidelines – which includes, for example, the Guidelines on the Provision of Consumer Protection Safeguards by Digital Payment Token Service Providers, which sets out the measures that Digital Payment Token service providers should adopt to minimise risks arising from dealing in digital payment tokens and address consumer protection risks.

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

Anti-Money Laundering And Counter-Terrorist Financing (“AML/CTF”)

Sector-specific requirements applicable to capital markets intermediaries and digital payment token service providers

In Singapore, corporations which are licensed by the MAS are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Singapore as well as various notices and guidelines. In particular, Moomoo Financial Singapore as a CMSL holder will be required to comply with the Notice on Prevention of Money Laundering and Countering the Financing of Terrorism - Capital Markets Intermediaries (last revised on June 30, 2025) (“SFA 04-N02”) issued by the MAS, read together with the Guidelines to MAS Notice SFA 04-N02. As an MPI providing digital payment token service, it is also required to comply with the Notice on Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Digital Payment Token Service) (last revised on June 30, 2025) (“PSN02”) read together with the Guidelines to MAS Notice PSN02 (collectively, the “AML/CTF Notices and Guidelines”).

The AML/CTF Notices and Guidelines establish a framework within which CMSL holders and MPIs are to design and develop their own AML/CTF policies, procedures and controls to help prevent money laundering and terrorism financing in Singapore. As a CMSL holder and digital payment token service provider, Moomoo Financial Singapore should, among other things:

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

If an organization intentionally or negligently fails to comply with its obligations under the PDPA, it will be liable under Sections 48J(1)(a) and 48J(3) of the PDPA to pay a financial penalty of up to 10% of that organization’s annual turnover in Singapore (where the organization’s annual turnover in Singapore exceeds S$10 million), or S$1 million, whichever is higher. In all instances of non-compliance, the PDPC has the power under Section 48I(2) of the PDPA to direct organizations to stop collecting, using or disclosing personal data in contravention of the PDPA, to destroy personal data collected in contravention of the PDPA, or to comply with any direction of the PDPC to provide access to or to correct personal data.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the Consolidated Affiliated Entities, as of the date of this annual report:

Notes:

(1)	“➝” denotes direct legal and beneficial ownership in equity interest.
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

(3)	“” denotes indirect legal and beneficial ownership in equity interest held through holding vehicles.
(4)

As of December 31, 2025, Shenzhen Futu Network Technology Co., Ltd. held a Valued-added Telecommunication Business Operation License, or an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License.

(5)

Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of Shenzhen Futu Network Technology Co., Ltd. and Haikou Futu Information Services Co., Ltd. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse.

(6)

Each of Futu Holdings Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu Securities (Hong Kong) Limited owns 20% of the share capital in Futu Trustee Limited.

(7)

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

D.Property, Plant and Equipment

Our corporate headquarters are located in Hong Kong. As of December 31, 2025, we leased 25 properties in Mainland China, Hong Kong, the United States, Singapore, Australia, Japan, Malaysia and Canada, with an aggregate gross floor area of over 45,000 square meters. Our leased properties are primarily used for corporate offices, data centers and other facilities. The relevant lease agreements have a term of two to seven and a half years. As of the date of this annual report, we owned one property in California, USA for corporate office purpose. A summary of our leased office premises as of December 31, 2025 is included in the table below:

Location	Size (in square meters)
Hong Kong	2,614
Mainland China	34,096
United States	2,000
Singapore	1,378
Australia	422
Japan	1,176
Malaysia	2,777
Canada	805

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

A.Operating Results

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

Trading activities of our client and commission rate

Growth in the trading volume on our platform is the key driver of our revenue growth, which is in turn driven by total client asset balance and turnover of trading volume over client assets. The change of the trading volume was primarily driven by market sentiment and our total client asset balance, the latter of which significantly impacted our brokerage commission and handling charge income and interest income during the past few years. Our total client asset balance is affected by a number of factors, including, primarily, the number of our funded accounts and to a lesser extent, the level of per capita disposable income as well as the engagement and loyalty of our clients. The trading volume on our platform increased by 89.4% year-over-year in 2025 compared to 2024, primarily driven by higher client assets and improved market conditions. We plan to continue to grow our business organically by attracting new clients, retaining existing clients and increasing our total client asset balance, and to introduce new products and services on our platform and provide high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs.

The table below sets forth the trading volume by product during the period presented:

	Year ended December 31,
	2023	2024	2025
Trading volume
Securities and options brokerage (HK$in trillion)(1)	4.23	7.75	14.68
Futures brokerage (number of contracts in million)(2)	19.1	24.6	26.6

Notes:

(1)	Total trading volume for securities and options increased from HK$4.23 trillion in 2023 to HK$7.75 trillion in 2024, and further and increased to HK14.68 trillion in 2025. The increase was primarily due to higher client assets and higher trading velocity amid improved market conditions.
(2)	The number of contracts traded for futures brokerage increased from 19.1 million in 2023 to 24.6 million in 2024, and further and increased to 26.6 million in 2025. The increase in 2025 was primarily due to our clients’ increasing trading interests in futures products.

In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge. The brokerage commissions and handling charge income from securities and options brokerage increased from HK$3,618.7 million in 2023 to HK$5,602.1 million in 2024, and further increased to HK$9,862.0 million (US$1,267.1 billion) in 2025. The increase in 2025 was mainly due to higher trading volume that was partially offset by lower blended commission rates. The blended commission rate decreased from 9.3 bps in 2023 to 7.8 bps in 2024, decreased to 7.2 bps in 2025. During the past three years, we offered competitive commission rates to drive our growth and profitability.

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

Our great success in the Hong Kong market laid a solid foundation for our international expansion into various markets. As of the date of this annual report, we launched Moomoo, the international version of Futubull, in the United States, Singapore, Australia, Japan, Malaysia, Canada and New Zealand.

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

Ability to effectively manage credit risk

As we continue to grow the margin financing, securities lending, stock-pledged loans and bank loans businesses, our ability to manage credit risk is of key importance in our business. Our securities and derivative trades activities are transacted on either a cash or margin basis. In margin transactions, we extend credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. Similarly, securities lending agreements are collateralized by deposits of cash or securities. Stock-pledged loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans. We monitor the collateral level of stock-pledged loans in real time and has the right to liquidate the pledged shares once the collateral level drops below the minimum threshold required for loan repayment. Bank loans comprise financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans. Bank loans are exposed to credit risk from counterparties who fail to repay the loans. We oversee the management of credit risk through formulating credit policies and procedures, overseeing the credit quality of the loan portfolio, ensuring an independent and objective assessment of credit risk, controlling exposure to selected industries, counterparties, countries and portfolio types etc. Despite these measures, in the case of market downturn or decline in the prices of the pledged securities, certain clients may inevitably encounter a greater risk of default. Our ability to effectively manage the quality of collateral and to collect loans and advances when due is critical to our business, prospects and financial conditions.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our online brokerage and margin financing services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues:
Brokerage commission and handling charge income	3,944,779	39.4	6,044,746	44.5	10,572,744	1,358,388	46.3
Interest income	5,536,422	55.3	6,666,864	49.1	10,441,585	1,341,537	45.7
Other income	527,217	5.3	878,515	6.4	1,832,569	235,449	8.0
Total revenues	10,008,418	100.0	13,590,125	100.0	22,846,898	2,935,374	100.0

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

The table below sets forth the brokerage commissions and handling charge income by product and geography during the period presented:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
	HK$	HK$	HK$	US$
Major types of products
Securities and options brokerage(1)	3,618,681	5,602,144	9,862,027	1,267,075
Futures brokerage(2)	295,547	392,030	505,737	64,977
IPO brokerage(3)	12,364	22,014	166,007	21,329
Others(4)	18,187	28,558	38,973	5,007
Total	3,944,779	6,044,746	10,572,744	1,358,388

Geographic location(5)
Hong Kong(6)	3,197,605	4,721,494	7,825,932	1,005,477
Others(7)	747,174	1,323,252	2,746,812	352,911
Total	3,944,779	6,044,746	10,572,744	1,358,388

Notes:

(1)	The brokerage commissions and handling charge income from securities and options brokerage increased from HK$3,618.7 million in 2023 to HK$5,602.1 million in 2024, and further increased to HK$9,862.0 million (US$1,267.1 million) in 2025, primarily due to fluctuations in trading volume. Total trading volume for securities and options increased from HK$4.23 trillion in 2023 to HK$7.75 trillion in 2024, primarily due to higher client assets and higher trading velocity amid a meaningful rebound in investor sentiments. This amount further increased to HK$14.68 trillion in 2025, primarily due to higher client assets and higher trading velocity amid improved market conditions.
(2)	The brokerage commissions and handling charge income from futures brokerage increased from HK$295.5 million in 2023 to HK$392.0 million in 2024, and further increased to HK$505.7 million (US$65.0 million) in 2025, which was generally in line with the fluctuation of the number of contracts traded for futures brokerage. The number of contracts traded for futures brokerage increased from 19.1 million in 2023 to 24.6 million in 2024, and it further increased to 26.6 million in 2025.
(3)	The brokerage commissions and handling charge income from IPO brokerage increased from HK$12.4 million in 2023 to HK$22.0 million in 2024, and further increased to HK$166.0 million (US$21.3 million) in 2025, which was generally in line with the fluctuation of the IPO market.
(4)	Others include (i) handling fees, such as dividend collection fees, equity interest collection fees, corporate action handling fees, (ii) bond brokerage commission, and (iii) service fees, such as ESOP handling charges.
(5)	Based on the place of incorporation of the subsidiaries in which the revenues are recorded.
(6)	The brokerage commissions and handling charge income in Hong Kong increased by 47.7% from HK$3,197.6 million in 2023 to HK$4,721.5 million in 2024, and further increased to HK$7,825.9 million (US$1,005.5 million) in 2025, which was generally in line with the fluctuations in trading volume.
(7)	The brokerage commissions and handling charge income in other geographic locations increased from HK$747.2 million in 2023, to HK$1,323.3 million in 2024, and further increased to HK$2,746.8 million (US$352.9 million) in 2025, which was mainly related to our growing market share, the enrichment of our product and service offerings and increased number of funded accounts in these markets.

Interest income

We earn interest income primarily from margin financing and securities lending services and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

The table below sets forth the interest income based on the underlying interest earning assets during the period presented:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
	HK$	HK$	HK$	US$
Interest income from:
Bank deposits	2,482,866	2,840,770	3,759,286	482,994
Securities lending	1,053,294	1,352,746	3,413,144	438,521

Margin financing	1,754,056	2,177,686	2,955,533	379,727
Others	246,206	295,662	313,622	40,295
Total	5,536,422	6,666,864	10,441,585	1,341,537

The table below sets forth the average asset balance outstanding and the annualized yield of our major interest earning assets during the period presented:

	Year ended December 31,
	2023	2024	2025

	(in thousands)
	HK$	HK$	HK$	US$
Average interest-earning asset balance(1)
Bank deposits	55,260,272	63,791,969	113,561,498	14,590,405
Margin financing	29,313,160	37,545,644	51,038,644	6,557,456

Annualized yields(2)
Bank deposits(3)	4.49%	4.45%	3.31%	3.31%
Margin financing(4)	5.98%	5.80%	5.79%	5.79%

Notes:

(1)	Average interest-earning asset balance represents the simple average of month-end balances in a given period.
(2)	Annual yield is calculated by dividing revenue for the given period by the applicable average asset balance.
(3)	The change in annualized yields of bank deposits was mainly attributable to the fluctuation of market interest rates.
(4)	The annualized yields of margin financing remained relatively stable as a result of our fixed pricing structure for margin financing services.

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

Costs

The following table sets forth the components of our costs by amounts and percentages of costs for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Costs:
Brokerage commission and handling charge expenses	249,567	16.2	341,238	14.0	606,044	77,865	20.6
Interest expenses	910,759	59.3	1,617,450	66.1	1,757,852	225,849	59.7
Processing and servicing costs	375,904	24.5	486,783	19.9	578,459	74,321	19.7
Total costs	1,536,230	100.0	2,445,471	100.0	2,942,355	378,035	100.0

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

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	1,440,893	41.6	1,493,620	33.0	1,908,758	245,238	32.8
Selling and marketing expenses	710,348	20.5	1,409,313	31.2	1,980,486	254,453	34.0
General and administrative expenses	1,313,464	37.9	1,620,017	35.8	1,934,692	248,570	33.2
Total operating expenses	3,464,705	100.0	4,522,950	100.0	5,823,936	748,261	100.0

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

PRC

Generally, our PRC subsidiaries and the Consolidated Affiliated Entities are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Futu Network Technology (Shenzhen) Co., Ltd. and Shenzhen Futu are recognized as “High and New Technology Enterprises” and eligible for a preferential income tax rate of 15% with a valid period of three years until 2028 and 2026, respectively. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

For the year ended December 31, 2025, certain of our subsidiaries are located in jurisdictions where Pillar Two legislation has been in effect, including Hong Kong, Singapore, Australia, Canada, Japan, New Zealand and Malaysia. We have effective tax rates that exceed 15% in all jurisdictions in which it operates with assessable profit, except for Hong Kong, British Virgin Islands and Mainland China. We have assessed the impact and determined that HK$321.0 million of current tax provision is required due to the implementation of Pillar Two in these jurisdictions as of December 31, 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages)
Revenues
Brokerage commission and handling charge income	3,944,779	39.4	6,044,746	44.5	10,572,744	1,358,388	46.3
Interest income	5,536,422	55.3	6,666,864	49.1	10,441,585	1,341,537	45.7
Other income	527,217	5.3	878,515	6.4	1,832,569	235,449	8.0
Total revenues	10,008,418	100.0	13,590,125	100.0	22,846,898	2,935,374	100.0
Costs
Brokerage commission and handling charge expenses	(249,567)	(2.5)	(341,238)	(2.5)	(606,044)	(77,865)	(2.7)
Interest expenses	(910,759)	(9.0)	(1,617,450)	(11.9)	(1,757,852)	(225,849)	(7.7)
Processing and servicing costs	(375,904)	(3.8)	(486,783)	(3.6)	(578,459)	(74,321)	(2.5)
Total costs	(1,536,230)	(15.3)	(2,445,471)	(18.0)	(2,942,355)	(378,035)	(12.9)
Total gross profit	8,472,188	84.7	11,144,654	82.0	19,904,543	2,557,339	87.1
Operating expenses
Research and development expenses(1)	(1,440,893)	(14.4)	(1,493,620)	(11.0)	(1,908,758)	(245,238)	(8.4)
Selling and marketing expenses(1)	(710,348)	(7.1)	(1,409,313)	(10.4)	(1,980,486)	(254,453)	(8.7)
General and administrative expenses(1)	(1,313,464)	(13.1)	(1,620,017)	(11.9)	(1,934,692)	(248,570)	(8.5)
Total operating expenses	(3,464,705)	(34.6)	(4,522,950)	(33.3)	(5,823,936)	(748,261)	(25.6)
Income from operations	5,007,483	50.1	6,621,704	48.7	14,080,607	1,809,078	61.5
Others, net	33,442	0.3	(86,372)	(0.6)	(367,448)	(47,210)	(1.6)
Income before income tax expense and share of loss from equity method investments	5,040,925	50.4	6,535,332	48.1	13,713,159	1,761,868	59.9
Income tax expense	(748,479)	(7.5)	(998,342)	(7.3)	(2,359,633)	(303,166)	(10.3)
Share of loss from equity method investments	(13,497)	(0.1)	(103,934)	(0.8)	(51,619)	(6,632)	(0.2)
Net Income	4,278,949	42.8	5,433,056	40.0	11,301,907	1,452,070	49.4

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$

	(in thousands)
Research and development expenses	201,033	230,830	226,490	29,099
General and administrative expenses	69,560	81,966	88,091	11,318
Selling and marketing expenses	20,238	22,130	28,443	3,655
Total	290,831	334,926	343,024	44,072

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Total revenues were HK$22,846.9 million (US$2,935.4 million), an increase of 68.1% from HK$13,590.1 million in 2024.

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$10,572.7 million (US$1,358.4 million), an increase of 74.9% from HK$6,044.7 million in 2024. This was mainly due to an 89.4% increase in trading volume, partially offset by lower blended commission rate. The blended commission rate decreased from 7.8 bps in 2024 to 7.2 bps in 2025. The increase in our trading volume from HK$7.75 trillion in 2024 to HK$14.68 trillion in 2025 was primarily due to strong market sentiments.

The table below sets forth the growth of our platform in terms of funded accounts, total client asset balance, and average funded account asset balance as of the dates indicated:

	As of December 31,
	2024	2025
Funded accounts	2,411,324	3,365,414
Total client asset balance (HK$in billion)	743.3	1,233.0
Average funded account asset balance (HK$)	308,237	366,368

Interest income. Interest income was HK$10,441.6 million (US$1,341.5 million), an increase of 56.6% from HK$6,666.9 million in 2024. Interest income derived from securities lending business increased by 152.3% from HK$1,352.7 million in 2024 to HK$3,413.1 (US$438.5 million) million in 2025, which was mainly attributable to the expansion of our securities lending business. The increase in margin loan interest income was mainly driven by higher margin financing income due to an increase in daily average margin balance and higher interest income from bank deposits.

Other income. Other income was HK$1,832.6 million (US$235.4 million), an increase of 108.6% from HK$878.5 million in 2024. The increase was primarily attributable to higher fund distribution service income and currency exchange service income.

Costs

Total costs were HK$2,942.4 million (US$378.0 million), an increase of 20.3% from HK$2,445.5 million in 2024.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$606.0 million (US$77.9 million), an increase of 77.6% from HK$341.2 million in 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses. Interest expenses were HK$1,757.9 million (US$225.8 million), an increase of 8.7% from HK$1,617.5 million in 2024. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business, and higher margin financing interest expenses.

Processing and servicing costs. Processing and servicing costs were HK$578.5 million (US$74.3 million), an increase of 18.8% from HK$486.8 million in 2024. The increase was primarily due to higher cloud service fee as well as higher market information and data fee.

Gross profit

As a result of the foregoing, our total gross profit was HK$19,904.5 million (US$2,557.3 million), an increase of 78.6% from HK$11,144.7 million in 2024. Gross profit margin increased from 82.0% in 2024 to 87.1% in 2025.

Operating expenses

Total operating expenses were HK$5,823.9 million (US$748.3 million), an increase of 28.8% from HK$4,523.0 million in 2024. The increase was primarily due to the increase in expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,908.8 million (US$245.2 million), an increase of 27.8% from HK$1,493.6 million in 2024. This increase was primarily due to increased investment in crypto and AI capabilities.

Selling and marketing expenses. Selling and marketing expenses were HK$1,980.5 million (US$254.5 million), an increase of 40.5% from HK$1,409.3 million in 2024. This was mainly driven by a 36.1% increase in net new funded accounts, while customer acquisition costs remained largely flat year-over-year.

General and administrative expenses. General and administrative expenses were HK$1,934.7 million (US$248.6 million), an increase of 19.4% from HK$1,620.0 million in 2024. The increase was primarily due to an increase in general and administrative personnel.

Income tax expense

We had income tax expense of HK$2,359.6 million (US$303.2 million) in 2025, compared to HK$998.3 million in 2024, primarily due to the increase in our income before income tax expenses and implementation of Pillar Two in 2025.

Net income

As a result of the foregoing, we had net income increased by 108.0% to HK$11,301.9 million (US$1,452.1 million) from HK$5,433.1 million in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Total revenues were HK$13,590.1 million, an increase of 35.8% from HK$10,008.4 million in 2023.

Brokerage commission and handling charge income. Brokerage commission and handling charge income HK$6,044.7 million, an increase of 53.2% from HK$3,944.8 million in 2023. The increase was mainly due to an increase in trading volume, partially offset by lower blended commission rate. The blended commission rate decreased from 9.3 bps in 2023 to 7.8 bps in 2024. The increase in our trading volume from HK$4.2 trillion in 2023 to HK$7.8 trillion in 2024 was primarily due to strong market sentiments.

The table below sets forth the growth of our platform in terms of funded accounts, total client asset balance, and average funded account asset balance as of the dates indicated:

	As of December 31,
	2023	2024
Funded accounts	1,710,106	2,411,324
Total client asset balance (HK$ in billion)	485.6	743.3
Average funded account asset balance (HK$)	283,934	308,237

Interest income. Interest income was HK$6,666.9 million, an increase of 20.4% from HK$5,536.4 million in 2023. The increase in interest income was mainly driven by higher margin financing income due to an increase in daily average margin balance and higher interest income from bank deposits. Interest income derived from securities lending business increased by 28.4% from HK$1,053.3 million in 2023 to HK$1,352.7 million in 2024, which was mainly attributable to the expansion of our securities lending business.

Other income. Other income was HK$878.5 million, an increase of 66.6% from HK$527.2 million in 2023. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$2,445.5 million, an increase of 59.2% from HK$1,536.2 million in 2023.

Brokerage commission and handling charge expenses. Brokerage commission and handling charge expenses were HK$341.2 million, an increase of 36.7% from HK$249.6 million in 2023. This was primarily attributable to higher trading volume.

Interest expenses. Interest expenses were HK$1,617.5 million, an increase of 77.6% from HK$910.8 million in 2023. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business from HK$737.8 million in 2023 to HK$1,373.7 million in 2024, which was also in line with the expansion of securities lending business.

Processing and servicing costs. Processing and servicing costs were HK$486.8 million, an increase of 29.5% from HK$375.9 million in 2023. The increase was due to higher market information and data fee, and cloud service fee for new markets and products.

Gross profit

As a result of the foregoing, our total gross profit increased by 31.5% from HK$8,472.2 million in 2023 to HK$11,144.7 million in 2024. Gross profit margin declined from 84.7% in 2023 to 82.0% in 2024.

Operating expenses

Total operating expenses were HK$4,523.0 million, an increase of 30.5% from HK$3,464.7 million in 2023. The increase was primarily due to the increase in selling and marketing expenses and general and administrative expenses as a result of our business growth.

Research and development expenses. Research and development expenses were HK$1,493.6 million, an increase of 3.7% from HK$1,440.9 million in 2023. This increase was primarily due to an increase in research and development headcount to support new products and new markets.

Selling and marketing expenses. Selling and marketing expenses were HK$1,409.3 million, an increase of 98.4% from HK$710.3 million in 2023. The increase was mainly due to strong funded accounts growth, partially offset by lower customer acquisition costs.

General and administrative expenses. General and administrative expenses were HK$1,620.0 million, an increase of 23.3% from HK$1,313.5 million in 2023. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income tax expense

We had income tax expense of HK$998.3 million in 2024, compared to HK$748.5 million in 2023, primarily due to the 27.9% year-over-year increase in our income before income tax expenses.

Net income

As a result of the foregoing, we had net income of HK$5,433.1 million in 2024, compared to HK$4,278.9 million in 2023, an increase of 27.0%.

B.   Liquidity and Capital Resources

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of December 31, 2023, 2024 and 2025, respectively, our cash and cash equivalents were HK$4,937.5 million, HK$11,688.4 million and HK$10,465.9 million (US$1,344.7 million). Our cash and cash equivalents primarily consist of demand deposits and time deposits with initial terms of less than three months placed with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

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

As of December 31, 2025, our cash and cash equivalents were HK$10,465.9 million (US$1,344.7 million), mainly comprising U.S. dollars of HK$8,330.1 million (US$1,070.2 million), Hong Kong dollars of HK$845.2 million (US$108.6 million), Japanese Yen of HK$628.0 million (US$80.7 million), Singapore dollars of HK$378.1 million (US$48.6 million) and Renminbi of HK$96.6 million (US$12.4 million).

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

As of December 31, 2025, 1.2% of our cash and cash equivalents were held in China, and 0.1% were held by the Consolidated Affiliated Entities. Although we consolidate the results of the Consolidated Affiliated Entities, we only have access to the assets or earnings of the Consolidated Affiliated Entities through the Contractual Arrangements. See “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with the VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Regulatory Capital Requirements

Our principal broker-dealer subsidiaries, Futu Securities, Futu Clearing Inc., Moomoo Financial Singapore Pte. Ltd., Futu Malaysia Sdn. Bhd. and Moomoo Financial Inc. are subject to capital requirements determined by its respective regulators. Futu Securities International (Hong Kong) Limited, our subsidiary located in Hong Kong, is subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, and Futu Securities International (Hong Kong) Limited is required to maintain minimum paid-up share capital and liquid capital. Futu Clearing Inc. and Moomoo Financial Inc., our subsidiaries located in the United States, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital. Moomoo Financial Singapore Pte. Ltd., our subsidiary located in Singapore, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services License) Regulations, which requires the maintenance of financial resource over its total risk requirement. Futu Malaysia Sdn. Bhd., our subsidiary located in Malaysia, was subject to the Capital Adequacy Requirements under the Capital Market and Services Act, which requires capital adequacy ratio is at all times more than 1.2.

The table below summarizes the net capital, the requirement and the excess capital for our principal broker-dealer subsidiaries as of December 31, 2025:

	As of December 31, 2025
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	14,631,527	3,328,771	11,302,756
Futu Clearing Inc.	8,819,430	875,676	7,943,754
Moomoo Financial Singapore Pte. Ltd.	4,899,208	733,732	4,165,476
Futu Malaysia Sdn. Bhd.	491,619	91,439	400,180
Moomoo Financial Inc.	423,592	71,666	351,926

Where the relevant operating subsidiaries do not meet regulatory capital requirements, such subsidiaries may be faced with certain operational restrictions, including cessation of carrying on of business in any or all of the regulated activities permitted under their respective licenses.

As of December 31, 2025, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ generated from operating activities	(6,337,396)	30,996,323	40,788,133	5,240,468
Net cash (used in)/ generated from investing activities	(2,444,418)	103,932	(1,783,395)	(229,132)
Net cash generated from financing activities	2,307,957	70,851	4,296,780	552,051
Effect of exchange rate changes on cash, cash equivalents and restricted cash	66,352	(149,866)	235,916	30,311
Net (decrease)/increase in cash, cash equivalents and restricted cash	(6,407,505)	31,021,240	43,537,434	5,593,698
Cash, cash equivalents and restricted cash at beginning of the year	55,715,585	49,308,080	80,329,320	10,320,727
Cash, cash equivalents and restricted cash at end of the year	49,308,080	80,329,320	123,866,754	15,914,425

Operating activities

Net cash generated from operating activities in 2025 was HK$40.8 billion (US$5.2 billion), as compared to net income of HK$11.3 billion (US$1.5 billion) in the same year. The difference was primarily due to net increase in loans and advances of HK$13.9 billion (US$1.8 billion), net increase in accounts receivable from clients and brokers of HK$1.5 billion (US$0.2 billion), net increase in accounts receivable from clearing organizations of HK$2.2 billion (US$0.3 billion), offset by net increase in accounts payable to clients and brokers of HK$44.9 billion (US$5.8 billion) and net increase in securities sold under agreements to repurchase of HK$2.2 billion (US$0.3 billion). The increase in loans and advances was due to the expansion of our margin financing business. The increase in accounts receivable from clients, brokers and clearing organizations and accounts payable to clients and brokers was mainly driven by the increase in our clients’ trading volume and cash deposits. The increase in securities sold under agreements to repurchase was mainly attributable to the increased funding demand from margin financing business. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2025 were HK$343.0 million (US$44.1 million) in share-based compensation expenses, HK$243.0 million (US$31.2 million) in unrealized gains from investments and HK$150.7 million (US$19.4 million) in amortization of right-of-use assets.

Net cash generated from operating activities in 2024 was HK$31.0 billion, as compared to net income of HK$5.4 billion in the same year. The difference was primarily due to net increase in loans and advances of HK$17.2 billion, net increase in accounts receivable from clients and brokers of HK$12.3 billion, offset by net increase in accounts payable to clients and brokers of HK$51.7 billion and net increase in securities sold under agreements to repurchase of HK$2.6 billion. The increase in loans and advances was due to the expansion of our margin financing business. The increase in accounts receivable from clients and brokers and accounts payable to clients and brokers was mainly driven by the increase in our clients’ trading volume and cash deposits. The increase in securities sold under agreements to repurchase was mainly attributable to the increased funding demand from margin financing business. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2024 were HK$334.9 million in share-based compensation expenses and HK$105.6 million in amortization of right-of-use assets.

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

Investing activities

Net cash used in investing activities in 2025 was HK$1,783.4 million (US$229.1 million), primarily due to the purchase of short-term investments of HK$3,284.0 million (US$421.9 million), partially offset by the proceeds from disposal of short-term investments of HK$1,455.0 million (US$186.9 million).

Net cash generated from investing activities in 2024 was HK$103.9 million, primarily due to the proceeds from disposal of short-term investments of HK$1,509.5 million, partially offset by purchase of short-term investments of HK$796.4 million, acquisition of long-term investments of HK$440.0 million and purchase of property and equipment and intangible assets of HK$167.5 million.

Net cash used in investing activities in 2023 was HK$2.4 billion, primarily due to purchase of short-term investments of HK$4.8 billion, partially offset by the proceeds from disposal of short-term investments of HK$2.4 billion.

Financing activities

Net cash generated from financing activities in 2025 was HK$4,296.8 million (US$552.1 million), primarily attributable to the net proceeds of HK$6,439.9 million (US$827.4 million) from other borrowings and the dividends distribution of HK$2,151.0 million (US$276.4 million).

Net cash generated from financing activities in 2024 was HK$70.9 million, primarily attributable to the net proceeds of HK$50.7 million from other borrowings and the proceeds from exercise of employee share options of HK$20.2 million.

Net cash generated from financing activities in 2023 was HK$2.3 billion, primarily attributable to proceeds of HK$79.6 billion from other borrowings, partially offset by repayment of other borrowings of HK$76.4 billion.

Short-term Borrowings

	As of December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$

	(in million)
Borrowings from banks(1):	5,652	5,702	12,143	1,560

Note:

(1)

We have unused borrowing facilities of HK$17.4 billion, HK$18.2 billion and HK$13.9 billion (US$1.8 billion) from banks as of December 31, 2023, 2024 and 2025, of which HK$586.2 million, HK$582.2 million and HK$583.6 million (US$75.0 million) are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, or HIBOR, CNH HIBOR, etc.

We have entered into short-term borrowings primarily to support our margin financing business in Hong Kong. Our short-term borrowings bear weighted average interest rates of 5.30%, 4.18% and 3.96% as of December 31, 2023, 2024 and 2025, respectively.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2025:

	Payment due by December 31,
	Total	2026	2027	2028	2029	2030	Thereafter

	(HK$ in thousands)
Operating lease commitments(1)	646,358	204,431	161,391	122,467	52,834	27,203	78,032

Note:

(1)

Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through August 2035.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$77.8 million in 2023, HK$167.5 million in 2024 and HK$54.7 million (US$7.0 million) in 2025. The capital expenditures in 2025 were primarily due to the purchase of computers and equipment and office equipment. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our securities offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Loans and Advances

Our loans and advances include margin loans and other advances, mainly collateralized by securities and insurance policies and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

Other advances mainly consist of stock-pledged loans and bank loans. Stock-pledged loans to enterprises are mainly secured by pledged listed shares as collateral. Bank loans comprise financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans.

The following table sets forth our loans and advances as of December 31, 2024 and 2025, respectively:

	As of December 31,
	2024	2025

	(in thousands)
	HK$	HK$	US$
Margin loans	47,833,365	60,976,139	7,834,227
Other advances(1)	1,966,383	4,145,503	532,615
Subtotal	49,799,748	65,121,642	8,366,842
Less: Allowance for credit losses(2)	(85,252)	(374,604)	(48,129)
Total	49,714,496	64,747,038	8,318,713

Notes:

(1)	Stock-pledged loans are included in other advances as of December 31, 2024 and 2025 with a gross amount of HK$1,907.3 million and HK$1,907.8 million (US$245.1 million), respectively.
(2)	The allowance for credit losses was HK$85.3 million and HK$374.6 million (US$48.1 million) as of December 31, 2024 and 2025, of which nil and nil relate to stock-pledged loans, respectively.

Off-Balance Sheet Arrangements

We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and securities lending agreements. The margin loans extended to the clients are collateralized by the cash or securities pledged in clients’ accounts at a required margin level determined at our sole discretion. Securities lending transactions require us to deposit cash collateral with the lender and receive the cash collateral from the borrower. The cash collateral is generally in excess of the market value of the securities borrowed and lent. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the borrower of these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations to return the securities. We monitor required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and control our risk exposure through risk management system. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. For more information regarding the collateralized transactions, see Note 15 to our consolidated financial statements included in this annual report.

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

Share Repurchase Program

In November 2021, our board of directors approved a share repurchase program to repurchase up to US$300 million worth of ADSs until December 31, 2022. As of December 31, 2022, we had repurchased US$300 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. In March 2022, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2023. On March 14, 2024, our board of directors authorized a share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. As of December 31, 2025, we did not repurchase any ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2025.

In November 2025, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$800 million worth of ADSs, until December 31, 2027. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. As of the date of this annual report, we did not repurchase any ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program.

Capital Commitment

Our capital commitments are primarily related to capital contribution obligation for certain investment funds. As of December 31, 2025, total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$25.0 million.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our significant accounting policies.

Allowance for credit losses for the stock-pledged loans

We extend stock-pledged loans to enterprises, and these loans pledged listed shares as collateral. As of December 31, 2024 and 2025, the gross amount of stock-pledged loans was HK$1,907.3 million and HK$1,907.8 million (US$245.1 million), respectively. The allowance for credit losses for the stock-pledged loans was nil and nil as of December 31, 2024 and 2025, respectively.

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

Item 6.     Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leaf Hua Li	49	Founder, Chairman of the Board of Directors and Chief Executive Officer
Arthur Yu Chen	50	Chief Financial Officer
Nineway Jie Zhang	51	Director
Shan Lu	51	Director
Vic Haixiang Li	53	Independent Director
Brenda Pui Man Tam	55	Independent Director
Robin Li Xu	43	Senior Vice President

Mr. Leaf Hua Li is our founder, chairman of our board of directors and chief executive officer since our inception. Mr. Li has rich experience and expertise in the technology and internet sectors in China. Mr. Li currently holds various positions in other members of our Group, including director, chief executive officer, legal representative and general manager. He is responsible for the overall strategy, research and development, business development and management of our Company. Mr. Li also leads our technology committee to formulate technology development strategies, optimize the existing technology infrastructure and implement large-scale technology projects of our Group. Since April 2025, Mr. Li has served as a non-executive director of Airstar Bank and since October 2025, Mr. Li has also served as the chairman of the board of Airstar Bank. Before founding our company, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. Mr. Li joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and key research and development participant of Tencent QQ. Mr. Li was also the founder of Tencent Video and led the product design and development of Tencent Video. Mr. Li invented over 10 international and domestic patents while working at Tencent. In 2008, Mr. Li was presented the “Innovative Talent Award” by the municipal government of Shenzhen, Guangdong. Mr. Li received his bachelor’s degree in computer science and technology from Hunan University in June 2000.

Mr. Arthur Yu Chen has served as our chief financial officer since September 2017 and is responsible for the accounting, finance and internal controls functions, and the capital markets activities of our Group. Since March 2025, Mr. Chen has served as a non-executive director of Airstar Bank. Prior to joining our company, Mr. Chen served as a director at Citigroup Global Markets Asia Limited from 2009 to 2016 in its equity business, responsible for management of institutional stock business. Mr. Chen also served as a vice president at China International Capital Corporation from 2005 to 2009. Mr. Chen received his bachelor’s degree in economics from Shanghai University of Finance & Economics in June 1998 and his master’s degree in business administration from China Europe International Business School in December 2005.

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

Mr. Vic Haixiang Li has served as our independent director since March 2019 and is mainly responsible for providing professional opinion and advice to our board of directors. Mr. Vic Li is the founder and managing partner of VI Ventures, a boutique venture capital fund, and chairman and director of VI Asset Management. Mr. Vic Li is one of the founders and a former senior executive vice president of Tencent. Mr. Li was appointed as an independent non executive director at AVO Insurance Company Holding Limited since August 2018. Mr. Li received his bachelor’s degree in computer software from South China University of Technology in July 1994 and his master’s degree in business administration from China Europe International Business School in September 2017. He was recognized as “China Top CIO” by the CEO and CIO magazine in 2008.

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

B.Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of HK$67.6 million (US$8.7 million) in cash to our executive officers and directors, and an aggregate of HK$350.0 thousand (US$45.0 thousand) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Amended and Restated 2014 Share Incentive Plan” and “—2019 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

As of the Latest Practicable Date, 933,122 share options and 16,682,344 restricted share units have been granted and were outstanding under the 2014 Incentive Plan and the 2019 Incentive Plan, excluding awards that were exercised, settled, forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of the Latest Practicable Date, the number of Class A ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Leaf Hua Li	*(1)(2)	—	December 24, 2020	December 23, 2030
Arthur Yu Chen	*(1)	Nominal	October 5, 2020, December 16, 2021, December 30, 2022, December 24, 2023, April 10, 2025	October 4, 2030, December 15, 2031, December 29, 2032, December 23, 2033, April 9, 2035
Robin Li Xu	*(1)	Nominal	January 2, 2020, December 30, 2022, December 24, 2023, April 10, 2025	January 1, 2030, December 29, 2032, December 23, 2033, April 9, 2035

Notes:

(1)	“*” denotes less than 1% of our total outstanding ordinary shares.

(2)	In December 2020, our company granted Mr. Li restricted share units under the 2019 Incentive Plan to acquire 800 Class A ordinary shares for the purpose of testing and experiencing our self-developed ESOP management system.

C.Board Practices

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

D.Employees

We had a total of 3,213, 3,343 and 3,540 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 2,559 employees were located in Mainland China, 388 employees were located in Hong Kong, 131 employees were located in the United States, 106 employees were located in Singapore, and 356 employees were located elsewhere.

The following table sets forth the number of our employees as of December 31, 2025 by function:

	As of
	December 31, 2025
	Number	%
Functions:
Research and development	2,034	57.5
Customer services and operations	463	13.1
General and administration	560	15.8
Marketing	483	13.6
Total	3,540	100.0

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the Latest Practicable Date by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 766,003,850 Class A ordinary shares and 355,552,051 Class B ordinary shares outstanding as of the Latest Practicable Date.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B	% of Total	% of Aggregate
	Shares	Ordinary Shares	Ordinary Shares	Voting Power***
Directors and Executive Officers**:
Leaf Hua Li(1)	164,086,568	239,750,000	36.0%	63.0%
Arthur Yu Chen	*	—	*	—
Nineway Jie Zhang	*	—	*	—
Shan Lu(2)	*	—	*	—
Robin Li Xu(3)	—	—	—	—
Vic Haixiang Li(4)	—	—	—	—
Brenda Pui Man Tam(5)	—	—	—	—
All Directors and Executive Officers as a Group	173,132,088	239,750,000	36.8%	63.1%
Principal Shareholders:
Leaf Hua Li(1)	164,086,568	239,750,000	36.0%	63.0%
Entities affiliated with Tencent(6)	110,971,451	115,802,051	20.2%	30.8%
*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China.
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

Notes:

(1)	Represents (i) 202,812,500 Class B ordinary shares and 100,000,000 Class A ordinary shares (including 50,000,000 Class A ordinary shares in the form of ADSs) held by Lera Ultimate Limited, a BVI business company, (ii) 36,937,500 Class B ordinary shares and 64,000,000 Class A ordinary shares (in the form of ADSs) held by Lera Infinity Limited, a BVI business company, and (iii) 86,568 Class A ordinary shares (in the form of ADSs) held by Leaf Hua Li, as reported on the Schedule 13G/A filed by Mr. Li, among others, on February 6, 2024. Lera Ultimate Limited is ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is ultimately owned by Lera Target Trust. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our company. The registered address of each of Lera Ultimate Limited and Lera Infinity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The business address of Mr. Shan Lu is Gemdale Viseen Tower, No. 16, Gaoxinnanshi Road, Nanshan District, Shenzhen, People’s Republic of China.

(3)	The business address of Mr. Robin Li Xu is Tower 2 #31-01, Marina Bay Financial Centre, 10 Marina Blvd, Singapore.
(4)	The business address of Mr. Vic Haixiang Li is Suite 7013, 70/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong S.A.R., People’s Republic of China.
(5)	The business address of Ms. Brenda Pui Man Tam is 932 Weldwood Ct, Los Gatos, CA 95032, the United States of America.
(6)	Represents (i) 115,802,051 Class B ordinary shares and 33,195,789 Class A ordinary shares held of record by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 71,024,142 Class A ordinary shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 1,161,840 Class A ordinary shares represented by 145,230 ADSs held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent Holdings Limited; (iv) 5,412,888 Class A ordinary shares represented by 676,611 ADSs held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (v) 176,792 Class A ordinary shares represented by 22,099 ADSs held of record by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings Limited, as reported on the Schedule 13G/A jointly filed by Huang River Investment Limited, Image Frame Investment (HK) Limited, and Tencent Holdings Limited on November 14, 2024. The registered address of each of Huang River Investment Limited, Image Frame Investment (HK) Limited and Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of the Latest Practicable Date, a total of 611,783,912 Class A ordinary shares are held by one record holder in the United States, representing approximately 54.6% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

Transactions with Tencent

Tencent has been a principal shareholder of us since October 2014. We purchased software, cloud services, SMS channel services and other services from Tencent in the amount of HK$208.3 million (US$26.8 million) in 2025. As of December 31, 2025, we had amounts due to Tencent of HK$67.1 million (US$8.6 million), primarily consisting of the payable of HK$63.8 million (US$8.2 million) in relation to purchase of cloud equipment and services.

Transactions with Airstar Bank

Airstar Bank is a wholly owned subsidiary of Gravitation Fintech HK Limited. We have significant influence over Airstar Bank indirectly through our equity method investment in Gravitation Fintech HK Limited, which became an associate of our Group in May 2024. On September 16, 2025, the Group acquired a controlling stake in Gravitation and its subsidiary, and upon the completion of the transaction, Gravitation and its subsidiary became consolidated subsidiary of the Group. We earned technology service income from Airstar Bank in the amount of HK$63.3 million (US$8.1 million) from January 1, 2025 to September 16, 2025.

Transactions with Directors and Executive Officers

We provide brokerage services to our directors and officers and their spouses. Revenue earned from such services amounted to HK$346.4 thousand (US$44.5 thousand) for the year ended December 31, 2025. Cash deposited by our directors, officers and their spouses for trading purpose were recorded as payables to clients in our consolidated balance sheets and amounted to HK$51.5 million (US$6.6 million) as of December 31, 2025.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

A.Consolidated Statements and Other Financial Information

There are no changes to any GAAP information and non-GAAP information, including the Company’s net assets, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity.

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

Our board of directors declared a cash dividend of US$0.325 per ordinary share, or US$2.60 per ADS in April 2026. We cannot guarantee that additional dividends will be paid in the future.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.     The Offer and Listing

A.Offering and Listing Details

The ADSs, each representing eight of our Class A ordinary shares, have been listed on The Nasdaq Global Market since March 8, 2019. The ADSs currently trade under the symbol “FUTU.”

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs, each representing eight of our Class A ordinary shares, have been listed on The Nasdaq Global Market since March 8, 2019. The ADSs currently trade under the symbol “FUTU.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

C.Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Foreign Exchange.”

E.Taxation

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for our taxable year ended December 31, 2025. We may also be a PFIC in future taxable years. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years.

U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. The determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because of the uncertainties involved in establishing our PFIC status, our U.S. tax counsel expresses no opinion regarding our PFIC status for any tax year.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. However, U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, are listed on The Nasdaq Global Market, which is a qualified exchange for this purpose. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.futuholdings.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2023, 2024 and 2025, we had RMB-denominated net liabilities of HK$3,711.1 million, HK$6,586.9 million and HK$8,404.6 million (US$1,079.8 million), respectively. We estimate that a 10% depreciation of Renminbi against the Hong Kong dollar based on the foreign exchange rate on December 31, 2023, 2024 and 2025 would result in an increase of HK$371.1 million, HK$658.7 million and HK$840.5 million (US$108.0 million), respectively, in our pre-tax profit for the year ended December 31, 2023, 2024 and 2025, and a 10% appreciation of Renminbi against the Hong Kong dollar based on the foreign exchange rate on December 31, 2023, 2024 and 2025 would result in a decrease of HK$371.1 million, HK$658.7 million and HK$840.5 million (US$108.0 million), respectively, in our pre-tax profit for the year ended December 31, 2023, 2024 and 2025.

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

In margin transactions, we extend credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. We monitor our clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading. Stock-pledged loans to enterprise pledged by shares are exposed to credit risk from counterparties who fails to repay the loans. We monitor the collateral level of stock-pledged loans in real time, and have the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid. Bank loans are exposed to credit risk from clients who fail to repay the loans. We oversee the management of credit risk through formulating credit policies and procedures, overseeing the credit quality of the loan portfolio, ensuring an independent and objective assessment of credit risk, controlling exposure to selected industries, counterparties, countries and portfolio types, etc..

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

Our exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The concentration of credit risk arises when loans are concentrated with a small number of borrowers or a limited number of listed shares pledged. We made loans to third-party enterprises secured by pledged listed shares and are exposed to credit risk in the case of default by debtors and market downturn or decline in the prices of the pledged securities. As of December 31, 2024 and 2025, a single borrower accounted for 95.91% and 95.99% of our total outstanding balance of stock-pledged loans, with a majority of the collaterals comprising of listed shares in a single company, respectively.

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of December 31, 2025 indicate that a 1% (100 basis points) increase/decrease in interest rates over a 12-month period would have increased/decreased our profit before tax by approximately HK$844.1 million (US$108.5 million), depending largely on the extent and timing of possible changes in floating rates.

Inflation

To date, our results of operations have not been materially affected by inflation. Although we have not been materially affected by inflation in the past, we may be affected if any country or region where we have operations experiences higher rates of inflation in the future.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges ADS holders May Have to Pay

JPMorgan Chase Bank, N.A., the depositary of the ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The principal executive office of the depositary is located at 270 Park Avenue, Floor 8, New York, New York 10017. An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2025, we did not receive any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Our management has excluded Gravitation Fintech HK Limited and its wholly-owned subsidiary Airstar Bank Limited (“Gravitation and its subsidiary”) from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired in a business combination during the year ended December 31, 2025. The total assets and total revenues of Gravitation and its subsidiary represented less than 3% and 1%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Brenda Pui Man Tam, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at ir.futuholdings.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year ended December 31,
	2024	2025

	(US$in thousands)
Audit fees(1)	981	1,367
Tax fees(2)	11	22
All other fees(3)	39	274

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2024 and 2025, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 3, 2021, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$300 million worth of ADSs, until December 31, 2022. As of January 2022, we had used up the maximum repurchase amount under the share repurchase program announced on November 3, 2021. On March 11, 2022, we announced a new share repurchase program approved by our board of directors, under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2023. The source of funding for our share repurchase programs is our cash on hand. As of December 31, 2023, we have repurchased US$364.8 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2023. On March 14, 2024, our board of directors authorized a share repurchase program under which our company may repurchase up to US$500 million worth of ADSs, until December 31, 2025. As of December 31, 2025, we did not repurchase any ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program. The share repurchase program expired on December 31, 2025.

In November 2025, our board of directors authorized a new share repurchase program under which our company may repurchase up to US$800 million worth of ADSs, until December 31, 2027. We will fund the repurchases from our existing cash balance. Under the new share repurchase program, our company may repurchase ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. As of the date of this annual report, we did not repurchase any ADSs in open market transactions or otherwise in accordance with the authorization under this share repurchase program. On March 26, 2026, we retired all outstanding treasury shares.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers, employees and consultants to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20 - F.

Item 16K.Cybersecurity

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

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Futu Holdings Limited, its subsidiaries and the Consolidated Affiliated Entities are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1

Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 28, 2018 (File No. 333-229094))

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on February 19, 2019 (File No. 333-229094))

2.3*	Amended and Restated Deposit Agreement among the Registrant, the Depositary, the Holders and Beneficial Owners of American Depositary Receipts issued thereunder, dated March 12, 2026

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020 (File No. 001-38820))

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

Date: April 15, 2026

FUTU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Futu Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Futu Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Gravitation Fintech HK Limited and its wholly-owned subsidiary Airstar Bank Limited (“Gravitation and its subsidiary”) from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in a business combination during the year ended December 31, 2025. We have also excluded Gravitation and its subsidiary from our audit of internal control over financial reporting. Gravitation and its subsidiary are subsidiaries of the Company whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 3% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

Allowance for Credit Losses - Stock-pledged Loans

As described in Notes 2 and 6 to the consolidated financial statements, the allowance for credit losses for the stock-pledged loans was nil on total stock-pledged loans of HK$1,907,756 thousand as of December 31, 2025. The Company’s allowance for credit losses for the stock-pledged loans, which are loans to enterprises with listed shares as collateral, represents management’s estimate of expected credit losses over the remaining expected life of the Company’s stock-pledged loans and considers expected future changes in macroeconomic conditions. For the stock-pledged loans, the allowance for credit losses is estimated using quantitative models that consider a variety of factors such as the quality of the collateral, as well as an economic outlook over the life of the loans. In its loss forecasting model, management considers the stock price and price volatility of the collateral to determine the probability of default (“PD”) and loss given default (“LGD”) of the stock-pledged loans. Management also considers the expected duration to foreclose the collateral to determine the LGD. The estimation of the PD and LGD further incorporates forward looking information through the use of macroeconomic scenario applied over the forecasted life of the assets. Management used a number of forecasted economic variables in the macroeconomic scenario, which are inputs into the loss forecasting model.

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

April 15, 2026

We have served as the Company’s auditor since 2018.

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025	2025
		HK$	HK$	US$
ASSETS
Cash and cash equivalents		11,688,383	10,465,888	1,344,659
Cash held on behalf of clients		68,639,816	113,398,356	14,569,444
Restricted cash		1,121	2,510	322
Term deposit		4,990	—	—
Short-term investments	4	2,411,074	6,688,871	859,388
Securities purchased under agreements to resell		316,301	507,767	65,238
Loans and advances - current (net of allowance of HK$85,252 thousand and HK$374,604 thousand as of December 31, 2024 and 2025, respectively)	6	49,695,691	64,607,370	8,300,768
Receivables:
Clients		534,077	838,521	107,733
Brokers		17,224,387	18,459,373	2,371,664
Clearing organizations		3,277,063	5,522,472	709,529
Fund management companies and fund distributors		1,210,472	1,997,086	256,586
Interest		597,483	852,186	109,489
Amounts due from related parties	27(c)	61,200	6,780	871
Prepaid assets		63,497	77,960	10,016
Other current assets	8	160,330	225,478	28,969
Total current assets		155,885,885	223,650,618	28,734,676

Operating lease right-of-use assets	5	253,212	569,939	73,226
Long-term investments	7	573,190	615,220	79,044
Loans and advances - non-current	6	18,805	139,668	17,945
Other non-current assets	8	2,025,841	3,461,431	444,726
Total non-current assets		2,871,048	4,786,258	614,941
Total assets		158,756,933	228,436,876	29,349,617

LIABILITIES
Amounts due to related parties	27(d)	79,090	67,143	8,627
Payables:
Clients		72,379,135	125,249,957	16,092,141
Brokers		43,697,746	38,678,396	4,969,408
Clearing organizations		503,396	750,964	96,484
Fund management companies and fund distributors		507,076	1,277,467	164,129
Interest		86,964	62,527	8,033
Borrowings	9	5,702,259	12,143,237	1,560,166
Securities sold under agreements to repurchase		2,574,659	4,743,096	609,394
Lease liabilities - current	5	144,357	200,089	25,707
Accrued expenses and other current liabilities	10	4,936,805	4,527,129	581,646
Total current liabilities		130,611,487	187,700,005	24,115,735

FUTU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025	2025
		HK$	HK$	US$
Lease liabilities - non-current	5	132,924	393,843	50,603
Other non-current liabilities	10	8,061	21,906	2,816
Total non-current liabilities		140,985	415,749	53,419
Total liabilities		130,752,472	188,115,754	24,169,154

Commitments and Contingencies (Note 26)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 902,066,986 and 910,287,362 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	72	73	9
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 355,552,051 and 355,552,051 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	27	27	3
Additional paid-in capital		18,807,369	19,158,175	2,461,446
Treasury stock (144,498,392 and 144,498,392 shares as of December 31, 2024 and 2025, respectively)	11	(5,199,257)	(5,199,257)	(668,002)
Accumulated other comprehensive (loss)/income		(249,916)	51,503	6,617
Retained earnings		14,652,946	25,990,667	3,339,285
Total shareholders’ equity		28,011,241	40,001,188	5,139,358

Non-controlling interests		(6,780)	319,934	41,105
Total equity		28,004,461	40,321,122	5,180,463
Total liabilities and equity		158,756,933	228,436,876	29,349,617

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		Year ended December 31,
	Note	2023	2024	2025	2025
		HK$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	16	3,944,779	6,044,746	10,572,744	1,358,388
Interest income	17	5,536,422	6,666,864	10,441,585	1,341,537
Other income	18	527,217	878,515	1,832,569	235,449
Total revenues		10,008,418	13,590,125	22,846,898	2,935,374
Costs
Brokerage commission and handling charge expenses	19,22	(249,567)	(341,238)	(606,044)	(77,865)
Interest expenses	20	(910,759)	(1,617,450)	(1,757,852)	(225,849)
Processing and servicing costs	21,22	(375,904)	(486,783)	(578,459)	(74,321)
Total costs		(1,536,230)	(2,445,471)	(2,942,355)	(378,035)
Total gross profit		8,472,188	11,144,654	19,904,543	2,557,339

Operating expenses
Research and development expenses	22	(1,440,893)	(1,493,620)	(1,908,758)	(245,238)
Selling and marketing expenses	22	(710,348)	(1,409,313)	(1,980,486)	(254,453)
General and administrative expenses	22	(1,313,464)	(1,620,017)	(1,934,692)	(248,570)
Total operating expenses		(3,464,705)	(4,522,950)	(5,823,936)	(748,261)

Income from operations		5,007,483	6,621,704	14,080,607	1,809,078

Others, net		33,442	(86,372)	(367,448)	(47,210)

Income before income tax expenses and share of loss from equity method investments		5,040,925	6,535,332	13,713,159	1,761,868

Income tax expenses	23	(748,479)	(998,342)	(2,359,633)	(303,166)
Share of loss from equity method investments	7	(13,497)	(103,934)	(51,619)	(6,632)

Net income		4,278,949	5,433,056	11,301,907	1,452,070

Attributable to:
Ordinary shareholders of the Company		4,281,474	5,443,094	11,337,721	1,456,671
Non-controlling interests		(2,525)	(10,038)	(35,814)	(4,601)
		4,278,949	5,433,056	11,301,907	1,452,070

Net income		4,278,949	5,433,056	11,301,907	1,452,070
Other comprehensive (loss)/income, net of tax
Changes in the fair value of financial assets		—	—	(474)	(61)
Foreign currency translation adjustment		(1,587)	(200,220)	301,624	38,754
Total comprehensive income		4,277,362	5,232,836	11,603,057	1,490,763

Attributable to:
Ordinary shareholders of the Company		4,279,887	5,242,611	11,639,140	1,495,400
Non-controlling interests		(2,525)	(9,775)	(36,083)	(4,637)
		4,277,362	5,232,836	11,603,057	1,490,763

Net income per share attributable to ordinary shareholders of the Company	14
Basic		3.88	4.93	10.17	1.31
Diluted		3.82	4.86	10.03	1.29

Net income per ADS
Basic		31.00	39.44	81.36	10.45
Diluted		30.59	38.88	80.24	10.31

Weighted average number of ordinary shares used in computing net income per share	14
Basic		1,104,899,411	1,104,199,740	1,114,463,205	1,114,463,205
Diluted		1,119,653,571	1,120,478,183	1,130,846,701	1,130,846,701

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		ordinary shares		ordinary shares		Treasury stock purchases		Additional	other		Total
		Number of		Number of		Number of		paid in	comprehensive	Retained	shareholders’	Non-controlling
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	earnings	equity	interests	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2023		858,051,996	68	380,552,051	29	(121,363,408)	(4,324,565)	18,154,442	(47,846)	7,079,416	20,861,544	235	20,861,779
Profit/(loss) for the year		—	—	—	—	—	—	—	—	4,281,474	4,281,474	(2,525)	4,278,949
Share-based compensation	13	—	—	—	—	—	—	290,831	—	—	290,831	—	290,831
Shares issued upon exercise of employee share options/ RSUs	11,13	8,244,200	1	—	—	—	—	11,165	—	—	11,166	—	11,166
Share conversion from Class B to Class A	11	25,000,000	2	(25,000,000)	(2)
Treasury stock purchases					—	(23,134,984)	(874,692)	—	—	—	(874,692)	—	(874,692)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(1,587)	—	(1,587)	—	(1,587)
Capital injections from non-controlling interests		—	—	—	—	—	—	—	—	—	—	5,285	5,285
Balance at December 31, 2023		891,296,196	71	355,552,051	27	(144,498,392)	(5,199,257)	18,456,438	(49,433)	11,360,890	24,568,736	2,995	24,571,731

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except for share and per share data)

		Class A		Class B					Accumulated
		ordinary shares		ordinary shares		Treasury stock purchases		Additional	other		Total	Non-
		Number of		Number of		Number of		paid in	comprehensive		shareholders’	controlling
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss)/income	Retained earnings	equity	interests	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2024		891,296,196	71	355,552,051	27	(144,498,392)	(5,199,257)	18,456,438	(49,433)	11,360,890	24,568,736	2,995	24,571,731
Profit/(loss) for the year		—	—	—	—	—	—	—	—	5,443,094	5,443,094	(10,038)	5,433,056
Share-based compensation	13	—	—	—	—	—	—	334,926	—	—	334,926	—	334,926
Shares issued upon exercise of employee share options/ RSUs	11,13	10,770,792	1	—	—	—	—	16,005	—	—	16,006	—	16,006
Surrendered and cancellation of Class A ordinary shares	11	(2)	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(200,483)	—	(200,483)	263	(200,220)
Declaration of dividend		—	—	—	—	—	—	—	—	(2,151,038)	(2,151,038)	—	(2,151,038)
Balance at December 31, 2024		902,066,986	72	355,552,051	27	(144,498,392)	(5,199,257)	18,807,369	(249,916)	14,652,946	28,011,241	(6,780)	28,004,461

As of January 1, 2025		902,066,986	72	355,552,051	27	(144,498,392)	(5,199,257)	18,807,369	(249,916)	14,652,946	28,011,241	(6,780)	28,004,461
Profit/(loss) for the year		—	—	—	—	—	—	—	—	11,337,721	11,337,721	(35,814)	11,301,907
Share-based compensation	13	—	—	—	—	—	—	343,024	—	—	343,024	—	343,024
Shares issued upon exercise of employee share options/ RSUs	11,13	8,220,376	1	—	—	—	—	7,782	—	—	7,783	—	7,783
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	301,743	—	301,743	(119)	301,624
Changes in the fair value of financial assets		—	—	—	—	—	—	—	(324)	—	(324)	(150)	(474)
Acquisition of subsidiaries		—	—	—	—	—	—	—	—	—	—	362,797	362,797
Balance at December 31, 2025		910,287,362	73	355,552,051	27	(144,498,392)	(5,199,257)	19,158,175	51,503	25,990,667	40,001,188	319,934	40,321,122

The accompanying notes are an integral part of these consolidated financial statements

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,
	Note	2023	2024	2025	2025
		HK$	HK$	HK$	US$
Cash flows from operating activities
Net income		4,278,949	5,433,056	11,301,907	1,452,070
Adjustments for:
Depreciation and amortization		60,849	69,917	72,313	9,291
Expected credit loss expenses		18,080	39,610	270,336	34,733
Share of loss from equity method investments		13,497	103,934	51,619	6,632
Foreign exchange (gains)/losses		(66,032)	150,416	(234,859)	(30,175)
Share-based compensation	13	290,831	334,926	343,024	44,072
Realized gain from investments	4	(68,323)	(99,856)	(78,464)	(10,081)
Unrealized (gains)/ losses from investments		(58,950)	81,440	(242,965)	(31,216)
Revaluation gain on previously held equity interest		—	—	(8,167)	(1,049)
Deferred income tax benefit	23	(14,769)	(17,975)	(78,992)	(10,149)
Amortization of right-of-use assets		110,357	105,588	150,674	19,359
Realized loss from disposal of property and equipment and intangible assets		—	31,094	13,174	1,693

Changes in operating assets:
Net (increase)/decrease in amounts due from related parties		—	(61,200)	54,420	6,992
Net increase in securities purchased under agreements to resell		(101,039)	(183,262)	(191,466)	(24,600)
Net increase in loans and advances		(5,852,341)	(17,206,444)	(13,929,429)	(1,789,656)
Net decrease/(increase) in accounts receivable from clients and brokers		945,661	(12,275,804)	(1,539,231)	(197,761)
Net (increase)/decrease in accounts receivable from clearing organizations		(1,177,840)	967,730	(2,245,409)	(288,491)
Net increase in accounts receivable from fund management companies and fund distributors		(72,605)	(1,058,781)	(786,614)	(101,064)
Net decrease/(increase) in interest receivable		9,737	(314,170)	(225,079)	(28,918)
Net (increase)/decrease in prepaid assets		(9,929)	(19,487)	8,594	1,104
Net increase in other assets		(287,513)	(941,275)	(1,062,992)	(136,574)

Changes in operating liabilities:
Net increase/(decrease) in amounts due to related parties		17,593	10,089	(11,939)	(1,534)
Net (decrease)/ increase in accounts payable to clients and brokers		(4,613,791)	51,666,332	44,853,871	5,762,836
Net (decrease)/ increase in accounts payable to clearing organizations		(27,771)	479,300	247,568	31,808
Net increase in accounts payable to fund management companies and fund distributors		84,774	331,501	769,229	98,831
Net increase in payroll and welfare payable		307,192	116,188	526,140	67,599
Net increase/(decrease) in interest payable		34,245	42,855	(34,970)	(4,493)
Net decrease in operating lease liabilities		(107,528)	(88,736)	(139,738)	(17,954)
Net increase in securities sold under agreements to repurchase		—	2,574,659	2,168,437	278,601
Net (decrease)/increase in other liabilities		(50,730)	724,678	767,141	98,562
Net cash (used in)/generated from operating activities		(6,337,396)	30,996,323	40,788,133	5,240,468

FUTU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

		Year Ended December 31,
	Note	2023	2024	2025	2025
		HK$	HK$	HK$	US$
Cash flows from investing activities
Purchase of property and equipment and intangible assets		(77,763)	(167,521)	(54,732)	(7,033)
Purchase of short-term investments		(4,755,173)	(796,358)	(3,283,961)	(421,924)
Proceeds from disposal of short-term investments		2,417,221	1,509,471	1,454,962	186,934
Acquisition of long-term investments		(11,767)	(440,000)	(381,313)	(48,991)
Placement of term deposits		(29,282)	—	—	—
Maturity of term deposits		29,882	—	4,990	641
Cash (paid)/acquired for acquisitions, net of cash acquired		(17,536)	(1,660)	476,659	61,241
Net cash (used in)/ generated from investing activities		(2,444,418)	103,932	(1,783,395)	(229,132)

Cash flows from financing activities
Proceeds from exercise of employee share options		11,616	20,157	7,897	1,015
Purchase of treasury stocks	11	(874,692)	—	—	—
Dividends distribution		—	—	(2,151,038)	(276,366)
Proceeds from other borrowings		79,581,200	85,513,998	197,364,836	25,357,475
Repayment of other borrowings		(76,410,167)	(85,463,304)	(190,924,915)	(24,530,073)
Net cash generated from financing activities		2,307,957	70,851	4,296,780	552,051

Effect of exchange rate changes on cash, cash equivalents and restricted cash		66,352	(149,866)	235,916	30,311

Net (decrease)/ increase in cash, cash equivalents and restricted cash		(6,407,505)	31,021,240	43,537,434	5,593,698
Cash, cash equivalents and restricted cash at beginning of the year		55,715,585	49,308,080	80,329,320	10,320,727

Cash, cash equivalents and restricted cash at end of the year		49,308,080	80,329,320	123,866,754	15,914,425

Cash, cash equivalents and restricted cash
Cash and cash equivalents		4,937,538	11,688,383	10,465,888	1,344,659
Cash held on behalf of clients		44,369,310	68,639,816	113,398,356	14,569,444
Restricted cash		1,232	1,121	2,510	322
Cash, cash equivalents and restricted cash at end of the year		49,308,080	80,329,320	123,866,754	15,914,425

Supplemental disclosure
Interest paid		(876,514)	(1,574,595)	(1,792,822)	(230,342)
Income tax paid		(698,821)	(761,907)	(1,646,304)	(211,517)
Cash paid for amounts include in operating lease liabilities		(128,160)	(138,875)	(185,237)	(23,799)

The accompanying notes are an integral part of these consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

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

As of December 31, 2025, the Company’s principal subsidiaries and the consolidated VIE are as follows:

		Place of	Percentage of
	Date of Incorporation/	Incorporation/	Direct or Indirect
Subsidiaries	Establishment/	Establishment	Economic Interest	Principal Activities
Futu Securities International (Hong Kong) Limited (“Futu Securities”)	April 17, 2012	Hong Kong	100%	Financial services
Moomoo Financial Inc	December 17, 2015	Delaware, USA	100%	Financial services
Futu Clearing Inc.	August 13, 2018	Delaware, USA	100%	Financial services
Moomoo Financial Singapore Pte. Ltd	December 17, 2019	Singapore	100%	Financial services
Moomoo Securities Australia Ltd.	February 15, 2001	New South Wales, AUS	100%	Financial services
Moomoo Securities Japan Co., Ltd.	April 5, 1920	Tokyo, Japan	100%	Financial services
Moomoo Financial Canada Inc.	August 7, 2015	Ontario, Canada	85%	Financial services
Futu Lending Limited	April 18, 2017	Hong Kong	100%	Financial services
Futu Securities (Hong Kong) Limited	May 2, 2014	Hong Kong	100%	Investment holding
Moomoo Securities Malaysia Sdn. Bhd.	November 22, 2021	Malaysia	100%	Financial services
Futu Network Technology Limited	May 17, 2015	Hong Kong	100%	Research and development and technology services
Futu Network Technology (Shenzhen) Co., Ltd.	October 14, 2015	Shenzhen, PRC	100%	Research and development and technology services
Shen Si Network Technology (Beijing) Co., Ltd. (“Shen Si”)	September 15, 2014	Beijing, PRC	100%	No substantial business

VIE
Shenzhen Futu Network Technology Co., Ltd.(1) (“Shenzhen Futu”)	December 18, 2007	Shenzhen, PRC	100%	Research and development and technology services

Note:

(1)	Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer (“CEO”) of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES

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

Shareholders’ Voting Rights Proxy Agreements. Pursuant to the Shareholders’ Voting Rights Proxy Agreements, each shareholder of VIEs irrevocably authorized Shen Si or any person(s) designated by Shen Si to exercise such shareholders’ rights in VIEs, including without limitation, the power to participate in and vote at shareholders’ meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting right permitted by the articles of association of VIEs. The shareholders’ voting rights proxy agreements remain irrevocable and continuously valid from the date of execution until the expiration of the business term of Shen Si and can be renewed upon request by Shen Si.

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

Exclusive Option Agreements. Pursuant to the Exclusive Option Agreements, each shareholder of VIEs has irrevocably granted Shen Si an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholders’ equity interests in VIEs. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of VIEs undertakes that, without the prior written consent of Shen Si, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in VIEs, (ii) transfer or otherwise dispose of his or her equity interests in VIEs, (iii) change VIEs’ registered capital, (iv) amend VIEs’ articles of association, (v) liquidate or dissolve VIEs, or (vi) distribute dividends to the shareholders of VIEs. In addition, VIEs undertake that, without the prior written consent of Shen Si, they will not, among other things, dispose of VIEs’ material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of their assets, or transfer or otherwise dispose of their material assets. Unless otherwise terminated by Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	As of December 31,
	2024	2025

	(HK$ in thousands)
Total assets	496,776	619,212
Total liabilities	186,802	188,902

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Total operating revenue	301,087	244,315	305,968
Net income	97,248	54,087	83,530

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Net cash (used in)/generated from operating activities	(11,798)	(2,222)	255
Net cash used in investing activities	(6,818)	(5,556)	(6,338)
Net cash generated from financing activities	—	—	6,643
Effect of exchange rate changes on cash, cash equivalents and restricted cash	123	(282)	165
Net (decrease)/increase in cash, cash equivalents and restricted cash	(18,493)	(8,060)	725
Cash, cash equivalents and restricted cash at beginning of the year	32,801	14,308	6,248
Cash, cash equivalents and restricted cash at end of the Year	14,308	6,248	6,973

Transactions between the VIEs and other entities in the consolidated group

Total assets for 2024 and 2025 include amounts due from internal companies in the consolidated group in the amount of HK $457,214 thousand and HK$572,472 thousand, respectively. Total liabilities include amounts due to the internal companies in the amount of HK$79,608 thousand and HK$49,949 thousand, respectively. During 2023, 2024 and 2025, the VIEs earned inter-company revenues in the amounts of HK$ 279,145 thousand, HK$ 229,561 thousand and HK$ 291,645 thousand, respectively. In addition,there were no advances from Group companies to the VIEs, nor any repayments of advances to Group companies by the VIEs in 2023, 2024 and 2025. All of these balances and transactions have been eliminated in consolidation.

A series of contractual agreements have been entered into by and among the WFOE, the VIEs and their respective shareholders. The Company depends on these contractual arrangements to provide the subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB Accounting Standards Codification (“ASC”) 810, making it the primary beneficiary of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar, which enable the Company to (1) have power to direct activities that most significantly impact the entity’s economic performance, and (2) receive the economic benefits from the VIEs that could be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and VIEs’ subsidiaries, except for registered capital of the VIEs and their subsidiaries amounting to RMB 10 million as of December 31, 2024 and 2025, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through the VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses on financial instruments, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, assessment for impairment of long-term investments and other non-current assets, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset, the estimation of the expected usage and the estimated relative standalone selling price of the incentive points and coupons, goodwill, fair value of intangible assets acquired and non-controlling interests with respect to business combination and valuation of financial instruments measured at fair value. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). Group’s OCI mainly comprise of gains or losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated other comprehensive (loss)/income in the consolidated balance sheets.

Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=HK$7.7833, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC 805”) “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

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

The Group’s in-scope assets are primarily margin loans that are included in loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. The Group monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Group applies the practical expedient based on collateral maintenance provisions in accordance with ASC 326 - 20 - 35 – 6 in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when the Group reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of expected credit losses when the collateral’s fair value is greater than the amortized cost of the financial assets. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. Certain margin loans with different risk characteristics are separately assessed in estimating the allowance for credit losses by using probability-of-default methods, to reflect the expected recovery strategy and timing.

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

Bank loans that are included in other advances comprise financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans. The allowance for credit losses on these loans is estimated under ASC Topic 326 based on historical credit experience, current conditions and reasonable and supportable forecasts, using internal and external data and forward-looking macroeconomic information and, where applicable, the value of pledged collateral.

For the year ended December 31, 2023, 2024 and 2025, expected credit loss expenses of HK$18,080 thousand, HK$39,610 thousand and HK$270,336 thousand resulting from the assessment of allowance for credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income respectively.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term Deposit

Term deposit consists of bank deposits with an original maturity of greater than three months.

Restricted Cash

The Group is required to maintain restricted cash deposits for certain property leases. These funds are restricted and have been classified as such on our consolidated balance sheets due to the nature of restriction.

Short-term Investments

The Group classifies certain highly liquid investment with original maturities less than twelve months and those expected to be convertible to cash within the next twelve months as short-term investments. The Group’s short-term investments consist of held-to-maturity debt securities, available-for-sale debt securities, financial assets at fair value through profit or loss and money market funds.

Investments in debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Available-for-sale debt securities are accounted for at fair value, and the related unrealized fair value gains and losses are included in other comprehensive (loss)/income. Financial assets at fair value through profit or loss mainly include investments in funds that are non-exchange-traded. The Group applies the practical expedient in accordance with ASC 820-10-35-59 in estimating fair value of the funds and considers the net asset value (“NAV”) of the funds provided by the fund manager to be the best estimate of fair value. The Group uses NAV per share to measure the fair value of investments in funds. Besides, money market funds are valued using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these quoted prices as Level 1.

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

Loans and advances

Loans and advances mainly include margin loans, stock-pledged loans and bank loans, extended to clients. They are mainly collateralized by securities and insurance policies and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

Stock-pledged loans to enterprises that are included in other advances mainly pledged listed shares of other companies provided by these borrowers as collateral.

Bank loans that are included in other advances comprise financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans.

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

Receivables from and Payables to Clients

Receivables from clients include amounts due on brokerage transactions on a trade-date basis. Amounts payable to clients represent amounts due to brokerage clients and bank customers in the ordinary course of business. Brokerage client payables represent the closing cash balance to the customers, which mainly include cash deposits and amounts due on brokerage transactions on a trade date basis, while bank customer deposits mainly represent savings and time deposits placed with the Group’s banking subsidiary.

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

Receivables from and Payables to Brokers, Clearing Organizations and Fund Management Companies and Fund Distributors (Continued)

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

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2024 and 2025, the weighted-average remaining lease term on these leases is approximately three years and four years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.09% and 4.04%, respectively.

For the years ended December 31, 2023, 2024 and 2025, right-of-use assets obtained under operating leases was HK$146,560 thousand, HK$171,264 thousand and HK$517,794 thousand, respectively. The Group’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Group may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term investments

The Group’s long-term investments primarily consist of equity method investments, equity investments without readily determinable fair values and equity investments with readily determinable fair values.

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

The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other specific information. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value. For the years ended December 31, 2023, 2024 and 2025, no impairment provision was recognized.

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

3)Equity investments with readily determinable fair values

In accordance with ASC 321 Investment—Equity Securities, for those equity investments with readily determinable fair values, the Group does not assess whether those investments are impaired. Fair values of investments are re-measured at each reporting date in accordance with ASC 820.

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

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost of purchase, and is shown separately in the shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the par value of the shares. The excess of the repurchase cost of treasury shares over the par value is allocated between additional paid-in capital and retained earnings. Refer to Note 11 for details.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The carrying amount of cash and cash equivalents, cash held on behalf of clients, restricted cash, receivables from and payables to clients, brokers, clearing organizations and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Term deposit, loans and advances, borrowings, securities purchased under agreements to resell, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of term deposit, loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Short-term investments except for held-to-maturity debt securities are measured at fair value.

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

2) Interest income is primarily in connection with business such as margin financing, securities lending services, IPO financing, stock-pledged loan, held-to-maturity debt securities and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Nature of Services (Continued)

3) Other income is primarily in connection with business such as currency exchange service, underwriting service, IPO subscription service, market data service, enterprise public relations service, technology service and funds distribution service, etc.

i) Currency exchange service income is charged to individual customers for providing currency exchange service. ii) Underwriting fee income are generated from investment banking business primarily by providing equity sub underwriting to corporate issuers. iii) IPO subscription service income is generated from provision of new share subscription services to individual customers in relation to IPOs in the capital markets. iv) Market information and data income is charged to individual customers for market data service. v) Enterprise public relations service income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futubull and Moomoo app. vi) Technology service income is generated from provision of information technology services. vii) Funds distribution service income is charged to fund management companies for providing fund products distribution service.

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

Processing and Servicing Costs

Processing and servicing costs mainly consist of market information and data fee, data transmission fee, cloud service fee and system cost. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in the regions of subsidiaries. Cloud service fee mainly represent the data storage and computing service. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for personnel engaged in marketing and business development activities. Advertising and promotion costs, including incentives in the form of free goods granted to customers, are expensed as incurred and are included within selling and marketing expenses in the consolidated statements of comprehensive income.

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

Foreign Currency Gains or Losses

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

Share-Based Compensation

The Group follows ASC 718 to determine whether a share option and a restricted share units should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation (Continued)

The Group determined the fair value of the restricted share units with reference to the fair value of the underlying shares as of the grant date. The Group utilizes the binomial option pricing model to estimate the fair value of stock options granted, with the assistance of an independent valuation firm.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest. See Note 13 for further discussion on share-based compensation.

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

The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of shares outstanding for that period.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options and vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such share would be anti-dilutive.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

As of December 31, 2024 and 2025, the Group had RMB-denominated net liabilities of HK$6,586.9 million and HK$8,404.6 million, respectively. We estimate that a 10% depreciation of RMB against the Hong Kong dollar based on the foreign exchange rate on December 31, 2024 and 2025, would result in an increase of HK$658.7 million and HK$840.5 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2024 and 2025. We estimate that a 10% appreciation of RMB against the Hong Kong dollar based on the foreign exchange rate on December 31, 2024 and 2025 would result in a decrease of HK$658.7 million and HK$840.5 million, respectively, in the Group’s pre-tax profit for the years ended December 31, 2024 and 2025.

2)	Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by rules mandated by the Group’s primary regulators. These financial institutions are of sound credit ratings, therefore the Group believes that there is no significant credit risk related to cash held on behalf of clients.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

2)Credit risk (Continued)

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group’s credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organizations. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. Stock-pledged loans to enterprise pledged by listed shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of stock-pledged loans in real time, and has the right to dispose of the pledged listed shares once the collateral level falls under the minimal level required to get the loans repaid. Bank loans are exposed to credit risk from clients who fail to repay the loans. The Group oversees the management of credit risk through formulating credit policies and procedures, overseeing the credit quality of the loan portfolio, ensuring an independent and objective assessment of credit risk, controlling exposure to selected industries, counterparties, countries and portfolio types etc.

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

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established, and exposure is monitored in light of changing counterparty and market conditions.

The concentration of credit risk arises when loans are concentrated with a small number of borrowers or a limited number of listed shares pledged. The Group made loans to third-party enterprises secured by pledged listed shares and is exposed to credit risk in the case of default by debtors and market downturn or decline in the prices of the pledged securities. As of December 31, 2024 and 2025, a single borrower accounted for 95.91% and 95.99% of the Group’s total outstanding balance of stock-pledged loans, respectively, with a majority of the collaterals comprising of listed shares in a single company.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

2)Credit risk (Continued)

The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2024 and 2025, the total outstanding balance of stock-pledged loans was HK$1,907,250 thousand and HK$1,907,756 thousand, respectively. The collateral’s value depends on the changes in stock price and price volatility, the Group considers that it has adequate controls over the monitoring of collateral’s value and require additional collaterals when the collateral level drops below the minimum threshold required, in order to minimize the related credit risk.

3)Interest rate risk

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

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of December 31, 2025 indicate that a 1% (100 basis points) increase/ decrease in interest rates over a 12-month period would have increased/decreased the Group’s profit before tax by approximately HK$844.1 million (US$108.5 million), depending largely on the extent and timing of possible changes in floating rates.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption was permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Group adopted ASU 2023-09 during the year ended December 31, 2025. See Note 23 taxation in the accompanying notes for further detail.

New accounting standards which have not yet been adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. This ASU will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU will result in the required additional disclosures being included in the notes to consolidated financial statements, once adopted. The Group is currently evaluating the impact of this ASU and expects to adopt it for the year ending December 31, 2027.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy financial assets and financial liabilities measured at fair value as of December 31, 2024 and 2025. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets at Fair Value as of
	December 31, 2024
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments (1)	164,187	—	—	164,187
Other financial assets	51,606	—	—	51,606
Total financial assets, measured at fair value	215,793	—	—	215,793

	Financial Liabilities at Fair Value as of
	December 31, 2024
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Other financial liabilities (2)	—	(5,827)	—	(5,827)
Total financial liabilities, measured at fair value	—	(5,827)	—	(5,827)

	Financial Assets at Fair Value as of
	December 31, 2025
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)

Short-term investments (1)	1,149,028	1,115,407	—	2,264,435
Other equity investments (3)	5,514	—	—	5,514
Total financial assets, measured at fair value	1,154,542	1,115,407	—	2,269,949
(1)	The amounts of short-term investments exclude investments in funds measured based on NAV per share, which are not classified in the fair value hierarchy. As of December 31, 2024 and 2025, the fair values of these investments in funds were HK$739,136 thousand and HK$1,459,862 thousand, respectively. The investments in funds include open-ended fixed income fund, which mainly invests in debt securities, and hybrid funds that invest in a variety of debt and equity securities. There were no unfunded commitments related to these investments in funds as of December 31, 2025, and certain investments in funds are subject to initial lock-up period of no more than 12 months. The Group invests in certain debt securities classified as available-for-sale debt securities under short-term investments. The non-listed debt securities are classified as Level 2 of the fair value hierarchy, and valued with quoted prices for identical debt securities from inactive markets.
(2)	The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The currency futures contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data.
(3)	The amounts of other equity investments are adjusted for observable price changes based on the public trading price. Refer to Note 7 for details.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the years ended December 31, 2024 and 2025, there were no transfers between levels for financial assets and liabilities, at fair value.

Financial Assets and Liabilities Not Measured at Fair Value

The following financial instruments are not measured at fair value in the Group’s consolidated balance sheets as of December 31, 2024 and 2025, but require disclosure of their fair values: cash and cash equivalents, cash held on behalf of clients, term deposit, restricted cash, held-to-maturity debt securities, securities purchased under agreements to resell, loans and advances, receivables, other financial assets, amounts due to related parties, payables, securities sold under agreements to repurchase, borrowings and other financial liabilities. The estimated fair value of such instruments at December 31, 2024 and 2025 approximates their carrying value due to their generally short maturities. If measured at fair value in the financial statements, cash and cash equivalents, cash held on behalf of clients and term deposit would be classified as level 1, while other financial instruments would be classified as level 2.

Netting of Financial Assets and Financial Liabilities

The Group’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. The following tables represents the amounts of financial instruments that are offset in the consolidated balance sheets as of December 31, 2024 and 2025.

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2024	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	12,038,178	(8,761,115)	3,277,063	—	—	3,277,063

Financial liabilities
Amounts due to clearing organizations	9,549,039	(9,045,643)	503,396	—	—	503,396

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2025	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	20,396,274	(14,873,802)	5,522,472	—	—	5,522,472

Financial liabilities
Amounts due to clearing organizations	15,624,766	(14,873,802)	750,964	—	—	750,964

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.SHORT-TERM INVESTMENTS

The following is a summary of short-term investments:

	As of December 31,
	2024	2025

	(HK$ in thousands)

Held-to-maturity debt securities	1,507,751	2,964,575
Available-for-sale debt securities	—	2,172,718
Financial assets at fair value through profit or loss	739,136	1,535,485
Money market funds	164,187	16,093
Total	2,411,074	6,688,871

For the years ended December 31, 2023, 2024 and 2025, the Group recorded realized gain of HK$68,323 thousand, HK$99,856 thousand and HK$78,464 thousand related to short-term investments in the consolidated statements of comprehensive income, respectively.

5.LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2024	2025

	(HK$ in thousands)

Operating lease right-of-use assets	253,212	569,939
Operating lease liabilities	277,281	593,932

The following table presents operating lease expense reported in the consolidated statements of comprehensive income related to the Group’s leases:

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)

Operating lease cost	122,333	140,062	181,431

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2025 to the present value of its operating lease payments:

Amount
(HK$ in thousands)
For the year ending December 31,
2026	204,431
2027	161,391
2028	122,467
2029	52,834
2030	27,203
Thereafter	78,032
Total undiscounted operating lease payments	646,358
Less: imputed interest	(52,426)
Present value of operating lease liabilities	593,932

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.LOANS AND ADVANCES

	As of December 31,
	2024	2025

	(HK$ in thousands)
Margin loans	47,833,365	60,976,139
Other advances (1)	1,966,383	4,145,503
Subtotal	49,799,748	65,121,642
Less: Allowance for credit losses (2)	(85,252)	(374,604)
Total	49,714,496	64,747,038
(1)

Stock-pledged loans are included in other advances as of December 31, 2024 and 2025 with a gross amount of HK$1,907,250 thousand and HK$1,907,756 thousand, respectively. Bank loans are included in other advances as of December 31, 2025 with a gross amount of HK$2,203,074 thousand.

(2)	The allowance for credit losses was HK$85,252 thousand and HK$374,604 thousand as of December 31, 2024 and 2025, of which nil and nil relate to stock-pledged loans, respectively.

7.LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

	As of December 31,
	2024	2025

	(HK$ in thousands)

Equity method investments (1)	557,615	609,656
Other equity investments (2)	15,575	5,564
Total	573,190	615,220
(1)	Equity method investments

As of December 31, 2024 and 2025, the Group’s investments accounted for under the equity method totaled HK$557,615 thousand and HK$609,656 thousand, respectively. The Group applies the equity method of accounting to account for its equity method investments over which it has significant influence but does not own a majority equity interest or otherwise control.

As of December 31, 2024 and 2025, the Group’s equity method investments primarily consisted of investments in private equity funds, with carrying amounts of HK$203,679 thousand and HK$609,656 thousand, respectively. The Group recognized investment losses of HK$13,497 thousand and HK$17,870 thousand for the years ended December 31, 2023 and 2024, respectively, and an investment gain of HK$24,112 thousand for the year ended December 31, 2025. Based on the Group’s assessment on the recoverable amounts of these equity method investments, as of December 31, 2024 and 2025, no impairment provision on the equity method investment was recognized.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.LONG-TERM INVESTMENTS (Continued)

(1)	Equity method investments (Continued)

On September 16, 2025, the Group acquired additional equity interests in Gravitation Fintech HK Limited and its wholly-owned subsidiary Airstar Bank Limited (“Gravitation and its subsidiary”) for a total consideration of HK$786.4 million. The total consideration consisted of a cash payment of HK$500.0 million and the fair value of the Group’s previously held equity interests of HK$286.4 million, with identifiable net assets acquired amounting to HK$1,039.0 million as of acquisition date. Net assets acquired primarily consisted of cash and cash equivalents of HK$976.7 million, short-term investments of HK$2,050.2 million, loans and advances of HK$1,377.3 million and payables to clients of HK$2,997.6 million as of the date of acquisition. Fair value of the Group’s previously held equity interests and the non-controlling interests were estimated by applying the market approach. Upon completion of the transaction, the Group’s effective equity interest in Gravitation and its subsidiary increased to approximately 68%, Gravitation and its subsidiary became consolidated subsidiaries of the Group. For the year ended December 31, 2024 and 2025, the Group recognized investment losses of HK$86,064 and HK$75,731 thousand in its consolidated financial statements.

(2)Other equity investments

In December 2021, the Group invested in a private equity fund by acquiring 2.75% ordinary equity interest with a total consideration of HK$15,596 thousand. As of December 31, 2024, the Group’s equity investments without readily determinable fair values totaled HK$15,575 thousand. Equity securities without determinable fair values of the Group represent investments in privately held companies with no readily determinable fair value. The Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes. As of December 31, 2024, no impairment provision on the equity investments without readily determinable fair values was recognized.

In September 2025, such private equity fund was listed on NASDAQ and the Group has reclassified this equity investment with readily determinable fair values. The equity investments had been adjusted for subsequent observable price changes based on the public trading price as of December 31, 2025, resulting a fair value loss of HK$10,050 thousand been recognized in others, net for the year ended December 31, 2025.

8.OTHER ASSETS

	As of December 31,
	2024	2025

	(HK$ in thousands)
Current:
Deposit	41,222	94,879
Prepaid withholding tax	32,276	75,295
Staff advances	5,734	4,862
Others	81,098	50,442
Total	160,330	225,478
Non-current:
Refundable deposit	1,640,742	2,871,513
Property and equipment, net	187,584	164,051
Deferred tax assets (Note 23)	111,871	205,860
Goodwill	—	110,203
Intangible assets, net	85,644	109,804
Total	2,025,841	3,461,431

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.BORROWINGS

	As of December 31,
	2024	2025

	(HK$ in thousands)

Borrowings from banks (1)	5,702,259	12,143,237

The Group obtained borrowings mainly to support its margin financing business. Those borrowings bear weighted average interest rates of 4.18% and 3.96% as of December 31, 2024 and 2025, respectively.

(1)

The Group has unused borrowing facilities of HK$18.2 billion and HK$13.9 billion from banks as of December 31, 2024 and 2025, of which HK$582.2 million and HK$583.64 million are committed, and the remaining are uncommitted, respectively. These bank borrowings were mainly pledged by margin clients’ stocks as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate (“HIBOR”), CNH HIBOR, etc.

10.ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2024	2025

	(HK$ in thousands)
Current:
Accrued payroll and welfare expenses	1,292,026	1,818,166
Tax payables	644,131	1,478,187
Temporary payables in relation to fund distribution services	119,033	300,324
Stamp duty, trading levy and trading fee payables	128,027	266,254
Accrued advertising and promotion fee	173,068	242,864
Payables to corporate clients in relation to Employee Stock Ownership Plan(“ESOP”) management services (1)	259,287	154,469
Accrued processing and servicing costs	72,185	121,960
Dividend payable	2,151,038	—
Others	98,010	144,905
Total	4,936,805	4,527,129
Non-current:
Deferred tax liabilities (Note 23)	4,882	20,856
Others	3,179	1,050
Total	8,061	21,906
(1)	Payables to corporate clients in relation to ESOP management services mainly consist of exercise payment of share options and related withholding tax. These payables are usually expected to be settled within one year.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.ORDINARY SHARES AND TREASURY STOCK

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

11.ORDINARY SHARES AND TREASURY STOCK (Continued)

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

During the year ended December 31, 2023, 2024 and 2025, 2,560,304, 3,944,400 and 1,510,880 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options. During the year ended December 31, 2023, 2024 and 2025, 5,683,896, 6,826,392 and 6,709,496 shares of Class A Ordinary Shares were issued upon vest of outstanding restricted shares units under the Group’s share-based incentive plans (Note 13).

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

As of December 31, 2023, the Group had repurchased an aggregate of 144,498,392 Class A ordinary shares under these share repurchase programs in the open market, at an average price of US$36.81 per ADS, or US$4.60 per share for a total consideration US$664.8 million (HK$5,199.3 million). In 2024 and 2025, the Group did not repurchase ordinary shares.

12.RESTRICTED NET ASSETS

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

12.RESTRICTED NET ASSETS (Continued)

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

As of December 31, 2024 and 2025, the restricted net assets of the Group’s relevant PRC entities amounted to HK$306,020 thousand and HK$307,794 thousand, respectively.

For the year ended December 31, 2025, the Group performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.

13.SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Research and development expenses	201,033	230,830	226,490
General and administrative expenses	69,560	81,966	88,091
Selling and marketing expenses	20,238	22,130	28,443
Total share-based compensation expenses	290,831	334,926	343,024

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

13.SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

On December 30, 2019, the Company modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60.

For the years ended December 31, 2023, 2024 and 2025, the Group granted 128,000, nil and nil stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the years ended December 31, 2023, 2024 and 2025 is included in the table below.

	Options granted	Weighted average
	share number	exercise price per option (US$)
Outstanding at December 31, 2022	9,986,146	0.5556
Exercised	(2,560,304)	0.5574
Granted	128,000	0.6500
Forfeited	(294,480)	0.6368
Outstanding at December 31, 2023	7,259,362	0.5533
Exercised	(3,944,400)	0.5205
Forfeited	(656,080)	0.3667
Outstanding at December 31, 2024	2,658,882	0.6480
Exercised	(1,510,880)	0.6477
Outstanding at December 31, 2025	1,148,002	0.6483

The following table summarizes information regarding the share options outstanding as of December 31, 2025 and exercise prices and aggregate intrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2025
			Weighted-
			average
		Weighted-	remaining
		average	exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousand
Options
Outstanding	1,148,002	0.6483	2.92	22,820
Exercisable	1,116,002	0.6483	2.85	22,184
Expected to vest	32,000	0.6500	5.50	636

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2025.

The weighted average grant date fair value of options granted for the years ended December 31, 2023, 2024 and 2025 were US$4.9563, nil and nil per option, respectively.

Options exercised for the years ended December 31, 2023, 2024 and 2025 were 2,560,304, 3,944,400 and 1,510,880, respectively. The total intrinsic value of options exercised during year ended December 31, 2025 was approximately HK$170,939 thousand (US$21,962 thousand).

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The fair value of each option granted during 2023, 2024 and 2025 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2023	2024	2025

Risk-free interest rate	4.13%	NA	NA
Expected term (in years)	4.00	NA	NA
Expected dividend yield	0%	NA	NA
Expected volatility	40%	NA	NA
Expected forfeiture rate (post-vesting)	15%	NA	NA

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

As of December 31, 2025, there was HK$1,066 thousand (US$137 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.00 years, and may be adjusted for future changes in estimated forfeitures.

Restricted Shares Units Plan

In December 2018, the Board of Directors of the Company approved the 2019 Share Incentive Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted share units granted to employees under the plan for the years ended December 31, 2023, 2024 and 2025:

		Weighted -
		average grant date
	Shares awarded number	fair value per share(US$)
Outstanding at January 1, 2023	26,692,248	5.3631
Vested	(5,683,896)	5.0877
Granted	8,769,800	6.1047
Forfeited	(2,500,424)	5.2052
Outstanding at December 31, 2023	27,277,728	5.6734
Vested	(6,826,392)	6.1047
Granted	2,225,760	9.3712
Forfeited	(2,665,656)	5.2956
Outstanding at December 31, 2024	20,011,440	5.9879
Vested	(6,709,496)	9.3712
Granted	5,702,392	10.9081
Forfeited	(1,842,848)	6.2381
Outstanding at December 31, 2025	17,161,488	6.2732

For the years ended December 31, 2023, 2024 and 2025, the Group granted 8,769,800, 2,225,760 and 5,702,392 restricted shares units to employees pursuant to the 2019 Share Incentive Plan, respectively.

As of December 31, 2025, there was HK$943,387 thousand (US$121,207 thousand) of unrecognized compensation expenses related to the restricted shares units, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.38 years and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	4,281,474	5,443,094	11,337,721
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,104,899,411	1,104,199,740	1,114,463,205
Net income per share attributable to ordinary shareholders of the Company - basic	3.88	4.93	10.17
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary Shareholders of the Company	4,281,474	5,443,094	11,337,721
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,104,899,411	1,104,199,740	1,114,463,205
Dilutive effect of share options and restricted share units	14,754,160	16,278,443	16,383,496
Weighted average number of ordinary shares outstanding - diluted	1,119,653,571	1,120,478,183	1,130,846,701
Net income per share attributable to ordinary shareholders of the Company - diluted	3.82	4.86	10.03

For the years ended December 31, 2023, 2024 and 2025, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 1,525,875, 190,012 and 24,692 shares on a weighted average basis, respectively.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	COLLATERALIZED TRANSACTIONS

The Group engages in financing transactions with its clients, primarily consisting of margin loan, stock-pledged loan and bank loan.

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

Stock-pledged loans are collateralized by listed shares provided by borrowers. The Group monitors on the collateral level of stock-pledged loans in real time, and has the right to dispose of the pledged listed shares once the collateral level falls under the minimal level required to get the loans repaid.

Bank loans comprise financing secured by insurance policies provided by borrowers as collateral and unsecured retail loans. For financing secured by insurance policies, the Group periodically confirms the cash surrender value of the insurance policies with relevant insurance companies, and has the right to surrender the policies to recover the outstanding loan in the event of default of borrowers.

The following table summarizes the amounts of loans and clients’ collaterals received and repledged by the Group as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025

	(HK$ in thousands)
Collateral received from clients	181,403,500	287,731,754
Collateral received from brokers	425,617	654,664
Collateral repledged to commercial banks and other financial institutions	26,954,280	27,721,272

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

The following table summarizes the amounts of market value of securities borrowed and loaned and cash collateral received and deposited as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025

	(HK$ in thousands)
Securities borrowed and loaned (1)	44,283,011	43,317,360
Cash collateral received from borrowers	47,919,232	48,396,947
Cash collateral deposited with lenders	14,689,034	14,946,420
(1)	Borrowed securities include securities borrowed from margin clients under authorization, in this case no cash collateral is required.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Brokerage commission income	3,198,444	4,807,655	8,727,244
Handling charge income	746,335	1,237,091	1,845,500
Total	3,944,779	6,044,746	10,572,744

Disaggregation of brokerage commission and handling charge income

The tables below present brokerage commission and handling charge income by major types of products and geographic location for the periods indicated.

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Major types of products
Securities and options brokerage	3,618,681	5,602,144	9,862,027
Futures brokerage	295,547	392,030	505,737
IPO brokerage	12,364	22,014	166,007
Others	18,187	28,558	38,973
Total	3,944,779	6,044,746	10,572,744

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Geographic location (1)
Hong Kong	3,197,605	4,721,494	7,825,932
Others	747,174	1,323,252	2,746,812
Total	3,944,779	6,044,746	10,572,744
(1)	Based on the location of the subsidiaries in which the revenues are recorded.

17.INTEREST INCOME

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Interest income from:
Bank deposits	2,482,866	2,840,770	3,759,286
Securities lending	1,053,294	1,352,746	3,413,144
Margin financing	1,754,056	2,177,686	2,955,533
Others	246,206	295,662	313,622
Total	5,536,422	6,666,864	10,441,585

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.OTHER INCOME

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Funds distribution service income	265,686	446,708	881,019
Currency exchange service income	133,644	253,082	536,153
IPO subscription service charge income	3,714	7,997	151,607
Technology service income	—	61,000	63,300
Enterprise public relations service charge income	25,941	16,706	58,616
Underwriting fee income	16,090	20,084	41,209
Market information and data income	37,053	22,795	22,625
Others	45,089	50,143	78,040
Total	527,217	878,515	1,832,569

19.BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Commission, handling and settlement expenses	249,172	340,361	588,090
IPO subscription service charge expenses	395	877	17,954
Total	249,567	341,238	606,044

20.INTEREST EXPENSES

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Interest expenses for securities borrowed	737,777	1,373,662	1,459,895
Interest expenses for margin financing	171,582	239,987	279,113
Interest expenses for other businesses	1,400	3,801	18,844
Total	910,759	1,617,450	1,757,852

21.PROCESSING AND SERVICING COSTS

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Cloud service fee	181,241	209,573	259,483
Market information and data fee	82,026	125,068	155,351
System cost	58,709	75,812	69,768
Data transmission fee	44,718	57,365	60,306
Others	9,210	18,965	33,551
Total	375,904	486,783	578,459

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.NON-INTEREST COST AND EXPENSES BY NATURE

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Employee compensation and benefits	2,539,858	2,934,035	3,505,373
Marketing and branding	461,594	1,032,197	1,616,640
Brokerage commission and handling charge expenses (Note 19)	249,567	341,238	606,044
Processing and servicing costs (Note 21)	375,904	486,783	578,459
Rental and other related expenses	157,898	175,802	211,374
Depreciation and amortization	60,849	69,917	72,313
Professional services	69,324	79,218	68,898
Others	175,182	231,781	349,338
Total	4,090,176	5,350,971	7,008,439

23.TAXATION

Income Tax

1)	Cayman Islands

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

23.TAXATION (Continued)

Income Tax (Continued)

5)	China

The Company’s subsidiaries, the consolidated VIEs and subsidiaries of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise (“HNTE”) to enjoy a reduced 15% EIT rate. Futu Network Technology (Shenzhen) Co., Ltd., one of the Company’s subsidiary, and Shenzhen Futu, the consolidated VIE, obtained the qualification certificate of HNTE under the EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2025 and 2023 respectively.

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

Dividends paid by the Group’s wholly foreign-owned subsidiaries in China to non-PRC-resident enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. As of December 31, 2024 and 2025, the total amount of undistributed earnings from the Group’s PRC subsidiaries and consolidated VIEs for which no withholding tax has been accrued was HK$4,168 million and HK$5,505 million, respectively. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.TAXATION (Continued)

Income Tax (Continued)

6)Pillar Two

The Organization of Economic Cooperation and Development has proposed a global minimum tax of 15% on a country-by-country basis (“Pillar Two”). Under the legislation, the Group is liable to pay a top-up tax for the difference between the Global Anti-Base Erosion Proposal (“GloBE”) effective tax rate for each jurisdiction and the 15% minimum rate.

For the year ended December 31, 2025, certain of the Group’s subsidiaries are located in jurisdictions where Pillar Two legislation has been in effect, including Hong Kong, Singapore, Australia, Canada, Japan, New Zealand and Malaysia. The Group has effective tax rates that exceed 15% in all jurisdictions in which it operates with assessable profits, except for Hong Kong, British Virgin Islands, and Mainland China. The Group has assessed the impact and determined that HK$321.0 million current tax provision is required due to the implementation of Pillar Two in these jurisdictions as of December 31, 2025.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Current income tax expenses	763,248	1,016,317	2,438,625
Deferred income tax benefit	(14,769)	(17,975)	(78,992)
Income tax expenses	748,479	998,342	2,359,633

Tax Reconciliation

After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year Ended December 31, 2025,
	(HK$ in thousands)	Percent
Income before income tax expenses and share of loss from equity method investment	13,713,159
Hong Kong statutory tax rate (1)	2,262,506	16.5%
Foreign tax effects	177,742	1.3%
Effect of changes in tax laws or rates Enacted in the current period	274,951	2.0%
Effect of cross-border tax laws	46,088	0.3%
Changes in valuation allowances	(608)	0.0%
Nontaxable or nondeductible items
Income not subject to tax (2)	(397,429)	(2.9)%
Other	(3,617)	0.0%
Income tax expenses	2,359,633	17.2%

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.TAXATION (Continued)

Tax Reconciliation (Continued)

The reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2023	2024

	(HK$ in thousands)
Income before income tax expenses and share of loss from equity method investments	5,040,925	6,535,332
Tax expenses at Hong Kong profit tax rate of 16.5% (1)	831,588	1,078,165
Changes in valuation allowance	65,581	164,511
Tax effect of permanence differences	49,787	37,803
Effect of income tax jurisdictions other than Hong Kong	20,873	19,836
Super deduction of research and development expenses	(132,704)	(132,257)
Final settlement differences	11,756	11,484
Income not subject to tax (2)	(98,402)	(181,200)
Income tax expenses	748,479	998,342
(1)	The Hong Kong statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in Hong Kong.
(2)	This amount mainly represents tax exempted items, including offshore income of Futu Securities derived from executing the clients’ orders of US listed securities, etc.

Income taxes paid

For the year ended December 31, 2025, total income taxes paid (net of refunds) consisted of the following:

Year Ended December 31, 2025,
(HK$in thousands)
United States	818,536
Hong Kong	560,154
Others	267,614
Total	1,646,304

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.TAXATION (Continued)

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025

	(HK$ in thousands)
Deferred tax assets
Net operating loss carryforwards	352,117	405,484
Accrued expenses and others	112,470	206,261
Less: valuation allowance	(352,716)	(405,885)
Total deferred tax assets	111,871	205,860

Total deferred tax liabilities	4,882	20,856

Movement of Valuation Allowance

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Balance at beginning of the year	122,624	188,205	352,716
Additions	77,016	209,900	92,233
Reversals	(11,435)	(45,389)	(39,064)
Balance at end of the year	188,205	352,716	405,885

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

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately HK$1,602,433 thousand and HK$1,562,679 thousand, respectively, which arose from the subsidiaries, the VIEs and the VIEs’ subsidiaries established in Hong Kong, Singapore, PRC, etc. As of December 31, 2024 and 2025, of the net operating loss carryforwards, HK$1,602,433 thousand and HK$1,562,679 thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. Apart from these net operating loss carryforwards that was provided for valuation allowance, the remaining is expected to be utilized prior to expiration considering future taxable income for respective entities.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.TAXATION (Continued)

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

The Group is subject to routine examinations by the applicable local jurisdictions’ taxing authorities. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, tax filings of the Company’s PRC subsidiaries and the VIEs for tax years 2020 through 2024 remain open to examination by the respective tax authorities. The Group is also subject to the examination of the tax filings in other jurisdictions, most of significant jurisdictions are no longer subject to examinations for tax years before 2019.

24.DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB220,013 thousand, RMB237,452 thousand and RMB 240,318 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive income were HK$3,345 thousand, HK$4,789 thousand and HK$8,236 thousand of plan contributions for the years ended December 31, 2023, 2024 and 2025, respectively.

25.REGULATORY REQUIREMENTS

The Group’s principal broker-dealer subsidiaries, including but not limited to Futu Securities, Futu Clearing Inc. Moomoo Financial Singapore Pte. Ltd, Futu Malaysia Sdn. Bhd. and Moomoo Financial Inc. are subject to capital requirements determined by its respective regulators.

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.REGULATORY REQUIREMENTS (Continued)

Futu Malaysia Sdn. Bhd., the Company’s subsidiary located in Malaysia, was subject to the Capital Adequacy Requirements under the Capital Market and Services Act, which requires capital adequacy ratio is at all times more than 1.2.

The tables below summaries the net capital, the requirement and the excess capital for the Group’s principle broker-dealer subsidiaries as of December 31, 2025:

	Year ended December 31, 2025
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	14,631,527	3,328,771	11,302,756
Futu Clearing Inc.	8,819,430	875,676	7,943,754
Moomoo Financial Singapore Pte. Ltd.	4,899,208	733,732	4,165,476
Futu Malaysia Sdn. Bhd.	491,619	91,439	400,180
Moomoo Financial Inc.	423,592	71,666	351,926

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2025, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

26.COMMITMENTS AND CONTINGENCIES

Commitments

The Group’s commitments primarily related to capital contribution obligation for certain private equity investment funds. Total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$70.0 million and US$25.0 million as of December 31, 2024 and 2025, respectively.

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

As of the date of issuance of the consolidated financial statements, the Group is involved in inquiries initiated by the China Securities Regulatory Commission (the “CSRC”) concerning matters including, among others, providing cross-border securities services for domestic investors. The Group has taken and may continue to take rectification measures based on communication with the CSRC and in accordance with such inquiries from the CSRC. However, there can be no assurance that the measures the Group has taken or will take in the future will be effective or fully satisfy the CSRC’s requirements. As of the date of this report, the Group does not have sufficient information to accurately predict if any disciplinary action or punishment will be taken by the CSRC against the Group and/or their responsible officers after the conclusion of such inquiries. Should any such action be taken, the Group cannot foresee its nature, scope, or timing. Any such disciplinary actions taken against the Group and/or their responsible officers may have a material and adverse impact on the Group’s operations and financial results.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies (Continued)

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

As of December 31, 2024 and 2025, no provision has been made by the Group for the aforementioned potential loss contingencies.

27.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Name of Entity or Individual	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries(“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families
Airstar Bank (1)	Significantly influenced by the Group from May 24, 2024, and became a consolidated subsidiary of the Group as of September 16, 2025.
(1)	Airstar Bank is a wholly owned subsidiary of Gravitation. The Group has significant influence over Airstar Bank indirectly through its equity method investment in Gravitation, which became an associate of the Group on May 24, 2024. On September 16, 2025, the Group acquired additional equity interests in Gravitation and Airstar Bank, and upon the completion of the transaction, Gravitation and Airstar Bank became consolidated subsidiary of the Group.
(a)	Cash and cash equivalent

	As of December 31,
	2024	2025

	(HK$ in thousands)
Cash and cash equivalent	486,150	—

The balance represents the cash deposited by the Group in Airstar bank and in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)	Short-term investment

	As of December 31,
	2024	2025

	(HK$ in thousands)
Short-term investment	—	53,859

The balance represents the bonds held by the Group issued by Tencent Group.

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)	Amounts Due from Related Parties

	As of December 31,
	2024	2025

	(HK$ in thousands)
Deposit receivables	—	6,753
Receivables in relation to ESOP management services	—	27
Amount due from Airstar Bank	61,200	—
Total amounts due from related parties	61,200	6,780

(d)	Amounts Due to Related Parties

	As of December 31,
	2024	2025

	(HK$ in thousands)
Payables in relation to cloud equipment and services from Tencent Group	62,377	63,803
Payables to Tencent Group in relation to ESOP management services	15,001	1,546
Other services from Tencent Group	1,712	1,794
Total amounts due to related parties	79,090	67,143

(e)	Amount earned from Related Party Transactions

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Technology services income from Airstar Bank	—	61,000	63,300
Others	565	320	108
Amounts earned by the Company	565	61,320	63,408

The Group earns revenue from Airstar Bank by providing technology service. The Group also earns revenue from Tencent Group by providing ESOP management service.

(f)	Amount incurred from Related Party Transactions

	Year ended December 31,
	2023	2024	2025

	(HK$ in thousands)
Cloud service fee	152,429	170,291	206,020
SMS channel service fee	135	49	131
Software purchased	1,300	17	8
Other Services	5,006	1,977	2,189
Amounts incurred by the Company	158,870	172,334	208,348

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

FUTU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(g)	Trade related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2024 and 2025, were payables to directors and officers of HK$26,662 thousand and HK$51,524 thousand, respectively. Revenue earned by providing brokerage services to directors and officers and their spouses amounts to HK$88 thousand, HK$88 thousand and HK$346 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

28.SEGMENT RECONCILIATION

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Group operate and report financial information in one operating segment. This is because the CODM assesses the performance of the Group as a whole and decides how to allocate resources based on net income that is reported in the Consolidated Statements of Comprehensive Income as consolidated net income. The measure of the single segment assets is reported in the Consolidated Balance Sheets as total consolidated assets. Consolidated net income is also used by the CODM to monitor budgeted versus actual results. Significant segment expenses required to be disclosed as part of the segment disclosure of a single segment entity under ASC 280 are presented throughout the Consolidated Statements of Comprehensive Income, as well as Note 20. Interest Expense, Note 21. Processing and Servicing Cost, and Note 22. Non-interest Cost and Expenses by Nature. See Note 7. Long-Term Investment for additional information about investments and expenditures.

The Group engages primarily in online brokerage services and margin financing services. See Note 16. Brokerage Commission and Handling Charge Income for additional information about disclosure of the disaggregation of revenue by various security types and geographic areas.

For the information of long-lived assets by geographic areas, considering that the Group is with light asset structure, most of the Group’s long-lived assets, such as property, plant and equipment, intangible assets, and right-of-use assets, are located in Mainland China. Therefore, no long-lived assets by geographical segments are presented.

29.SUBSEQUENT EVENTS

The Group evaluated events subsequent to the balance sheet date of December 31, 2025 through the date of issuance of the consolidated financial statements.

On March 26, 2026, following the Board’s approval, the Group has retired all treasury stock in total of 144,498,392 shares.

On April 2, 2026, the Group announced a cash dividend to holders of US$0.325 per ordinary share, or US$2.6 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 16, 2026, payable in U.S. dollars. The aggregate amount of the Dividend will be approximately US$365 million.